Exhibit 99.2

EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

ICON NY HOLDINGS LLC,

IBG BORROWER LLC,

ICONIX BRAND GROUP, INC.,

DHX MEDIA LTD.,

AND

DHX SSP HOLDINGS LLC

DATED MAY 9, 2017

(i)

5.6	Finders; Brokers	29
5.7	Investigation and Acknowledgment by Purchaser	29
5.8	Exclusivity of Representations	29

Article VI COVENANTS		29

6.1	Access to Information Concerning Properties and Records	29
6.2	Conduct of Sellers and the Businesses	30
6.3	Efforts to Close; Antitrust Laws	31
6.4	Public Announcements	32
6.5	Notification of Certain Matters	32
6.6	Post-Closing Access to Records and Personnel; Litigation Support	32
6.7	Tax Matters	33
6.8	Further Assurances	35
6.9	Audited Financials	35
6.10	Employee Matters	35
6.11	Financing	36
6.12	Copyright Termination and Re-Grants Process	37
6.13	Aged Accounts Receivable Credit	37
6.14	Efforts to Collect and Reporting	38
6.15	Payment to Wrong Party Following Closing	38
6.16	Transfer of Domain Name Registrations	38

Article VII CONDITIONS PRECEDENT		38

7.1	Conditions to the Obligations of Each Party	38
7.2	Conditions to the Obligations of Purchaser	39
7.3	Conditions to the Obligations of Sellers	39
7.4	Frustration of Closing Conditions	39

Article VIII INDEMNIFICATION; REMEDIES		40

8.1	General Indemnification by Sellers	40
8.2	Tax Indemnification by Sellers	40
8.3	Indemnification by Purchaser	40
8.4	Time Limitations	40
8.5	Limitations on Amount	40
8.6	Procedure for Indemnification — Third Party Claims	41
8.7	Adjustment to Purchase Price	42
8.8	Damages	42

Article IX TERMINATION		42

9.1	Termination Events	42
9.2	Effect of Termination	43
9.3	No Recourse to Debt Financing Source	44

Article X MISCELLANEOUS		44

10.1	Expenses	44
10.2	Extension; Waiver	44
10.3	Notices	44
10.4	Entire Agreement	45
10.5	Binding Effect; Benefit; Assignment	45
10.6	Amendment and Modification	46

(ii)

10.7	Counterparts	46
10.8	Applicable Law	46
10.9	Severability	46
10.10	Specific Enforcement; Limitation on Damages	47
10.11	Waiver of Jury Trial	47
10.12	Release	47
10.13	Rules of Construction	47
10.14	Headings	47

(iii)

EXHIBITS

Exhibit A – Form of Release

Exhibit B – Form of Transition Services Agreement

Exhibit C – Allocation of Purchase Price Among Sellers

Exhibit D – Notice of Termination of Grants of Transfer of Copyrights under Sections 203 and 304(c)

Exhibit E – Agreement (Re-Grant of Rights Subject to Termination Notice)

Exhibit F – Beagle Scouts Letter Agreement Assignment

Exhibit G – Joinder Agreement

Exhibit H – Parent Joinder Agreement

Exhibit I – Interests Assignment and Assumption Agreement

Exhibit J – Working Capital Calculation Template

(iv)

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is dated May 9, 2017 by and among Icon NY Holdings LLC, a limited liability company organized under the Laws of the State of Delaware (“Peanuts Seller”), IBG Borrower LLC, a limited liability company organized under the Laws of the State of Delaware (“IBG Seller” and, together with Peanuts Seller, the “Sellers”, and each individually, a “Seller”), and, solely for purposes of Section 3.4 hereof, Iconix Brand Group, Inc., a corporation organized under the Laws of the State of Delaware (“Iconix”), on the one hand, and DHX SSP Holdings LLC, a limited liability company organized under the Laws of the State of Delaware (“Purchaser”) and, solely for purposes of Section 3.3 hereof, DHX Media Ltd., a corporation organized under the Laws of Canada (“DHX”), on the other hand. Unless otherwise expressly provided to the contrary, all capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 1.1 of this Agreement.

WITNESSETH:

WHEREAS, Peanuts Seller owns 80% of the issued and outstanding common units (the “Peanuts Interests”) of Peanuts Holdings LLC, a limited liability company organized under the Laws of the State of Delaware (together with its wholly owned subsidiary, Peanuts Worldwide LLC, the “Company”), which is engaged in the Peanuts Business;

WHEREAS, IBG Seller owns all of the issued and outstanding membership interests (the “IBG Interests”) of IBGNYC LLC and IBGSCREEN, LLC, each a limited liability company organized under the Laws of the State of Delaware (together with IBGWGA LLC, a wholly owned subsidiary of IBGNYC LLC, the “IBG Companies”), each of which is engaged in the IBG Business;

WHEREAS, upon the terms and subject to the conditions of this Agreement, the parties hereto desire that Purchaser purchase and Sellers sell or cause to be sold, transferred, conveyed and assigned to Purchaser, the Peanuts Interests and the IBG Interests on the Closing Date (the “Purchase”);

WHEREAS, it is the intention of the parties hereto that, upon consummation of the Purchase pursuant to this Agreement, Purchaser shall own 80% of the common units of Peanuts Holdings LLC and all of the outstanding membership interests of IBGNYC LLC and IBGSCREEN, LLC; and

WHEREAS, as a material inducement to Iconix and Sellers to enter into this Agreement, DHX is providing a guaranty in favor of Iconix and Sellers pursuant to which DHX is guaranteeing certain obligations of Purchaser including the payment of the Purchase Price.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties, intending to be legally bound, agree as follows:

Article I

Definitions; Construction

1.1            Defined Terms. When used in this Agreement, the following terms shall have the respective meanings specified therefor below:

“ABC Agreement” shall mean that certain Agreement, dated October 22, 2013, between American Broadcasting Companies, Inc., Peanuts Worldwide, LLC and Lee Mendelson Film Productions, Inc.

“Affiliate” of any Person shall mean any other Person directly or indirectly controlling, controlled by, or under common control with, such Person, provided that for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aged Accounts Receivable” shall mean any accounts receivable of the Purchased Companies incurred in the ordinary course of business which have been outstanding for more than 120 days from the applicable due date pursuant to the relevant Contract.

“Antitrust Authorities” shall mean the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States of America and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

“Antitrust Filings” shall mean all required filings under the HSR Act and all filings under other applicable Antitrust Laws required in order to consummate the transactions contemplated by this Agreement.

“Antitrust Laws” shall mean the Sherman Act, 15 U.S.C. §§ 1-7, as amended; the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, as amended; the HSR Act; the Federal Trade Commission Act, 15 U.S.C. §§ 41-58, as amended; and all other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or lessening of competition through merger or acquisition.

“Balance Sheet” shall mean the unaudited proforma consolidated balance sheet of the Businesses as at December 31, 2016, as set forth in Section 4.5(a) of the Sellers Disclosure Letter.

“Base Purchase Price” shall mean an amount equal to [**]1.

“Beagle Scouts Consent” shall mean the Letter Agreement, dated as of May 9, 2017, by and between Iconix, Peanuts Seller, DHX, Purchaser, and Beagle Scouts LLC in which Beagle Scouts LLC, among other things, provides its consent to the transactions contemplated by this Agreement.

“Beagle Scouts Letter Agreement” shall mean that certain Letter Agreement, dated as of September 5, 2014, by and among Peanuts Seller, Iconix and Beagle Scouts LLC.

“Businesses” shall mean, together, (a) the Peanuts Business, and (b) the IBG Business.

“Business Day” shall mean any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York or Halifax, Nova Scotia.

“Closing Working Capital” shall mean Current Assets minus Current Liabilities, determined as of the close of business on the Closing Date. The Closing Working Capital can be represented by a positive or a negative number.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean that certain Nondisclosure and Restrictive Covenant Agreement, dated as of August 29, 2016, by and between Iconix and DHX.

1 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

“Contract” shall mean any note, bond, mortgage, indenture, guaranty, license, franchise, agreement, contract, lease, commitment, promise or undertaking, and any amendments thereto.

“Copyright” shall mean, throughout the world, all registered and unregistered copyrights and registrations and applications to register the same, all extensions, renewals and reversions related thereto, and all design and database rights recognized by applicable Law, including moral rights of authors.

“Copyright Termination and Re-Grant Process” shall mean the processes under 17 U.S.C. Sections 203 and 304(c), and all related activities (including the termination of the Copyrights set forth on Exhibit A attached to Exhibit D to this Agreement), under which Purchaser has requested that the widow and all of the children of Charles M. Schulz send notice of termination of certain copyright grants previously given to the Purchased Companies, or their successors-in-interest, and that such individuals re-grant such rights to the Purchased Companies following the Closing. The Copyright Termination and Re-Grant Process includes the Termination Notice and Re-Grant Agreement, their legal and financial impact on the Peanuts Business, and all activities related to their drafting, execution, use, effectiveness, and enforceability.

“Current Assets” shall mean cash and cash equivalents, accounts receivable, prepaid expenses and deposits, but excluding any (i) deferred Tax assets, (ii) Aged Accounts Receivable (net of applicable reserves), (iii) Long-Term Receivables, including any current portion thereof, (iv) the portion of any prepaid expense or deposit of which Purchaser will not receive the benefit following Closing, (v) receivables from any of the Purchased Companies’ Affiliates, directors, employees, officers or equity holders, and any of their respective Affiliates, and (vi) the Pre-Closing Settled Amounts, in each case as determined with respect to the Businesses in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in preparing the Balance Sheet.

“Current Liabilities” shall mean accounts payable, accrued Taxes, accrued expenses and current deferred revenue, but excluding any (i) deferred Tax liabilities, (ii) Long-Term Payables, including any current portion thereof, (iii) payables to any of the Purchased Companies’ Affiliates, directors, employees, officers or equity holders, and any of their respective Affiliates, and (iv) the Pre-Closing Settled Amounts, in each case as determined with respect to the Businesses in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in preparing the Balance Sheet.

“Equity Interests” of any Person shall mean the shares, membership interests, partnership interests or other equity interests, as applicable, of such Person.

“GAAP” shall mean generally accepted accounting principles of the United States of America consistently applied, as in effect from time to time.

“Governmental Authorization” shall mean any approval, consent, license, permit, waiver or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law or Order.

“Governmental Entity” shall mean any United States or non-United States federal, national, state, territory, provincial or local court, arbitral tribunal, administrative agency or commission or other governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), including any regulatory agency or authority, any securities exchange and any organization or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. § 18a et seq., as amended, and the rules and regulations promulgated thereunder.

“IBG Business” shall mean the business of the IBG Companies as currently conducted by the IBG Companies of engaging actors and/or script writers, as applicable, in connection with the “Peanuts” feature film released in 2015 or the production of other original content related to the Peanuts IP Assets.

“Intellectual Property” shall mean any and all intellectual property rights, including rights in or with respect to (including remedies against infringement thereof and rights of protection of interest therein under the law of all jurisdictions) any and all of the following: (a) utility and design patents; (b) Trademarks, slogans, design rights (and design registrations) and brand names and other indicia of origin, whether registered or unregistered, and all associated goodwill; (c) Copyrights; (d) social network site handles; and (e) all registrations and applications for, and all extensions, renewals and reversions of, any of the foregoing.

“IRS” shall mean the United States Internal Revenue Service.

“Law” shall mean any statute, law, constitution, treaty, ordinance, policy, rule or regulation of any Governmental Entity, any common law principle or doctrine and all judicial interpretations thereof.

“Liabilities” shall mean any and all indebtedness, liabilities and obligations of any nature, whether accrued or fixed, known or unknown, absolute or contingent, liquidated or unliquidated, matured or unmatured or determined or determinable.

“License Agreements” shall mean all Contracts pursuant to which a Purchased Company licenses all or any part of the Peanuts IP Assets to another Person.

“Licensed Peanuts Assets” shall mean all Intellectual Property that is used in the Businesses and that is licensed to any of the Purchased Companies or any of their Subsidiaries by any other Person.

“Liens” shall mean any liens, security interests, claims, easements, mortgages, charges, pledges, indentures, deeds of trust, rights of way, encroachments or any other encumbrances and other restrictions or limitations on ownership or use of real or personal property (both tangible and intangible) or irregularities in title thereto, including any title retention device, conditional sale or other security arrangement or collateral assignment.

“Long-Term Payables” shall mean amounts reflected as “Long Term Liability – ABC” on the Balance Sheet.

“Long-Term Receivables” shall mean amounts owed to the Peanuts Business under the ABC Contract.

“Material Adverse Effect” shall mean any change, effect, event, development, fact, condition, circumstance, or occurrence (each, an “Effect”) that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Businesses, taken as a whole, or on the ability of a Person to consummate or perform the Purchase in accordance with the terms of this Agreement, provided that no Effect resulting from any of the following shall constitute a Material Adverse Effect or be considered in determining whether a Material Adverse Effect has occurred:

(a)          general economic or political conditions in the United States or in any other country or region in the world in which the Businesses are operated;

(b)          conditions or changes in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world in which the Businesses are operated, including (i) interest rates in the United States or any other country or region in the world in which the Businesses are operated, and exchange rates for the currencies of any such countries, and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world in which the Businesses are operated;

(c)          any changes or prospective changes after the date hereof to applicable Laws or interpretations thereof by any Governmental Entity, or to any applicable accounting rules (or interpretations thereof);

(d)          the announcement of this Agreement and the transactions contemplated hereby or any communication by Purchaser of its plans or intentions with respect to the Businesses or any portion thereof;

(e)          the pendency or consummation of the transactions contemplated by this Agreement or any actions or inactions by Purchaser or Sellers or any of their respective Subsidiaries taken or omitted in accordance with this Agreement;

(f)           any natural or man-made disaster or any acts of terrorism, sabotage, military action or war (whether or not declared), or any escalation or worsening thereof in such countries or regions;

(g)          any action taken or not taken at the request, or with the written consent or waiver, of Purchaser; or

(h)          any matter disclosed in the Sellers Disclosure Letter or in the SEC Reports;

provided that with respect to clauses (a), (b), (c) and (f), to the extent that such Effects do not have a materially disproportionate impact on the Businesses, taken as a whole, relative to other companies in the industries in which the Businesses are operated.

“Order” shall mean any award, judgment, order, injunction, decree, decision, subpoena, writ, permit or license of any Governmental Entity or any arbitrator.

“Owned IP Assets” shall mean the Intellectual Property owned by the Purchased Companies.

“Peanuts Business” shall mean the business of the Company, as currently conducted, of owning, exploiting, promoting, advertising and licensing the Peanuts IP Assets, but excludes the Charles M. Schulz Museum and properties and facilities on or around, and related to, the Charles M. Schulz Museum and Snoopy’s Gallery and Gift Shop (including snoopygift.com and snoopystore.com) located in Santa Rosa, California, and the Snoopy Museum located in Tokyo, Japan.

“Peanuts IP Assets” shall mean all Intellectual Property primarily relating to the “PEANUTS” brand, and the characters, cartoons, comics, comic strips, drawings, artwork, graphics, animation, plots, storylines, dialogues, settings, themes and backgrounds associated with that brand, that is owned by any Purchased Company or any of its Subsidiaries, including any of the foregoing that are Owned IP Assets, together with the Licensed Peanuts Assets.

“Peanuts Operating Agreement” shall mean that certain Operating Agreement by and among Peanuts Holdings LLC, Beagle Scouts LLC, Icon NY Holdings LLC, Iconix and certain individuals listed on Schedule A thereto, dated as of June 3, 2010 (as amended).

“Permits” shall mean all permits, approvals, licenses, authorizations, certificates, rights, exemptions and Orders from Governmental Entities.

“Permitted Liens” shall mean (a) statutory Liens or other Liens arising in the ordinary course of business (including by operation of law) securing payments not yet due, including mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens, (b) Liens for Taxes not yet due and payable or for current Taxes that may thereafter be paid without penalty and Liens for Taxes which are being contested in good faith and by appropriate proceedings, (c) Liens set forth in Section 1.1(b) of the Sellers Disclosure Letter, (d) all Material Contracts, (e) any other licenses granted in any Intellectual Property and any Lien or other restriction on use arising under the terms of any Contract concerning Intellectual Property to which any Purchased Company is a party, which do not, individually or in the aggregate, result in material costs or liabilities to the Businesses, taken as a whole, and all restrictions on the transfer or ownership of Intellectual Property arising as a matter of Law, (f) the Copyright Termination and Re-Grant Process, (g) all restrictions and encumbrances resulting from filing or recordation requirements concerning the transfer or ownership of Intellectual Property which do not materially impair or limit or have a Material Adverse Effect on the use of the subject Intellectual Property, and (h) Liens created by this Agreement or in connection with the transactions contemplated hereby, or by the actions of Purchaser or its Affiliates.

“Person” shall mean and include any individual, company, partnership, limited partnership, limited liability partnership, joint venture, corporation, limited liability company, association, trust, unincorporated organization, proprietorship, group or Governmental Entity.

“Post-Closing Period” shall mean all taxable years or other taxable periods that begin after the Closing Date and, with respect to any Straddle Period, the portion of such taxable year or period beginning after the Closing Date.

“Pre-Closing Period” shall mean all taxable years or other taxable periods that end on or before the Closing Date and, with respect to any Straddle Period, the portion of such taxable year or period ending on or before the Closing Date.

“Proceeding” shall mean any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

“Purchased Companies” shall mean the IBG Companies, the Company and Peanuts Worldwide K.K., a corporation formed under the laws of Japan, and each individually, a “Purchased Company”.

“Re-Grant Agreement” shall mean an Agreement for the re-grant of copyrights subject to the Termination Notice in the form attached hereto as Exhibit E.

“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, members, agents, attorneys, consultants, advisors or other Persons acting on behalf of such Person.

“Returns” shall mean any and all returns, reports, forms (including elections, declarations, statements, claims for refund, schedules, information returns or attachments thereto) and any other documents filed or required to be filed with a Taxing Authority with respect to Taxes, including any amendments thereto.

“SEC” shall mean the United States Securities and Exchange Commission.

“SEC Reports” shall mean all forms, reports, statements, certifications and other documents (together with all exhibits, amendments and supplements thereto) containing financial information regarding the Company and filed or furnished by Iconix with the SEC on or after January 1, 2015 (and for the purposes of Section 4.14 only, January 1, 2014), to the extent such items are publicly available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system prior to the date of this Agreement.

“Straddle Period” shall mean any taxable year or other taxable period beginning before and ending on or after the Closing Date.

“Strawberry Shortcake Transaction Agreement” shall mean that certain Membership Interest Purchase Agreement, dated as of the date hereof, by and between Iconix, IBG Seller and Purchaser (or an Affiliate of Purchaser) for the sale and purchase of Shortcake IP Holdings LLC.

“Subsidiary” shall mean, with respect to any Person, (a) any corporation more than 50% of the stock of any class or classes of which having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more subsidiaries of such Person and (b) any partnership, association, joint venture, limited liability company or other entity in which such Person directly or indirectly through one or more subsidiaries of such Person has more than a 50% Equity Interest.

“Target Working Capital” shall mean an amount equal to [**]2; provided that if Purchaser, DHX and/or their Affiliates fail to consummate an Equity Issuance prior to the Closing Date for the purpose of funding a portion of the Purchase Price, then Target Working Capital shall mean an amount equal to [**]3.

“Tax” (or “Taxes”) shall mean (a) all taxes, assessments, charges, duties, fees, levies or other governmental charges imposed by a Taxing Authority, including all United States federal, state, territory, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value added, unclaimed property or escheat, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding, estimated and other taxes, assessments, charges, duties, fees, levies or other governmental charges imposed by any Taxing Authority of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), together with any penalties and interest and any additional amounts with respect thereto, (b) any liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period prior to the Closing, and (c) any liability for the payment of any amounts of the type described in clause (a) of this definition as a result of any express or implied obligation to indemnify any Person.

2 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

3 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

“Tax Contest” shall mean any audit, hearing, proposed adjustment, arbitration, deficiency, assessment, suit, dispute, claim, proceeding or other litigation commenced, filed or otherwise initiated or convened to investigate or resolve the existence and extent of a liability for Taxes.

“Taxing Authority” shall mean any Governmental Entity responsible for or having jurisdiction over the assessment, determination, collection, administration or imposition of Taxes.

“Termination Notice” shall mean a Notice of Termination of Grants of Transfer of Copyrights under 17 U.S.C. Sections 203 and 304(c) in the form attached hereto as Exhibit D.

“The 1950 Agreement” shall mean that certain agreement dated June 14, 1950, between United Feature Syndicate, Inc. and Charles M. Schulz, as amended, and assigned by United Feature Syndicate, Inc. to Peanuts Worldwide LLC pursuant to that certain Contribution and Assignment Agreement, dated June 3, 2010, between United Feature Syndicate, Inc. and Peanuts Worldwide LLC.

“The 1959 Agreement” shall mean that certain agreement dated October 1, 1959, between United Feature Syndicate, Inc. and Charles M. Schulz, as amended, and assigned by United Feature Syndicate, Inc. to Peanuts Worldwide LLC pursuant to that certain Contribution and Assignment Agreement, dated June 3, 2010, between United Feature Syndicate, Inc. and Peanuts Worldwide LLC.

“The 1979 Agreement” shall mean that certain agreement dated September 1, 1979, among United Feature Syndicate, Inc., Charles M. Schulz, and the trustees of the Schulz Family Renewal Copyright Trust, as amended, and assigned by United Feature Syndicate, Inc. to Peanuts Worldwide LLC pursuant to that certain Contribution and Assignment Agreement, dated June 3, 2010, between United Feature Syndicate, Inc. and Peanuts Worldwide LLC.

“Third Party” shall mean any Person other than Sellers, Purchaser or any of their respective Affiliates.

“Trademarks” shall mean, throughout the world, all trademarks, service marks, logos, trade names, Internet domain name registrations, together with goodwill, registrations and applications relating to the foregoing, all extensions, renewals and reversion related thereto, common law trademarks and service marks and trade dress.

“Working Capital Deficiency” shall mean the amount, if any, by which (a) the sum of the Closing Working Capital, as set forth on the Closing Date Statement, as modified as a result of the resolution of any disputed items determined pursuant to Section 3.2(b)(ii) plus the “Closing Working Capital” determined under the Strawberry Shortcake Transaction Agreement, is less than (b) the Estimated Working Capital.

“Working Capital Excess” shall mean the amount, if any, by which (a) the sum of the Closing Working Capital, as set forth on the Closing Date Statement, as modified as a result of the resolution of any disputed items determined pursuant to Section 3.2(b)(ii) plus the “Closing Working Capital” determined under the Strawberry Shortcake Transaction Agreement, is greater than (b) the Estimated Working Capital.

1.2           Additional Defined Terms. In addition to the terms defined in Section 1.1, additional defined terms used herein shall have the respective meanings assigned thereto in the Sections indicated below.

Defined Term	Section
Accountants	3.2(b)(ii)
Agreement	Preamble
Allocation	3.5
Alternative Financing	6.11(b)
Alternative Financing Commitment Letter	6.11(b)
Applicable Parties	9.3
Balance Sheet Date	4.5(c)
Basket	8.5(b)
Beagle Scouts Letter Agreement Assignment	2.2(b)(viii)
Business Accounts Receivable	4.18
Business Employee	4.16(b)(i)
Cap	8.5(c)
Closing	2.2(a)
Closing Adjustment	3.2(a)(ii)
Closing Date	2.2(a)
Closing Date Statement	3.2(b)(i)
Company	Recitals
Damages	8.1
Debt Commitment Letter	5.4(b)
Debt Financing	5.4(b)
Debt Financing Documents	6.11(a)
Debt Financing Proceeds	5.4(b)
Debt Financing Source	5.4(b)
Designated Reps	8.4
DHX	Preamble
End Date	9.1(b)(ii)
Equity Issuance	6.11(a)
ERISA	4.16(a)
Extension Conditions	2.2(a)
Estimated Working Capital	3.2(a)(i)
Financial Statements	4.5(a)
Final Determination	8.7
Flow-Through Returns	6.7(b)(i)
Fundamental Reps	8.4
IBG Companies	Recitals
IBG Interests	Recitals
IBG Seller	Preamble
Iconix	Preamble
Interests Assignment	2.2(b)(i)
Joinder Agreement	2.2(b)(ix)
Knowledge of the Purchaser	1.5
Knowledge of the Sellers	1.5
Material Contract	4.11(a)
Misdirected Payment	6.15
Non-Flow-Through Returns	6.7(b)(ii)
Parent Joinder Agreement	2.2(b)(x)
Peanuts Interests	Recitals
Peanuts Seller	Preamble
Pre-Closing Settled Amounts	3.2(c)
Purchase	Recitals
Purchase Price	3.1
Purchaser	Preamble
Purchaser Disclosure Letter	Article V
Purchaser Indemnified Persons	8.1
Releasee	10.12
Releasor	10.12
Seller Indemnified Persons	8.3
Seller Software	4.13(j)
Seller Tax Matter	6.7(b)(iii)
Sellers	Preamble
Sellers Disclosure Letter	Article IV
Tax Ruling	4.12(h)
Transfer Taxes	6.7(a)
Transition Services Agreement	2.2(b)(vii)

1.3         Construction. In this Agreement, unless the context otherwise requires:

(a)          references to “writing” or comparable expressions include a reference to facsimile transmission or comparable means of communication (including electronic mail, provided that the sender complies with the provisions of Section 10.3);

(b)          the phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant parties (including, in the case of “made available” to Purchaser or its Representatives, material that has been posted, retained and thereby made available to Purchaser or its Representatives through any on-line “virtual data room” established by Sellers or any of their Representatives);

(c)          words expressed in the singular number shall include the plural and vice versa; words expressed in the masculine shall include the feminine and neuter gender and vice versa;

(d)          references to Articles, Sections, Sections of the Sellers Disclosure Letter, Sections of the Purchaser Disclosure Letter, Exhibits, the Preamble and Recitals are references to articles, sections, exhibits, the preamble and recitals of this Agreement, and the disclosure letters delivered with respect to this Agreement, and the descriptive headings of the several Articles and Sections of this Agreement, the Sellers Disclosure Letter and the Purchaser Disclosure Letter (as applicable) are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement;

(e)          references to “day” or “days” are to calendar days and whenever any action must be taken under this Agreement on or by a day that is not a Business Day, then that action may be validly taken on or by the next day that is a Business Day;

(f)           the words “hereof”, “herein”, “hereto” and “hereunder”, and words of similar import, shall refer to this Agreement as a whole and not to any provision of this Agreement;

(g)          this “Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(h)          “include”, “includes”, and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import; and

(i)           references to “Dollars”, “dollars” or “$”, without more are to the lawful currency of United States of America.

1.4         Exhibits and the Disclosure Letters. The Exhibits, the Sellers Disclosure Letter and the Purchaser Disclosure Letter are incorporated into and form an integral part of this Agreement.

1.5         Knowledge. When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of the Sellers” or words of similar import, it shall mean the actual knowledge of the individuals set forth in Section 1.5 of the Sellers Disclosure Letter, after reasonable inquiry. When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of the Purchaser” or words of similar import, it shall mean the actual knowledge of the individuals set forth in Section 1.5 of the Purchaser Disclosure Letter, after reasonable inquiry. For purposes of this Section 1.5, the “reasonable inquiry” of a designated individual need not include inquiries made to unaffiliated third parties.

Article II

Sale of INTERESTS; CLOSING

2.1         Sale of Interests. On the terms and subject to the conditions of this Agreement, Purchaser agrees to purchase from Sellers, and Sellers agree to sell, convey, transfer, assign and deliver to Purchaser, at the Closing, Sellers’ right, title and interest to the Peanuts Interests and IBG Interests (as applicable), free and clear of any Liens (except for restrictions arising under applicable federal, state or foreign securities Laws and, in the case of the Peanuts Interests, for restrictions on transfer set forth in the Peanuts Operating Agreement).

2.2         Closing; Closing Deliverables.

(a)          Subject to the satisfaction or waiver of all of the conditions set forth in Article VII, the closing of the Purchase (the “Closing”) shall take place at the offices of White & Case LLP, 1221 Avenue of the Americas, New York, New York, 10020-1095, as soon as practicable, but in any event not later than two (2) Business Days after the last of the conditions set forth in Article VII is satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time, date or place as the parties hereto shall agree in writing. Such date is herein referred to as the “Closing Date”. If, however, (x) the conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) and (y) Purchaser has been using its commercially reasonable best efforts to consummate the Purchase and the Debt Financing, and (z) notwithstanding such efforts, Purchaser has not been able to consummate the Debt Financing prior to the Closing Date (subsections (x), (y), and (z), collectively, the “Extension Conditions”), then by no later than one (1) Business Day after the last of the conditions set forth in Article VII is satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), Purchaser may request that the Closing Date be adjourned to a date no later than July 7, 2017, in which case the Closing Date shall be amended accordingly to be such date or such other time, date or place as the parties hereto shall agree in writing (it being understood that under no circumstances shall the Closing occur later than July 7, 2017 if the conditions set forth in Article VII have been satisfied or waived at any time prior to July 7, 2017).  Notwithstanding any provision to the contrary contained herein, if Purchaser adjourns the original Closing Date in accordance with the terms hereof, any failure of any of the conditions to Closing set forth in Section 7.2(b) to no longer be satisfied at any time on or after the original Closing Date shall not entitle Purchaser to fail to close on or prior to the amended Closing Date (it being understood that Purchaser shall be required to close on or prior to the amended Closing Date as if the failure of any such conditions to Closing had not occurred).

(b)          At the Closing, Sellers shall deliver or cause to be delivered to Purchaser:

(i)          a duly executed assignment and assumption agreement transferring all right, title and interest in and to the Peanuts Interests and IBG Interests to Purchaser, in the form attached hereto as Exhibit I (“Interests Assignment”);

(ii)         written releases, in form and substance reasonably satisfactory to Purchaser, evidencing the release of all Liens with respect to the Peanuts Interests and the IBG Interests;

(iii)        confirmation, in form and substance reasonably satisfactory to Purchaser, evidencing the satisfaction of the Pre-Closing Settled Amounts;

(iv)        a certificate signed by an authorized officer of the applicable Seller, dated as of the Closing Date, confirming the matters set forth in Sections 7.2(a) and 7.2(b);

(v)         a certificate of the Secretary or an Assistant Secretary (or of another Person responsible for the duties typically performed by a Secretary) of each Seller certifying that attached thereto are true and complete copies of all resolutions adopted by the members, managers or other governing body of such Seller, authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that such resolutions are in full force and effect;

(vi)        a release, duly executed by each Seller, in the form attached hereto as Exhibit A;

(vii)       a duly executed transition services agreement (the “Transition Services Agreement”), in the form attached hereto as Exhibit B;

(viii)      a duly executed assignment and assumption agreement (the “Beagle Scouts Letter Agreement Assignment”) for the assignment of the Beagle Scouts Letter Agreement to Purchaser, in the form attached hereto as Exhibit F;

(ix)         a duly executed joinder for Peanuts Holdings LLC (“Joinder Agreement”), in the form attached hereto as Exhibit G;

(x)          a duly executed parent joinder for Peanuts Holdings LLC (“Parent Joinder Agreement”), in the form attached hereto as Exhibit H;

(xi)         a non-foreign person affidavit from each Seller, dated as of the Closing Date, pursuant to Section 1445 of the Code provided that the failure to deliver such non-foreign person affidavit shall not be a condition to Closing under Section 7.2 of this Agreement and Purchaser’s sole remedy in the event a Seller fails to deliver such affidavit shall be to make a proper withholding of Tax to the extent required by Section 1445 of the Code; and

(xii)        resignations of each of the members of the board of directors or equivalent governing body, and each of the officers of the Purchased Companies.

(c)          At the Closing, Purchaser shall deliver or cause to be delivered to the applicable Seller:

(i)          the Purchase Price, pursuant to Section 3.1;

(ii)         a duly executed counterpart signature page to the Transition Services Agreement;

(iii)        a duly executed counterpart signature page to the Beagle Scouts Letter Agreement Assignment;

(iv)        a duly executed counterpart signature page to the Joinder Agreement;

(v)         a duly executed counterpart signature page to the Parent Joinder Agreement;

(vi)        a certificate signed by an authorized officer of Purchaser, dated as of the Closing Date, confirming the matters set forth in Sections 7.3(a) and 7.3(b); and

(vii)       a duly executed counterpart signature page to the Interests Assignment.

Article III

Purchase Price

3.1         Purchase Price; Delivery of Funds. At the Closing, in full consideration for the sale and transfer by Sellers of the Peanuts Interests and IBG Interests, Purchaser shall pay to Sellers an amount equal to (a) the Base Purchase Price; (b) plus or minus any Closing Adjustment as defined in and determined in accordance with Section 3.2(a) (such amounts referred to in clauses (a) and (b) of this Section 3.1, as adjusted for any Working Capital Excess or Working Capital Deficiency, as the case may be, in each case as defined in and determined in accordance with Section 3.2(b), the “Purchase Price”). The Purchase Price shall be allocated between each Seller as set forth on Exhibit C, and shall be made by wire transfer of immediately available funds to one or more accounts that have been designated by Sellers in writing to Purchaser at least two (2) Business Days prior to the Closing.

3.2         Working Capital Adjustment.

(a)          Closing Adjustment.

(i)          Peanuts Seller shall prepare and deliver to Purchaser, at least five (5) Business Days prior to the Closing Date, a written notice setting forth Peanuts Seller’s good faith estimate of the Closing Working Capital (the “Estimated Working Capital”), which notice shall contain an estimated balance sheet of the Peanuts Business as of the Closing Date (without giving effect to the transactions contemplated herein) and a calculation of the Estimated Working Capital. The calculation of the Estimated Working Capital shall be prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies, procedures, classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Financial Statements for the most recent fiscal year end and calculated in the manner set forth in the template attached hereto as Exhibit J.

(ii)         The Base Purchase Price shall be adjusted at Closing by an amount equal to (A) the sum of the Estimated Working Capital plus the Estimated Working Capital determined under the Strawberry Shortcake Transaction Agreement minus (B) the Target Working Capital (the “Closing Adjustment”). If the Closing Adjustment is a positive number, the Purchase Price shall be increased by the amount of the Closing Adjustment. If the Closing Adjustment is a negative number, the Purchase Price shall be reduced by the amount by which the Target Working Capital exceeds the Estimated Working Capital.

(b)          Post-Closing Adjustment.

(i)          Purchaser shall prepare and deliver to Peanuts Seller within ninety (90) calendar days following the Closing Date a statement setting forth its calculation of the Closing Working Capital, which statement shall contain a balance sheet of the Peanuts Business as of the Closing Date (without giving effect to the transactions contemplated herein) and a calculation of the Closing Working Capital (the “Closing Date Statement”). The Closing Date Statement shall be prepared using the same accounting methods, practices, principles, policies, procedures, classifications, judgments and valuation and estimation methodologies that were used to calculate the Estimated Working Capital and calculated in the manner set forth in the template attached hereto as Exhibit J.

(ii)         If Peanuts Seller does not notify Purchaser in writing within forty-five (45) calendar days after Peanuts Seller’s receipt of the Closing Date Statement that it disputes any of the information or calculations provided to Peanuts Seller in the Closing Date Statement, the Closing Date Statement shall be final and conclusive. If Peanuts Seller disagrees with any of the information or calculations provided by Purchaser in the Closing Date Statement, Peanuts Seller may, within forty-five (45) calendar days after delivery of such statement to it, deliver a written notice to Purchaser stating the existence and nature of such disagreement. Any such notice of disagreement shall specify those items or amounts as to which Peanuts Seller disagrees. If such notice of disagreement is delivered, the parties shall use their reasonable best efforts to reach agreement on the disputed items or amounts within ten (10) Business Days after Purchaser’s receipt of such notice. If the parties are unable to reach agreement on the disputed items within such period, then the issues in dispute will be submitted to a mutually agreed firm of nationally recognized independent certified public accountants (the “Accountants”) for review and resolution, with instructions to complete the review as promptly as practicable. Each party will furnish to the Accountants such workpapers and other documents and information relating to the disputed issues as the Accountants may request and are available to that party or its Affiliates (or its independent public accountants), and will be afforded the opportunity to present to the Accountants any material relating to the determination and to discuss the determination with the Accountants. The parties shall instruct the Accountants that their determination shall not result in a Closing Adjustment in an amount higher than the Closing Adjustment proposed by Peanuts Seller or an amount lower than the Closing Adjustment proposed by Purchaser. The resolution of the Accountants in accordance with the provisions of this Section 3.2 shall be conclusive and binding on the parties. Peanuts Seller and Purchaser shall each pay one-half of the fees and expenses charged by the Accountants.

(iii)        If there is a Working Capital Deficiency (as determined pursuant to Section 3.2(b)(ii)), on a net basis after taking into account the Closing Working Capital determined under the Strawberry Shortcake Transaction Agreement, Peanuts Seller shall pay to Purchaser, by wire transfer of immediately available funds to an account designated by Purchaser, the amount of such Working Capital Deficiency within five (5) Business Days after the final determination of the Closing Working Capital made in accordance with Section 3.2(b)(ii). If there is a Working Capital Excess (as determined pursuant to Section 3.2(b)(ii)), on a net basis after taking into account the Closing Working Capital determined under the Strawberry Shortcake Transaction Agreement, Purchaser shall pay to Peanuts Seller by wire transfer of immediately available funds to an account designated by Peanuts Seller, the amount of such Working Capital Excess within five (5) Business Days after the final determination of the Closing Working Capital made in accordance with Section 3.2(b)(ii).

(c)          Satisfaction of Certain Amounts as of Closing. Effective as of immediately prior to the close of business on the Closing Date, Sellers shall satisfy or cause to be satisfied in full all of the following amounts reflected (or required to be reflected) on the Balance Sheet: (i) intercompany balances, (ii) amounts recorded as [**]4 (iii) amounts owing under the Peanuts Operating Agreement or any other Contract among Sellers or its Affiliates, on the one hand, and any Person affiliated with Charles M. Schulz or his successors, heirs or other representatives, on the other hand, for periods prior to Closing and (iv) long-term indebtedness (excluding Long-Term Payables) (collectively, the “Pre-Closing Settled Amounts”).

(d)          Adjustments for Tax Purposes. Any payments made pursuant to this Section 3.2 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

3.3         DHX Parent Guaranty. DHX is the ultimate parent company with respect to Purchaser and has significant interest in ensuring that it and Purchaser receive the benefit of the terms of this Agreement. As an inducement to Sellers to enter into this Agreement, DHX has agreed to guarantee, and does hereby absolutely and unconditionally guarantee, the full and prompt performance of all obligations of Purchaser pursuant to Sections 3.1, 3.2, 5.4, 6.11, 6.13, 6.15, 8.3 and 10.10 of this Agreement and the Transition Services Agreement. Notwithstanding any provision to the contrary contained herein, under no circumstances shall the maximum amount payable by DHX hereunder exceed the amount of the Purchaser’s liability under this Agreement, which for the avoidance of doubt includes full payment of the Purchase Price, any Working Capital Excess and any fees and costs payable under the Transition Services Agreement.

3.4         Iconix Parent Guaranty. Iconix is the ultimate parent company with respect to each Seller and has significant interest in ensuring that it and each Seller receives the benefit of the terms of this Agreement. As an inducement to Purchaser to enter into this Agreement, Iconix has agreed to guarantee, and does hereby absolutely and unconditionally guarantee, the full and prompt performance of all payment obligations of Sellers pursuant to Sections 3.2, 8.1 and 8.2 of this Agreement. This is a guaranty of payment only, and not of performance of non-payment obligations. Notwithstanding any provision to the contrary contained herein, under no circumstances shall the maximum amount payable by Iconix hereunder exceed the amount of the Sellers’ liability under this Agreement.

3.5         Purchase Price Allocation. The Purchase Price shall be allocated for U.S. federal income tax purposes (and any similar provision of state, local, or foreign Law) among the assets of the Purchased Companies in sufficient detail so as to permit Sellers to determine whether and to what extent Section 751 of the Code applies to the Purchase and to enable Purchaser to determine any basis adjustments pursuant to Section 743 of the Code resulting from the Purchase. Purchaser shall prepare and deliver to Sellers the initial draft of the allocation within ten (10) Business Days following the Closing Date (the “Allocation”). If within thirty (30) days of receipt of the Allocation, any Seller notifies Purchaser that it objects to one or more items reflected on the Allocation, Sellers and Purchaser shall negotiate in good faith to resolve such dispute.

4 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

Article IV

Representations and Warranties of Sellers

Except as set forth in the disclosure letter delivered by Sellers to Purchaser (the “Sellers Disclosure Letter”) concurrently with the execution of this Agreement (it being agreed that any matter disclosed pursuant to any section of the Sellers Disclosure Letter shall be deemed disclosed for purposes of any other section of the Sellers Disclosure Letter to the extent the applicability of the disclosure to such other section is reasonably apparent on the face of such disclosure), and except for the Copyright Termination and Re-Grant Process and the effect of such process on the Copyrights subject thereto (for which no representations or warranties are made and for which Iconix and Sellers shall have no responsibility or liability hereunder or otherwise), each Seller hereby represents and warrants, with respect to itself, to Purchaser as follows:

4.1         Due Organization, Good Standing. Each Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation.

4.2         Authorization; Noncontravention.

(a)          Each Seller has the requisite limited liability company power and authority, and has taken all limited liability company action necessary to execute and deliver this Agreement and all other instruments and agreements to be delivered by such Seller as contemplated hereby and thereby, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each Seller of this Agreement and all other instruments and agreements to be delivered by such Seller as contemplated hereby, the consummation by each Seller of the transactions contemplated hereby and thereby and the performance of its obligations hereunder and thereunder have been, and in the case of documents required to be delivered at the Closing will be, duly authorized and approved by all necessary limited liability company, member or other action. This Agreement has been, and all other instruments and agreements to be executed and delivered by each Seller as contemplated hereby will be, duly executed and delivered by each Seller. Assuming that this Agreement and all such other instruments and agreements constitute valid and binding obligations of Purchaser and each other Person (other than Sellers) party thereto, this Agreement and all such other instruments and agreements constitute valid and binding obligations of each Seller enforceable against such Person in accordance with the terms thereof, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

(b)          The execution and delivery of this Agreement and all other instruments and agreements to be delivered by each Seller as contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with any of the provisions of the certificate of incorporation or bylaws or similar governance documents of each Seller or the Purchased Companies, in each case as amended to the date of this Agreement, (ii) subject to receipt of the consents, approvals, authorizations, declarations, filings and notices set forth in Section 4.2(b) and Section 4.6 of the Sellers Disclosure Letter, conflict with or result in a breach of, or constitute a default under, or result in the acceleration of any obligation or loss of any benefits under, any Material Contract or (iii) subject to (x) the applicable requirements of the HSR Act and any other applicable Antitrust Laws and (y) receipt of the consents, approvals, authorizations, declarations, filings and notices referred to in Section 4.2(b) and Section 4.6 of the Sellers Disclosure Letter, contravene any Law or any Order applicable to any Seller or the Purchased Companies, except, in the case of clauses (ii) and (iii) above, for such conflicts, breaches, defaults, consents, approvals, authorizations, declarations, filings or notices which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.3         Title to Peanuts Interests and IBG Interests. Except as set forth in Section 4.3 of the Sellers Disclosure Letter, Peanuts Seller has good and valid title to the Peanuts Interests and IBG Seller has good and valid title to the IBG Interests, in each case, free and clear of all Liens (except for restrictions arising under applicable federal, state or foreign securities Laws and, in the case of the Peanuts Interests, for restrictions on transfer set forth in the Peanuts Operating Agreement).

4.4         Purchased Companies; Capitalization.

(a)          Each of the Purchased Companies is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware (or, in the case of Peanuts Worldwide K.K., a corporation duly formed, validly existing and in good standing (or the equivalent thereof) under the Laws of Japan) and has all requisite limited liability company or other requisite power and authority to own, lease and operate such Purchased Company’s properties and assets and to carry on such Purchased Company’s business as now being conducted. Each of the Purchased Companies is duly qualified or licensed to do business and is in good standing (or the equivalent thereof) in each jurisdiction in which the character or location of the properties owned, leased or operated by such Purchased Company or the nature of the business conducted by such Purchased Company makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed and in good standing does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 4.4(a) of the Sellers Disclosure Letter, the Purchased Companies do not own, directly or indirectly, any capital stock or other equity, ownership, proprietary or voting interest in any Person.

(b)          The issued and outstanding Equity Interests of each of the Purchased Companies (including the holders thereof) is set forth in Section 4.4(b) of the Sellers Disclosure Letter. All of the Peanuts Interests and IBG Interests have been duly authorized and validly issued and, to the extent such concepts are applicable thereto, are fully paid and nonassessable, and are not subject to, and were not issued in violation of, any preemptive or similar rights. There are no outstanding options, warrants or other rights to purchase, or any authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of or other Equity Interests or voting securities in, any Purchased Company. No Purchased Company has any authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of any Purchased Company on any matter. There are no irrevocable proxies and no voting agreements with respect to any capital stock of, or other Equity Interests or voting securities in, any Purchased Company.

4.5         Financial Statements; Undisclosed Liabilities.

(a)          The unaudited proforma consolidated balance sheet of the Businesses as of December 31, 2014 and December 31, 2015, and the related unaudited proforma consolidated statements of earnings for the two years ended December 31, 2015, and the Balance Sheet, and the related unaudited proforma consolidated statements of earnings for the 12 months then ended, are set forth in Section 4.5(a) of the Sellers Disclosure Letter (collectively, the “Financial Statements”).

(b)          The Financial Statements have been prepared from books and records maintained by Sellers in accordance with GAAP. The Financial Statements fairly present, in all material respects, the consolidated financial position of the Businesses, taken as whole, at the applicable balance sheet dates indicated, and the results of operations of the Businesses, taken as a whole, for the applicable periods then ended.

(c)          Except (i) as set forth in Section 4.5(c) of the Sellers Disclosure Letter, (ii) for liabilities not material in amount or reflected or reserved against in the Financial Statements, (iii) for liabilities (including accounts payable and accrued expenses) incurred in the ordinary course of business since December 31, 2016 (the “Balance Sheet Date”) or included in Closing Working Capital, and (iv) for executory Liabilities arising under any Material Contract (other than as a result of a breach thereof), none of the Purchased Companies is subject to any liabilities of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise).

4.6         Consents and Approvals. Assuming all required Antitrust Filings are made and any waiting periods thereunder have been terminated or expired and any consents required thereunder have been obtained, except as set forth in Section 4.6 of the Sellers Disclosure Letter, no consent of or filing with any Governmental Entity must be obtained or made by any Seller in connection with the execution and delivery of this Agreement by any such Seller or the consummation by any Seller of the transactions contemplated by this Agreement, except for any consents, approvals, authorizations or filings which have been obtained or made or, if not made or obtained, have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

4.7         Title to Non-IP Assets. Except as set forth in Section 4.7 of the Sellers Disclosure Schedule, (a) the Purchased Companies, collectively, have good and valid title to, and/or a valid right to use, all of the assets of the Peanuts Business reflected in the Financial Statements or acquired after the Balance Sheet Date, other than the Peanuts IP Assets and assets sold or disposed of in the ordinary course of business since the Balance Sheet Date, and (b) no Affiliate of Sellers, other than the Purchased Companies, owns any Peanuts IP Assets.

4.8         Intentionally Omitted.

4.9         Litigation and Other Proceedings; Orders. (a) Except (x) as set forth in Section 4.9 of the Sellers Disclosure Letter or (y) as disclosed in the SEC Reports, and except with respect to any Proceedings related to intellectual property rights (addressed in Section 4.13 below), there is no Proceeding pending or, to the Knowledge of the Sellers, threatened:

(i)           that has been commenced by or against any Purchased Company which would, individually or in the aggregate, reasonably be expected to result in material costs or liabilities to the Businesses, taken as a whole; or

(ii)          against any Purchased Company or any Seller that challenges, or would reasonably be expected to prevent, materially delay, make illegal or otherwise materially interfere with, the Purchase.

(b)          Except (x) as set forth in Section 4.9 of the Sellers Disclosure Letter, (y) as disclosed in the SEC Reports, and except with respect to any Proceedings related to intellectual property rights (addressed in Section 4.13 below), there is no Proceeding pending or, to the Knowledge of the Sellers, threatened against, or any contingent liability with respect to, any officer, director, member, manager or employee (in which Proceeding involving an employee, one of the Purchased Companies is also a party) of any Purchased Company, or any of their respective successors or assigns, that would give rise to any right to indemnification by such Purchased Company which would, individually or in the aggregate, reasonably be expected to result in material costs or liabilities to the Businesses, taken as a whole.

(c)          Except (x) as set forth in Section 4.9 of the Sellers Disclosure Letter, or (y) as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and except with respect to any Proceedings related to intellectual property rights (addressed in Section 4.13 below):

(i)          There is no Order to which any Purchased Company is subject; and

(ii)         No Seller is subject to any Order that relates to the Businesses.

4.10       Absence of Certain Changes and Events. Except as set forth in Section 4.10 of the Sellers Disclosure Letter or as contemplated by this Agreement, since the Balance Sheet Date, each Seller and the Purchased Companies have conducted the Businesses only in the ordinary course and there has not or have not been any:

(a)          liabilities (whether absolute, accrued or contingent and whether due or to become due) incurred by or with respect to the Businesses, except (i) as disclosed in Section 4.5(c) of the Sellers Disclosure Letter, (ii) executory Liabilities arising under any Material Contract entered into since the Balance Sheet Date (other than as a result of a breach thereof), (iii) as incurred in the ordinary course of business, or (iv) for liabilities not material in amount or reflected or reserved against in the Financial Statements;

(b)          damage to or destruction or loss of any material asset or material property owned or used by the Businesses, whether or not covered by insurance, other than in the ordinary course of business;

(c)          (i) termination prior to the expiration of its term, or receipt of written notice of termination prior to the expiration of its term, of any Material Contract, where such termination would reasonably be expected to result in material costs or liabilities to the Businesses, taken as a whole, or (ii) entry into, amendment or modification of or settlement or waiver of any rights under any Material Contract, other than in the ordinary course of business;

(d)          sale, assignment, exclusive license or transfer of any Owned IP Assets with a value to the Businesses in excess of [**]5;

(e)          (i) sale, lease or other disposition of any tangible property owned by or used in the conduct of the Businesses, or (ii) the imposition of any Lien, on any asset or property of the Businesses and owned by a Purchased Company, including the Owned IP Assets, except, in each case of (i) and (ii), for any such sale, lease, other disposition or Lien as has not had or would not, individually or in the aggregate, reasonably be expected to result in material costs or liabilities to the Businesses, taken as a whole;

(f)           cancellation, settlement or waiver of any claims or rights with a value to the Businesses in excess of [**]6;

(g)          material change in the accounting methods used by any Seller or Purchased Company in operating the Businesses or any material Tax election;

(h)          material increase by any Seller or Purchased Company of any salary or other compensation to any Business Employee (except in the ordinary course of business consistent with past practice) or entry into, or modification or amendment of, any employment, severance or similar Contract with any Business Employee;

(i)           adoption of, or material increase in the benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan for or with any Business Employee;

5 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

6 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

(j)           (i) acceleration of the collection of receivables or other amounts due from Third Parties or (ii) delay of the payment of any payables or other amounts owed to Third Parties, other than in the ordinary course of business consistent with past practice; or

(k)          agreement by any Seller or Purchased Company to do any of the foregoing.

4.11       Material Contracts.

(a)          Section 4.11(a) of the Sellers Disclosure Letter contains a complete and accurate list, as of the date hereof, of the following Contracts (each Contract required to be set forth in Section 4.11(a) of the Sellers Disclosure Letter, a “Material Contract”) to which any of the Purchased Companies is a party:

(i)          each License Agreement providing for guaranteed payments by the licensee in excess of [**]7 in any of calendar years 2015 through 2017;

(ii)         each agent or similar agreement under which a Third Party has been granted the right to solicit License Agreements or syndication agreements for the Businesses;

(iii)        each license agreement, including any software license agreements, under which any Purchased Company is a licensee (other than “off-the-shelf” or other non-customized software or subscriptions generally commercially available for a license fee of no more than [**]8 per year);

(iv)        each Contract (other than License Agreements) providing for the sale, lease or other disposition at any time after the date hereof of tangible assets of the Businesses with a value in excess of [**]9;

(v)         each Contract relating to the Businesses that requires the expenditure of more than [**]10 by any Purchased Company in the aggregate after the date hereof;

(vi)        each written guaranty or other similar undertaking with respect to contractual performance granted by any Purchased Company or otherwise binding on the Businesses;

(vii)       each Contract granting a Third Party an exclusive license to rights in the Peanuts IP Assets, other than immaterial licenses; and

(viii)      each amendment, supplement or modification in respect of any of the foregoing.

7 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

8 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

9 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

10 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

(b)          Except as set forth in Section 4.11(b) of the Sellers Disclosure Letter and except for those Contracts that will, after the date hereof but prior to Closing, expire in accordance with their terms, each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws relating to creditors’ rights generally or by equitable principles or by any other laws of general application.

(c)          Except as set forth in Section 4.11(c) of the Sellers Disclosure Letter:

(i)          to the Knowledge of the Sellers, each Seller and Purchased Company is in compliance, in all material respects, with the terms and requirements of each Material Contract;

(ii)         to the Knowledge of the Sellers, no event has occurred or circumstance exists that (with or without notice or lapse of time) does or would reasonably be expected to contravene, conflict with, or result in a violation or breach of, or gives or would give any other Person the right to declare a default under, or to accelerate the maturity or performance of, any Material Contract;

(iii)        neither any Seller nor any Purchased Company has received from any Person, at any time since January 1, 2015, any written notice or other communication regarding any actual, alleged, possible or potential violation or breach of, or default under, any Material Contract that would be reasonably expected to result in material costs or liabilities to any Purchased Company;

(iv)        to the Knowledge of the Sellers, no party to any Material Contract in effect on the date hereof has given to any Purchased Company, and no Purchased Company has given, written notice of its intention to cancel, terminate or fail to renew any Material Contract; and

(v)         there are no renegotiations of, or attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to any Purchased Company under any current or completed Material Contract in effect on the date hereof with any Person having the contractual or statutory right to demand or require such renegotiation, and no such Person has made any written demand for such renegotiation.

(d)          No Purchased Company has entered into any Material Contract with respect to which the performance thereunder by any of them, acting alone or in connection with any other Person, or the payment or promise of any consideration thereunder, would violate any Law or Order.

4.12       Tax Matters. Except as set forth in Section 4.12 of the Sellers Disclosure Letter, or, in the case of subsections (b) to (i) below, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)          Each Purchased Company and any Subsidiary of a Purchased Company (other than a Subsidiary of a Purchased Company that has been formed or organized under the laws of a Governmental Entity that is other than the District of Columbia or one of the states of the United States) has been classified either as a partnership or disregarded as an entity separate from its owner for United States federal income tax purposes since the date of formation or organization of each Purchased Company.

(b)          The Purchased Companies have filed all material Returns required to have been filed, which Returns are true, correct, and complete in all material respects and all such Returns disclose all Taxes required to be paid for the periods covered thereby. All Taxes due and owing by the Purchased Companies (whether or not shown on any Tax Return) have been paid. There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Purchased Companies. The Purchased Companies have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party. No claim has been made by a Governmental Entity in a jurisdiction where a Purchased Company does not file Returns that such Purchased Company is or may be subject to taxation by that jurisdiction.

(c)          The unpaid Taxes of the Purchased Companies (i) did not, as of the Balance Sheet Date, exceed the amount of Tax liability (but not including any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Financial Statements (rather than in any notes thereto) and (ii) will not exceed that amount as adjusted for the passage of time through the Closing Date and in connection with the consummation of the transactions contemplated hereunder, as determined in accordance with the past custom and practice of each of the Purchased Companies in filing their Returns.

(d)          With respect to the Purchased Companies for taxable periods ended on or after December 31, 2012, no Tax Returns have been audited or currently are the subject of audit. There is no dispute or claim concerning any Tax liability of the Purchased Companies claimed or raised in writing by any Governmental Entity. None of the Purchased Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, except with respect to any waivers or extensions that have expired.

(e)          None of the Purchased Companies has been a United States real property holding corporation within the meaning of IRC §897(c)(2) during the applicable period specified in IRC §897(c)(1)(A)(ii). None of the Purchased Companies (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than as a member of an affiliated group filing a consolidated federal income Tax Return, the common parent of which is Iconix); (ii) has any liability for the Taxes of any other Person as a transferee or successor, by contract or otherwise, including liability in accordance with the provisions set forth in Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local, or foreign Tax law); or (iii) is a party to any Tax sharing, Tax allocation or other agreement pursuant to which it has liability for Taxes of another Person (other than an agreement the principal subject matter of which is not Taxes).

(f)           None of the Purchased Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)          change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii)         “closing agreement” as described in IRC §7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing Date;

(iii)        installment sale or open transaction disposition made on or prior to the Closing Date; or

(iv)        prepaid amount received on or prior to the Closing Date.

(g)          None of the Purchased Companies has distributed stock of another corporation or has had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by IRC §355 or IRC §361.

(h)          Sellers have made available to Purchaser prior to the date hereof true, correct and complete copies of all material Returns and examination reports and all statements of deficiencies relating to Taxes of the Purchased Companies for taxable periods ending on or after December 31, 2012. No Purchased Company has received any Tax Ruling that would have a continuing effect after the Closing Date. For purposes of the preceding sentence, the term “Tax Ruling” shall mean written rulings of a Governmental Entity relating to Taxes. No power of attorney currently in force has been granted by the Purchased Companies concerning any Tax matter.

(i)           None of the Purchased Companies is or has been a party to any “listed transaction,” as defined in IRC §6707A(c)(2) and Reg. §1.6011-4(b)(2).

(j)           The representations and warranties in this Section 4.12 are the sole and exclusive representations and warranties of Sellers concerning Tax matters of the Purchased Companies. Notwithstanding any provision in this Agreement to the contrary, Sellers make no representation as to the amount of, or limitations on, any net operating losses, tax credits or other tax attributes that the Purchased Companies may have.

4.13       Intellectual Property.

(a)          Section 4.13(a) of the Sellers Disclosure Letter sets forth an accurate and complete list of all registered Trademarks owned by any Purchased Company, and all pending applications that have been filed by any Purchased Company for the registration of Trademarks. With respect to such registered Trademarks (i) all registration, maintenance and renewal fees required by applicable Law to be paid prior to the date hereof have been paid, and (ii) all documents and certificates required by Law to be filed prior to the date hereof have been filed with the relevant trademark authorities for the purpose of maintaining such registered Trademarks. All registration agreements with respect to material Internet domain names that are included within the Owned IP Assets are in full force and effect.

(b)          Section 4.13(b) of the Sellers Disclosure Letter lists the registration numbers of all U.S. copyright registrations and renewals for the Owned IP Assets, including numbers of U.S. copyright registrations obtained for any animated television program or documentary included in the Owned IP Assets.

(c)          Except as set forth in Section 4.13(c) of the Sellers Disclosure Letter, and subject to Permitted Liens, the provisions of applicable Laws and Orders and the terms of The 1950 Agreement, The 1959 Agreement and The 1979 Agreement, (i) the Purchased Companies (A) own and possess all right, title and interest in and to the Owned IP Assets, and, (B) possess the right to use, pursuant to a license, sublicense or other legal rights, the Licensed Peanuts Assets, and (ii) the registered or issued Owned IP Assets are valid, subsisting, enforceable and in full force and effect. To the Knowledge of the Sellers, the current use by the Purchased Companies in the Businesses of the Peanuts IP Assets does not violate, infringe, or breach, and since January 1, 2014 has not violated, infringed, or breached, any Intellectual Property right of any Third Party.

(d)          Except as set forth in Section 4.13(d) of the Sellers Disclosure Letter, since January 1, 2013, no written claims have been received by any Purchased Company and, to the Knowledge of the Sellers, no verbal claims have been received, from any other Person to the effect that such Purchased Company’s use of the Peanuts IP Assets infringes, violates or breaches any Intellectual Property right, of such other Person, except for infringements, violations or breaches which, if proved, would not, individually or in the aggregate, reasonably be expected to result in material costs or liabilities to the Businesses, taken as a whole.

(e)          The Purchased Companies have taken commercially reasonable measures consistent with reasonable industry practice to enforce their respective Intellectual Property rights in and to the Peanuts IP Assets, and to the Knowledge of the Sellers, there is no infringement or violation of any of the Owned IP Assets by a Third Party which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f)           Except as set forth in Section 4.13(f) of the Sellers Disclosure Letter, no Orders to which any Purchased Company is a party limit or restrict any Purchased Company’s use of the Peanuts IP Assets in the Businesses, except for Orders which, individually or in the aggregate, would not reasonably be expected to result in material costs or liabilities to, or have a Material Adverse Effect.

(g)          Except as set forth in Section 4.13(g) of the Sellers Disclosure Letter, the consummation of the Purchase will not (i) result in the loss or impairment of any rights to use any of the Peanuts IP Assets that any Purchased Company had in any of such Peanuts IP Assets immediately prior to the Closing Date or (ii) obligate Purchaser to pay any royalties or other amounts to any other Person in excess of the amounts that would have been payable by the Purchased Companies for the same use absent the consummation of the Purchase, except where such loss or impairment (in the case of clause (i)) or obligation to pay any royalties or other amounts (in the case of clause (ii)), would not, individually or in the aggregate, reasonably be expected to result in material costs or liabilities to, or have a Material Adverse Effect.

(h)          The Owned IP Assets are free and clear of all Liens, except (i) as provided under applicable Law, (ii) The 1950 Agreement, The 1959 Agreement or The 1979 Agreement, (iii) as set forth on Section 4.13(h) of the Sellers Disclosure Letter, (iv) Liens that do not interfere with the use or detract from the value of such Owned IP Assets, or (v) Permitted Liens.

(i)           Section 4.13(i) of the Sellers Disclosure Letter lists all of the characters associated with the “PEANUTS” brand.

(j)           Section 4.13(j) of the Sellers Disclosure Letter sets forth a complete and accurate list of all material software owned by any Purchased Company and used by such Purchased Company in the Businesses (“Seller Software”). Subject to provisions of applicable Law and except as set forth on Section 4.13(j) of the Sellers Disclosure Letter, the Purchased Companies are the sole and exclusive owners of all right and title and interest in and to the Seller Software, free and clear of Liens, other than Permitted Liens.

4.14       Compliance with Laws. The Purchased Companies hold all Governmental Authorizations necessary for the lawful conduct of the Businesses, and each such Governmental Authorization is valid and in full force and effect in all material respects. Except as disclosed in the SEC Reports, (a) no Purchased Company is in violation of any Governmental Authorizations or Law or Order, and (b) the Businesses are being and have been, since January 1, 2014, conducted in compliance in all material respects with all applicable Laws and Orders.

4.15       Finders; Brokers. Except as set forth on Section 4.15 of the Sellers Disclosure Letter, no agent, broker, Person or firm acting on behalf of the Purchased Companies, Sellers or any of their respective Affiliates is, or shall be, entitled to any broker’s fees, finder’s fees or commissions from Purchaser in connection with this Agreement or any of the transactions contemplated hereby.

4.16       Employees.

(a)          None of the Purchased Companies maintains any deferred compensation, incentive compensation, stock purchase, stock option or other equity compensation plan, program, agreement or arrangement; any severance or termination pay, medical, surgical, hospitalization, life insurance or other “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); any profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); any employment, termination or severance agreement; and any other employee benefit plan, fund, program, agreement or arrangement. None of the Purchased Companies is a party to any agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of IRC §280G (or any corresponding provision of state, local or non-U.S. Tax law). None of the Purchased Companies, nor any of their respective Subsidiaries, has, at any time within the last six (6) years, ever sponsored, maintained, participated in or had any obligation to contribute to (or been under common control with an employer which sponsored, maintained, participated in or contributed to), or otherwise has any liability with respect to, any “defined benefit plan,” as defined in Section 3(35) of ERISA, a pension plan subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, or a “multiemployer plan,” as defined in Section 3(37) of ERISA. None of the Purchased Companies, nor any of their respective Subsidiaries, has any liability for excise taxes under Code Section 4980H, nor, to the Knowledge of the Sellers, do any facts exist that would give rise to any such liability.

(b)          Section 4.16 of the Sellers Disclosure Letter contains:

(i)          a complete and accurate list, as of the date of this Agreement, of the following information for each Person who is either employed by a Purchased Company or employed by an Affiliate of a Purchased Company and whose services are allocated to the Businesses, including each such employee on leave of absence as indicated thereon (individually, a “Business Employee”): name; employment location; job title; current base salary and any 2017 target bonus; and hire date;

(ii)         a complete list of all written employment or severance agreements with any Business Employee; and

(iii)        a complete list of all union contracts, collective bargaining agreements or other similar labor agreements related to Business Employees.

(c)          There is not presently pending or existing, and to the Knowledge of the Sellers there is not threatened, with respect to any Business Employee, (i) any strike, slowdown, picketing, boycott or work stoppage; (ii) any organizing effort, question concerning representation, or application for certification of a collective bargaining agent; or (iii) any unfair labor practice.

(d)          No Proceeding in respect to any Business Employee is pending or, to the Knowledge of the Sellers, threatened by or on behalf of any past, present, or prospective Business Employee with respect to discrimination, harassment, wrongful termination, workers’ compensation, or any other Law or Order related to employment. To the Knowledge of the Sellers, there is no violation of any Contract with any Business Employee. Each Seller and each Purchased Company is in compliance in all material respects with all Laws and Orders related to Business Employees.

4.17       Certain Payments. Since January 1, 2014, none of the Purchased Companies or, to the Knowledge of the Sellers, any agent, employee or other Person associated with or acting for or on behalf of any of the Purchased Companies, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services (i) to obtain favorable treatment in securing business for the Businesses, (ii) to pay for favorable treatment for business secured for the Businesses, or (iii) in violation of any Law or Order applicable to the Businesses, or (b) established or maintained any fund or asset owned or controlled by the Purchased Companies that has not been recorded in the books and records of the Purchased Companies.

4.18       Accounts Receivable. The accounts receivable that are reflected in the Financial Statements (collectively, the “Business Accounts Receivable”) include all accounts receivable for the Purchased Companies and represent estimates in U.S. dollars of earned royalty payments or fixed-amount advance and guaranteed royalty payments to be made to the Purchased Companies by licensees of the Businesses in the ordinary course consistent with past practice. Section 4.18 of the Sellers Disclosure Letter contains a list, complete and accurate in all material respects, of the Business Accounts Receivable as of the Balance Sheet Date, derived from the books and records of the Purchased Companies, consistent with past practice. The reserves for bad debt shown on the Financial Statements are, to the Knowledge of the Sellers, adequate and calculated consistently with past practice. All Business Accounts Receivable have arisen in the ordinary course of business consistent with past practice and are estimates of valid obligations due to the Purchased Companies arising out of bona fide Contracts or other arrangements between the Purchased Companies, on the one hand, and their respective counterparties, on the other hand.

4.19       Transactions with Affiliates. Except as described on Section 4.19 of the Sellers Disclosure Letter and for the services to be provided temporarily under the Transition Services Agreement, there are no services currently being provided to the Businesses by any Seller or any Affiliate of any Seller that are material to the Businesses, and no contracts that are currently in effect between or among the Purchased Companies and any Seller or any Affiliate of any Seller.

4.20       Insurance.

(a)          Sellers have made available to Purchaser copies of all policies of insurance to which any Purchased Company is a party or under which the Purchased Companies, or their affiliates, are covered. Such policies are in full force and effect as of the date hereof.

(b)          The Purchased Companies have not claimed any losses for the current policy year or in any of the three (3) preceding policy years under any policy that provides coverage to the Purchased Companies.

(c)          To the Knowledge of the Sellers, no Purchased Company has received any notice of refusal of coverage or any notice that a defense will be afforded with reservation of rights, or any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder, any of which individually, or all of which in the aggregate, would have a Material Adverse Effect.

4.21       No Material Adverse Effect. Since December 31, 2016 through the date of this Agreement, there has been no change, circumstance, occurrence, event, development or effect that, individually or in the aggregate, is, has or would reasonably be expected to have a Material Adverse Effect.

4.22       Exclusivity of Representations. THE REPRESENTATIONS AND WARRANTIES BY EACH SELLER CONTAINED IN ARTICLE IV CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SUCH SELLER TO PURCHASER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND PURCHASER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED ARE SPECIFICALLY DISCLAIMED BY EACH SELLER. PURCHASER FURTHER ACKNOWLEDGES AND AGREES THAT SELLERS MAKE NO REPRESENTATIONS OR WARRANTIES, AND SHALL HAVE NO RESPONSIBILITY OR LIABILITY, WITH RESPECT TO THE TERMINATION AND RE-GRANT PROCESS (OR the effect of such process on ANY COPYRIGHTS SUBJECT THERETO) OR THE ENFORCEABILITY OF THE TERMINATION NOTICE AND RE-GRANT AGREEMENT.

Article V

Representations and warranties of Purchaser

Except as set forth in the disclosure letter (the “Purchaser Disclosure Letter”) delivered by Purchaser to Sellers concurrently with the execution of this Agreement (it being agreed that any matter disclosed pursuant to any section of the Purchaser Disclosure Letter shall be deemed disclosed for purposes of any other section of the Purchaser Disclosure Letter to the extent the applicability of the disclosure to such other section is reasonably apparent on the face of such disclosure), Purchaser hereby represents and warrants to Sellers as follows:

5.1         Corporate Due Organization, Good Standing and Corporate Power of Purchaser. Purchaser is a limited liability company duly organized, validly existing and in good standing (or the equivalent thereof) under the Laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Purchaser is an indirect wholly-owned Subsidiary of DHX.

5.2         Authorization; Noncontravention.

(a)          Purchaser has the requisite corporate power and authority and has taken all corporate or other action necessary to execute and deliver this Agreement and all other instruments and agreements to be delivered by Purchaser as contemplated hereby, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and all other instruments and agreements to be delivered by Purchaser as contemplated hereby, the consummation by it of the transactions contemplated hereby and thereby and the performance of its obligations hereunder and thereunder have been, and in the case of documents required to be delivered at the Closing will be, duly authorized and approved by the board of directors of Purchaser. This Agreement has been, and all other instruments and agreements to be executed and delivered by Purchaser as contemplated hereby will be, duly executed and delivered by Purchaser. Assuming that this Agreement and all such other instruments and agreements constitute valid and binding obligations of each Seller and each other Person (other than Purchaser) party thereto, this Agreement and all such other instruments and agreements constitute valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with the terms thereof, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

(b)          The execution and delivery of this Agreement and all other instruments and agreements to be delivered by Purchaser as contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with any of the provisions of the certificate of incorporation or by-laws or similar governance documents of Purchaser, in each case, as amended to the date of this Agreement, (ii) conflict with or result in a breach of, or constitute a default under, or result in the acceleration of any obligation or loss of any benefits under, any Contract or other instrument to which Purchaser is a party or by which Purchaser or any of its properties or assets are bound or (iii) subject to (x) the applicable requirements of the HSR Act and any other applicable Antitrust Laws and (y) receipt of the consents, approvals, authorizations, declarations, filings and notices referred to in Section 5.3 of the Purchaser Disclosure Letter, contravene any Law or any Order applicable to Purchaser or by which any of its properties or assets are bound, except in the case of clauses (ii) and (iii) above, for such conflicts, breaches, defaults, consents, approvals, authorizations, declarations, filings or notices which do not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement.

5.3         Consents and Approvals. Assuming all required Antitrust Filings are made and any waiting periods thereunder have been terminated or expired and any consents required thereunder have been obtained, except as set forth in Section 5.3 of the Purchaser Disclosure Letter, no consent of or filing with any Governmental Entity or any other Person must be obtained or made by Purchaser in connection with the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated by this Agreement, except for any consents, approvals, authorizations or filings, which have been obtained or made or, if not made or obtained, do not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement.

5.4         Available Funds.

(a)          Purchaser has, as of the date of this Agreement, committed financing, and will have, on the Closing Date, unrestricted cash on hand and, if necessary, unrestricted cash available to it under credit facilities in place on the date hereof, sufficient to consummate the transactions contemplated hereby.

(b)          Concurrently with the execution of this Agreement, Purchaser has delivered to Sellers true, correct and complete copies of an executed debt commitment letter and each executed fee letter and engagement letter associated therewith (provided, that provisions in the fee or engagement letter related solely to fees and economic terms (other than covenants) agreed to by the parties may be redacted), dated as of the date hereof (such commitment letter(s), including all exhibits, schedules, annexes, supplements and amendments thereto and each such fee letter and engagement letter, collectively, the “Debt Commitment Letter”), from Royal Bank of Canada and Jeffries Finance LLC (the “Debt Financing Source”) providing the terms and conditions upon which the Debt Financing Source has committed to provide up to six hundred fifteen million dollars ($615,000,000) (the “Debt Financing Proceeds”) of debt financing (the “Debt Financing”). The Debt Commitment Letter in the form so delivered is valid and in full force and effect with respect to Purchaser and, to the Knowledge of the Purchaser, each other party thereto, such commitments have not been withdrawn, terminated or otherwise amended or modified in any respect, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser under any term or condition of the Debt Commitment Letter. The Debt Commitment Letter (together with the fee letter referred to therein) constitutes the entire and complete agreement between the parties thereto with respect to the financings contemplated thereby, and, except as set forth, described or provided for in the Debt Commitment Letter, (i) there are no conditions precedent to the respective obligations of the Debt Financing Source to provide the Debt Financing, and (ii) there are no contractual contingencies or other provisions under any agreement (including any side letters) relating to the transactions contemplated by this Agreement to which Purchaser or any of its Affiliates is a party that would permit the Debt Financing Source to reduce the total amount of the Debt Financing Proceeds available under the Debt Financing or impose any additional conditions precedent to the availability of the Debt Financing. Purchaser has fully paid any and all commitment fees, if any, or other fees required by the Debt Commitment Letter to be paid as of the date hereof. As of the date hereof, Purchaser has no reason to believe that any of the conditions to the Debt Financing will not be satisfied on a timely basis or that the funding contemplated in the Debt Financing will not be made available to Purchaser on a timely basis in order to consummate the transactions contemplated by this Agreement. The Debt Financing Proceeds available under the Debt Financing are sufficient to pay the Purchase Price and all of Purchaser’s and its Affiliates’ fees and expenses associated with the transaction contemplated in this Agreement in accordance with the terms hereof. The obligations of Purchaser under this Agreement are not contingent on the availability of financing.

5.5         Litigation. There is no action, suit, proceeding at law or in equity, or any arbitration by, before or against any Governmental Entity or any other Person pending, or, to the Knowledge of the Purchaser, threatened in writing, against or affecting Purchaser, or any of its properties or rights, which if determined adversely would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement. Purchaser is not subject to any Order which seeks to or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement.

5.6         Finders; Brokers. Except as set forth in Section 5.6 of the Purchaser Disclosure Letter, no agent, broker, Person or firm acting on behalf of Purchaser or any of its Affiliates is or shall be entitled to any broker’s fees, finder’s fees or commissions from any Seller or any of their respective Affiliates in connection with this Agreement or any of the transactions contemplated hereby.

5.7         Investigation and Acknowledgment by Purchaser. Purchaser has conducted its own independent investigation, verification, review and analysis of the Purchased Companies and Businesses, results of operations, financial condition, software, technology and prospects of the Businesses, which investigation, review and analysis was conducted by Purchaser and its Affiliates and, to the extent Purchaser deemed appropriate, by Purchaser’s Representatives. Purchaser acknowledges that it and its Representatives have been provided adequate access to the personnel, properties, premises and records of the Businesses. Purchaser acknowledges that the representations and warranties contained in this Agreement are exclusive of any other representations and warranties, express or implied, and that no Seller nor any of their respective Affiliates, Representatives or any other Person makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Purchaser or any of its Affiliates and Representatives, except as and only to the extent expressly set forth in this Agreement and subject to the limitations and restrictions contained in this Agreement.

5.8         Exclusivity of Representations. THE REPRESENTATIONS AND WARRANTIES BY PURCHASER CONTAINED IN Article V CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF PURCHASER TO SELLERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH SELLER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED ARE SPECIFICALLY DISCLAIMED BY PURCHASER.

Article VI

COVENANTS

6.1         Access to Information Concerning Properties and Records.

(a)          During the period from the date of this Agreement through and including the earlier of (i) the date this Agreement is terminated in accordance with Section 9.1 and (ii) the Closing Date, Sellers shall, and shall cause the Purchased Companies to, upon reasonable prior notice and during regular business hours, afford Purchaser and its Representatives reasonable access to the personnel, properties, and books and records, of Sellers and the Purchased Companies relating to the Businesses to the extent Purchaser reasonably believes necessary or advisable to familiarize itself with such properties and other matters and as Purchaser may reasonably request; provided, that Sellers may restrict the foregoing access to the extent that in the reasonable judgment of Sellers, any applicable Law requires them to restrict such access; provided, further, that such access shall not unreasonably disrupt the operations of Sellers or any of its Affiliates. Notwithstanding anything to the contrary contained in this Agreement, Sellers shall not be required to provide any information or access that Sellers reasonably believe could violate applicable Law, including Antitrust Laws, rules or regulations or the terms of any Contract or cause the waiver of attorney/client or similar privilege.

(b)          Nothing contained in this Agreement shall be construed to give to Purchaser, directly or indirectly, rights to control or direct the Purchased Companies or the Businesses prior to the Closing or any other business or operations of Sellers. Prior to the Closing, Sellers shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the Purchased Companies and the Businesses and shall at all times exercise complete control and supervision of all of its other businesses and operations.

(c)          Purchaser hereby agrees that it is not authorized to and shall not (and shall not permit any of its respective Representatives to) contact any competitor, contractor, vendor, supplier, distributor, customer, agent or Representative of Sellers or the Purchased Companies with respect to the Businesses or the transactions contemplated hereby prior to the Closing without the prior written consent of Sellers.

6.2         Conduct of Sellers and the Businesses. Between the date hereof and the earlier of the Closing Date and the termination of this Agreement pursuant to or in accordance with Article IX hereof, except as otherwise taken with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned) or as required by any Law, Sellers shall, and shall cause the Purchased Companies (as applicable) to:

(a)          conduct the Businesses substantially in the ordinary course;

(b)          comply with all requirements of all applicable Laws and Orders;

(c)          use reasonable efforts in accordance with past practice to preserve intact its current business organization, keep available the services of its current employees and agents, and maintain business relations and goodwill with suppliers, customers, landlords, creditors, employees, agents, licensees, clients and others having business relationships with it that are material to the Businesses;

(d)          not renew or extend any Material Contract or enter into a License Agreement that would be required to be listed on Section 4.11(a) of the Sellers Disclosure Letter if it had been entered into prior to the date of this Agreement; provided, however, that (i) the automatic renewal of any Material Contract in accordance with its terms, or (ii) the negotiated extension or renewal of any Material Contract that is scheduled to expire in accordance with its terms between the date hereof and the End Date, provided that such negotiated extension or renewal is made in the ordinary course of business consistent with past practice and on terms that, in all material respects, are no less favorable to the Purchased Companies than the terms existing immediately prior to such extension or renewal, shall be permitted hereunder if such Material Contract is specifically listed in Section 6.2(d) of the Sellers Disclosure Letter;

(e)          not permit, allow or suffer any asset of the Businesses to become subjected to any Lien other than Permitted Liens, other than in the ordinary course and not having a Material Adverse Effect, except to the extent any such Lien is released or fully discharged at or prior to Closing; and

(f)           not file any amended material Returns for the Pre-Closing Period or settle any Tax Contests with any Governmental Entity that would result in any material Tax liability to Purchaser, the Purchased Companies or any of their Subsidiaries.

6.3         Efforts to Close; Antitrust Laws.

(a)          Except as otherwise provided in this Section 6.3, Purchaser and Sellers shall, and shall cause their respective Affiliates and Representatives to, cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable Laws and to consummate and make effective the transactions contemplated by this Agreement, including their respective commercially reasonable efforts to obtain, prior to the Closing Date, all Permits, consents, approvals, authorizations, qualifications and Orders of Governmental Entities as are necessary for consummation of the transactions contemplated by this Agreement and to fulfill the conditions to consummation of the transactions contemplated hereby set forth in Section 7.2 and Section 7.3; provided, that no Seller or any of its respective Affiliates shall be required, unless otherwise expressly set forth herein, to repay any indebtedness for borrowed money, amend any Contract to increase the amount payable thereunder or otherwise to be materially more burdensome to Sellers or any of their respective Affiliates, commence any litigation, offer or grant any accommodation (financial or otherwise) to any Third Party, pay any amount or bear any other incremental economic burden to obtain any such Permit, consent, approval, authorization, qualification or Order; provided, further, that no party hereto shall incur any expense that would be payable by any other party hereto without the consent of such other party.

(b)          Purchaser and Sellers shall file, to the extent required, the Notification and Report Forms required under the HSR Act with respect to the transactions contemplated by this Agreement with the Antitrust Division of the United States Department of Justice and the Federal Trade Commission, and Purchaser and Sellers shall each pay 50% of the required filing fee, as promptly as practicable and in no event later than ten (10) Business Days following the date hereof, and neither party will request early termination of the waiting period with respect thereto. Purchaser and Sellers shall use their respective reasonable best efforts to make any other filings required under any other Antitrust Law as promptly as practicable following the date hereof.

(c)          Purchaser and Sellers shall consult and cooperate with one another in connection with the preparation of their respective Notification and Report Forms, and consider in good faith the views of the other party, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to any Antitrust Laws and in connection with resolving any investigation or other inquiry concerning the Purchase or any of the other transactions contemplated by this Agreement initiated by any Antitrust Authority.

(d)          Purchaser shall take all actions reasonably necessary to obtain the required consents from Antitrust Authorities, including antitrust clearance under the HSR Act and under any other Antitrust Law, to the extent required, as promptly as practicable, and in any event prior to the End Date; provided, however, that neither Purchaser nor any of its Affiliates shall be required to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Purchaser, its Affiliates or any of the Purchased Companies, (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Material Adverse Effect or materially and adversely impact the economic or business benefits to Purchaser of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of the terms and conditions of this Agreement.

6.4         Public Announcements. Sellers, on the one hand, and Purchaser, on the other hand, each shall (a) consult with each other before issuing any public announcement with respect to the transactions contemplated by this Agreement, (b) provide to the other party for review a copy of any such public announcement and (c) not issue any such public announcement prior to such consultation and review and the receipt of the prior consent of the other party to this Agreement, unless (x) required by applicable Law or regulations of any applicable stock exchange or, (y) in connection with Iconix’s or DHX’s earning releases and periodic reports, in the case of clauses (a), (b) and (c) of this Section 6.4, the party required to issue the public announcement shall, prior to issuing such public announcement, use its commercially reasonable efforts to allow the other party reasonable time to comment on such announcement to the extent practicable.

6.5         Notification of Certain Matters. Purchaser, on the one hand, and Sellers, on the other hand, shall use their respective commercially reasonable efforts to promptly notify each other of any material actions, suits, claims or proceedings in connection with the transactions contemplated by this Agreement commenced or, to the Knowledge of the Purchaser or the Knowledge of the Sellers, threatened, against Sellers or Purchaser, as the case may be, or any of their respective Affiliates.

6.6         Post-Closing Access to Records and Personnel; Litigation Support.

(a)          For a period of seven (7) years after the Closing Date, Purchaser shall preserve and retain all corporate, accounting, Tax, legal, auditing, human resources and other books and records of the Purchased Companies and the Businesses (including (i) any documents relating to any action, claim, lawsuit, demand, inquiry, hearing, investigation, notice of a violation or noncompliance, litigation, proceeding, arbitration, appeal or other dispute and (ii) all Returns, schedules, work papers and other material records or other documents relating to Taxes of the Purchased Companies and the Businesses) relating to the Purchased Companies or the conduct of the Businesses prior to the Closing Date. Notwithstanding the foregoing, during such seven-year period, Purchaser may dispose of any such books and records which are offered to, but not accepted by, Sellers.

(b)          Following the Closing, the parties hereto will allow each other reasonable access to (i) the Purchased Companies, Businesses, and the Owned IP Assets, (ii) their books and records related to the Purchased Companies, Businesses, and the Owned IP Assets, and (iii) such personnel employed by a Seller or an Affiliate of a Seller having knowledge of the location or contents of such books and records, for legitimate business reasons; provided, however, that no such access shall unreasonably interfere with Sellers’ and Purchaser’s operation of their respective businesses. Notwithstanding anything to the contrary contained in this Agreement, no Person shall be required to provide any information or access that such Person reasonably believes could violate applicable Law, including Antitrust Laws, rules or regulations or the terms of any Contract or cause the waiver of attorney/client or similar privilege. Each party shall be entitled to recover from the other its out-of-pocket costs (including copying costs) incurred in providing such books and records or personnel to the other party. The requesting party will hold in confidence all confidential information identified as such by, and obtained from, the disclosing party or any of its Representatives, except as otherwise required by Law.

(c)          If and for so long as any Seller or Purchaser is actively contesting or defending against any action, claim, lawsuit, demand, inquiry, hearing, investigation, notice of a violation or noncompliance, litigation, proceeding, arbitration, appeal or other dispute, brought by a Third Party in connection with (i) the Purchase or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Purchased Companies, Businesses, or the Owned IP Assets, the non-contesting or non-defending party or parties shall, at the sole cost and expense of the contesting or defending party (except as otherwise provided in Section 6.6(b)), (x) cooperate with the contesting or defending party and its counsel in the defense or contest, (y) make available its or their personnel (including to act as a witness) and (z) provide such access to its or their books and records as shall be necessary or reasonably requested in connection with the defense or contests; provided, however, that no such cooperation or access shall unreasonably interfere with such non-contesting or non-defending party’s operation of its business(es). All non-public information received pursuant to this Section 6.6 shall be kept confidential, except as otherwise required by Law. Notwithstanding anything to the contrary contained in this Agreement, no Person shall be required to provide any access that such Person reasonably believes could violate applicable Law, including Antitrust Laws, rules or regulations or the terms of any Contract or cause the waiver of attorney/client or similar privilege. Each party shall be entitled to recover from the other its out-of-pocket costs incurred in providing such personnel and access to the other party.

(d)          The obligations of Purchaser under this Section 6.6 shall be binding upon the successors and assigns of Purchaser. If Purchaser or any of its successors or assigns (i) consolidates with or merges into any other Person or (ii) transfers all or any portion of the Peanuts Interests or IBG Interests to any other Person (whether by asset sale, stock sale or otherwise), proper provision shall be made to bind the successors and assigns of Purchaser to the obligations set forth in this Section 6.6.

6.7         Tax Matters.

(a)          All stamp, transfer, documentary, sales and use, value added, registration and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement or the Purchase (collectively, the “Transfer Taxes”), shall be borne 50% by Sellers and 50% by Purchaser, and Purchaser shall properly file on a timely basis all necessary Returns and other documentation with respect to any Transfer Tax and provide to Sellers evidence of payment of all Transfer Taxes. If required by applicable Law, the parties hereto shall, and shall cause their respective Affiliates to, join in the execution of any such Returns and other documentation; provided, however, that, to the extent that any Seller is required to join in the execution of any such Return or documentation, Purchaser shall prepare and deliver to such Seller a copy of such Return at least five (5) Business Days before the due date thereof and shall not file such Return without the consent of such Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)          (i) All Returns, including any amendments thereto, for Taxes and Tax items relating to the operations or assets of the Purchased Companies, but not imposed on the Purchased Companies (to the extent such Tax items are reflected on or affect the amounts reported on the Returns of the Purchased Companies) for any tax period ending on or before the Closing Date (including any tax period ending on the Closing Date as a result of a technical termination) (“Flow-Through Returns”) shall be prepared and filed in the sole discretion of Sellers; provided, however, Sellers shall: (A) prepare such Flow-Through Returns in a manner consistent with past practice unless otherwise required by law, and (B) not change any tax election nor make any new tax election on such Flow-Through Returns, which tax election is required to remain in effect on any Tax Return that includes, in whole or in part, any period after the Closing Date, without the consent of Purchaser, which consent shall not be unreasonably withheld or delayed. Purchaser shall cause the Purchased Companies to provide any assistance and information reasonably requested by Sellers to enable Sellers (or any other persons preparing Flow-Through Returns) to prepare Flow-Through Returns.

(ii)         All Returns, including any amendments thereto, for Taxes and Tax items relating to the operations or assets of the Purchased Companies, that are imposed on the Purchased Companies for periods ending on or prior to the Closing Date (the “Non-Flow-Through Returns”) shall be prepared by Sellers and copies of such Returns shall be provided to the Purchaser for review and approval, which approval shall not be unreasonably withheld or delayed. Purchaser shall cooperate with Sellers’ reasonable requests for assistance and information in connection with the preparation of the Non-Flow-Through Returns.

(iii)        Purchaser and Sellers shall cooperate fully, to the extent commercially reasonable, in connection with (y) the filing of Flow-Through Returns and Non-Flow-Through Returns, (z) any Tax Contest with respect to Flow-Through Returns or Non-Flow-Through Returns and Taxes relating to such Returns and (iii) the preparation of any financial statements to the extent related to such Taxes. Sellers shall have the right to control any Tax Contest with respect to Taxes and Returns that relate to any Flow-Through Return and Non-Flow-Through Returns (such tax matter, a “Seller Tax Matter”); provided, however, Sellers shall not settle any Tax Contest with respect to a Seller Tax Matter to the extent such settlement would have a Material Adverse Effect on Purchaser without the consent of Purchaser, which consent shall not be unreasonably withheld or delayed. Purchaser shall provide Sellers with notice of any written inquiries, audits, examinations or proposed adjustments by the Internal Revenue Service or any other Taxing Authority, which relate to any Seller Tax Matter within ten (10) days of the receipt of such notice.

(iv)        Purchaser shall be responsible for the preparation and filing of all Post-Closing Period Returns. If a Post-Closing Period Return is a Straddle Period Return, then, (y) prior to filing such Return, Purchaser shall provide Sellers a copy of such Return not later than thirty (30) days prior to the due date for such Return for Sellers review and approval, which approval shall not be unreasonably withheld or delayed and (z) such Return shall be prepared in accordance with past practice, unless otherwise required by Law. Sellers and Purchaser shall jointly control any Tax Contest with respect to a Straddle Period Return (and neither party shall settle any such Tax Contest without the other party’s consent, such consent not to be unreasonably withheld or delayed). To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes among a Straddle Period, the amount of any Taxes based on or measured by income, receipts, payroll or sales of the Purchased Companies will be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Purchased Companies for a Straddle Period that relates to the Pre-Closing Period will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c)          Sellers shall be entitled to retain or, to the extent actually received by or otherwise available to Purchaser or any of its Affiliates, receive payment from Purchaser or any of its Affiliates of, any refund or credit with respect to Taxes (including refunds arising by reason of amended Returns filed after the Closing or otherwise) paid by any Seller with respect to any Pre-Closing Period relating to the Purchased Companies. Purchaser shall be entitled to retain or, to the extent actually received by Sellers or any of their Affiliates, receive payment from Sellers or any of their Affiliates of, any refund or credit with respect to Taxes (including refunds arising by reason of amended Tax Returns filed after the Closing or otherwise) with respect to any Post-Closing Period relating to the Purchased Companies.

(d)          Purchaser, on the one hand, and Sellers, on the other hand, agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Companies (including access to books and records) as is reasonably necessary for the filing of all Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority and the prosecution or defense of any Tax Contest; provided, however, that neither Purchaser nor Sellers shall be required to disclose any income Tax Returns to any Person. Any expenses incurred in furnishing such information or assistance pursuant to this Section 6.7(d) shall be borne by the party requesting it.

(e)          Neither Purchaser nor any Affiliate of Purchaser shall amend any Return with respect to any Pre-Closing Period without the prior consent of Sellers, which consent shall not be unreasonably withheld or delayed.

(f)           Notwithstanding anything herein to the contrary, neither Purchaser nor any of its respective Representatives shall have access to the Returns or related workpapers of Sellers or any of their Affiliates.

6.8         Further Assurances. At any time and from time to time after the Closing Date, without further consideration, each party hereto shall, at the reasonable request of the other party hereto, execute and deliver such further instruments of conveyance, assignment, assumption and transfer and take such further action as may be necessary or appropriate in order to effectuate the Purchase.

6.9         Audited Financials. Following the date of this Agreement, upon Purchaser’s request and at Purchaser’s expense, Sellers will cooperate with Purchaser and the Purchased Companies in respect of the preparation by Purchaser and the Purchased Companies of such audited financial statements of the Purchased Companies as Purchaser may determine are necessary or desirable for securities law compliance or other purposes.

6.10       Employee Matters.

(a)          No later than three (3) days prior to the Closing Date, Sellers will transfer the employment of any Business Employees who are, as of such date, employed by one of the Purchased Companies to an Affiliate for a period of up to ninety (90) days. Following the Closing Date, the Business Employees shall provide services to the Purchased Companies in accordance with the terms and conditions set forth in the Transition Services Agreement, it being acknowledged and agreed by Purchaser that Sellers and their Affiliates cannot guarantee that the Business Employees will choose to stay employed by Sellers or their Affiliates for such time period.

(b)          Within ninety (90) days of the Closing Date, Purchaser will make job offers to such of the Business Employees, as Purchaser shall determine in its sole discretion, as are then employed by Sellers or their Affiliates.

(c)          [**]11

11 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

6.11       Financing.

(a)          Purchaser shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange, obtain and consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter on or prior to the Closing Date for the purpose of, among other things, funding the Purchase Price. Such actions shall include: (i) maintaining in full force and effect and in all material respects the Debt Commitment Letter in the form provided to Sellers concurrently with the execution of this Agreement, (ii) satisfying on a timely basis all of the conditions precedent and covenants to the Debt Financing applicable to Purchaser that are to be satisfied by Purchaser, (iii) negotiating, executing and delivering definitive documents (“Debt Financing Documents”) that reflect in all material respects the terms contained in the Debt Commitment Letter (including, as necessary, agreeing to any requested changes to the commitments thereunder in accordance with any “flex” provisions contained in the Debt Commitment Letter or any related fee letter), in each case which terms shall not in any material respect expand on the conditions to the funding of the Debt Financing Proceeds at the Closing or reduce the aggregate amount of the Debt Financing Proceeds available to be funded on the Closing Date, (iv) drawing such amount of the Debt Financing Proceeds as is necessary to satisfy Purchaser’s obligations under this Agreement and (v) fully enforcing its rights under the Debt Commitment Letter and the Debt Financing Documents in order to consummate the Debt Financing at or prior to the Closing. Without the prior written consent of Sellers (such consent not to be unreasonably withheld, conditioned or delayed), Purchaser shall not permit or consent to any amendment, supplement or modification to be made to the Debt Commitment Letter if such amendment, supplement or modification imposes new or additional conditions to the initial funding or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing, or otherwise expands, amends or modifies any other provision of the Debt Commitment Letter, in a manner that would reasonably be expected to delay or prevent or make less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date, provided that Purchaser may (1) amend the Debt Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities, (2) implement or exercise the “flex” provisions contained in one or more fee letters related to the Debt Financing and (3) reduce the Debt Financing on a dollar for dollar basis upon receipt of the proceeds of an offering of debt or equity securities (an “Equity Issuance”) on or after the date hereof. Purchaser acknowledges and agrees that its obligations to consummate the transactions contemplated by this Agreement are not conditioned or contingent upon receipt of the Debt Financing Proceeds and a failure of the Closing to occur because Purchaser has not received the Debt Financing Proceeds shall constitute a material breach of this Agreement by Purchaser. Purchaser shall keep Sellers fully informed, in all reasonable detail, of the status of their efforts to arrange the Debt Financing and shall, from the date hereof until the Closing Date, promptly notify Sellers of the receipt by Purchaser of any written notice or other written communication from any Debt Financing Source with respect to any actual, threatened or alleged material breach, default, termination or repudiation by any party to any Debt Commitment Letter or any Debt Financing Document or any material provision of the Debt Financing contemplated pursuant to the Debt Commitment Letter or the Debt Financing Documents, provided that in no event will Purchaser be under any obligation to disclose any information shared among Purchaser and its professional advisors in connection with matters contemplated by this sentence that is subject to attorney-client or similar legal privilege. Purchaser shall promptly provide Sellers, upon reasonable request, with copies of any Debt Financing Documents and such other information and documentation regarding the Debt Financing as shall be reasonably necessary to allow Sellers to monitor the progress of such financing activities. Upon request, Purchaser shall provide Sellers with written updates concerning the status of any Equity Issuance, including whether DHX intends to proceed with an Equity Issuance to raise part of the Purchase Price.

(b)          In the event of any notification or communication that the Debt Financing will not be available to Purchaser in accordance with the terms hereof, Purchaser shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange for and obtain as promptly as practicable following the occurrence of any such Financing Failure Event alternative debt financing (the “Alternative Financing”) on commercially reasonable terms, whether or not such terms are more or less favorable to Purchaser than the terms of the Debt Commitment Letter, in an amount sufficient to consummate the transactions contemplated hereby and perform all of their obligations hereunder, it being understood and agreed that if Purchaser proceeds with any Alternative Financing, Purchaser shall be subject to the same obligations with respect to such Alternative Financing as set forth in this Agreement with respect to the Debt Financing. In the event that Alternative Financing is obtained, Purchaser shall promptly provide Sellers with a copy of the new financing commitment that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”). If applicable, any reference in this Agreement to “Debt Financing” shall include “Alternative Financing”, any reference to “Debt Commitment Letter” shall include the “Alternative Financing Commitment Letter” and any references to “Debt Financing Documents” shall include the definitive documentation relating to any such Alternative Financing.

(c)          From the date hereof and ending at the earlier of (i) the Closing Date and (ii) termination of this Agreement pursuant to Section 9.1, Sellers shall cooperate and cause its officers, employees and advisors, including legal and accounting, to provide to Purchaser, at Purchaser’s sole expense, such reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Purchaser; provided that Sellers shall not be required to provide cooperation under this Section 6.11(c) that: (w) unreasonably interferes with the ongoing business of Sellers or any of the Purchased Companies; (x) causes any representation or warranty in this Agreement to be breached; (y) causes any closing condition set forth in Article VII to fail to be satisfied or otherwise causes the breach of this Agreement or any Contract to which any Seller or any of the Purchased Companies is a party; or (z) requires Sellers or any of their respective directors, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document or instrument, including any Debt Financing Document, with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing and the directors and managers of Sellers shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, in each case which are effective prior to the Closing. In no event shall Sellers be in breach of this Agreement because of the failure to deliver any financial or other information that is not currently readily available to Sellers on the date hereof or is not otherwise prepared in the ordinary course of business of Sellers at the time requested by Purchaser or for the failure to obtain review of any financial or other information by its accountants.

(d)          In no event shall any Seller be required to pay any commitment or similar fee or incur any Liability (including due to any act or omission by any Seller or any of their respective agents, other than acts or omissions constituting gross negligence or willful misconduct) or expense in connection with assisting Purchaser in arranging the Debt Financing or as a result of any information provided by a Seller or any of its Affiliates or agents in connection therewith. Purchaser shall, from and after the Closing or promptly after the termination of this Agreement pursuant to Section 9.1, (i) promptly upon request by Sellers reimburse Sellers for all documented out-of-pocket costs incurred in good faith by Sellers in connection with such cooperation and (ii) indemnify and hold harmless each Seller, and each of its Affiliates and agents from and against any and all Liabilities, Losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing or providing any of the information utilized in connection therewith, except to the extent of any of such Persons’ gross negligence or willful misconduct.

(e)          To the extent that this Section 6.11 requires Sellers’ cooperation with respect to any of Purchaser’s obligations under the Debt Commitment Letter or relating to the Debt Financing, Sellers shall be deemed to have complied with this Section 6.11 for purposes of Article VII of this Agreement if Sellers have provided Purchaser with the assistance required under this Section 6.11 with respect to the Debt Commitment Letter and the Debt Financing. Notwithstanding anything to the contrary, the condition set forth in Section 7.2(a), as it applies to Sellers’ obligations under this Section 6.11, shall be deemed satisfied unless the Debt Financing has not been obtained primarily as a direct result of Sellers’ breach of its obligations under this Section 6.11.

6.12       Copyright Termination and Re-Grants Process. Upon delivery of the executed Termination Notice and Re-Grant Agreement to Purchaser, Sellers shall have no further obligations with respect to the Copyright Termination and Re-Grant Process. Sellers and the Purchased Companies shall have no responsibility to record the Termination Notice with the U.S. Copyright Office or any other Governmental Entity. Purchaser and its Affiliates, and their respective employees, advisors and agents, shall not record the Termination Notice with any Governmental Entity, including the U.S. Copyright Office, or disclose either the Termination Notice or the Re-Grant Agreement, or the terms thereof or the fact of their existence, to any Third Party prior to the Closing.

6.13       Aged Accounts Receivable Credit. If, at any time within the ninety (90)-day period following the Closing, any Aged Accounts Receivable are paid to Purchaser or its Affiliates, including the Purchased Companies, upon receipt of any such payments following the Closing, Purchaser and its Affiliates, including the Purchased Companies, shall promptly, but in no event more than ten (10) Business Days following their receipt thereof, pay such amounts (net of their collection costs associated therewith) to Sellers or Sellers’ designee by wire transfer of immediately available funds as directed by Sellers.

6.14       Efforts to Collect and Reporting. Following the Closing Date and for a period of ninety (90) days thereafter, Purchaser and its Affiliates, including the Purchased Companies, shall use commercially reasonable efforts to collect any Aged Accounts Receivable and Purchaser and its Affiliates, including the Purchased Companies, shall not forgive the payment of any such amounts, or modify the terms of payment with respect thereto, without Sellers’ prior written consent. Purchaser shall, and shall cause its Affiliates, including the Purchased Companies, to provide Sellers, for a period of one hundred eighty (180) days following the Closing Date, with such access to its or their books and records and with such other information and cooperation as shall be reasonably requested by Sellers in connection with Purchaser’s obligations under Section 6.13, and this Section 6.14; provided, however, that no such cooperation or access shall unreasonably interfere with Purchaser and its Affiliates operation of its and their businesses.

6.15       Payment to Wrong Party Following Closing. If following the Closing, either (a) Sellers receive amounts that should have been paid to the Purchased Companies directly for periods following the Closing or (b) the Purchased Companies receive amounts that should have been allocated or paid to Sellers for periods prior the Closing (each, a “Misdirected Payment”), then the party receiving a Misdirected Payment shall promptly, but in no event more than five (5) Business Days following their receipt thereof, pay such amounts (net of their collection costs associated therewith) by wire transfer of immediately available funds to the correct party who should have received the payment directly from the Third Party in the first instance according to payment instructions from such party.

6.16       Transfer of Domain Name Registrations. Purchaser acknowledges that certain domain name registrations used in connection with the Businesses may be registered in the name of one of Sellers or an Affiliate of the Sellers and that the Sellers shall assign such domain name registrations to one of the Purchased Companies prior to the Closing; unless none of the Purchased Companies may contractually or lawfully take possession of such domain name registrations, in which case the parties shall use commercially reasonable efforts to assign such domain name registrations to either Purchaser or a different Affiliate of Purchaser. If Purchaser, the Purchased Companies and Purchaser’s other Affiliates cannot lawfully or contractually take possession of certain domain name registrations used in connection with the Peanuts Business, Purchaser and Sellers shall use their respective commercially reasonable efforts to cooperate in a mutually agreeable arrangement under which Purchaser or its Affiliates would obtain the benefits and assume the obligations associated with possession of such domain name registrations.

Article VII

CONDITIONS PRECEDENT

7.1         Conditions to the Obligations of Each Party. The respective obligations of Purchaser and Sellers to consummate and cause the consummation of the Purchase are subject to the satisfaction or waiver in writing by Sellers and Purchaser at or before the Closing Date of each of the following conditions:

(a)          Injunctions; Illegality. No Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement.

(b)          HSR Act. Any waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired.

(c)          Consents. Sellers shall have received executed copies of the consents or waivers set forth on Section 7.1(c) of the Sellers Disclosure Letter, which in each case shall be sufficient to permit the consummation of the Purchase; provided that the failure of the conditions set forth in Section 2(v) of the Beagle Scouts Consent to be satisfied shall not result in a failure of this condition to be satisfied as a condition to Purchaser’s obligation to consummate the Purchase.

(d)          Consummation of the Strawberry Shortcake Transaction Agreement. The Strawberry Shortcake Closing (as defined in the Strawberry Shortcake Transaction Agreement) shall occur substantially simultaneously with the Closing.

7.2         Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate and cause the consummation of the Purchase are subject to the satisfaction or waiver by Purchaser on or prior to the Closing Date of the following further conditions:

(a)          Performance. All of the agreements and covenants of Sellers to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b)          Representations and Warranties. The representations and warranties of Sellers contained in Article IV, taken as a whole, shall be true and correct (without giving effect to any “material”, “materially”, “materiality”, “Material Adverse Effect”, “material adverse effect”, “material adverse change” or similar qualifiers contained in any of such representations or warranties) in all material respects as of the Closing Date (or if such representations or warranties are made as of a specified date, as of such specified date) as if made at and as of such date.

(c)          Closing Deliverables. Sellers shall have delivered or caused to be delivered to Purchaser the items set forth in Section 2.2(b).

7.3         Conditions to the Obligations of Sellers. The obligations of Sellers to consummate and cause the consummation of the Purchase are subject to the satisfaction or waiver by Sellers, on or prior to the Closing Date, of the following further conditions:

(a)          Performance. All of the agreements and covenants of Purchaser to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b)          Representations and Warranties. The representations and warranties of Purchaser contained in Article V, taken as a whole, shall be true and correct in all material respects at and as of the Closing Date (or if such representations or warranties are made as of a specified date, as of such specified date) as if made at and as of such date.

(c)          Closing Deliverables. Purchaser shall have delivered or caused to be delivered to Sellers the items set forth in Section 2.2(c).

7.4         Frustration of Closing Conditions. Neither Purchaser nor any Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure were caused by such party’s failure to act in good faith or such party’s failure to comply with Section 6.3.

Article VIII

INDEMNIFICATION; REMEDIES

8.1         General Indemnification by Sellers. Following the Closing, and subject to the provisions of this Article VIII, Sellers shall, jointly and severally, indemnify and hold harmless Purchaser and its Representatives and Affiliates (including the Purchased Companies after Closing) (collectively, the “Purchaser Indemnified Persons”) for, and shall pay to the Purchaser Indemnified Persons the amount of, any loss, liability, claim, damage, cost, penalty, fine, judgment, expense (including reasonable out-of-pocket attorneys’ fees), whether or not involving a Third Party claim (collectively, “Damages”), arising out of or resulting from: (a) any breach of any representation or warranty made by any Seller in this Agreement; and (b) any breach by any Seller of any covenant or obligation of any Seller in this Agreement. Sellers have not given any representations or warranties with respect to terminations of grants of Copyrights pursuant to 17 U.S.C. Section 203 or Section 304, or the exercise of any rights thereunder, by any Person. Sellers shall have no liability with respect to claims for Damages or indemnification by any Purchaser Indemnified Persons concerning any such rights or the exercise thereof, under 17 U.S.C. Section 203 or Section 304.

8.2         Tax Indemnification by Sellers. After Closing, Sellers shall, jointly and severally, indemnify the Purchaser Indemnified Persons, and hold them harmless from and against (a) all Taxes, including unemployment insurance premiums (or the non-payment thereof), of the Purchased Companies for the Pre-Closing Period and (b) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which any Purchased Company is or was a member during the Pre-Closing Period, including pursuant to IRS regulation §1.1502-6 or any analogous or similar state, local or non-U.S. law or regulation.

8.3         Indemnification by Purchaser. Following the Closing, Purchaser shall indemnify and hold harmless Sellers and each of their Representatives and Affiliates (including the Purchased Companies prior to Closing) (collectively, the “Seller Indemnified Persons”) for, and shall pay to the Seller Indemnified Persons the amount of any Damages arising out of or resulting from (a) any breach of any representation or warranty made by Purchaser in this Agreement, or (b) any breach by Purchaser of any covenant or obligation of Purchaser in this Agreement.

8.4         Time Limitations. Sellers will not be liable (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, other than those in Sections 4.1, 4.2(a), 4.3, 4.4, and 4.12 (the “Fundamental Reps”), or Sections 4.7, 4.13 or 4.19 (the “Designated Reps”), unless [**]12 of the Closing Date, Purchaser notifies Sellers in writing of a claim. A claim with respect to the Fundamental Reps may be made by Purchaser at any time [**]13. A claim with respect to the Designated Reps may be made by Purchaser at any time [**]14. If the Closing occurs, Purchaser will not be liable (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, unless, [**]15, a Seller notifies Purchaser in writing of a claim. All claims shall specify the factual basis of that claim in reasonable detail to the extent then known by such party initiating the claim. Each of the covenants and agreements of the Sellers set forth in this Agreement shall expire on the Closing Date; provided that the covenants and agreements contained herein requiring performance after the Closing Date shall survive in accordance with their terms.

8.5         Limitations on Amount.

(a)          In no event shall either party have the right to loss of profits or consequential, incidental, special or punitive damages of any kind whatsoever.

12 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

13 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

14 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

15 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

(b)          Sellers shall have no liability with respect to claims for indemnification by the Purchaser Indemnified Persons, and Purchaser shall have no liability with respect to claims for indemnification by the Seller Indemnified Persons, until (and only to the extent that) the total of all Damages with respect to claims for indemnification under this Agreement and/or under the Strawberry Shortcake Transaction Agreement, in the aggregate, exceed an amount equal to [**]16 (the “Basket”), which amount shall be treated as a deductible for purposes of this Article VIII.

(c)          In no event shall the Purchaser Indemnified Persons or Seller Indemnified Persons, as the case may be, be entitled to recover Damages from the other in excess of an amount equal to [**]17 in the aggregate with respect to claims for indemnification under this Agreement and/or under the Strawberry Shortcake Transaction Agreement (the “Cap”), provided that the Cap shall be reduced from time to time to reflect payments for indemnification for which the Cap applies.

(d)          The Purchaser Indemnified Persons’ right to indemnification shall be reduced to the extent that the subject matter of any claim is covered by and payable pursuant to any insurance policy, warranty or indemnification from a Third Party.

(e)          No party hereto shall be obligated to indemnify any other Person with respect to (i) any representation, warranty, covenant or condition specifically waived in writing by the other party on or prior to the Closing or (ii) any Damages with respect to any matter if and to the extent such matter was included in the calculation of the Working Capital Adjustment pursuant to Section 3.2.

(f)           Subject to Section 10.10, and except with respect to any claim for fraud, the remedies provided in this Article VIII shall be exclusive and shall preclude other remedies that may be available to Sellers, Purchaser, the Seller Indemnified Persons or the Purchaser Indemnified Persons.

(g)          Notwithstanding anything in this Section 8.5 to the contrary, neither the Basket nor the Cap shall apply to Damages arising out of or related to (i) breaches by any Seller of any Fundamental Rep, (ii) matters covered by Section 8.1(b), Section 8.2 or Section 8.3(b) or (iii) actual fraud; provided, however, that in no event shall the Purchaser Indemnified Persons be entitled to recover Damages from Sellers with respect to the matters described in the immediately preceding clauses (i) and (ii) in an aggregate amount, together with all other claims for Damages paid or payable under this Article VIII, in excess of the Purchase Price.

8.6         Procedure for Indemnification — Third Party Claims.

(a)          Promptly after receipt by a party indemnified under Section 8.1, 8.2 or 8.3 of notice of the commencement of any Proceeding against it, by a Third Party, any indemnified party will, if a claim is to be made against an indemnifying party under such Section, give written notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnified party’s failure to give such notice.

16 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

17 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

(b)          If any Proceeding referred to in Section 8.6(a) is brought against an indemnified party and it gives written notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party may elect to assume the defense of such Proceeding with counsel reasonably satisfactory to the indemnified party (unless the indemnifying party is also a party to such Proceeding and the indemnified party determines in good faith that joint representation would be inappropriate under applicable standards of legal ethics) and, after written notice from the indemnifying party to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party shall not, as long as it diligently conducts such defense, be liable to the indemnified party under this Article VIII for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such Proceeding. If the indemnifying party assumes the defense of a Proceeding, no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless (i) the compromise or settlement does not involve any statement, finding or admission of any fault of, breach of Contract by, or violation of Law by, the indemnified party, and (ii) the sole relief provided is monetary damages that are paid in full by the indemnifying party. If written notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within thirty (30) days after the indemnified party’s notice is given, give written notice to the indemnified party of its election to assume the defense of such Proceeding, the indemnified party may assume control of the defense of such Proceeding with counsel of its own choosing, at the cost of the indemnifying party, and the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party. This Section 8.6 shall not apply to Tax Contests, which shall be governed by Section 6.7(b).

(c)          Each party shall make available to the other all records and other materials reasonably required to contest any claim and shall cooperate fully with the other in the defense of all such claims. Information disclosed by one party to the other shall be kept confidential.

8.7         Adjustment to Purchase Price. The parties agree that any indemnification payment made pursuant to this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes, unless a Final Determination with respect to the indemnitee or any of its Affiliates causes any such payment not to be treated as an adjustment to the Purchase Price for federal income Tax purposes. For the purposes of this Agreement, “Final Determination” shall mean (a) with respect to federal income Taxes, a “determination” as defined in Section 1313(a) of the Code or execution of an IRS Form 870-AD and, (b) with respect to Taxes other than federal income Taxes, any final determination of liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through a Proceeding or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended Tax Returns or appeals from adverse determinations).

8.8         Damages. For purposes of determining the amount only of any Damages in connection with this Article VIII, all representations and warranties made by Sellers or Purchaser that are qualified by “material,” “Material Adverse Change” or “Material Adverse Effect” shall be deemed to be not so qualified.

Article IX

TERMINATION

9.1         Termination Events. This Agreement may be terminated and the Purchase may be abandoned, at any time prior to the Closing:

(a)          by mutual written consent of Sellers and Purchaser;

(b)          by either Sellers or Purchaser, if:

(i)          any court or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, that the party seeking to terminate pursuant to this Section 9.1(b)(i) shall have complied with its obligations, if any, under Section 6.3; or

(ii)         the Closing Date shall not have occurred on or prior to the date that is ninety (90) days from the date of this Agreement (the “End Date”); provided, that neither party may terminate this Agreement pursuant to this Section 9.1(b)(ii) if such party is in material breach of this Agreement;

(c)          by Sellers, if: (i) any of the representations and warranties of Purchaser contained in Article V shall fail to be true and correct or (ii) there shall be a breach by Purchaser of any covenant or agreement of Purchaser in this Agreement that, in either case, (x) would result in the failure of a condition set forth in Section 7.3(a), Section 7.3(b), or Section 7.1(d) and (y) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (1) the 30th day after written notice thereof is given by Sellers to Purchaser and (2) the day that is five (5) Business Days prior to the End Date; provided, that Sellers may not terminate this Agreement pursuant to this Section 9.1(c) if any Seller is in material breach of this Agreement; or

(d)          by Purchaser, if: (i) any of the representations and warranties of any Seller contained in Article IV shall fail to be true and correct or (ii) there shall be a breach by any Seller of any covenant or agreement of Sellers in this Agreement that, in either case, (x) would result in the failure of a condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.1(d) and (y) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (1) the 30th day after written notice thereof is given by Purchaser to Sellers and (2) the day that is five Business Days prior to the End Date; provided, that Purchaser may not terminate this Agreement pursuant to this Section 9.1(d) if Purchaser is in material breach of this Agreement.

9.2         Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1 by Purchaser, on the one hand, or Sellers, on the other hand, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect and there shall be no Liability hereunder on the part of Sellers or Purchaser, except that this Article IX (Termination) and Article X (Miscellaneous) shall survive any termination of this Agreement. Nothing in this Section 9.2 shall relieve or release any party to this Agreement of any Liability or damages (which the parties hereto acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost (taking into consideration relevant matters, including other combination opportunities and the time value of money) arising out of such party’s material breach of any provision of this Agreement).

9.3         No Recourse to Debt Financing Source. Notwithstanding anything herein to the contrary and subject to and without derogation of the rights of Purchaser and its Subsidiaries, Affiliates or Representatives under the Debt Commitment Letter (or Alternative Financing Commitment Letter, as applicable), or any Debt Financing Document, the Sellers and Iconix agree, on behalf of themselves and each of their former, current or future officers, directors, managers, employees, members, partners, stockholders, agents and other representatives and Affiliates (the “Applicable Parties”), that the Debt Financing Source and each of its respective former, current or future general or limited partners, stockholders, managers, members, agents, representatives and Affiliates and each of its successors and assigns, shall be subject to no liability or claims to the Applicable Parties in connection with financing any portion of the Debt Financing or Alternative Financing or in any way relating to this Agreement, any of the transactions contemplated hereby, the Debt Commitment Letter or the Debt Financing (or any Alternative Financing Commitment Letter or Alternative Financing, as applicable), whether at law, in equity, in contract, in tort or otherwise, and hereby waives any rights or claims and agrees not to commence any proceedings against such Persons in connection with this Agreement, any of the transactions contemplated hereby, the Debt Commitment Letter or the Debt Financing (or any Alternative Financing Commitment Letter or Alternative Financing, as applicable) and the Debt Financing Source, solely in their respective capacities as lenders or arrangers, shall not have any rights or claims against any Applicable Parties in connection with this Agreement, any of the transactions contemplated hereby, the Debt Commitment Letter or the Debt Financing (or any Alternative Financing Commitment Letter or Alternative Financing, as applicable). Nothing in this Section 9.3 shall in any way expand the circumstances in which Purchaser may be liable under this Agreement, any of the transactions contemplated hereby, the Debt Commitment Letter or the Debt Financing (or any Alternative Financing Commitment Letter or Alternative Financing, as applicable).

Article X

MISCELLANEOUS

10.1       Expenses. Except as otherwise provided in this Agreement, whether or not the Closing occurs, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses.

10.2       Extension; Waiver. Subject to the express limitations herein, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein by the other party or in any document, certificate or writing delivered pursuant hereto by such other party or (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed as a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

10.3       Notices. Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier, facsimile or email transmission (in the case of telecopier, facsimile or email transmission, with copies by overnight courier service or registered mail) to the respective parties as follows (or, in each case, as otherwise notified by any of the parties hereto) and shall be effective and deemed to have been given (i) immediately when sent by telecopier, facsimile or email between 9:00 A.M. and 6:00 P.M. (New York City time) on any Business Day (and when sent outside of such hours, at 9:00 A.M. (New York City time) on the next Business Day) and (ii) when received if delivered by hand or overnight courier service or certified or registered mail on any Business Day:

(a)	If to Sellers or Iconix, to:

c/o Iconix Brand Group, Inc.
1450 Broadway, 3rd Floor
New York, New York 10018

Attention:	Jason Schaefer
Fax:	(212) 509-5150
email:	jschaefer@iconixbrand.com

with a copy (which shall not constitute notice or service of process) to:

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020

Attention:	Nazim Zilkha

Daren Orzechowski

Fax:	(212) 354-8113
email:	nzilkha@whitecase.com; dorzechowski@whitecase.com

(b)	If to Purchaser or DHX, to:

DHX SSP Holdings LLC
c/o DHX Media Ltd.
1478 Queen Street
Halifax, Nova Scotia B3J 2H7

Attention:	Mark Gosine
Fax:	(902) 422-0752
email:	mark.gosine@dhxmedia.com

with a copy (which shall not constitute notice or service of process) to:

Bryan Cave LLP
120 Broadway, Suite 300
Santa Monica, CA 90401

Attention:	David Andersen
Fax:	(310) 260-4161
email:	dgandersen@bryancave.com

Notices sent by multiple means, each of which is in compliance with the provisions of this Agreement will be deemed to have been received at the earliest time provided for by this Agreement.

10.4       Entire Agreement. This Agreement, together with the Exhibits hereto, the Sellers Disclosure Letter and the Purchaser Disclosure Letter, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto, other than the Confidentiality Agreement. This Section 10.4 shall not be deemed to be an admission or acknowledgement by any of the parties hereto that any prior agreements or understandings, oral or written, with respect to the subject matter hereof exist, other than the Confidentiality Agreement.

10.5       Binding Effect; Benefit; Assignment.

(a)          This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors or assigns. Except with respect to Section 10.12, which shall inure to the benefit of the Releasees, all of whom are intended as express third-party beneficiaries thereof, and except as further set forth in Section 10.5(b), no other Person not party to this Agreement shall be entitled to the benefits of this Agreement. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party.

(b)          The Debt Financing Source shall be third-party beneficiary of the provisions set forth in Section 9.3, Section 10.5(a), Section 10.6, Section 10.8 and Section 10.11.

10.6       Amendment and Modification. This Agreement may not be amended except by a written instrument executed by all parties to this Agreement. Section 9.3, Section 10.5(a), Section 10.5(b), Section 10.8, Section 10.11 and this Section 10.6 shall not be amended or otherwise modified in any way that adversely affects the rights of any Debt Financing Source without the prior written consent of the Debt Financing Source.

10.7       Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. Signed counterparts of this Agreement may be delivered by facsimile and by scanned ..pdf image.

10.8       Applicable Law.

THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF. THE STATE OR FEDERAL COURTS LOCATED WITHIN NEW YORK COUNTY IN THE STATE OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HERETO HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (C) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.3, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.

10.9       Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

10.10     Specific Enforcement; Limitation on Damages. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that an award of money damages would be inadequate in such event. Accordingly, it is acknowledged that the parties and the third-party beneficiaries of this Agreement shall be entitled to equitable relief, without proof of actual damages, including an Order for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including any Order sought by the Company and/or Sellers to cause Purchaser to perform its agreements and covenants contained in this Agreement), in addition to any other remedy to which they are entitled at law or in equity as a remedy for any such breach or threatened breach. Each party further agrees that neither the other party nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.10, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

10.11     Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.12     Release. Effective as of the Closing Date, Purchaser, on behalf of itself and its equityholders, Subsidiaries, Affiliates, Representatives, direct and indirect parent companies, managers, officers and directors, and each of their respective successors and assigns (each a “Releasor”), hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, each Seller and its past, present and future equityholders, Subsidiaries, Affiliates, Representatives, direct and indirect parent companies, managers, officers and directors (each, a “Releasee”) of, from and against any and all actions, causes of action, claims, demands, damages, judgments, Liabilities, debts, dues and suits of every kind, nature and description whatsoever, arising out of such Seller’s ownership of the Peanuts Interests and IBG Interests and operation of the Businesses, which such Releasor ever had, now has or may have on or by reason of any matter, cause or thing whatsoever on or prior to the Closing Date. Each Releasor agrees not to, and agrees to cause its respective equityholders, Subsidiaries, Affiliates and Representatives, and each of their respective successors and assigns, not to, assert any claim against the Releasees. Notwithstanding the foregoing, Purchaser does not release its rights and interests under this Agreement or the Confidentiality Agreement.

10.13     Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and have participated jointly in the drafting of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.14     Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Purchaser and Sellers have caused this Agreement to be duly executed by their respective officers thereunto duly authorized, all as of the date first above written.

IBG BORROWER LLC

By:	/s/ Jason Schaefer
	Name:	Jason Schaefer
	Title:	Vice President and Secretary

ICON NY HOLDINGS LLC

By:	/s/ John N. Haugh
	Name:	John N. Haugh
	Title:	Manager

DHX SSP HOLDINGS LLC

By:	/s/ Dana Landry
	Name:	Dana Landry
	Title:	CEO

Solely for Purposes of Section 3.3:

DHX MEDIA LTD.

By:	/s/ Dana Landry
	Name:	Dana Landry
	Title:	CEO

Solely for Purposes of Section 3.4:

ICONIX BRAND GROUP, INC.

By:	/s/ John N. Haugh
	Name:	John N. Haugh
	Title:	President and CEO

Signature Page to Membership Interest Purchase Agreement

Exhibit A

Form of Release

RELEASE OF CLAIMS

This Release of Claims (this “Release”) is made and entered into as of [●], 2017 by and among Icon NY Holdings LLC, a Delaware limited liability company, and IBG Borrower LLC, a Delaware limited liability (collectively, the “Sellers”, and each, individually, a “Seller”), on the one hand, and DHX SSP Holdings LLC, a limited liability company organized under the Laws of the State of Delaware (“Purchaser”), on the other hand.

WHEREAS, Sellers are each a party to that certain Membership Interest Purchase Agreement, dated as of May 9, 2017, by and among Purchaser, Sellers and, solely for purposes of Section 3.3 and Section 3.4 thereof, DHX Media Ltd. and Iconix Brand Group, Inc. respectively (the “Purchase Agreement”);

WHEREAS, this Release is being executed and delivered to Purchaser in connection with the Purchase Agreement in order to induce Purchaser to enter into the transactions contemplated thereby; and

WHEREAS, unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Purchase Agreement.

NOW, THEREFORE, in consideration of the covenants and obligations set forth herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.       Release. Each Seller, for itself and on behalf of its members, managers, officers, directors, agents, representatives, successors, assigns and Affiliates (other than the Purchased Companies) (collectively, the “Releasing Parties”), hereby releases, remises and forever discharges each of the Purchased Companies and their respective successors and assigns (the “Released Parties”) from any and all actions, causes of action, claims, demands, rights, suits, accountings, debts, dues, accounts, bonds, covenants, contracts, agreements, duties and obligations of any kind or nature, known or unknown, whether at law or in equity, by reason of any matter or thing that either Seller has, had or may have relating to the Businesses and arising out of facts and circumstances that existed on or prior to the date hereof against any of the Released Parties (collectively, “Claims”); provided, however, that this Release shall specifically exclude any Claims relating to or arising from the obligations of any of the Released Parties as set forth in the Purchase Agreement or any document or agreement to which any of the Released Parties are party and contemplated to be entered into pursuant to the Purchase Agreement or otherwise entered into in connection with the transactions contemplated by the Purchase Agreement.

2.       Status of Claims. Each Seller represents and warrants that it has not assigned or transferred, or purported to assign or transfer to any Person, any right, title or interest in or to the Claims.

3.       Binding on Successors. The benefits and burdens created by this Release shall inure to the benefit of, and shall be binding upon, the successors, assigns, representatives and beneficiaries of the parties hereto.

4.       Governing Law. This Release shall be governed in all respects by the laws of New York, without regard to conflicts of law principles.

5.       Amendment and Waiver. Any amendment to or modification of this Release, or any waiver of any term or condition set forth herein, shall be effective only if in writing signed by each of the parties hereto. Except to the extent otherwise expressly set forth in writing, a waiver of any breach or failure to enforce any of the terms or conditions of this Release shall not in any way affect, limit or waive a party’s rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Release.

6.       Severability. If any term or provision of this Release or the application thereof to any circumstance shall, in any jurisdiction, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability, without invalidating or rendering unenforceable (i) such term or provision in any other jurisdiction, (ii) the remaining terms and provisions of this Release or (iii) the application of such terms and provisions to circumstances other than those as to which such term or provision has been held invalid or unenforceable.

7.       Counterparts. This Release may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.       Purchase Agreement Controls. In the event that any term or condition contained herein conflicts with any term or condition contained in the Purchase Agreement, the terms and conditions contained in the Purchase Agreement shall prevail.

IN WITNESS WHEREOF, the parties have caused this Release to be duly executed as of the date first written above.

ICON NY HOLDINGS LLC

By:
Print Name:
Title:

IBG BORROWER LLC

By:
Print Name:
Title:

DHX SSP HOLDINGS LLC

By:
Print Name:
Title:

Exhibit B

Form of Transition Services Agreement

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”), is made as of [_________], 2017, by and between Iconix Brand Group, Inc., a corporation organized under the Laws of the State of Delaware (“Iconix”), and DHX SSP Holdings LLC, a limited liability company organized under the Laws of the State of Delaware (“Purchaser”). Iconix and Purchaser are sometimes referred to in this Agreement collectively as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, pursuant to that certain Membership Interest Purchase Agreement, dated as of May 9, 2017 (the “Peanuts Purchase Agreement”), by and among Icon NY Holdings LLC, a Delaware limited liability company, and IBG Borrower LLC, a Delaware limited liability company (collectively, “Sellers”) and Iconix, solely for the purposes of Section 3.4 of the Peanuts Purchase Agreement, on the one hand, and Purchaser and DHX Media Ltd., solely for the purposes of Section 3.3 of the Peanuts Purchase Agreement, on the other hand, Sellers sold to Purchaser, and Purchaser purchased from Sellers, on or about the date hereof, the Peanuts Interests and the IBG Interests, as provided in the Peanuts Purchase Agreement;

WHEREAS, pursuant to that certain Membership Interest Purchase Agreement, dated as of May 9, 2017 (the “SSC Purchase Agreement”), by and among IBG Borrower LLC, a Delaware limited liability company (“SSC Seller”) and Iconix, solely for the purposes of Section 3.4 of the SSC Purchase Agreement, on the one hand, and Purchaser and DHX Media Ltd., solely for the purposes of Section 3.3 of the SSC Purchase Agreement, on the other hand, SSC Seller sold to Purchaser, and Purchaser purchased from SSC Seller, on or about the date hereof, all of the issued and outstanding membership interests of Shortcake IP Holdings LLC (the “SSC Purchased Company”), as provided in the SSC Purchase Agreement;

WHEREAS, the IBG Business, Peanuts Business and the business of the SSC Purchased Company (the “SSC Business” and together with the IBG Business and Peanuts Business, collectively, the “Businesses” and each a “Business”) were, prior to the Closing, operated by the Purchased Companies, the SSC Purchased Company, Iconix, Sellers and SSC Seller utilizing shared resources;

WHEREAS, in connection with the transactions contemplated by the Peanuts Purchase Agreement and the SSC Purchase Agreement, Iconix has agreed to provide, or cause to be provided, certain transition services to the Purchased Companies and the SSC Purchased Company, in each case on a transitional basis and upon the terms and subject to the conditions set forth herein; and

WHEREAS, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Peanuts Purchase Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.          Transition Services.

(a)          During the Term (as defined below) and subject to the terms and conditions of this Agreement, Iconix shall provide, or cause to be provided, the services set forth on Schedule A attached hereto (the “Transition Services”) to the Purchased Companies and the SSC Purchased Company in support of the Businesses. All of the Transition Services shall be provided in accordance with the terms, limitations and conditions set forth herein and on Schedule A. Purchaser shall not resell or assign any of the Transition Services to any Third Party whatsoever or permit the use of the Transition Services by any Third Party other than the Purchaser, the Purchased Companies, the SSC Purchased Company and DHX, in each case in connection with the conduct of the Businesses.

(b)          Iconix shall perform, or shall cause to be performed, the Transition Services in a timely and professional manner, at a level of service consistent with that provided by Iconix or its Affiliates to the Businesses immediately preceding the Closing, and in accordance with the specifications set forth with respect to such Transition Service on Schedule A. Iconix shall have the right, in its reasonable discretion and subject to Section 7 of this Agreement, to designate which personnel shall be assigned to perform the Transition Services, and shall have the right, in its reasonable discretion and upon ten (10) days’ prior written notice to Purchaser (provided doing so is practical under the circumstances), to remove and replace any such personnel. Subject to Section 7 of this Agreement, Iconix shall determine the means and resources used to provide the Transition Services and may upon ten (10) days’ prior written notice to Purchaser (provided doing so is practical under the circumstances), elect to modify or replace at any time (i) its policies and procedures, (ii) any Third Party that provides any Transition Services, (iii) the location from which any Transition Service is provided, or (iv) the intellectual property rights, information technology, products and services used to provide the Transition Services. Subject to the foregoing, Iconix shall assign, or shall cause to be assigned, as applicable, such sufficient resources and qualified personnel as may be reasonably required to perform the Transition Services in accordance with the terms and conditions of this Agreement.

(c)          Purchaser acknowledges and agrees that Iconix’s performance of the Transition Services is subject to the cooperation of Purchaser, the Purchased Companies, and the SSC Purchased Company and the timely performance of actions by Purchaser, the Purchased Companies, and the SSC Purchased Company is necessary to allow performance of the Transition Services. In furtherance of the foregoing, Purchaser agrees that Iconix shall not be deemed to be in breach of its obligations hereunder to the extent a failure to perform such obligations is caused by any failure or delay of the Purchaser, a Purchased Company, or the SSC Purchased Company to satisfy the foregoing obligations. Neither Iconix nor any of its Affiliates shall be liable for any action or inaction to the extent taken or omitted to be taken by it pursuant to the instructions received from Purchaser, a Purchased Company, and/or the SSC Purchased Company.

(d)          Iconix represents, warrants and agrees that the Transition Services shall be provided to Purchaser in good faith, in accordance with Law and in a manner consistent with the historical provision of the Transition Services and with the same standard of care as historically provided when the services were rendered on behalf of Iconix or its Affiliates, which shall be no less than a reasonable standard of care.

(e)          During the Term, Iconix and Purchaser shall, and shall cause their respective Affiliates, as applicable, to cooperate reasonably and in good faith in all matters relating to the provision and receipt of the Transition Services. Purchaser acknowledges and agrees that Iconix and its Affiliates are not in the business of providing services to Third Parties, and the Transition Services provided hereunder are transitional in nature and are furnished by Iconix and its Affiliates solely for the purpose of facilitating the orderly transition of the Purchased Companies and SSC Purchased Company to Purchaser. Purchaser acknowledges and agrees that the Transition Services provided hereunder shall not be deemed to be exclusive, and Iconix or its Affiliates may be providing similar services, and/or services that involve the same resources as those used to provide the Transition Services, to other Persons, Iconix and/or its Affiliates.

(f)          Purchaser acknowledges and agrees that certain of the Transition Services have been, and will continue to be, provided (in accordance with this Agreement) to Purchaser by Third Parties designated by Iconix. To the extent so provided, Iconix shall use commercially reasonable efforts and shall reasonably consult and cooperate with Purchaser to (i) cause such Third Parties to provide such Transition Services under this Agreement, and/or (ii) enable Purchaser to avail itself of such Transition Services; provided, however, that if any such Third Party is unable or unwilling to provide any such Transition Services notwithstanding such efforts by Iconix, Iconix shall use its commercially reasonable efforts to determine the alternative manner in which such Transition Services can best be provided; and provided, further, that nothing in the preceding sentence shall require Iconix or any of its Affiliates to commence any legal proceeding or other action in connection with its enforcement of its rights under any contract with a Third Party.

(g)          Purchaser acknowledges that Iconix and its Affiliates will not be obligated to perform any Transition Service after the expiration of such Transition Service as set forth on and subject to Schedule A; provided, however, that if fifteen (15) days prior to such expiration date Purchaser notifies Iconix in writing of Purchaser’s desire that Iconix or its Affiliates continue to perform such Transition Service following the applicable expiration date and Iconix desires to continue to provide such Transition Service, Iconix will negotiate with Purchaser in good faith as to an extension of the time period during which such Transition Service will be provided and the terms and conditions (including applicable fees) of the continued provision of such Transition Service. Notwithstanding the foregoing but subject to the terms and conditions herein, if Iconix materially breaches Section 1(b) of this Agreement before the expiration of the applicable Transition Service, and Purchaser notifies Iconix accordingly and sets forth with specificity the deficiency before the expiration, Iconix shall promptly correct such deficiency even if the applicable Transition Service has expired.

(h)          During the Term, if Purchaser desires Iconix or any of its Affiliates to perform or cause to be performed a service that is not described on Schedule A as of the Closing Date which (i) was provided by Iconix or its Affiliates to any of the Businesses prior to the Closing, and (ii) is reasonably necessary for the continued conduct of such Business by Purchaser consistent with the manner in which such Business was conducted by Iconix and its Affiliates prior to the Closing (a “Requested Service”), Purchaser shall deliver a written notice to Iconix requesting the Requested Service, including a reasonable description of the Requested Service. Iconix may, solely at its option, determine whether any Requested Service will be provided and, if Iconix agrees that the Requested Service will be provided, the terms and conditions (including applicable fees) of such Requested Service shall be negotiated in good faith by the Parties. Any such Requested Service so provided by Iconix shall constitute Transition Services under this Agreement and shall be subject in all respect to the provisions of this Agreement as if fully set forth on Schedule A as of the Closing.

(i)          Iconix shall make available on a timely basis to Purchaser all information and materials reasonably requested by Purchaser, to the extent that such information and materials are reasonably necessary for the operation of the Businesses or relate to the receipt of the Transition Services by Purchaser, the Purchased Companies or the SSC Purchased Company.

2.          Third Party Consents and Notices. If there is either a notice required to be given to any Third Party or any consent from any Third Party is needed, in each case in connection with the provision of any Transition Service (including in connection with granting Purchaser a license or sublicense to any Third-Party intellectual property or software) (any such notice or consent, a “Necessary Notice and Consent”), Iconix shall use commercially reasonable efforts to provide such notices and obtain such Necessary Notice and Consent in order to provide such Transition Service and in the event that any such Necessary Notice and Consent is not obtained then, unless and until such Necessary Notice and Consent is obtained, the Parties shall cooperate with each other in achieving a reasonable alternative arrangement to the affected Transition Services that does not materially increase the costs to Iconix or its Affiliates or Purchaser in providing or receiving such Transition Services, as applicable; provided that Iconix shall not be required to commence or participate in any litigation to obtain any Necessary Notice and Consent or pay any additional amounts that materially increase the cost of providing the Transition Services. Neither Iconix nor any of its Affiliates shall be deemed to be in breach of this Agreement if it fails to perform based on a reasonable belief that it does not have the necessary licenses or rights to Third Party software or technology.

3.          Fees; Expenses.

(a)          With respect to each Transition Service, Purchaser shall pay Iconix the service fee or other fees (“Fees”), if any, specified for such Transition Service on Schedule A for each month during which such Transition Service is provided hereunder. Purchaser agrees to pay to Iconix amounts equal to any sales, services or other Taxes that Purchaser (or its Affiliates) is required to withhold from the Fees and remit to a Governmental Entity. The Parties hereto further agree that no Party hereto shall be required to pay any personal property Taxes of the other Party hereto on property owned or leased by a Party hereto.

(b)          Purchaser shall reimburse Iconix for any reasonable documented out-of-pocket expenses payable to Third Parties, including all travel expenses, which are incurred by Iconix or its Affiliates in connection with its provision of the Transition Services (“Expenses”); provided, however, that any Expense greater than $1,000 USD shall only be reimbursed upon Purchaser’s prior written approval of such Expense.

(c)          In addition to any amounts otherwise due Iconix as set forth on Schedule A, Iconix shall submit an accounting and invoice to Purchaser for all other amounts due to Iconix pursuant to this Section 3 as of the end of each calendar month included in the Term and such other amounts shall be paid to Iconix within thirty (30) days of Purchaser’s receipt of the invoice. Promptly following Purchaser’s receipt of a monthly invoice, Purchaser shall within twenty (20) days of receipt of Iconix’s invoice notify Iconix in writing of any amounts billed to it that are in dispute. Upon receipt of such notice, Iconix shall research the items in question in a reasonably prompt manner and cooperate to resolve any differences with Purchaser. In the event that the Parties mutually agree that any amount to the extent paid by Purchaser was not properly owed, Iconix will refund that amount to Purchaser within thirty (30) days of the delivery of such notice (or, alternatively, Iconix may deduct the dollar amount from the next monthly invoice submitted to the Purchaser).

4.          Term and Termination.

(a)          The term of this Agreement shall commence on the Closing Date and shall terminate as of the date that the provision of all Transition Services has expired (including any extension) unless earlier terminated in accordance with the terms of this Agreement, including Section 10 and Schedule A (the “Term”).

(b)          Schedule A sets forth the expiration date for each Transition Service and any extension option with respect to such Transition Service.

(c)          Except for Section 7 of the this Agreement, which it may not terminate, Purchaser may terminate any individual Transition Service upon thirty (30) days prior written notice to Iconix; provided that such termination will not cause or contribute to Purchaser’s breach of Section 7 of this Agreement. After termination of such Transition Services, Purchaser shall remain obligated to pay any Fees owed in connection with terminated Transition Services rendered but not paid prior to termination.

(d)          Except for Section 7 of this Agreement, which it may not terminate, Iconix may terminate any individual Transition Service by giving written notice to Purchaser if Purchaser has taken any action or made any omission making it impossible or commercially unreasonable for Iconix to provide such Transition Service and Purchaser shall have failed to remedy such situation within fifteen (15) days after receipt of written notice thereof from Iconix.

(e)          This Agreement may be terminated by either Party upon thirty (30) days prior written notice if the other Party is declared insolvent or bankrupt, or makes an assignment for the benefit of creditors, or a receiver is appointed or any proceeding is demanded by, for or against the other under any provision of the Federal Bankruptcy Act.

(f)          Without limiting Purchaser’s rights under Section 1(g) above, either Party may terminate this Agreement by giving written notice to the other Party if such other Party is in material breach hereof and shall have failed to cure such breach within fifteen (15) days after receipt of written notice thereof from the non-breaching Party. Any termination of this Agreement pursuant to Sections 4(c)-(f) shall be without prejudice to any rights or obligations of the Parties hereto accruing prior to such termination including the right to payment of unpaid Fees and reimbursable Expenses owing for Transition Services performed prior to termination.

(g)          Sections 5 (Intellectual Property Rights), 7(c)-(i) (Employees), 8 (Confidentiality), 9 (Limitation of Liability; Indemnification), and 11 through 21 (Miscellaneous) shall survive any termination or expiration of this Agreement.

5.          Intellectual Property Rights.

(a)          Except as otherwise expressly set forth herein, as among Purchaser and Iconix (and their respective Affiliates), Purchaser and Iconix (and their respective Affiliates) shall each remain the exclusive owner of all right, title and interest throughout the world in and to all their respective intellectual property provided to, or made available to, one another in connection with the performance of the Transition Services, including without limitation, any information system, software, computer network, database or data file owned, licensed, leased or provided by or for a Party or any of its Affiliates which is used by a Party or any of its Affiliates or any Third Party on behalf of such Party, each as modified, maintained or enhanced from time to time. Notwithstanding anything to the contrary hereunder, each Party agrees to cooperate with the other (and shall cause its Affiliates and Third Party suppliers to so cooperate) to cause the orderly return of the other Party’s intellectual property upon the termination of this Agreement or upon written request consistent with this Agreement, whichever is earlier.

(b)          Purchaser, for itself and on behalf of its Subsidiaries, including the Purchased Companies and the SSC Purchased Company, hereby grants to Iconix and its Subsidiaries (to the extent they are providing Transition Services), and Iconix hereby accepts, a royalty-free, fully-paid up, non-exclusive, non-transferable, non-sublicensable, right and license during the Term to use all intellectual property and proprietary rights owned or controlled (to the extent sublicenseable without consent from a Third Party) by Purchaser or any of its Subsidiaries solely to the extent necessary to permit Iconix and its Subsidiaries to perform its obligations under this Agreement.

(c)          Iconix hereby grants to Purchaser and its Subsidiaries, including the Purchased Companies and the SSC Purchased Company, and Purchaser hereby accepts, a royalty-free, fully-paid up, non-exclusive, non-transferable, non-sublicensable, right and license during the Term to use all intellectual property and proprietary rights owned or controlled (to the extent sublicenseable without consent from a Third Party) by Iconix or any of its Subsidiaries solely as necessary to receive the Transition Services, under this Agreement.

(d)          Purchaser and its Affiliates shall own all right, title and interest in and to or otherwise have the right to use any data, information, records, reports and other deliverables (i) provided by Purchaser and/or its Affiliates to Iconix and/or its Affiliates (excluding, for the avoidance of doubt, any data, information, records, reports or other deliverables that were previously received from, or generated by, Iconix and/or its Affiliates not in connection with any of Purchaser’s Transition Services), or (ii) generated, transmitted or maintained pursuant to a Transition Service on behalf of Purchaser and/or its Affiliates (the data, information, records, reports and other deliverables described in clauses (i) and (ii), collectively, “Service Data”). Iconix hereby, on its behalf and on behalf of its Affiliates, assigns to Purchaser or its designee any and all right, title and interest that Iconix may have or acquire in or to any such Service Data. As soon as is reasonably practicable following the reasonable request of Purchaser or its Affiliates or the termination of any Transition Service pursuant to the terms of this Agreement, Iconix shall use commercially reasonable efforts to deliver to Purchaser or its designee in a commercially reasonable manner the Service Data reasonably requested or related to such terminated Service that remains in the possession of Iconix.

6.          Insurance. Iconix shall maintain, during the Term, such insurance policies issued by reputable insurance providers in types and amounts that it reasonably believes are customary for companies in the same or similar businesses of similar size operating in the same or similar locations as Iconix.

7.          Employees.

(a)          All employees and representatives of a Party hereto and any of its Affiliates will be deemed for all purposes of employment, including for purposes of compensation and employee benefits, to be employees or representatives of such Party or its Affiliates (or its subcontractors) and not employees or representatives of the other Party hereto or any of the other Party’s Affiliates. In providing the Transition Services, Iconix’s employees and representatives, including the Transition Services Employees (as defined below), will be under the direction, control and supervision of Iconix or its Affiliates, and shall be solely the common law employees of Iconix or its Affiliates, and not of Purchaser. Unless agreed to otherwise by the Parties or otherwise expressly set forth herein, Iconix or its Affiliates will have the sole right to exercise all authority with respect to the employment, assignment and direction of its employees and representatives, and Iconix shall be solely responsible for the acts or omissions of such employees and representatives when acting in the course of their employment. Iconix or its Affiliates shall have the sole responsibility to employ, pay, supervise, direct and discharge all of such employees and representatives providing the Transition Services hereunder, except as otherwise set forth on Schedule A; provided, however, that neither Iconix nor its Affiliates may increase the compensation or benefits payable or provided to a Transition Services Employee without Purchaser’s prior written consent. Iconix or its Affiliates shall be exclusively responsible for the payment of all direct or indirect compensation for any such employees and representatives assigned to perform Transition Services under this Agreement.

(b)          Iconix and its Affiliates will assign to the performance of the Transition Services such of its employees and other Persons as are required to cause the Transition Services to be performed in accordance with the standards and level of service specified in Section 1(b). Of such Persons performing the Transition Services, the employees of Iconix and its Affiliates who are listed in Schedule B to this Agreement will be eligible to receive offers of employment from Purchaser (or an Affiliate of Purchaser) in accordance with the provisions of Section 7(c) (such employees listed in Schedule B or in any update thereto mutually agreed by the Parties in writing, the “Transition Services Employees”). Nothing in this Agreement shall affect the right of Iconix to terminate the employment of any Transition Services Employee for any reason or at any time during the Term and Iconix shall have the right at all times to make such employment decisions regarding Transition Services Employees as it shall deem appropriate, provided that Iconix will use reasonable efforts to consult with Purchaser regarding such employment decisions with respect to the Transition Services Employees and to provide prior written notice of the removal and replacement of the personnel performing Transition Services, as set forth in Section 1(b).

(c)          At any time prior to the date that is the earliest of ninety (90) days following the Closing or the expiration or termination of this Agreement (“Termination Date”), Purchaser (or an Affiliate of Purchaser) may make a job offer (a “Job Offer”) to any or all of the Transition Services Employees. Each Job Offer shall be reflected in a written offer letter and shall (i) advise the Transition Services Employee of the terms and conditions of his or her position with Purchaser or its Affiliates, and (ii) provide for compensation and benefits in accordance with Purchaser’s (or its Affiliate’s) policies and procedures. The Transition Services Employees who accept a Job Offer are referred to herein as the “Continuing Employees.” The employment with Purchaser of each Continuing Employee shall be effective upon the employment start date specified in such individual’s Job Offer (the “Start Date”), provided that such date shall be no later than the Termination Date.

(d)          Each Continuing Employee shall cease to be an employee of Iconix or its Affiliates, effective as of such individual’s Start Date, and shall cease to participate in all “employee benefit plans” within the meaning of Section 3(3) of ERISA and any other compensation or benefit plans of Iconix or its Affiliates providing benefits to any Business Employees (collectively, the “Iconix Plans”), effective as of such date as is specified under the terms of the applicable Iconix Plan or, if no such date is specified, such individual’s Start Date. Purchaser shall not assume any of the Iconix Plans. Purchaser shall provide each Continuing Employee with the ability to participate in Purchaser’s (or its Affiliate’s) employee benefit plans and programs (including health plans, dental plans and retirement savings plans) in accordance with Purchaser’s (or its Affiliate’s) policies and procedures and subject to the terms and conditions of such plans.

(e)          Purchaser acknowledges that Iconix and its Affiliates may terminate the employment of each Transition Services Employee who is not a Continuing Employee, effective as of the Termination Date, and agrees (except as provided in the next sentence) to promptly reimburse Iconix and/or its designated Affiliate(s) for [**]1 of the severance costs (including those relating to any severance benefits), as set forth on Schedule B hereto, arising out of or in connection with such termination of employment, provided that Purchaser shall not be responsible for any such costs in connection with any such Transition Services Employee whose employment is terminated more than thirty (30) days after the Termination Date. For the avoidance of doubt, the foregoing reimbursement obligation of Purchaser shall, in the case [**]2, be limited to the amounts set forth in the first paragraph under the heading “Severance” in the offer letter, dated December 7, 2016, between [**]3 and Iconix.

1 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

2 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

3 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

(f)          For any Continuing Employee terminated by Purchaser, Purchaser shall, or shall cause one of its Affiliates to, offer continuing group health plan coverage to the Continuing Employee required by the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”). Iconix shall, or shall cause an Affiliate of Iconix to, provide the required COBRA notices and shall offer COBRA continuation coverage to any Transition Services Employee who does not accept a Job Offer from Purchaser, or who is terminated pursuant to Section 7(e) of this Agreement, and who experiences a COBRA qualifying event (as defined under COBRA), as well as to all qualified beneficiaries (as defined under COBRA) of such Transition Services Employee.

(g)          Iconix, its Affiliates and the Iconix Plans they sponsor and/or maintain (or their insurers) shall be solely responsible for all claims for compensation and benefits of Transition Services Employees who as of their respective Start Dates are receiving long-term disability benefits under such Iconix Plans or who prior to their respective Start Dates experience a disabling event for which short-term or long-term disability payments thereafter become payable. Purchaser and its Affiliates (or their insurers) shall be solely responsible for all claims for compensation and benefits of Continuing Employees who on or after their respective Start Dates experience a disabling event for which short-term or long-term disability payments thereafter become payable.

(h)          Iconix and its Affiliates and their workers’ compensation insurer shall be solely responsible for all claims of each Transition Services Employee for workers’ compensation benefits arising out of occurrences prior to such individual’s Start Date, if any. Purchaser and its Affiliates and their workers’ compensation insurer shall be solely responsible for all claims of each Continuing Employees for workers’ compensation benefits arising out of occurrences on or after such individual’s Start Date.

(i)          During the Term and for a period of twelve (12) months following the Termination Date, neither Party (nor any of its Affiliates) may, without the other Party’s prior written consent, solicit for hire or employment any officer or employee of the other Party or any of its Affiliates (other than Purchaser with respect to the Transition Services Employees as permitted hereunder) whom such Party learned of in connection with the services provided under this Agreement; provided, however, that this sentence shall not apply to any solicitation (or any hiring as a result of any solicitation) that consists of advertising in a newspaper or periodical of general circulation or through similar general circulation on the Internet not specifically directed toward the other Party or employees of such other party or its Affiliates.

8.          Confidentiality. Each Party agrees that all information of a confidential or proprietary nature disclosed to such Party (or any of its partners, officers, directors, employees or agents) by or on behalf of the other Party or any of its Affiliates in connection with the provision of the Transition Services hereunder is confidential information, and the receiving Party will hold in confidence all confidential information identified as such by, and obtained from, the disclosing Party, except as otherwise required by Law. Notwithstanding the foregoing, “confidential information” shall not include any information that the receiving Party can demonstrate: (i) was publicly known at the time of disclosure to it, or has become publicly known through no act of the receiving Party or its Affiliates in breach of the Peanuts Purchase Agreement, the SSC Purchase Agreement, the Confidentiality Agreement, or this Agreement; (ii) was rightfully received from a Third Party without a duty of confidentiality (after due inquiry); or (iii) was developed by them independently without any reliance on the confidential information of the disclosing Party.

9.          Limitation on Liability; Indemnification.

(a)          Limitation on Liability. Except as expressly set forth in this Agreement, the Transition Services to be provided are furnished “as is” with all faults and without warranty of any kind, express or implied, including any warranty of merchantability, non-infringement or fitness for any particular purpose. Purchaser assumes all risks and liabilities arising from or relating to its use of and reliance upon the Transition Services and neither Iconix nor any of its Affiliates makes any representation or warranty with respect thereto, except as expressly set forth in this Agreement. In no event shall Iconix or any of its Affiliates have any liability under any provision of this Agreement for any loss profits, punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple, whether based on statute, contract, tort or otherwise, and whether or not arising from the other Party’s sole, joint, or concurrent negligence, strict liability, criminal liability or other fault. Except with respect to gross negligence or willful misconduct, the aggregate liability of Iconix and its Affiliates for all claims arising from and related to this Agreement shall be limited to the amount of Fees actually paid by Purchaser for the Transition Services under this Agreement. Purchaser acknowledges that the Transition Services to be provided to it hereunder are subject to, and that its remedies under this Agreement are limited by, the applicable provisions of Sections 1(b)-(d) and (f).

(b)          Indemnification by Iconix. Iconix hereby agrees to indemnify, defend and hold harmless Purchaser and Purchaser’s Affiliates against and in respect of all Damages which Purchaser or Purchaser’s Affiliates suffer or incur as a result of, arising out of or relating to (i) Iconix’s gross negligence or willful misconduct in connection with the performance of the Transition Services, (ii) the infringement, misappropriation, or other violation of the Intellectual Property of any Third Party in connection with the software used by Iconix (or any of its Affiliates) in providing the Transition Services, provided that Iconix will not have any liability under this clause (ii) to the extent a claim arises from or relates to (A) content, intellectual property or other materials or assets provided by Purchaser or an Affiliate of Purchaser, including DHX, a Purchased Company or the SSC Purchased Company, (B) Purchaser’s breach of this Agreement, (C) Purchaser’s (or Purchaser’s Affiliates’) combination or use of the Transition Services with non-Iconix software, services or data, (D) modification or misuse of the Transition Services by any Person other than Iconix or its Affiliates, (E) Purchaser’s (or Purchaser’s Affiliates’) continuation of allegedly infringing activity after being notified thereof or after being provided modifications that would have avoided the alleged infringement, (F) Iconix’s (or its Affiliates’) customization of the Transition Services to meet Purchaser’s (or Purchaser’s Affiliates’) particular specifications, directions or instructions, or (G) conduct requested or instructed by Purchaser or an Affiliate of Purchaser, including DHX, a Purchased Company or the SSC Purchased Company, or (iii) Iconix’s violation of Law in connection with this Agreement.

(c)          Indemnification by Purchaser. Purchaser hereby agrees to indemnify, defend and hold harmless Iconix and Iconix’s Affiliates against and in respect of all Damages which Iconix or Iconix’s Affiliates suffer or incur as a result of, arising out of or relating to (i) Purchaser’s gross negligence or willful misconduct relating to the performance of this Agreement; (ii) the infringement, misappropriation, or other violation of the Intellectual Property of any Third Party in connection with the Transition Services to the extent such infringement, misappropriation or other violation is either (x) caused by the Purchaser or an Affiliate of Purchaser, including DHX, a Purchased Company or the SSC Purchased Company, or their assets as delivered to Iconix or its Affiliates for use in connection with the Transition Services; (y) caused by conduct requested or instructed by Purchaser or an Affiliate of Purchaser, including DHX, a Purchased Company or the SSC Purchased Company, or (z) any information, directions, specifications, or materials provided by Purchaser or an Affiliate of Purchaser, including DHX, a Purchased Company or the SSC Purchased Company or any Third Party not under the direction of Iconix or any of its Affiliates; or (iii) Purchaser’s violation of Law in connection with this Agreement.

(d)          The indemnification procedures set forth in Section 8.6 of the Peanuts Purchase Agreement shall be deemed incorporated into, and made a part of, this Agreement as if fully set forth in this Agreement. For the avoidance of doubt the indemnification obligations hereunder shall not be subject to the indemnification limitations set forth in Section 8.4 and 8.5 of the Peanuts Purchase Agreement or the SSC Purchase Agreement.

(e)          The provisions of this Section 9 shall be the Parties’ sole and exclusive remedy under this Agreement, except that Iconix may bring a cause of action on any legal theory available to recover Fees and Expenses.

10.        Force Majeure. Each Party will be excused for any failure or delay in performing any of its obligations under this Agreement if such failure or delay is caused by any reason beyond its reasonable control, including any act of God, accident, explosion, fire, act of war or terrorism, storm, earthquake, flood, statutory or other laws, regulations, rules, or orders, or any similar circumstance or event outside of the reasonable control of such Party (a “Force Majeure Event”). Iconix shall notify Purchaser as soon as practicable upon discovering any event which may result in a Force Majeure Event, including a description of circumstances preventing its performance. The obligations of Iconix or its Affiliates seeking to be excused shall then be suspended for the duration of the Force Majeure Event to the extent that the Force Majeure Event prevents it from performing its obligations hereunder and, Iconix and its Affiliates shall have no liability to Purchaser, its Affiliates or any other Person in connection therewith, except in the case of their bad faith, gross negligence, or willful misconduct; provided that Iconix shall use commercially reasonable efforts to resume, with the least possible delay, the performance as soon as reasonably practicable. Should a Force Majeure Event continue for thirty (30) consecutive days, Purchaser may thereafter, during the continuance of such Force Majeure Event, terminate this Agreement immediately upon delivery of written notice of termination to Iconix. Purchaser shall have no obligation to pay any fees or other amounts to Iconix, except for amounts already due and owed to Iconix for Transition Services actually rendered prior to the occurrence of the Force Majeure Event, for so long as Iconix is unable to provide the Transition Services in compliance with this Agreement.

11.         Assignment. This Agreement may not be assigned or otherwise transferred by either Party without the prior written consent of the other Party; provided, however, that Iconix may, in its sole discretion and without any consent of Purchaser, but subject to continued compliance with Section 1(b) and the other terms and conditions of this Agreement, assign, delegate or otherwise transfer (whether by operation of law or otherwise) any of its rights or obligations under this Agreement to one or more of its Subsidiaries. No assignment shall relieve the assigning Party of any of its obligations hereunder.

12.         Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provisions of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction so as to best give effect to the intent of the Parties.

13.         Amendment; Entire Agreement. This Agreement may not be amended, supplemented or otherwise modified except by an instrument in writing signed by each of the Parties. This Agreement, together with Schedule A and Schedule B hereto, contains the entire agreement of the Parties with respect to the subject matter hereof, superseding all negotiations, discussions and preliminary agreements with respect to the transactions contemplated hereby, whether written or oral, made prior to the date hereof.

14.         No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties and no provision of this Agreement will be deemed to confer upon Third Parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

15.         Waiver. The failure of any Party to enforce any condition or part of this Agreement at any time will not be construed as a waiver of that condition or part, nor will it forfeit any rights to future enforcement thereof. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving Party.

16.         Governing Law; Jurisdiction and Venue; Jury Trial.

(a)          This Agreement and any dispute or claim arising out of, relating to or in connection with this Agreement shall be governed by and construed in accordance with, and the legal relations between the Parties shall be determined in accordance with, the laws of the State of New York, without regard to any laws of the State of New York relating to conflict of laws.

(b)          Each of Purchaser and Iconix agrees to the placing of exclusive jurisdiction and venue for litigation in the courts of the State of New York and waives any objection to venue laid therein, including on grounds of inconvenient forum or lack of personal jurisdiction, and hereby agree that, as an alternative method of service of process in such litigation, service may occur pursuant to the terms of Section 19 of this Agreement.

(c)          EACH PARTY HERETO IRREVOCABLY AND ABSOLUTELY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY DISPUTE IN CONNECTION WITH, ARISING UNDER OR RELATING TO THIS AGREEMENT OR ANY RELATED DOCUMENTS AND AGREES TO TAKE ALL ACTION NECESSARY AND APPROPRIATE TO EFFECT SUCH WAIVER.

17.         Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and will not be deemed to constitute a part hereof.

18.         Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. Signed counterparts of this Agreement may be delivered by facsimile and by scanned ..pdf image.

19.         Notices. Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier, facsimile or email transmission (in the case of telecopier, facsimile or email transmission, with copies by overnight courier service or registered mail) to the respective Parties as follows (or, in each case, as otherwise notified by any of the Parties hereto) and shall be effective and deemed to have been given (i) immediately when sent by telecopier, facsimile or email between 9:00 A.M. and 6:00 P.M. (New York City time) on any Business Day (and when sent outside of such hours, at 9:00 A.M. (New York City time) on the next Business Day) and (ii) when received if delivered by hand or overnight courier service or certified or registered mail on any Business Day:

If to Purchaser, to:

DHX SSP Holdings LLC
c/o DHX Media Ltd.
1478 Queen Street
Halifax, Nova Scotia B3J 2H7
Attention: Mark Gosine
Fax:      (902) 422-0752
email:   mark.gosine@dhxmedia.com

with a copy (which shall not constitute notice or service of process) to:

Bryan Cave LLP
120 Broadway, Suite 300
Santa Monica, CA 90401
Attention: David Andersen
Fax:       (310) 260-4161
email:    dgandersen@bryancave.com

If to Iconix, to:

Iconix Brand Group, Inc.
1450 Broadway, 3rd Floor
New York, New York 10018
Attention: Jason Schaefer
Fax:      (212) 509-5150
email:   jschaefer@iconixbrand.com

with a copy (which shall not constitute notice or service of process) to:

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
Attention:  Nazim Zilkha

    Daren Orzechowski

Fax:       (212) 354-8113
email:    nzilkha@whitecase.com; dorzechowski@whitecase.com

Notices sent by multiple means, each of which is in compliance with the provisions of this Agreement will be deemed to have been received at the earliest time provided for by this Agreement.

20.         Relationship of the Parties. It is expressly agreed that the relationship between Purchaser and Iconix shall not constitute a partnership, joint venture, or agency. Purchaser and Iconix are independent contractors. Each Party retains control over its personnel, and the employees of any Party shall not be considered employees of the other Parties. None of Purchaser or Iconix shall have the authority to make any statements, representations, or commitments of any kind, or to take any action, which shall be binding on the other, without the prior consent of the other Party to do so.

21.         Construction. Section 1.3 of the Peanuts Purchase Agreement is incorporated herein by reference except that “Agreement” shall have the definition given it hereunder.

[REMAINDER OF PAGE INTENTIONALLY LEFT IN BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first above written.

DHX SSP HOLDINGS LLC

By:
Name:
Title:

ICONIX BRAND GROUP, INC.

By:
Name:
Title:

Signature Page to Transition Services Agreement

SCHEDULE A

TRANSITION SERVICES

1.	Service Title:	Finance and Accounting
	Iconix Point Person:	Brian Snyderman
Service Description:

Transition Services shall consist of reasonable assistance related to the following finance and accounting activities:

•     Reconciling and posting cash for the Businesses (including reasonable assistance in identifying, reconciling and posting cash receipts to offsets in accounts receivable for applicable licensees)

•     Creating trial balances by contract, and entering financial and contract data for licensees of the Businesses into Purchaser’s or DHX’s systems for data relating solely to the Businesses (including reasonable assistance with trouble-shooting issues related thereto)

•     Collecting and posting royalty statement amounts for the Businesses (including reasonable assistance in coordinating current collection agencies, agents and licensees)

•     Calculating talent fees for Beagle Scouts, the Schulz Family, and any other applicable third party participations (including reasonable assistance in Purchaser’s preparation of monthly reporting and calculations/payments and transition to Purchaser’s preparation of annual talent true-up schedule in respect of the Schulz Family)

•     Support of the preparation, audit, and all other matters related to the carve out financial statements for the Businesses

	Service Termination Date:	Ninety (90) calendar days from execution of the Transition Services Agreement, unless terminated or extended prior to such date as set forth in the Transition Services Agreement.
	Fees and timing of Payment of Fees:	Fees shall be equal to Iconix’s and its Affiliates’ cost of delivering the Transition Services, excluding any costs for such Transition Services that Purchaser has paid to Iconix as Human Resources Fees set out below, which such Fees are currently estimated to be [**][4] per month and will be charged in accordance with Schedule C. These Fees will be billed monthly.

4 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

Sch. A-1

2.	Service Title:	IT
	Iconix Point Person:	Carlton Greene
Service Description:

Transition Services shall consist of reasonable assistance with project management of Purchaser’s overall technical and asset transitions activities and reasonable assistance related to the following:

•      Describing IT system and IT use of the Businesses, including:

o     Provision of background information on the IT application platforms used in the Businesses and discussion of Purchaser’s potential system transition approaches

o     Provision of information and explanations regarding current data structures, and business and application processes used in the Businesses

•      Transferring data and identifying data management and other related assets, including:

o     Determination of requirements for transfer of data and other related assets of the Businesses, and administration of data management and/or other system(s), as applicable

o     Development and applicable testing and execution of the data extraction and transfer utilities identified by Purchaser and agreed to by Iconix

o     Facilitation of introductions for the licensing of related software and / or SaaS platforms used in the Businesses

o     For the avoidance of doubt, Iconix may remove any attorney-client privileged communications and materials from any email files prior to their transfer to Purchaser hereunder

•      These Transition Services are provided using various Third Party software and information technology solutions. Iconix will identify to Purchaser all such Third Party service providers as promptly as practicable.

	Service Termination Date:	Ninety (90) calendar days from execution of the Transition Services Agreement unless terminated or extended prior to such date as set forth in the Transition Services Agreement.
	Fees and timing of Payment of Fees:	Fees shall be equal to Iconix’s and its Affiliates’ cost of delivering the Transition Services, excluding any costs for such Transition Services that Purchaser has paid to Iconix as Human Resources Fees set out below, which such Fees are currently estimated to be [**][5] for the anticipated Term (three (3) months), or [**][6] per month and will be charged in accordance with Schedule D. These Fees will be billed monthly.

5 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

6 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

Sch. A-2

3.	Service Title:	Human Resources
	Iconix Point Person:	Christine Morena
Service Description:

Transition Services shall consist of reasonable assistance related to the following human resources activities:

•      Providing administrative services reasonably required to maintain the Transition Services Employees in accordance with Section 7 of the Transition Services Agreement

•      Providing the personnel to perform the Transition Services

•      Facilitating the transfer of Transition Services Employees, as applicable, and employee information and data related thereto (subject to applicable Law)

	Service Termination Date:	Ninety (90) calendar days from execution of the Transition Services Agreement unless terminated or extended prior to such date as set forth in the Transition Services Agreement.
Fees and timing of Payment of Fees:

Fees shall be equal to Iconix’s and its Affiliates’ cost of delivering the Transition Services, plus all other fees payable pursuant to Section 7 of the Transition Services Agreement, including, for the avoidance of doubt:

•      Salaries, including bonus and other participations as set forth on Schedule B;

•     All benefit costs in respect of health and welfare programs, life insurance, disability insurance, 401(k) contributions and other similar programs in effect with respect to each Transition Service Employee immediately prior to the Closing;

•      All payroll taxes paid by Iconix and its Affiliates in connection with the Transition Services Employees;

•      Administrative services fees paid to Iconix’s and its Affiliates’ external payroll and benefits provider on a per person basis for the Transition Services Employees;

•      Travel and entertainment reimbursements in connection with the provision of the Transition Services or reasonably related to the Businesses, to the extent pre-approved by Purchaser or in accordance with a written policy provided by Purchaser.

These Fees will be billed monthly.

Sch. A-3

3.	Service Title:	Infrastructure and Workplace Support
	Iconix Point Person:	Christine Morena
	Service Description:	Transition Services shall consist of reasonable provision of similar workspace, information technology equipment, utilities and other infrastructure that was used to support the Transition Services Employees prior to the Closing Date.
	Service Termination Date:	Ninety (90) calendar days from execution of the Transition Services Agreement, unless terminated or extended prior to such date as set forth in the Transition Services Agreement.
	Fees and timing of Payment of Fees:	Fees shall be a fixed monthly amount of equal to [**][7] per month. These Fees will be billed monthly.

7 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

Sch. A-4

SCHEDULE B

TRANSITION SERVICES EMPLOYEES

[**]8

8 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

Sch. B-1

SCHEDULE C

FINANCE AND ACCOUNTING COSTS

[**]9

9 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

Sch. C-1

SCHEDULE D

IT COSTS

[**]10

10 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

Sch. D-1

Exhibit C

Allocation of Purchase Price Among Sellers

C-1

ALLOCATION OF PURCHASE PRICE

The Purchase Price shall be allocated between each Seller as follows:

Seller	Allocation of Purchase Price
Icon NY Holdings LLC	[**][1]
IBG Borrower LLC	[**][2]

 1 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

2 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

C-2

Exhibit D

Notice of Termination of Grants of Transfer of Copyrights under Sections 203 and 304(c)

NOTICE OF TERMINATION OF

GRANTS OF TRANSFER OF COPYRIGHTS UNDER SECTIONS 203 AND 304(c)

1.	This termination of grants of transfer of copyrights is made pursuant to 17 U.S.C. Sections 203 and 304(c).

2.	The names of the grantees whose grants are being terminated are United Feature Syndicate, Inc. (“UFS”) and its successor-in-interest, Peanuts Worldwide LLC (“PWW”).

3.	The grantors are [**][1], who are authorized to provide this notice of termination as successors-in-interest to Charles M. Schulz (D. February 12, 2000), the author of the copyrighted works identified on Exhibit A hereto (the “Peanuts Copyrights”) relating to the comic feature entitled “Peanuts”.

4.	The grantors hereby provide this notice of termination of the grants of the transfer of the Peanuts Copyrights.

5.	Notice of this termination is being provided as follows:

Peanuts Worldwide LLC
c/o Iconix Brand Group, Inc.
1450 Broadway, 3rd Floor

New York, New York 10018
Attention: Jason Schaefer

With a copy to:
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attention: Nazim Zilkha

 Daren Orzechowski

6.	Exhibit A attached hereto lists the following for each work to which the notice of termination applies: (i) title of work, (ii) author, (iii) date of publication, (iv) original copyright registration number, and (v) effective termination date.

7.	The grants of transfer were originally granted by (i) a written instrument among UFS, Charles M. Schulz, and The Trustees of the Schulz Family Renewal Copyright Trust effective September 1, 1979 (as amended, the “1979 Agreement”) or (ii) one of two other written instruments between UFS and Charles M. Schulz, one effective June 14, 1950 and the other effective October 1, 1959 (each as amended, and together with the 1979 Agreement, the “Prior Agreements”). The Prior Agreements granted UFS rights to various properties, including the Peanuts Copyrights. The Prior Agreements are not being terminated by this notice. Only the grants to the specific Peanuts Copyrights identified on Exhibit A hereto are being terminated by this notice.

1 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

8.	The grants of transfer in the Peanuts Copyrights to UFS and to UFS’s successor-in-interest, PWW, under the Prior Agreements will be terminated. Termination for each Peanut Copyright grant will be effective on the effective termination date identified on Exhibit A hereto for such Peanut Copyright.

9.	The names of the grantors executing this termination, and who constitute more than one-half of the author’s termination interest, are:

[**]2

Executed this 2nd day of May, 2017 by:

[**][3]	[**][5]

Signature	Signature

[**][4]	[**][6]
Address	Address

[**][7]	[**][9]

Signature	Signature

[**][8]	[**][10]
Address	Address

2 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

3 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

4 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

5 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

6 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

7 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

8 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

9 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

10 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

[**][11]	[**][13]

Signature	Signature

[**][12]	[**][14]
Address	Address

This notice of termination was served on this 2nd day of May, 2017 by personal service.

11 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

12 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

13 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

14 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

EXHIBIT A

Copyrights Subject to 17 U.S.C. Section 203

	Publication Date	Registration Number	Termination Date	Author	Title
1978
1.	March 3, 1978	TX0000586707	May 15, 2019	Charles M. Schulz	United Feature Comics
2.	March 10, 1978	TX0000586708	May 15, 2019	Charles M. Schulz	United Feature Comics
3.	March 17, 1978	TX0000586710	May 15, 2019	Charles M. Schulz	United Feature Comics
4.	March 24, 1978	TX0000586709	May 15, 2019	Charles M. Schulz	United Feature Comics
5.	March 31, 1978	TX0000586706	May 15, 2019	Charles M. Schulz	United Feature Comics
6.	April 7, 1978	TX0000586705	May 15, 2019	Charles M. Schulz	United Feature Comics
7.	April 14, 1978	TX0000586704	May 15, 2019	Charles M. Schulz	United Feature Comics
8.	April 21, 1978	TX0000586703	May 15, 2019	Charles M. Schulz	United Feature Comics
9.	April 28, 1978	TX0000586702	May 15, 2019	Charles M. Schulz	United Feature Comics
10	May 5, 1978	TX0000599253	May 15, 2019	Charles M. Schulz	United Feature Comics
11.	May 12, 1978	TX0000599252	May 15, 2019	Charles M. Schulz	United Feature Comics
12.	May 19, 1978	TX0000599251	May 15, 2019	Charles M. Schulz	United Feature Comics
13.	May 26, 1978	TX0000599254	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
14.	June 2, 1978	TX0000599259	May 15, 2019	Charles M. Schulz	United Feature Comics
15.	June 9, 1978	TX0000599260	May 15, 2019	Charles M. Schulz	United Feature Comics
16.	June 16, 1978	TX0000599261	May 15, 2019	Charles M. Schulz	United Feature Comics
17.	June 23, 1978	TX0000599262	May 15, 2019	Charles M. Schulz	United Feature Comics
18.	June 30, 1978	TX0000599263	May 15, 2019	Charles M. Schulz	United Feature Comics
19.	July 7, 1978	TX0000599264	May 15, 2019	Charles M. Schulz	United Feature Comics
20.	July 14, 1978	TX0000599265	May 15, 2019	Charles M. Schulz	United Feature Comics
21.	July 21, 1978	TX0000599266	May 15, 2019	Charles M. Schulz	United Feature Comics
22.	July 28, 1978	TX0000599267	May 15, 2019	Charles M. Schulz	United Feature Comics
23.	August 4, 1978	TX0000599255	May 15, 2019	Charles M. Schulz	United Feature Comics
24.	August 11, 1978	TX0000599256	May 15, 2019	Charles M. Schulz	United Feature Comics
25.	August 18, 1978	TX0000599257	May 15, 2019	Charles M. Schulz	United Feature Comics
26.	August 28, 1978	TX0000599268; TX0000599258	May 15, 2019	Charles M. Schulz	United Feature Comics
27.	September 4, 1978	TX0000245507	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
28.	September 11, 1978	TX0000245513	May 15, 2019	Charles M. Schulz	United Feature Comics
29.	September 18, 1978	TX0000245505	May 15, 2019	Charles M. Schulz	United Feature Comics
30.	September 25, 1978	TX0000245511	May 15, 2019	Charles M. Schulz	United Feature Comics
31.	October 2, 1978	TX0000245512	May 15, 2019	Charles M. Schulz	United Feature Comics
32.	October 9, 1978	TX0000245506	May 15, 2019	Charles M. Schulz	United Feature Comics
33.	October 16, 1978	TX0000245510	May 15, 2019	Charles M. Schulz	United Feature Comics
34.	October 23, 1978	TX0000245508	May 15, 2019	Charles M. Schulz	United Feature Comics
35.	October 30, 1978	TX0000245509	May 15, 2019	Charles M. Schulz	United Feature Comics
36.	November 6, 1978	TX0000264163	May 15, 2019	Charles M. Schulz	United Feature Comics
37.	November 11, 1978	TX0000264164	May 15, 2019	Charles M. Schulz	United Feature Comics
38.	November 20, 1978	TX0000264165	May 15, 2019	Charles M. Schulz	United Feature Comics
39.	November 27, 1978	TX0000264166	May 15, 2019	Charles M. Schulz	United Feature Comics
40.	December 4, 1978	TX0000257916	May 15, 2019	Charles M. Schulz	United Feature Comics
41.	December 11, 1978	TX0000257915	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
42.	December 18, 1978	TX0000257914	May 15, 2019	Charles M. Schulz	United Feature Comics
43.	December 25, 1978	TX0000257913	May 15, 2019	Charles M. Schulz	United Feature Comics
1979
1.	January 1, 1979	TX0000257912	May 15, 2019	Charles M. Schulz	United Feature Comics
2.	January 8, 1979	TX0000257911	May 15, 2019	Charles M. Schulz	United Feature Comics
3.	January 15, 1979	TX0000257910	May 15, 2019	Charles M. Schulz	United Feature Comics
4.	January 22, 1979	TX0000257909	May 15, 2019	Charles M. Schulz	United Feature Comics
5.	January 29, 1979	TX0000257908	May 15, 2019	Charles M. Schulz	United Feature Comics
6.	February 5, 1979	TX0000257907	May 15, 2019	Charles M. Schulz	United Feature Comics
7.	February 12, 1979	TX0000257906	May 15, 2019	Charles M. Schulz	United Feature Comics
8.	February 19, 1979	TX0000257905	May 15, 2019	Charles M. Schulz	United Feature Comics
9.	February 26, 1979	TX0000257904	May 15, 2019	Charles M. Schulz	United Feature Comics
10.	March 5, 1979	TX0000257903	May 15, 2019	Charles M. Schulz	United Feature Comics
11.	March 12, 1979	TX0000257902	May 15, 2019	Charles M. Schulz	United Feature Comics
12.	March 19, 1979	TX0000257901	May 15, 2019	Charles M. Schulz	United Feature Comics
13.	March 26, 1979	TX0000257900	May 15, 2019	Charles M. Schulz	United Feature Comics
14.	April 2, 1979	TX0000267914	May 15, 2019	Charles M. Schulz	United Feature Comics
15.	April 9, 1979	TX0000267911	May 15, 2019	Charles M. Schulz	United Feature Comics
16.	April 16, 1979	TX0000267913	May 15, 2019	Charles M. Schulz	United Feature Comics
17.	April 23, 1979	TX0000267910	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
18.	April 30, 1979	TX0000267912	May 15, 2019	Charles M. Schulz	United Feature Comics
19.	May 7, 1979	TX0000501772	May 15, 2019	Charles M. Schulz	United Feature Comics
20.	May 14, 1979	TX0000501773	May 15, 2019	Charles M. Schulz	United Feature Comics
21.	May 21, 1979	TX0000501774	May 15, 2019	Charles M. Schulz	United Feature Comics
22.	May 28, 1979	TX0000501775	May 15, 2019	Charles M. Schulz	United Feature Comics
23.	June 4, 1979	TX0000501776	May 15, 2019	Charles M. Schulz	United Feature Comics
24.	June 11, 1979	TX0000501777	May 15, 2019	Charles M. Schulz	United Feature Comics
25.	June 18, 1979	TX0000501778	May 15, 2019	Charles M. Schulz	United Feature Comics
26.	June 25, 1979	TX0000501779	May 15, 2019	Charles M. Schulz	United Feature Comics
27.	July 2, 1979	TX0000319964	May 15, 2019	Charles M. Schulz	United Feature Comics
28.	July 9, 1979	TX0000319966	May 15, 2019	Charles M. Schulz	United Feature Comics
29.	July 16, 1979	TX0000319963	May 15, 2019	Charles M. Schulz	United Feature Comics
30.	July 23, 1979	TX0000319965	May 15, 2019	Charles M. Schulz	United Feature Comics
31.	July 30, 1979	TX0000319962	May 15, 2019	Charles M. Schulz	United Feature Comics
32.	August 6, 1979	TX0000326090	May 15, 2019	Charles M. Schulz	United Feature Comics
33.	August 13, 1979	TX0000326091	May 15, 2019	Charles M. Schulz	United Feature Comics
34.	August 20, 1979	TX0000326089	May 15, 2019	Charles M. Schulz	United Feature Comics
35.	August 27, 1979	TX0000326088	May 15, 2019	Charles M. Schulz	United Feature Comics
36.	September 3, 1979	TX0000543075	May 15, 2019	Charles M. Schulz	United Feature Comics
37.	September 10, 1979	TX0000501780	May 15, 2019	Charles M. Schulz	United Feature Comics
38.	September 17, 1979	TX0000501781	May 15, 2019	Charles M. Schulz	United Feature Comics
39.	September 24, 1979	TX0000501782	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
40.	October 1, 1979	TX0000501783	May 15, 2019	Charles M. Schulz	United Feature Comics
41.	October 8, 1979	TX0000501784	May 15, 2019	Charles M. Schulz	United Feature Comics
42.	October 15, 1979	TX0000501785	May 15, 2019	Charles M. Schulz	United Feature Comics
43.	October 22, 1979	TX0000501786	May 15, 2019	Charles M. Schulz	United Feature Comics
44.	October 29, 1979	TX0000501787	May 15, 2019	Charles M. Schulz	United Feature Comics
45.	November 5, 1979	TX0000501788	May 15, 2019	Charles M. Schulz	United Feature Comics
46.	November 12, 1979	TX0000501789	May 15, 2019	Charles M. Schulz	United Feature Comics
47.	November 19, 1979	TX0000501790	May 15, 2019	Charles M. Schulz	United Feature Comics
48.	November 26, 1979	TX0000501791	May 15, 2019	Charles M. Schulz	United Feature Comics
49.	December 3, 1979	TX0000501792	May 15, 2019	Charles M. Schulz	United Feature Comics
50.	December 10, 1979	TX0000501793	May 15, 2019	Charles M. Schulz	United Feature Comics
51.	December 17, 1979	TX0000501794	May 15, 2019	Charles M. Schulz	United Feature Comics
52.	December 24, 1979	TX0000501795	May 15, 2019	Charles M. Schulz	United Feature Comics
53.	December 31, 1979	TX0000501796	May 15, 2019	Charles M. Schulz	United Feature Comics
1980
1.	January 7, 1980	TX0000501797	May 15, 2019	Charles M. Schulz	United Feature Comics
2.	January 14, 1980	TX0000501798	May 15, 2019	Charles M. Schulz	United Feature Comics
3.	January 21, 1980	TX0000501799	May 15, 2019	Charles M. Schulz	United Feature Comics
4.	January 28, 1980	TX0000501800	May 15, 2019	Charles M. Schulz	United Feature Comics
5.	February 4, 1980	TX0000505103	May 15, 2019	Charles M. Schulz	United Feature Comics
6.	February 11, 1980	TX0000505104	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
7.	February 18, 1980	TX0000505105	May 15, 2019	Charles M. Schulz	United Feature Comics
8.	February 25, 1980	TX0000505106	May 15, 2019	Charles M. Schulz	United Feature Comics
9.	March 3, 1980	TX0000543069	May 15, 2019	Charles M. Schulz	United Feature Comics
10.	March 10, 1980	TX0000543070	May 15, 2019	Charles M. Schulz	United Feature Comics
11.	March 17, 1980	TX0000543071	May 15, 2019	Charles M. Schulz	United Feature Comics
12.	March 24, 1980	TX0000505107	May 15, 2019	Charles M. Schulz	United Feature Comics
13.	March 31, 1980	TX0000505108	May 15, 2019	Charles M. Schulz	United Feature Comics
14.	April 7, 1980	TX0000543072	May 15, 2019	Charles M. Schulz	United Feature Comics
15.	April 14, 1980	TX0000505109	May 15, 2019	Charles M. Schulz	United Feature Comics
16.	April 21, 1980	TX0000543073	May 15, 2019	Charles M. Schulz	United Feature Comics
17.	April 28, 1980	TX0000543074	May 15, 2019	Charles M. Schulz	United Feature Comics
18.	May 5, 1980	TX0000505110	May 15, 2019	Charles M. Schulz	United Feature Comics
19.	May 12, 1980	TX0000505111	May 15, 2019	Charles M. Schulz	United Feature Comics
20.	May 19, 1980	TX0000505112	May 15, 2019	Charles M. Schulz	United Feature Comics
21.	May 26, 1980	TX0000505113	May 15, 2019	Charles M. Schulz	United Feature Comics
22.	June 2, 1980	TX0000505114	May 15, 2019	Charles M. Schulz	United Feature Comics
23.	June 9, 1980	TX0000505115	May 15, 2019	Charles M. Schulz	United Feature Comics
24.	June 16, 1980	TX0000505116	May 15, 2019	Charles M. Schulz	United Feature Comics
25.	June 23, 1980	TX0000505117	May 15, 2019	Charles M. Schulz	United Feature Comics
26.	June 30, 1980	TX0000538491	May 15, 2019	Charles M. Schulz	United Feature Comics
27.	July 7, 1980	TX0000538489	May 15, 2019	Charles M. Schulz	United Feature Comics
28.	July 14, 1980	TX0000538493	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
29.	July 21, 1980	TX0000538492	May 15, 2019	Charles M. Schulz	United Feature Comics
30.	July 28, 1980	TX0000538490	May 15, 2019	Charles M. Schulz	United Feature Comics
31.	August 4, 1980	TX0000588434	May 15, 2019	Charles M. Schulz	United Feature Comics
32.	August 11, 1980	TX0000588433	May 15, 2019	Charles M. Schulz	United Feature Comics
33.	August 18, 1980	TX0000588432	May 15, 2019	Charles M. Schulz	United Feature Comics
34.	August 25, 1980	TX0000588429	May 15, 2019	Charles M. Schulz	United Feature Comics
35.	September 1, 1980	TX0000588431	May 15, 2019	Charles M. Schulz	United Feature Comics
36.	September 8, 1980	TX0000588430	May 15, 2019	Charles M. Schulz	United Feature Comics
37.	September 22, 1980	TX0000693065; TX0000786668	May 15, 2019	Charles M. Schulz	United Feature Comics
38.	September 29, 1980	TX0000704093	May 15, 2019	Charles M. Schulz	United Feature Comics
39.	October 6, 1980	TX0000693064	May 15, 2019	Charles M. Schulz	United Feature Comics
40.	October 13, 1980	TX0000693066	May 15, 2019	Charles M. Schulz	United Feature Comics
41.	October 20, 1980	TX0000693062	May 15, 2019	Charles M. Schulz	United Feature Comics
42.	October 27, 1980	TX0000693063	May 15, 2019	Charles M. Schulz	United Feature Comics
43.	November 3, 1980	TX0000658646	May 15, 2019	Charles M. Schulz	United Feature Comics
44.	November 10, 1980	TX0000658628	May 15, 2019	Charles M. Schulz	United Feature Comics
45.	November 17, 1980	TX0000658645	May 15, 2019	Charles M. Schulz	United Feature Comics
46.	November 24, 1980	TX0001085637; TX0000658644	May 15, 2019	Charles M. Schulz	United Feature Comics
47.	December 1, 1980	TX0000658643; TX0001013751	May 15, 2019	Charles M. Schulz	United Feature Comics
48.	December 8, 1980	TX0000658642	May 15, 2019	Charles M. Schulz	United Feature Comics
49.	December 15, 1980	TX0000658640	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
50.	December 22, 1980	TX0000658641	May 15, 2019	Charles M. Schulz	United Feature Comics
1981
1.	January 1, 1981	TX0000700256	May 15, 2019	Charles M. Schulz	United Feature Comics
2.	January 5, 1981	TX0000658639	May 15, 2019	Charles M. Schulz	United Feature Comics
3.	January 12, 1981	TX0000658638	May 15, 2019	Charles M. Schulz	United Feature Comics
4.	January 19, 1981	TX0000658636	May 15, 2019	Charles M. Schulz	United Feature Comics
5.	January 26, 1981	TX0000658637	May 15, 2019	Charles M. Schulz	United Feature Comics
6.	February 2, 1981	TX0000658635	May 15, 2019	Charles M. Schulz	United Feature Comics
7.	February 9, 1981	TX0000658634	May 15, 2019	Charles M. Schulz	United Feature Comics
8.	February 16, 1981	TX0000658633	May 15, 2019	Charles M. Schulz	United Feature Comics
9.	February 23, 1981	TX0000658632	May 15, 2019	Charles M. Schulz	United Feature Comics
10.	March 2, 1981	TX0000658631	May 15, 2019	Charles M. Schulz	United Feature Comics
11.	March 9, 1981	TX0000658630	May 15, 2019	Charles M. Schulz	United Feature Comics
12.	March 16, 1981	TX0000658629	May 15, 2019	Charles M. Schulz	United Feature Comics
13.	March 23, 1981	TX0000961208	May 15, 2019	Charles M. Schulz	United Feature Comics
14.	March 30, 1981	TX0000961207	May 15, 2019	Charles M. Schulz	United Feature Comics
15.	April 6, 1981	TX0000961217	May 15, 2019	Charles M. Schulz	United Feature Comics
16.	April 13, 1981	TX0000961209	May 15, 2019	Charles M. Schulz	United Feature Comics
17.	April 20, 1981	TX0000961543	May 15, 2019	Charles M. Schulz	United Feature Comics
18.	April 27, 1981	TX0000961213	May 15, 2019	Charles M. Schulz	United Feature Comics
19.	May 4, 1981	TX0000961546	May 15, 2019	Charles M. Schulz	United Feature Comics
20.	May 11, 1981	TX0000961545	May 15, 2019	Charles M. Schulz	United Feature Comics
21.	May 18, 1981	TX0000961544	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
22.	May 25, 1981	TX0000961547	May 15, 2019	Charles M. Schulz	United Feature Comics
23.	June 1, 1981	TX0000961548	May 15, 2019	Charles M. Schulz	United Feature Comics
24.	June 8, 1981	TX0000961549	May 15, 2019	Charles M. Schulz	United Feature Comics
25.	June 15, 1981	TX0000961539	May 15, 2019	Charles M. Schulz	United Feature Comics
26.	June 22, 1981	TX0000961540	May 15, 2019	Charles M. Schulz	United Feature Comics
27.	June 29, 1981	TX0000961210	May 15, 2019	Charles M. Schulz	United Feature Comics
28.	July 6, 1981	TX0000961211	May 15, 2019	Charles M. Schulz	United Feature Comics
29.	July 13, 1981	TX0000961203	May 15, 2019	Charles M. Schulz	United Feature Comics
30.	July 20, 1981	TX0000961212	May 15, 2019	Charles M. Schulz	United Feature Comics
31.	July 27, 1981	TX0000961204	May 15, 2019	Charles M. Schulz	United Feature Comics
32.	August 3, 1981	TX0000961214	May 15, 2019	Charles M. Schulz	United Feature Comics
33.	August 10, 1981	TX0000961215	May 15, 2019	Charles M. Schulz	United Feature Comics
34.	August 17, 1981	TX0000961206	May 15, 2019	Charles M. Schulz	United Feature Comics
35.	August 24, 1981	TX0000961205	May 15, 2019	Charles M. Schulz	United Feature Comics
36.	August 31, 1981	TX0000961216	May 15, 2019	Charles M. Schulz	United Feature Comics
37.	September 7, 1981	TX0000957755	May 15, 2019	Charles M. Schulz	United Feature Comics
38.	September 14, 1981	TX0000957756	May 15, 2019	Charles M. Schulz	United Feature Comics
39.	September 21, 1981	TX0000957757	May 15, 2019	Charles M. Schulz	United Feature Comics
40.	September 28, 1981	TX0000961218	May 15, 2019	Charles M. Schulz	United Feature Comics
41.	October 5, 1981	TX0000961219	May 15, 2019	Charles M. Schulz	United Feature Comics
42.	October 12, 1981	TX0000961223	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
43.	October 19, 1981	TX0000961222	May 15, 2019	Charles M. Schulz	United Feature Comics
44.	October 26, 1981	TX0000961221	May 15, 2019	Charles M. Schulz	United Feature Comics
45.	November 2, 1981	TX0000957754	May 15, 2019	Charles M. Schulz	United Feature Comics
46.	November 9, 1981	TX0000961541	May 15, 2019	Charles M. Schulz	United Feature Comics
47.	November 16, 1981	TX0000957753	May 15, 2019	Charles M. Schulz	United Feature Comics
48.	November 23, 1981	TX0000957752	May 15, 2019	Charles M. Schulz	United Feature Comics
49.	November 30, 1981	TX0000961220	May 15, 2019	Charles M. Schulz	United Feature Comics
50.	December 7, 1981	TX0000961542	May 15, 2019	Charles M. Schulz	United Feature Comics
51.	December 14, 1981	TX0000961202	May 15, 2019	Charles M. Schulz	United Feature Comics
52.	December 21, 1981	TX0000957750	May 15, 2019	Charles M. Schulz	United Feature Comics
53.	December 28, 1981	TX0000957751	May 15, 2019	Charles M. Schulz	United Feature Comics
1982
1.	January 4, 1982	TX0000983465	May 15, 2019	Charles M. Schulz	United Feature Comics
2.	January 11, 1982	TX0000983464	May 15, 2019	Charles M. Schulz	United Feature Comics
3.	January 18, 1982	TX0000983466	May 15, 2019	Charles M. Schulz	United Feature Comics
4.	January 25, 1982	TX0000983458	May 15, 2019	Charles M. Schulz	United Feature Comics
5.	February 1, 1982	TX0000983459	May 15, 2019	Charles M. Schulz	United Feature Comics
6.	February 8, 1982	TX0000983461	May 15, 2019	Charles M. Schulz	United Feature Comics
7.	February 15, 1982	TX0000983460	May 15, 2019	Charles M. Schulz	United Feature Comics
8.	February 22, 1982	TX0000983462	May 15, 2019	Charles M. Schulz	United Feature Comics
9.	March 1, 1982	TX0001005508	May 15, 2019	Charles M. Schulz	United Feature Comics
10.	March 8, 1982	TX0001005507	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
11.	March 15, 1982	TX0001005506	May 15, 2019	Charles M. Schulz	United Feature Comics
12.	March 22, 1982	TX0001081491	May 15, 2019	Charles M. Schulz	United Feature Comics
13.	March 29, 1982	TX0000979573	May 15, 2019	Charles M. Schulz	United Feature Comics
14.	April 5, 1982	TX0000979568	May 15, 2019	Charles M. Schulz	United Feature Comics
15.	April 12, 1982	TX0000999042	May 15, 2019	Charles M. Schulz	United Feature Comics
16.	April 19, 1982	TX0000979569	May 15, 2019	Charles M. Schulz	United Feature Comics
17.	April 26, 1982	TX0000979570	May 15, 2019	Charles M. Schulz	United Feature Comics
18.	May 3, 1982	TX0000979571	May 15, 2019	Charles M. Schulz	United Feature Comics
19.	May 10, 1982	TX0000979572	May 15, 2019	Charles M. Schulz	United Feature Comics
20.	May 17, 1982	TX0000979566	May 15, 2019	Charles M. Schulz	United Feature Comics
21.	May 24, 1982	TX0000946837	May 15, 2019	Charles M. Schulz	United Feature Comics
22.	May 31, 1982	TX0001101754	May 15, 2019	Charles M. Schulz	United Feature Comics
23.	June 7, 1982	TX0001101753	May 15, 2019	Charles M. Schulz	United Feature Comics
24.	June 14, 1982	TX0000979565	May 15, 2019	Charles M. Schulz	United Feature Comics
25.	June 21, 1982	TX0000979567	May 15, 2019	Charles M. Schulz	United Feature Comics
26.	June 28, 1982	TX0000979574	May 15, 2019	Charles M. Schulz	United Feature Comics
27.	July 5, 1982	TX0000979575	May 15, 2019	Charles M. Schulz	United Feature Comics
28.	July 12, 1982	TX0000979576	May 15, 2019	Charles M. Schulz	United Feature Comics
29.	July 19, 1982	TX0000979577	May 15, 2019	Charles M. Schulz	United Feature Comics
30.	July 26, 1982	TX0000979578	May 15, 2019	Charles M. Schulz	United Feature Comics
31.	August 2, 1982	TX0000979579	May 15, 2019	Charles M. Schulz	United Feature Comics
32.	August 9, 1982	TX0000979580	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
33.	August 16, 1982	TX0000983463	May 15, 2019	Charles M. Schulz	United Feature Comics
34.	August 23, 1982	TX0003817488	May 15, 2019	Charles M. Schulz	United Feature Comics
35.	August 30, 1982	TX0001005504	May 15, 2019	Charles M. Schulz	United Feature Comics
36.	September 6, 1982	TX0001005505	May 15, 2019	Charles M. Schulz	United Feature Comics
37.	September 13, 1982	TX0001079784	May 15, 2019	Charles M. Schulz	United Feature Comics
38.	September 20, 1982	TX0001081490	May 15, 2019	Charles M. Schulz	United Feature Comics
39.	September 27, 1982	TX0001013753	May 15, 2019	Charles M. Schulz	United Feature Comics
40.	October 4, 1982	TX0001013752	May 15, 2019	Charles M. Schulz	United Feature Comics
41.	October 11, 1982	TX0001013750	May 15, 2019	Charles M. Schulz	United Feature Comics
42.	October 18, 1982	TX0001013749	May 15, 2019	Charles M. Schulz	United Feature Comics
43.	October 25, 1982	TX0001013747	May 15, 2019	Charles M. Schulz	United Feature Comics
44.	November 1, 1982	TX0001013755	May 15, 2019	Charles M. Schulz	United Feature Comics
45.	November 8, 1982	TX0001013754	May 15, 2019	Charles M. Schulz	United Feature Comics
46.	November 15, 1982	TX0001165942	May 15, 2019	Charles M. Schulz	United Feature Comics
47.	November 22, 1982	TX0001165937	May 15, 2019	Charles M. Schulz	United Feature Comics
48.	November 29, 1982	TX0001165938	May 15, 2019	Charles M. Schulz	United Feature Comics
49.	December 6, 1982	TX0001165939	May 15, 2019	Charles M. Schulz	United Feature Comics
50.	December 13, 1982	TX0001165940	May 15, 2019	Charles M. Schulz	United Feature Comics
51.	December 20, 1982	TX0001165941	May 15, 2019	Charles M. Schulz	United Feature Comics
52.	December 27, 1982	TX0001165935	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
1983
1.	January 3, 1983	TX0001165933	May 15, 2019	Charles M. Schulz	United Feature Comics
2.	January 10, 1983	TX0001070788	May 15, 2019	Charles M. Schulz	United Feature Comics
3.	January 17, 1983	TX0001165934	May 15, 2019	Charles M. Schulz	United Feature Comics
4.	January 24, 1983	TX0001165936	May 15, 2019	Charles M. Schulz	United Feature Comics
5.	January 31, 1983	TX0001070787	May 15, 2019	Charles M. Schulz	United Feature Comics
6.	February 7, 1983	TX0001101771	May 15, 2019	Charles M. Schulz	United Feature Comics
7.	February 14, 1983	TX0001101772	May 15, 2019	Charles M. Schulz	United Feature Comics
8.	February 21, 1983	TX0001099974	May 15, 2019	Charles M. Schulz	United Feature Comics
9.	February 28, 1983	TX0001101773	May 15, 2019	Charles M. Schulz	United Feature Comics
10.	March 7, 1983	TX0001101774	May 15, 2019	Charles M. Schulz	United Feature Comics
11.	March 14, 1983	TX0001101775	May 15, 2019	Charles M. Schulz	United Feature Comics
12.	March 21, 1983	TX0001101776; TX0001101767	May 15, 2019	Charles M. Schulz	United Feature Comics
13.	March 28, 1983	TX0001101777	May 15, 2019	Charles M. Schulz	United Feature Comics
14.	April 4, 1983	TX0001124151; TX0003911658	May 15, 2019	Charles M. Schulz	United Feature Comics
15.	April 11, 1983	TX0001102352	May 15, 2019	Charles M. Schulz	United Feature Comics
16.	April 18, 1983	TX0001102353	May 15, 2019	Charles M. Schulz	United Feature Comics
17.	April 25, 1983	TX0001129529	May 15, 2019	Charles M. Schulz	United Feature Comics
18.	May 2, 1983	TX0001129530	May 15, 2019	Charles M. Schulz	United Feature Comics
19.	May 9, 1983	TX0001129531	May 15, 2019	Charles M. Schulz	United Feature Comics
20.	May 16, 1983	TX0003817489	May 15, 2019	Charles M. Schulz	United Feature Comics
21.	May 23, 1983	TX0001191201	May 15, 2019	Charles M. Schulz	United Feature Comics
22.	May 30, 1983	TX0001191200	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
23.	June 6, 1983	TX0001170514	May 15, 2019	Charles M. Schulz	United Feature Comics
24.	June 13, 1983	TX0001170515	May 15, 2019	Charles M. Schulz	United Feature Comics
25.	June 20, 1983	TX0001170513	May 15, 2019	Charles M. Schulz	United Feature Comics
26.	June 27, 1983	TX0001169649	May 15, 2019	Charles M. Schulz	United Feature Comics
27.	July 4, 1983	TX0001170416	May 15, 2019	Charles M. Schulz	United Feature Comics
28.	July 11, 1983	TX0001169648	May 15, 2019	Charles M. Schulz	United Feature Comics
29.	July 18, 1983	TX0001154520	May 15, 2019	Charles M. Schulz	United Feature Comics
30.	July 25, 1983	TX0001190165	May 15, 2019	Charles M. Schulz	United Feature Comics
31.	August 1, 1983	TX0001170240	May 15, 2019	Charles M. Schulz	United Feature Comics
32.	August 8, 1983	TX0001190166	May 15, 2019	Charles M. Schulz	United Feature Comics
33.	August 15, 1983	TX0001262966	May 15, 2019	Charles M. Schulz	United Feature Comics
34.	August 22, 1983	TX0001208120	May 15, 2019	Charles M. Schulz	United Feature Comics
35.	August 29, 1983	TX0001202832	May 15, 2019	Charles M. Schulz	United Feature Comics
36.	September 5, 1983	TX0001202833	May 15, 2019	Charles M. Schulz	United Feature Comics
37.	September 12, 1983	TX0001207080	May 15, 2019	Charles M. Schulz	United Feature Comics
38.	September 19, 1983	TX0001207074	May 15, 2019	Charles M. Schulz	United Feature Comics
39.	September 26, 1983	TX0001207077	May 15, 2019	Charles M. Schulz	United Feature Comics
40.	October 3, 1983	TX0001244929	May 15, 2019	Charles M. Schulz	United Feature Comics
41.	October 10, 1983	TX0001244928	May 15, 2019	Charles M. Schulz	United Feature Comics
42.	October 17, 1983	TX0001231932	May 15, 2019	Charles M. Schulz	United Feature Comics
43.	October 24, 1983	TX0001238676	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
44.	October 31, 1983	TX0001238883	May 15, 2019	Charles M. Schulz	United Feature Comics
45.	November 7, 1983	TX0001238884	May 15, 2019	Charles M. Schulz	United Feature Comics
46.	November 14, 1983	TX0001242948	May 15, 2019	Charles M. Schulz	United Feature Comics
47.	November 21, 1983	TX0001264813	May 15, 2019	Charles M. Schulz	United Feature Comics
48.	November 28, 1983	TX0001264812	May 15, 2019	Charles M. Schulz	United Feature Comics
49.	December 5, 1983	TX0001293280	May 15, 2019	Charles M. Schulz	United Feature Comics
50.	December 12, 1983	TX0001293279	May 15, 2019	Charles M. Schulz	United Feature Comics
51.	December 19, 1983	TX0001293281	May 15, 2019	Charles M. Schulz	United Feature Comics
52.	December 26, 1983	TX0001407897	May 15, 2019	Charles M. Schulz	United Feature Comics
1984
1.	January 2, 1984	TX0001370300	May 15, 2019	Charles M. Schulz	United Feature Comics
2.	January 9, 1984	TX0001276451	May 15, 2019	Charles M. Schulz	United Feature Comics
3.	January 16, 1984	TX0001296771	May 15, 2019	Charles M. Schulz	United Feature Comics
4.	January 23, 1984	TX0001296770	May 15, 2019	Charles M. Schulz	United Feature Comics
5.	January 30, 1984	TX0001298253	May 15, 2019	Charles M. Schulz	United Feature Comics
6.	February 6, 1984	TX0001298252	May 15, 2019	Charles M. Schulz	United Feature Comics
7.	February 13, 1984	TX0001314639	May 15, 2019	Charles M. Schulz	United Feature Comics
8.	February 20, 1984	TX0001314640	May 15, 2019	Charles M. Schulz	United Feature Comics
9.	February 27, 1984	TX0001312761	May 15, 2019	Charles M. Schulz	United Feature Comics
10.	March 5, 1984	TX0001325609	May 15, 2019	Charles M. Schulz	United Feature Comics
11.	March 12, 1984	TX0001325608	May 15, 2019	Charles M. Schulz	United Feature Comics
12.	March 19, 1984	TX0001336496	March 19, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
13.	March 26, 1984	TX0001349109	March 26, 2019	Charles M. Schulz	United Feature Comics
14.	April 2, 1984	TX0001349108	April 2, 2019	Charles M. Schulz	United Feature Comics
15.	April 9, 1984	TX0001346126	April 9, 2019	Charles M. Schulz	United Feature Comics
16.	April 16, 1984	TX0001387768	April 16, 2019	Charles M. Schulz	United Feature Comics
17.	April 23, 1984	TX0001355789	April 23, 2019	Charles M. Schulz	United Feature Comics
18.	April 30, 1984	TX0001355788	April 30, 2019	Charles M. Schulz	United Feature Comics
19.	May 7, 1984	TX0001369853	May 7, 2019	Charles M. Schulz	United Feature Comics
20.	May 14, 1984	TX0001458082	May 14, 2019	Charles M. Schulz	United Feature Comics
21.	May 21, 1984	TX0001353958	May 21, 2019	Charles M. Schulz	United Feature Comics
22.	May 28, 1984	TX0001373189	May 28, 2019	Charles M. Schulz	United Feature Comics
23.	June 4, 1984	TX0001391326	June 4, 2019	Charles M. Schulz	United Feature Comics
24.	June 11, 1984	TX0001391327	June 11, 2019	Charles M. Schulz	United Feature Comics
25.	June 18, 1984	TX0001389977	June 18, 2019	Charles M. Schulz	United Feature Comics
26.	June 25, 1984	TX0001387646	June 25, 2019	Charles M. Schulz	United Feature Comics
27.	July 2, 1984	TX0001387644	July 2, 2019	Charles M. Schulz	United Feature Comics
28.	July 9, 1984	TX0001387645	July 9, 2019	Charles M. Schulz	United Feature Comics
29.	July 16, 1984	TX0001406174	July 16, 2019	Charles M. Schulz	United Feature Comics
30.	July 23, 1984	TX0001419438	July 23, 2019	Charles M. Schulz	United Feature Comics
31.	July 30, 1984	TX0001419437	July 30, 2019	Charles M. Schulz	United Feature Comics
32.	August 6, 1984	TX0001405825	August 6, 2019	Charles M. Schulz	United Feature Comics
33.	August 13, 1984	TX0001405824	August 13, 2019	Charles M. Schulz	United Feature Comics
34.	August 20, 1984	TX0001419440	August 20, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
35.	August 27, 1984	TX0001419439	August 27, 2019	Charles M. Schulz	United Feature Comics
36.	September 3, 1984	TX0001433516	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	September 10, 1984	TX0001433518	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	September 17, 1984	TX0001422581	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	September 24, 1984	TX0001437508	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 1, 1984	TX0001437503	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 8, 1984	TX0001457773	September 1, 2019	Charles M. Schulz	United Feature Comics
42.	October 15, 1984	TX0001469999	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	October 22, 1984	TX0001464399	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	October 29, 1984	TX0001457982	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 5, 1984	TX0001457983	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 12, 1984	TX0001471227	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	November 19, 1984	TX0001522421	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	November 26, 1984	TX0001500582	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 3, 1984	TX0001501548	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 10, 1984	TX0001497651	September 1, 2019	Charles M. Schulz	United Feature Comics
51.	December 17, 1984	TX0001496545	September 1, 2019	Charles M. Schulz	United Feature Comics
52.	December 24, 1984	TX0001492046	September 1, 2019	Charles M. Schulz	United Feature Comics
53.	December 31, 1984	TX0001509648	September 1, 2019	Charles M. Schulz	United Feature Comics
1985
1.	January 7, 1985	TX0001509649	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
2.	January 14, 1985	TX0001520460	September 1, 2019	Charles M. Schulz	United Feature Comics
3.	January 21, 1985	TX0001520458	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	January 28, 1985	TX0001600361	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	February 4, 1985	TX0001526352	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 11, 1985	TX0001524272	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 18, 1985	TX0001542118	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	February 25, 1985	TX0001556604	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	March 4, 1985	TX0001556608	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 11, 1985	TX0001556605	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 18, 1985	TX0001615095	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	March 25, 1985	TX0001593275	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	April 1, 1985	TX0001593347	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 8, 1985	TX0001575994	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 15, 1985	TX0001575993	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	April 22, 1985	TX0001575992	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	April 29, 1985	TX0001609067	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 6, 1985	TX0001609076	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 13, 1985	TX0001582471	September 1, 2019	Charles M. Schulz	United Feature Comics
20.	May 20, 1985	TX0001600009	September 1, 2019	Charles M. Schulz	United Feature Comics
21.	May 27, 1985	TX0001625812	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	June 3, 1985	TX0001600011	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 10, 1985	TX0001600018	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
24.	June 17, 1985	TX0001600010	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	June 24, 1985	TX0001624006	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	July 1, 1985	TX0001628590	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 8, 1985	TX0001624008	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 15, 1985	TX0001648622	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 22, 1985	TX0001654686	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	July 29, 1985	TX0001648624	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	August 5, 1985	TX0001645770	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 12, 1985	TX0001654684	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 19, 1985	TX0001654682	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	August 26, 1985	TX0001668501	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	September 2, 1985	TX0001668508	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 9, 1985	TX0001668502	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	September 16, 1985	TX0001668504	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	September 23, 1985	TX0001668506	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	September 30, 1985	TX0001722232	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 7, 1985	TX0001698843	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 14, 1985	TX0001717374	September 1, 2019	Charles M. Schulz	United Feature Comics
42.	October 21, 1985	TX0001690187	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	October 28, 1985	TX0001713586	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	November 4, 1985	TX0001713588	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
45.	November 11, 1985	TX0001713587	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 18, 1985	TX0001713585	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	November 25, 1985	TX0001716399	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	December 2, 1985	TX0001712987	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 9, 1985	TX0001746119	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 16, 1985	TX0001758239	September 1, 2019	Charles M. Schulz	United Feature Comics
51.	December 23, 1985	TX0001758238	September 1, 2019	Charles M. Schulz	United Feature Comics
52.	December 30, 1985	TX0001746118	September 1, 2019	Charles M. Schulz	United Feature Comics
1986
1.	January 6, 1986	TX0001796053	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 13, 1986	TX0001796054	September 1, 2019	Charles M. Schulz	United Feature Comics
3.	January 20, 1986	TX0001773705	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	January 27, 1986	TX0001773706	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	February 3, 1986	TX0001773701	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 10, 1986	TX0001773699	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 17, 1986	TX0001773697	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	February 24, 1986	TX0001809940	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	March 3, 1986	TX0001809932	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 10, 1986	TX0001809934	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 17, 1986	TX0001809936; TX0003193374	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	March 24, 1986	TX0001809938	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	March 31, 1986	TX0001860592	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
14.	April 7, 1986	TX0001860591	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 14, 1986	TX0001872333	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	April 21, 1986	TX0001872334	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	April 28, 1986	TX0001872335	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 5, 1986	TX0001855839	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 12, 1986	TX0001855838	September 1, 2019	Charles M. Schulz	United Feature Comics
20.	May 19, 1986	TX0001855837	September 1, 2019	Charles M. Schulz	United Feature Comics
21.	May 26, 1986	TX0001855836	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	June 2, 1986	TX0001855835	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 9, 1986	TX0001860593	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 16, 1986	TX0001872332	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	June 23, 1986	TX0001872336	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	June 30, 1986	TX0001886106	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 7, 1986	TX0001886104	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 14, 1986	TX0001886849	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 21, 1986	TX0001880453	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	July 28, 1986	TX0001889045	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	August 4, 1986	TX0001899867	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 11, 1986	TX0001899870	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 18, 1986	TX0001924236	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	August 25, 1986	TX0001924240	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	September 1, 1986	TX0001924237	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
36.	September 8, 1986	TX0001924239	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	September 15, 1986	TX0001924238	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	September 22, 1986	TX0003817491	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	September 29, 1986	TX0001937909	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 6, 1986	TX0001938580	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 13, 1986	TX0001935719; TX0003817492	September 1, 2019	Charles M. Schulz	United Feature Comics
42.	October 20, 1986	TX0001949419	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	October 27, 1986	TX0001949406	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	November 3, 1986	TX0001949411	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 10, 1986	TX0001949408	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 17, 1986	TX0001987335	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	November 24, 1986	TX0003817493	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	December 1, 1986	TX0003817494	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 8, 1986	TX0001987336; TX0001998272	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 22, 1986	TX0002023840	September 1, 2019	Charles M. Schulz	United Feature Comics
51.	December 29, 1986	TX0002027575	September 1, 2019	Charles M. Schulz	United Feature Comics
1987
1.	January 5, 1987	TX0002027581	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 12, 1987	TX0002027582	September 1, 2019	Charles M. Schulz	United Feature Comics
3.	January 19, 1987	TX0002027576	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
4.	January 26, 1987	TX0002027583	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	February 2, 1987	TX0002038429	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 9, 1987	TX0002033555	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 16, 1987	TX0002038428	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	February 23, 1987	TX0002033554	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	March 2, 1987	TX0002038430	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 9, 1987	TX0002033557	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 16, 1987	TX0002033665	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	March 23, 1987	TX0002057837	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	March 30, 1987	TX0002087588	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 6, 1987	TX0002057857	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 13, 1987	TX0002058077	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	April 20, 1987	TX0002066857	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	April 27, 1987	TX0002087576	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 4, 1987	TX0002057746	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 11, 1987	TX0002086006	September 1, 2019	Charles M. Schulz	United Feature Comics
20.	May 18, 1987	TX0002092997	September 1, 2019	Charles M. Schulz	United Feature Comics
21.	May 25, 1987	TX0002092798	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	June 1, 1987	TX0002090925	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 8, 1987	TX0002088812	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 15, 1987	TX0002102250	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	June 22, 1987	TX0002102557	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
26.	June 29, 1987	TX0002108035	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 6, 1987	TX0002117543	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 13, 1987	TX0002140243	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 20, 1987	TX0002143137	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	July 27, 1987	TX0002170403	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	August 3, 1987	TX0002133132	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 10, 1987	TX0002137099	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 17, 1987	TX0002196990	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	August 24, 1987	TX0002146581	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	August 31, 1987	TX0002196991	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 7, 1987	TX0002199889	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	September 14, 1987	TX0002169755	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	September 21, 1987	TX0002171478	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	September 28, 1987	TX0002171479	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 5, 1987	TX0002183817	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 12, 1987	TX0002195048	September 1, 2019	Charles M. Schulz	United Feature Comics
42.	October 19, 1987	TX0002196291	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	October 26, 1987	TX0002200549	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	November 2, 1987	TX0002215134	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 9, 1987	TX0002215136	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 16, 1987	TX0002215138	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
47.	November 23, 1987	TX0002215139	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	November 30, 1987	TX0002215142	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 7, 1987	TX0002252792	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 14, 1987	TX0002252793	September 1, 2019	Charles M. Schulz	United Feature Comics
51.	December 21, 1987	TX0002257939	September 1, 2019	Charles M. Schulz	United Feature Comics
52.	December 28, 1987	TX0002270408	September 1, 2019	Charles M. Schulz	United Feature Comics
1988
1.	January 4, 1988	TX0002270409	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 11, 1988	TX0002262999	September 1, 2019	Charles M. Schulz	United Feature Comics
3.	January 18, 1988	TX0002262998	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	January 25, 1988	TX0002300567	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	February 1, 1988	TX0002300566	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 8, 1988	TX0002300565	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 15, 1988	TX0003817495	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	February 22, 1988	TX0002300824	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	February 29, 1988	TX0002319695	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 7, 1988	TX0002319696	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 14, 1988	TX0002299899	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	March 21, 1988	TX0002299900	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	March 28, 1988	TX0002296703	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 4, 1988	TX0003817496	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 11, 1988	TX0002319693	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
16.	April 18, 1988	TX0002307793	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	April 25, 1988	TX0002307791	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 2, 1988	TX0002349177	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 9, 1988	TX0002349180	September 1, 2019	Charles M. Schulz	United Feature Comics
20.	May 16, 1988	TX0002349175	September 1, 2019	Charles M. Schulz	United Feature Comics
21.	May 23, 1988	TX0002351439	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	May 30, 1988	TX0002351441	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 6, 1988	TX0002351072	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 13, 1988	TX0002351073	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	June 20, 1988	TX0002351069	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	June 27, 1988	TX0002354963	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 4, 1988	TX0002421137	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 11, 1988	TX0002376160; TX000312724	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 18, 1988	TX0002362739	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	July 25, 1988	TX0002376161	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	August 1, 1988	TX0002369120; TX0003112722	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 8, 1988	TX0002372801; TX0002375849; TX0003112723	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 15, 1988	TX0002404267	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	August 22, 1988	TX0002401870	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	August 29, 1988	TX0002403909	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 5, 1988	TX0002404348; TX0003112733	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
37.	September 12, 1988	TX0002404350; TX0003112732	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	September 19, 1988	TX0002405493; TX0003112731	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	September 26, 1988	TX0002399383; TX0003112725	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 3, 1988	TX0002571160; TX0003817497	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 10, 1988	TX0002450036; TX0003112742	September 1, 2019	Charles M. Schulz	United Feature Comics
42.	October 17, 1988	TX0002441372	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	October 24, 1988	TX0002441370	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	October 31, 1988	TX0002437763; TX0003112741	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 7, 1988	TX0002452385; TX0003112740	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 14, 1988	TX0002444357; TX0003112739	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	November 21, 1988	TX0002455434; TX0003112738	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	November 28, 1988	TX0002455433; TX0003112737	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 5, 1988	TX0002451953; TX0003112736	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 12, 1988	TX0002474966; TX0003112735	September 1, 2019	Charles M. Schulz	United Feature Comics
51.	December 19, 1988	TX0002474960; TX0003112734	September 1, 2019	Charles M. Schulz	United Feature Comics
52.	December 26, 1988	TX0002474961; TX0003112730	September 1, 2019	Charles M. Schulz	United Feature Comics
1989
1.	January 2, 1989	TX0002474962; TX0003193377	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 9, 1989	TX0002482911; TX0003112729	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
3.	January 16, 1989	TX0002491516; TX0003112728	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	January 23, 1989	TX0002493499; TX0003112727	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	January 30, 1989	TX0002498791; TX0003112726	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 6, 1989	TX0002537451; TX0003112763	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 13, 1989	TX0002561214; TX0003112762	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	February 20, 1989	TX0002523198; TX0003112761	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	February 27, 1989	TX0002515848; TX0003112760	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 6, 1989	TX0002515847; TX0003112759	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 13, 1989	TX0002537452; TX0003112758	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	March 20, 1989	TX0002587528; TX0003112757	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	March 27, 1989	TX0002536122; TX0003112756	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 3, 1989	TX0002554566	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 10, 1989	TX0002541209; TX0003112755	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	April 17, 1989	TX0002561008; TX0003112754	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	April 24, 1989	TX0002560679; TX0003112753	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 1, 1989	TX0002561959; TX0003112752	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 8, 1989	TX0002564518; TX0003112751	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
20.	May 15, 1989	TX0002565975; TX0003112750	September 1, 2019	Charles M. Schulz	United Feature Comics
21.	May 22, 1989	TX0002568544; TX0003112749	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	May 29, 1989	TX0002600721; TX0003112776	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 5, 1989	TX0002668027; TX0003112775	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 12, 1989	TX0002583260; TX0003112764	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	June 19, 1989	TX0002626713	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	June 26, 1989	TX0002602460; TX0003112779	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 3, 1989	TX0002613783; TX0003112778	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 10, 1989	TX0002613218; TX0003112777	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 17, 1989	TX0002595001; TX0003112765	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	July 24, 1989	TX0002607421; TX0003112783	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	July 31, 1989	TX0002631172; TX0003112782	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 7, 1989	TX0002631171; TX0003112781	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 14, 1989	TX0002714421; TX0003112796; TX0002623417; TX0003112780	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	August 21, 1989	TX0002626714; TX0003112793	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	August 28, 1989	TX0002636704; TX0003112792	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 4, 1989	TX0002643025; TX0003112791	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
37.	September 11, 1989	TX0002644090; TX0003112790	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	September 18, 1989	TX0002651702; TX0003112789	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	September 25, 1989	TX0002651005; TX0003112788	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 2, 1989	TX0002661827	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 9, 1989	TX0002661762	September 1, 2019	Charles M. Schulz	United Feature Comics
42.	October 16, 1989	TX0002666055; TX0003112787	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	October 23, 1989	TX0002670229; TX0003112786	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	October 30, 1989	TX0002687614; TX0003112785	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 6, 1989	TX0002687736; TX0003112784	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 13, 1989	TX0002717432; TX0003112800	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	November 20, 1989	TX0002717433; TX0003112799	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	November 27, 1989	TX0002710506; TX0003112798	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 4, 1989	TX0002717188; TX0003112797	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 11, 1989	TX0002662408; TX0003112795	September 1, 2019	Charles M. Schulz	United Feature Comics
51.	December 18, 1989	TX0002662389; TX0003112794	September 1, 2019	Charles M. Schulz	United Feature Comics
52.	December 25, 1989	TX0002715156; TX0003112805	September 1, 2019	Charles M. Schulz	United Feature Comics
1990
1.	January 1, 1990	TX0002703968; TX0003193376	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 8, 1990	TX0002703942; TX0003112804	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
3.	January 15, 1990	TX0002739760; TX0003112803	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	January 22, 1990	TX0002742798; TX0003112802	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	January 29, 1990	TX0002769324; TX0003112801	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 5, 1990	TX0002750382; TX0003112806	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 12, 1990	TX0002816658; TX0003112743	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	February 19, 1990	TX0002756230; TX0003112812	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	February 26, 1990	TX0002769659 TX0003112811	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 5, 1990	TX0002774164; TX0003112810	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 12, 1990	TX0002780178; TX0003112809	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	March 19, 1990	TX0002781950; TX0003112808	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	March 26, 1990	TX0002781128; TX0003193375	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 2, 1990	TX0002799639; TX0003112807	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 9, 1990	TX0002816657	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	April 16, 1990	TX0002814752; TX0003112748	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	April 23, 1990	TX0002814828; TX0003112747	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	April 30, 1990	TX0002819791; TX0003112746	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 7, 1990	TX0002820698; TX0003112745	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
20.	May 14, 1990	TX0002823898; TX0003112744	September 1, 2019	Charles M. Schulz	United Feature Comics
21.	May 21, 1990	TX0002846095	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	May 28, 1990	TX0002844161	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 4, 1990	TX0002840239	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 11, 1990	TX0002870639	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	June 18, 1990	TX0002840009	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	June 25, 1990	TX0002873089	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 2, 1990	TX0003186345	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 9, 1990	TX0002870636	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 16, 1990	TX0002873087	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	July 23, 1990	TX0002862199	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	July 30, 1990	TX0002865172	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 6, 1990	TX0002876853	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 13, 1990	TX0002879599	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	August 20, 1990	TX0002879600	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	August 27, 1990	TX0002891466	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 3, 1990	TX0002895448	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	September 10, 1990	TX0002902003	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	September 17, 1990	TX0002909975	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	September 24, 1990	TX0002909974	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 1, 1990	TX0002913243	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
41.	October 8, 1990	TX0002924008	September 1, 2019	Charles M. Schulz	United Feature Comics
42.	October 15, 1990	TX0002928997	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	October 22, 1990	TX0002928994	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	October 29, 1990	TX0002964934	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 5, 1990	TX0002964935	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 12, 1990	TX0002980137	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	November 19, 1990	TX0002964936	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	November 26, 1990	TX0002964937	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 3, 1990	TX0002964947	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 10, 1990	TX0002964938	September 1, 2019	Charles M. Schulz	United Feature Comics
51.	December 17, 1990	TX0002980086	September 1, 2019	Charles M. Schulz	United Feature Comics
52.	December 24, 1990	TX0002980085	September 1, 2019	Charles M. Schulz	United Feature Comics
53.	December 31, 1990	TX0003004394	September 1, 2019	Charles M. Schulz	United Feature Comics
1991
1.	January 7, 1991	TX0003004392	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 14, 1991	TX0003004390	September 1, 2019	Charles M. Schulz	United Feature Comics
3.	January 21, 1991	TX0003005393	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	January 28, 1991	TX0003005391	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	February 4, 1991	TX0003033935	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 11, 1991	TX0003033929	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 18, 1991	TX0003033930	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	February 25, 1991	TX0003033931	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
9.	March 4, 1991	TX0003033936	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 11, 1991	TX0003033937	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 18, 1991	TX0003052946	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	March 25, 1991	TX0003052945	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	April 1, 1991	TX0003052944	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 8, 1991	TX0003052943	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 15, 1991	TX0003052951	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	April 22, 1991	TX0003060670	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	April 29, 1991	TX0003067722	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 6, 1991	TX0003102889	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 13, 1991	TX0003067723	September 1, 2019	Charles M. Schulz	United Feature Comics
20.	May 20, 1991	TX0003109311	September 1, 2019	Charles M. Schulz	United Feature Comics
21.	May 27, 1991	TX0003067719	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	June 3, 1991	TX0003084437	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 10, 1991	TX0003102942	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 17, 1991	TX0003088360	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	June 24, 1991	TX0003093212	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	July 1, 1991	TX0003093170	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 8, 1991	TX0003093253	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 15, 1991	TX0003109511	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 22, 1991	TX0003109499	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	July 29, 1991	TX0003122723	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
31.	August 5, 1991	TX0003116617	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 12, 1991	TX0003127554	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 19, 1991	TX0003127552	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	August 26, 1991	TX0003140045	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	September 2, 1991	TX0003140043	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 9, 1991	TX0003164710	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	September 16, 1991	TX0003164804	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	September 23, 1991	TX0003165468	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	September 30, 1991	TX0003165544	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 7, 1991	TX0003165418	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 14, 1991	TX0003165420	September 1, 2019	Charles M. Schulz	United Feature Comics
42.	October 21, 1991	TX0003165469	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	October 28, 1991	TX0003182442; TX0003309832	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	November 4, 1991	TX0003191487	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 11, 1991	TX0003191468	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 18, 1991	TX0003312358	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	November 25, 1991	TX0003202228	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	December 2, 1991	TX0003202320	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 9, 1991	TX0003210831	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 16, 1991	TX0003245933	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
51.	December 23, 1991	TX0003219875	September 1, 2019	Charles M. Schulz	United Feature Comics
52.	December 30, 1991	TX0003219797	September 1, 2019	Charles M. Schulz	United Feature Comics
1992
1.	January 6, 1992	TX0003245961	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 13, 1992	TX0003245993	September 1, 2019	Charles M. Schulz	United Feature Comics
3.	January 20, 1992	TX0003238447	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	January 27, 1992	TX0003247377	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	February 3, 1992	TX0003247944	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 10, 1992	TX0003253541	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 17, 1992	TX0003253994	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	February 24, 1992	TX0003265141	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	March 2, 1992	TX0003265140	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 9, 1992	TX0003271986	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 16, 1992	TX0003271951	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	March 23, 1992	TX0003279441	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	March 30, 1992	TX0003275974	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 6, 1992	TX0003296180	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 13, 1992	TX0003303861	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	April 20, 1992	TX0003296173	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	April 27, 1992	TX0003304332	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 4, 1992	TX0003312191	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 11, 1992	TX0003314563	September 1, 2019	Charles M. Schulz	United Feature Comics
20.	May 18, 1992	TX0003314882	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
21.	May 25, 1992	TX0003314879	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	June 1, 1992	TX0003331141	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 8, 1992	TX0003331151	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 15, 1992	TX0003330551	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	June 22, 1992	TX0003343073	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	June 29, 1992	TX0003336900	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 6, 1992	TX0003351720	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 13, 1992	TX0003352737	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 20, 1992	TX0003361874	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	July 27, 1992	TX0003361798	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	August 3, 1992	TX0003366022	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 10, 1992	TX0003372040	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 17, 1992	TX0003372272	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	August 24, 1992	TX0003373990	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	August 31, 1992	TX0003379166	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 7, 1992	TX0003379604	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	September 14, 1992	TX0003417343	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	September 21, 1992	TX0003388972	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	September 28, 1992	TX0003397379	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 5, 1992	TX0003412362	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 12, 1992	TX0003417513	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
42.	October 19, 1992	TX0003417574	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	October 26, 1992	TX0003421420	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	November 2, 1992	TX0003423989	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 9, 1992	TX0003428820	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 16, 1992	TX0003440613	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	November 23, 1992	TX0003430953	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	November 30, 1992	TX0003440512	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 7, 1992	TX0003441338	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 14, 1992	TX0003455887	September 1, 2019	Charles M. Schulz	United Feature Comics
51.	December 21, 1992	TX0003474152	September 1, 2019	Charles M. Schulz	United Feature Comics
52.	December 28, 1992	TX0003454751	September 1, 2019	Charles M. Schulz	United Feature Comics
1993
1.	January 4, 1993	TX0003474146	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 11, 1993	TX0003474144	September 1, 2019	Charles M. Schulz	United Feature Comics
3.	January 18, 1993	TX0003470083	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	January 25, 1993	TX0003479100	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	February 1, 1993	TX0003479099	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 8, 1993	TX0003502827	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 15, 1993	TX0003491853	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	February 22, 1993	TX0003491963	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	March 1, 1993	TX0003491944	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 8, 1993	TX0003491948	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
11.	March 15, 1993	TX0003528541	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	March 22, 1993	TX0003530856	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	March 29, 1993	TX0003530923	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 5, 1993	TX0003529881	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 12, 1993	TX0003525502	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	April 19, 1993	TX0003548974	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	April 26, 1993	TX0003540275	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 3, 1993	TX0003540234	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 10, 1993	TX0003536193	September 1, 2019	Charles M. Schulz	United Feature Comics
20.	May 17, 1993	TX0003536238	September 1, 2019	Charles M. Schulz	United Feature Comics
21.	May 24, 1993	TX0003574320; TX0003659811	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	May 31, 1993	TX0003561999	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 7, 1993	TX0003638381	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 14, 1993	TX0003638931	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	June 21, 1993	TX0003597291	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	June 28, 1993	TX0003587045	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 5, 1993	TX0003587044	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 12, 1993	TX0003587065	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 19, 1993	TX0003630092; TX0003589418	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	July 26, 1993	TX0003638932	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	August 2, 1993	TX0003671022; TX0003630695	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
32.	August 9, 1993	TX0003610133	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 16, 1993	TX0003744074	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	August 23, 1993	TX0003630979	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	August 30, 1993	TX0003645041	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 6, 1993	TX0003681893	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	September 13, 1993	TX0003702131	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	September 20, 1993	TX0003641121	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	September 27, 1993	TX0003911665; TX0003911662	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 4, 1993	TX0003630432	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 11, 1993	TX0003725060	September 1, 2019	Charles M. Schulz	United Feature Comics
42.	October 18, 1993	TX0003681892	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	October 25, 1993	TX0003733040	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	November 1, 1993	TX0003702140	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 8, 1993	TX0003692474	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 15, 1993	TX0003780670	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	November 22, 1993	TX0003725270	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	November 29, 1993	TX0003744400	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 6, 1993	TX0003737276	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 13, 1993	TX0003744459	September 1, 2019	Charles M. Schulz	United Feature Comics
51.	December 20, 1993	TX0003747188	September 1, 2019	Charles M. Schulz	United Feature Comics
52.	December 27, 1993	TX0003744762	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
1994
1.	January 3, 1994	TX0003747192	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 10, 1994	TX0003744662	September 1, 2019	Charles M. Schulz	United Feature Comics
3.	January 17, 1994	TX0003744747	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	January 24, 1994	TX0003744751	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	January 31, 1994	TX0003744750	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 7, 1994	TX0003737502	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 14, 1994	TX0003747354	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	February 21, 1994	TX0003751833	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	February 28, 1994	TX0003784540	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 7, 1994	TX0003751880	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 14, 1994	TX0003786887	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	March 21, 1994	TX0003780658	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	March 28, 1994	TX0003773236	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 4, 1994	TX0003780557	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 11, 1994	TX0003784576	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	April 18, 1994	TX0003836543	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	April 25, 1994	TX0003780674	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 2, 1994	TX0003791842	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 9, 1994	TX0003836542	September 1, 2019	Charles M. Schulz	United Feature Comics
20.	May 16, 1994	TX0003911655	September 1, 2019	Charles M. Schulz	United Feature Comics
21.	May 23, 1994	TX0003817498	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	May 30, 1994	TX0003911652	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
23.	June 6, 1994	TX0003817485	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 13, 1994	TX0003816933	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	June 20, 1994	TX0003911668	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	June 27, 1994	TX0003911667	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 4, 1994	TX0003817486	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 11, 1994	TX0003911659	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 18, 1994	TX0003911670	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	July 25, 1994	TX0003953664	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	August 1, 1994	TX0003911661	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 8, 1994	TX0003930496	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 15, 1994	TX0003930494	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	August 22, 1994	TX0003911645	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	August 29, 1994	TX0003911649	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 5, 1994	TX0003911650	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	September 12, 1994	TX0003911644	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	September 19, 1994	TX0003915602	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	September 26, 1994	TX0003915604	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 3, 1994	TX0003922710	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 10, 1994	TX0003922709	September 1, 2019	Charles M. Schulz	United Feature Comics
42.	October 17, 1994	TX0003935851	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	October 24, 1994	TX0003937197	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
44.	October 31, 1994	TX0003941440	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 7, 1994	TX0003943765	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 14, 1994	TX0003943803	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	November 21, 1994	TX0003949112	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	November 28, 1994	TX0003949109	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 5, 1994	TX0003949356	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 12, 1994	TX0003957741	September 1, 2019	Charles M. Schulz	United Feature Comics
51.	December 19, 1994	TX0003968854	September 1, 2019	Charles M. Schulz	United Feature Comics
52.	December 26, 1994	TX0003968856	September 1, 2019	Charles M. Schulz	United Feature Comics
1995
1.	January 2, 1995	TX0003966256	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 9, 1995	TX0003973839	September 1, 2019	Charles M. Schulz	United Feature Comics
3.	January 16, 1995	TX0003976656	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	January 23, 1995	TX0003976657	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	January 30, 1995	TX0003983050	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 6, 1995	TX0003983053	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 13, 1995	TX0003995818	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	February 20, 1995	TX0003995815	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	February 27, 1995	TX0003999657	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 6, 1995	TX0003999656	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 13, 1995	TX0003999484	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	March 20, 1995	TX0003695602	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
13.	March 27, 1995	TX0003650541	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 3, 1995	TX0004064075	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 10, 1995	TX0004099742	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	April 17, 1995	TX0004099646	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	April 24, 1995	TX0004015928	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 1, 1995	TX0004141951; TX0004013457	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 8, 1995	TX0004034035	September 1, 2019	Charles M. Schulz	United Feature Comics
20.	May 15, 1995	TX0004034033	September 1, 2019	Charles M. Schulz	United Feature Comics
21.	May 22, 1995	TX0004022740	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	May 29, 1995	TX0004064116	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 5, 1995	TX0004054620	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 12, 1995	TX0004054621	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	June 19, 1995	TX0004054290	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	June 26, 1995	TX0004064117	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 3, 1995	TX0004063821	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 10, 1995	TX0004063947	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 17, 1995	TX0004103148	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	July 24, 1995	TX0004097199	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	July 31, 1995	TX0004088937	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 7, 1995	TX0004094535	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 14, 1995	TX0004094529	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	August 21, 1995	TX0004106102	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
35.	August 28, 1995	TX0004106392	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 4, 1995	TX0004106086	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	September 11, 1995	TX0004109850	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	September 18, 1995	TX0004108859	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	September 25, 1995	TX0004116711	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 2, 1995	TX0004150059	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 9, 1995	TX0004124193	September 1, 2019	Charles M. Schulz	United Feature Comics
42.	October 16, 1995	TX0004125608	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	October 23, 1995	TX0004130506	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	October 30, 1995	TX0004165579	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 6, 1995	TX0004131016	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 13, 1995	TX0004165476	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	November 20, 1995	TX0004156134	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	November 27, 1995	TX0004156138	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 4, 1995	TX0004165427	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 11, 1995	TX0004165638	September 1, 2019	Charles M. Schulz	United Feature Comics
51.	December 18, 1995	TX0004165639	September 1, 2019	Charles M. Schulz	United Feature Comics
52.	December 25, 1995	TX0004186187	September 1, 2019	Charles M. Schulz	United Feature Comics
1996
1.	January 1, 1996	TX0004146308	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 8, 1996	TX0004186486	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
3.	January 15, 1996	TX0004219935	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	January 22, 1996	TX0004219966	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	January 29, 1996	TX0004219965	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 5, 1996	TX0004247802	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 12, 1996	TX0004186459	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	February 19, 1996	TX0004247801	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	February 26, 1996	TX0004024090	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 4, 1996	TX0004177167	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 11, 1996	TX0004230791	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	March 18, 1996	TX0004219964	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	March 25, 1996	TX0004024087	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 1, 1996	TX0004216498	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 22, 1996	TX0004287126	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	April 29, 1996	TX0003771439	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	May 6, 1996	TX0004280615	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 13, 1996	TX0004280612	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 20, 1996	TX0004306447	September 1, 2019	Charles M. Schulz	United Feature Comics
20.	May 27, 1996	TX0004306446	September 1, 2019	Charles M. Schulz	United Feature Comics
21.	June 3, 1996	TX0003771490	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	June 10, 1996	TX0004288433	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 17, 1996	TX0004287160	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 24, 1996	TX0004287149	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
25.	July 1, 1996	TX0004304037	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	July 8, 1996	TX0004307658	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 15, 1996	TX0004307660	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 22, 1996	TX0004307662	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 29, 1996	TX0004321774	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	August 5, 1996	TX0004326177	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	August 12, 1996	TX0004326174	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 19, 1996	TX0004336549	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 26, 1996	TX0004328669	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	September 2, 1996	TX0004348104	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	September 9, 1996	TX0004339853	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 16, 1996	TX0004339852	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	September 23, 1996	TX0004356410	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	October 7, 1996	TX0004356409	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	October 14, 1996	TX0004364102	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 21, 1996	TX0004373533	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 28, 1996	TX0004373535	September 1, 2019	Charles M. Schulz	United Feature Comics
42.	November 4, 1996	TX0004398073	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	November 11, 1996	TX0004398075	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	November 18, 1996	TX0004398035	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 25, 1996	TX0004398034	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
46.	December 2, 1996	TX0004397990	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	December 9, 1996	TX0004399228	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	December 16, 1996	TX0004407625	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 23, 1996	TX0004434370	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 30, 1996	TX0004403763	September 1, 2019	Charles M. Schulz	United Feature Comics
1997
1.	January 6, 1997	TX0004448808	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 13, 1997	TX0004439130	September 1, 2019	Charles M. Schulz	United Feature Comics
3.	January 20, 1997	TX0004425421	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	January 27, 1997	TX0004434560	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	February 3, 1997	TX0004425750	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 10, 1997	TX0004445007	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 17, 1997	TX0004456880	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	February 24, 1997	TX0004456860	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	March 3, 1997	TX0004444995	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 10, 1997	TX0004469458	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 17, 1997	TX0004469457	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	March 24, 1997	TX0004468802	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	March 31, 1997	TX0004468803	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 7, 1997	TX0004462517	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 14, 1997	TX0004517616	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	April 21, 1997	TX0004513134; TX0004766469	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
17.	April 28, 1997	TX0004513133; TX0004525880	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 5, 1997	TX0004485373; TX0004513113	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 12, 1997	TX0004499229	September 1, 2019	Charles M. Schulz	United Feature Comics
20.	May 19, 1997	TX0004499231	September 1, 2019	Charles M. Schulz	United Feature Comics
21.	May 26, 1997	TX0004513135	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	June 2, 1997	TX0004501412	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 9, 1997	TX0004513112	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 16, 1997	TX0004500786	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	June 23, 1997	TX0004513131	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	June 30, 1997	TX0004517768	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 7, 1997	TX0004531469	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 21, 1997	TX0004521463	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 28, 1997	TX0004521657	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	August 4, 1997	TX0004531468	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	August 11, 1997	TX0004531470	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 18, 1997	TX0004536292	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 25, 1997	TX0004536295	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	September 1, 1997	TX0004546357	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	September 8, 1997	TX0004546356	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 15, 1997	TX0004569631	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	September 22, 1997	TX0004574987	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
38.	September 29, 1997	TX0004556986	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	October 6, 1997	TX0004570482	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 13, 1997	TX0004577287	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 20, 1997	TX0004569628	September 1, 2019	Charles M. Schulz	United Feature Comics
42.	October 27, 1997	TX0004574989	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	November 3, 1997	TX0004602814	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	November 10, 1997	TX0004585635	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 17, 1997	TX0004586755	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 24, 1997	TX0004585589	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	December 1, 1997	TX0004586754	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	December 8, 1997	TX0004587226	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 15, 1997	TX0004587224	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 22, 1997	TX0004609063	September 1, 2019	Charles M. Schulz	United Feature Comics
51.	December 29, 1997	TX0004609060	September 1, 2019	Charles M. Schulz	United Feature Comics
1998
1.	January 5, 1998	TX0004613075	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 12, 1998	TX0004613055	September 1, 2019	Charles M. Schulz	United Feature Comics
3.	January 19, 1998	TX0004618490	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	January 26, 1998	TX0004651997	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	February 2, 1998	TX0004618908	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 9, 1998	TX0004626969	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 16, 1998	TX0004632144	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
8.	February 23, 1998	TX0004632151	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	March 2, 1998	TX0004628637	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 9, 1998	TX0004628687	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 16, 1998	TX0004652037	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	March 23, 1998	TX0004652012	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	March 30, 1998	TX0004688726	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 6, 1998	TX0004688921	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 13, 1998	TX0004688625	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	April 20, 1998	TX0004677138	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	April 27, 1998	TX0004699522	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 4, 1998	TX0004717730	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 11, 1998	TX0004706423	September 1, 2019	Charles M. Schulz	United Feature Comics
20.	May 18, 1998	TX0004717729	September 1, 2019	Charles M. Schulz	United Feature Comics
21.	May 25, 1998	TX0004728937	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	June 1, 1998	TX0004720861	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 8, 1998	TX0004725753	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 15, 1998	TX0004787604	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	June 22, 1998	TX0004728935	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	June 29, 1998	TX0004795972	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 6, 1998	TX0004737923	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 13, 1998	TX0004754936	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 20, 1998	TX0004754938	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
30.	July 27, 1998	TX0004754934	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	August 3, 1998	TX0004762898	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 10, 1998	TX0004795337	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 17, 1998	TX0004765969	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	August 24, 1998	TX0004795329	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	August 31, 1998	TX0004795235	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 7, 1998	TX0004795330	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	September 14, 1998	TX0004795333	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	September 21, 1998	TX0004795335	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	September 28, 1998	TX0004795334	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 5, 1998	TX0004796769	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 12, 1998	TX0004796771	September 1, 2019	Charles M. Schulz	United Feature Comics
42.	October 19, 1998	TX0004796760	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	October 26, 1998	TX0004849121	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	November 2, 1998	TX0004811004	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 9, 1998	TX0004811002	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 16, 1998	TX0004817597	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	November 23, 1998	TX0004818111	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	November 30, 1998	TX0004817792	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 7, 1998	TX0004817598	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 14, 1998	TX0004819721	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
51.	December 21, 1998	TX0004853757	September 1, 2019	Charles M. Schulz	United Feature Comics
52.	December 28, 1998	TX0004837741	September 1, 2019	Charles M. Schulz	United Feature Comics
1999
1.	January 4, 1999	TX0004837740	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 11, 1999	TX0004841202	September 1, 2019	Charles M. Schulz	United Feature Comics
3.	January 18, 1999	TX0004828154	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	January 25, 1999	TX0004849281	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	February 1, 1999	TX0004850533	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 8, 1999	TX0004850549	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 15, 1999	TX0004885022	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	February 22, 1999	TX0004865214	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	March 1, 1999	TX0004874667	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 8, 1999	TX0004899063	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 15, 1999	TX0004885021	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	March 22, 1999	TX0004902835	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	March 29, 1999	TX0004918567	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 5, 1999	TX0004928413	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 12, 1999	TX0004910013	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	April 19, 1999	TX0004910352	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	April 26, 1999	TX0004910477	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 3, 1999	TX0004910140	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 10, 1999	TX0004927966	September 1, 2019	Charles M. Schulz	United Feature Comics
20.	May 17, 1999	TX0004960157	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
21.	May 24, 1999	TX0004960153	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	May 31, 1999	TX0004960154	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 7, 1999	TX0004946392	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 14, 1999	TX0004946284	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	June 21, 1999	TX0004946212	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	June 28, 1999	TX0004946709	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 5, 1999	TX0004946710	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 12, 1999	TX0004970419	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 19, 1999	TX0004970418	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	July 26, 1999	TX0004970417	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	August 2, 1999	TX0004970413	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 9, 1999	TX0004970415	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 16, 1999	TX0004970412	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	August 23, 1999	TX0004981146	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	August 30, 1999	TX0005016028	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 6, 1999	TX0005020894	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	September 13, 1999	TX0004992281	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	September 20, 1999	TX0004992284	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	September 27, 1999	TX0004992321	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 4, 1999	TX0005019747	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 11, 1999	TX0005015773	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
42.	October 18, 1999	TX0005015772	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	October 25, 1999	TX0005023893	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	November 1, 1999	TX0005023976	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 8, 1999	TX0005023974	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 15, 1999	TX0005038530	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	November 22, 1999	TX0005054943	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	November 29, 1999	TX0005019749	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 6, 1999	TX0005019935	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 13, 1999	TX0005019932	September 1, 2019	Charles M. Schulz	United Feature Comics
51.	December 27, 1999	TX0005205697	September 1, 2019	Charles M. Schulz	United Feature Comics
2000
1.	January 3, 2000	TX0005061785	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 10, 2000	TX0005126427	September 1, 2019	Charles M. Schulz	United Feature Comics
3.	January 17, 2000	TX0005057845	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	January 24, 2000	TX0005061787	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	January 31, 2000	TX0005061788	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 7, 2000	TX0005095494	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 14, 2000	TX0005087511	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	February 21, 2000	TX0005075261	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	February 28, 2000	TX0005076855	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 6, 2000	TX0005075260	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 13, 2000	TX0005076858	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
12.	March 20, 2000	TX0005126504	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	March 27, 2000	TX0005095493	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 3, 2000	TX0005072471	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 10, 2000	TX0005094826	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	April 17, 2000	TX0005094824	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	April 24, 2000	TX0005096026	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 1, 2000	TX0005103388	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 8, 2000	TX0005103389	September 1, 2019	Charles M. Schulz	United Feature Comics
20.	May 15, 2000	TX0005103387	September 1, 2019	Charles M. Schulz	United Feature Comics
21.	May 22, 2000	TX0005135831	September 1, 2019	Charles M. Schulz	United Feature Comics
22.	May 29, 2000	TX0005268850; TX0005252258	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 5, 2000	TX0005252257	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 12, 2000	TX0005142560	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	June 19, 2000	TX0005142562	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	June 26, 2000	TX0005146376	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 3, 2000	TX0005205423	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 10, 2000	TX0005146379	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	July 17, 2000	TX0005149643	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	July 24, 2000	TX0005192949	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	July 31, 2000	TX0005192951	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 7, 2000	TX0005165191	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	August 14, 2000	TX0005192952	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
34.	August 21, 2000	TX0005252260	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	August 28, 2000	TX0005252264	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 4, 2000	TX0005252265	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	September 11, 2000	TX0005252270	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	September 18, 2000	TX0005252271	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	September 25, 2000	TX0005252266	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 2, 2000	TX0005243059	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	October 9, 2000	TX0005243054	September 1, 2019	Charles M. Schulz	United Feature Comics
42.	October 16, 2000	TX0005243053	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	October 23, 2000	TX0005243055	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	October 30, 2000	TX0005243057	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 6, 2000	TX0005243058	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	November 13, 2000	TX0005243056	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	November 20, 2000	TX0005268420	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	November 27, 2000	TX0005252255	September 1, 2019	Charles M. Schulz	United Feature Comics
49.	December 4, 2000	TX0005268417	September 1, 2019	Charles M. Schulz	United Feature Comics
50.	December 11, 2000	TX0005253791 TX0005338583	September 1, 2019	Charles M. Schulz	United Feature Comics
51.	December 18, 2000	TX0005248616 TX0005338584	September 1, 2019	Charles M. Schulz	United Feature Comics
52.	December 25, 2000	TX0005268261 TX0005338585	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
2004
1.	January 4, 2004	TX0005942239	September 1, 2019	Charles M. Schulz	United Feature Comics
2.	January 11, 2004	TX0005942241	September 1, 2019	Charles M. Schulz	United Feature Comics
3.	January 18, 2004	TX0005924865	September 1, 2019	Charles M. Schulz	United Feature Comics
4.	February 1, 2004	TX0005924860	September 1, 2019	Charles M. Schulz	United Feature Comics
5.	February 15, 2004	TX0005923536	September 1, 2019	Charles M. Schulz	United Feature Comics
6.	February 22, 2004	TX0005928124	September 1, 2019	Charles M. Schulz	United Feature Comics
7.	February 29, 2004	TX0005965631	September 1, 2019	Charles M. Schulz	United Feature Comics
8.	March 7, 2004	TX0005987588	September 1, 2019	Charles M. Schulz	United Feature Comics
9.	March 14, 2004	TX0005970078	September 1, 2019	Charles M. Schulz	United Feature Comics
10.	March 21, 2004	TX0005970079	September 1, 2019	Charles M. Schulz	United Feature Comics
11.	March 28, 2004	TX0005976614	September 1, 2019	Charles M. Schulz	United Feature Comics
12.	April 4, 2004	TX0005974232	September 1, 2019	Charles M. Schulz	United Feature Comics
13.	April 11, 2004	TX0005970009	September 1, 2019	Charles M. Schulz	United Feature Comics
14.	April 18, 2004	TX0005973913	September 1, 2019	Charles M. Schulz	United Feature Comics
15.	April 25, 2004	TX0005976617	September 1, 2019	Charles M. Schulz	United Feature Comics
16.	May 2, 2004	TX0005969283	September 1, 2019	Charles M. Schulz	United Feature Comics
17.	May 9, 2004	TX0006002369	September 1, 2019	Charles M. Schulz	United Feature Comics
18.	May 16, 2004	TX0005994801	September 1, 2019	Charles M. Schulz	United Feature Comics
19.	May 23, 2004	TX0005991525	September 1, 2019	Charles M. Schulz	United Feature Comics
20.	May 30, 2004	TX0005987092	September 1, 2019	Charles M. Schulz	United Feature Comics
21.	June 6, 2004	TX0005987097	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
22.	June 13, 2004	TX0005994789	September 1, 2019	Charles M. Schulz	United Feature Comics
23.	June 20, 2004	TX0006019744	September 1, 2019	Charles M. Schulz	United Feature Comics
24.	June 27, 2004	TX0006002586; TX0006002474	September 1, 2019	Charles M. Schulz	United Feature Comics
25.	July 4, 2004	TX0006002347	September 1, 2019	Charles M. Schulz	United Feature Comics
26.	July 11, 2004	TX0006022364	September 1, 2019	Charles M. Schulz	United Feature Comics
27.	July 19, 2004	TX0006024926	September 1, 2019	Charles M. Schulz	United Feature Comics
28.	July 25, 2004	TX0006025088	September 1, 2019	Charles M. Schulz	United Feature Comics
29.	August 1, 2004	TX0006012704	September 1, 2019	Charles M. Schulz	United Feature Comics
30.	August 8, 2004	TX0006019784	September 1, 2019	Charles M. Schulz	United Feature Comics
31.	August 15, 2004	TX0006024924	September 1, 2019	Charles M. Schulz	United Feature Comics
32.	August 29, 2004	TX0006035958	September 1, 2019	Charles M. Schulz	United Feature Comics
33.	September 5, 2004	TX0006053690	September 1, 2019	Charles M. Schulz	United Feature Comics
34.	September 12, 2004	TX0006055807	September 1, 2019	Charles M. Schulz	United Feature Comics
35.	September 19, 2004	TX0006058500	September 1, 2019	Charles M. Schulz	United Feature Comics
36.	September 26, 2004	TX0006058502	September 1, 2019	Charles M. Schulz	United Feature Comics
37.	October 10, 2004	TX0006068866	September 1, 2019	Charles M. Schulz	United Feature Comics
38.	October 17, 2004	TX0006068772	September 1, 2019	Charles M. Schulz	United Feature Comics
39.	October 24, 2004	TX0006067860	September 1, 2019	Charles M. Schulz	United Feature Comics
40.	October 31, 2004	TX0006078036	September 1, 2019	Charles M. Schulz	United Feature Comics
41.	November 7, 2004	TX0006076369	September 1, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
42.	November 14, 2004	TX0006091203	September 1, 2019	Charles M. Schulz	United Feature Comics
43.	November 21, 2004	TX0006103205	September 1, 2019	Charles M. Schulz	United Feature Comics
44.	November 29, 2004	TX0006098373	September 1, 2019	Charles M. Schulz	United Feature Comics
45.	December 5, 2004	TX0006105351	September 1, 2019	Charles M. Schulz	United Feature Comics
46.	December 12, 2004	TX0006119898	September 1, 2019	Charles M. Schulz	United Feature Comics
47.	December 19, 2004	TX0006119896	September 1, 2019	Charles M. Schulz	United Feature Comics
48.	December 26, 2004	TX0006119893	September 1, 2019	Charles M. Schulz	United Feature Comics

Copyrights Subject to 17 U.S.C. Section 304(c)

	Publication Date	Registration Number	Termination Date	Author	Title
1958
1.	May 16, 1958	B: 715566	May 15, 2019	Charles M. Schulz	United Feature Comics
2.	May 23, 1958	B: 715567	May 15, 2019	Charles M. Schulz	United Feature Comics
3.	May 30, 1958	B: 715568	May 15, 2019	Charles M. Schulz	United Feature Comics
4.	June 6, 1958	B: 725541	May 15, 2019	Charles M. Schulz	United Feature Comics
5.	June 13, 1958	B: 725542	May 15, 2019	Charles M. Schulz	United Feature Comics
6.	June 20, 1958	B: 721461	May 15, 2019	Charles M. Schulz	United Feature Comics
7.	June 27, 1958	B: 721462	May 15, 2019	Charles M. Schulz	United Feature Comics
8.	July 4, 1958	B: 727304	May 15, 2019	Charles M. Schulz	United Feature Comics
9.	July 11, 1958	B: 727305	May 15, 2019	Charles M. Schulz	United Feature Comics
10.	July 18, 1958	B: 727306	May 15, 2019	Charles M. Schulz	United Feature Comics
11.	July 25, 1958	B: 727307	May 15, 2019	Charles M. Schulz	United Feature Comics
12.	August 1, 1958	B: 730139	May 15, 2019	Charles M. Schulz	United Feature Comics
13.	August 8, 1958	B: 730140	May 15, 2019	Charles M. Schulz	United Feature Comics
14.	August 15, 1958	B: 730141	May 15, 2019	Charles M. Schulz	United Feature Comics
15.	August 22, 1958	B: 730142	May 15, 2019	Charles M. Schulz	United Feature Comics
16.	August 29, 1958	B: 730143	May 15, 2019	Charles M. Schulz	United Feature Comics
17.	September 5, 1958	B: 736334	May 15, 2019	Charles M. Schulz	United Feature Comics
18.	September 12, 1958	B: 736335	May 15, 2019	Charles M. Schulz	United Feature Comics
19.	September 19, 1958	B: 736336	May 15, 2019	Charles M. Schulz	United Feature Comics
20.	September 26, 1958	B: 736337	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
21.	October 3, 1958	B: 742434	May 15, 2019	Charles M. Schulz	United Feature Comics
22.	October 10, 1958	B: 742433	May 15, 2019	Charles M. Schulz	United Feature Comics
23.	October 17, 1958	B: 742432	May 15, 2019	Charles M. Schulz	United Feature Comics
24.	October 24, 1958	B: 742431	May 15, 2019	Charles M. Schulz	United Feature Comics
25.	October 31, 1958	B: 742430	May 15, 2019	Charles M. Schulz	United Feature Comics
26.	November 7, 1958	B: 747180	May 15, 2019	Charles M. Schulz	United Feature Comics
27.	November 14, 1958	B: 747181	May 15, 2019	Charles M. Schulz	United Feature Comics
28.	November 21, 1958	B: 747182	May 15, 2019	Charles M. Schulz	United Feature Comics
29.	November 28, 1958	B: 747179	May 15, 2019	Charles M. Schulz	United Feature Comics
30.	December 5, 1958	B: 755695	May 15, 2019	Charles M. Schulz	United Feature Comics
31.	December 12, 1958	B: 755696	May 15, 2019	Charles M. Schulz	United Feature Comics
32.	December 19, 1958	B: 755697	May 15, 2019	Charles M. Schulz	United Feature Comics
33.	December 26, 1958	B: 755698	May 15, 2019	Charles M. Schulz	United Feature Comics
1959
1.	January 2, 1959	B: 760988	May 15, 2019	Charles M. Schulz	United Feature Comics
2.	January 9, 1959	B: 760987	May 15, 2019	Charles M. Schulz	United Feature Comics
3.	January 16, 1959	B: 760986	May 15, 2019	Charles M. Schulz	United Feature Comics
4.	January 23, 1959	B: 760985	May 15, 2019	Charles M. Schulz	United Feature Comics
5.	January 30, 1959	B: 760984	May 15, 2019	Charles M. Schulz	United Feature Comics
6.	February 6, 1959	B: 767009	May 15, 2019	Charles M. Schulz	United Feature Comics
7.	February 13, 1959	B: 767010	May 15, 2019	Charles M. Schulz	United Feature Comics
8.	February 20, 1959	B: 767011	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
9.	February 27, 1959	B: 767012	May 15, 2019	Charles M. Schulz	United Feature Comics
10.	March 6, 1959	B: 771234	May 15, 2019	Charles M. Schulz	United Feature Comics
11.	March 13, 1959	B: 771233	May 15, 2019	Charles M. Schulz	United Feature Comics
12.	March 20, 1959	B: 774956	May 15, 2019	Charles M. Schulz	United Feature Comics
13.	March 27, 1959	B: 774957	May 15, 2019	Charles M. Schulz	United Feature Comics
14.	April 3, 1959	B: 773743	May 15, 2019	Charles M. Schulz	United Feature Comics
15.	April 10, 1959	B: 773744	May 15, 2019	Charles M. Schulz	United Feature Comics
16.	April 17, 1959	B: 773745	May 15, 2019	Charles M. Schulz	United Feature Comics
17.	April 24, 1959	B: 773746	May 15, 2019	Charles M. Schulz	United Feature Comics
18.	May 1, 1959	B: 780258	May 15, 2019	Charles M. Schulz	United Feature Comics
19.	May 8, 1959	B: 780259	May 15, 2019	Charles M. Schulz	United Feature Comics
20.	May 15, 1959	B: 780260	May 15, 2019	Charles M. Schulz	United Feature Comics
21.	May 22, 1959	B: 780261	May 15, 2019	Charles M. Schulz	United Feature Comics
22.	May 29, 1959	B: 780257	May 15, 2019	Charles M. Schulz	United Feature Comics
23.	June 5, 1959	B: 784784	May 15, 2019	Charles M. Schulz	United Feature Comics
24.	June 12, 1959	B: 784785	May 15, 2019	Charles M. Schulz	United Feature Comics
25.	June 19, 1959	B: 784786	May 15, 2019	Charles M. Schulz	United Feature Comics
26.	June 26, 1959	B: 784787	May 15, 2019	Charles M. Schulz	United Feature Comics
27.	July 3, 1959	B: 788549	May 15, 2019	Charles M. Schulz	United Feature Comics
28.	July 10, 1959	B: 788550	May 15, 2019	Charles M. Schulz	United Feature Comics
29.	July 17, 1959	B: 788551	May 15, 2019	Charles M. Schulz	United Feature Comics
30.	July 24, 1959	B: 788552	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
31.	July 31, 1959	B: 788553	May 15, 2019	Charles M. Schulz	United Feature Comics
32.	August 7, 1959	B: 793319	May 15, 2019	Charles M. Schulz	United Feature Comics
33.	August 14, 1959	B: 793320	May 15, 2019	Charles M. Schulz	United Feature Comics
34.	August 21, 1959	B: 793321	May 15, 2019	Charles M. Schulz	United Feature Comics
35.	August 28, 1959	B: 793322	May 15, 2019	Charles M. Schulz	United Feature Comics
36.	September 4, 1959	B: 799070	May 15, 2019	Charles M. Schulz	United Feature Comics
37.	September 11, 1959	B: 799071	May 15, 2019	Charles M. Schulz	United Feature Comics
38.	September 18, 1959	B: 799072	May 15, 2019	Charles M. Schulz	United Feature Comics
39.	September 25, 1959	B: 799073	May 15, 2019	Charles M. Schulz	United Feature Comics
40.	October 2, 1959	B: 806163	May 15, 2019	Charles M. Schulz	United Feature Comics
41.	October 9, 1959	B: 806164	May 15, 2019	Charles M. Schulz	United Feature Comics
42.	October 16, 1959	B: 806165	May 15, 2019	Charles M. Schulz	United Feature Comics
43.	October 23, 1959	B: 806166	May 15, 2019	Charles M. Schulz	United Feature Comics
44.	October 30, 1959	B: 806167	May 15, 2019	Charles M. Schulz	United Feature Comics
45.	November 6, 1959	B: 810808	May 15, 2019	Charles M. Schulz	United Feature Comics
46.	November 13, 1959	B: 810809	May 15, 2019	Charles M. Schulz	United Feature Comics
47.	November 20, 1959	B: 810806	May 15, 2019	Charles M. Schulz	United Feature Comics
48.	November 27, 1959	B: 810807	May 15, 2019	Charles M. Schulz	United Feature Comics
49.	December 4, 1959	B: 814655	May 15, 2019	Charles M. Schulz	United Feature Comics
50.	December 11, 1959	B: 814652	May 15, 2019	Charles M. Schulz	United Feature Comics
51.	December 18, 1959	B: 814653	May 15, 2019	Charles M. Schulz	United Feature Comics
52.	December 25, 1959	B: 814653	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
1960
1.	January 1, 1960	B: 822103	May 15, 2019	Charles M. Schulz	United Feature Comics
2.	January 8, 1960	B: 822101	May 15, 2019	Charles M. Schulz	United Feature Comics
3.	January 15, 1960	B: 822102	May 15, 2019	Charles M. Schulz	United Feature Comics
4.	January 22, 1960	B: 822104	May 15, 2019	Charles M. Schulz	United Feature Comics
5.	January 29, 1960	B: 824921	May 15, 2019	Charles M. Schulz	United Feature Comics
6.	February 5, 1960	B: 824915	May 15, 2019	Charles M. Schulz	United Feature Comics
7.	February 12, 1960	B: 824912	May 15, 2019	Charles M. Schulz	United Feature Comics
8.	February 19, 1960	B: 824913	May 15, 2019	Charles M. Schulz	United Feature Comics
9.	February 26, 1960	B: 824914	May 15, 2019	Charles M. Schulz	United Feature Comics
10.	March 4, 1960	B: 830958	May 15, 2019	Charles M. Schulz	United Feature Comics
11.	March 11, 1960	B: 830957	May 15, 2019	Charles M. Schulz	United Feature Comics
12.	March 18, 1960	B: 830956	May 15, 2019	Charles M. Schulz	United Feature Comics
13.	March 25, 1960	B: 830855	May 15, 2019	Charles M. Schulz	United Feature Comics
14.	April 1, 1960	B: 836242	May 15, 2019	Charles M. Schulz	United Feature Comics
15.	April 8, 1960	B: 836243	May 15, 2019	Charles M. Schulz	United Feature Comics
16.	April 15, 196	0 B: 836244	May 15, 2019	Charles M. Schulz	United Feature Comics
17.	April 22, 1960	B: 836245	May 15, 2019	Charles M. Schulz	United Feature Comics
18.	April 29, 1960	B: 836246	May 15, 2019	Charles M. Schulz	United Feature Comics
19.	May 6, 1960	B: 842511	May 15, 2019	Charles M. Schulz	United Feature Comics
20.	May 13, 1960	B: 842512	May 15, 2019	Charles M. Schulz	United Feature Comics
21.	May 20, 1960	B: 842513	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
22.	May 27, 1960	B: 842514	May 15, 2019	Charles M. Schulz	United Feature Comics
23.	June 3, 1960	B: 850408	May 15, 2019	Charles M. Schulz	United Feature Comics
24.	June 10, 1960	B: 850409	May 15, 2019	Charles M. Schulz	United Feature Comics
25.	June 17, 1960	B: 850407	May 15, 2019	Charles M. Schulz	United Feature Comics
26.	June 24, 1960	B: 850410	May 15, 2019	Charles M. Schulz	United Feature Comics
27.	July 1, 1960	B: 853298	May 15, 2019	Charles M. Schulz	United Feature Comics
28.	July 8, 1960	B: 853297	May 15, 2019	Charles M. Schulz	United Feature Comics
29.	July 15, 1960	B: 853296	May 15, 2019	Charles M. Schulz	United Feature Comics
30.	July 22, 1960	B: 853295	May 15, 2019	Charles M. Schulz	United Feature Comics
31.	July 29, 1960	B: 853294	May 15, 2019	Charles M. Schulz	United Feature Comics
32.	August 5, 1960	B: 858660	May 15, 2019	Charles M. Schulz	United Feature Comics
33.	August 12, 1960	B: 858661	May 15, 2019	Charles M. Schulz	United Feature Comics
34.	August 19, 1960	B: 858662	May 15, 2019	Charles M. Schulz	United Feature Comics
35.	August 26, 1960	B: 858663	May 15, 2019	Charles M. Schulz	United Feature Comics
36.	September 2, 1960	B: 864451	May 15, 2019	Charles M. Schulz	United Feature Comics
37.	September 9, 1960	B: 864452	May 15, 2019	Charles M. Schulz	United Feature Comics
38.	September 16, 1960	B: 864453	May 15, 2019	Charles M. Schulz	United Feature Comics
39.	September 23, 1960	B: 864454	May 15, 2019	Charles M. Schulz	United Feature Comics
40.	September 30, 1960	B: 864455	May 15, 2019	Charles M. Schulz	United Feature Comics
41.	October 7, 1960	B: 868372	May 15, 2019	Charles M. Schulz	United Feature Comics
42.	October 14, 1960	B: 868373	May 15, 2019	Charles M. Schulz	United Feature Comics
43.	October 21, 1960	B: 868374	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
44.	October 28, 1960	B: 868375	May 15, 2019	Charles M. Schulz	United Feature Comics
45.	November 4, 1960	B: 873010	May 15, 2019	Charles M. Schulz	United Feature Comics
46.	November 11, 1960	B: 873009	May 15, 2019	Charles M. Schulz	United Feature Comics
47.	November 18, 1960	B: 873008	May 15, 2019	Charles M. Schulz	United Feature Comics
48.	November 25, 1960	B: 873007	May 15, 2019	Charles M. Schulz	United Feature Comics
49.	December 2, 1960	B: 881866	May 15, 2019	Charles M. Schulz	United Feature Comics
50.	December 9, 1960	B: 881867	May 15, 2019	Charles M. Schulz	United Feature Comics
51.	December 16, 1960	B: 881868	May 15, 2019	Charles M. Schulz	United Feature Comics
52.	December 23, 1960	B: 881869	May 15, 2019	Charles M. Schulz	United Feature Comics
53.	December 30, 1960	B: 881870	May 15, 2019	Charles M. Schulz	United Feature Comics
1961
1.	January 6, 1961	B: 884829	May 15, 2019	Charles M. Schulz	United Feature Comics
2.	January 13, 1961	B: 884828	May 15, 2019	Charles M. Schulz	United Feature Comics
3.	January 20, 1961	B: 884827	May 15, 2019	Charles M. Schulz	United Feature Comics
4.	January 27, 1961	B: 888207	May 15, 2019	Charles M. Schulz	United Feature Comics
5.	February 3, 1961	B: 889756	May 15, 2019	Charles M. Schulz	United Feature Comics
6.	February 10, 1961	B: 889755	May 15, 2019	Charles M. Schulz	United Feature Comics
7.	February 17, 1961	B: 889754	May 15, 2019	Charles M. Schulz	United Feature Comics
8.	February 24, 1961	B: 889753	May 15, 2019	Charles M. Schulz	United Feature Comics
9.	March 3, 1961	B: 896364	May 15, 2019	Charles M. Schulz	United Feature Comics
10.	March 10, 1961	B: 896365	May 15, 2019	Charles M. Schulz	United Feature Comics
11.	March 17, 1961	B: 896368	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
12.	March 24, 1961	B: 896367	May 15, 2019	Charles M. Schulz	United Feature Comics
13.	March 31, 1961	B: 896366	May 15, 2019	Charles M. Schulz	United Feature Comics
14.	April 7, 1961	B: 899722	May 15, 2019	Charles M. Schulz	United Feature Comics
15.	April 14, 1961	B: 899719	May 15, 2019	Charles M. Schulz	United Feature Comics
16.	April 21, 1961	B: 899720	May 15, 2019	Charles M. Schulz	United Feature Comics
17.	April 28, 1961	B: 899721	May 15, 2019	Charles M. Schulz	United Feature Comics
18.	May 5, 1961	B: 906803	May 15, 2019	Charles M. Schulz	United Feature Comics
19.	May 12, 1961	B: 906804	May 15, 2019	Charles M. Schulz	United Feature Comics
20.	May 19, 1961	B: 906801	May 15, 2019	Charles M. Schulz	United Feature Comics
21.	May 26, 1961	B: 906802	May 15, 2019	Charles M. Schulz	United Feature Comics
22.	June 2, 1961	B: 914210	May 15, 2019	Charles M. Schulz	United Feature Comics
23.	June 9, 1961	B: 914209	May 15, 2019	Charles M. Schulz	United Feature Comics
24.	June 16, 1961	B: 914208	May 15, 2019	Charles M. Schulz	United Feature Comics
25.	June 23, 1961	B: 914207	May 15, 2019	Charles M. Schulz	United Feature Comics
26.	June 30, 1961	B: 916462	May 15, 2019	Charles M. Schulz	United Feature Comics
27.	July 7, 1961	B: 917303	May 15, 2019	Charles M. Schulz	United Feature Comics
28.	July 14, 1961	B: 917302	May 15, 2019	Charles M. Schulz	United Feature Comics
29.	July 21, 1961	B: 917301	May 15, 2019	Charles M. Schulz	United Feature Comics
30.	July 28, 1961	B: 917300	May 15, 2019	Charles M. Schulz	United Feature Comics
31.	August 4, 1961	B: 921932	May 15, 2019	Charles M. Schulz	United Feature Comics
32.	August 11, 1961	B: 921933	May 15, 2019	Charles M. Schulz	United Feature Comics
33.	August 18, 1961	B: 921934	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
34.	August 25, 1961	B: 921935	May 15, 2019	Charles M. Schulz	United Feature Comics
35.	September 1, 1961	B: 927442	May 15, 2019	Charles M. Schulz	United Feature Comics
36.	September 8, 1961	B: 927443	May 15, 2019	Charles M. Schulz	United Feature Comics
37.	September 15, 1961	B: 927444	May 15, 2019	Charles M. Schulz	United Feature Comics
38.	September 22, 1961	B: 927445	May 15, 2019	Charles M. Schulz	United Feature Comics
39.	September 29, 1961	B: 927446	May 15, 2019	Charles M. Schulz	United Feature Comics
40.	October 6, 1961	B: 935109	May 15, 2019	Charles M. Schulz	United Feature Comics
41.	October 13, 1961	B: 935110	May 15, 2019	Charles M. Schulz	United Feature Comics
42.	October 20, 1961	B: 935111	May 15, 2019	Charles M. Schulz	United Feature Comics
43.	October 27, 1961	B: 935112	May 15, 2019	Charles M. Schulz	United Feature Comics
44.	November 03, 1961	B: 937262	May 15, 2019	Charles M. Schulz	United Feature Comics
45.	November 10, 1961	B: 937263	May 15, 2019	Charles M. Schulz	United Feature Comics
46.	November 17, 1961	B: 937264	May 15, 2019	Charles M. Schulz	United Feature Comics
47.	November 24, 1961	B: 697265	May 15, 2019	Charles M. Schulz	United Feature Comics
48.	December 1, 1961	B: 943740	May 15, 2019	Charles M. Schulz	United Feature Comics
49.	December 8, 1961	B: 943741	May 15, 2019	Charles M. Schulz	United Feature Comics
50.	December 15, 1961	B: 943742	May 15, 2019	Charles M. Schulz	United Feature Comics
51.	December 22, 1961	B: 943743	May 15, 2019	Charles M. Schulz	United Feature Comics
52.	December 29, 1961	B: 943744	May 15, 2019	Charles M. Schulz	United Feature Comics
1962
1.	January 5, 1962	B: 951181	May 15, 2019	Charles M. Schulz	United Feature Comics
2.	January 12, 1962	B: 951182	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
3.	January 19, 1962	B: 951183	May 15, 2019	Charles M. Schulz	United Feature Comics
4.	January 26, 1962	B: 951184	May 15, 2019	Charles M. Schulz	United Feature Comics
5.	February 2, 1962	B: 957759	May 15, 2019	Charles M. Schulz	United Feature Comics
6.	February 9, 1962	B: 957760	May 15, 2019	Charles M. Schulz	United Feature Comics
7.	February 16, 1962	B: 957761	May 15, 2019	Charles M. Schulz	United Feature Comics
8.	February 23, 1962	B: 957762	May 15, 2019	Charles M. Schulz	United Feature Comics
9.	March 2, 1962	B: 963172	May 15, 2019	Charles M. Schulz	United Feature Comics
10.	March 9, 1962	B: 963173	May 15, 2019	Charles M. Schulz	United Feature Comics
11.	March 16, 1962	B: 963174	May 15, 2019	Charles M. Schulz	United Feature Comics
12.	March 23, 1962	B: 963175	May 15, 2019	Charles M. Schulz	United Feature Comics
13.	March 30, 1962	B: 963176	May 15, 2019	Charles M. Schulz	United Feature Comics
14.	April 6, 1962	B: 967710	May 15, 2019	Charles M. Schulz	United Feature Comics
15.	April 13, 1962	B: 967711	May 15, 2019	Charles M. Schulz	United Feature Comics
16.	April 20, 1962 B	: 967712	May 15, 2019	Charles M. Schulz	United Feature Comics
17.	April 27, 1962	B: 967713	May 15, 2019	Charles M. Schulz	United Feature Comics
18.	May 4, 1962	B: 975044	May 15, 2019	Charles M. Schulz	United Feature Comics
19.	May 11, 1962	B: 975045	May 15, 2019	Charles M. Schulz	United Feature Comics
20.	May 18, 1962	B: 975046	May 15, 2019	Charles M. Schulz	United Feature Comics
21.	May 25, 1962	B: 975047	May 15, 2019	Charles M. Schulz	United Feature Comics
22.	June 1, 1962	B: 979994	May 15, 2019	Charles M. Schulz	United Feature Comics
23.	June 8, 1962	B: 979995	May 15, 2019	Charles M. Schulz	United Feature Comics
24.	June 15, 1962	B: 979996	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
25.	June 22, 1962	B: 979997	May 15, 2019	Charles M. Schulz	United Feature Comics
26.	June 29, 1962	B: 979998	May 15, 2019	Charles M. Schulz	United Feature Comics
27.	July 6, 1962	B: 982567	May 15, 2019	Charles M. Schulz	United Feature Comics
28.	July 13, 1962	B: 982568	May 15, 2019	Charles M. Schulz	United Feature Comics
29.	July 20, 1962	B: 982569	May 15, 2019	Charles M. Schulz	United Feature Comics
30.	July 27, 1962	B: 982570	May 15, 2019	Charles M. Schulz	United Feature Comics
31.	August 3, 1962	B: 990613	May 15, 2019	Charles M. Schulz	United Feature Comics
32.	August 10, 1962	B: 990614	May 15, 2019	Charles M. Schulz	United Feature Comics
33.	August 17, 1962	B: 990615	May 15, 2019	Charles M. Schulz	United Feature Comics
34.	August 24, 1962	B: 990616	May 15, 2019	Charles M. Schulz	United Feature Comics
35.	August 31, 1962	B: 990617	May 15, 2019	Charles M. Schulz	United Feature Comics
36.	September 7, 1962	B: 995910	May 15, 2019	Charles M. Schulz	United Feature Comics
37.	September 14, 1962	B: 995911	May 15, 2019	Charles M. Schulz	United Feature Comics
38.	September 21, 1962	B: 995912	May 15, 2019	Charles M. Schulz	United Feature Comics
39.	September 28, 1962	B: 995913	May 15, 2019	Charles M. Schulz	United Feature Comics
40.	October 5, 1962	B: 999655	May 15, 2019	Charles M. Schulz	United Feature Comics
41.	October 12, 1962	B: 999656	May 15, 2019	Charles M. Schulz	United Feature Comics
42.	October 19, 1962	B: 999657	May 15, 2019	Charles M. Schulz	United Feature Comics
43.	October 26, 1962	B: 999658	May 15, 2019	Charles M. Schulz	United Feature Comics
44.	November 2, 1962	B: 8212	May 15, 2019	Charles M. Schulz	United Feature Comics
45.	November 9, 1962	B: 8213	May 15, 2019	Charles M. Schulz	United Feature Comics
46.	November 16, 1962	B: 8214	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
47.	November 23, 1962	B: 8215	May 15, 2019	Charles M. Schulz	United Feature Comics
48.	November 30, 1962	B: 8216	May 15, 2019	Charles M. Schulz	United Feature Comics
49.	December 7, 1962	B: 13712	May 15, 2019	Charles M. Schulz	United Feature Comics
50.	December 14, 1962	B: 13713	May 15, 2019	Charles M. Schulz	United Feature Comics
51.	December 21, 1962	B: 13715	May 15, 2019	Charles M. Schulz	United Feature Comics
52.	December 28, 1962	B: 13714	May 15, 2019	Charles M. Schulz	United Feature Comics
1963
1.	January 4, 1963	B: 19439	May 15, 2019	Charles M. Schulz	United Feature Comics
2.	January 11, 1963	B: 19440	May 15, 2019	Charles M. Schulz	United Feature Comics
3.	January 18, 1963	B: 19441	May 15, 2019	Charles M. Schulz	United Feature Comics
4.	January 25, 1963	B: 19442	May 15, 2019	Charles M. Schulz	United Feature Comics
5.	February 1, 1963	B: 24110	May 15, 2019	Charles M. Schulz	United Feature Comics
6.	February 8, 1963	B: 24111	May 15, 2019	Charles M. Schulz	United Feature Comics
7.	February 15, 1963	B: 24112	May 15, 2019	Charles M. Schulz	United Feature Comics
8.	February 22, 1963	B: 24113	May 15, 2019	Charles M. Schulz	United Feature Comics
9.	March 1, 1963	B: 33102	May 15, 2019	Charles M. Schulz	United Feature Comics
10.	March 8, 1963	B: 33103	May 15, 2019	Charles M. Schulz	United Feature Comics
11.	March 15, 1963	B: 33104	May 15, 2019	Charles M. Schulz	United Feature Comics
12.	March 22, 1963	B: 33105	May 15, 2019	Charles M. Schulz	United Feature Comics
13.	March 29, 1963	B: 33106	May 15, 2019	Charles M. Schulz	United Feature Comics
14.	April 5, 1963	B: 39322	May 15, 2019	Charles M. Schulz	United Feature Comics
15.	April 12, 1963	B: 39323	May 15, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
16.	April 19, 1963	B: 39324	May 15, 2019	Charles M. Schulz	United Feature Comics
17.	April 26, 1963	B: 39325	May 15, 2019	Charles M. Schulz	United Feature Comics
18.	May 3, 1963	B: 45183	May 15, 2019	Charles M. Schulz	United Feature Comics
19.	May 10, 1963	B: 45184	May 15, 2019	Charles M. Schulz	United Feature Comics
20.	May 17, 1963	B: 45185	May 17, 2019	Charles M. Schulz	United Feature Comics
21.	May 24, 1963	B: 45186	May 24, 2019	Charles M. Schulz	United Feature Comics
22.	May 31, 1963	B: 45187	May 31, 2019	Charles M. Schulz	United Feature Comics
23.	June 7, 1963	B: 49856	June 7, 2019	Charles M. Schulz	United Feature Comics
24.	June 14, 1963	B: 49857	June 14, 2019	Charles M. Schulz	United Feature Comics
25.	June 21, 1963	B: 49858	June 21, 2019	Charles M. Schulz	United Feature Comics
26.	June 28, 1963	B: 49859	June 28, 2019	Charles M. Schulz	United Feature Comics
27.	July 5, 1963	B: 55366	July 5, 2019	Charles M. Schulz	United Feature Comics
28.	July 12, 1963	B: 55367	July 12, 2019	Charles M. Schulz	United Feature Comics
29.	July 19, 1963	B: 55368	July 19, 2019	Charles M. Schulz	United Feature Comics
30.	July 26, 1963	B: 55369	July 26, 2019	Charles M. Schulz	United Feature Comics
31.	August 2, 1963	B: 61352	August 2, 2019	Charles M. Schulz	United Feature Comics
32.	August 9, 1963	B: 61353	August 9, 2019	Charles M. Schulz	United Feature Comics
33.	August 16, 1963	B: 61354	August 16, 2019	Charles M. Schulz	United Feature Comics
34.	August 23, 1963	B: 61355	August 23, 2019	Charles M. Schulz	United Feature Comics
35.	August 30, 1963	B: 61356	August 30, 2019	Charles M. Schulz	United Feature Comics
36.	September 6, 1963	B: 72227	September 6, 2019	Charles M. Schulz	United Feature Comics
37.	September 13, 1963	B: 72228	September 13, 2019	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
38.	September 20, 1963	B: 72226	September 20, 2019	Charles M. Schulz	United Feature Comics
39.	September 27, 1963	B: 72225	September 27, 2019	Charles M. Schulz	United Feature Comics
40.	October 4, 1963	B: 75541	October 4, 2019	Charles M. Schulz	United Feature Comics
41.	October 11, 1963	B: 75542	October 11, 2019	Charles M. Schulz	United Feature Comics
42.	October 18, 1963	B: 75543	May 15, 2019	Charles M. Schulz	United Feature Comics
43.	October 25, 1963	B: 75540	October 25, 2019	Charles M. Schulz	United Feature Comics
44.	November 1, 1963	B: 76155	November 1, 2019	Charles M. Schulz	United Feature Comics
45.	November 08, 1963	B: 76156	November 08, 2019	Charles M. Schulz	United Feature Comics
46.	November 15, 1963	B: 76157	November 15, 2019	Charles M. Schulz	United Feature Comics
47.	November 22, 1963	B: 76158	November 22, 2019	Charles M. Schulz	United Feature Comics
48.	November 29, 1963	B: 76059	November 29, 2019	Charles M. Schulz	United Feature Comics
49.	December 6, 1963	B: 83479	December 6, 2019	Charles M. Schulz	United Feature Comics
50.	December 13, 1963	B: 83480	December 13, 2019	Charles M. Schulz	United Feature Comics
51.	December 20, 1963	B: 83477	December 20, 2019	Charles M. Schulz	United Feature Comics
52.	December 27, 1963	B: 83478	December 27, 2019	Charles M. Schulz	United Feature Comics
1964
1.	January 3, 1964	B: 92178	January 03, 2020	Charles M. Schulz	United Feature Comics
2.	January 10, 1964	B: 92182	January 10, 2020	Charles M. Schulz	United Feature Comics
3.	January 17, 1964	B: 92181	January 17, 2020	Charles M. Schulz	United Feature Comics
4.	January 24, 1964	B: 92180	January 24, 2020	Charles M. Schulz	United Feature Comics
5.	January 31, 1964	B: 92179	January 31, 2020	Charles M. Schulz	United Feature Comics
6.	February 7, 1964	B: 98947	February 07, 2020	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
7.	February 14, 1964	B: 98948	February 14, 2020	Charles M. Schulz	United Feature Comics
8.	February 21, 1964	B: 98949	February 21, 2020	Charles M. Schulz	United Feature Comics
9.	February 28, 1964	B: 98950	February 28, 2020	Charles M. Schulz	United Feature Comics
10.	March 6, 1964	B: 105942	March 06, 2020	Charles M. Schulz	United Feature Comics
11.	March 13, 1964	B: 105943	March 13, 2020	Charles M. Schulz	United Feature Comics
12.	March 20, 1964	B: 105944	March 20, 2020	Charles M. Schulz	United Feature Comics
13.	March 27, 1964	B: 105945	March 27, 2020	Charles M. Schulz	United Feature Comics
14.	April 3, 1964	B: 109172	April 03, 2020	Charles M. Schulz	United Feature Comics
15.	April 10, 1964	B: 109173	April 10, 2020	Charles M. Schulz	United Feature Comics
16.	April 17, 1964	B: 109174	April 17, 2020	Charles M. Schulz	United Feature Comics
17.	April 24, 1964	B: 109175	April 24, 2020	Charles M. Schulz	United Feature Comics
18.	May 1, 1964	B: 114596	May 01, 2020	Charles M. Schulz	United Feature Comics
19.	May 8, 1964	B: 114597	May 08, 2020	Charles M. Schulz	United Feature Comics
20.	May 15, 1964	B: 114598	May 15, 2020	Charles M. Schulz	United Feature Comics
21.	May 22, 1964	B: 114599	May 22, 2020	Charles M. Schulz	United Feature Comics
22.	May 29, 1964	B: 114600	May 29, 2020	Charles M. Schulz	United Feature Comics
23.	June 5, 1964	B: 120570	June 05, 2020	Charles M. Schulz	United Feature Comics
24.	June 12, 1964	B: 120571	June 12, 2020	Charles M. Schulz	United Feature Comics
25.	June 19, 1964	B: 120572	June 19, 2020	Charles M. Schulz	United Feature Comics
26.	June 26, 1964	B: 120573	June 26, 2020	Charles M. Schulz	United Feature Comics
27.	July 3, 1964	B: 127855	July 03, 2020	Charles M. Schulz	United Feature Comics
28.	July 10, 1964	B: 127856	July 10, 2020	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
29.	July 17, 1964	B: 127857	July 17, 2020	Charles M. Schulz	United Feature Comics
30.	July 24, 1964	B: 127858	July 24, 2020	Charles M. Schulz	United Feature Comics
31.	July 31, 1964	B: 137570	July 31, 2020	Charles M. Schulz	United Feature Comics
32.	August 7, 1964	B: 137453	August 07, 2020	Charles M. Schulz	United Feature Comics
33.	August 14, 1964	B: 137454	August 14, 2020	Charles M. Schulz	United Feature Comics
34.	August 21, 1964	B: 137455	August 21, 2020	Charles M. Schulz	United Feature Comics
35.	August 28, 1964	B: 137456	August 28, 2020	Charles M. Schulz	United Feature Comics
36.	September 4, 1964	B: 146656	September 04, 2020	Charles M. Schulz	United Feature Comics
37.	September 11, 1964	B: 146654	September 11, 2020	Charles M. Schulz	United Feature Comics
38.	September 18, 1964	B: 146655	September 18, 2020	Charles M. Schulz	United Feature Comics
39.	September 25, 1964	B: 146653	September 25, 2020	Charles M. Schulz	United Feature Comics
40.	October 2, 1964	B: 151203	October 02, 2020	Charles M. Schulz	United Feature Comics
41.	October 9, 1964	B: 151204	October 09, 2020	Charles M. Schulz	United Feature Comics
42.	October 16, 1964	B: 151205	October 16, 2020	Charles M. Schulz	United Feature Comics
43.	October 23, 1964	B: 151206	October 23, 2020	Charles M. Schulz	United Feature Comics
44.	October 30, 1964	B: 151202	October 30, 2020	Charles M. Schulz	United Feature Comics
45.	November 6, 1964	B: 156638	November 06, 2020	Charles M. Schulz	United Feature Comics
46.	November 13, 1964	B: 156639	November 13, 2020	Charles M. Schulz	United Feature Comics
47.	November 20, 1964	B: 156639	November 20, 2020	Charles M. Schulz	United Feature Comics
48.	November 27, 1964	B: 156639	November 27, 2020	Charles M. Schulz	United Feature Comics
49.	December 4, 1964	B: 156639	December 04, 2020	Charles M. Schulz	United Feature Comics
50.	December 11, 1964	B: 156639	December 11, 2020	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
51.	December 18, 1964	B: 156639	December 18, 2020	Charles M. Schulz	United Feature Comics
52.	December 25, 1964	B: 156639	December 25, 2020	Charles M. Schulz	United Feature Comics
1965
1.	January 1, 1965	B: 166318	January 1, 2021	Charles M. Schulz	United Feature Comics
2.	January 8, 1965	B: 166319	January 8, 2021	Charles M. Schulz	United Feature Comics
3.	January 15, 1965	B: 166320	January 15, 2021	Charles M. Schulz	United Feature Comics
4.	January 22, 1965	B: 166321	January 22, 2021	Charles M. Schulz	United Feature Comics
5.	January 29, 1965	B 166322	January 29, 2021	Charles M. Schulz	United Feature Comics
6.	February 5, 1965	B: 176455	February 5, 2021	Charles M. Schulz	United Feature Comics
7.	February 12, 1965	B: 176454	February 12, 2021	Charles M. Schulz	United Feature Comics
8.	February 19, 1965	B: 176456	February 19, 2021	Charles M. Schulz	United Feature Comics
9.	February 26, 1965	B: 176453	February 26, 2021	Charles M. Schulz	United Feature Comics
10.	Mar 5, 1965	B: 182794	Mar 5, 2021	Charles M. Schulz	United Feature Comics
11.	March 12, 1965	B: 182795	March 12, 2021	Charles M. Schulz	United Feature Comics
12.	March 19, 1965	B: 182796	March 19, 2021	Charles M. Schulz	United Feature Comics
13.	March 26, 1965	B: 182797	March 26, 2021	Charles M. Schulz	United Feature Comics
14.	April 2, 1965	B: 198515	April 2, 2021	Charles M. Schulz	United Feature Comics
15.	April 9, 1965	B: 198516	April 9, 2021	Charles M. Schulz	United Feature Comics
16.	April 16, 1965	B: 198517	April 16, 2021	Charles M. Schulz	United Feature Comics
17.	April 23, 1965	B: 198518	April 23, 2021	Charles M. Schulz	United Feature Comics
18.	April 30, 1965	B: 198519	April 30, 2021	Charles M. Schulz	United Feature Comics
19.	May 7, 1965	B: 195759	May 7, 2021	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
20.	May 14, 1965	B: 195760	May 14, 2021	Charles M. Schulz	United Feature Comics
21.	May 21, 1965	B: 195761	May 21, 2021	Charles M. Schulz	United Feature Comics
22.	May 28, 1965	B: 195762	May 28, 2021	Charles M. Schulz	United Feature Comics
23.	June 4, 1965	B: 201431	June 4, 2021	Charles M. Schulz	United Feature Comics
24.	June 11, 1965	B: 201430	June 11, 2021	Charles M. Schulz	United Feature Comics
25.	June 18, 1965	B: 201429	June 18, 2021	Charles M. Schulz	United Feature Comics
26.	June 25, 1965	B: 201428	June 25, 2021	Charles M. Schulz	United Feature Comics
27.	July 2, 1965	B: 210051	July 2, 2021	Charles M. Schulz	United Feature Comics
28.	July 9, 1965	B: 210050	July 9, 2021	Charles M. Schulz	United Feature Comics
29.	July 16, 1965	B: 210049	July 16, 2021	Charles M. Schulz	United Feature Comics
30.	July 23, 1965	B: 210048	July 23, 2021	Charles M. Schulz	United Feature Comics
31.	July 30, 1965	B: 210047	July 30, 2021	Charles M. Schulz	United Feature Comics
32.	August 6, 1965	B: 213923	August 06, 2021	Charles M. Schulz	United Feature Comics
33.	August 13, 1965	B: 213922	August 13, 2021	Charles M. Schulz	United Feature Comics
34.	August 20, 1965	B: 213921	August 20, 2021	Charles M. Schulz	United Feature Comics
35.	August 27, 1965	B: 213920	August 27, 2021	Charles M. Schulz	United Feature Comics
36.	September 3, 1965	B: 221840	September 3, 2021	Charles M. Schulz	United Feature Comics
37.	September 10, 1965	B: 221841	September 10, 2021	Charles M. Schulz	United Feature Comics
38.	September 17, 1965	B: 221842	September 17, 2021	Charles M. Schulz	United Feature Comics
39.	September 24, 1965	B: 221843	September 24, 2021	Charles M. Schulz	United Feature Comics
40.	October 1, 1965	B: 226130	October 1, 2021	Charles M. Schulz	United Feature Comics
41.	October 8, 1965	B: 226131	October 8, 2021	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
42.	October 15, 1965	B: 226132	October 15, 2021	Charles M. Schulz	United Feature Comics
43.	October 22, 1965	B: 226133	October 22, 2021	Charles M. Schulz	United Feature Comics
44.	October 29, 1965	B: 226134	October 29, 2021	Charles M. Schulz	United Feature Comics
45.	November 5, 1965	B: 249334	November 5, 2021	Charles M. Schulz	United Feature Comics
46.	November 12, 1965	B: 249335	November 12, 2021	Charles M. Schulz	United Feature Comics
47.	November 19, 1965	B: 249337	November 19, 2021	Charles M. Schulz	United Feature Comics
48.	November 26, 1965	B: 249336	November 26, 2021	Charles M. Schulz	United Feature Comics
49.	December 3, 1965	B: 267233	December 3, 2021	Charles M. Schulz	United Feature Comics
50.	December 10, 1965	B: 267234	December 10, 2021	Charles M. Schulz	United Feature Comics
51.	December 17, 1965	B: 243892	December 17, 2021	Charles M. Schulz	United Feature Comics
52.	December 19, 1965	B: 267235	December 19, 2021	Charles M. Schulz	United Feature Comics
1966
1.	January 1, 1966	B: 271650	January 01, 2022	Charles M. Schulz	United Feature Comics
2.	January 7, 1966	B: 271549	January 07, 2022	Charles M. Schulz	United Feature Comics
3.	January 14, 1966	B: 271651	January 14, 2022	Charles M. Schulz	United Feature Comics
4.	January 21, 1966	B: 271548	January 21, 2022	Charles M. Schulz	United Feature Comics
5.	January 28, 1966	B: 271653	January 28, 2022	Charles M. Schulz	United Feature Comics
6.	February 4, 1966	B: 258197	February 04, 2022	Charles M. Schulz	United Feature Comics
7.	February 11, 1966	B: 258198	February 11, 2022	Charles M. Schulz	United Feature Comics
8.	February 18, 1966	B: 258199	February 18, 2022	Charles M. Schulz	United Feature Comics
9.	February 25, 1966	B: 258200	February 25, 2022	Charles M. Schulz	United Feature Comics
10.	March 4, 1966	B: 264859	March 04, 2022	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
11.	March 11, 1966	B: 264860	March 11, 2022	Charles M. Schulz	United Feature Comics
12.	March 18, 1966	B:264861	March 18, 2022	Charles M. Schulz	United Feature Comics
13.	March 25, 1966	B: 264862	March 25, 2022	Charles M. Schulz	United Feature Comics
14.	April 1, 1966	B: 266568	April 01, 2022	Charles M. Schulz	United Feature Comics
15.	April 8, 1966	B: 266569	April 08, 2022	Charles M. Schulz	United Feature Comics
16.	April 15, 1966	B: 266570	April 15, 2022	Charles M. Schulz	United Feature Comics
17.	April 22, 1966	B: 266571	April 22, 2022	Charles M. Schulz	United Feature Comics
18.	April 29, 1966	B: 266572	April 29, 2022	Charles M. Schulz	United Feature Comics
19.	May 6, 1966	B: 274535	May 06, 2022	Charles M. Schulz	United Feature Comics
20.	May 13, 1966	B: 274534	May 13, 2022	Charles M. Schulz	United Feature Comics
21.	May 20, 1966	B: 274533	May 20, 2022	Charles M. Schulz	United Feature Comics
22.	May 27, 1966	B: 274532	May 27, 2022	Charles M. Schulz	United Feature Comics
23.	June 3, 1966	B: 279342	June 03, 2022	Charles M. Schulz	United Feature Comics
24.	June 10, 1966	B: 279343	June 10, 2022	Charles M. Schulz	United Feature Comics
25.	June 17, 1966	B: 279344	June 17, 2022	Charles M. Schulz	United Feature Comics
26.	June 25, 1966	B: 279345	June 25, 2022	Charles M. Schulz	United Feature Comics
27.	July 1, 1966	B: 283858	July 01, 2022	Charles M. Schulz	United Feature Comics
28.	July 8, 1966	B: 283862	July 08, 2022	Charles M. Schulz	United Feature Comics
29.	July 15, 1966	B: 283861	July 15, 2022	Charles M. Schulz	United Feature Comics
30.	July 22, 1966	B: 283860	July 22, 2022	Charles M. Schulz	United Feature Comics
31.	July 29, 1966	B: 283859	July 29, 2022	Charles M. Schulz	United Feature Comics
32.	August 5, 1966	B: 293580	August 05, 2022	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
33.	August 12, 1966	B: 293577	August 12, 2022	Charles M. Schulz	United Feature Comics
34.	August 19, 1966	B: 293578	August 19, 2022	Charles M. Schulz	United Feature Comics
35.	August 26, 1966	B: 293579	August 26, 2022	Charles M. Schulz	United Feature Comics
36.	September 2, 1966	B: 305390	September 02, 2022	Charles M. Schulz	United Feature Comics
37.	September 9, 1966	B: 305398	September 09, 2022	Charles M. Schulz	United Feature Comics
38.	September 16, 1966	B: 305397	September 16, 2022	Charles M. Schulz	United Feature Comics
39.	September 23, 1966	B: 305396	September 23, 2022	Charles M. Schulz	United Feature Comics
40.	September 30, 1966	B: 305395	September 30, 2022	Charles M. Schulz	United Feature Comics
41.	October 7, 1966	B: 305394	October 07, 2022	Charles M. Schulz	United Feature Comics
42.	October 14, 1966	B: 305393	October 14, 2022	Charles M. Schulz	United Feature Comics
43.	October 21, 1966	B: 305392	October 21, 2022	Charles M. Schulz	United Feature Comics
44.	October 28, 1966	B: 305391	October 28, 2022	Charles M. Schulz	United Feature Comics
45.	November 4, 1966	B: 312730	November 04, 2022	Charles M. Schulz	United Feature Comics
46.	November 11, 1966	B: 312731	November 11, 2022	Charles M. Schulz	United Feature Comics
47.	November 18, 1966	B: 312732	November 18, 2022	Charles M. Schulz	United Feature Comics
48.	November 25, 1966	B: 312733	November 25, 2022	Charles M. Schulz	United Feature Comics
49.	December 2, 1966	B: 318484	December 02, 2022	Charles M. Schulz	United Feature Comics
50.	December 9, 1966	B: 318487	December 09, 2022	Charles M. Schulz	United Feature Comics
51.	December 16, 1966	B: 318486	December 16, 2022	Charles M. Schulz	United Feature Comics
52.	December 23, 1966	B: 318485	December 23, 2022	Charles M. Schulz	United Feature Comics
1967
1.	January 1, 1967	B: 322525	January 01, 2023	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
2.	January 6, 1967	B: 322526	January 06, 2023	Charles M. Schulz	United Feature Comics
3.	January 13, 1967	B: 322527	January 13, 2023	Charles M. Schulz	United Feature Comics
4.	January 20, 1967	B: 322528	January 20, 2023	Charles M. Schulz	United Feature Comics
5.	January 27, 1967	B: 322529	January 27, 2023	Charles M. Schulz	United Feature Comics
6.	February 3, 1967	B: 331658	February 03, 2023	Charles M. Schulz	United Feature Comics
7.	February 10, 1967	B: 331659	February 10, 2023	Charles M. Schulz	United Feature Comics
8.	February 17, 1967	B: 331660	February 17, 2023	Charles M. Schulz	United Feature Comics
9.	February 24, 1967	B: 331661	February 24, 2023	Charles M. Schulz	United Feature Comics
10.	March 3, 1967	B: 337476	March 03, 2023	Charles M. Schulz	United Feature Comics
11.	March 10, 1967	B: 337475	March 10, 2023	Charles M. Schulz	United Feature Comics
12.	March 17, 1967	B: 337474	March 17, 2023	Charles M. Schulz	United Feature Comics
13.	March 24, 1967	B: 337473	March 24, 2023	Charles M. Schulz	United Feature Comics
14.	March 31, 1967	B: 337472	March 31, 2023	Charles M. Schulz	United Feature Comics
15.	April 7, 1967	B: 350191	April 07, 2023	Charles M. Schulz	United Feature Comics
16.	April 14, 1967	B: 350190	April 14, 2023	Charles M. Schulz	United Feature Comics
17.	April 21, 1967	B: 350189	April 21, 2023	Charles M. Schulz	United Feature Comics
18.	April 28, 1967	B: 350188	April 28, 2023	Charles M. Schulz	United Feature Comics
19.	May 5, 1967	B: 348920	May 5, 2023	Charles M. Schulz	United Feature Comics
20.	May 12, 1967	B: 348919	May 12, 2023	Charles M. Schulz	United Feature Comics
21.	May 19, 1967	B: 348918	May 19, 2023	Charles M. Schulz	United Feature Comics
22.	May 26, 1967	B: 648917	May 26, 2023	Charles M. Schulz	United Feature Comics
23.	June 2, 1967	B: 361529	June 2, 2023	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
24.	June 9, 1967	B: 361530	June 9, 2023	Charles M. Schulz	United Feature Comics
25.	June 16, 1967	B: 361531	June 16, 2023	Charles M. Schulz	United Feature Comics
26.	June 23, 1967	B: 361532	June 23, 2023	Charles M. Schulz	United Feature Comics
27.	June 30, 1967	B: 361533	June 30, 2023	Charles M. Schulz	United Feature Comics
28.	July 7, 1967	B: 371623	July 7, 2023	Charles M. Schulz	United Feature Comics
29.	July 14, 1967	B: 371622	July 14, 2023	Charles M. Schulz	United Feature Comics
30.	July 21, 1967	B: 371621	July 21, 2023	Charles M. Schulz	United Feature Comics
31.	July 28, 1967	B: 371620	July 28, 2023	Charles M. Schulz	United Feature Comics
32.	August 4, 1967	B: 371619	August 4, 2023	Charles M. Schulz	United Feature Comics
33.	August 11, 1967	B: 371618	August 11, 2023	Charles M. Schulz	United Feature Comics
34.	August 18, 1967	B: 371617	August 18, 2023	Charles M. Schulz	United Feature Comics
35.	August 25, 1967	B: 371624	August 25, 2023	Charles M. Schulz	United Feature Comics
36.	September 1, 1967	B: 377211	September 1, 2023	Charles M. Schulz	United Feature Comics
37.	September 08, 1967	B: 377214	September 8, 2023	Charles M. Schulz	United Feature Comics
38.	September 15, 1967	B: 377213	September 15, 2023	Charles M. Schulz	United Feature Comics
39.	September 22, 1967	B: 377212	September 22, 2023	Charles M. Schulz	United Feature Comics
40.	September 29, 1967	B: 377215	September 29, 2023	Charles M. Schulz	United Feature Comics
41.	October 6, 1967	B: 385823	October 06, 2023	Charles M. Schulz	United Feature Comics
42.	October 13, 1967	B: 385320	October 13, 2023	Charles M. Schulz	United Feature Comics
43.	October 20, 1967	B: 385321	October 20, 2023	Charles M. Schulz	United Feature Comics
44.	October 27, 1967	B: 385322	October 27, 2023	Charles M. Schulz	United Feature Comics
45.	November 3, 1967	B: 394606	November 3, 2023	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
46.	November 10, 1967	B: 394603	November 10, 2023	Charles M. Schulz	United Feature Comics
47.	November 17, 1967	B: 394604	November 17, 2023	Charles M. Schulz	United Feature Comics
48.	November 24, 1967	B: 394605	November 24, 2023	Charles M. Schulz	United Feature Comics
49.	December 1, 1967	B: 404276	December 1, 2023	Charles M. Schulz	United Feature Comics
50.	December 8, 1967	B: 404272	December 8, 2023	Charles M. Schulz	United Feature Comics
51.	December 15, 1967	B: 404273	December 15, 2023	Charles M. Schulz	United Feature Comics
52.	December 22, 1967	B: 408436	December 22, 2023	Charles M. Schulz	United Feature Comics
1968
1.	January 1, 1968	B: 404271	January 1, 2024	Charles M. Schulz	United Feature Comics
2.	January 5, 1968	B: 404278	January 5, 2024	Charles M. Schulz	United Feature Comics
3.	January 12, 1968	B: 404277	January 12, 2024	Charles M. Schulz	United Feature Comics
4.	January 19, 1968	B: 404274	January 19, 2024	Charles M. Schulz	United Feature Comics
5.	January 26, 1968	B: 404275	January 26, 2024	Charles M. Schulz	United Feature Comics
6.	February 2, 1968	B: 414823	February 2, 2024	Charles M. Schulz	United Feature Comics
7.	February 9, 1968	B: 414824	February 9, 2024	Charles M. Schulz	United Feature Comics
8.	February 16, 1968	B: 414825	February 16, 2024	Charles M. Schulz	United Feature Comics
9.	February 23, 1968	B: 414826	February 23, 2024	Charles M. Schulz	United Feature Comics
10.	March 1, 1968	B: 421346	March 1, 2024	Charles M. Schulz	United Feature Comics
11.	March 8, 1968	B: 421345	March 8, 2024	Charles M. Schulz	United Feature Comics
12.	March 15, 1968	B: 421244	March 15, 2024	Charles M. Schulz	United Feature Comics
13.	March 22, 1968	B: 421243	March 22, 2024	Charles M. Schulz	United Feature Comics
14.	March 29, 1968	B: 421242	March 29, 2024	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
15.	April 5, 1968	B: 424066	April 05, 2024	Charles M. Schulz	United Feature Comics
16.	April 12, 1968	B: 424065	April 12, 2024	Charles M. Schulz	United Feature Comics
17.	April 19, 1968	B: 424064	April 19, 2024	Charles M. Schulz	United Feature Comics
18.	April 26, 1968	B: 424063	April 26, 2024	Charles M. Schulz	United Feature Comics
19.	May 3, 1968	B: 435446	May 3, 2024	Charles M. Schulz	United Feature Comics
20.	May 10, 1968	B: 435445	May 10, 2024	Charles M. Schulz	United Feature Comics
21.	May 17, 1968	B: 435444	May 17, 2024	Charles M. Schulz	United Feature Comics
22.	May 24, 1968	B: 435443	May 24, 2024	Charles M. Schulz	United Feature Comics
23.	May 31, 1968	B: 435442	May 31, 2024	Charles M. Schulz	United Feature Comics
24.	June 7, 1968	B: 442027	June 07, 2024	Charles M. Schulz	United Feature Comics
25.	June 14, 1968	B: 442026	June 14, 2024	Charles M. Schulz	United Feature Comics
26.	June 21, 1968	B: 442025	June 21, 2024	Charles M. Schulz	United Feature Comics
27.	June 28, 1968	B: 442024	June 28, 2024	Charles M. Schulz	United Feature Comics
28.	July 5, 1968	B: 444282	July 5, 2024	Charles M. Schulz	United Feature Comics
29.	July 12, 1968	B: 444283	July 12, 2024	Charles M. Schulz	United Feature Comics
30.	July 19, 1968	B: 444284	July 19, 2024	Charles M. Schulz	United Feature Comics
31.	July 26, 1968	B: 444281	July 26, 2024	Charles M. Schulz	United Feature Comics
32.	August 2, 1968	B: 453320	August 2, 2024	Charles M. Schulz	United Feature Comics
33.	August 9, 1968	B: 453316	August 9, 2024	Charles M. Schulz	United Feature Comics
34.	August 16, 1968	B: 453317	August 16, 2024	Charles M. Schulz	United Feature Comics
35.	August 23, 1968	B: 453318	August 23, 2024	Charles M. Schulz	United Feature Comics
36.	August 30, 1968	B: 453319	August 30, 2024	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
37.	September 6, 1968	B: 460056	September 6, 2024	Charles M. Schulz	United Feature Comics
38.	September 13, 1968	B: 460055	September 13, 2024	Charles M. Schulz	United Feature Comics
39.	September 20, 1968	B: 460054	September 20, 2024	Charles M. Schulz	United Feature Comics
40.	September 27, 1968	B: 460053	September 27, 2024	Charles M. Schulz	United Feature Comics
41.	October 4, 1968	B: 470961	October 4, 2024	Charles M. Schulz	United Feature Comics
42.	October 11, 1968	B: 470962	October 11, 2024	Charles M. Schulz	United Feature Comics
43.	October 18, 1968	B: 470963	October 18, 2024	Charles M. Schulz	United Feature Comics
44.	October 25, 1968	B: 470964	October 25, 2024	Charles M. Schulz	United Feature Comics
45.	November 1, 1968	B: 470965	November 1, 2024	Charles M. Schulz	United Feature Comics
46.	November 8, 1968	B: 470966	November 8, 2024	Charles M. Schulz	United Feature Comics
47.	November 15, 1968	B: 470967	November 15, 2024	Charles M. Schulz	United Feature Comics
48.	November 22, 1968	B: 470968	November 22, 2024	Charles M. Schulz	United Feature Comics
49.	November 29, 1968	B: 470969	November 29, 2024	Charles M. Schulz	United Feature Comics
50.	December 6, 1968	B: 484344	December 6, 2024	Charles M. Schulz	United Feature Comics
51.	December 13, 1968	B: 484345	December 13, 2024	Charles M. Schulz	United Feature Comics
52.	December 20, 1968	B: 484346	December 20, 2024	Charles M. Schulz	United Feature Comics
53.	December 27, 1968	B: 484347	December 27, 2024	Charles M. Schulz	United Feature Comics
1969
1.	January 3, 1969	B: 484339	January 3, 2025	Charles M. Schulz	United Feature Comics
2.	January 10, 1969	B: 484340	January 10, 2025	Charles M. Schulz	United Feature Comics
3.	January 17, 1969	B: 484341	January 17, 2025	Charles M. Schulz	United Feature Comics
4.	January 24, 1969	B: 484342	January 24, 2025	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
5.	January 31, 1969	B: 484343	January 31, 2025	Charles M. Schulz	United Feature Comics
6.	February 7, 1969	B: 495285	February 7, 2025	Charles M. Schulz	United Feature Comics
7.	February 14, 1969	B: 495284	February 14, 2025	Charles M. Schulz	United Feature Comics
8.	February 21, 1969	B: 492283	February 21, 2025	Charles M. Schulz	United Feature Comics
9.	February 28, 1969	B: 512198	February 28, 2025	Charles M. Schulz	United Feature Comics
10.	March 7, 1969	B: 501402	March 7, 2025	Charles M. Schulz	United Feature Comics
11.	March 14, 1969	B: 501403	March 14, 2025	Charles M. Schulz	United Feature Comics
12.	March 21, 1969	B: 501404	March 21, 2025	Charles M. Schulz	United Feature Comics
13.	March 28, 1969	B: 501405	March 28, 2025	Charles M. Schulz	United Feature Comics
14.	April 4, 1969	B: 506718	April 4, 2025	Charles M. Schulz	United Feature Comics
15.	April 11, 1969	B: 506719	April 11, 2025	Charles M. Schulz	United Feature Comics
16.	April 18, 1969	B: 506720	April 18, 2025	Charles M. Schulz	United Feature Comics
17.	April 25, 1969	B: 506721	April 25, 2025	Charles M. Schulz	United Feature Comics
18.	May 2, 1969	B: 515173	May 2, 2025	Charles M. Schulz	United Feature Comics
19.	May 9, 1969	B: 515174	May 9, 2025	Charles M. Schulz	United Feature Comics
20.	May 16, 1969	B: 515175	May 16, 2025	Charles M. Schulz	United Feature Comics
21.	May 23, 1969	B: 515176	May 23, 2025	Charles M. Schulz	United Feature Comics
22.	May 30, 1969	B: 515177	May 30, 2025	Charles M. Schulz	United Feature Comics
23.	June 6, 1969	B: 522355	June 06, 2025	Charles M. Schulz	United Feature Comics
24.	June 13, 1969	B: 522354	June 13, 2025	Charles M. Schulz	United Feature Comics
25.	June 20, 1969	B: 522353	June 20, 2025	Charles M. Schulz	United Feature Comics
26.	June 27, 1969	B: 522352	June 27, 2025	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
27.	July 4, 1969	B: 529493	July 04, 2025	Charles M. Schulz	United Feature Comics
28.	July 11, 1969	B: 529494	July 11, 2025	Charles M. Schulz	United Feature Comics
29.	July 18, 1969	B: 529495	July 18, 2025	Charles M. Schulz	United Feature Comics
30.	July 25, 1969	B: 529496	July 25, 2025	Charles M. Schulz	United Feature Comics
31.	August 1, 1969	B: 535926	August 1, 2025	Charles M. Schulz	United Feature Comics
32.	August 8, 1969	B: 535927	August 8, 2025	Charles M. Schulz	United Feature Comics
33.	August 15, 1969	B: 535928	August 15, 2025	Charles M. Schulz	United Feature Comics
34.	August 22, 1969	B: 535925	August 22, 2025	Charles M. Schulz	United Feature Comics
35.	August 29, 1969	B: 535924	August 29, 2025	Charles M. Schulz	United Feature Comics
36.	September 5, 1969	B: 540208	September 5, 2025	Charles M. Schulz	United Feature Comics
37.	September 12, 1969	B: 540209	September 12, 2025	Charles M. Schulz	United Feature Comics
38.	September 19, 1969	B: 540211	September 19, 2025	Charles M. Schulz	United Feature Comics
39.	September 26, 1969	B: 540210	September 26, 2025	Charles M. Schulz	United Feature Comics
40.	October 3, 1969	B: 547863	October 3, 2025	Charles M. Schulz	United Feature Comics
41.	October 10, 1969	B: 547862	October 10, 2025	Charles M. Schulz	United Feature Comics
42.	October 17, 1969	B: 547861	October 17, 2025	Charles M. Schulz	United Feature Comics
43.	October 24, 1969	B: 547860	October 24, 2025	Charles M. Schulz	United Feature Comics
44.	October 31, 1969	B: 547859	October 31, 2025	Charles M. Schulz	United Feature Comics
45.	November 7, 1969	B: 552688	November 7, 2025	Charles M. Schulz	United Feature Comics
46.	November 14, 1969	B: 552687	November 14, 2025	Charles M. Schulz	United Feature Comics
47.	November 21, 1969	B: 552686	November 21, 2025	Charles M. Schulz	United Feature Comics
48.	November 28, 1969	B: 552685	November 28, 2025	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
49.	December 5, 1969	B: 561286	December 05, 2025	Charles M. Schulz	United Feature Comics
50.	December 12, 1969	B: 561287	December 12, 2025	Charles M. Schulz	United Feature Comics
51.	December 19, 1969	B: 561288	December 19, 2025	Charles M. Schulz	United Feature Comics
52.	December 26, 1969	B: 561289	December 26, 2025	Charles M. Schulz	United Feature Comics
1970
1.	January 2, 1970	B: 566097	January 2, 2026	Charles M. Schulz	United Feature Comics
2.	January 9. 1970	B: 566093	January 9. 2026	Charles M. Schulz	United Feature Comics
3.	January 16, 1970	B: 566094	January 16, 2026	Charles M. Schulz	United Feature Comics
4.	January 23, 1970	B: 566095	January 23, 2026	Charles M. Schulz	United Feature Comics
5.	January 30, 1970	B: 566096	January 30, 2026	Charles M. Schulz	United Feature Comics
6.	February 6, 1970	B: 573639	February 6, 2026	Charles M. Schulz	United Feature Comics
7.	February 13, 1970	B: 573640	February 13, 2026	Charles M. Schulz	United Feature Comics
8.	February 20, 1970	B: 573641	February 20, 2026	Charles M. Schulz	United Feature Comics
9.	February 27, 1970	B: 573642	February 27, 2026	Charles M. Schulz	United Feature Comics
10.	March 6, 1970	B: 579090	March 06, 2026	Charles M. Schulz	United Feature Comics
11.	March 13, 1970	B: 579091	March 13, 2026	Charles M. Schulz	United Feature Comics
12.	March 20, 1970	B: 579089	March 20, 2026	Charles M. Schulz	United Feature Comics
13.	March 27, 1970	B: 579092	March 27, 2026	Charles M. Schulz	United Feature Comics
14.	April 3, 1970	B: 589010	April 03, 2026	Charles M. Schulz	United Feature Comics
15.	April 10, 1970	B: 589009	April 10, 2026	Charles M. Schulz	United Feature Comics
16.	April 17, 1970	B: 589008	April 17, 2026	Charles M. Schulz	United Feature Comics
17.	April 24, 1970	B: 589011	April 24, 2026	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
18.	May 1, 1970	B: 596127	May 1, 2026	Charles M. Schulz	United Feature Comics
19.	May 8, 1970	B: 596126	May 8, 2026	Charles M. Schulz	United Feature Comics
20.	May 15, 1970	B: 596125	May 15, 2026	Charles M. Schulz	United Feature Comics
21.	May 22, 1970	B: 596124	May 22, 2026	Charles M. Schulz	United Feature Comics
22.	May 29, 1970	B: 596123	May 29, 2026	Charles M. Schulz	United Feature Comics
23.	June 5, 1970	B: 608583	June 5, 2026	Charles M. Schulz	United Feature Comics
24.	June 12, 1970	B: 608582	June 12, 2026	Charles M. Schulz	United Feature Comics
25.	June 19, 1970	B: 608581	June 19, 2026	Charles M. Schulz	United Feature Comics
26.	June 26, 1970	B: 608584	June 26, 2026	Charles M. Schulz	United Feature Comics
27.	July 3, 1970	B: 608522	July 3, 2026	Charles M. Schulz	United Feature Comics
28.	July 10, 1970	B: 608523	July 10, 2026	Charles M. Schulz	United Feature Comics
29.	July 17, 1970	B: 608520	July 17, 2026	Charles M. Schulz	United Feature Comics
30.	July 24, 1970	B: 613190	July 24, 2026	Charles M. Schulz	United Feature Comics
31.	July 31, 1970	B: 608521	July 31, 2026	Charles M. Schulz	United Feature Comics
32.	August 7, 1970	B: 619478	August 7, 2026	Charles M. Schulz	United Feature Comics
33.	August 14, 1970	B: 619479	August 14, 2026	Charles M. Schulz	United Feature Comics
34.	August 21, 1970	B: 619477	August 21, 2026	Charles M. Schulz	United Feature Comics
35.	August 28, 1970	B: 619480	August 28, 2026	Charles M. Schulz	United Feature Comics
36.	September 4, 1970	B: 623564	September 4, 2026	Charles M. Schulz	United Feature Comics
37.	September 11, 1970	B: 623565	September 11, 2026	Charles M. Schulz	United Feature Comics
38.	September 18, 1970	B: 623566	September 18, 2026	Charles M. Schulz	United Feature Comics
39.	September 25, 1970	B: 623567	September 25, 2026	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
40.	October 2, 1970	B: 627984	October 2, 2026	Charles M. Schulz	United Feature Comics
41.	October 9, 1970	B: 627985	October 9, 2026	Charles M. Schulz	United Feature Comics
42.	October 16, 1970	B: 627986	October 16, 2026	Charles M. Schulz	United Feature Comics
43.	October 23, 1970	B: 627987	October 23, 2026	Charles M. Schulz	United Feature Comics
44.	October 30, 1970	B: 627988	October 30, 2026	Charles M. Schulz	United Feature Comics
45.	November 6, 1970	B: 635071	November 6, 2026	Charles M. Schulz	United Feature Comics
46.	November 13, 1970	B: 635072	November 13, 2026	Charles M. Schulz	United Feature Comics
47.	November 20, 1970	B: 635073	November 20, 2026	Charles M. Schulz	United Feature Comics
48.	November 27, 1970	B: 635074	November 27, 2026	Charles M. Schulz	United Feature Comics
49.	December 4, 1970	B: 645955	December 4, 2026	Charles M. Schulz	United Feature Comics
50.	December 11, 1970	B: 645956	December 11, 2026	Charles M. Schulz	United Feature Comics
51.	December 18, 1970	B: 645957	December 18, 2026	Charles M. Schulz	United Feature Comics
52.	December 25, 1970	B: 645958	December 25, 2026	Charles M. Schulz	United Feature Comics
1971
1.	January 1, 1971	B: 654058	January 1, 2027	Charles M. Schulz	United Feature Comics
2.	January 8, 1971	B: 654062	January 8, 2027	Charles M. Schulz	United Feature Comics
3.	January 15, 1971	B: 654060	January 15, 2027	Charles M. Schulz	United Feature Comics
4.	January 22, 1971	B: 654059	January 22, 2027	Charles M. Schulz	United Feature Comics
5.	January 29, 1971	B: 654061	January 29, 2027	Charles M. Schulz	United Feature Comics
6.	February 5, 1971	B: 657809	February 5, 2027	Charles M. Schulz	United Feature Comics
7.	February 12, 1971	B: 657808	February 12, 2027	Charles M. Schulz	United Feature Comics
8.	February 19, 1971	B: 567807	February 19, 2027	Charles M. Schulz	United Feature Comics

	Publication Date	Registration Number	Termination Date	Author	Title
9.	February 26, 1971	B: 567810	February 26, 2027	Charles M. Schulz	United Feature Comics
10.	March 5, 1971	B: 662419	March 5, 2027	Charles M. Schulz	United Feature Comics
11.	March 12, 1971	B: 662420	March 12, 2027	Charles M. Schulz	United Feature Comics
12.	March 19, 1971	B: 662421	March 19, 2027	Charles M. Schulz	United Feature Comics
13.	March 26, 1971	B: 678700	March 26, 2027	Charles M. Schulz	United Feature Comics
14.	April 2, 1971	B: 669500	April 2, 2027	Charles M. Schulz	United Feature Comics
15.	April 9, 1971	B: 669499	April 9, 2027	Charles M. Schulz	United Feature Comics
16.	April 16, 1971	B: 669498	April 16, 2027	Charles M. Schulz	United Feature Comics
17.	April 23, 1971	B: 669502	April 23, 2027	Charles M. Schulz	United Feature Comics
18.	April 30, 1971	B: 669501	April 30, 2027	Charles M. Schulz	United Feature Comics
19.	May 7, 1971	B: 679554	May 7, 2027	Charles M. Schulz	United Feature Comics
20.	May 14, 1971	B: 679553	May 14, 2027	Charles M. Schulz	United Feature Comics

Exhibit E

Agreement (Re-Grant of Rights Subject to Termination Notice)

AGREEMENT

THIS AGREEMENT is entered into, and effective as of this 3rd day of May 2017 (“Effective Date”), by and among [**]1 (collectively, the “Schulz Heirs”), on the one hand, and Peanuts Worldwide LLC (“PWW”), on the other hand.

RECITALS

A.           The Schulz Heirs and/or their predecessors-in-interest, including without limitation Charles M. Schulz, were parties to an agreement among United Feature Syndicate, Inc. (“UFS”), Charles M. Schulz, and The Trustees of the Schulz Family Renewal Copyright Trust, effective September 1, 1979 (as amended, the “1979 Agreement”).

B.           The Schulz Heirs’ predecessor-in-interest, Charles M. Schulz, was party to an agreement between UFS and Charles M. Schulz, effective June 14, 1950 (as amended, the “1950 Agreement”).

C.           The Schulz Heirs’ predecessor-in-interest, Charles M. Schulz, was party to an agreement between UFS and Charles M. Schulz, effective October 1, 1959 (as amended, the “1959 Agreement”, and, together with the 1950 Agreement and the 1979 Agreement, as each has been amended, the “Prior Agreements”).

D.           Prior to the Effective Date, the Schulz Heirs served a Notice of Termination of certain copyright grants under the Prior Agreements on PWW, as successor-in-interest to UFS, pursuant to Sections 203 and 304(c) of the United States Copyright Act, 17 U.S.C. Section 101 et seq., a copy of which is attached hereto as Exhibit A.

E.           The aforementioned Notice of Termination relates to the copyrighted works identified on Exhibit A thereto (the “Peanuts Copyrights”) regarding the comic feature entitled “Peanuts”.

F.           The Notice of Termination identifies the respective effective termination dates (each, a “Termination Date”) for the grants to PWW of each of the Peanuts Copyrights under the 1950 Agreement and/or the 1959 Agreement and/or the 1979 Agreement, as applicable, but does not otherwise terminate the 1950 Agreement or the 1959 Agreement (to the extent they are still in effect according to the terms of the 1979 Agreement) or the 1979 Agreement, each of which otherwise remains in effect.

G.           The parties have a successful commercial relationship which they mutually wish to continue but have agreed to address concerns regarding certain statutory termination rights relating to copyrights which the Schulz Heirs do not intend to exercise because, among other reasons, they will benefit, either directly or indirectly, from PWW maintaining its current rights in and to the Peanuts Copyrights.

1 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

H.           The Schulz Heirs served the Notice of Termination and the parties enter into this agreement for the Schulz Heirs to make a further automatic grant of rights to PWW (as successor-in-interest to UFS) pursuant to 17 U.S.C. Section 203(b)(4) and Section 304(c)(6)(D) of the United States Copyright Act and lawfully exhaust and extinguish any and all termination rights that may exist under Sections 203 or 304 of the United States Copyright Act with respect to the Peanuts Copyrights.

NOW, THEREFORE, for good and valuable consideration, including compensation that will flow either directly or indirectly to the Schulz Heirs by virtue of them re-granting rights to the Peanuts Copyrights under the Prior Agreements, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.          The parties agree that, for each Peanut Copyright, as of its designated Termination Date and, more precisely, effective immediately following the effectiveness of the termination noticed in the Notice of Termination attached as Exhibit A hereto, and without any further action by any of them, the rights to such Peanuts Copyrights are hereby re-granted to PWW to be possessed, owned, and utilized by PWW under the Prior Agreements on the identical terms on which the Peanuts Copyrights were granted by Charles M. Schulz to PWW’s predecessor-in-interest, UFS, under the Prior Agreements.

2.          By taking the actions set forth in this Agreement, it is the understanding and intent of the parties that the Peanuts Copyrights are not subject to any additional termination rights under Sections 203 or 304 of the United States Copyright Act.

3.          The Prior Agreements shall otherwise remain in full force and effect, including to the extent that they have otherwise been modified, amended and/or superseded by other subsequent agreements among the parties.

4.          This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns, to the extent permitted by law.

5.          This Agreement does not create a partnership or joint venture between the parties, and no party shall have any power to obligate or bind the others in any manner whatsoever. Except as expressly provided in paragraph 1 above, nothing in this Agreement grants to PWW or any third party any right, title or interest in or to any of the Peanuts Copyrights or any other intellectual property owned, controlled or licenseable by the Schulz Heirs or any of them individually, including by implication, estoppel or otherwise. Neither the Schulz Heirs nor PWW makes any representations or warranties with respect to the Peanuts Copyrights.

6.          All notices required to be sent to any party shall be in writing and sent by registered or certified mail, postage prepaid, return receipt requested, to:

If to the Schulz Heirs:

[**]2

With a copy to:

Spaulding McCullough & Tansil LLP
90 South E. Street, Suite 200

Santa Rosa, CA 95404
Attention: Barbara D. Gallagher

E-mail: Gallagher@smlaw.com

If to PWW:

Peanuts Worldwide LLC
c/o Iconix Brand Group, Inc.
1450 Broadway, 3rd Floor

New York, New York 10018
Attention: Jason Schaefer

With a copy to:

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attention: Nazim Zilkha

Daren Orzechowski

Each party may change its address by notices in writing to the other parties.

7.          This Agreement shall be governed by the laws of the State of New York, without regard to its conflicts of laws principles. Any dispute shall only be litigated in the federal or state courts located in New York, New York. No waiver by either party of a breach or default hereunder shall be deemed a waiver by such party of a subsequent breach or default of a like or similar nature. All rights and obligations created by this Agreement and which, by necessary implication, continue after its expiration or termination, shall survive such expiration or termination. This Agreement represents the entire understanding of the parties hereto with respect to the subject matter hereof, and supersedes all previous representations, understandings or agreements, oral, or written, between the parties with respect to the subject matter hereof other than the Prior Agreements. This Agreement cannot be modified except by a written instrument signed by the parties hereto. In any legal action between the parties hereto concerning this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys’ fees and costs. If any provision of this Agreement is held invalid, illegal, or unenforceable, such invalidity, illegality, or unenforceability will not affect any other provision of this Agreement. Each party shall prepare, execute and deliver such further documents, and perform such further acts, as are requested by the other parties to implement, effectuate and carry out the terms and provisions of this Agreement. PWW shall indemnify, defend and hold harmless the Schulz Heirs, and their successors and assigns, from and against any third party claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including attorneys’ fees and disbursements, arising from or relating to this Agreement, unless based on willful misconduct by the Schulz Heirs. Any and all fees, costs and expenses, of whatever kind or nature, including reasonable attorneys’ fees and expenses incurred by the Schulz Heirs in connection with the preparation, execution and delivery of any further documents, and the performance of any further acts, pursuant to this Agreement, shall be borne and paid by PWW within fifteen (15) days of demand by the Schulz Heirs.

2 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the Effective Date.

[**][3]	PEANUTS WORLDWIDE LLC

Signature	Name

Date	Title

[**][4]

Signature

Date

[**][5]

Signature

Date

3 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

4 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

5 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

[**][6]

Signature

Date

[**][7]

Signature

Date

[**][8]

Signature

Date

6 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

7 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

8 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

EXHIBIT A

NOTICE OF TERMINATION

[To Follow]

Exhibit F

Beagle Scouts Letter Agreement Assignment

Assignment and Assumption Agreement

This Assignment and Assumption Agreement (this “Agreement”) is dated as of [●], 2017 (the “Effective Date”), by and among Icon NY Holdings LLC, a limited liability company organized under the Laws of the State of Delaware (“Icon NY”), Iconix Brand Group, Inc. (“Iconix”), DHX Media Ltd., a corporation organized under the Laws of Canada (“DHX Parent”) and DHX SSP Holdings LLC, a limited liability company organized under the Laws of the State of Delaware (“Purchaser”).

Recitals

Whereas, IBG Borrower LLC, Icon NY, Purchaser and, solely for purposes of certain provisions specified therein, Iconix and DHX Parent, are parties to that certain Membership Interest Purchase Agreement, dated as of May 9, 2017 (the “Purchase Agreement”);

Whereas, Icon NY and Iconix have agreed to transfer, assign and deliver to Purchaser and DHX Parent all of Icon NY’s and Iconix’s respective right, title and interest, obligation, acknowledgement, Liabilities, duties and burdens under the Letter Agreement, dated as of September 5, 2014, by and among Icon NY, Iconix and Beagle Scouts LLC (the “Beagle Scouts Letter Agreement”);

Whereas, Purchaser and DHX Parent have agreed to accept and assume from Icon NY and Iconix, all of Icon NY’s and Iconix’s respective right, title and interest, obligation, acknowledgement, Liabilities, duties and burdens under the Beagle Scouts Letter Agreement; and

WHEREAS, Icon NY and Purchaser must deliver this Agreement as a condition to Closing pursuant to Section 2.2(b)(vii) and Section 2.2(c)(iii) of the Purchase Agreement.

Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.     Capitalized Terms. Capitalized terms used herein without definition shall have the meanings given such terms in the Purchase Agreement.

2.     Assignment. Icon NY and Iconix do hereby assign, transfer, convey, and deliver to Purchaser and DHX Parent, effective as of the Closing, all of their respective rights, title, interests, obligations, acknowledgements, Liabilities, duties and burdens in, under and with respect to the Beagle Scouts Letter Agreement.

3.     Assumption. As of the Closing, DHX Parent and Purchaser hereby accept the assignment set forth in Section 2 and assume and agree to be bound by all of Iconix’s and Icon NY’s obligations, acknowledgements, Liabilities, duties and burdens in, under and with respect to the Beagle Scouts Letter Agreement (such obligations, acknowledgements, Liabilities, duties and burdens under the Beagle Scouts Letter Agreement being the “Transferred Obligations”). DHX Parent and Purchaser confirm that as of the Closing, each shall be deemed to be a party to the Beagle Scouts Letter Agreement and shall perform the Transferred Obligations thereunder.

4.     Release of Icon NY and Iconix. All parties hereto acknowledge and agree that (a) except as provided in the Purchase Agreement or in any document or agreement executed in connection therewith, the assignment by Icon NY and Iconix in Section 2 is made without recourse, representation or warranty of any kind by Icon NY and Iconix, and (b) on and as of the Closing, Icon NY and Iconix shall have no further obligation, Liability, duty or burden in respect of the Transferred Obligations under the Beagle Scouts Letter Agreement as a party thereto.

5.     Conflicts with Purchase Agreement. This Agreement shall be subject in all respects to the Purchase Agreement and shall be construed so as to carry out the intentions of the parties thereto as expressed in the Purchase Agreement. In the event of a conflict between the terms and conditions of this Agreement and the terms and conditions of the Purchase Agreement, the terms and conditions of the Purchase Agreement shall govern.

6.     Beagle Scouts as Third Party Beneficiary. All parties hereto acknowledge and agree that Beagle Scouts LLC is an express third party beneficiary under this Agreement, and, as such, Beagle Scouts LLC may enforce the provisions of this Agreement intended for its benefit.

7.     Miscellaneous. Article X of the Purchase Agreement is hereby incorporated herein mutatis mutandis by this reference; provided that references to “this Agreement,” “hereto,” “hereunder,” and similar references in such sections of the Purchase Agreement shall pertain to this Agreement.

[Remainder of page intentionally blank; signature page follows]

In Witness Whereof, the parties have caused this Agreement to be executed by their duly authorized representatives.

ICON NY HOLDINGS LLC

By:
Name:
Title:

ICONIX BRAND GROUP, INC.

By:
Name:
Title:

DHX SSP HOLDINGS LLC

By:
Name:
Title:

DHX MEDIA LTD.

By:
Name:
Title:

Signature Page to Assignment and Assumption Agreement

Exhibit G

Joinder Agreement

JOINDER AGREEMENT

Icon NY Holdings LLC (“Icon NY”) and DHX SSP Holdings LLC (“Purchaser”) are executing and delivering this Joinder Agreement pursuant to the Operating Agreement of Peanuts Holdings LLC (the “Company”), dated as of June 3, 2010 (as it may have been amended, supplemented or otherwise modified prior to the date hereof), a copy of which is attached hereto and is incorporated herein by reference (as the same may hereafter be amended, amended and restated, supplemented or otherwise modified, the “Agreement”).

Purchaser acknowledges that Icon NY holds Units (as defined in the Agreement) in the Company subject to the terms and conditions of the Agreement and such Units are being transferred to Purchaser pursuant to that certain Membership Interest Purchase Agreement, dated May 9, 2017 between Purchaser, Icon NY, IBG Borrower LLC, Iconix Brand Group, Inc., and DHX Media Ltd.

By executing and delivering this Joinder Agreement to the Company, Purchaser hereby agrees to become a party to the Agreement, to be bound by, and to comply with the provisions of the Agreement in the same manner as if Purchaser were an original signatory to such Agreement and to assume from and after the date hereof all of the obligations of Icon NY and the Icon Entertainment Members under the Agreement (the “Transfer”).

Each of the undersigned agree that Purchaser shall be a Member and an Icon Entertainment Member, as such terms are defined in the Agreement, and shall share in the rights and be subject to the obligations of a Member and Icon Entertainment Member in each case to the extent proportionate to the proportion to which the Units held by it bear to the total number of Units of that class held by all Icon Entertainment Members prior to the Transfer. For the avoidance of doubt, as a result of the Transfer, Purchaser shall replace Icon NY and all other current Icon Entertainment Member(s), as applicable, in each instance in the Agreement with respect to the period from and after [the Closing Date].

Icon NY and Purchaser acknowledge and agree that Beagle Scouts LLC is an express third party beneficiary under this Agreement, and, as such, Beagle Scouts LLC may enforce the provisions of this Agreement intended for its benefit.

This Joinder Agreement and the rights of the parties hereto shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

[remainder of page intentionally left blank]

Accordingly, the undersigned have executed and delivered this Joinder Agreement as of [•] 2017.

By: Icon NY Holdings LLC

By:
Name:
Title:

By: DHX SSP Holdings LLC

By:
Name:
Title:

Accepted and agreed:

PEANUTS HOLDINGS LLC

By: Beagle Scouts LLC

By: Charles M. Schulz Creative Associates, Its Manager

By:
Name: [**][1]
Title: Chair of the Board

By:
Name: [**][2]
Title: Chief Executive Officer

[1] [**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.
[2] [**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

Signature Page to Joinder Agreement

Exhibit H

Parent Joinder Agreement

PARENT JOINDER AGREEMENT

Iconix Brand Group, Inc. (“Iconix”) and DHX Media Ltd. (“DHX Parent”) are executing and delivering this Joinder Agreement pursuant to the Operating Agreement of Peanuts Holdings LLC (the “Company”), dated as of June 3, 2010 (as it may have been amended, supplemented or otherwise modified prior to the date hereof), a copy of which is attached hereto and is incorporated herein by reference (as the same may hereafter be amended, amended and restated, supplemented or otherwise modified, the “Agreement”).

DHX Parent acknowledges that Icon NY Holdings LLC holds Units (as defined in the Agreement) in the Company subject to the terms and conditions of the Agreement and such Units are being transferred to DHX SSP Holdings LLC (“Purchaser”) pursuant to that certain Membership Interest Purchase Agreement, dated May 9, 2017 between Purchaser, Icon NY Holdings LLC, IBG Borrower LLC, Iconix, and DHX Parent. Purchaser is an indirect wholly-owned subsidiary of DHX Parent.

By executing and delivering this Joinder Agreement to the Company, DHX Parent hereby agrees to become a party to the Agreement solely for the purposes of the Parent Provisions (as defined in the Agreement), to be bound by, and to comply with the terms of the Parent Provisions in the same manner as if DHX Parent were an original signatory to such Agreement.

DHX Parent agrees that it shall be substituted for Iconix under the Agreement and shall assume from and after the date hereof all of the obligations of Iconix under the Agreement. For the avoidance of doubt, DHX Parent shall replace Iconix in each instance in the Agreement with respect to the period from and after [the Closing Date].

DHX Parent and Iconix acknowledge and agree that Beagle Scouts LLC is an express third party beneficiary under this Agreement, and, as such, Beagle Scouts LLC may enforce the provisions of this Agreement intended for its benefit.

This Joinder Agreement and the rights of the parties hereto shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

[remainder of page intentionally left blank]

Accordingly, the undersigned have executed and delivered this Joinder Agreement as of [•] 2017.

By: Iconix Brand Group, Inc.

By:
Name:
Title:

By: DHX Media Ltd.

By:
Name:
Title:

Accepted and agreed:

PEANUTS HOLDINGS LLC

By: Beagle Scouts LLC

By: Charles M. Schulz Creative Associates, Its Manager

By:
Name: [**][1]
Title: Chair of the Board

By:
Name: [**][2]
Title: Chief Executive Officer

[1] [**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.
[2] [**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

Signature Page to Parent Joinder Agreement

Exhibit I

Interests Assignment and Assumption Agreement

Assignment and Assumption Agreement

This Assignment and Assumption Agreement (this “Agreement”) is dated as of [●], 2017 (the “Effective Date”), by and between Icon NY Holdings LLC, a limited liability company organized under the Laws of the State of Delaware (“Peanuts Seller”), IBG Borrower LLC (“IBG Seller” and, together with Peanuts Seller, the “Sellers”, and each individually, a “Seller”), a limited liability company organized under the Laws of the State of Delaware and DHX SSP Holdings LLC, a limited liability company organized under the Laws of the State of Delaware (“Purchaser”).

Recitals

Whereas, Sellers, Purchaser and, solely for purposes of certain provisions specified therein, Iconix Brand Group, Inc. and DHX Media Ltd., are parties to that certain Membership Interest Purchase Agreement, dated as of May 9, 2017 (the “Purchase Agreement”);

Whereas, under the Purchase Agreement, Peanuts Seller has agreed to sell, assign, convey, transfer and deliver all of Peanuts Seller’s right, title and interest, obligation, acknowledgement, Liabilities, duties and burdens under and with respect to the Peanuts Interests to Purchaser, and Purchaser has agreed to accept and assume from Peanuts Seller all of Peanuts Seller’s right, title and interest, obligation, acknowledgement, Liabilities, duties and burdens under and with respect to the Peanuts Interests;

Whereas, under the Purchase Agreement, IBG Seller has agreed to sell, assign, convey, transfer and deliver all of IBG Seller’s right, title and interest, obligation, acknowledgement, Liabilities, duties and burdens under and with respect to the IBG Interests to Purchaser, and Purchaser has agreed to accept and assume from IBG Seller all of IBG Seller’s right, title and interest, obligation, acknowledgement, Liabilities, duties and burdens under and with respect to the IBG Interests;

WHEREAS, Purchaser has agreed to succeed (a) Peanuts Seller to the rights, benefits and obligations as a member of Peanuts Holdings LLC (“Peanuts Holdings”) and (b) IBG Seller to the rights, benefits and obligations as a member of IBGNYC LLC (“IBGNYC”) and IBGSCREEN LLC (“IBGSCREEN”); and

WHEREAS, Sellers and Purchaser must deliver this Agreement as a condition to Closing pursuant to the Purchase Agreement.

Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.     Capitalized Terms. Capitalized terms used herein without definition shall have the meanings given to such terms in the Purchase Agreement.

2.     Assignment.

(a)          Peanuts Seller does hereby assign, transfer, convey, and deliver to Purchaser, effective as of the Closing, all of Peanut Seller’s right, title, benefit, privilege and interest, obligation, acknowledgement, Liabilities, duties and burdens in, under and to the Peanuts Interests.

(b)          IBG Seller does hereby assign, transfer, convey, and deliver to Purchaser, effective as of the Closing, all of IBG Seller’s right, title, benefit, privilege and interest, obligation, acknowledgement, Liabilities, duties and burdens in, under and to the IBG Interests.

3.     Assumption. As of the Closing, Purchaser accepts the assignments set forth in Section 2 and assumes and agrees to be bound by each:

(a)          Peanuts Seller’s obligations, Liabilities, duties and burdens (i) with respect to the Peanuts Interests and (ii) as a member of Peanuts Holdings;

(b)          IBG Seller’s obligations, Liabilities, duties and burdens (i) with respect to the IBG Interests and (ii) as a member of IBGNYC and IBGSCREEN; and

(c)          Peanuts Seller’s obligations, Liabilities, duties and burdens under the Peanuts Operating Agreement.

4.     Release of Sellers. The parties hereto acknowledge and agree that (a) except as provided in the Purchase Agreement or in any document or agreement executed in connection therewith, the assignment by each Seller in Section 2 is made without recourse, representation or warranty of any kind by each Seller, and (b) on and as of the Closing, (i) Peanuts Seller shall have no further obligation, Liability, duty or burden in respect of the Peanuts Interests or as a member of Peanuts Holdings and (ii) IBG Seller shall have no further obligation, Liability, duty or burden in respect of the IBG Interests or as a member of IBGNYC and IBGSCREEN.

5.     Conflicts with Purchase Agreement. This Agreement shall be subject in all respects to the Purchase Agreement and shall be construed so as to carry out the intentions of the parties thereto as expressed in the Purchase Agreement. In the event of a conflict between the terms and conditions of this Agreement and the terms and conditions of the Purchase Agreement, the terms and conditions of the Purchase Agreement shall govern.

6.     Third Party Beneficiaries. All parties hereto acknowledge and agree that Beagle Scouts LLC and Peanuts Holdings are express third party beneficiaries under this Agreement, and, as such, each of Beagle Scouts LLC and Peanuts Holdings may enforce the provisions of this Agreement intended for its respective benefits.

7.     Miscellaneous. Article X of the Purchase Agreement is hereby incorporated herein mutatis mutandis by this reference; provided that references to “this Agreement,” “hereto,” “hereunder,” and similar references in such sections of the Purchase Agreement shall pertain to this Agreement.

[Remainder of page intentionally blank; signature page follows]

In Witness Whereof, the parties have caused this Agreement to be executed by their duly authorized representatives.

ICON NY HOLDINGS LLC

By:
Name:
Title:

IBG BORROWER LLC

By:
Name:
Title:

DHX SSP HOLDINGS LLC

By:
Name:
Title:

Signature Page to Assignment and Assumption Agreement

Exhibit J

Working Capital Calculation Template

[**]1

[1] [**] –	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

J - 1

SELLERS DISCLOSURE LETTER

TO THE

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

ICON NY HOLDINGS LLC,

IBG BORROWER LLC,

ICONIX BRAND GROUP, INC.,

DHX MEDIA LTD.

AND

DHX SSP HOLDINGS LLC

DATED MAY 9, 2017

This document constitutes the Sellers Disclosure Letter (the “Sellers Disclosures”) referenced in the Membership Interest Purchase Agreement (the “Agreement”), dated May 9, 2017, by and among Icon NY Holdings LLC, a limited liability company organized under the Laws of Delaware (“Peanuts Seller”), IBG Borrower LLC, a limited liability company organized under the Laws of Delaware (“IBG Seller” and, together with Peanuts Seller, the “Sellers,” and each, individually, a “Seller”), and, solely for purposes of Section 3.4 of the Agreement, Iconix Brand Group, Inc. a corporation organized under the laws of the State of Delaware, on the one hand, and DHX SSP Holdings LLC, a limited liability company organized under the Laws of Delaware (“Purchaser”), and solely for the purposes of Section 3.3 of the Agreement, DHX Media Ltd. a corporation organized under the Laws of Canada (“DHX”), on the other hand. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Agreement.

Matters reflected in the Sellers Disclosures are not necessarily limited to matters required by the Agreement to be reflected in the Sellers Disclosures. The Sellers may, at their option, include in the Sellers Disclosures items that are not material in order to avoid any misunderstanding, and such inclusion shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of the Agreement, the Sellers Disclosures or otherwise. To the extent any such additional matters are included, they are included for informational purposes and do not necessarily include other matters of a similar nature. In no event shall any disclosure of additional matters be deemed or interpreted to broaden or otherwise amend any of the covenants or representations or warranties in the Agreement. The disclosure of any matter or item in the Sellers Disclosures shall not be deemed to constitute an acknowledgment that such matter or item is material to a representation or warranty set forth in the Agreement and shall not be used as a basis for interpreting the terms “material,” “materially” or “materiality” or any word or phrase of similar import, and does not mean that such matter or item would, alone or together with any other matter or item, reasonably be expected to be material. Headings and subheadings have been inserted in the Sellers Disclosures for convenience of reference only and shall to no extent have the effect of amending or changing the express description thereof as set forth in the Agreement, or modifying any of the representations and warranties contained in the Agreement or any of the qualifications or exceptions set forth in the Agreement relating to such representations and warranties, including, without limitation, any qualifications based on knowledge. All references to “Sections” in the Sellers Disclosures shall be deemed to refer to the provisions of the Agreement, unless the context requires otherwise. Disclosure of any fact or item in any Schedule referenced by a particular Section in the Agreement shall be deemed to have been disclosed with respect to every other Section in the Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure would apply to such other Sections.

2

The specification of any dollar amount or the inclusion of any item in the Sellers Disclosures is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party to the Agreement shall use the fact of the setting of the amounts or the fact of the inclusion of any item in the Sellers Disclosures in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in the Sellers Disclosures is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of the Sellers Disclosures and the Agreement.

The information contained in the Sellers Disclosures is disclosed solely for purposes of the Agreement, and no information contained herein or therein shall be deemed to be an admission by any party to the Agreement to any third party of any matter whatsoever (including any violation of any Law or Order or breach of contract). The parties to the Agreement do not assume any responsibility to any Person that is not a party to the Agreement for the accuracy of any information set forth in the Sellers Disclosures. The information set forth in the Sellers Disclosures was not prepared or disclosed with a view to its potential disclosure to others. Subject to applicable Law, such information is disclosed in confidence for the purposes contemplated in the Agreement and is subject to the confidentiality provisions of the Confidentiality Agreement. Moreover, in disclosing the information in the Sellers Disclosures, each party to the Agreement expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.

3

Section 1.1(b)

Permitted Liens

[**]1

1 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

4

Section 1.5

Knowledge

•	John Haugh

•	Dave Jones

•	Roz Nowicki

•	Susan Osit

5

Article IV

Representation and Warranties of Sellers

Section 4.2(b)

Noncontravention; Consents and Approvals

[**]2

2 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

6

Section 4.3

Title to Peanuts Interests and IBG Interests

[**]3

3 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

7

Section 4.4(a)

Purchased Companies

None, except for those set forth on Section 4.4(b) below.

8

Section 4.4(b)

Capitalization

Entity	Parent(s)	Number of Shares/Units Owned by Parent(s)	Total Shares Outstanding
Peanuts Holdings LLC	Icon NY Holdings LLC/Beagle Scouts LLC	800 Units/200 Units	1,000 units
Peanuts Worldwide LLC	Peanuts Holdings LLC	100% membership interest	N/A
IBGNYC LLC	IBG Borrower LLC	100% membership interest	N/A
IBGWGA LLC	IBGNYC LLC	100% membership interest	N/A
IBGScreen LLC	IBG Borrower LLC	100% membership interest	N/A
Peanuts Worldwide K.K.	Peanuts Worldwide LLC	100% shares	N/A

9

Section 4.5(a)

Financial Statements

[**]4

4 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

10

Section 4.5(c)

Undisclosed Liabilities

None.

11

Section 4.6

Consents and Approvals (Governmental)

None.

12

Section 4.7

Title to Non-IP Assets

See Section 4.19.

13

Section 4.9(a)

Litigation and Other Proceedings: Purchased Companies

None.

14

Section 4.9(b)

Litigation and Other Proceedings: Obligation to Indemnify

None.

15

Section 4.9(c)

Orders

None.

16

Section 4.10

Absence of Certain Changes and Events

[**]5

5 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

17

Section 4.11(a)

Material Contracts: List

Section 4.11(a)(i)

[**]6

Section 4.11(a)(ii)

Agent	Agreement or Amendment	Date
[**][7]	Agreement	March 24, 2015
[**][7]	Agreement	Nov. 30, 2009
[**][7]	1st Amendment	April 18, 2012
[**][7]	2nd Amendment	Sept. 23, 2013
[**][7]	3rd Amendment	June 10, 2016
[**][7]	Agreement	Dec. 15, 2009
[**][7]	1st Amendment	April 9, 2012
[**][7]	2nd Amendment	June 26, 2013
[**][7]	3rd Amendment	Jan. 9, 2017
[**][7]	Agreement	Aug. 17, 2005
[**][7]	1st Amendment	Feb. 24, 2010
[**][7]	2nd Amendment	Mar. 14, 2011
[**][7]	3rd Amendment	Oct. 22, 2013
[**][7]	4th Amendment	June 1, 2016
[**][7]	Agreement	Mar. 24, 2015
[**][7]	Agreement	Nov. 16, 2012
[**][7]	Amendment	Sept. 16, 2013
[**][7]	Agreement	Sept. 29, 2009
[**][7]	1st Amendment	April 7, 2010
[**][7]	2nd Amendment	Nov. 22, 2011
[**][7]	3rd Amendment	July 2, 2013
[**][7]	4th Amendment	Oct. 6, 2016

6 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

7 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

18

Agent	Agreement or Amendment	Date
[**][7]	Agreement	Jan. 10, 2008
[**][7]	1st Amendment	Jan. 26, 2010
[**][7]	2nd Amendment	Mar. 22, 2012
[**][7]	3rd Amendment	Dec. 5, 2012
[**][7]	4th Amendment	Aug. 29, 2013
[**][7]	5th Amendment	Sept. 1, 2016
[**][7]	Agreement	Oct. 16, 2008
[**][7]	1st Amendment	June 11, 2009
[**][7]	2nd Amendment	Aug. 21, 2009
[**][7]	3rd Amendment	Feb. 24, 2010
[**][7]	4th Amendment	April 23, 2012
[**][7]	5th Amendment	Mar. 14, 2012
[**][7]	6th Amendment	Aug. 20, 2013
[**][7]	Agreement	June 16, 2015
[**][7]	1st Amendment	Feb. 2, 2017
[**][7]	Agreement	Jan. 25, 2011
[**][7]	1st Amendment	Feb. 19, 2014
[**][7]	Agreement	Sept. 11, 2009
[**][7]	1st Amendment	Nov. 13, 2014
[**][7]	2nd Amendment	June 2, 2016
[**][7]	Agreement	Sept. 22, 2010
[**][7]	1st Amendment	June 17, 2013
[**][7]	2nd Amendment	Mar. 14, 2016
[**][7]	Agreement	July 5, 2012
[**][7]	1st Amendment	Feb. 23, 2015
[**][7]	2nd Amendment	July 1, 2016
[**][7]	Agreement	July 19, 2013
[**][7]	1st Amendment	July 1, 2016
[**][7]	Agreement	Aug. 8, 2013
[**][7]	1st Amendment	Mar. 10, 2015
[**][7]	2nd Amendment	Oct. 6, 2016

19

[**]8

Section 4.11(a)(iii)

The 1950 Agreement

The 1959 Agreement

The 1979 Agreement

Section 4.11(a)(iv)

None.

Section 4.11(a)(v)

None.

Section 4.11(a)(vi)

None.

Section 4.11(a)(vii)

[**]9

France TV Distribution Agreement

Peanuts Shorts Collection Deal Terms, dated September 4, 2013, between [**]10

Master Agreement effective January 1, 1988 between [**]11, as amended, supplemented and assigned

Television Production Agreement, dated September 1, 1998, between [**]12, as amended, supplemented and assigned

Agreement between [**]13, dated January 31, 1967 (as amended)

8 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

9 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

10 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

11 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

12 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

13 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

20

Agreement, dated as of March 23, 1981, between [**]14 (as amended)

Agreement between [**]15, dated January 2, 1993, (as amended)

[**]16 Agency Letter, dated October 9, 2012

Special License Agreement, dated May 11, 2015 between [**]17

SNOOPY!! Agreement, dated April 5, 1990, between [**]18

Agreement between [**]19, dated March 15, 1968 (as amended)

Agreement between [**]20, dated March 1, 1970 (as amended)

Agreement, dated October 30, 1977, between [**]21

Section 4.11(a)(viii)

Relevant amendments included in the applicable sections listed above.

14 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

15 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

16 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

17 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

18 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

19 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

20 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

21 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

21

Section 4.11(b)

Material Contracts: Force and Effect

None.

22

Section 4.11(c)

Material Contracts: Compliance

Section 4.11(c)(i)

None.

Section 4.11(c)(ii)

[**]22

Section 4.11(c)(iii)

[**]23

Section 4.11(c)(iv)

Material Contracts (written notice given by counterparty):

[**]24

Material Contracts (written notice given by Purchased Company):

[**]25

Section 4.11(c)(v)

None.

22 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

23 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

24 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

25 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

23

Section 4.12(d)

Tax Matters

[**]26

26 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

24

Section 4.13(a)

Intellectual Property: Trademarks

See attached list.

List of Peanuts Domain Names:

Domain Name	Country	Registration Date	Registrant Organization
alosnoopy.cl	Chile	23-Sep-2000	Iconix Brand Group, Inc.*
campsnoopy.com	gTLD	29-Dec-1997	Peanuts Worldwide LLC
charliebrown.cl	Chile	11-Aug-2002	Iconix Brand Group, Inc.*
charliebrown.com	gTLD	03-Jul-1997	Peanuts Worldwide LLC
charliebrown.com.hk	Hong Kong	05-Oct-2006	RM Enterprises Limited*
charliebrown.hk	Hong Kong	03-Oct-2006	Peanuts Worldwide LLC
daisyhillpups.com	gTLD	21-Jan-2011	Peanuts Worldwide LLC
greatpumpkincountdown.com	gTLD	24-Jun-2010	Peanuts Worldwide LLC
happinessisawarmblanket.com	gTLD	21-Jan-2011	Peanuts Worldwide LLC
happinessisawarmpuppy.com	gTLD	21-Jan-2011	Peanuts Worldwide LLC
newpeanuts.de	Germany	20-Nov-2015	Peanuts Worldwide LLC
okaimono-snoopy.jp	Japan	13-Mar-2009	Peanuts Worldwide LLC
peanuts.asia	gTLD	02-Dec-2007	Peanuts Worldwide LLC
peanuts.com	gTLD	24-Apr-1995	Peanuts Worldwide LLC
peanuts.com.cn	China	24-Dec-2002	Peanuts Worldwide LLC
peanuts.hk	Hong Kong	03-Oct-2006	Peanuts Worldwide LLC
peanuts.info	gTLD	15-Aug-2001	Peanuts Worldwide LLC
peanuts.me	Montenegro	09-Jul-2008	Peanuts Worldwide LLC
peanuts.us	United States	19-Apr-2002	Peanuts Worldwide LLC
peanutscafe.jp	Japan	20-Aug-2015	Corporation Service Company*
peanutsrocksthevote.com	gTLD	14-Jul-2008	Peanuts Worldwide LLC
peanutsworldwide.com	gTLD	15-Jun-2010	Peanuts Worldwide LLC
snoopy-chaya.jp	Japan	17-Mar-2016	Corporation Service Company*
snoopy.asia	gTLD	02-Dec-2007	Peanuts Worldwide LLC
snoopy.co.tt	Trinidad and Tobago	16-Aug-2000	Peanuts Worldwide LLC
snoopy.co.ug	Uganda	02-Aug-2007	Peanuts Worldwide LLC
snoopy.com	gTLD	08-Jan-1997	Peanuts Worldwide LLC
snoopy.com.hk	Hong Kong	18-Jan-1999	RM Enterprises Limited*
snoopy.com.pe	Peru	01-Sep-2010	Peanuts Worldwide LLC
snoopy.com.pk	Pakistan	02-Aug-2007	Peanuts Worldwide LLC
snoopy.com.pr	Puerto Rico	01-Aug-2007	Peanuts Worldwide LLC

25

Domain Name	Country	Registration Date	Registrant Organization
snoopy.com.pt	Portugal	31-Aug-2010	Peanuts Worldwide LLC
snoopy.com.ro	Romania	13-Aug-2007	Peanuts Worldwide LLC
snoopy.com.ve	Venezuela	01-Aug-2007	Peanuts Worldwide LLC
snoopy.com.vi	Virgin Islands, U.S.	03-Aug-2007	Peanuts Worldwide LLC
snoopy.de	Germany	23-Jul-2010	Peanuts Worldwide LLC
snoopy.eu	European Union	01-Jun-2006	Lloyd Wise Tregear and Co.*
snoopy.fr	France	24-Dec-2004	United Feature Syndicate, Inc.*
snoopy.gen.tr	Turkey	10-Aug-2007	United Media*
snoopy.hk	Hong Kong	09-Feb-2004	Peanuts Worldwide LLC
snoopy.in	India	17-Oct-2016	Peanuts Worldwide LLC
snoopy.info	gTLD	15-Aug-2001	Peanuts Worldwide LLC
snoopy.is	Iceland	14-Nov-2014	Peanuts Worldwide LLC
snoopy.jp	Japan	20-Apr-2001	Peanuts Worldwide LLC
snoopy.me	Montenegro	09-Jul-2008	Peanuts Worldwide LLC
snoopy.mobi	gTLD	26-Jun-2006	Peanuts Worldwide LLC
snoopy.ph	Philippines	02-Aug-2007	Peanuts Worldwide LLC
snoopy.us	United States	19-Apr-2002	Peanuts Worldwide LLC
snoopy.vg	Virgin Islands, British	02-Aug-2007	Peanuts Worldwide LLC
snoopyandbelle.com	gTLD	14-Oct-2011	Peanuts Worldwide LLC
snoopychaya.jp	Japan	29-Jan-2016	Corporation Service Company*
snoopymail.org	gTLD	23-Dec-1999	Peanuts Worldwide LLC
snoopymail.tv	Tuvalu	07-Jul-2006	Peanuts Worldwide LLC
snoopymail.us	United States	24-Apr-2002	Peanuts Worldwide LLC
snoopymuseum.tokyo	gTLD	25-Jun-2015	Peanuts Worldwide LLC
snoopymuseumtokyo.com	gTLD	25-Jun-2015	Peanuts Worldwide LLC
snoopymuseumtokyo.jp	Japan	25-Jun-2015	Corporation Service Company*
snoopypost.com	gTLD	12-Jan-2000	Peanuts Worldwide LLC
snoopyshop.com	gTLD	17-Mar-1998	Peanuts Worldwide LLC
snoopytown.com	gTLD	16-Oct-2003	Peanuts Worldwide LLC
snoopytown.jp	Japan	25-May-2001	Peanuts Worldwide LLC
snoopytownshop.com	gTLD	28-Nov-2000	Peanuts Worldwide LLC
snoopytownshop.jp	Japan	15-May-2001	Peanuts Worldwide LLC

26

Domain Name	Country	Registration Date	Registrant Organization
wefrozecharliebrown.com	gTLD	05-May-2009	Peanuts Worldwide LLC
xn—gck8aeyw4c0c2a6lwe3db.com	gTLD	28-Nov-2000	Peanuts Worldwide LLC
xn—gck8aeyw4c0c2a6lwe3db.jp	Japan	09-May-2001	Peanuts Worldwide LLC
xn—gckubs5cyb6m7bb.com	gTLD	24-May-2001	Peanuts Worldwide LLC
xn—gckubs5cyb6m7bb.jp	Japan	25-May-2001	Peanuts Worldwide LLC
xn—zckvbya3nb.com	gTLD	30-Mar-2003	Peanuts Worldwide LLC
xn—zckvbya3nb.jp	Japan	03-Jun-2003	Peanuts Worldwide LLC
xn—zckvbya3nb.net	gTLD	30-Mar-2003	Peanuts Worldwide LLC
Snoopy.co.jp	Japan	12-Sep-2011	Peanuts Worldwide K.K.

* Domains marked with an asterisk are held in the name of a Person other than a Purchased Company.

27

Section 4.13(b)

Intellectual Property: Copyrights

See below, and attached list.

Owner of Record	Tile	Copyright Number	Date
Peanuts Worldwide LLC	Do Your Happy Dance!	TX0008284275	2016
Peanuts Worldwide LLC	Hooray for Liberty, Charlie Brown!	TX0008312289	2016
Peanuts Worldwide LLC	It's a New World, Charlie Brown!	TX0008312285	2016
Peanuts Worldwide LLC	It's the Easter Beagle, Charlie Brown.	TX0008222248	2016
Peanuts Worldwide LLC	Peppermint Patty Goes to Camp.	TX0008291503	2016
Peanuts Worldwide LLC	Snoopy for President!	TX0008316215	2016
Peanuts Worldwide LLC	SNOOPY IN...LUNCHTIME BEAGLE.	TX0008277320	2016
Peanuts Worldwide LLC	Snoopy: Party Animal.	TX0008289313	2016
Peanuts Worldwide LLC	Westward Ho, Charlie Brown!	TX0008312284	2016
Peanuts Worldwide LLC	Charlie Brown Christmas.	TX0008222245	2015
Peanuts Worldwide LLC	Charlie Brown is Not a Quitter!	TX0008222715	2015
Peanuts Worldwide LLC	Everything I Need to Know I Learned From Peanuts.	TX0008070110	2015
Peanuts Worldwide LLC	Friend, Indeed.	TX0008210042	2015
Peanuts Worldwide LLC	Go Fly a Kite, Charlie Brown!	TX0008087531	2015
Peanuts Worldwide LLC	Happy Valentine's Day, Charlie Brown!	TX0008222566	2015
Peanuts Worldwide LLC	It's the Great Pumpkin, Charlie Brown.	TX0008169108	2015
Peanuts Worldwide LLC	It's Your 50th Christmas, Charlie Brown!	PA0002010367	2015
Peanuts Worldwide LLC	Keep Calm and Do the Snoopy Dance.	TX0008044983	2015
Peanuts Worldwide LLC	LET'S DANCE, SNOOPY.	VA0001963651	2015
Peanuts Worldwide LLC	Lose the Blanket, Linus!	TX0008229705	2015
Peanuts Worldwide LLC	Make a Trade, Charlie Brown!	TX0008224973	2015
Peanuts Worldwide LLC	Meet the Peanuts Gang!	TX0008024890	2015
Peanuts Worldwide LLC	Peanuts 2016 Day-to-Day Calendar.	TX0008193666	2015
Peanuts Worldwide LLC	Peanuts 2016 Mini Day-to-Day Calendar.	TX0008195726	2015
Peanuts Worldwide LLC	Peanuts 2016 Mini Wall Calendar.	TX0008195839	2015
Peanuts Worldwide LLC	Peanuts 2016 Wall Calendar.	TX0008195757	2015
Peanuts Worldwide LLC	Peanuts 2016 Weekly Planner Calendar.	TX0008196270	2015
Peanuts Worldwide LLC	Peanuts: A Charlie Brown Christmas (Deluxe 50th Anniversary Edition)	TX0008189532	2015
Peanuts Worldwide LLC	Peanuts: Be Awesome.	TX0008104413	2015
Peanuts Worldwide LLC	Peanuts by Schulz Crochet.	VA0001979745	2015
Peanuts Worldwide LLC	PEANUTS MAD LIBS.	TX0008215137	2015
Peanuts Worldwide LLC	Peanuts Movie 2016 Mini Wall Calendar.	TX0008203551	2015
Peanuts Worldwide LLC	Peanuts Movie 2016 Wall Calendar.	TX0008203881	2015

28

Owner of Record	Tile	Copyright Number	Date
Peanuts Worldwide LLC	Peanuts Movie: Movie Novelization.	TX0008228328	2015
Peanuts Worldwide LLC	Sky's the Limit, Snoopy!	TX0008190291	2015
Peanuts Worldwide LLC	Snoopy and Friends!	TX0008231643	2015
Peanuts Worldwide LLC	SNOOPY AND FRIENDS (THE PEANUTS MOVIE)	TX0008211592	2015
Peanuts Worldwide LLC	Snoopy and Woodstock's Great Adventure.	TX0008229775	2015
Peanuts Worldwide LLC	Snoopy: Contact!	TX0008163231	2015
Peanuts Worldwide LLC	Snoopy Takes Off.	TX0008087530	2015
Peanuts Worldwide LLC	Snoopy Treasures: A Celebration of the World Famous Beagle.	TX0008207729	2015
Peanuts Worldwide LLC	Snoopy's Book of Colors.	VA0001995244	2015
Peanuts Worldwide LLC	Snoopy's Book of Numbers.	TX0008169899	2015
Peanuts Worldwide LLC	Snoopy's Book of Shapes.	TX0008165697	2015
Peanuts Worldwide LLC	Snoopy's Book of Words.	TX0008190300	2015
Peanuts Worldwide LLC	Time for School, Charlie Brown.	TX0008083395	2015
Peanuts Worldwide LLC	You Got a Rock, Charlie Brown!	TX0008172409	2015
Peanuts Worldwide LLC	YOU'RE GOLDEN, CHARLIE BROWN (by Charles M. Schulz)	VA0002000853	2015
Peanuts Worldwide LLC	You've Got Talent, Charlie Brown!	TX0008204208	2015
Peanuts Worldwide LLC	Be Unique : Peanuts Wisdom to Carry You Through.	TX0007834533	2014
Peanuts Worldwide LLC	Build-Your-Own Snoopy and Woodstock.	VA0001987631	2014
Peanuts Worldwide LLC	CHARLIE BROWN AND FRIENDS (978-1-4494-4970-4)	TX0007828168	2014
Peanuts Worldwide LLC	Classic Peanuts Paint-by-Number Kit.	VA0001987627	2014
Peanuts Worldwide LLC	PEANUTS 2015 CALENDAR.	TX0007960197	2014
Peanuts Worldwide LLC	PEANUTS 2015 DAY-TO-DAY CALENDAR (978-1-4494-5251-3)	TX0008053226	2014
Peanuts Worldwide LLC	PEANUTS 2015 ENGAGEMENT CALENDAR (978-1-4494-5255-1)	TX0007984994	2014
Peanuts Worldwide LLC	PEANUTS 2015 MINI DAY-TO-DAY CALENDAR (978-1-4494-5252-0)	TX0008053156	2014
Peanuts Worldwide LLC	PEANUTS 2015 WALL CALENDAR.	TX0007878486	2014
Peanuts Worldwide LLC	Peanuts: A Scanimation Book.	VA0001946910	2014
Peanuts Worldwide LLC	Peanuts: Be Active.	TX0007834530	2014
Peanuts worldwide LLC	Peanuts: Be Joyful.	TX0007969065	2014
Peanuts Worldwide LLC	Peanuts: Be Loving.	TX0008073650	2014
Peanuts Worldwide LLC	Peanuts Guide to Life.	TX0007834287	2014
Peanuts Worldwide LLC	POW! A PEANUTS COLLECTION (978-1-4494-5826-3)	TX0007976118	2014
Peanuts Worldwide LLC	What's the Big Idea, Charlie Brown?	TX0007985870	2014
Peanuts Worldwide LLC	Where Did You Go, Charlie Brown?	TX0008312291	2014
Peanuts Worldwide LLC	Who Cares, Charlie Brown?	TX0008105089	2014

29

Owner of Record	Tile	Copyright Number	Date
Peanuts Worldwide LLC	Be Brave: Peanuts Wisdom to Carry You Through.	TX0007715044	2013
Peanuts Worldwide LLC	Be Kind: Peanuts Wisdom to Carry You Through.	TX0007714973	2013
Peanuts Worldwide LLC	It's the Easter Beagle, Charlie Brown.	TX0007713808	2013
Peanuts Worldwide LLC	PEANUTS 2014 ENGAGEMENT CALENDAR (978-1-4494-3104-4)	TX0007908145	2013
Peanuts Worldwide LLC	PEANUTS 2014 MINI DAY-TO-DAY CALENDAR (978-1-4494-3098-6)	TX0007734675	2013
Peanuts Worldwide LLC	PEANUTS 2014 MINI WALL CALENDAR (978-1-4494-3103-7)	TX0007715374	2013
Peanuts Worldwide LLC	PEANUTS 2014 WALL CALENDAR (978-1-4494-3102-0)	TX0007709561	2013
Peanuts Worldwide LLC	Peanuts: Be Friends.	TX0007782210	2013
Peanuts Worldwide LLC	Peanuts: Be Thankful.	TX0007782216	2013
Peanuts Worldwide LLC	Peanuts Gang Loves to Doodle!	TX0007782943	2013
Peanuts Worldwide LLC	SNOOPY: COWABUNGA!	TX0007793037	2013
Peanuts Worldwide LLC c/o Andrews McMeel Publishing, LLC	PEANUTS 2014 DAY-TO-DAY CALENDAR (978-1-4494-3097-9)	TX0007784807	2013
Peanuts Worldwide LLC	Art and Making of Peanuts Animation.	VA0001852342	2012
Peanuts Worldwide LLC	Charlie Brown Christmas Snow Globe.	TX0007625249	2012
Peanuts Worldwide LLC	Good Grief! Charlie Brown Doodles.	TX0007518497	2012
Peanuts Worldwide LLC	It's the Easter Beagle, Charlie Brown.	TX0007494229	2012
Peanuts Worldwide LLC	It's the Great Pumpkin, Charlie Brown: With Sound and Music.	TX0007577260	2012
Peanuts Worldwide LLC	PEANUTS 2013 DAY-TO-DAY CALENDAR (978-1-4494-1948-6)	TX0007532840	2012
Peanuts Worldwide LLC	PEANUTS 2013 ENGAGEMENT CALENDAR (978-1-4494-1949-3)	TX0007532945	2012
Peanuts Worldwide LLC	PEANUTS 2013 MINI DAY-TO-DAY CALENDAR (978-1-4494-1951-6)	TX0007534378	2012
Peanuts Worldwide LLC	PEANUTS 2013 MINI WALL CALENDAR (978-1-4494-1670-6)	TX0007508862	2012
Peanuts Worldwide LLC	PEANUTS 2013 MOM'S WEEKLY FAMILY CALENDAR (978-1-4494-1946-2)	TX0007533956	2012
Peanuts Worldwide LLC	Snoopy the Flying Ace.	TX0007515907	2012
Peanuts Worldwide LLC	Charlie Brown Christmas: With Sound and Music.	TX0007447318	2011
Peanuts Worldwide LLC	Happiness is a Warm Blanket, Charlie Brown.	TX0007341500	2011
Peanuts Worldwide LLC	HAPPINESS IS A WARM BLANKET, CHARLIE BROWN (DTV)	PA0001861018	2011
Peanuts Worldwide LLC	It's the Great Pumpkin Charlie Brown Leaf Globe.	TX0007429495	2011
Peanuts Worldwide LLC	PEANUTS 2012 DAY-TO-DAY CALENDAR (978-1-4494-0444-4)	TX0007358538	2011
Peanuts Worldwide LLC	PEANUTS 2012 MINI DAY-TODAY CALENDAR.	TX0007376627	2011

30

Owner of Record	Tile	Copyright Number	Date
Peanuts Worldwide LLC	PEANUTS 2012 MINI WALL CALENDAR (978-1-4494-0446-8)	TX0007395549	2011
Peanuts Worldwide LLC	PEANUTS 2012 WEEKLY WALL ORGANIZER (978-1-4494-0447-5)	TX0007360221	2011
Peanuts Worldwide LLC	Snoopy Loves to Doodle.	TX0007409482	2011
Peanuts Worldwide LLC	Marcie.	VA0001919656	1993
Peanuts Worldwide LLC	Joe Cool (August 23, 1991)	VA0001919916	1991
Peanuts Worldwide LLC	Franklin (July 31, 1968)	VA0001926263	1989
Peanuts Worldwide LLC	Woodstock (March 20, 1981)	VA0001921309	1981

31

Section 4.13(c)

Intellectual Property: Ownership and Use

[**]27

27 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

32

Section 4.13(d)

Intellectual Property: Claims

See Section 4.13(c).

33

Section 4.13(f)

Intellectual Property: Orders

None.

34

Section 4.13(g)

Intellectual Property: Consummation of Purchase

Certain domain name registrations used in connection with the Businesses may be registered in the name of one of the Sellers, an Affiliate of the Sellers, or a third party and the Sellers shall assign, or cause to be assigned, such domain name registrations to one of the Purchased Companies prior to Closing unless none of the Purchased Companies may contractually or lawfully take possession of such domain name registrations, in which case the Parties shall use commercially reasonable efforts to assign such domain name registrations to either Purchaser or an Affiliate of Purchaser in accordance with the Agreement.

35

Section 4.13(h)

Intellectual Property: Liens

[**]28

28 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

36

Section 4.13(i)

Intellectual Property: Characters

Peanuts Character	First Appearance of Character

Charlie Brown	October 2, 1950

Patty	October 2, 1950

Shermy	October 2, 1950

Snoopy	October 4, 1950

Violet Gray	February 7, 1951

Schroeder	May 30, 1951

Lucy van Pelt	March 3, 1952

Linus van Pelt	September 19, 1952

Pig-Pen	July 13, 1954

Charlotte Braun	November 30, 1954

Sally Brown	August 23, 1959

Frieda	March 6, 1961

Faron	May 24, 1961

5	Sept. 30, 1963

3 and 4	Oct. 17, 1963

Roy	June 11, 1965

Jose Peterson	March 20, 1967

37

Woodstock	April 4, 1966 (approximate) (mentioned by name June 22, 1970)

Peppermint Patty	August 22, 1966

Franklin	July 31, 1968

Marcie	Possibly June 18, 1968 (mentioned Oct. 11, 1971)

Rerun van Pelt	March 26, 1973 (mentioned May 23 or 31, 1972)

Eudora	June 13, 1978

Peggy Jean	July 23, 1990

Clara, Shirley and Sophie	June 18, 1968

Lila	Aug. 24, 1968 (mentioned Feb. 17, 1968)

Thibault	June 5, 1970

Poochie	Jan. 7, 1973

Loretta	May 22, 1974

The Beagle Scouts	June 9, 1974

The School Building	Aug 31, 1974

Truffles	Mar. 31, 1975

Spike	Aug. 13, 1975 (mentioned Aug. 4, 1975)

Belle	June 28, 1976 (mentioned June 22, 1976)

38

Floyd	July 26, 1976

Austin, Ruby, Leland and Milo	Mar. 11, 1977

Molly Volley	May 6, 1977

Crybaby Boobie	Sept. 5, 1978

Joe Richkid (and his caddy)	June 22, 1981

“Bad Call” Benny	April 16, 1982

Marbles	Sept. 28, 1982 (mentioned Sept. 23, 1982)

Harold Angel	Dec. 24, 1983

Lydia	June 9, 1986

Maynard	July 21, 1986

Tapioca Pudding	Sept. 4, 1986

Olaf	Jan. 24, 1989 (mentioned Jan. 16, 1989)

Snoopy’s Father	June 18, 1989

Peggy Jean	July 23, 1990

Larry	May 28, 1991

Cormac	July 17, 1992

Royanne	April 1, 1993

Ethan	July 14, 1993

Andy	Feb. 14, 1994 (mentioned Feb. 19, 1994)

39

Emily	Feb. 11, 1995

Joe Agate	April 7, 1995

Snoopy’s Mother	July 26, 1996

Naomi	Oct. 1, 1998

Joe Cactus	Mentioned Dec. 8, 1998

Other various minor and unseen characters

40

Section 4.13(j)

Intellectual Property: Seller Software

[**]29

29 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

41

Section 4.15

Finders; Brokers

None.

42

Section 4.16

Employees

[**]30

30 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

43

Section 4.18

Accounts Receivable

[**]31

31 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

44

Section 4.19

Transactions with Affiliates

[**]32

32 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

45

Section 6.2(d)

Material Contracts; Negotiated Extensions or Renewals

License agreements currently under negotiation for renewal:

[**]33

License agreements set to expire between May 2017 – July 2017:

[**]34

License agreements in pipeline for execution:

[**]35

33 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

34 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

35 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

46

Section 7.1(c)

Conditions to the Obligations of Each Party: Consents

[**]36

36 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

47

ATTACHMENT I

Section 4.13(a)

Intellectual Property: Trademarks

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

U.S. Trademarks

Country	Mark	Image	Status	Owner of Record	Classes Combined	Application #	File Date	Registration #	Registration Date	Next Action Due

UNITED STATES	CAMP SNOOPY		REGISTERED	PEANUTS WORLDWIDE LLC	41	73433993	7/11/1983	1289408	8/7/1984	08/07/2024 RENEWAL

UNITED STATES	PEANUTS		REGISTERED	PEANUTS WORLDWIDE LLC	28	73397103	9/30/1982	1265839	1/31/1984	01/31/2024 RENEWAL

UNITED STATES	PEANUTS		REGISTERED	PEANUTS WORLDWIDE LLC	25	74234556	1/2/1992	1729501	11/3/1992	11/03/2022 RENEWAL

UNITED STATES	PEANUTS		REGISTERED	PEANUTS WORLDWIDE LLC	09	77936920	2/16/2010	4429043	11/5/2013	11/05/2019 AFFIDAVIT OF USE

UNITED STATES	PEANUTS		REGISTERED	PEANUTS WORLDWIDE LLC	09, 41	77937534	2/17/2010	4017645	8/30/2011	08/30/2017 AFFIDAVIT OF USE

UNITED STATES	PEANUTS		REGISTERED	PEANUTS WORLDWIDE LLC	09, 41	77937534	2/17/2010	4017645	8/30/2011	08/30/2017 AFFIDAVIT OF USE

UNITED STATES	PEANUTS		REGISTERED	PEANUTS WORLDWIDE LLC	16	73388238	9/23/1982	1255304	10/25/1983	10/25/2023 RENEWAL

UNITED STATES	PEANUTS		REGISTERED	PEANUTS WORLDWIDE LLC	24	74439056	9/23/1993	1970335	4/23/1996	04/23/2026 RENEWAL

1

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

UNITED STATES	PEANUTS	REGISTERED	PEANUTS WORLDWIDE LLC	15	73451132	11/3/1983	1301542	10/23/1984	10/23/2024 RENEWAL

UNITED STATES	PEANUTS BY SCHULZ and Snoopy Design	REGISTERED	PEANUTS WORLDWIDE LLC	03, 05, 09, 11, 14, 16, 20, 21, 24, 25, 28, 30	77900436	12/23/2009	3909991	1/25/2011	01/25/2017 AFFIDAVIT OF USE

UNITED STATES	PEANUTS BY SCHULZ and Snoopy Design	REGISTERED	PEANUTS WORLDWIDE LLC	03, 05, 09, 11, 14, 16, 20, 21, 24, 25, 28, 30	77900436	12/23/2009	3909991	1/25/2011	01/25/2017 AFFIDAVIT OF USE

UNITED STATES	PEANUTS BY SCHULZ and Snoopy Design	REGISTERED	PEANUTS WORLDWIDE LLC	03, 05, 09, 11, 14, 16, 20, 21, 24, 25, 28, 30	77900436	12/23/2009	3909991	1/25/2011	01/25/2017 AFFIDAVIT OF USE

2

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

UNITED STATES	PEANUTS BY SCHULZ and Snoopy Design	REGISTERED	PEANUTS WORLDWIDE LLC	03, 05, 09, 11, 14, 16, 20, 21, 24, 25, 28, 30	77900436	12/23/2009	3909991	1/25/2011	01/25/2017 AFFIDAVIT OF USE

UNITED STATES	PEANUTS BY SCHULZ and Snoopy Design	REGISTERED	PEANUTS WORLDWIDE LLC	03, 05, 09, 11, 14, 16, 20, 21, 24, 25, 28, 30	77900436	12/23/2009	3909991	1/25/2011	01/25/2017 AFFIDAVIT OF USE

UNITED STATES	PEANUTS BY SCHULZ and Snoopy Design	REGISTERED	PEANUTS WORLDWIDE LLC	03, 05, 09, 11, 14, 16, 20, 21, 24, 25, 28, 30	77900436	12/23/2009	3909991	1/25/2011	01/25/2017 AFFIDAVIT OF USE

UNITED STATES	PEANUTS BY SCHULZ and Snoopy Design	REGISTERED	PEANUTS WORLDWIDE LLC	03, 05, 09, 11, 14, 16, 20, 21, 24, 25, 28, 30	77900436	12/23/2009	3909991	1/25/2011	01/25/2017 AFFIDAVIT OF USE

3

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

UNITED STATES	PEANUTS BY SCHULZ and Snoopy Design	REGISTERED	PEANUTS WORLDWIDE LLC	03, 05, 09, 11, 14, 16, 20, 21, 24, 25, 28, 30	77900436	12/23/2009	3909991	1/25/2011	01/25/2017 AFFIDAVIT OF USE

UNITED STATES	PEANUTS BY SCHULZ and Snoopy Design	REGISTERED	PEANUTS WORLDWIDE LLC	03, 05, 09, 11, 14, 16, 20, 21, 24, 25, 28, 30	77900436	12/23/2009	3909991	1/25/2011	01/25/2017 AFFIDAVIT OF USE

UNITED STATES	PEANUTS BY SCHULZ and Snoopy Design	REGISTERED	PEANUTS WORLDWIDE LLC	03, 05, 09, 11, 14, 16, 20, 21, 24, 25, 28, 30	77900436	12/23/2009	3909991	1/25/2011	01/25/2017 AFFIDAVIT OF USE

UNITED STATES	PEANUTS BY SCHULZ and Snoopy Design	REGISTERED	PEANUTS WORLDWIDE LLC	03, 05, 09, 11, 14, 16, 20, 21, 24, 25, 28, 30	77900436	12/23/2009	3909991	1/25/2011	01/25/2017 AFFIDAVIT OF USE

4

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

UNITED STATES	PEANUTS BY SCHULZ and Snoopy Design	REGISTERED	PEANUTS WORLDWIDE LLC	03, 05, 09, 11, 14, 16, 20, 21, 24, 25, 28, 30	77900436	12/23/2009	3909991	1/25/2011	01/25/2017 AFFIDAVIT OF USE

UNITED STATES	PROJECT LINUS	REGISTERED	PEANUTS WORLDWIDE LLC	43	85155913	10/19/2010	3981121	6/21/2011	06/21/2017 AFFIDAVIT OF USE

UNITED STATES	SNOOPY	REGISTERED	PEANUTS WORLDWIDE LLC	20	73388106	9/23/1982	1267166	2/14/1984	02/14/2024 RENEWAL

UNITED STATES	SNOOPY	REGISTERED	PEANUTS WORLDWIDE LLC	16	73446014	9/30/1983	1300520	10/16/1984	10/16/2024 RENEWAL

UNITED STATES	SNOOPY	REGISTERED	PEANUTS WORLDWIDE LLC	14	73388797	9/24/1982	1256819	11/8/1983	11/08/2023 RENEWAL

UNITED STATES	SNOOPY	REGISTERED	PEANUTS WORLDWIDE LLC	05	73388768	9/24/1982	1268857	3/6/1984	03/06/2024 RENEWAL

UNITED STATES	SNOOPY	REGISTERED	PEANUTS WORLDWIDE LLC	21	73388092	9/23/1982	1286055	7/17/1984	07/17/2024 RENEWAL

UNITED STATES	SNOOPY	REGISTERED	PEANUTS WORLDWIDE LLC	25	73389581	9/27/1982	1256970	11/8/1983	11/08/2023 RENEWAL

5

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

UNITED STATES	SNOOPY	REGISTERED	PEANUTS WORLDWIDE LLC	30	76204843	2/6/2001	2492720	9/25/2001	09/25/2021 RENEWAL

UNITED STATES	SNOOPY	REGISTERED	PEANUTS WORLDWIDE LLC	09	85423853	9/15/2011	4145986	5/22/2012	05/22/2018 AFFIDAVIT OF USE

UNITED STATES	SNOOPY	REGISTERED	PEANUTS WORLDWIDE LLC	28	73390381	9/27/1982	1254632	10/18/1983	10/18/2023 RENEWAL

UNITED STATES	SNOOPY	REGISTERED	PEANUTS WORLDWIDE LLC	18	73388796	9/24/1982	1256900	11/8/1983	11/08/2023 RENEWAL

UNITED STATES	SNOOPY BY EVERHART	REGISTERED	PEANUTS WORLDWIDE LLC	16	76171329	11/27/2000	2492654	9/25/2001	09/25/2021 RENEWAL

UNITED STATES	SNOOPY!!! THE MUSICAL	REGISTERED	PEANUTS WORLDWIDE LLC	41	77937314	2/17/2010	3853142	9/28/2010	04/28/2017 AFFIDAVIT OF USE

UNITED STATES	SNOOPYSTORE.COM	REGISTERED	PEANUTS WORLDWIDE LLC	35	78440714	6/24/2004	2970744	7/19/2005	07/19/2025 RENEWAL

UNITED STATES	YOU'RE A GOOD MAN, CHARLIE BROWN	REGISTERED	PEANUTS WORLDWIDE LLC	41	75673991	4/5/1999	2329351	3/14/2000	04/14/2020 RENEWAL

UNITED STATES	SNOOPY'S	REGISTERED	PEANUTS WORLDWIDE LLC	09	77983073	2/24/2012	4198934	8/28/2012	08/28/2018 AFFIDAVIT OF USE

UNITED STATES	PEANUTS	ALLOWED	PEANUTS WORLDWIDE LLC	09	86059550	9/9/2013			12/24/2016 STATEMENT OF USE

6

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

UNITED STATES	SNOOPY	ALLOWED	PEANUTS WORLDWIDE LLC	09	86059561	9/9/2013			4/22/2017 STATEMENT OF USE

UNITED STATES	CHARLIE BROWN	ALLOWED	PEANUTS WORLDWIDE LLC	09	86059604	9/9/2013			10/22/2014 STATEMENT OF USE

UNITED STATES	SNOOPY	ALLOWED	PEANUTS WORLDWIDE LLC	28	86283911	5/16/2014			04/14/2017 STATEMENT OF USE

UNITED STATES	SNOOPY	ALLOWED	PEANUTS WORLDWIDE LLC	03	86304193	6/9/2014			12/23/2016 STATEMENT OF USE

UNITED STATES	PEANUTS	REGISTERED	PEANUTS WORLDWIDE LLC	21	86637624	5/21/2015	5023666	8/16/2016	08/16/2022 AFFIDAVIT OF USE

UNITED STATES	PEANUTS	ALLOWED	PEANUTS WORLDWIDE LLC	18	86746794	9/3/2015			03/29/2017 STATEMENT OF USE

7

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

Foreign Trademarks

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1381	Argentina	Charlie Brown Hat Design		Registered	Peanuts Worldwide LLC	18	3.385.170	02/06/2015	2.773.231	12/09/2015	12/09/2025
PEAN 1382	Argentina	Charlie Brown Hat Design		Registered	Peanuts Worldwide LLC	21	3.385.171	02/06/2015	2,773,232	12/09/2015	12/09/2025
PEAN 1379	Argentina	LUCY Stylized and Design		Registered	Peanuts Worldwide LLC	18	3.385.172	02/06/2015	2.775.258	12/14/2015	12/14/2025
PEAN 1380	Argentina	LUCY Stylized and Design		Registered	Peanuts Worldwide LLC	25	3.385.173	02/06/2015	2.775.256	12/14/2015	12/14/2025
PEAN 1351	Argentina	PEANUTS		Registered	Peanuts Worldwide LLC	9	3.380.869	01/19/2015	2.806.319	05/27/2016	05/27/2026
PEAN 1220	Argentina	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	3	3.303.823	01/17/2014	2.710.787	02/18/2015	02/18/2025
PEAN 1221	Argentina	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	4	3.303.824	01/17/2014	2.707.784	01/19/2015	01/19/2025
PEAN 1222	Argentina	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	6	3.303.825	01/17/2014	2.707.783	01/19/2015	01/19/2025
PEAN 1223	Argentina	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	9	3.303.826	01/17/2014	2.710.786	02/18/2015	02/18/2025
PEAN 1224	Argentina	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	14	3.303.827	01/17/2014	2.710.785	02/18/2015	02/18/2025
PEAN 1225	Argentina	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	15	3.303.828	01/17/2014	2.710.784	02/18/2015	02/18/2025

8

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1226	Argentina	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	16	3.303.829	01/17/2014	2.710.783	02/18/2015	02/18/2025
PEAN 1227	Argentina	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	18	3.303.830	01/17/2014	2.710.782	02/18/2015	02/18/2025
PEAN 1228	Argentina	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	20	3.303.831	01/17/2014	2.710.781	02/18/2015	02/18/2025
PEAN 1229	Argentina	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	21	3.303.832	01/17/2014	2.710.780	02/18/2015	02/18/2025
PEAN 1230	Argentina	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	24	3.303.833	01/17/2014	2.710.779	02/18/2015	02/18/2025
PEAN 1231	Argentina	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	25	3.303.834	01/17/2014	2.710.778	02/18/2015	02/18/2025
PEAN 1232	Argentina	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	26	3.303.835	01/17/2014	2.710.777	02/18/2015	02/18/2025
PEAN 1233	Argentina	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	27	3.303.836	01/17/2014	2.710.776	02/18/2015	02/18/2025

9

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1234	Argentina	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	28	3.303.837	01/17/2014	2.710.775	02/18/2015	02/18/2025
PEAN 101	Argentina	SNOOPY DESIGN A		Registered	Peanuts Worldwide LLC	25	2859466	12/26/1997	2315374	11/03/1998	11/03/2018
PEAN 102	Argentina	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	18	2477408	05/08/1990	2.678.830	12/30/1993	03/05/2024
PEAN 103	Argentina	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	25	2477409	05/08/1990	2.677.597	12/30/1993	03/05/2024
PEAN 098	Argentina	SNOOPY STYLIZED & DESIGN B		Registered	Peanuts Worldwide LLC	9	2.715.249	11/16/2006	2.220.369	03/25/2008	03/25/2018
PEAN 099	Argentina	SNOOPY STYLIZED & DESIGN B		Registered	Peanuts Worldwide LLC	16	2.715.250	11/16/2006	2.202.515	12/13/2007	12/13/2017
PEAN 1267	Argentina	SNOOPY Stylized and Snoopy Design Dancing		Registered	Peanuts Worldwide LLC	3	3.309.461	02/17/2014	2.707.087	01/08/2015	01/08/2025
PEAN 1268	Argentina	SNOOPY Stylized and Snoopy Design Dancing		Registered	Peanuts Worldwide LLC	21	3.309.462	02/17/2014	2.707.088	01/08/2015	01/08/2025
PEAN 095	Armenia	SNOOPY		Registered	Peanuts Worldwide LLC	16	1157	01/31/1996	283	12/23/1996	01/31/2026

10

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 093	Armenia	SNOOPY		Registered	Peanuts Worldwide LLC	25	1157	01/31/1996	282	12/23/1996	01/31/2026
PEAN 092	Armenia	SNOOPY		Registered	Peanuts Worldwide LLC	30	1157	05/13/1996	288	12/23/1996	05/13/2026
PEAN 1281	Australia	CHARLIE BROWN STYLIZED & Design A		Registered	Peanuts Worldwide LLC	25	746799	10/21/1997	746799	07/24/1998	10/21/2017
PEAN 113	Australia	CHARLIE BROWN STYLIZED & Hat Design		Registered	Peanuts Worldwide LLC	3	237735	04/08/1970	237735	04/08/1970	04/08/2025
PEAN 137	Australia	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16	610578	08/31/1993	610578	07/01/1996	08/31/2020
PEAN 138	Australia	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	18	610579	08/31/1993	610579	07/01/1996	08/31/2020
PEAN 139	Australia	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	21	610580	08/31/1993	610580	07/01/1996	08/31/2020
PEAN 140	Australia	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	24	610581	08/31/1993	610581	07/01/1996	08/31/2020
PEAN 141	Australia	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	25	610582	08/31/1993	610582	07/01/1996	08/31/2020
PEAN 142	Australia	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	28	610583	08/31/1993	610583	07/01/1996	08/31/2020
PEAN 114	Australia	LUCY STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	3	237736	04/08/1970	A237736	04/08/1970	04/08/2025
PEAN 131	Australia	PEANUTS		Registered	Peanuts Worldwide LLC	3	363508	07/28/1981	363508	07/28/1981	07/28/2022
PEAN 132	Australia	PEANUTS		Registered	Peanuts Worldwide LLC	14	363509	07/28/1981	363509	07/28/1981	07/28/2022
PEAN 133	Australia	PEANUTS		Registered	Peanuts Worldwide LLC	16	363510	07/28/1981	363510	07/28/1981	07/28/2022

11

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 134	Australia	PEANUTS		Registered	Peanuts Worldwide LLC	25	363511	07/28/1981	363511	07/14/1987	07/28/2022
PEAN 135	Australia	PEANUTS		Registered	Peanuts Worldwide LLC	28	363512	07/28/1981	363512	07/28/1981	07/28/2022
PEAN 1376	Australia	PEANUTS		Registered	Peanuts Worldwide LLC	9	1669395	01/16/2015	1669395	01/16/2015	01/16/2025
PEAN 1437	Australia	PEANUTS		Filed	Peanuts Worldwide LLC	9	1768649	05/04/2016			01/16/2022
PEAN 118	Australia	SNOOPY		Registered	Peanuts Worldwide LLC	9	363491	07/28/1981	363491	07/28/1981	07/28/2022
PEAN 122	Australia	SNOOPY		Registered	Peanuts Worldwide LLC	14	363495	07/28/1981	363495	07/28/1981	07/28/2022
PEAN 121	Australia	SNOOPY		Registered	Peanuts Worldwide LLC	16	363494	07/28/1981	363494	07/28/1981	07/28/2022
PEAN 126	Australia	SNOOPY		Registered	Peanuts Worldwide LLC	18	363503	07/28/1981	363503	07/28/1981	07/28/2022
PEAN 123	Australia	SNOOPY		Registered	Peanuts Worldwide LLC	20	363500	07/28/1981	363500	07/28/1981	07/28/2022
PEAN 124	Australia	SNOOPY		Registered	Peanuts Worldwide LLC	21	363501	07/28/1981	363501	07/28/1981	07/28/2022
PEAN 125	Australia	SNOOPY		Registered	Peanuts Worldwide LLC	24	363502	07/28/1981	363502	07/28/1981	07/28/2022
PEAN 120	Australia	SNOOPY		Registered	Peanuts Worldwide LLC	25	363493	07/28/1981	363493	07/28/1981	07/28/2022
PEAN 119	Australia	SNOOPY		Registered	Peanuts Worldwide LLC	29	363492	07/28/1981	363492	07/28/1981	07/28/2022

12

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 136	Australia	SNOOPY		Registered	Peanuts Worldwide LLC	29, 30, 32, 42	470104	07/31/1987	470104	04/20/1993	07/31/2018
PEAN 1236	Australia	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	3, 4, 6, 9, 14, 15, 16, 18, 20, 21, 24, 25, 26, 27, 28	1601442	01/17/2014	1601442	09/24/2014	01/17/2024
PEAN 127	Australia	SNOOPY DESIGN SERIES ACTION		Registered	Peanuts Worldwide LLC	14	363504	07/28/1981	363504	07/28/1981	07/28/2022
PEAN 128	Australia	SNOOPY DESIGN SERIES ACTION		Registered	Peanuts Worldwide LLC	16	363505	07/28/1981	363505	07/28/1981	07/28/2022
PEAN 129	Australia	SNOOPY DESIGN SERIES ACTION		Registered	Peanuts Worldwide LLC	25	363506	07/28/1981	363506	07/28/1981	07/28/2022
PEAN 130	Australia	SNOOPY DESIGN SERIES ACTION		Registered	Peanuts Worldwide LLC	28	363507	07/28/1981	363507	07/28/1981	07/28/2022
PEAN 116	Australia	SNOOPY STYLIZED & SNOOPY DESIGN DANCING		Registered	Peanuts Worldwide LLC	3	237738	04/08/1970	237738	04/07/1977	04/08/2025
PEAN 115	Australia	SNOOPY STYLIZED AND DESIGN AVIATOR		Registered	Peanuts Worldwide LLC	3	237737	04/08/1970	A237737	04/08/1970	04/08/2025
PEAN 111	Austria	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	3, 5, 12, 14, 15, 16, 20, 21, 24, 25, 28, 30, 31, 32, 35, 41	2262/71	10/13/1971	71124	03/01/1972	03/31/2022

13

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 048	Austria	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16, 18, 21, 24, 25, 28	3857/93	08/12/1993	150333	12/31/1993	12/31/2023
PEAN 110	Austria	PEANUTS		Registered	Peanuts Worldwide LLC	14, 16, 18, 25, 28	3158/92	11/11/1992	144827	12/14/1992	11/30/2022
PEAN 112	Austria	SNOOPY		Registered	Peanuts Worldwide LLC	3, 5, 12, 14, 15, 16, 20, 21, 24, 25, 28, 30, 31, 32, 35, 41	2263/71	10/13/1971	71125	03/01/1972	03/31/2022
PEAN 145	Azerbaijan	SNOOPY		Registered	Peanuts Worldwide LLC	25	1548	11/04/1985	980931	05/21/1998	11/04/2025
PEAN 144	Azerbaijan	SNOOPY		Registered	Peanuts Worldwide LLC	16	1545	02/11/1986	980932	05/21/1998	02/11/2026
PEAN 156	Belarus	SNOOPY		Registered	Peanuts Worldwide LLC	16, 25, 30	2075-03	02/21/1994	4544	07/22/1996	02/21/2024
PEAN 159	Belize	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	16, 25, 28	1430.03	03/12/2003	1430.03	03/12/2003	03/12/2023
PEAN 155	Benelux	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16, 18, 21, 24, 25, 28	802175	08/23/1993	534943	08/23/1993	08/23/2023

14

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 153	Benelux	LUCY STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	3, 14, 16, 20, 21, 25, 28, 29, 30, 31, 32	29007	12/31/1971	109199	12/31/1971	12/31/2020
PEAN 152	Benelux	PEANUTS		Registered	Peanuts Worldwide LLC	25, 35	610050	07/18/1997	610050	07/18/1997	07/18/2017
PEAN 154	Benelux	SNOOPY		Registered	Peanuts Worldwide LLC	11, 24, 30	781899	08/04/1992	519551	08/04/1992	08/04/2022
PEAN 149	Bolivia	SNOOPY DESIGN A		Registered	Peanuts Worldwide LLC	16	908	07/31/1990	51262-C	05/03/1991	05/03/2021
PEAN 150	Bolivia	SNOOPY DESIGN A		Registered	Peanuts Worldwide LLC	25	909	07/31/1990	51261-C	05/03/1991	05/03/2021
PEAN 151	Bolivia	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	28	SM457306	11/17/2006	19501-C	07/03/2007	07/03/2017
PEAN 1352	Brazil	PEANUTS		Filed	Peanuts Worldwide LLC	9	908890834	01/21/2015
PEAN 1417	Brazil	PEANUTS		Filed	Peanuts Worldwide LLC	16	910131058	10/15/2015
PEAN 1418	Brazil	PEANUTS		Filed	Peanuts Worldwide LLC	18	910131074	10/15/2015

15

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1419	Brazil	PEANUTS		Filed	Peanuts Worldwide LLC	25	910131090	10/15/2015
PEAN 1413	Brazil	SNOOPY		Filed	Peanuts Worldwide LLC	9	910130957	10/15/2015
PEAN 1414	Brazil	SNOOPY		Filed	Peanuts Worldwide LLC	16	910130965	10/15/2015
PEAN 1415	Brazil	SNOOPY		Filed	Peanuts Worldwide LLC	18	910130981	10/15/2015
PEAN 1416	Brazil	SNOOPY		Filed	Peanuts Worldwide LLC	25	910131031	10/15/2015
PEAN 148	Brunei	SNOOPY PLACE & DESIGN		Registered	Peanuts Worldwide LLC	42	33745	01/02/2001	33745	01/02/2001	01/02/2021
PEAN 160	Canada	SNOOPY		Registered	Peanuts Worldwide LLC	NA	323367	09/16/1969	TMA185,668	09/22/1972	09/22/2017
PEAN 168	Chile	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16	640.593	03/17/2004	1147773	06/11/2004	06/11/2024

16

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 169	Chile	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	18	640.594	03/17/2004	1147775	06/11/2004	06/11/2024
PEAN 170	Chile	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	21	640.595	03/17/2004	1118751	06/11/2004	06/11/2024
PEAN 171	Chile	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	24	640.596	03/17/2004	1118964	06/11/2004	06/11/2024
PEAN 172	Chile	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	25	640.597	03/17/2004	1158131	06/11/2004	06/11/2024
PEAN 173	Chile	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	28	640.598	03/17/2004	1119843	06/11/2004	06/11/2024
PEAN 175	Chile	PEANUTS		Registered	Peanuts Worldwide LLC	16, 25, 28	855.032	10/30/1998	862.073	04/27/1999	04/27/2019
PEAN 1353	Chile	PEANUTS		Registered	Peanuts Worldwide LLC	9	1139554	01/19/2015	1185061	11/09/2015	11/09/2025
PEAN 178	Chile	PEANUTS CHARACTERS GROUP SCENE A		Registered	Peanuts Worldwide LLC	16, 26, 28	547.587	01/09/1981	962.889	06/22/1981	05/10/2022
PEAN 181	Chile	PEANUTS CHARACTERS GROUP SCENE A		Registered	Peanuts Worldwide LLC	25	582.662	05/13/1982	1.004.038	05/13/1982	05/13/2022

17

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 176	Chile	SNOOPY		Registered	Peanuts Worldwide LLC	35	535.686	01/09/1981	943935	06/30/1981	06/30/2021
PEAN 179	Chile	SNOOPY		Registered	Peanuts Worldwide LLC	14, 16, 25, 28	554.395	01/09/1981	943934	11/25/1981	11/25/2021
PEAN 182	Chile	SNOOPY		Registered	Peanuts Worldwide LLC	38	792.737	09/22/1987	816.259	12/23/2007	12/23/2017
PEAN 166	Chile	SNOOPY		Registered	Peanuts Worldwide LLC	30, 31, 32	897.122	06/09/1989	908.369	03/05/1990	03/05/2020
PEAN 167	Chile	SNOOPY		Registered	Peanuts Worldwide LLC	30, 32	913.159	09/21/2000	910.947	09/21/2000	09/21/2020
PEAN 1265	Chile	SNOOPY		Registered	Peanuts Worldwide LLC	40, 41	1.094.983	02/12/2014	1.157.652	02/25/2015	02/25/2025
PEAN 174	Chile	SNOOPY DESIGN D		Registered	Peanuts Worldwide LLC	3	816.841	08/11/1987	831.606	04/15/1988	04/15/2018
PEAN 165	Chile	SNOOPY DESIGN D		Registered	Peanuts Worldwide LLC	29, 30, 32	792.742	08/11/1987	816.263	10/09/1987	10/09/2017
PEAN 177	Chile	SNOOPY DESIGN E		Registered	Peanuts Worldwide LLC	35	535.687	01/09/1981	943942	06/30/1981	06/30/2021
PEAN 180	Chile	SNOOPY DESIGN E		Registered	Peanuts Worldwide LLC	14, 16, 25, 28, 30	565.131	01/09/1981	980190	01/07/1982	01/07/2022

18

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1339	China P.R.	"Peanuts The Movie" in Chinese		Registered	Peanuts Worldwide LLC	9	15170988	08/18/2014	15170988	11/28/2015	11/27/2025
PEAN 268	China P.R.	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	25	5288060	04/14/2006	5288060	01/07/2013	01/06/2023
PEAN 272	China P.R.	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	16	5686492	10/27/2006	5686492	09/28/2009	09/27/2019
PEAN 296	China P.R.	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	14	5742444	11/23/2006	5742444	10/07/2009	10/06/2019
PEAN 276	China P.R.	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	18	5742419	11/23/2006	5742419	05/28/2010	05/27/2020
PEAN 277	China P.R.	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	20	5742420	11/23/2006	5742420	10/07/2009	10/06/2019
PEAN 278	China P.R.	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	21	5742421	11/23/2006	5742421	10/14/2009	10/13/2019
PEAN 279	China P.R.	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	24	5742422	11/23/2006	5742422	11/21/2009	11/20/2019
PEAN 295	China P.R.	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	28	5742443	11/23/2006	5742443	12/07/2009	12/06/2019

19

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 300	China P.R.	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	12	5895338	02/07/2007	5895338	10/28/2009	10/27/2019
PEAN 1024	China P.R.	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	18	9072465	01/20/2011	9072465	12/14/2013	12/13/2023
PEAN 1336	China P.R.	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	9	15170985	08/08/2014	15170985	10/07/2015	10/06/2025
PEAN 271	China P.R.	CHARLIE BROWN (IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	16	5686491	10/27/2006	5686491	09/28/2009	09/27/2019
PEAN 299	China P.R.	CHARLIE BROWN (IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	12	5895337	02/07/2007	5895337	10/28/2009	10/27/2019
PEAN 269	China P.R.	CHARLIE BROWN CAFE & DESIGN		Registered	Peanuts Worldwide LLC	41	5623777	09/22/2006	5623777	12/21/2009	12/20/2019
PEAN 1451	China P.R.	Charlie Brown Café in Chinese		Filed	Peanuts Worldwide LLC	43	Filed	01/09/2017
PEAN 288	China P.R.	CHARLIE BROWN DESIGN A		Registered	Peanuts Worldwide LLC	14	5742433	11/23/2006	5742433	10/07/2009	10/06/2019
PEAN 289	China P.R.	CHARLIE BROWN DESIGN A		Registered	Peanuts Worldwide LLC	18	5742434	11/23/2006	5742434	11/21/2009	11/20/2019
PEAN 290	China P.R.	CHARLIE BROWN DESIGN A		Registered	Peanuts Worldwide LLC	20	5742435	11/23/2006	5742435	10/07/2009	10/06/2019

20

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 266	China P.R.	CHARLIE BROWN DESIGN WAVING		Registered	Peanuts Worldwide LLC	25	5287942	04/14/2006	5287942	07/28/2009	07/27/2019
PEAN 270	China P.R.	CHARLIE BROWN DESIGN WAVING		Registered	Peanuts Worldwide LLC	16	5686490	10/27/2006	5686490	09/28/2009	09/27/2019
PEAN 273	China P.R.	CHARLIE BROWN DESIGN WAVING		Registered	Peanuts Worldwide LLC	21	5742416	11/23/2006	5742416	10/14/2009	10/13/2019
PEAN 274	China P.R.	CHARLIE BROWN DESIGN WAVING		Registered	Peanuts Worldwide LLC	24	5742417	11/23/2006	5742417	11/28/2009	11/27/2019
PEAN 275	China P.R.	CHARLIE BROWN DESIGN WAVING		Registered	Peanuts Worldwide LLC	28	5742418	11/23/2006	5742418	12/07/2009	12/06/2019
PEAN 298	China P.R.	CHARLIE BROWN DESIGN WAVING		Registered	Peanuts Worldwide LLC	12	5895336	02/07/2007	5895336	10/28/2009	10/27/2019
PEAN 1337	China P.R.	Charlie Brown in Chinese		Registered	Peanuts Worldwide LLC	9	15170986	08/18/2014	15170986	10/07/2015	10/06/2025
PEAN 245	China P.R.	CHARLIE BROWN PEANUTS CAFE & DESIGN		Registered	Peanuts Worldwide LLC	42	2001091661	06/01/2001	1957002	10/14/2002	10/13/2022
PEAN 247	China P.R.	CHARLIE BROWN PEANUTS CAFE N' DINER & Design		Registered	Peanuts Worldwide LLC	42	2001091663	06/01/2001	1956998	10/14/2002	10/13/2022

21

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 410	China P.R.	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	25	93106650	11/04/1993	1064866	07/28/1997	07/27/2027
PEAN 402	China P.R.	JOE COOL Design		Registered	Peanuts Worldwide LLC	14	8837533	10/20/1988	361368	09/20/1989	09/19/2019
PEAN 405	China P.R.	JOE COOL Design		Registered	Peanuts Worldwide LLC	14	8837538	10/20/1988	362727	09/30/1989	09/29/2019
PEAN 404	China P.R.	JOE COOL Design		Registered	Peanuts Worldwide LLC	16	8837535	10/20/1988	362673	09/30/1989	09/29/2019
PEAN 400	China P.R.	JOE COOL Design		Registered	Peanuts Worldwide LLC	21	8837531	10/20/1988	361362	09/20/1989	09/19/2019
PEAN 401	China P.R.	JOE COOL Design		Registered	Peanuts Worldwide LLC	21	8837532	10/20/1988	357292	08/10/1989	08/09/2019
PEAN 406	China P.R.	JOE COOL Design		Registered	Peanuts Worldwide LLC	24	8837539	10/20/1988	362738	09/30/1989	09/29/2019
PEAN 408	China P.R.	JOE COOL Design		Registered	Peanuts Worldwide LLC	25	8837541	10/20/1988	361676	09/20/1989	09/19/2019
PEAN 403	China P.R.	JOE COOL Design		Registered	Peanuts Worldwide LLC	28	8837534	10/20/1988	362638	09/30/1989	09/29/2019
PEAN 409	China P.R.	JOE COOL Design		Registered	Peanuts Worldwide LLC	30	8837542	10/20/1988	361200	09/20/1989	09/19/2019

22

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 407	China P.R.	JOE COOL Design		Registered	Peanuts Worldwide LLC	25	8837540	10/20/1988	362729	09/30/1989	09/29/2019
PEAN 199	China P.R.	JOE COOL Design		Registered	Peanuts Worldwide LLC	26	N/A	09/29/1999	384423	09/29/1999	09/28/2019
PEAN 240	China P.R.	JOE COOL Design		Registered	Peanuts Worldwide LLC	16	2000172952	11/09/2000	1745792	04/14/2002	04/13/2022
PEAN 223	China P.R.	PEANUTS		Registered	Peanuts Worldwide LLC	16	283870	04/10/1987	283870	04/10/1987	04/09/2027
PEAN 364	China P.R.	PEANUTS		Registered	Peanuts Worldwide LLC	14	8837470	10/20/1988	362724	09/30/1989	09/29/2019
PEAN 356	China P.R.	PEANUTS		Registered	Peanuts Worldwide LLC	14	8837461	10/20/1988	361353	09/20/1989	09/19/2019
PEAN 360	China P.R.	PEANUTS		Registered	Peanuts Worldwide LLC	16	8837466	10/20/1988	362625	09/30/1989	09/29/2019
PEAN 358	China P.R.	PEANUTS		Registered	Peanuts Worldwide LLC	21	8837463	10/20/1988	361354	09/20/1989	09/19/2019
PEAN 355	China P.R.	PEANUTS		Registered	Peanuts Worldwide LLC	21	8837460	10/20/1988	357288	08/10/1989	08/09/2019
PEAN 359	China P.R.	PEANUTS		Registered	Peanuts Worldwide LLC	24	8837464	10/20/1988	362733	09/30/1989	09/29/2019
PEAN 357	China P.R.	PEANUTS		Registered	Peanuts Worldwide LLC	25	8837462	10/20/1988	362698	09/30/1989	09/29/2019
PEAN 363	China P.R.	PEANUTS		Registered	Peanuts Worldwide LLC	25	8837469	10/20/1988	361669	09/20/1989	09/19/2019

23

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 361	China P.R.	PEANUTS		Registered	Peanuts Worldwide LLC	28	8837467	10/20/1988	362642	09/30/1989	09/29/2019
PEAN 362	China P.R.	PEANUTS		Registered	Peanuts Worldwide LLC	30	8837468	10/20/1988	360571	09/10/1989	09/09/2019
PEAN 200	China P.R.	PEANUTS		Registered	Peanuts Worldwide LLC	26	384421	09/30/1999	384421	09/30/1999	09/29/2019
PEAN 1338	China P.R.	PEANUTS		Filed	Peanuts Worldwide LLC	9	15170987	08/18/2014
PEAN 1349	China P.R.	PEANUTS		Registered	Peanuts Worldwide LLC	4, 6, 8, 14, 15, 16, 18, 21, 26, 27, 28	16170366	01/16/2015	16170366	09/21/2016	09/20/2026
PEAN 1423	China P.R.	PEANUTS		Filed	Peanuts Worldwide LLC	10	18386864	11/20/2015
PEAN 1008	China P.R.	PEANUTS COMIC LLC IN CHINESE CHARACTERS		Registered	Peanuts Worldwide LLC	35	8959124	12/17/2010	8959124	01/21/2012	01/20/2022
PEAN 246	China P.R.	PEANUTS EXPRESS PEANUTS & DESIGN		Registered	Peanuts Worldwide LLC	42	2001091662	06/01/2001	1957001	10/14/2002	10/13/2022
PEAN 1038	China P.R.	PHOTO STUDIO & SNOOPY LIKENESS AND CAMERA DESIGN		Registered	Peanuts Worldwide LLC	16	9258741	03/25/2011	9258741	04/07/2012	04/06/2022
PEAN 1036	China P.R.	PHOTO STUDIO & SNOOPY LIKENESS AND CAMERA DESIGN		Registered	Peanuts Worldwide LLC	20	9258740	03/25/2011	9258740	04/07/2012	04/06/2022
PEAN 1037	China P.R.	PHOTO STUDIO & SNOOPY LIKENESS AND CAMERA DESIGN		Registered	Peanuts Worldwide LLC	41	9258739	03/25/2011	9258739	06/14/2012	06/13/2022

24

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1299	China P.R.	SHI NU BI (IN CHINESE CHARACTERS)		Filed	Peanuts Worldwide LLC	28	14612409	06/17/2014
PEAN 416	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS		Registered	Peanuts Worldwide LLC	28	94051608	06/04/1994	835478	04/28/1996	04/27/2026
PEAN 211	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	25	614130	10/10/1992	614130	10/10/1992	10/09/2022
PEAN 210	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	28	613944	10/10/1992	613944	10/10/1992	10/09/2022
PEAN 411	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	14	94051601	06/04/1994	880783	10/13/1996	10/13/2026
PEAN 412	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	16	94051602	06/04/1994	835759	04/28/1996	04/27/2026
PEAN 413	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	18	94051603	06/04/1994	823317	03/14/1996	03/13/2026
PEAN 414	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	25	94051605	06/04/1994	833711	04/21/1996	04/20/2026
PEAN 415	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	27	94051607	06/04/1994	819721	02/28/1996	02/27/2026
PEAN 417	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	30	94051609	06/04/1994	815015	02/14/1996	02/13/2026

25

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 420	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	24	94061959	06/30/1994	1088033	08/28/1997	08/27/2027
PEAN 262	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	20	4263489	09/10/2004	4263489	11/28/2007	11/27/2027
PEAN 1131	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	9	4263491	09/10/2004	4263491	06/14/2014	06/13/2024
PEAN 292	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	9	5742440	11/23/2006	5742440	10/14/2013	10/13/2023
PEAN 293	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	11	5742441	11/23/2006	5742441	01/28/2010	01/27/2020
PEAN 294	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	29	5742442	11/23/2006	5742442	08/21/2014	08/20/2024
PEAN 291	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	31	5742439	11/23/2006	5742439	11/21/2009	11/20/2019
PEAN 311	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	12	7905742	12/11/2009	7905742	04/21/2011	04/20/2021
PEAN 312	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	16	7905743	12/11/2009	7905743	06/14/2011	06/13/2021

26

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 313	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	24	7905744	12/11/2009	7905744	06/14/2011	06/13/2021
PEAN 314	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	25	7905745	12/11/2009	7905745	07/07/2014	07/06/2024
PEAN 337	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	35	7906137	12/11/2009	7906137	05/14/2014	05/13/2024
PEAN 336	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	38	7906136	12/11/2009	7906136	03/14/2011	03/13/2021
PEAN 335	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	41	7906135	12/11/2009	7906135	02/21/2011	02/20/2021
PEAN 334	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	42	7906134	12/11/2009	7906134	02/21/2011	02/20/2021
PEAN 233	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	43	7906133	12/11/2009	7906133	02/28/2011	02/27/2021
PEAN 1006	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	28	8706269	09/28/2010	8706269	04/07/2015	04/06/2025
PEAN 1027	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	24	9114185	02/09/2011	9114185	02/28/2014	02/27/2024
PEAN 1081	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	12	11383967	08/22/2012	11383967	08/28/2016	08/27/2026
PEAN 1133	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	9	13703649	12/12/2013	13703649	04/14/2015	04/13/2025
PEAN 1136	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Filed	Peanuts Worldwide LLC	3	13900451	01/13/2014
PEAN 1276	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	30	14131093	03/07/2014	14131093	05/07/2015	05/06/2025
PEAN 1287	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Filed	Peanuts Worldwide LLC	5	14194654	03/18/2014
PEAN 1427	China P.R.	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Filed	Peanuts Worldwide LLC	29	18999369	01/27/2016

27

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 204	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	9	382765	08/30/1985	382765	07/20/1986	07/19/2026
PEAN 206	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	14	254825	08/30/1985	254825	07/10/1986	07/09/2026
PEAN 203	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	14	256108	08/30/1985	256108	07/20/1986	07/19/2026
PEAN 201	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	16	255997	08/30/1985	255997	07/20/1986	07/19/2026
PEAN 202	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	21	295314	08/30/1985	295314	08/10/1987	08/09/2027
PEAN 208	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	25	253508	08/30/1985	253508	06/30/1986	06/29/2026
PEAN 207	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	25	254824	08/30/1985	254824	07/10/1986	07/09/2026
PEAN 205	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	28	255883	08/30/1985	255883	09/10/1986	09/09/2026
PEAN 209	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	30	261213	08/30/1985	261213	08/30/1986	08/29/2026
PEAN 224	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	21	280065	03/10/1987	280065	03/10/1987	03/09/2027
PEAN 418	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	27	94051646	06/04/1994	819720	02/28/1996	02/27/2026
PEAN 419	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	24	94061958	06/30/1994	1088034	08/28/1997	08/27/2027
PEAN 421	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	18	960121918	11/04/1996	1134849	12/14/1997	12/13/2027
PEAN 422	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	42	9800035462	04/15/1998	1297345	07/21/1999	07/20/2019
PEAN 184	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	20	9800124714	11/05/1998	1404779	06/07/2000	06/06/2020
PEAN 236	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	7	2000159358	10/17/2000	1685703	12/21/2001	12/20/2021

28

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 237	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	11	2000159359	10/17/2000	1678109	12/07/2001	12/06/2021
PEAN 186	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	35	3079568	01/25/2002	3079568	05/21/2003	05/20/2023
PEAN 187	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	3	3229981	07/02/2002	3229981	05/07/2004	05/06/2024
PEAN 188	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	5	3822138	12/01/2003	3822138	04/07/2006	04/06/2026
PEAN 1009	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	9	4263486	09/10/2004	4263486	06/14/2010	06/13/2020
PEAN 260	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	12	4263485	09/10/2004	4263485	05/14/2007	05/13/2027
PEAN 259	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	21	4263484	09/10/2004	4263484	08/14/2013	08/13/2023
PEAN 258	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	32	4263483	09/10/2004	4263483	08/07/2009	08/06/2019
PEAN 284	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	9	5742429	11/23/2006	5742429	10/07/2011	10/06/2021
PEAN 285	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	11	5742430	11/23/2006	5742430	09/14/2009	09/13/2019
PEAN 286	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	29	5742431	11/23/2006	5742431	11/21/2009	11/20/2019
PEAN 287	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	31	5742432	11/23/2006	5742432	11/21/2009	11/20/2019

29

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 304	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	16	6364645	11/07/2007	6364645	10/21/2012	10/20/2022
PEAN 307	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	3	7508591	06/30/2009	7508591	12/14/2013	12/13/2023
PEAN 306	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	16	7508590	06/30/2009	7508590	10/21/2012	10/20/2022
PEAN 324	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	3	7905758	12/11/2009	7905758	12/28/2010	12/27/2020
PEAN 325	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	5	7905759	12/11/2009	7905759	01/21/2011	01/20/2021
PEAN 326	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	7	7905760	12/11/2009	7905760	02/07/2011	02/06/2021
PEAN 327	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	9	7905761	12/11/2009	7905761	07/21/2011	07/20/2021
PEAN 328	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	11	7905762	12/11/2009	7905762	03/28/2011	03/27/2021
PEAN 329	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	12	7905763	12/11/2009	7905763	02/07/2011	02/06/2021
PEAN 330	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	14	7905764	12/11/2009	7905764	02/14/2011	02/13/2021
PEAN 331	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	16	7905765	12/11/2009	7905765	06/07/2011	06/06/2021
PEAN 332	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	18	7905766	12/11/2009	7905766	02/14/2011	02/13/2021
PEAN 333	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	20	7905767	12/11/2009	7905767	02/14/2011	02/13/2021

30

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 315	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	21	7905748	12/11/2009	7905748	03/07/2011	03/06/2021
PEAN 316	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	24	7905749	12/11/2009	7905749	06/14/2011	06/13/2021
PEAN 317	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	25	7905750	12/11/2009	7905750	01/21/2012	01/20/2022
PEAN 318	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	26	7905751	12/11/2009	7905751	02/14/2011	02/13/2021
PEAN 319	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	28	7905752	12/11/2009	7905752	02/14/2011	02/13/2021
PEAN 320	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	29	7905753	12/11/2009	7905753	03/14/2011	03/13/2021
PEAN 321	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	30	7905754	12/11/2009	7905754	01/21/2011	01/20/2021
PEAN 322	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	31	7905755	12/11/2009	7905755	04/14/2012	04/13/2022
PEAN 323	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	32	7905756	12/11/2009	7905756	01/21/2011	01/20/2021
PEAN 1280	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	35	7905757	12/11/2009	7905757	02/28/2011	02/27/2021
PEAN 308	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	42	7905738	12/11/2009	7905738	02/21/2011	02/20/2021
PEAN 309	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	43	7905739	12/11/2009	7905739	02/28/2011	02/27/2021
PEAN 344	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	16	8340688	05/28/2010	8340688	06/07/2011	06/06/2021
PEAN 343	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	41	8340687	05/28/2010	8340687	06/07/2011	06/06/2021
PEAN 064	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	21	8678012	09/17/2010	8678012	08/14/2014	08/13/2024

31

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1082	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	12	11383966	08/22/2012	11383966	01/21/2014	01/20/2024
PEAN 1274	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	29	14131095	03/07/2014	14131095	04/28/2015	04/27/2025
PEAN 1275	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	30	14131094	03/07/2014	14131094	04/14/2015	04/13/2025
PEAN 1273	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	32	14131096	03/07/2014	14131096	05/07/2015	05/06/2025
PEAN 1286	China P.R.	SNOOPY		Registered	Peanuts Worldwide LLC	5	14194653	03/18/2014	14194653	05/07/2015	05/06/2025
PEAN 1429	China P.R.	SNOOPY		Filed	Peanuts Worldwide LLC	15	19078707	02/04/2016
PEAN 1239	China P.R.	SNOOPY & HIS SISTER BELLE		Registered	Peanuts Worldwide LLC	3	13950371	01/21/2014	13950371	02/28/2015	02/27/2025
PEAN 1241	China P.R.	SNOOPY & HIS SISTER BELLE		Registered	Peanuts Worldwide LLC	6	13905369	01/21/2014	13950369	06/07/2015	06/06/2025
PEAN 1242	China P.R.	SNOOPY & HIS SISTER BELLE		Registered	Peanuts Worldwide LLC	9	13950368	01/21/2014	13950368	06/07/2015	06/06/2025
PEAN 1243	China P.R.	SNOOPY & HIS SISTER BELLE		Registered	Peanuts Worldwide LLC	14	13950367	01/21/2014	13950367	04/21/2015	04/20/2025
PEAN 1246	China P.R.	SNOOPY & HIS SISTER BELLE		Registered	Peanuts Worldwide LLC	16	13950400	01/21/2014	13950400	04/21/2015	04/20/2025

32

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1247	China P.R.	SNOOPY & HIS SISTER BELLE		Registered	Peanuts Worldwide LLC	18	13950399	01/21/2014	13950399	04/21/2015	04/20/2025
PEAN 1248	China P.R.	SNOOPY & HIS SISTER BELLE		Registered	Peanuts Worldwide LLC	20	13950398	01/21/2014	13950398	04/21/2015	04/20/2025
PEAN 1249	China P.R.	SNOOPY & HIS SISTER BELLE		Registered	Peanuts Worldwide LLC	21	13950397	01/21/2014	13950397	04/21/2015	04/20/2025
PEAN 1250	China P.R.	SNOOPY & HIS SISTER BELLE		Registered	Peanuts Worldwide LLC	24	13950396	01/21/2014	13950396	04/21/2015	04/20/2025
PEAN 1252	China P.R.	SNOOPY & HIS SISTER BELLE		Registered	Peanuts Worldwide LLC	26	13950394	01/21/2014	13950394	04/21/2015	04/20/2025
PEAN 1253	China P.R.	SNOOPY & HIS SISTER BELLE		Registered	Peanuts Worldwide LLC	27	13950393	01/21/2014	13950393	04/21/2015	04/20/2025
PEAN 1254	China P.R.	SNOOPY & HIS SISTER BELLE		Registered	Peanuts Worldwide LLC	28	13950392	01/21/2014	13950392	04/21/2015	04/20/2025
PEAN 1145	China P.R.	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	6	13950389	01/21/2014	13950389	04/28/2015	04/27/2025

33

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1146	China P.R.	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	9	13950388	01/21/2014	13950388	05/28/2016	05/27/2026
PEAN 1147	China P.R.	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	14	13950387	01/21/2014	13950387	05/28/2015	05/27/2025
PEAN 1148	China P.R.	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	15	13950386	01/21/2014	13950386	05/28/2016	05/27/2026
PEAN 1149	China P.R.	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	16	13950385	01/21/2014	13950385	09/07/2016	09/06/2026
PEAN 1150	China P.R.	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	18	13950384	01/21/2014	13950384	03/21/2016	03/20/2026
PEAN 1151	China P.R.	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	20	13950383	01/21/2014	13950383	04/07/2016	04/06/2026
PEAN 1152	China P.R.	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	21	13950382	01/21/2014	13950382	04/07/2016	04/06/2026
PEAN 1153	China P.R.	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	24	13950381	01/21/2014	13950381	01/14/2016	01/13/2026

34

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1154	China P.R.	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	25	13950380	01/21/2014	13950380	04/28/2015	04/27/2025
PEAN 1155	China P.R.	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	26	13950379	01/21/2014	13950379	02/28/2016	02/27/2026
PEAN 1156	China P.R.	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	27	13950378	01/21/2014	13950378	04/21/2015	04/20/2025
PEAN 303	China P.R.	SNOOPY AND WOODSTOCK DESIGN		Registered	Peanuts Worldwide LLC	16	6364644	11/07/2007	6364644	03/14/2010	03/13/2020
PEAN 339	China P.R.	SNOOPY BABY BEST FRIEND STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	25	8328606	05/25/2010	8328606	05/28/2011	05/27/2021
PEAN 1080	China P.R.	SNOOPY BABY BEST FRIEND STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	25	11363554	08/17/2012	11363554	01/21/2014	01/20/2024
PEAN 305	China P.R.	SNOOPY BABY STYLIZED WITH SNOOPY & WOODSTOCK DESIGN		Registered	Peanuts Worldwide LLC	16	7316599	04/10/2009	7316599	08/14/2010	08/13/2020
PEAN 301	China P.R.	SNOOPY BAKERY LOGO		Registered	Peanuts Worldwide LLC	30	6256560	09/03/2007	6256560	01/28/2010	01/27/2020
PEAN 302	China P.R.	SNOOPY BAKERY LOGO		Registered	Peanuts Worldwide LLC	43	6256561	09/03/2007	6256561	03/28/2010	03/27/2020
PEAN 347	China P.R.	SNOOPY DEISGN PLAYING TENNIS		Registered	Peanuts Worldwide LLC	25	8837450	10/20/1988	361672	09/20/1989	09/19/2019
PEAN 388	China P.R.	SNOOPY DESIGN AVIATOR ON DOGHOUSE ROOF		Registered	Peanuts Worldwide LLC	14	8837520	10/20/1988	360965	09/10/1989	09/09/2019
PEAN 393	China P.R.	SNOOPY DESIGN AVIATOR ON DOGHOUSE ROOF		Registered	Peanuts Worldwide LLC	14	8837525	10/20/1988	362696	09/30/1989	09/29/2019
PEAN 392	China P.R.	SNOOPY DESIGN AVIATOR ON DOGHOUSE ROOF		Registered	Peanuts Worldwide LLC	16	8837523	10/20/1988	362811	09/30/1989	09/29/2019

35

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 399	China P.R.	SNOOPY DESIGN AVIATOR ON DOGHOUSE ROOF		Registered	Peanuts Worldwide LLC	21	8837530	10/20/1988	357291	08/10/1989	08/09/2019
PEAN 387	China P.R.	SNOOPY DESIGN AVIATOR ON DOGHOUSE ROOF		Registered	Peanuts Worldwide LLC	21	8837519	10/20/1988	361357	09/20/1989	09/19/2019
PEAN 394	China P.R.	SNOOPY DESIGN AVIATOR ON DOGHOUSE ROOF		Registered	Peanuts Worldwide LLC	24	8837526	10/20/1988	362735	09/30/1989	09/29/2019
PEAN 397	China P.R.	SNOOPY DESIGN AVIATOR ON DOGHOUSE ROOF		Registered	Peanuts Worldwide LLC	25	8837528	10/20/1988	362500	09/30/1989	09/29/2019
PEAN 396	China P.R.	SNOOPY DESIGN AVIATOR ON DOGHOUSE ROOF		Registered	Peanuts Worldwide LLC	25	8837527	10/20/1988	361141	09/10/1989	09/09/2019
PEAN 1279	China P.R.	SNOOPY DESIGN AVIATOR ON DOGHOUSE ROOF		Registered	Peanuts Worldwide LLC	26	8837526	10/20/1988	384424	09/30/1989	09/29/2019
PEAN 390	China P.R.	SNOOPY DESIGN AVIATOR ON DOGHOUSE ROOF		Registered	Peanuts Worldwide LLC	28	8837521	10/20/1988	362640	09/30/1989	09/29/2019
PEAN 398	China P.R.	SNOOPY DESIGN AVIATOR ON DOGHOUSE ROOF		Registered	Peanuts Worldwide LLC	30	8837529	10/20/1988	361198	09/20/1989	09/19/2019
PEAN 241	China P.R.	SNOOPY DESIGN AVIATOR ON DOGHOUSE ROOF		Registered	Peanuts Worldwide LLC	16	2000172953	11/09/2000	1745791	04/14/2002	04/13/2022
PEAN 232	China P.R.	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	3	3229979	07/02/2002	3229979	03/14/2004	03/13/2024
PEAN 297	China P.R.	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	9	5742445	11/23/2006	5742445	11/28/2009	11/27/2019
PEAN 280	China P.R.	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	11	5742426	11/23/2006	5742426	09/14/2009	09/13/2019

36

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 282	China P.R.	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	29	5742427	11/23/2006	5742427	06/21/2009	06/20/2019
PEAN 283	China P.R.	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	31	5742428	11/23/2006	5742428	06/28/2009	06/27/2019
PEAN 198	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	5	3822135	11/25/2003	3822135	04/07/2006	04/06/2026
PEAN 197	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	3	3839563	12/11/2003	3839563	05/07/2006	05/06/2026
PEAN 195	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	9	4263482	09/10/2004	4263482	02/21/2007	02/20/2027
PEAN 193	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	12	4263441	09/10/2004	4263441	02/14/2007	02/13/2027
PEAN 257	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	16	4263440	09/10/2004	4263440	10/28/2007	10/27/2027
PEAN 256	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	18	4263439	09/10/2004	4263439	09/21/2008	09/20/2018
PEAN 255	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	20	4263438	09/10/2004	4263438	10/14/2007	10/13/2027
PEAN 254	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	21	4263437	09/10/2004	4263437	09/28/2007	09/27/2027
PEAN 253	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	24	4263436	09/10/2004	4263436	09/14/2008	09/13/2018
PEAN 252	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	25	4263435	09/10/2004	4263435	11/14/2008	11/13/2018
PEAN 251	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	28	4263434	09/10/2004	4263434	09/14/2008	09/13/2018
PEAN 194	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	29	4263433	09/10/2004	4263433	02/14/2007	02/13/2027

37

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 192	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	30	4263432	09/10/2004	4263432	02/14/2007	02/13/2027
PEAN 196	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	32	4263426	09/10/2004	4263426	02/14/2007	02/13/2027
PEAN 265	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	27	4989006	11/08/2005	4989006	04/28/2009	04/27/2019
PEAN 1083	China P.R.	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	12	11383968	08/22/2012	11383968	01/21/2014	01/20/2024
PEAN 239	China P.R.	SNOOPY DESIGN C		Registered	Peanuts Worldwide LLC	30	2000170761	11/06/2000	1678974	12/07/2001	12/06/2021
PEAN 231	China P.R.	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	25	274823	08/30/1985	274823	01/10/1987	01/09/2027
PEAN 230	China P.R.	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	30	277237	08/30/1985	277237	02/10/1987	02/09/2027
PEAN 226	China P.R.	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	14	276818	01/30/1987	276818	01/30/1987	01/29/2027
PEAN 227	China P.R.	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	21	276821	01/30/1987	276821	01/30/1987	01/29/2027
PEAN	China P.R.	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	25	276874	01/30/1987	276874	01/30/1987	01/29/2027
PEAN 229	China P.R.	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	28	276873	01/30/1987	276873	01/30/1987	01/29/2027
PEAN 225	China P.R.	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	21	280064	03/10/1987	280064	03/10/1987	03/09/2027
PEAN 215	China P.R.	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	14	283874	04/10/1987	283874	04/10/1987	04/09/2027
PEAN 216	China P.R.	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	16	283871	04/10/1987	283871	04/10/1987	04/09/2027
PEAN 214	China P.R.	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	25	283875	04/10/1987	283875	04/10/1987	04/09/2027
PEAN 183	China P.R.	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	18	960121919	11/04/1996	1434702	08/21/2000	08/20/2020

38

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 371	China P.R.	SNOOPY DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	14	8837476	10/20/1988	362714	09/30/1989	09/29/2019
PEAN 375	China P.R.	SNOOPY DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	14	8837481	10/20/1988	361355	09/20/1989	09/19/2019
PEAN 372	China P.R.	SNOOPY DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	16	8837478	10/20/1988	362480	09/30/1989	09/29/2019
PEAN 365	China P.R.	SNOOPY DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	21	8837471	10/20/1988	357287	08/10/1989	08/09/2019
PEAN 376	China P.R.	SNOOPY DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	21	8837482	10/20/1988	361352	09/20/1989	09/19/2019
PEAN 370	China P.R.	SNOOPY DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	24	8837475	10/20/1988	362737	09/30/1989	09/29/2019
PEAN 368	China P.R.	SNOOPY DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	25	8837473	10/20/1988	361673	09/20/1989	09/19/2019
PEAN 369	China P.R.	SNOOPY DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	25	8837474	10/20/1988	362827	09/30/1989	09/29/2019
PEAN 374	China P.R.	SNOOPY DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	28	8837480	10/20/1988	362821	09/30/1989	09/29/2019
PEAN 367	China P.R.	SNOOPY DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	30	8837472	10/20/1988	360572	09/10/1989	09/09/2019
PEAN 222	China P.R.	SNOOPY DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	26	384420	09/30/1999	384420	09/30/1999	09/29/2019
PEAN 243	China P.R.	SNOOPY DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	16	2000172955	11/09/2000	1745790	04/14/2002	04/13/2022
PEAN 1021	China P.R.	SNOOPY DESIGN OUTLINED IN BLACK		Registered	Peanuts Worldwide LLC	14	8995889	12/28/2010	8995889	01/07/2012	01/06/2022
PEAN 1017	China P.R.	SNOOPY DESIGN OUTLINED IN BLACK		Registered	Peanuts Worldwide LLC	18	8995888	12/28/2010	8995888	01/14/2012	01/13/2022

39

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1016	China P.R.	SNOOPY DESIGN OUTLINED IN BLACK		Registered	Peanuts Worldwide LLC	25	8995887	12/28/2010	8995887	01/07/2012	01/06/2022
PEAN 350	China P.R.	SNOOPY DESIGN PLAYING TENNIS		Registered	Peanuts Worldwide LLC	14	8837453	10/20/1988	362728	09/30/1989	09/29/2019
PEAN 352	China P.R.	SNOOPY DESIGN PLAYING TENNIS		Registered	Peanuts Worldwide LLC	14	8837456	10/20/1988	361366	09/20/1989	09/19/2019
PEAN 354	China P.R.	SNOOPY DESIGN PLAYING TENNIS		Registered	Peanuts Worldwide LLC	16	8837458	10/20/1988	362599	09/30/1989	09/29/2019
PEAN 351	China P.R.	SNOOPY DESIGN PLAYING TENNIS		Registered	Peanuts Worldwide LLC	21	8837455	10/20/1988	361367	09/20/1989	09/19/2019
PEAN 345	China P.R.	SNOOPY DESIGN PLAYING TENNIS		Registered	Peanuts Worldwide LLC	21	8837448	10/20/1988	357294	08/10/1989	08/09/2019
PEAN 348	China P.R.	SNOOPY DESIGN PLAYING TENNIS		Registered	Peanuts Worldwide LLC	25	8837451	10/20/1988	359232	08/30/1989	08/29/2019
PEAN 349	China P.R.	SNOOPY DESIGN PLAYING TENNIS		Registered	Peanuts Worldwide LLC	25	8837452	10/20/1988	362732	09/30/1989	09/29/2019
PEAN 353	China P.R.	SNOOPY DESIGN PLAYING TENNIS		Registered	Peanuts Worldwide LLC	28	8837457	10/20/1988	362639	09/30/1989	09/29/2019
PEAN	China P.R.	SNOOPY DESIGN PLAYING TENNIS		Registered	Peanuts Worldwide LLC	30	8837449	10/20/1988	361182	09/20/1989	09/19/2019
PEAN 218	China P.R.	SNOOPY DESIGN PLAYING TENNIS		Registered	Peanuts Worldwide LLC	24	384467	09/30/1999	384467	09/30/1999	09/29/2019
PEAN 219	China P.R.	SNOOPY DESIGN PLAYING TENNIS		Registered	Peanuts Worldwide LLC	26	384422	09/30/1999	384422	09/30/1999	09/29/2019
PEAN 242	China P.R.	SNOOPY DESIGN PLAYING TENNIS		Registered	Peanuts Worldwide LLC	16	2000172954	11/09/2000	1745794	04/14/2002	04/13/2022

40

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 385	China P.R.	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	14	8837505	10/20/1988	361361	09/20/1989	09/19/2019
PEAN 383	China P.R.	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	16	8837502	10/20/1988	362478	09/30/1989	09/29/2019
PEAN 379	China P.R.	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	21	8837497	10/20/1988	357289	08/10/1989	08/09/2019
PEAN 386	China P.R.	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	21	8037506	10/20/1988	361358	09/20/1989	09/19/2019
PEAN 381	China P.R.	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	24	8837499	10/20/1988	359277	08/30/1989	08/29/2019
PEAN 377	China P.R.	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	25	8837495	10/20/1988	361675	09/20/1989	09/19/2019
PEAN 380	China P.R.	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	25	8837498	10/20/1988	359231	08/30/1989	08/29/2019
PEAN 382	China P.R.	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	26	8837500	10/20/1988	359238	08/30/1989	08/29/2019
PEAN 384	China P.R.	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	28	8837504	10/20/1988	362631	09/30/1989	09/29/2019
PEAN 378	China P.R.	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	30	8837496	10/20/1988	361201	09/20/1989	09/19/2019
PEAN 217	China P.R.	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	14	N/A	08/30/1999	384463	08/30/1999	08/29/2019
PEAN 220	China P.R.	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	20	N/A	08/30/1999	384464	08/30/1999	08/29/2019
PEAN 221	China P.R.	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	25	N/A	09/30/1999	384447	09/30/1999	09/29/2019
PEAN 244	China P.R.	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	16	2000172956	11/09/2000	1745793	04/14/2002	04/13/2022

41

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 190	China P.R.	SNOOPY FUN FUN GARDEN		Registered	Peanuts Worldwide LLC	41	N/A	05/07/2003	3548485	11/21/2004	11/20/2024
PEAN 249	China P.R.	SNOOPY FUN FUN GARDEN		Registered	Peanuts Worldwide LLC	43	4255683	09/06/2004	4255683	02/07/2008	02/06/2018
PEAN 191	China P.R.	SNOOPY FUN FUN GARDEN (In Chinese Characters)		Registered	Peanuts Worldwide LLC	41	N/A	05/07/2003	3548486	11/21/2004	11/20/2024
PEAN 250	China P.R.	SNOOPY FUN FUN GARDEN (In Chinese Characters)		Registered	Peanuts Worldwide LLC	43	4255684	09/06/2004	4255684	02/07/2008	02/06/2018
PEAN 213	China P.R.	SNOOPY IN ENGLISH & CHINESE STYLIZED		Registered	Peanuts Worldwide LLC	26	N/A	09/30/1992	612533	09/30/1992	09/29/2022
PEAN 234	China P.R.	SNOOPY IN ENGLISH & CHINESE STYLIZED		Registered	Peanuts Worldwide LLC	29	2000116828	08/04/2000	1690850	12/28/2001	12/27/2021
PEAN 238	China P.R.	SNOOPY IN ENGLISH & CHINESE STYLIZED		Registered	Peanuts Worldwide LLC	30	2000170760	11/06/2000	1678973	12/07/2001	12/06/2021
PEAN 1033	China P.R.	SNOOPY LIKENESS & CAMERA DESIGN		Registered	Peanuts Worldwide LLC	16	9258876	03/25/2011	9258876	04/07/2012	04/06/2022
PEAN 1030	China P.R.	SNOOPY LIKENESS & CAMERA DESIGN		Registered	Peanuts Worldwide LLC	20	9258875	03/25/2011	9258875	04/07/2012	04/06/2022
PEAN 1031	China P.R.	SNOOPY LIKENESS & CAMERA DESIGN		Registered	Peanuts Worldwide LLC	41	9258825	03/25/2011	9258825	06/14/2012	06/13/2022
PEAN 341	China P.R.	SNOOPY PHOTO STUDIO & DESIGN		Registered	Peanuts Worldwide LLC	20	8340685	05/28/2010	8340685	06/07/2011	06/06/2021
PEAN 340	China P.R.	SNOOPY PHOTO STUDIO & DESIGN		Registered	Peanuts Worldwide LLC	41	8340684	05/28/2010	8340684	06/07/2011	06/06/2021
PEAN 342	China P.R.	SNOOPY PHOTO STUDIO & DESIGN		Registered	Peanuts Worldwide LLC	16	8340686	05/28/2010	8340686	06/28/2011	06/27/2021
PEAN 1032	China P.R.	SNOOPY PHOTO STUDIO AND SNOOPY LIKENESS & CAMERA DESIGN		Registered	Peanuts Worldwide LLC	16	9258738	03/25/2011	9258738	04/07/2012	04/06/2022
PEAN 1034	China P.R.	SNOOPY PHOTO STUDIO AND SNOOPY LIKENESS & CAMERA DESIGN		Registered	Peanuts Worldwide LLC	20	9258737	03/25/2011	9258737	05/14/2012	05/13/2022

42

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1035	China P.R.	SNOOPY PHOTO STUDIO AND SNOOPY LIKENESS & CAMERA DESIGN		Registered	Peanuts Worldwide LLC	41	9258877	03/25/2011	9258877	06/14/2012	06/13/2022
PEAN 185	China P.R.	SNOOPY PLACE & DESIGN		Registered	Peanuts Worldwide LLC	42	9900027667	03/23/1999	1415678	06/28/2000	06/27/2020
PEAN 235	China P.R.	SNOOPY STYLIZED & DESIGN C		Registered	Peanuts Worldwide LLC	9	2000116829	08/04/2000	1662777	11/07/2001	11/06/2021
PEAN 1019	China P.R.	SNOOPY STYLIZED & DESIGN OUTLINED IN BLACK		Registered	Peanuts Worldwide LLC	14	8995892	12/28/2010	8995892	02/07/2012	02/06/2022
PEAN 1018	China P.R.	SNOOPY STYLIZED & DESIGN OUTLINED IN BLACK		Registered	Peanuts Worldwide LLC	18	8995891	12/28/2010	8995891	01/14/2012	01/13/2022
PEAN 1020	China P.R.	SNOOPY STYLIZED & DESIGN OUTLINED IN BLACK		Registered	Peanuts Worldwide LLC	25	8995890	12/28/2010	8995890	02/07/2012	02/06/2022
PEAN 264	China P.R.	SNOOPY STYLIZED & DESIGN WITH SNOPPY AS THE P		Registered	Peanuts Worldwide LLC	25	4651881	05/12/2005	4651881	01/21/2009	01/20/2019
PEAN 189	China P.R.	SNOOPY STYLIZED AND DESIGN WITH SNOOPY AS THE P		Registered	Peanuts Worldwide LLC	35	3079567	01/25/2002	3079567	05/21/2003	05/20/2023
PEAN 018	China P.R.	查理布朗 (Charlie Brown in Chinese characters)		Registered	Peanuts Worldwide LLC	25	5288059	04/14/2006	5288059	07/28/2009	07/27/2019
PEAN 424	Colombia	PEANUTS		Registered	Peanuts Worldwide LLC	16	196643	10/31/1980	104818	07/03/1984	07/03/2019

43

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1354	Colombia	PEANUTS		Registered	Peanuts Worldwide LLC	9	15-008501	01/16/2015	520872	06/26/2015	06/26/2025
PEAN 426	Colombia	SNOOPY		Registered	Peanuts Worldwide LLC	14	315715	10/31/1980	107251	01/22/1985	01/22/2025
PEAN 042	Colombia	SNOOPY		Registered	Peanuts Worldwide LLC	25	196650	10/31/1980	125230	12/09/1988	12/09/2023
PEAN 425	Colombia	SNOOPY		Registered	Peanuts Worldwide LLC	28	302382	10/31/1980	104276	05/15/1984	05/15/2024
PEAN 427	Colombia	SNOOPY		Registered	Peanuts Worldwide LLC	16	302383	11/05/1980	104275	05/15/1984	05/15/2024
PEAN 1262	Colombia	SNOOPY		Registered	Peanuts Worldwide LLC	35	14-017467	01/28/2014	500153	08/29/2014	08/29/2024
PEAN 046	Colombia	SNOOPY DESIGN (N with Grass)		Registered	Peanuts Worldwide LLC	25	196654	10/31/1980	132871	12/12/1988	12/12/2023
PEAN 432	Colombia	SNOOPY DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	28	196655	11/05/1980	104817	07/12/1984	07/12/2024
PEAN 429	Colombia	SNOOPY DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	16	196652	11/06/1980	104815	07/12/1984	07/12/2024
PEAN 1271	Colombia	Snoopy Design N With Grass		Registered	Peanuts Worldwide LLC	35	14044984	12/29/2014	508065	04/28/2015	12/29/2024
PEAN 1264	Colombia	SNOOPY DESIGN N WITH GRASS (This is a Trade Emblem)		Registered	Peanuts Worldwide LLC		196653	10/31/1980	3002	04/11/1984
PEAN 433	Costa Rica	SNOOPY		Registered	Peanuts Worldwide LLC	16	44187	10/20/1992	82566	05/13/1993	05/13/2023
PEAN 434	Costa Rica	SNOOPY		Registered	Peanuts Worldwide LLC	28	44193	10/20/1992	82567	05/13/1993	05/13/2023

44

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 435	Costa Rica	SNOOPY STYLED ABOVE HEAD AND DESIGN B		Registered	Peanuts Worldwide LLC	9, 16, 28	2006-00010938	11/23/2006	176121	06/12/2008	06/12/2018
PEAN 568	Croatia	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16, 18, 21, 24, 25, 28	Z932556A	08/09/1993	Z932556	08/09/1993	08/09/2023
PEAN 567	Croatia	SNOOPY STYLIZED & DESIGN B		Registered	Peanuts Worldwide LLC	9, 16, 25, 28	Z20062158	11/16/2006	Z20062158	09/14/2007	11/16/2026
PEAN 031	Czech Republic	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16, 18, 21, 24, 25, 28	185385	10/26/1993	185385	10/26/1993	10/26/2023
PEAN 1007	Czech Republic	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	18, 25, 28	57363	04/23/1990	168247	04/04/1991	04/23/2020
PEAN 436	Czech Republic	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	3, 14, 16, 24	74146	12/23/1992	182506	01/20/1995	12/23/2022
PEAN 454	Denmark	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	16	3854/71	10/11/1971	VR 1974 00094	01/11/1974	01/11/2024

45

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 453	Denmark	CHARLIE BROWN STYLIZED & Hat Design		Registered	Peanuts Worldwide LLC	5, 12, 15, 31, 35, 41	1824/1973	04/10/1973	VR 1974 02590	08/16/1974	08/16/2024
PEAN 455	Denmark	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16, 18, 21, 24, 25, 28	VA199306706	10/15/1993	VR 1994 00936	02/11/1994	02/11/2024
PEAN 452	Denmark	NUSER		Registered	Peanuts Worldwide LLC	14, 16, 21, 25, 28	8555	12/07/1988	VR 1990 04673	07/13/1990	07/13/2020
PEAN 456	Dominican Republic	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	9, 16, 28	2006-108716	11/24/2006	159115	03/01/2007	03/01/2027
PEAN 1355	Ecuador	PEANUTS		Registered	Peanuts Worldwide LLC	9	2015-1981	01/20/2015	593	11/06/2015	11/06/2025
PEAN 460	Ecuador	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	25	N/A	06/15/1998	3026	06/27/2000	06/27/2020

46

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 461	Ecuador	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	28	N/A	06/15/1998	3027	06/27/2000	06/27/2020
PEAN 458	Ecuador	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	14	3024	06/27/2000	3024	06/27/2000	06/27/2020
PEAN 459	Ecuador	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	16	3025	06/27/2000	3025	06/27/2000	06/27/2020
PEAN 462	Ecuador	SNOOPY STYLIZED & DESIGN B		Registered	Peanuts Worldwide LLC	9	177969-06	11/21/2006	5328-07	08/13/2007	08/13/2017
PEAN 470	Egypt	PEANUTS CHARACTERS GROUP SCENE A		Registered	Peanuts Worldwide LLC	16	84897	11/14/1992	84897	11/14/1992	11/13/2022
PEAN 465	Egypt	SNOOPY		Registered	Peanuts Worldwide LLC	14	58411	01/12/1981	58411	01/12/1981	01/11/2021
PEAN 466	Egypt	SNOOPY		Registered	Peanuts Worldwide LLC	16	58412	01/12/1981	58412	01/12/1981	01/11/2021
PEAN 464	Egypt	SNOOPY		Registered	Peanuts Worldwide LLC	25	58409	01/12/1981	58409	01/12/1981	01/11/2021
PEAN 467	Egypt	SNOOPY DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	14	58413	01/12/1981	58413	01/12/1981	01/11/2021
PEAN 468	Egypt	SNOOPY DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	16	58414	01/12/1981	58414	01/12/1981	01/11/2021

47

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 469	Egypt	SNOOPY DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	28	58416	01/12/1981	58416	01/12/1981	01/11/2021
PEAN 471	Egypt	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	16	84898	11/14/1992	84898	11/14/1992	10/12/2022
PEAN 504	European Union	CHARLIE BROWN STYLIZED & Hat Design		Registered	Peanuts Worldwide LLC	14, 16, 20, 25, 28, 29, 30, 32	8947781	03/11/2010	8947781	10/04/2010	03/31/2020
PEAN 1028	European Union	CHARLIE BROWN STYLIZED & Hat Design		Registered	Peanuts Worldwide LLC	3, 9, 18, 21, 24	9695222	01/28/2011	9695222	07/05/2011	01/31/2021
PEAN 068	European Union	LINUS STYLIZED AND DESIGN		Registered	Peanuts Worldwide LLC	9, 16, 20, 25, 28, 30	8947772	03/11/2010	8947772	09/20/2010	03/31/2020
PEAN 059	European Union	LUCY Stylized & Design		Registered	Peanuts Worldwide LLC	14, 16, 20, 25, 28, 29, 30, 32	8947814	03/11/2010	8947814	12/07/2010	03/31/2020
PEAN 1023	European Union	LUCY Stylized and Design		Registered	Peanuts Worldwide LLC	3, 21, 31	9632001	12/29/2010	9632001	06/07/2011	12/31/2020
PEAN 005	European Union	PEANUTS		Registered	Peanuts Worldwide LLC	3, 4, 6, 8, 9, 10, 11, 12, 14, 15, 16, 18, 20, 21, 24, 25, 26, 27, 28, 32	11628161	03/05/2013	011628161	09/12/2013	03/31/2023

48

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 006	European Union	Peanuts by Schulz and Snoopy Design		Registered	Peanuts Worldwide LLC	5, 29, 30, 31, 43	011627635	03/05/2013	11627635	09/06/2013	03/31/2023
PEAN 498	European Union	SNOOPY		Registered	Peanuts Worldwide LLC	29, 30, 32	408591	11/13/1996	408591	11/09/1999	11/30/2026
PEAN 502	European Union	SNOOPY		Registered	Peanuts Worldwide LLC	3, 9, 16, 18, 21, 24, 25, 28, 29, 30, 32	8735003	12/04/2009	8735003	05/04/2010	12/31/2019
PEAN 1138	European Union	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	3, 4, 6, 9, 14, 15, 16, 18, 20, 21, 24, 25, 26, 27, 28	12508354	01/16/2013	12508354	06/10/2014	01/31/2023
PEAN 503	European Union	SNOOPY DESIGN A		Registered	Peanuts Worldwide LLC	3, 9, 16, 18, 21, 24, 25, 28, 29, 30, 32	8748386	12/10/2009	8748386	05/04/2010	12/31/2019
PEAN 1052	European Union	SNOOPY STYLIZED & DESIGN B		Registered	Peanuts Worldwide LLC	41	10189025	08/10/2011	10189025	01/12/2012	08/31/2021
PEAN 499	European Union	SNOOPY STYLIZED & DESIGN C		Registered	Peanuts Worldwide LLC	29, 30, 32	423178	11/13/1996	423178	03/03/1999	11/30/2026
PEAN 062	European Union	SNOOPY STYLIZED AND DESIGN AVIATOR		Registered	Peanuts Worldwide LLC	16, 20, 21, 25, 28, 9	8947715	03/11/2010	8947715	09/14/2010	03/31/2020

49

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 501	European Union	SNOOPY Stylized and Design B		Registered	Peanuts Worldwide LLC	9, 16, 18, 24, 25, 28, 30, 32, 35	5468988	11/15/2006	5468988	11/05/2007	11/30/2026
PEAN 505	Finland	PEANTUS CHARACTERS GROUP SCENE B		Registered	Peanuts Worldwide LLC	25	730/89	02/15/1990	111431	04/05/1991	04/05/2021
PEAN 506	Finland	SNOOPY STYLIZED & DESIGN B		Registered	Peanuts Worldwide LLC	9, 14, 16, 24, 25, 28, 18	T200603363	11/15/2006	239442	05/15/2007	05/15/2027
PEAN 512	France	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	16, 18, 20, 24, 25, 28, 30, 32, 35, 41	98210	05/21/1970	1591750	05/14/1990	05/31/2020
PEAN 510	France	CHARLIE BROWN DESIGN WITH GRASS		Registered	Peanuts Worldwide LLC	16, 18, 25, 28	212566	05/28/1990	1594026	05/28/1990	05/31/2020
PEAN 511	France	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16, 18, 21, 24, 25, 28	93/485357	09/28/1993	93485357	09/28/1993	09/30/2023
PEAN 058	France	LINUS STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	16, 20, 25	1135144	05/19/1980	1 591 747	05/14/1990	05/31/2020

50

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1304	France	Linus Stylized and Design A		Registered	Peanuts Worldwide LLC	16, 20, 25	1591747	05/14/1990	1591747	05/14/1990	05/31/2020
PEAN 056	France	LUCY STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	16, 20, 25	1135145	05/19/1980	1 591 748	05/14/1990	05/31/2020
PEAN 507	France	PEANUTS		Registered	Peanuts Worldwide LLC	3, 5, 8, 9, 11, 12, 14, 16, 18, 20, 21, 22, 24, 25, 26, 27, 28	121235	10/12/1971	1694001	09/17/1991	09/30/2021
PEAN 509	France	SNOOPY		Registered	Peanuts Worldwide LLC	3, 5, 8, 9, 11, 12, 14, 15, 16, 18, 20, 21, 22, 24, 25, 26, 27, 28, 30, 31	121350	10/14/1971	1694002	09/17/1991	09/30/2021
PEAN 057	France	SNOOPY STYLIZED & DESIGN AVIATOR		Registered	Peanuts Worldwide LLC	16, 20, 21, 25, 28	1135146	05/19/1980	1 591 749	05/14/1990	05/31/2020

51

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 533	Georgia	SNOOPY STYLIZED & DESIGN C		Registered	Peanuts Worldwide LLC	18, 24, 29, 32, 35	010542/03	07/01/1996	5885	07/10/1997	07/10/2017
PEAN 446	Germany	ANDY STYLIZED & DESIGN (DAISY HILL PUPPIES)		Registered	Peanuts Worldwide LLC	16, 25, 28	U8927/16WZ	04/27/1993	2 104 297	11/17/1997	04/30/2023
PEAN 447	Germany	BELLE STYLIZED & DESIGN (DAISY HILL PUPPIES)		Registered	Peanuts Worldwide LLC	25, 28, 16	U8928/16WZ	04/27/1993	2 058 704	03/03/1994	04/30/2023
PEAN 445	Germany	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16, 25, 28	U8926/16WZ	04/27/1993	2 058 703	03/03/1994	04/30/2023
PEAN 451	Germany	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16, 18, 21, 24, 25, 28	U9033/16WZ	08/10/1993	2 064 137	05/05/1994	08/31/2023

52

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 448	Germany	MARBLES STYLIZED & DESIGN (DAISY HILL PUPPIES)		Registered	Peanuts Worldwide LLC	16, 25, 28	U8929/16WZ	04/27/1993	2 058 705	03/03/1994	04/30/2023
PEAN 449	Germany	OLAF STYLIZED & DESIGN (DAISY HILL PUPPIES)		Registered	Peanuts Worldwide LLC	16, 25	U8930/16WZ	04/27/1993	2 098 776	09/29/1995	04/30/2023
PEAN 440	Germany	PEANUTS		Registered	Peanuts Worldwide LLC	14, 16, 25, 28	U3660/14 WZ	10/09/1971	906560	06/20/1973	10/31/2021
PEAN 439	Germany	SNOOPY		Registered	Peanuts Worldwide LLC	3, 5, 12, 14, 15, 16, 20, 21, 24, 25, 30, 31, 32	U3584/14WZ	04/21/1971	972 716	04/21/1971	04/30/2021
PEAN 443	Germany	SNOOPY		Registered	Peanuts Worldwide LLC	11	U8623/11WZ	08/10/1992	2 044 696	09/13/1993	08/31/2022
PEAN 444	Germany	SNOOPY		Registered	Peanuts Worldwide LLC	29	U8681/29WZ	09/24/1992	2 036 242	05/13/1993	09/30/2022
PEAN 437	Germany	SNOOPY		Registered	Peanuts Worldwide LLC	28	39711104	03/12/1997	39711104	06/26/1997	03/31/2027
PEAN 441	Germany	SNOOPY DESIGN A		Registered	Peanuts Worldwide LLC	9	U6288/9WZ	06/08/1984	1078570	06/26/1985	06/30/2024
PEAN 438	Germany	SNOOPY DESIGN A		Registered	Peanuts Worldwide LLC	16	DDW60042	06/06/1990	DD650445	04/02/1992	06/30/2020
PEAN 442	Germany	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	14	U8396/14WZ	01/28/1992	2 038 046	06/11/1993	01/31/2022

53

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 439	Germany	SNOOPY STYLIZED & SNOOPY DESIGN DANCING		Registered	Peanuts Worldwide LLC	14, 16, 25, 28	U3583/14 WZ	04/21/1971	958 940	06/13/1977	04/30/2021
PEAN 450	Germany	SPIKE STYLIZED & DESIGN (DAISY HILL PUPPIES)		Registered	Peanuts Worldwide LLC	16, 25, 28	U8931/16WZ	04/27/1993	2 099 017	11/15/1995	04/30/2023
PEAN 539	Greece	CHARLIE BROWN DESIGN WALKING		Registered	Peanuts Worldwide LLC	3, 5, 14, 16, 18, 20, 21, 24, 25, 26, 28, 29, 30	65 036	11/14/1979	65 036	03/17/1999	11/14/2019
PEAN 534	Greece	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16, 18, 21, 24, 25, 28	115648	08/24/1993	115648	02/02/1997	08/24/2023
PEAN 536	Greece	SNOOPY		Registered	Peanuts Worldwide LLC	3, 5, 14, 16, 18, 20, 21, 24, 25, 26, 28, 29, 30	65 033	11/14/1979	65 033	05/18/1987	11/14/2019
PEAN 537	Greece	SNOOPY DESIGN A		Registered	Peanuts Worldwide LLC	3, 5, 14, 16, 18, 20, 21, 24, 25, 26, 28, 29, 30	65034	11/14/1979	65034	03/17/1999	11/14/2019
PEAN 538	Greece	WOODSTOCK DESIGN JUMPING		Registered	Peanuts Worldwide LLC	3, 5, 14, 16, 18, 20, 21, 24, 25, 26, 28, 29, 30	65 035	11/14/1979	65 035	03/17/1999	11/14/2019

54

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 543	Guatemala	SNOOPY		Registered	Peanuts Worldwide LLC	25	3595/45335	05/26/1998	115007	01/27/2002	01/26/2022
PEAN 544	Guatemala	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	25	3912/45347	05/26/1998	98,947	09/22/1999	09/21/2019
PEAN 540	Guatemala	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	9	2006-9592	11/15/2006	150563	07/03/2007	07/02/2017
PEAN 541	Guatemala	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	16	2006-9593	11/15/2006	150879	07/16/2007	07/15/2017
PEAN 542	Guatemala	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	21	2006-9594	11/15/2006	178313	09/28/2011	09/27/2021
PEAN 027	Hong Kong	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	28	2878/1982	10/13/1982	1986B1125	10/13/1982	10/12/2023
PEAN 555	Hong Kong	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	16	300671184	06/30/2006	300671184	06/30/2006	06/29/2026
PEAN 559	Hong Kong	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	14, 18, 20, 21, 24, 25	300756964	11/08/2006	300756964	11/08/2006	11/07/2026
PEAN 556	Hong Kong	CHARLIE BROWN (IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	16	300671193	06/30/2006	300671193	06/30/2006	06/29/2026
PEAN 558	Hong Kong	CHARLIE BROWN CAFE & DESIGN		Registered	Peanuts Worldwide LLC	43	300744741	10/20/2006	300744741	10/26/2006	10/19/2026
PEAN 1292	Hong Kong	Charlie Brown Café in Chinese		Registered	Peanuts Worldwide LLC	43	302968769	04/17/2014	302968769	11/11/2014	04/16/2024

55

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 560	Hong Kong	CHARLIE BROWN DESIGN WAVING		Registered	Peanuts Worldwide LLC	14, 18, 20, 21, 24, 25	300756973	11/08/2006	300756973	11/08/2006	11/07/2026
PEAN 028	Hong Kong	PEANUTS		Registered	Peanuts Worldwide LLC	16, 28	2878/1982	10/13/1982	19830960	10/13/1982	10/12/2023
PEAN 545	Hong Kong	PEANUTS		Registered	Peanuts Worldwide LLC	9	1999900575	02/18/1998	199900575	02/18/1998	02/18/2025
PEAN 1375	Hong Kong	PEANUTS		Registered	Peanuts Worldwide LLC	9	303271347	01/16/2015	303271347	09/14/2015	01/15/2025
PEAN 550	Hong Kong	PEANUTS EXPRESS PEANUTS & DESIGN		Registered	Peanuts Worldwide LLC	42	200107510	05/11/2001	200210161	05/11/2001	05/11/2018
PEAN 045	Hong Kong	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	12	300125586	12/10/2003	300125586	12/10/2003	12/10/2023
PEAN 554	Hong Kong	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	9, 16, 28	300280061	09/03/2004	300280061	09/03/2004	09/02/2024
PEAN 563	Hong Kong	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	9, 29, 30, 31, 32	300757008	11/08/2006	300757008	11/08/2006	11/07/2026

56

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1263	Hong Kong	SHI NU BI in Chinese characters		Registered	Peanuts Worldwide LLC	3, 5, 16, 25, 28, 35, 41, 43, 20	302882322	01/28/2014	302882322	06/13/2014	01/27/2024
PEAN 026	Hong Kong	SNOOPY		Registered	Peanuts Worldwide LLC	14, 16, 18, 21, 25, 28	19830954AA	10/13/1982	19830954AA	10/13/1982	10/12/2023
PEAN 565	Hong Kong	SNOOPY		Registered	Peanuts Worldwide LLC	9	9310218	09/27/1993	199503617	09/27/1993	09/27/2024
PEAN 546	Hong Kong	SNOOPY		Registered	Peanuts Worldwide LLC	43	199911392	04/15/1998	199911392	09/15/1999	04/15/2025
PEAN 043	Hong Kong	SNOOPY		Registered	Peanuts Worldwide LLC	12	300125568	12/10/2003	300125568	12/10/2003	12/10/2023
PEAN 552	Hong Kong	SNOOPY		Registered	Peanuts Worldwide LLC	20, 24	300280043	09/03/2004	300280043	09/03/2004	09/02/2024
PEAN 561	Hong Kong	SNOOPY		Registered	Peanuts Worldwide LLC	9, 29, 30, 31, 32	300756982	11/08/2006	300756982	11/08/2006	11/07/2026
PEAN 1158	Hong Kong	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	3, 4, 6, 9, 14, 15, 16, 18, 20, 21, 24, 25, 26, 27, 28	302871432	01/17/2014	302871432	09/01/2014	01/16/2024
PEAN 030	Hong Kong	SNOOPY BY EVERHEART		Registered	Peanuts Worldwide LLC	14	300098082	10/21/2003	300098082	10/21/2003	10/20/2023
PEAN 044	Hong Kong	SNOOPY DESIGN (B with Grass)		Registered	Peanuts Worldwide LLC	12	300125577	12/10/2003	300125577	12/10/2003	12/10/2023

57

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 562	Hong Kong	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	9, 29, 30, 31, 32	300756991	11/08/2006	300756991	11/08/2006	11/07/2026
PEAN 553	Hong Kong	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	20, 21, 24, 25	300280052	09/03/2004	300280052	09/03/2004	09/02/2024
PEAN 547	Hong Kong	SNOOPY DESIGN G WITH GRASS		Registered	Peanuts Worldwide LLC	25	1201/82	05/05/1982	19840446	05/05/1982	05/05/2023
PEAN 548	Hong Kong	SNOOPY DESIGN HOLDING A SIGN		Registered	Peanuts Worldwide LLC	25	1201A/82	05/05/1982	19830953	05/05/1982	05/05/2023
PEAN 564	Hong Kong	SNOOPY DESIGN SMILING		Registered	Peanuts Worldwide LLC	9	93/10218	09/27/1993	199504793	09/27/1993	09/27/2024
PEAN 041	Hong Kong	Snoopy Likeness with Cowboy Hat and Guitar		Registered	Peanuts Worldwide LLC	14	3450/1982	12/08/1982	19832208	12/08/1982	12/09/2023
PEAN 549	Hong Kong	SNOOPY STYLIZED & SNOOPY DESIGN DANCING		Registered	Peanuts Worldwide LLC	25	1296/74	10/09/1974	19750237	10/09/1975	10/09/2019
PEAN 551	Hong Kong	SNOOPY'S WORLD		Registered	Peanuts Worldwide LLC	41	300013508	05/01/2003	300013508	05/02/2003	05/01/2023
PEAN 029	Hong Kong	WOODSTOCK		Registered	Peanuts Worldwide LLC	28	2878/1982	10/13/1982	1987B0193	10/13/1982	10/12/2023
PEAN 571	Hungary	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	18, 21, 25, 28	M9001401	04/13/1990	130 102	04/13/1990	04/13/2020

58

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 003	India	PEANUTS		Filed	Peanuts Worldwide LLC	16, 24, 25, 28	2249199	12/13/2011			12/13/2021
PEAN 1356	India	PEANUTS		Registered	Peanuts Worldwide LLC	9	2887338	01/19/2015	2887338	08/25/2016	01/19/2025
PEAN 004	India	Peanuts by Schulz and Design (Stylized and/or Design)		Filed	Peanuts Worldwide LLC	16, 24, 25, 28	2249200	12/13/2011			12/13/2021
PEAN 588	India	SNOOPY		Registered	Peanuts Worldwide LLC	16	470931	04/16/1987	470931	04/16/1987	04/16/2018
PEAN 589	India	SNOOPY		Registered	Peanuts Worldwide LLC	25	470934	04/16/1987	470934	04/16/1987	04/16/2018
PEAN 587	India	SNOOPY		Registered	Peanuts Worldwide LLC	28	470929	04/16/1987	470929	04/16/1987	04/16/2018
PEAN 002	India	SNOOPY		Filed	Peanuts Worldwide LLC	14, 24	2249198	12/13/2011			12/13/2021
PEAN 1128	India	SNOOPY		Filed	Peanuts Worldwide LLC	18	2630248	12/13/2011
PEAN 1238	India	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	3, 4, 6, 9, 14, 15, 16, 18, 20, 21, 24, 25, 26, 27, 28	2661503	01/17/2014	2661503	08/05/2016	01/17/2024
PEAN 574	Indonesia	CHARLIE BROWN CAFE & DESIGN		Registered	Peanuts Worldwide LLC	43	JOO.2009.027169	08/14/2009	IDM000306191	05/23/2011	08/13/2019

59

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 572	Indonesia	PEANUTS		Registered	Peanuts Worldwide LLC	16	D00.2003.11763.11873	05/12/2003	IDM000020836	11/08/2004	05/12/2023
PEAN 573	Indonesia	PEANUTS		Registered	Peanuts Worldwide LLC	25	D00.2003.11764.11874	05/12/2003	IDM000069815	04/24/2006	05/11/2023
PEAN 1092	Indonesia	PEANUTS		Registered	Peanuts Worldwide LLC	21, 25, 28	D00.2012.057895	11/28/2012	IDM000465474	03/18/2015	11/27/2022
PEAN 1090	Indonesia	PEANUTS		Registered	Peanuts Worldwide LLC	9, 16, 18	D00.2012.057910	11/28/2012	IDM000457231	02/06/2015	11/27/2022
PEAN 575	Indonesia	SNOOPY		Registered	Peanuts Worldwide LLC	42	J98-12787	09/16/1998	IDM000179197	09/16/1998	09/16/2018
PEAN 1091	Indonesia	SNOOPY		Registered	Peanuts Worldwide LLC	21, 25, 28	D00.2012.057896	11/28/2012	IDM000465475	03/18/2015	11/27/2022
PEAN 1089	Indonesia	SNOOPY		Registered	Peanuts Worldwide LLC	9, 16, 18	D00.2012.057909	11/28/2012	IDM000490251	08/10/2015	11/28/2022
PEAN 1357	Israel	PEANUTS		Registered	Peanuts Worldwide LLC	9	271543	01/16/2015	271543	12/04/2016	01/15/2025
PEAN 577	Israel	SNOOPY		Registered	Peanuts Worldwide LLC	3	53032	10/02/1981	53032	10/02/1981	09/30/2026
PEAN 579	Israel	SNOOPY		Registered	Peanuts Worldwide LLC	14	53034	10/02/1981	53034	10/02/1981	09/30/2026
PEAN 581	Israel	SNOOPY		Registered	Peanuts Worldwide LLC	16	53036	10/02/1981	53036	10/02/1981	09/30/2026

60

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 583	Israel	SNOOPY		Registered	Peanuts Worldwide LLC	25	53038	10/02/1981	53038	10/02/1981	09/30/2026
PEAN 585	Israel	SNOOPY		Registered	Peanuts Worldwide LLC	28	53040	10/02/1981	53040	10/02/1981	09/30/2026
PEAN 578	Israel	SNOOPY DESIGN H WITH GRASS		Registered	Peanuts Worldwide LLC	3	53033	10/02/1981	53033	10/02/1981	09/30/2026
PEAN 580	Israel	SNOOPY DESIGN H WITH GRASS		Registered	Peanuts Worldwide LLC	14	53035	10/02/1981	53035	10/02/1981	09/30/2026
PEAN 582	Israel	SNOOPY DESIGN H WITH GRASS		Registered	Peanuts Worldwide LLC	16	53037	10/02/1981	53037	10/02/1981	09/30/2026
PEAN 584	Israel	SNOOPY DESIGN H WITH GRASS		Registered	Peanuts Worldwide LLC	25	53039	10/02/1981	53039	10/02/1981	09/30/2026
PEAN 586	Israel	SNOOPY DESIGN H WITH GRASS		Registered	Peanuts Worldwide LLC	28	53041	10/02/1981	53041	10/02/1981	09/30/2026
PEAN 576	Israel	SNOOPY STYLIZED & DESIGN B		Registered	Peanuts Worldwide LLC	9	195,460	11/19/2006	195,460	05/01/2008	11/18/2026
PEAN 590	Italy	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	3, 5, 9, 12, 14, 15, 16, 20, 21, 24, 25, 28, 30, 31, 32, 35, 41, 42	RM2012C005870	11/05/1982	1516063	03/10/1986	11/05/2022
PEAN 022	Italy	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16, 18, 21, 24, 25, 28	RM2003C005087	10/05/1993	1568611	11/09/1995	10/05/2023
PEAN 1311	Italy	PEANUTS		Registered	Peanuts Worldwide LLC	3, 5, 9, 12, 14, 15, 16, 20, 21, 24, 25, 28, 30, 31, 32, 35, 41, 42	RM2012C005869	11/05/1982	1516062	11/19/1984	11/05/2022

61

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 591	Italy	SNOOPY		Registered	Peanuts Worldwide LLC	5, 12, 14, 15, 20, 31, 41, 42	RM2002C005998	11/05/1982	1515654	03/10/1986	11/05/2022
PEAN 618	Japan	BABY SNOOPY		Registered	Peanuts Worldwide LLC	3, 5, 8, 9, 10, 11, 12, 14, 16, 18, 20, 21, 24, 25, 28, 30, 32	2002-37609	05/09/2002	4661455	04/11/2003	04/11/2023
PEAN 1084	Japan	BELLE DESIGN A		Registered	Peanuts Worldwide LLC	3, 5, 6, 14, 16, 18, 19, 20, 21, 24, 25, 26, 28, 29, 30, 34	2012-84329	10/18/2012	5676851	06/13/2014	06/13/2024
PEAN 606	Japan	BIRCHWOOD SCHOOL		Registered	Peanuts Worldwide LLC	41	2001-18596	03/02/2001	4566122	05/10/2002	05/10/2022
PEAN 643	Japan	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	14, 18, 25, 26	50-150797	12/27/1975	1353690	10/31/1978	10/31/2018
PEAN 632	Japan	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	5, 9, 10	50-150761	12/27/1975	1353689	10/31/1978	10/31/2018
PEAN 652	Japan	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	5, 8, 10, 19	61-62693	06/18/1986	2044543	04/26/1988	04/26/2018
PEAN 655	Japan	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	38	6-45430	05/10/1994	4013838	06/20/1997	6/20/2017 - scheduled for renewal
PEAN 610	Japan	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	9, 16	2002-37598	05/09/2002	4781057	06/25/2004	06/25/2024

62

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 619	Japan	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	01, 02, 03, 04, 06, 08, 11, 12, 14, 15, 18, 20, 21, 22, 24, 25, 26, 27, 28, 29	2003-95490	10/29/2003	4756378	03/12/2004	03/12/2024
PEAN 623	Japan	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	31	2006-71541	08/01/2006	5044747	04/27/2007	04/27/2027
PEAN 637	Japan	CHARLIE BROWN DESIGN A		Registered	Peanuts Worldwide LLC	4, 6, 8, 11, 16, 18, 20, 21, 24, 26, 27, 28	50-150782	12/27/1975	1408212	02/29/1980	02/28/2020
PEAN 644	Japan	CHARLIE BROWN DESIGN A		Registered	Peanuts Worldwide LLC	7, 15, 28	50-50758	12/27/1975	1423516	06/27/1980	06/27/2020
PEAN 598	Japan	CHARLIE BROWN'S NEIGHBORHOOD		Registered	Peanuts Worldwide LLC	41	10-70189	08/18/1998	4331651	11/05/1999	11/05/2019
PEAN 650	Japan	DAISY HILL PUPPIES		Registered	Peanuts Worldwide LLC	28	May-46	02/02/1993	3123185	02/29/1996	02/28/2026
PEAN 617	Japan	DAISY HILL PUPPIES		Registered	Peanuts Worldwide LLC	14, 18, 21, 25, 26	2002-37608	05/09/2002	4655379	03/20/2003	03/20/2023
PEAN 645	Japan	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	18	5-112551	11/10/1993	4265274	04/23/1999	04/23/2019
PEAN 646	Japan	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	28	5-112554	11/10/1993	3292981	04/25/1997	04/25/2027

63

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 039	Japan	FLYING ACE		Registered	Peanuts Worldwide LLC	3, 6, 8, 14, 18, 20, 21, 24, 26	2002-37606	05/09/2002	4728755	11/21/2003	11/21/2023
PEAN 1410	Japan	FLYING ACE		Registered	Peanuts Worldwide LLC	25	2015-079710	08/20/2015	5866603	07/15/2016	07/15/2026
PEAN 665	Japan	JOE COOL		Registered	Peanuts Worldwide LLC	28	8-40892	04/15/1996	4102841	01/16/1998	01/16/2018
PEAN 616	Japan	JOE COOL		Registered	Peanuts Worldwide LLC	3, 6, 8, 14, 18, 20, 21, 24, 25, 26	2002-37605	05/09/2002	4655377	03/20/2003	03/20/2023
PEAN 614	Japan	LINUS		Registered	Peanuts Worldwide LLC	9, 14, 15, 16, 18, 20, 21, 24, 25, 26, 28, 30	2002-37602	05/09/2002	4700577	08/15/2003	08/15/2023
PEAN 638	Japan	LINUS DESIGN		Registered	Peanuts Worldwide LLC	4, 6, 8, 11, 16, 18, 20, 21, 24, 26, 27, 28	50-150784	12/27/1975	1408213	02/29/1980	02/28/2020
PEAN 613	Japan	LUCY		Registered	Peanuts Worldwide LLC	2, 8, 14, 16, 18, 21, 24, 25, 26, 27	2002-37601	05/09/2002	4772456	05/21/2004	05/21/2024
PEAN 636	Japan	LUCY DESIGN		Registered	Peanuts Worldwide LLC	4, 6, 8, 11, 16, 18, 20, 21, 24, 26, 28	50-150781	12/27/1975	1408211	02/29/1980	02/28/2020
PEAN 604	Japan	LUCY'S PREVIEW THEATER		Registered	Peanuts Worldwide LLC	41	2001-18594	03/02/2001	4566120	05/10/2002	05/10/2022
PEAN 015	Japan	Oalf Logo		Registered	Peanuts Worldwide LLC	3, 6, 14, 16, 18, 19, 20, 21, 24, 25, 26, 28, 29, 30, 34, 35, 5	2013-15817	03/06/2013	5696545	08/22/2014	08/22/2024

64

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 627	Japan	PEANUTS		Registered	Peanuts Worldwide LLC	36	4-249715	09/30/1992	3184421	08/30/1996	08/30/2026
PEAN 649	Japan	PEANUTS		Registered	Peanuts Worldwide LLC	5	5-23806	03/12/1993	3268872	03/12/1997	03/12/2027
PEAN 654	Japan	PEANUTS		Registered	Peanuts Worldwide LLC	38	6-45428	05/10/1994	4013837	06/20/1997	6/20/2017 - scheduled for renewal
PEAN 628	Japan	PEANUTS		Registered	Peanuts Worldwide LLC	39	4-249716	06/30/1995	3053341	06/30/1995	06/30/2025
PEAN 666	Japan	PEANUTS		Registered	Peanuts Worldwide LLC	5	9-189601	12/25/1997	4249432	03/12/1999	03/12/2019
PEAN 599	Japan	PEANUTS		Registered	Peanuts Worldwide LLC	9	11-43026	05/17/1999	4392781	06/16/2000	06/16/2020
PEAN 608	Japan	PEANUTS		Registered	Peanuts Worldwide LLC	16	2002-37595	05/09/2002	4779306	06/18/2004	06/18/2024
PEAN 620	Japan	PEANUTS		Registered	Peanuts Worldwide LLC	2, 4, 6, 8, 9, 11, 12, 14, 15, 18, 20, 21, 24, 25, 26, 27, 28	2003-96161	10/30/2003	4772656	05/21/2004	05/21/2024
PEAN 663	Japan	PEANUTSKIDS		Registered	Peanuts Worldwide LLC	24	7-89950	08/31/1995	3352778	10/24/1997	10/24/2017
PEAN 664	Japan	PEANUTSKIDS		Registered	Peanuts Worldwide LLC	25	7-89951	08/31/1995	4014233	06/20/1997	6/20/2017 - scheduled for renewal
PEAN 633	Japan	PEPPERMINT PATTY		Registered	Peanuts Worldwide LLC	5, 9, 10, 16, 17, 20, 21, 22, 24, 25	50-150777	12/27/1975	1918474	12/24/1986	12/24/2026
PEAN 615	Japan	PEPPERMINT PATTY		Registered	Peanuts Worldwide LLC	18, 20, 21, 24, 25, 30	2002-37604	05/09/2002	4655376	03/20/2003	03/20/2023

65

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 639	Japan	PEPPERMINT PATTY DESIGN		Registered	Peanuts Worldwide LLC	3, 8, 10, 14, 18, 21, 25, 26	50-150789	12/27/1975	1423517	06/27/1980	06/27/2020
PEAN 642	Japan	PEPPERMINT PATTY DESIGN		Registered	Peanuts Worldwide LLC	6, 14, 18, 21, 25, 26	50-150796	12/27/1975	1412443	03/28/1980	03/28/2020
PEAN 596	Japan	PEPPERMINT PATTY'S STUNT SLIDE		Registered	Peanuts Worldwide LLC	41	10-70186	08/18/1998	4331648	11/05/1999	11/05/2019
PEAN 595	Japan	PIG-PEN'S PROP PLAZA		Registered	Peanuts Worldwide LLC	41	10-70185	08/18/1998	4331647	11/05/1999	11/05/2019
PEAN 038	Japan	SALLY		Registered	Peanuts Worldwide LLC	14, 18, 21, 25, 26	2002-37603	05/09/2002	4728754	11/21/2003	11/21/2023
PEAN 602	Japan	SALLY'S ART STUDIO		Registered	Peanuts Worldwide LLC	41	2001-18592	03/02/2001	4566118	05/10/2002	05/10/2022
PEAN 612	Japan	SCHROEDER		Registered	Peanuts Worldwide LLC	9, 15, 16, 18, 20, 21, 25, 26, 28	2002-37600	05/09/2002	4699554	08/08/2003	08/08/2023
PEAN 603	Japan	SCHROEDER'S SOUND STUDIO		Registered	Peanuts Worldwide LLC	41	2001-18593	03/02/2001	4566119	05/10/2002	05/10/2022
PEAN 631	Japan	SNOOPY		Registered	Peanuts Worldwide LLC	5, 9, 10	50-150759	12/27/1975	1353688	10/31/1978	10/31/2018

66

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 651	Japan	SNOOPY		Registered	Peanuts Worldwide LLC	30	60-57643	06/06/1985	2061190	07/22/1988	07/22/2018
PEAN 625	Japan	SNOOPY		Registered	Peanuts Worldwide LLC	36	4-249712	09/30/1992	3184420	08/30/1996	08/30/2026
PEAN 626	Japan	SNOOPY		Registered	Peanuts Worldwide LLC	39	4-249713	09/30/1992	3148308	04/30/1996	04/30/2026
PEAN 647	Japan	SNOOPY		Registered	Peanuts Worldwide LLC	5	5-23801	03/12/1993	3290165	04/25/1997	04/25/2027
PEAN 648	Japan	SNOOPY		Registered	Peanuts Worldwide LLC	10	5-23802	03/12/1993	3275016	04/04/1997	04/04/2027
PEAN 653	Japan	SNOOPY		Registered	Peanuts Worldwide LLC	38	6-45427	05/10/1994	4013836	06/20/1997	6/20/2017 - scheduled for renewal
PEAN 667	Japan	SNOOPY		Registered	Peanuts Worldwide LLC	5	9-189602	12/25/1997	4249433	03/12/1999	03/12/2019
PEAN 025	Japan	SNOOPY		Registered	Peanuts Worldwide LLC	1, 2, 3, 4, 6, 7, 8, 9, 10, 11, 12, 14, 15, 16, 18, 20, 21, 22, 24, 25	2002-37596	05/09/2002	4716811	10/10/2003	10/10/2023
PEAN 624	Japan	SNOOPY		Registered	Peanuts Worldwide LLC	31	2006-71542	08/01/2006	5044748	04/27/2007	04/27/2027
PEAN 1085	Japan	SNOOPY		Registered	Peanuts Worldwide LLC	35	2012-80458	10/04/2012	5630915	11/15/2013	11/15/2023
PEAN 1255	Japan	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	3, 4, 6, 9, 14, 15, 16, 18, 20, 21, 24, 25, 26, 27, 28	2014-052138	06/23/2014	5853288	05/27/2016	05/27/2026

67

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 621	Japan	SNOOPY BY EVERHART		Registered	Peanuts Worldwide LLC	16, 24, 25, 28, 30	2004-20115	03/04/2004	4807213	10/01/2004	10/01/2024
PEAN 1295	Japan	SNOOPY Cha Ya (in Katana) and Snoopy Design		Registered	Peanuts Worldwide LLC	6, 8, 9, 14, 16, 18, 19, 20, 21, 24, 25, 26, 27, 28, 30, 43, 11, 22	2014-32733	04/25/2014	5756851	04/10/2015	04/10/2025
PEAN 1296	Japan	SNOOPY CHA YA and Snoopy Design		Registered	Peanuts Worldwide LLC	6, 8, 9, 14, 16, 18, 19, 20, 21, 25, 26, 27, 28, 30, 43, 24, 11, 22	2014-32734	04/25/2014	5756852	04/10/2015	04/10/2025
PEAN 1086	Japan	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	35	2012-80459	10/04/2012	5630916	11/15/2013	11/15/2023
PEAN 640	Japan	SNOOPY DESIGN RUNNING		Registered	Peanuts Worldwide LLC	3, 8, 10, 14, 18, 21, 25, 26	50-150790	12/27/1975	1423518	06/27/1980	06/27/2020
PEAN 635	Japan	SNOOPY DESIGN SITTING		Registered	Peanuts Worldwide LLC	4, 6, 8, 11, 16, 18, 20, 21, 24, 26, 27, 28	50-150780	12/27/1975	1408210	02/29/1980	02/29/2020
PEAN 630	Japan	SNOOPY DESIGN SITTING		Registered	Peanuts Worldwide LLC	7, 15, 28	50-150756	12/27/1975	1423515	06/27/1980	06/27/2020

68

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 641	Japan	SNOOPY DESIGN WAGGING TAIL		Registered	Peanuts Worldwide LLC	6, 14, 18, 21, 25, 26	50-150794	12/27/1975	1412442	03/28/1980	03/28/2020
PEAN 607	Japan	SNOOPY DRESSING ROOM		Registered	Peanuts Worldwide LLC	41	2001-18597	03/02/2001	4566123	05/10/2002	05/10/2022
PEAN 629	Japan	SNOOPY IN KATAKANA		Registered	Peanuts Worldwide LLC	30, 32, 29	44-63027	07/23/1969	1431262	08/28/1980	08/28/2020
PEAN 609	Japan	SNOOPY IN KATAKANA		Registered	Peanuts Worldwide LLC	16	2002-37597	05/09/2002	4969805	07/14/2006	07/14/2026
PEAN 622	Japan	SNOOPY IN KATAKANA		Registered	Peanuts Worldwide LLC	3, 4, 6, 8, 11, 14, 18, 20, 21, 22, 24, 25, 26, 27, 28, 29, 30, 32	2005-12558	05/09/2002	4897394	09/30/2005	09/30/2025
PEAN 592	Japan	SNOOPY STUDIOS		Registered	Peanuts Worldwide LLC	41	10-70181	08/18/1998	4331643	11/05/1999	11/05/2019
PEAN 634	Japan	SNOOPY STYLIZED & SNOOPY DESIGN DANCING		Registered	Peanuts Worldwide LLC	4, 6, 8, 11, 16, 18, 20, 21, 24, 26, 27, 28	50-150779	12/27/1975	1408209	02/29/1980	02/28/2020
PEAN 656	Japan	SNOOPY TOWN STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	14	6-76299	07/29/1994	3315388	05/30/1997	5/30/2017 - scheduled for renewal

69

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 657	Japan	SNOOPY TOWN STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	16	6-76300	07/29/1994	3310049	05/23/1997	5/23/2017 - scheduled for renewal
PEAN 659	Japan	SNOOPY TOWN STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	24	6-76302	07/29/1994	4003756	05/30/1997	5/30/2017 - scheduled for renewal
PEAN 660	Japan	SNOOPY TOWN STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	25	6-76303	07/29/1994	3259639	02/24/1997	02/24/2027
PEAN 661	Japan	SNOOPY TOWN STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	30	6-76304	07/29/1994	3282024	04/18/1997	04/18/2027
PEAN 662	Japan	SNOOPY TOWN STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	41	6-76305	07/29/1994	3361166	11/21/1997	11/21/2017
PEAN 658	Japan	SNOOPY TOWN STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	18	6-76301	05/30/1997	3315389	05/30/1997	5/30/2017 - scheduled for renewal
PEAN 600	Japan	SNOOPY'S BACKLOT CAFÉ		Registered	Peanuts Worldwide LLC	41	2001-15181	02/22/2001	4571084	05/24/2002	05/24/2022
PEAN 601	Japan	SNOOPY'S BACKLOT CAFÉ		Registered	Peanuts Worldwide LLC	42	2001-15182	02/22/2001	4566613	05/10/2002	05/10/2022
PEAN 593	Japan	SNOOPY'S PLAYLAND		Registered	Peanuts Worldwide LLC	41	10-70183	08/18/1998	4331645	11/05/1999	11/05/2019
PEAN 597	Japan	SNOOPY'S SOUND STAGE ADVENTURE		Registered	Peanuts Worldwide LLC	41	10-70188	08/18/1998	4331650	11/05/1999	11/05/2019
PEAN 594	Japan	SNOOPY'S STAR TRAILER		Registered	Peanuts Worldwide LLC	41	10-70184	08/18/1998	4331646	11/05/1999	11/05/2019
PEAN 605	Japan	SPIKE'S CORRAL (DAISY HILL PUPPIES)		Registered	Peanuts Worldwide LLC	41	2001-18595	03/02/2001	4566121	03/10/2002	03/10/2022

70

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 611	Japan	WOODSTOCK		Registered	Peanuts Worldwide LLC	2, 9, 12, 14, 16, 18, 20, 21, 22, 24, 25, 26, 27, 30	2002-37599	05/09/2002	4699553	08/08/2003	08/08/2023
PEAN 034	Kazakhstan	SNOOPY		Registered	Peanuts Worldwide LLC	16	4940	10/29/1993	3069	10/03/1995	10/29/2023
PEAN 032	Kazakhstan	SNOOPY		Registered	Peanuts Worldwide LLC	25	4938	10/29/1993	3067	10/02/1995	10/29/2023
PEAN 033	Kazakhstan	SNOOPY		Registered	Peanuts Worldwide LLC	30	4939	10/29/1993	3068	10/03/1995	10/29/2023
PEAN 669	Kyrgyzstan	SNOOPY		Registered	Peanuts Worldwide LLC	16	729	06/06/1994	694	08/04/1994	02/11/2026
PEAN 668	Kyrgyzstan	SNOOPY		Registered	Peanuts Worldwide LLC	25	727	06/06/1994	692	08/04/1994	11/04/2025
PEAN 740	Latvia	PEANUTS		Registered	Peanuts Worldwide LLC	25, 28	M-99-1256	08/04/1999	M 48 276	09/20/2001	08/04/2019
PEAN 1359	Lebanon	PEANUTS		Registered	Peanuts Worldwide LLC	9	164313	02/10/2015	164313	02/10/2015	02/10/2030
PEAN 1175	Macao	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	3	N/82423	01/20/2014	N/82423	07/25/2014	07/25/2021
PEAN 1176	Macao	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	4	N/82424	01/20/2014	N/82424	07/25/2014	07/25/2021
PEAN 1177	Macao	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	6	N/82425	01/20/2014	N/82425	07/25/2014	07/25/2021

71

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1178	Macao	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	9	N/82426	01/20/2014	N/82426	07/25/2014	07/25/2021
PEAN 1179	Macao	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	14	N/82427	01/20/2014	N/82427	07/25/2014	07/25/2021
PEAN 1180	Macao	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	15	N/82428	01/20/2014	N/82428	07/25/2014	07/25/2021
PEAN 1181	Macao	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	16	N/82429	01/20/2014	N/82429	07/25/2014	07/25/2021
PEAN 1182	Macao	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	18	N/82430	01/20/2014	N/82430	07/25/2014	07/25/2021
PEAN 1183	Macao	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	20	N/82431	01/20/2014	N/82431	07/25/2014	07/25/2021

72

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1184	Macao	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	21	N/82432	01/20/2014	N/82432	07/25/2014	07/25/2021
PEAN 1185	Macao	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	24	N/82433	01/20/2014	N/82433	07/25/2014	07/25/2021
PEAN 1186	Macao	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	25	N/82434	01/20/2014	N/82434	07/25/2014	07/25/2021
PEAN 1187	Macao	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	26	N/82435	01/20/2014	N/82435	07/25/2014	07/25/2021
PEAN 1188	Macao	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	27	N/82436	01/20/2014	N/82436	07/25/2014	07/25/2021
PEAN 1189	Macao	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	28	N/82437	01/20/2014	N/82437	07/25/2014	07/25/2021

73

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1327	Macao	SNOOPY (STYLIZED)		Registered	Peanuts Worldwide LLC	9	13068	12/15/1993	13561-M	04/12/1995	04/12/2019
PEAN 1328	Macao	SNOOPY DESIGN SMILING		Registered	Peanuts Worldwide LLC	9	13061	12/15/1993	13562-M	01/31/1995	01/31/2019
PEAN 1303	Macedonia	SNOOPY		Registered	United Feature Syndicate, Inc. - recordastion in process	16, 25	5710/1	09/21/1994	2145	09/21/1994	12/09/2017
PEAN 1044	Malaysia	CHARLIE BROWN CAFE & DESIGN		Registered	Peanuts Worldwide LLC	43	2011008480	05/11/2011	2011008480	10/17/2012	05/11/2021
PEAN 1329	Malaysia	PEANUTS		Registered	Peanuts Worldwide LLC	25	88/06064	11/14/1988	88006064	11/14/1988	11/14/2019
PEAN 1360	Malaysia	PEANUTS		Registered	Peanuts Worldwide LLC	9	2015050796	01/22/2015	2015050796	04/22/2016	01/22/2025
PEAN 747	Malaysia	SNOOPY		Registered	Peanuts Worldwide LLC	25	88/06063	11/14/1988	88006063	11/14/1988	11/14/2019
PEAN 748	Malaysia	SNOOPY		Registered	Peanuts Worldwide LLC	9	94/00803	01/29/1994	94000803	01/29/1994	01/29/2021
PEAN 744	Malaysia	SNOOPY		Registered	Peanuts Worldwide LLC	21	2004-00235	01/08/2004	4000235	03/08/2007	01/08/2024
PEAN 745	Malaysia	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	21	2004-00236	01/08/2004	4000236	01/08/2004	01/08/2024
PEAN 1330	Malaysia	SNOOPY DESIGN SMILING		Registered	Peanuts Worldwide LLC	9	94/03283	04/26/1994	94003283	04/26/1994	04/26/2021
PEAN 1325	Malaysia	SNOOPY PLACE & DESIGN		Registered	Peanuts Worldwide LLC	42	2001-00287	01/09/2001	1000287	01/09/2001	01/09/2021

74

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 746	Malaysia	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	25	88/05442	10/18/1988	88005442	07/20/1994	10/18/2019
PEAN 1331	Mexico	BELLE DESIGN A		Registered	Peanuts Worldwide LLC	9, 12, 16, 18, 20, 22, 28	209671	12/03/1982	287701	12/03/1982	12/03/2022
PEAN 1119	Mexico	Daisy Hill Puppies and Design		Registered	Peanuts Worldwide LLC	16	1429528	11/06/2013	1435046	02/18/2014	11/06/2023
PEAN 1120	Mexico	Daisy Hill Puppies and Design		Registered	Peanuts Worldwide LLC	18	1429527	11/06/2013	1435045	02/18/2014	11/06/2023
PEAN 1121	Mexico	Daisy Hill Puppies and Design		Registered	Peanuts Worldwide LLC	21	1429526	11/06/2013	1452912	05/06/2014	11/06/2023
PEAN 1122	Mexico	Daisy Hill Puppies and Design		Registered	Peanuts Worldwide LLC	24	1429523	11/06/2013	1435043	02/18/2014	11/06/2023
PEAN 1123	Mexico	Daisy Hill Puppies and Design		Registered	Peanuts Worldwide LLC	25	1429522	11/06/2013	1435042	02/18/2014	11/06/2023
PEAN 1124	Mexico	Daisy Hill Puppies and Design		Registered	Peanuts Worldwide LLC	28	1429524	11/06/2013	1435044	02/18/2014	11/06/2023
PEAN 037	Mexico	PEANUTS		Registered	Peanuts Worldwide LLC	25	183639	11/19/1993	475923	11/19/1993	11/19/2023
PEAN 1322	Mexico	PEANUTS		Registered	Peanuts Worldwide LLC	3	460025	11/27/2000	690025	11/27/2000	11/27/2020
PEAN 1361	Mexico	PEANUTS		Filed	Peanuts Worldwide LLC	9	1570135	01/22/2015
PEAN 1313	Mexico	SNOOPY		Registered	Peanuts Worldwide LLC	3	209674	12/03/1982	284450	12/03/1982	12/03/2022

75

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1318	Mexico	SNOOPY		Registered	Peanuts Worldwide LLC	3	209681	12/03/1982	292832	12/03/1982	12/03/2022
PEAN 1316	Mexico	SNOOPY		Registered	Peanuts Worldwide LLC	16	209677	12/03/1982	284524	12/03/1982	12/03/2022
PEAN 1315	Mexico	SNOOPY		Registered	Peanuts Worldwide LLC	21	209676	12/03/1982	284452	12/03/1982	12/03/2022
PEAN 1319	Mexico	SNOOPY		Registered	Peanuts Worldwide LLC	21	209683	12/03/1982	292833	12/03/1982	12/03/2022
PEAN 1317	Mexico	SNOOPY		Registered	Peanuts Worldwide LLC	18, 22, 24, 27	209678	12/03/1982	284525	12/03/1982	12/03/2022
PEAN 1314	Mexico	SNOOPY		Registered	Peanuts Worldwide LLC	5, 9, 10, 16, 18, 21, 25	209675	12/03/1982	284451	12/03/1982	12/03/2022
PEAN 734	Mexico	SNOOPY		Registered	Peanuts Worldwide LLC	9, 12, 16, 18, 20, 22, 28	209682	12/03/1982	287877	12/03/1982	12/03/2022
PEAN 036	Mexico	SNOOPY		Registered	Peanuts Worldwide LLC	25	183638	11/19/1993	477324	10/20/1994	11/19/2023
PEAN 1435	Mexico	SNOOPY		Registered	Peanuts Worldwide LLC	28	784337	05/24/2006	948573	08/25/2006	05/24/2026
PEAN 1443	Mexico	SNOOPY		Filed	Peanuts Worldwide LLC	16	1783305	08/12/2016
PEAN 1190	Mexico	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	3	1449441	01/20/2014	1456040	05/21/2014	01/20/2024

76

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1191	Mexico	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	4	1449440	01/20/2014	1456039	05/21/2014	01/20/2024
PEAN 1192	Mexico	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	6	1449439	01/20/2014	1456038	05/21/2014	01/20/2024
PEAN 1194	Mexico	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	14	1449437	01/20/2014	1456037	05/21/2014	01/20/2024
PEAN 1195	Mexico	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	15	1449436	01/20/2014	1456036	05/21/2014	01/20/2024
PEAN 1197	Mexico	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	18	1449433	01/20/2014	1457257	05/26/2014	01/20/2024
PEAN 1198	Mexico	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	20	1449432	01/20/2014	1456035	05/21/2014	01/20/2024
PEAN 1199	Mexico	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	21	1449431	01/20/2014	1456034	05/21/2014	01/20/2024
PEAN 1200	Mexico	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	24	1449430	01/20/2014	1456033	05/21/2014	01/20/2024
PEAN 1201	Mexico	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	25	1449429	01/20/2014	1456032	05/21/2014	01/20/2024
PEAN 1202	Mexico	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	26	1449428	01/20/2014	1456031	05/21/2014	01/20/2024

77

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1203	Mexico	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	27	1449443	01/20/2014	1456041	05/21/2014	01/20/2024
PEAN 035	Mexico	SNOOPY DESIGN		Registered	Peanuts Worldwide LLC	25	183627	11/19/1993	475922	10/04/1994	11/19/2023
PEAN 1444	Mexico	Snoopy Design Arms Folded		Filed	Peanuts Worldwide LLC	16	1783307	08/12/2016
PEAN 737	Mexico	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	5, 9, 10, 16, 18, 21, 25	209685	12/03/1982	287703	12/03/1982	12/03/2022
PEAN 1323	Mexico	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	28	784338	05/24/2006	962985	11/23/2006	05/24/2026
PEAN 1321	Mexico	SNOOPY DESIGN SMILING WITH HAND OVER HEART		Registered	Peanuts Worldwide LLC	5, 9, 10, 16, 18, 21, 25	209686	12/03/1982	287704	12/03/1982	12/03/2022
PEAN 726	Mexico	SNOOPY DESIGN SMILING WITH HAND OVER HEART		Registered	Peanuts Worldwide LLC	9, 12, 16, 18, 20, 22, 28	209672	12/03/1982	287876	12/03/1982	12/03/2022
PEAN 1320	Mexico	WOODSTOCK DESIGN JUMPING		Registered	Peanuts Worldwide LLC	9, 12, 16, 18, 20, 22, 28	209684	12/03/1982	287702	12/03/1982	12/03/2022

78

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1312	Mexico	WOODSTOCK		Registered	Peanuts Worldwide LLC	9, 12, 16, 18, 20, 22, 28	209673	12/03/1982	284449	12/03/1982	12/03/2022
PEAN 743	Moldova	SNOOPY		Registered	Peanuts Worldwide LLC	16	2048	06/23/1994	2R 879	12/06/1994	06/23/2024
PEAN 742	Moldova	SNOOPY		Registered	Peanuts Worldwide LLC	25	2047	06/23/1994	2R 847	11/28/1994	06/23/2024
PEAN 741	Moldova	SNOOPY		Registered	Peanuts Worldwide LLC	30	2046	06/23/1994	2R 878	12/06/1994	06/23/2024
PEAN 759	New Zealand	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	3	93556	05/05/1970	93556	05/05/1977	05/05/2025
PEAN 758	New Zealand	PEANUTS		Registered	Peanuts Worldwide LLC	25	155306	10/16/1984	155306	09/26/1995	10/16/2025
PEAN 1377	New Zealand	PEANUTS		Registered	Peanuts Worldwide LLC	9	1012453	01/16/2015	1012453	07/17/2015	01/16/2025
PEAN 753	New Zealand	SNOOPY		Registered	Peanuts Worldwide LLC	20	131542	03/03/1980	131542	03/03/1987	03/03/2025
PEAN 754	New Zealand	SNOOPY		Registered	Peanuts Worldwide LLC	28	132867	06/09/1980	132867	06/09/1980	06/09/2025

79

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 755	New Zealand	SNOOPY		Registered	Peanuts Worldwide LLC	14	144801	11/12/1982	144801	11/12/1982	11/12/2017
PEAN 756	New Zealand	SNOOPY		Registered	Peanuts Worldwide LLC	16	144802	11/12/1982	144802	11/12/1982	11/12/2017
PEAN 757	New Zealand	SNOOPY		Registered	Peanuts Worldwide LLC	25	144803	11/12/1982	144803	11/12/1982	11/12/2017
PEAN 1237	New Zealand	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	3, 4, 6, 9, 14, 15, 16, 18, 20, 21, 24, 25, 26, 27, 28	991258	01/17/2014	991258	07/18/2014	01/17/2024
PEAN 750	Norway	CHARLIE BROWN STYLIZED & Hat Design		Registered	Peanuts Worldwide LLC	3, 5, 12, 14, 15, 16, 20, 21, 24, 25, 28, 30, 31, 32, 35, 41	109706	01/18/1972	87653	03/15/1973	03/15/2023
PEAN 752	Norway	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16, 18, 21, 24, 25, 28	933814	08/10/1993	164919	10/13/1994	10/13/2024
PEAN 1362	Norway	PEANUTS		Registered	Peanuts Worldwide LLC	9, 25, 28	201501029	01/26/2015	284001	10/20/2015	01/26/2025

80

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1421	Norway	PEANUTS		Registered	Peanuts Worldwide LLC	9	201512953	10/20/2015	285528	01/26/2016	10/20/2025
PEAN 749	Norway	SNOOPY		Registered	Peanuts Worldwide LLC	3, 5, 12, 14, 15, 16, 20, 21, 24, 25, 28, 30, 31, 32, 35, 41	108641	10/11/1971	90329	02/14/1974	02/14/2024
PEAN 1140	Norway	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	4, 6, 9, 14, 15, 22, 24, 26, 27, 28, 3, 16, 18, 20, 21, 25	201400737	01/21/2014	281426	04/16/2015	01/21/2024
PEAN 751	Norway	SNOOPY STYLIZED & DESIGN B		Registered	Peanuts Worldwide LLC	9, 16, 25, 28	200613140	11/15/2006	240427	08/21/2007	08/21/2017
PEAN 1332	Pakistan	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	16	107661	08/15/1990	107661	08/15/1990	08/15/2022
PEAN 785	Pakistan	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	25	107653	08/15/1990	107653	08/15/1990	08/15/2022
PEAN 770	Panama	PEANUTS		Registered	Peanuts Worldwide LLC	25	82166	07/18/1996	82166	07/23/1996	07/23/2026

81

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 768	Panama	PEANUTS		Registered	Peanuts Worldwide LLC	16	82164	07/23/1996	82164	07/23/1996	07/23/2026
PEAN 1363	Panama	PEANUTS		Registered	Peanuts Worldwide LLC	9	238006-01	01/29/2015	238006-01	08/03/2015	01/29/2025
PEAN 767	Panama	SNOOPY		Registered	Peanuts Worldwide LLC	28	82163	07/18/1996	82163	07/23/1996	07/23/2026
PEAN 769	Panama	SNOOPY		Registered	Peanuts Worldwide LLC	25	82165	07/23/1996	82165	11/23/2001	07/23/2026
PEAN 765	Panama	SNOOPY STYLIZED & DESIGN B		Registered	Peanuts Worldwide LLC	9	157129-01	11/24/2006	157129-01	06/29/2007	11/24/2026
PEAN 764	Panama	SNOOPY STYLIZED & DESIGN B		Registered	Peanuts Worldwide LLC	25	157128-01	11/24/2006	157128-01	06/29/2007	11/24/2026
PEAN 766	Panama	SNOOPY STYLIZED & DESIGN B		Registered	Peanuts Worldwide LLC	28	157130-01	11/24/2006	157130-01	06/29/2007	11/24/2026
PEAN 801	Paraguay	SNOOPY		Registered	Peanuts Worldwide LLC	14	85-6844	10/02/1985	338146	04/30/1990	02/14/2020
PEAN 047	Peru	PEANUTS		Registered	Peanuts Worldwide LLC	25	223343	06/28/1993	4072	12/23/1993	12/23/2023
PEAN 1364	Peru	PEANUTS		Registered	Peanuts Worldwide LLC	9	603308-2015	01/16/2015	242341	08/10/2016	08/10/2026

82

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 023	Peru	SNOOPY		Registered	Peanuts Worldwide LLC	14	139046	05/19/1988	76917	10/07/1988	10/07/2023
PEAN 024	Peru	SNOOPY		Registered	Peanuts Worldwide LLC	28	139047	05/19/1988	76918	10/07/1988	10/07/2023
PEAN 040	Peru	SNOOPY		Registered	Peanuts Worldwide LLC	16, 28	142661	08/04/1988	7759	11/23/1988	11/23/2023
PEAN 774	Peru	SNOOPY		Registered	Peanuts Worldwide LLC	25	152254	03/09/1989	80277	06/23/1989	06/23/2024
PEAN 775	Peru	SNOOPY		Registered	Peanuts Worldwide LLC	30	159991	08/20/2002	86157	01/27/2003	01/27/2023
PEAN 773	Peru	SNOOPY DESIGN A		Registered	Peanuts Worldwide LLC	14	150739	01/26/1989	80352	07/17/1989	07/17/2024
PEAN 779	Peru	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	16, 28	71124	10/03/1983	9745	01/25/1984	01/25/2024
PEAN 777	Peru	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	28	187898	07/04/1991	93733	10/24/1991	10/24/2026
PEAN 776	Peru	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	21	164501-2002	10/17/2002	86546	02/11/2003	02/11/2023
PEAN 778	Peru	SNOOPY STYLIZED & DESIGN B		Registered	Peanuts Worldwide LLC	9	296478-2006	11/08/2006	125878	03/30/2007	03/30/2027

83

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 780	Peru	SNOOPY STYLIZED & DESIGN F		Registered	Peanuts Worldwide LLC	25	97475	12/06/1985	63230	01/19/1987	01/19/2027
PEAN 1365	Philippines	PEANUTS		Registered	Peanuts Worldwide LLC	9	4-2015-000828	01/23/2015	4-2015-000828	06/25/2015	06/25/2025
PEAN 781	Philippines	SNOOPY		Registered	Peanuts Worldwide LLC	18	4-2003-010863	11/25/2003	4-2003-010863	05/26/2006	05/26/2026
PEAN 784	Philippines	SNOOPY		Registered	Peanuts Worldwide LLC	25	4-2004-008555	09/14/2004	4-2004-008555	08/19/2010	08/19/2020
PEAN 782	Philippines	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	18	4-2003-010864	11/25/2003	4-2003-010864	03/20/2005	03/20/2025
PEAN 789	Poland	PEANUTS		Registered	Peanuts Worldwide LLC	16, 18, 28	Z-204904	07/20/1999	142219	07/20/1999	07/20/2019
PEAN 788	Poland	SNOOPY		Registered	Peanuts Worldwide LLC	16, 21	Z181194	12/11/1997	132599	12/11/1997	12/11/2017
PEAN 790	Poland	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	18, 21, 28	Z-212778	01/25/2000	147322	01/25/2000	01/25/2020

84

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 797	Portugal	SNOOPY		Registered	Peanuts Worldwide LLC	14	203144	07/11/1979	203144	12/16/1986	12/16/2026
PEAN 796	Portugal	SNOOPY		Registered	Peanuts Worldwide LLC	16	203143	07/11/1979	203143	10/21/1988	10/21/2018
PEAN 798	Portugal	SNOOPY		Registered	Peanuts Worldwide LLC	25	203146	07/11/1979	203146	03/05/1987	03/05/2027
PEAN 794	Portugal	SNOOPY		Registered	Peanuts Worldwide LLC	28	203141	07/11/1979	203141	03/05/1987	03/05/2027
PEAN 795	Portugal	SNOOPY		Registered	Peanuts Worldwide LLC	28	203142	07/11/1979	203142	03/05/1987	03/05/2027
PEAN 793	Portugal	SNOOPY		Registered	Peanuts Worldwide LLC	31	203140	07/11/1979	203140	12/16/1986	12/16/2026
PEAN 792	Portugal	SNOOPY DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	5	203139	07/11/1979	203139	03/06/1987	03/06/2027
PEAN 791	Portugal	WOODSTOCK		Registered	Peanuts Worldwide LLC	31	203137	07/11/1979	203137	12/16/1986	12/16/2026
PEAN 799	Portugal	WOODSTOCK		Registered	Peanuts Worldwide LLC	5	204066	10/09/1979	204066	01/05/1987	01/05/2027

85

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 687	Republic of Korea	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	2, 8, 9, 16	50-2008-9753	03/14/1987	40-154655	05/21/1988	05/21/2018
PEAN 694	Republic of Korea	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	18, 20, 21, 25, 26	50-2008-9759	03/14/1987	40-154719	05/24/1988	05/24/2018
PEAN 691	Republic of Korea	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	6, 14, 16, 17, 18, 19, 20, 21, 22	50-2008-9757	03/14/1987	40-156428	06/24/1988	06/24/2018
PEAN 686	Republic of Korea	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	6, 8, 11, 14, 16, 20, 21, 24	50-2008-9752	03/14/1987	40-154494	05/19/1988	05/19/2018
PEAN 697	Republic of Korea	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	6, 8, 9, 10, 18, 19, 20, 21, 22, 25, 27, 28	50-2008-3004	03/14/1987	40-151468	01/20/1988	01/20/2018

86

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 680	Republic of Korea	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	25	40-2006-28402	05/26/2006	719594	08/03/2007	08/03/2017
PEAN 685	Republic of Korea	CHARLIE BROWN CAFE & DESIGN		Registered	Peanuts Worldwide LLC	43	41-2008-20296	07/24/2008	41-186932	06/24/2009	06/24/2019
PEAN 688	Republic of Korea	CHARLIE BROWN DESIGN A		Registered	Peanuts Worldwide LLC	2, 8, 9, 16	50-2008-9754	03/14/1987	40-154656	05/21/1988	05/21/2018
PEAN 720	Republic of Korea	CHARLIE BROWN DESIGN A		Registered	Peanuts Worldwide LLC	6, 14, 16, 17, 18, 19, 20, 21, 22	50-2008-9758	03/14/1987	40-156429	06/24/1988	06/24/2018
PEAN 698	Republic of Korea	CHARLIE BROWN DESIGN A		Registered	Peanuts Worldwide LLC	6, 8, 9, 10, 18, 19, 20, 21, 22, 25, 27, 28	50-2008-3005	03/14/1987	40-151469	01/20/1988	01/20/2018
PEAN 679	Republic of Korea	CHARLIE BROWN DESIGN WAIVING		Registered	Peanuts Worldwide LLC	25	40-2006-26897	05/19/2006	40-707650	04/25/2007	04/25/2027

87

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 672	Republic of Korea	CHARLIE BROWN PEANUTS CAFE & DESIGN		Registered	Peanuts Worldwide LLC	42	41-2001-14419	07/25/2001	41-83561	01/29/2003	01/29/2023
PEAN 684	Republic of Korea	CHARLIE BROWN PEANUTS CAFE N' DINER & Design		Registered	Peanuts Worldwide LLC	42	41-2001-14420	07/25/2001	41-83562	01/29/2003	01/29/2023
PEAN 671	Republic of Korea	CHARLIE BROWN STYLIZED & Design A		Registered	Peanuts Worldwide LLC	28	50-2009-1621	05/13/1998	40-448011	05/18/1999	05/18/2019
PEAN 1400	Republic of Korea	DAISY HILL PUPPIES		Registered	Peanuts Worldwide LLC	9, 16, 18, 20, 21, 24, 25, 27, 28	40-2015-39538	05/28/2015	40-1163883	03/03/2016	03/03/2026
PEAN 722	Republic of Korea	JOE COOL Design		Registered	Peanuts Worldwide LLC	16	50-2009-1615	08/22/1988	40-183084	11/13/1989	11/13/2019
PEAN 728	Republic of Korea	JOE COOL Design		Registered	Peanuts Worldwide LLC	14, 16, 21, 24, 25, 26	50-2010-3579	08/22/1988	40-189261	03/08/1990	03/08/2020
PEAN 725	Republic of Korea	JOE COOL Design		Registered	Peanuts Worldwide LLC	28, 22	50-2009-1618	08/22/1988	40-180432	10/04/1989	10/04/2019

88

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 715	Republic of Korea	PEANUTS		Registered	Peanuts Worldwide LLC	9, 16, 20	50-2006-2101	01/30/1986	136104	01/06/1987	01/06/2027
PEAN 1438	Republic of Korea	PEANUTS		Filed - registration fee paid	Peanuts Worldwide LLC	25	40-2016-34568	05/10/2016
PEAN 706	Republic of Korea	SNOOPY		Registered	Peanuts Worldwide LLC	6, 10, 14, 17, 18, 20, 21, 24, 25, 26	50-2006-2471	09/27/1985	137076	01/14/1987	01/14/2027
PEAN 704	Republic of Korea	SNOOPY		Registered	Peanuts Worldwide LLC	2, 8, 9, 16	50-2007-1075	09/27/1985	137861	01/21/1987	01/21/2027
PEAN 705	Republic of Korea	SNOOPY		Registered	Peanuts Worldwide LLC	6, 14, 16, 17, 18, 20, 21, 22	50-2005-15071	09/27/1985	129348	08/26/1986	08/26/2026
PEAN 703	Republic of Korea	SNOOPY		Registered	Peanuts Worldwide LLC	6, 8, 11, 14, 16, 20, 21, 24	50-2005-15420	09/27/1985	127952	07/31/1986	07/31/2026
PEAN 707	Republic of Korea	SNOOPY		Registered	Peanuts Worldwide LLC	6, 8, 9, 10, 18, 19, 20, 21, 22, 25, 27, 28	50-2007-6531	09/27/1985	140606	05/14/1987	5/14/2017 - renewal in process
PEAN 708	Republic of Korea	SNOOPY		Registered	Peanuts Worldwide LLC	6, 9, 10, 14, 16, 17, 21, 24, 25, 26	50-2006-12489	09/27/1985	131954	10/10/1986	10/10/2026

89

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 718	Republic of Korea	SNOOPY		Registered	Peanuts Worldwide LLC	9	50-2008-9887	10/05/1987	40-162308	11/04/1988	11/04/2018
PEAN 716	Republic of Korea	SNOOPY		Registered	Peanuts Worldwide LLC	20, 24, 27, 28	50-2008-9885	10/05/1987	40-165363	12/27/1988	12/27/2018
PEAN 678	Republic of Korea	SNOOPY		Registered	Peanuts Worldwide LLC	14	50-2001-12483	12/27/1990	40-242566	07/07/1992	07/07/2022
PEAN 1283	Republic of Korea	SNOOPY		Registered	Peanuts Worldwide LLC	42	51-2009-385	05/07/1998	41-54369	03/31/1999	03/31/2019
PEAN 676	Republic of Korea	SNOOPY		Registered	Peanuts Worldwide LLC	29	50-2010-3581	06/17/1999	40-474660	08/03/2000	08/03/2020
PEAN 681	Republic of Korea	SNOOPY		Registered	Peanuts Worldwide LLC	9	40-2006-56574	11/08/2006	735060	01/22/2008	01/22/2018
PEAN 724	Republic of Korea	SNOOPY AVIATOR AND DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	22, 28	50-2009-1617	08/22/1988	40-180433	10/04/1989	10/04/2019
PEAN 721	Republic of Korea	SNOOPY AVIATOR DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	16	50-2009-1614	08/22/1988	40-183083	11/13/1989	11/13/2019
PEAN 727	Republic of Korea	SNOOPY AVIATOR DESIGN ON DOGHOUSE		Registered	Peanuts Worldwide LLC	14, 16, 21, 24, 25, 26	50-2010-3578	08/22/1988	40-189260	03/08/1990	03/08/2020

90

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 682	Republic of Korea	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	9	40-2006-56575	11/08/2006	735059	01/22/2008	01/22/2018
PEAN 712	Republic of Korea	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	18, 20, 21, 25, 26	50-2006-2472	09/27/1985	137077	01/14/1987	01/14/2027
PEAN 710	Republic of Korea	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	2, 8, 9, 16	50-2007-1076	09/27/1985	137862	01/21/1987	01/21/2027
PEAN 711	Republic of Korea	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	6, 16, 18, 20, 21, 22	50-2005-15072	09/27/1985	129349	08/26/1986	08/26/2026
PEAN 709	Republic of Korea	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	6, 8, 11, 14, 16, 20, 21, 24	50-2005-15421	09/27/1985	127953	07/31/1986	07/31/2026
PEAN 713	Republic of Korea	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	6, 8, 9, 18, 19, 21, 22, 25, 27, 28	50-2006-11138	09/27/1985	140607	05/14/1987	5/14/2017 - renewal in process

91

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 714	Republic of Korea	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	6, 9, 10, 14, 16, 17, 21, 24, 25, 26	50-2007-10821	09/27/1985	143754	07/31/1987	07/31/2017
PEAN 719	Republic of Korea	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	9	50-2008-9888	10/05/1987	40-162309	11/14/1988	11/14/2018
PEAN 717	Republic of Korea	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	20, 24, 27, 28	50-2008-9886	10/05/1987	40-165364	12/27/1988	12/27/2018
PEAN 723	Republic of Korea	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	16	50-2009-1616	08/22/1988	40-183085	11/13/1989	11/13/2019
PEAN 729	Republic of Korea	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	14, 16, 21, 24, 25, 26	50-2010-3580	08/22/1988	40-189259	03/08/1990	03/08/2020
PEAN 726	Republic of Korea	SNOOPY DESIGN WITH LEFT FOOT UP		Registered	Peanuts Worldwide LLC	22, 28	50-2009-1619	08/22/1988	40-180431	10/04/1989	10/04/2019
PEAN 683	Republic of Korea	SNOOPY PLACE & DESIGN		Registered	Peanuts Worldwide LLC	42	41-2000-31771	12/21/2000	41-78835	08/28/2002	08/28/2022
PEAN 677	Republic of Korea	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	14	50-2008-9890	11/24/1987	40-161491	11/01/1988	11/01/2018
PEAN 733	Republic of Korea	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	28	50-2009-1620	05/13/1998	40-448010	05/18/1999	05/18/2019

92

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 702	Republic of Korea	WOODSTOCK DESIGN		Registered	Peanuts Worldwide LLC	45	50-2008-9884	03/14/1987	40-158361	08/22/1988	08/22/2018
PEAN 696	Republic of Korea	WOODSTOCK DESIGN		Registered	Peanuts Worldwide LLC	18, 20, 21, 25, 26	50-2008-9762	03/14/1987	40-154722	05/24/1988	05/24/2018
PEAN 690	Republic of Korea	WOODSTOCK DESIGN		Registered	Peanuts Worldwide LLC	2, 8, 9, 16	50-2008-9756	03/14/1987	40-154658	05/21/1988	05/21/2018
PEAN 693	Republic of Korea	WOODSTOCK DESIGN		Registered	Peanuts Worldwide LLC	6, 14, 16, 17, 18, 19, 20, 21, 22	50-2008-9882	03/14/1987	40-156431	06/24/1988	06/24/2018
PEAN 700	Republic of Korea	WOODSTOCK DESIGN		Registered	Peanuts Worldwide LLC	6, 8, 9, 10, 18, 19, 20, 21, 22, 25, 27, 28	50-2008-3007	03/14/1987	40-151471	01/20/1988	01/20/2018
PEAN 695	Republic of Korea	WOODSTOCK		Registered	Peanuts Worldwide LLC	18, 20, 21, 25, 28	50-2008-9760	03/14/1987	40-154721	05/24/1988	05/24/2018
PEAN 689	Republic of Korea	WOODSTOCK		Registered	Peanuts Worldwide LLC	2, 8, 9, 16	50-2008-9744	03/14/1987	40-154657	05/21/1988	05/21/2018

93

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 701	Republic of Korea	WOODSTOCK		Registered	Peanuts Worldwide LLC	6, 10, 14, 17, 21, 24, 25, 26	50-2008-9883	03/14/1987	40-158362	08/22/1988	08/22/2018
PEAN 692	Republic of Korea	WOODSTOCK		Registered	Peanuts Worldwide LLC	6, 14, 16, 17, 18, 19, 20, 21, 22	50-2008-9881	03/14/1987	40-156430	06/24/1988	06/24/2018
PEAN 699	Republic of Korea	WOODSTOCK		Registered	Peanuts Worldwide LLC	6, 8, 9, 10, 18, 19, 20, 21, 22, 25, 27, 28	50-2008-3006	03/14/1987	40-151470	01/20/1988	01/20/2018
PEAN 803	Romania	SNOOPY		Registered	Peanuts Worldwide LLC	30	23929	03/11/1991	18348	03/11/1991	03/11/2021
PEAN 805	Romania	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	9	M 2009 00369	01/21/2009	100207	01/21/2009	01/21/2019
PEAN 802	Romania	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	16, 18, 21, 25, 28	22002	07/05/1990	16453	07/05/1990	07/05/2020
PEAN 804	Romania	SNOOPY & LIKENESS		Registered	Peanuts Worldwide LLC	9	M2006012703	11/10/2006	81582	11/10/2006	11/10/2026

94

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1366	Russian Federation	PEANUTS		Registered	Peanuts Worldwide LLC	9	2015700702	01/16/2015	576746	06/02/2016	01/16/2025
PEAN 809	Russian Federation	SNOOPY		Registered	Peanuts Worldwide LLC	25	102868	11/04/1985	78867	12/31/1985	11/04/2025
PEAN 810	Russian Federation	SNOOPY		Registered	Peanuts Worldwide LLC	16	103488	02/11/1986	79487	05/12/1986	02/11/2026
PEAN 1333	Russian Federation	SNOOPY		Registered	Peanuts Worldwide LLC	30	43850/91	01/29/1991	98601	01/29/1991	01/29/2021
PEAN 1141	Russian Federation	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	3, 4, 6, 9, 14, 15, 16, 18, 20, 21, 24, 25, 26, 27, 28, 17, 2, 23, 10	2014701062	01/17/2014	552342	09/16/2015	01/17/2024
PEAN 811	Russian Federation	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	9, 16, 28	2006733856	11/22/2006	343864	02/13/2008	11/22/2026
PEAN 812	Russian Federation	SNOOPY STYLIZED & DESIGN C		Registered	Peanuts Worldwide LLC	18, 24, 29, 32, 35	96708331	06/28/1996	158192	11/13/1997	06/28/2026

95

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 806	Serbia-Montenegro	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16, 18, 21, 25, 28	Z-532/93	08/12/1993	40209	08/12/1993	08/12/2023
PEAN 808	Serbia-Montenegro	SNOOPY		Registered	Peanuts Worldwide LLC	16, 25	Z-671/83	09/13/1985	30602	12/09/1987	12/09/2017
PEAN 1045	Singapore	CHARLIE BROWN CAFE & DESIGN		Registered	Peanuts Worldwide LLC	43	T1105934J	05/05/2011	T1105934J	03/26/2013	05/05/2021
PEAN 823	Singapore	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16	6900/93	09/04/1993	T93/06900J	09/04/1993	09/04/2023
PEAN 824	Singapore	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	18	6901/93	09/04/1993	T93/06901I	09/04/1993	09/04/2023
PEAN 826	Singapore	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	21	6902/93	09/04/1993	T93/06902G	09/04/1993	09/04/2023
PEAN 827	Singapore	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	24	6903/93	09/04/1993	T93/06903E	09/09/1999	09/04/2023
PEAN 828	Singapore	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	25	6904/93	09/04/1993	T93/06904C	09/04/1993	09/04/2023
PEAN 829	Singapore	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	28	6905/93	09/04/1993	T93/06905A	09/04/1993	09/04/2023

96

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1367	Singapore	PEANUTS		Registered	Peanuts Worldwide LLC	9	40201500965Y	01/16/2015	40201500965Y	01/16/2015	01/16/2025
PEAN 830	Singapore	SNOOPY		Registered	Peanuts Worldwide LLC	25	923/83	02/22/1983	T83/00923D	02/22/1983	02/22/2024
PEAN 831	Singapore	SNOOPY		Registered	Peanuts Worldwide LLC	28	924/83	02/22/1983	T83/00924B	02/22/1983	02/22/2024
PEAN 832	Singapore	SNOOPY		Registered	Peanuts Worldwide LLC	9	93/06626	08/27/1993	T93/06626E	08/27/1993	08/27/2023
PEAN 836	Singapore	SNOOPY		Registered	Peanuts Worldwide LLC	42	T98/04031J	04/28/1998	T98/04031J	04/28/1998	04/28/2018
PEAN 821	Singapore	SNOOPY		Registered	Peanuts Worldwide LLC	20	11058/98	11/05/1998	T98/11058J	11/05/1998	11/05/2018
PEAN 833	Singapore	SNOOPY		Registered	Peanuts Worldwide LLC	29	T00/13530Z	08/03/2000	T00/13530Z	08/03/2000	08/03/2020
PEAN 834	Singapore	SNOOPY		Registered	Peanuts Worldwide LLC	30	T00/13531H	08/03/2000	T00/13531H	08/03/2000	08/03/2020
PEAN 835	Singapore	SNOOPY		Registered	Peanuts Worldwide LLC	32	T00/13532F	08/03/2000	T00/13532F	08/03/2000	08/03/2020

97

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 822	Singapore	SNOOPY DESIGN SMILING		Registered	Peanuts Worldwide LLC	9	6627	08/27/1993	T93/06627C	08/27/1993	08/27/2023
PEAN 1334	Singapore	SNOOPY PLACE & DESIGN		Registered	Peanuts Worldwide LLC	42	T99/02432G	03/11/1999	T99/02432G	03/11/1999	03/11/2019
PEAN 838	Slovak Republic	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	3, 14, 16, 24	74146	12/23/1992	180983	12/23/1992	12/23/2022
PEAN 998	South Africa	CHARLIE BROWN (STYLIZED)		Registered	Peanuts Worldwide LLC	25	86/7676	11/17/1986	86/7676	11/17/1986	11/17/2026
PEAN 1368	South Africa	PEANUTS		Filed	Peanuts Worldwide LLC	9	2015/01264	01/20/2015
PEAN 987	South Africa	SNOOPY		Registered	Peanuts Worldwide LLC	32	81/3193	05/14/1981	81/3193	08/14/1989	05/14/2021
PEAN 988	South Africa	SNOOPY		Registered	Peanuts Worldwide LLC	29	82/7593	09/29/1982	82/7593	08/14/1989	09/29/2022
PEAN 989	South Africa	SNOOPY		Registered	Peanuts Worldwide LLC	30	82/7594	09/29/1982	82/7594	08/22/1989	09/29/2022
PEAN 990	South Africa	SNOOPY		Registered	Peanuts Worldwide LLC	31	82/7595	09/29/1982	82/7595	08/22/1989	09/29/2022

98

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 991	South Africa	SNOOPY		Registered	Peanuts Worldwide LLC	42	82/7596	09/29/1982	82/7596	09/29/1982	09/29/2022
PEAN 992	South Africa	SNOOPY		Registered	Peanuts Worldwide LLC	14	82/8433	10/28/1982	82/8433	06/15/1984	10/28/2022
PEAN 993	South Africa	SNOOPY		Registered	Peanuts Worldwide LLC	16	82/8434	10/28/1982	82/8434	06/15/1984	10/28/2022
PEAN 994	South Africa	SNOOPY		Registered	Peanuts Worldwide LLC	25	82/8435	10/28/1982	82/8435	08/24/1987	10/28/2022
PEAN 995	South Africa	SNOOPY		Registered	Peanuts Worldwide LLC	28	82/8436	10/28/1982	82/8436	06/15/1984	10/28/2022
PEAN 996	South Africa	SNOOPY		Registered	Peanuts Worldwide LLC	9	84/4453	05/16/1984	84/4453	08/29/1985	05/16/2024
PEAN 984	South Africa	SNOOPY		Registered	Peanuts Worldwide LLC	20	2004/21444	11/25/2004	2004/21444	08/04/2008	11/25/2024
PEAN 985	South Africa	SNOOPY		Registered	Peanuts Worldwide LLC	21	2004/21445	11/25/2004	2004/21445	08/04/2008	11/25/2024
PEAN 999	South Africa	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	14	93/3210	04/26/1993	93/3210	03/01/1995	04/26/2023
PEAN 1000	South Africa	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	16	93/3211	04/26/1993	93/3211	03/01/1995	04/26/2023

99

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1001	South Africa	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	18	93/3212	04/26/1993	93/3212	03/01/1995	04/26/2023
PEAN 1002	South Africa	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	25	93/3213	04/26/1993	93/3213	03/01/1995	04/26/2023
PEAN 1003	South Africa	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	28	93/3214	04/26/1993	93/3214	03/01/1995	04/26/2023
PEAN 986	South Africa	SNOOPY STYLIZED & DESIGN A		Registered	Peanuts Worldwide LLC	9	2006/26979	11/09/2006	2006/26979	05/07/2010	11/09/2026
PEAN 487	Spain	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	16	656585	10/21/1971	656585	11/13/1975	10/21/2021
PEAN 488	Spain	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	25	656586	10/21/1971	656586	10/02/1975	10/21/2021
PEAN 489	Spain	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	28	656587	10/21/1971	656587	04/10/1975	10/21/2021
PEAN 490	Spain	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	35	656588	10/21/1971	656588	03/17/1976	10/21/2021
PEAN 491	Spain	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	41	656589	10/21/1971	656589	02/06/1976	10/21/2021
PEAN 477	Spain	CHARLIE BROWN DESIGN A		Registered	Peanuts Worldwide LLC	16	944592	06/06/1980	944592	02/20/1981	06/06/2020

100

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 478	Spain	CHARLIE BROWN DESIGN A		Registered	Peanuts Worldwide LLC	25	944593	06/06/1980	944593	02/05/1981	06/06/2020
PEAN 479	Spain	CHARLIE BROWN DESIGN A		Registered	Peanuts Worldwide LLC	28	944594	06/06/1980	944594	06/20/1981	06/06/2020
PEAN 480	Spain	LUCY DESIGN		Registered	Peanuts Worldwide LLC	16	944596	06/06/1980	944596	02/20/1981	06/06/2020
PEAN 481	Spain	LUCY DESIGN		Registered	Peanuts Worldwide LLC	25	944597	06/06/1980	944597	02/05/1981	06/06/2020
PEAN 482	Spain	LUCY DESIGN		Registered	Peanuts Worldwide LLC	28	944598	06/06/1980	944598	06/20/1981	06/06/2020
PEAN 494	Spain	PEANUTS		Registered	Peanuts Worldwide LLC	28	657394	10/28/1971	657394	10/24/1973	10/28/2021
PEAN 492	Spain	SNOOPY		Registered	Peanuts Worldwide LLC	35	656593	10/21/1971	656593	03/17/1976	10/21/2021
PEAN 493	Spain	SNOOPY		Registered	Peanuts Worldwide LLC	41	656594	10/21/1971	656594	01/10/1978	10/21/2021
PEAN 496	Spain	SNOOPY		Registered	Peanuts Worldwide LLC	14	893104	11/22/1978	893104	05/21/1979	11/22/2018
PEAN 497	Spain	SNOOPY		Registered	Peanuts Worldwide LLC	18	893105	11/22/1978	893105	05/21/1979	11/22/2018
PEAN 472	Spain	SNOOPY DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	14	944585	06/06/1980	944585	06/20/1981	06/06/2020
PEAN 473	Spain	SNOOPY DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	16	944586	06/06/1980	944586	02/20/1981	06/06/2020
PEAN 474	Spain	SNOOPY DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	25	944587	06/06/1980	944587	02/05/1981	06/06/2020
PEAN 475	Spain	SNOOPY DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	28	944588	06/06/1980	944588	06/20/1981	06/06/2020

101

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 476	Spain	SNOOPY DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	35	944589	06/06/1980	944589	05/05/1981	06/06/2020
PEAN 483	Spain	WOODSTOCK DESIGN JUMPING		Registered	Peanuts Worldwide LLC	16	944600	06/06/1980	944600	02/20/1981	06/06/2020
PEAN 484	Spain	WOODSTOCK DESIGN JUMPING		Registered	Peanuts Worldwide LLC	25	944601	06/06/1980	944601	02/05/1981	06/06/2020
PEAN 485	Spain	WOODSTOCK DESIGN JUMPING		Registered	Peanuts Worldwide LLC	28	944602	06/06/1980	944602	06/20/1981	06/06/2020
PEAN 814	Sweden	CHARLIE BROWN STYLIZED & Hat Design		Registered	Peanuts Worldwide LLC	3, 16, 20, 21	1944/70	04/27/1970	134211	02/19/1971	02/19/2021
PEAN 817	Sweden	CHARLIE BROWN STYLIZED & Hat Design		Registered	Peanuts Worldwide LLC	5, 12, 15, 24, 31, 35, 41	206/72	01/18/1972	141798	01/19/1983	01/19/2023
PEAN 815	Sweden	LINUS STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	3, 21	1945/70	04/27/1970	146222	03/01/1974	03/01/2024

102

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 813	Sweden	LUCY STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	3, 16, 20, 21	1943/70	04/27/1970	148021	07/26/1974	07/26/2024
PEAN 818	Sweden	PEANUTS		Registered	Peanuts Worldwide LLC	14, 16, 25, 28	4114/71	10/08/1971	140028	07/14/1972	07/14/2022
PEAN 820	Sweden	SNOBBEN		Registered	Peanuts Worldwide LLC	14, 16, 28, 30, 31, 35, 41	5328/72	07/30/1976	156300	07/30/1976	07/30/2026
PEAN 819	Sweden	SNOOPY		Registered	Peanuts Worldwide LLC	5, 12, 14, 15, 31, 35, 41	4115/71	10/08/1971	147545	06/14/1974	06/14/2024
PEAN 164	Switzerland	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16, 18, 21, 24, 25, 28	9861/1993	08/16/1993	414446	08/16/1993	08/16/2023

103

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1369	Switzerland	PEANUTS		Registered	Peanuts Worldwide LLC	9, 16, 20, 25, 28	50567/2015	01/16/2015	691669	08/22/2016	01/16/2025
PEAN 161	Switzerland	SNOOPY		Registered	Peanuts Worldwide LLC	30	4397	07/09/1986	2P-352785	07/09/1986	07/09/2026
PEAN 162	Switzerland	SNOOPY		Registered	Peanuts Worldwide LLC	14, 16, 28	4627	07/21/1986	349093	07/21/1986	07/21/2026
PEAN 1139	Switzerland	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	3, 4, 6, 14, 15, 16, 18, 20, 21, 24, 25, 26, 27, 28, 9, 17, 22	50741/2014	01/21/2014	660671	06/26/2014	01/21/2024
PEAN 163	Switzerland	SNOOPY STYLIZED & DESIGN B		Registered	Peanuts Worldwide LLC	9, 16, 25, 28	60387/2006	11/16/2006	554459	11/16/2006	11/16/2026
PEAN 933	Taiwan	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	25	95026511	05/23/2006	1244662	01/01/2007	12/31/2026

104

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 938	Taiwan	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	16	95054209	10/27/2006	1283719	10/16/2007	10/15/2017
PEAN 939	Taiwan	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	14, 18, 20, 21, 24, 28	95058862	11/23/2006	1298857	01/16/2008	01/15/2018
PEAN 934	Taiwan	CHARLIE BROWN (IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	25	95026512	05/23/2006	1244663	01/01/2007	12/31/2026
PEAN 937	Taiwan	CHARLIE BROWN (IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	16	95054207	10/27/2006	1283718	10/16/2007	10/15/2017

105

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 871	Taiwan	CHARLIE BROWN CAFE & DESIGN		Registered	Peanuts Worldwide LLC	43	95053449	10/24/2006	1301952	02/16/2008	02/15/2018
PEAN 935	Taiwan	CHARLIE BROWN DESIGN WAVING		Registered	Peanuts Worldwide LLC	25	95026513	05/23/2006	1244664	01/01/2007	12/31/2026
PEAN 936	Taiwan	CHARLIE BROWN DESIGN WAVING		Registered	Peanuts Worldwide LLC	16	95054206	10/27/2006	1283717	10/16/2007	10/15/2017
PEAN 944	Taiwan	CHARLIE BROWN DESIGN WAVING		Registered	Peanuts Worldwide LLC	14, 18, 20, 21, 24, 28	95058872	11/23/2006	1298861	01/16/2008	01/15/2018
PEAN 923	Taiwan	CHARLIE BROWN PEANUTS CAFE & DESIGN		Registered	Peanuts Worldwide LLC	42	90021552	05/29/2001	173987	12/01/2002	11/30/2022
PEAN 924	Taiwan	CHARLIE BROWN PEANUTS CAFE N' DINER & Design		Registered	Peanuts Worldwide LLC	42	90021553	05/29/2001	179064	03/16/2003	11/29/2022

106

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 879	Taiwan	DAISY HILL		Registered	Peanuts Worldwide LLC	36	83007435	02/21/1994	657064	10/01/1994	09/30/2024
PEAN 1393	Taiwan	DAISY HILL PUPPIES		Registered	Peanuts Worldwide LLC	3, 9, 16, 18, 20, 21, 24, 25, 28	104025043	05/06/2015	01760612	03/16/2016	03/15/2026
PEAN 919	Taiwan	PEANUTS		Registered	Peanuts Worldwide LLC	3	87010298	09/09/1998	849544	05/01/1999	04/30/2019
PEAN 920	Taiwan	PEANUTS		Registered	Peanuts Worldwide LLC	9	87010299	09/09/1998	847214	04/16/1999	04/15/2019
PEAN 915	Taiwan	PEANUTS		Registered	Peanuts Worldwide LLC	21	87010294	09/09/1998	845918	04/01/1999	03/31/2019
PEAN 916	Taiwan	PEANUTS		Registered	Peanuts Worldwide LLC	24	87010295	09/09/1998	836260	01/16/1999	01/15/2019
PEAN 918	Taiwan	PEANUTS		Registered	Peanuts Worldwide LLC	28	87010297	09/09/1998	858048	07/01/1999	06/30/2019
PEAN 1370	Taiwan	PEANUTS		Registered	Peanuts Worldwide LLC	9	104003030	01/19/2015	01725339	09/01/2015	08/31/2025

107

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 925	Taiwan	PEANUTS EXPRESS PEANUTS & DESIGN		Registered	Peanuts Worldwide LLC	42	90021554	05/29/2001	173988	12/01/2002	11/30/2022
PEAN 917	Taiwan	PEANUTS STYLIZED AND SNOOPY ON DOGHOUSE DESIGN		Registered	Peanuts Worldwide LLC	25	87010296	09/09/1998	940568	05/01/2001	04/30/2021
PEAN 872	Taiwan	SHI NU BI (SNOOPY IN CHINESE CHARACTERS		Registered	Peanuts Worldwide LLC	16	77008094	03/02/1988	531794	08/16/1991	08/15/2021
PEAN 901	Taiwan	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	25	83040316	06/14/1994	677828	04/16/1995	04/15/2025
PEAN 902	Taiwan	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	25	83040317	06/14/1994	677816	04/16/1995	04/15/2025
PEAN 929	Taiwan	SHI NU BI (SNOOPY IN CHINESE CHARACTERS)		Registered	Peanuts Worldwide LLC	9	92068531	11/26/2003	1119328	09/16/2004	09/15/2024
PEAN 1384	Taiwan	SHI NU BI (SNOOPY in Chinese Characters)		Registered	Peanuts Worldwide LLC	9, 11	95058866	11/23/2006	1298859	01/16/2008	01/15/2018
PEAN 869	Taiwan	SNOOPY		Registered	Peanuts Worldwide LLC	24	405228	07/01/1987	405228	07/01/1988	06/30/2018

108

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 875	Taiwan	SNOOPY		Registered	Peanuts Worldwide LLC	9	82040664	08/18/1993	635201	03/01/1994	02/29/2024
PEAN 876	Taiwan	SNOOPY		Registered	Peanuts Worldwide LLC	9	82040665	08/18/1993	648914	07/16/1994	07/15/2024
PEAN 921	Taiwan	SNOOPY		Registered	Peanuts Worldwide LLC	42	87016731	04/13/1998	108476	04/01/1999	03/31/2019
PEAN 913	Taiwan	SNOOPY		Registered	Peanuts Worldwide LLC	3	86062603	11/01/1998	823916	11/01/1998	10/31/2018
PEAN 927	Taiwan	SNOOPY		Registered	Peanuts Worldwide LLC	9	92068528	11/26/2003	1119326	09/16/2004	09/15/2024
PEAN 930	Taiwan	SNOOPY		Registered	Peanuts Worldwide LLC	20, 21, 24, 28, 29, 30, 32	93041704	09/08/2004	1188104	12/16/2005	12/15/2025
PEAN 941	Taiwan	SNOOPY		Registered	Peanuts Worldwide LLC	9, 11	95058864	11/23/2007	1298858	01/16/2008	01/15/2018
PEAN 1409	Taiwan	SNOOPY		Filed	Peanuts Worldwide LLC	3, 5, 10, 16, 18, 25, 28, 26	104046877	08/11/2015

109

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1159	Taiwan	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	3, 4, 6, 9, 14, 15, 16, 18, 20, 21, 24, 25, 26, 27, 28, 8, 22	103004224	01/22/2014	01703804	04/16/2015	04/15/2025
PEAN 904	Taiwan	SNOOPY (IN ENGLISH & CHINESE STYLIZED)		Registered	Peanuts Worldwide LLC	14	83040319	06/14/1994	701853	12/16/1995	12/15/2025
PEAN 870	Taiwan	SNOOPY DESIGN A		Registered	Peanuts Worldwide LLC	25	239068	09/24/1983	239068	03/16/1994	03/15/2024
PEAN 943	Taiwan	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	9, 11	95058868	11/23/2006	1298860	01/16/2008	01/15/2018
PEAN 928	Taiwan	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	9	92068530	11/26/2003	1119327	09/16/2004	09/15/2024
PEAN 931	Taiwan	SNOOPY DESIGN B WITH GRASS		Registered	Peanuts Worldwide LLC	20, 21, 24, 28, 29, 30, 32	93041708	09/08/2004	1180433	11/01/2005	10/31/2025
PEAN 914	Taiwan	SNOOPY DESIGN C		Registered	Peanuts Worldwide LLC	3	86062604	09/01/1998	828190	12/01/1998	11/30/2018
PEAN 880	Taiwan	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	18	83007435	03/16/1984	239150	03/16/1984	03/15/2024

110

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 877	Taiwan	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	9	82040666	08/18/1993	635202	03/01/1994	02/29/2024
PEAN 878	Taiwan	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	9	82040667	08/18/1993	648915	07/16/1994	07/15/2024
PEAN 893	Taiwan	SNOOPY DESIGN FRONT VIEW		Registered	Peanuts Worldwide LLC	18	83039667	06/09/1994	683404	07/01/1995	03/14/2024
PEAN 891	Taiwan	SNOOPY DESIGN FRONT VIEW		Registered	Peanuts Worldwide LLC	25	83039665	06/09/1994	681928	06/16/1995	03/14/2024
PEAN 892	Taiwan	SNOOPY DESIGN FRONT VIEW		Registered	Peanuts Worldwide LLC	25	83039666	06/09/1994	674320	03/16/1995	03/15/2025
PEAN 890	Taiwan	SNOOPY DESIGN FRONT VIEW		Registered	Peanuts Worldwide LLC	26	83039664	06/09/1994	674221	03/16/1995	03/15/2025
PEAN 896	Taiwan	SNOOPY DESIGN FRONT VIEW		Registered	Peanuts Worldwide LLC	14	83039670	06/14/1994	668446	01/16/1995	01/15/2025
PEAN 922	Taiwan	SNOOPY PLACE & DESIGN		Registered	Peanuts Worldwide LLC	42	8808405	03/02/1999	142731	05/01/2001	03/30/2019
PEAN 873	Taiwan	SNOOPY STYLIZED & DESIGN F		Registered	Peanuts Worldwide LLC	18	77033484	07/20/1988	429210	02/01/1989	03/14/2024

111

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 926	Taiwan	SNOOPY STYLIZED & DESIGN F		Registered	Peanuts Worldwide LLC	25	90026921	06/29/2001	1019777	10/16/2002	03/14/2024
PEAN 907	Taiwan	SNOOPY STYLIZED & FRONTVIEW DESIGN		Registered	Peanuts Worldwide LLC	10	83040509	06/15/1994	854780	06/16/1999	06/15/2019
PEAN 903	Taiwan	SNOOPY STYLIZED & FRONTVIEW		Registered	Peanuts Worldwide LLC	18	83040318	06/14/1994	683405	07/01/1995	03/14/2024
PEAN 874	Taiwan	SNOOPY STYLIZED IN ENGLISH AND CHINESE & DESIGN		Registered	Peanuts Worldwide LLC	25	77033487	07/20/1988	433126	03/15/1995	03/14/2024
PEAN 899	Taiwan	SNOOPY STYLIZED IN ENGLISH AND CHINESE & DESIGN		Registered	Peanuts Worldwide LLC	25	83040314	06/14/1994	682087	06/16/1995	03/14/2024
PEAN 900	Taiwan	SNOOPY STYLIZED IN ENGLISH AND CHINESE & DESIGN		Registered	Peanuts Worldwide LLC	25	83040315	06/14/1994	675848	04/01/1995	03/14/2025
PEAN 932	Taiwan	SNOOPYLAND		Registered	Peanuts Worldwide LLC	35	93041709	09/08/2004	1156908	06/01/2005	05/31/2025
PEAN 1046	Thailand	CHARLIE BROWN CAFE & DESIGN		Registered	Peanuts Worldwide LLC	43	804926	05/06/2011	Bor62050	06/02/2014	05/05/2021

112

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 843	Thailand	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	16	251504	09/08/1993	KOR22397	09/08/1993	09/07/2023
PEAN 844	Thailand	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	18	251505	09/08/1993	KOR24743	09/08/1993	09/07/2023
PEAN 845	Thailand	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	21	251506	09/08/1993	KOR30424	09/08/1993	09/07/2023
PEAN 846	Thailand	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	24	251507	09/08/1993	KOR77503	09/08/1993	09/07/2023
PEAN 847	Thailand	DAISY HILL PUPPIES & Design		Registered	Peanuts Worldwide LLC	25	251508	09/08/1993	KOR22396	09/08/1993	09/07/2023
PEAN 848	Thailand	DAISY HILL PUPPIES & DESIGN		Registered	Peanuts Worldwide LLC	28	251509	09/08/1993	KOR26565	09/08/1993	09/07/2023
PEAN 1371	Thailand	PEANUTS		Registered	Peanuts Worldwide LLC	9	970174	01/19/2015	Kor415363	01/19/2015	01/18/2025
PEAN 849	Thailand	SNOOPY		Registered	Peanuts Worldwide LLC	9	252610	09/27/1993	KOR22633	09/27/1993	09/26/2023

113

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 853	Thailand	SNOOPY		Registered	Peanuts Worldwide LLC	43	358363	04/20/1998	BOR8078	04/20/1998	04/19/2018
PEAN 1160	Thailand	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	3	924265	01/21/2014	Kor406984	01/21/2014	01/20/2024
PEAN 1161	Thailand	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	4	924266	01/21/2014	Kor386784	10/27/2014	01/20/2024
PEAN 1162	Thailand	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	6	924267	01/21/2014	Kor413291	03/30/2016	01/20/2024
PEAN 1163	Thailand	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	9	924268	01/21/2014	Kor414648	04/12/2016	01/20/2024
PEAN 1164	Thailand	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	14	924269	01/21/2014	Kor416249	01/21/2014	01/20/2024
PEAN 1165	Thailand	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	15	924270	01/21/2014	Kor390932	01/19/2015	01/20/2024

114

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 1166	Thailand	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	16	924271	01/21/2014	Kor416674	05/11/2016	01/20/2024
PEAN 1168	Thailand	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	20	924273	01/21/2014	Kor416675	01/21/2014	01/20/2024
PEAN 1169	Thailand	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	21	924274	01/21/2014	Kor416248	01/21/2014	01/20/2024
PEAN 1170	Thailand	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	24	924275	01/21/2014	Kor390933	01/19/2015	01/20/2024
PEAN 1173	Thailand	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	27	924278	01/21/2014	Kor393533	03/17/2015	01/20/2024
PEAN 1174	Thailand	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	28	924279	01/21/2014	Kor412832	03/25/2016	01/20/2024
PEAN 850	Thailand	SNOOPY DESIGN SMILING		Registered	Peanuts Worldwide LLC	9	252611	09/27/1993	KOR17671	09/27/1993	09/26/2023

115

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 851	Thailand	SNOOPY PLACE		Registered	Peanuts Worldwide LLC	41	261496	03/08/1994	BOR2448	03/08/1994	03/07/2024
PEAN 852	Thailand	SNOOPY STYLIZED & DESIGN C		Registered	Peanuts Worldwide LLC	21	262916	04/01/1994	KOR29560	04/01/1994	03/31/2024
PEAN 839	Thailand	SNOOPY STYLIZED & DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	9	441912	12/22/2000	KOR151524	12/22/2000	12/21/2020
PEAN 840	Thailand	SNOOPY STYLIZED & DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	18	441913	12/22/2000	KOR144876	12/22/2000	12/21/2020
PEAN 841	Thailand	SNOOPY STYLIZED & DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	25	441914	12/22/2000	KOR185360	12/22/2000	12/21/2020
PEAN 842	Thailand	SNOOPY STYLIZED & DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	28	441915	12/22/2000	KOR149074	12/22/2000	12/21/2020
PEAN 854	Thailand	SNOOPY STYLIZED & DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	3	437534	11/07/1980	KOR140636	11/07/1980	11/06/2020
PEAN 855	Thailand	SNOOPY STYLIZED & DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	14	437535	11/07/1980	KOR138973	11/07/1980	11/06/2020

116

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 856	Thailand	SNOOPY STYLIZED & DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	16	437536	11/07/1980	KOR138046	11/07/1980	11/06/2020
PEAN 857	Thailand	SNOOPY STYLIZED & DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	28	437537	11/07/1980	KOR148827	11/07/1980	11/06/2020
PEAN 858	Thailand	SNOOPY STYLIZED & DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	29	437538	11/07/1980	KOR135148	11/07/1980	11/06/2020
PEAN 859	Thailand	SNOOPY STYLIZED & DESIGN N WITH GRASS		Registered	Peanuts Worldwide LLC	30	437539	11/07/1980	KOR134639	11/07/1980	11/06/2020
PEAN 863	Tunisia	SNOOPY STYLIZED & DESIGN C		Registered	United Feature Syndicate, Inc. - recordastion in process	25	EE95.0632	04/28/1995	EE95.0632	04/28/1995	04/28/2020
PEAN 867	Turkey	PEANUTS		Registered	Peanuts Worldwide LLC	16, 21	93/010366	09/29/1993	148194	03/11/1994	09/30/2023
PEAN 1372	Turkey	PEANUTS		Registered	Peanuts Worldwide LLC	9	2015/03658	01/16/2015	2015 03658	10/12/2015	01/31/2025

117

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN	Turkey	PEANUTS (Stylized)		Registered	Peanuts Worldwide LLC	24 and 28	2014/59564	07/16/2014	2014/59564	07/16/2014	07/31/2024
PEAN 866	Turkey	SNOOPY		Registered	Peanuts Worldwide LLC	14, 16, 21, 25, 28	93/010365	09/29/1993	148922	04/15/1994	09/30/2023
PEAN 1142	Turkey	Snoopy & His Sister Belle Logo		Registered	Peanuts Worldwide LLC	3, 4, 6, 9, 14, 15, 16, 18, 20, 21, 24, 25, 26, 27, 28	2014/04394	01/17/2014	2014/04394	11/11/2014	01/31/2024

118

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 868	Turkey	SNOOPY STYLIZED & DESIGN B		Registered	Peanuts Worldwide LLC	9, 16, 18, 24, 25, 30, 35	2004/13915	05/13/2004	2004/13915	05/30/2007	05/31/2024
PEAN 864	Turkey	SNOPPY		Registered	Peanuts Worldwide LLC	18, 24, 25, 26, 28	93/009878	09/20/1993	145965	12/15/1993	09/30/2023
PEAN 861	Turkmenistan	SNOOPY		Registered	Peanuts Worldwide LLC	16	13037	04/19/1999	3495	04/19/1999	04/19/2019
PEAN 862	Turkmenistan	SNOOPY		Registered	Peanuts Worldwide LLC	25	13038	04/19/1999	3496	04/19/1999	04/19/2019
PEAN 1373	Ukraine	PEANUTS		Registered	Peanuts Worldwide LLC	9	212667	01/20/2015	212667	06/10/2016	01/20/2025

119

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 947	Ukraine	SNOOPY		Registered	Peanuts Worldwide LLC	16, 25, 30	94030818/T	03/01/1994	10528	08/31/1998	03/01/2024
PEAN	Ukraine	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	9, 16, 20, 21, 25, 28	2006-19115	12/04/2006	94343	07/25/2008	12/04/2026
PEAN 948	Ukraine	SNOOPY STYLIZED & DESIGN C		Registered	Peanuts Worldwide LLC	18, 24, 29, 32, 35	96061515/T	06/28/1996	19393	05/15/2001	06/28/2026
PEAN 1374	United Arab Emirates	PEANUTS		Filed	Peanuts Worldwide LLC	9	225343	01/15/2015			01/15/2025
PEAN 089	United Arab Emirates	SNOOPY		Registered	Peanuts Worldwide LLC	16	81182	05/28/2006	82584	07/05/2007	05/28/2026
PEAN 090	United Arab Emirates	SNOOPY		Registered	Peanuts Worldwide LLC	21	81183	05/28/2006	147967	07/03/2011	05/28/2026

120

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 091	United Arab Emirates	SNOOPY		Registered	Peanuts Worldwide LLC	28	81184	05/28/2006	82585	07/05/2007	05/28/2026
PEAN 084	United Arab Emirates	SNOOPY STYLIZED & GRASS DESIGN		Registered	Peanuts Worldwide LLC	10	64841	10/31/2004	55713	10/18/2005	10/31/2024
Peanuts Worldwide LLC	Peanuts Worldwide LLC	Peanuts Worldwide LLC	Peanuts Worldwide LLC	Peanuts Worldwide LLC	Peanuts Worldwide LLC	25	64842	10/31/2004	53141	05/24/2005	10/31/2024
PEAN 516	United Kingdom	CHARLIE BROWN DESIGN (SERIES)		Registered	Peanuts Worldwide LLC	16	1151554	03/31/1981	1151554	03/31/1981	03/31/2022
PEAN 519	United Kingdom	CHARLIE BROWN DESIGN LEANING ON HAND		Registered	Peanuts Worldwide LLC	32	1152037	04/07/1981	1152037	04/07/1981	04/07/2022
PEAN 523	United Kingdom	LUCY DESIGN		Registered	Peanuts Worldwide LLC	28	1303247	03/09/1987	1303247	03/09/1987	03/09/2018
PEAN 515	United Kingdom	LUCY DESIGN (SERIES)		Registered	Peanuts Worldwide LLC	16	1151545	03/31/1981	1151545	03/31/1981	03/31/2022
PEAN 532	United Kingdom	PEANUTS		Registered	Peanuts Worldwide LLC	28	989579	03/27/1972	989579	03/27/1972	03/27/2027
PEAN 513	United Kingdom	PEANUTS		Registered	Peanuts Worldwide LLC	16	1151480	03/30/1981	1151480	03/30/1981	03/30/2022

121

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 520	United Kingdom	SNOOPY		Registered	Peanuts Worldwide LLC	14, 16, 21, 25, 28	1284223	10/06/1986	1284223	10/06/1986	10/06/2017
PEAN 521	United Kingdom	SNOOPY DESIGN SERIES		Registered	Peanuts Worldwide LLC	3	1303244	03/09/1987	1303244	03/09/1987	03/09/2018
PEAN 522	United Kingdom	SNOOPY OUTFITS DESIGN (SERIES)		Registered	Peanuts Worldwide LLC	28	1303246	03/09/1987	1303246	03/09/1987	03/09/2018
PEAN 514	United Kingdom	SNOOPY SPORTS DESIGN SERIES		Registered	Peanuts Worldwide LLC	16	1151529	03/31/1981	1151529	03/31/1981	03/31/2022
PEAN 531	United Kingdom	SNOOPY STYLIZED & SNOOPY DESIGN DANCING		Registered	Peanuts Worldwide LLC	25	989577	03/27/1972	989577	03/27/1972	03/27/2027
PEAN 518	United Kingdom	WOODSTOCK DESIGN (SERIES)		Registered	Peanuts Worldwide LLC	16	1151564	03/31/1981	1151564	03/31/1981	03/31/2022
PEAN 524	United Kingdom	WOODSTOCK FLIGHT DESIGN SERIES		Registered	Peanuts Worldwide LLC	25	1303248	03/09/1987	1303248	03/09/1987	03/09/2018
PEAN 525	United Kingdom	WOODSTOCK FLIGHT DESIGN SERIES		Registered	Peanuts Worldwide LLC	28	1303249	03/09/1987	1303249	03/09/1987	03/09/2018
PEAN 949	Uruguay	PEANUTS SNOOPY STYLIZED & DESIGN		Registered	Peanuts Worldwide LLC	18, 24, 25	176717	09/01/1982	344524	09/01/1982	09/01/2022

122

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 950	Uruguay	SNOOPY		Registered	Peanuts Worldwide LLC	25	206860	07/26/1985	296574	09/01/1987	09/01/2017
PEAN 958	Venezuela	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	16	1340-80	09/08/1983	F103235	09/08/1983	09/08/2018
PEAN 957	Venezuela	LUCY		Registered	Peanuts Worldwide LLC	16	1339-80	09/08/1983	F103234	09/08/1983	09/08/2018
PEAN 970	Venezuela	PEANUTS		Registered	Peanuts Worldwide LLC	28	3654-80	09/23/1988	136310F	09/23/1988	09/23/2028
PEAN 965	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	26	1980-003648	01/01/1980	F117080	04/18/1986	04/18/2026
PEAN 954	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	16	1334-80	03/12/1980	F105476	11/24/1983	11/24/2018
PEAN 955	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	16	1335-80	03/12/1980	F105475	11/24/1983	11/24/2018
PEAN 959	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	16	1344-80	03/12/1980	F105265	11/21/1983	11/21/2018
PEAN 971	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	3	3655-80	09/23/1988	136311F	09/23/1988	09/23/2028
PEAN 973	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	3	3657-80	09/23/1988	136313F	09/23/1988	09/23/2028

123

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 972	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	9	3656-80	09/23/1988	136312	09/23/1988	09/23/2028
PEAN 974	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	14	3658-80	09/23/1988	136314F	09/23/1988	09/23/2028
PEAN 975	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	14	3659-80	09/23/1988	136315	09/23/1988	09/23/2028
PEAN 967	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	18	3649-80	09/23/1988	136307F	09/23/1988	09/23/2028
PEAN 976	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	21	3660-80	09/23/1988	136316F	09/23/1988	09/23/2028
PEAN 464	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	21	3647-80	09/23/1988	136306F	09/23/1988	09/23/2028
PEAN 968	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	24	3650-80	09/23/1988	136308F	09/23/1988	09/23/2028
PEAN 1278	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	28	1331-80	09/23/1988	136305F	09/23/1988	09/23/2018
PEAN 969	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	30	3651-80	09/23/1988	136309F	09/23/1988	09/23/2028
PEAN 977	Venezuela	SNOOPY		Registered	Peanuts Worldwide LLC	18	3662-80	03/04/1991	142024F	03/04/1991	03/04/2031
PEAN 960	Venezuela	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	9	26949/06	11/16/2006	285.716-P	06/23/2008	06/23/2018

124

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 961	Venezuela	SNOOPY DESIGN B		Registered	Peanuts Worldwide LLC	28	26950/06	11/16/2007	285.717-P	06/23/2008	06/23/2018
PEAN 963	Venezuela	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	16	3595	03/10/1989	152939F	02/16/1994	02/16/2029
PEAN 962	Venezuela	SNOOPY DESIGN F		Registered	Peanuts Worldwide LLC	25	3593	03/10/1989	152937F	02/16/1994	02/16/2029
PEAN 978	Venezuela	WOODSTOCK		Registered	Peanuts Worldwide LLC	16	5363/82	07/02/1982	117976	04/22/1986	04/22/2026
PEAN 956	Venezuela	WOODSTOCK		Registered	Peanuts Worldwide LLC	28	1338-80	09/16/1983	F103695	09/16/1983	09/16/2018
PEAN 980	Vietnam	CHARLIE BROWN		Registered	Peanuts Worldwide LLC	14, 16, 18, 25, 28	8770	08/19/1992	8388	08/19/1992	08/19/2022
PEAN 983	Vietnam	CHARLIE BROWN DESIGN ARMS OUT		Registered	Peanuts Worldwide LLC	14, 16, 18, 25, 28	8774	08/24/1992	8392	08/24/1992	08/24/2022
PEAN 1346	Vietnam	PEANUTS		Filed	Peanuts Worldwide LLC	8, 9, 21, 25	4-2014-30422	12/08/2014
PEAN 981	Vietnam	SNOOPY		Registered	Peanuts Worldwide LLC	14, 16, 18, 25, 28	8772	08/19/1992	8390	08/19/1992	08/19/2022

125

SELLERS DISCLOSURE LETTER - SECTION 4.13(a)

WHE Ref.	Country	Mark	Design	Status	Owner of Record	Class(es)	App. No.	App. Date	Reg. No.	Reg. Date	Renewal
PEAN 982	Vietnam	SNOOPY DESIGN SMILING		Registered	Peanuts Worldwide LLC	14, 16, 18, 25, 28	8775	08/24/1992	8393	08/24/1992	08/24/2022

126

ATTACHMENT II

Section 4.13(b)

Intellectual Property: Copyrights

UNITED FEATURE SYNDICATE, INC.

The following issues of the comic PEANUTS were registered for copyright in the name of UNITED FEATURE SYNDICATE, INC. No record of renewal registration for these copyrights.

Issue No.	Publication Date	Registration No.

4, 2-4/60	December 31, 1959	B: 828894
5, 5-7/60	March 31, 1960	B: 846925
6, 8-10/60	June 30, 1960	B: 870715

7, 11/60-1/61	September 22, 1960	B: 893863
8, 2-4/61	December 15, 1960	B: 914073
9, 3-7/61	February 23, 1961	B: 921402
10, 8-10/61	May 30, 1961	B: 937150
11, 11/61 - 1/62	August 24, 1961	B: 940369
12, 2-4/62	November 30, 1961	B: 948591
13, 5-7/62	March 1, 1961	B: 969751

1

UNITED FEATURE SYNDICATE

The following issues of UNITED FEATURES COMICS were registered for copyright in the name of United Feature Syndicate, Inc., as follows. Except as otherwise noted, no record of renewal registration for these copyrights is found. The renewals cited were made in the name of United Feature Syndicate, Inc., claiming as proprietor of copyright in a composite work.

Publication Date	Registration Number	Renewal Date	Renewal Number

September 29, 1950	B: 265846	December 29, 1977	R: 682088
October 6, 1950	B: 273295	December 29, 1977	R: 682090
October 13, 1950	B: 273296	December 29, 1977	R: 682092
October 20, 1950	B: 273297	December 29, 1977	R: 682094
October 27, 1950	B: 273298	December 29, 1977	R: 682096
November 3, 1950	B: 277225	December 29, 1977	R: 682098
November 10, 1950	B: 277226	December 29, 1977	R: 682100
November 17, 1950	B: 277227	December 29, 1977	R: 682102
November 24, 1950	B: 277228	December 29, 1977	R: 682104
December 1, 1950	B: 286470	December 29, 1977	R: 682106
December 8, 1950	B: 286471	December 29, 1977	R: 682108

United Feature Comics

2

UNITED FEATURE SYNDICATE

December 15, 1950	B: 286472	December 29,1977	R: 682110
December 22, 1950	B: 286473	December 29, 1977	R: 682112
December 29, 1950	B: 286474	December 29, 1977	R: 682114

Jan. 21, 1951	B: 289277	May 21, 1979	RE: 023-032
Jan. 05, 1951	B: 289276	May 21, 1979	RE: 023-033
Jan. 19, 1951	B: 289278	May 21, 1979	RE: 023-034
Jan. 26, 1951	B: 289279	May 21, 1979	RE: 023-035
Feb. 02, 1951	B: 293479	May 21, 1979	RE: 023-036
Feb. 09, 1951	B: 293480	May 21, 1979	RE: 023-037
Feb. 16, 1951	B: 294481	May 21, 1979	RE: 023-038
Feb. 23, 1951	B: 293482	May 21, 1979	RE: 023-039
Mar. 02, 1951	B: 300191	May 21, 1979	RE: 023-040
Mar. 09, 1951	B: 300192	May 21, 1979	RE: 023-041
Mar. 16, 1951	B: 300193	May 21, 1979	RE: 023-042
Mar. 23, 1951	B: 300194	May 21, 1979	RE: 023-043
Mar. 30, 1951	B: 300195	May 21, 1979	RE: 023-044
Apr. 06, 1951	B: 302116	May 21, 1979	RE: 023-045
Apr. 13, 1951	B: 302117	May 21, 1979	RE: 023-046
Apr. 20, 1951	B: 302118	May 21, 1979	RE: 023-047
Apr. 27, 1951	B: 302119	May 21, 1979	RE: 023-048
May 04, 1951	B: 309441	May 21, 1979	RE: 023-049
May 11, 1951	B: 309442	May 21, 1979	RE: 023-050
May 18, 1951	B: 309443	May 21, 1979	RE: 023-051
May 25, 1951	B: 309444	May 21, 1979	RE: 023-052
June 01, 1951	B: 310618	May 21, 1979	RE: 023-053
June 08, 1951	B: 310619	May 21, 1979	RE: 023-054

June 15, 1951	B: 310620	May 21, 1979	RE: 023-055
June 22, 1951	B: 310621	May 21, 1979	RE: 023-056
June 29, 1951	B: 310622	May 21, 1979	RE: 023-057
July 06, 1951	B: 315631	May 21, 1979	RE: 023-058
July 13, 1951	B: 317256	May 21, 1979	RE: 023-061
July 20, 1951	B: 315631	May 21, 1979	RE: 023-059
July 27, 1951	B: 315632	May 21, 1979	RE: 023-060
Aug. 03, 1951	B: 320936	May 21, 1979	RE: 023-062
Aug. 10, 1951	B: 320937	May 21, 1979	RE: 023-063
Aug. 17, 1951	B: 320938	May 21, 1979	RE: 023-064
Aug. 24, 1951	B: 320939	May 21, 1979	RE: 023-065
Aug. 31, 1951	B: 320940	May 21, 1979	RE: 023-066
Sep. 07, 1951	B: 326485	May 21, 1979	RE: 023-067
Sep. 14, 1951	B: 326486	May 21, 1979	RE: 023-068
Sep. 21, 1951	B: 326487	May 21, 1979	RE: 023-069
Sep. 28, 1951	B: 326488	May 21, 1979	RE: 023-070
Oct. 05, 1951	B: 328087	May 21, 1979	RE: 023-071
Oct. 12, 1951	B: 328088	May 21, 1979	RE: 023-072
Oct. 19, 1951	B: 328089	May 21, 1979	RE: 023-073
Oct. 26, 1951	B: 328090	May 21, 1979	RE: 023-074

United Feature Comics

3

UNITED FEATURE SYNDICATE

Nov. 02, 1951	B: 333108	May 21, 1979	RE: 023-075
Nov. 09, 1951	B: 333109	May 21, 1979	RE: 023-076
Nov. 16, 1951	B: 333110	May 21, 1979	RE: 023-077
Nov. 23, 1951	B: 333111	May 21, 1979	RE: 023-078
Nov. 30, 1951	B: 333112	May 21, 1979	RE: 023-079
Dec. 07, 1951	B: 338443	May 21, 1979	RE: 023-080
Dec. 14, 1951	B: 338444	May 21, 1979	RE: 023-081
Dec. 21, 1951	B: 338445	May 21, 1979	RE: 023-082
Dec. 28, 1951	B: 338446	May 21, 1979	RE: 023-083
Jan. 04, 1952	B: 340457	Dec 24, 1980	RE: 075-476
Jan. 11, 1952	B: 340458	Dec 24, 1980	RE: 075-477
Jan. 18, 1952	B: 340459	Dec 24, 1980	RE: 075-478
Jan. 25, 1952	B: 340460	Dec 24, 1980	RE: 075-479
Feb. 01, 1952	B: 348786	Dec 24, 1980	RE: 075-480
Feb. 08, 1952	B: 348787	Dec 24, 1980	RE: 075-481
Feb. 15, 1952	B: 348788	Dec 24, 1980	RE: 075-482
Feb. 22, 1952	B: 348789	Dec 24, 1980	RE: 075-483
Feb. 29, 1952	B: 348790	Dec 24, 1980	RE: 075-484
Mar. 07, 1952	B: 349790	Dec 24, 1980	RE: 075-485
Mar. 14, 1952	B: 349791	Dec 24, 1980	RE: 075-486
Mar. 21, 1952	B: 349792	Dec 24, 1980	RE: 075-487
Mar. 28, 1952	B: 349793	Dec 24, 1980	RE: 075-488
Apr. 04, 1952	B: 356624	Dec 24, 1980	RE: 075-489
Apr. 11, 1952	B: 356625	Dec 24, 1980	RE: 075-490
Apr. 18, 1952	B: 356626	Dec 24, 1980	RE: 075-491
Apr. 25, 1952	B: 356627	Dec 24, 1980	RE: 075-492
May 02, 1952	B: 359016	Dec 24, 1980	RE: 075-493
May 09, 1952	B: 359017	Dec 24, 1980	RE: 075-494
May 16, 1952	B: 359018	Dec 24, 1980	RE: 075-495
May 23, 1952	B: 359019	Dec 24, 1980	RE: 075-496
May 30, 1952	B: 359020	Dec 24, 1980	RE: 075-497
June 06, 1952	B: 365282	Dec 24, 1980	RE: 075-498

June 13, 1952	B: 365283	Dec 24, 1980	RE: 075-499
June 20, 1952	B: 365284	Dec 24, 1980	RE: 075-500
June 27, 1952	B: 365285	Dec 24, 1980	RE: 075-501
July 04, 1952	B: 370924	Dec 24, 1980	RE: 075-502
July 11, 1952	B: 370925	Dec 24, 1980	RE: 075-503
July 18, 1952	B: 370926	Dec 24, 1980	RE: 075-504
July 25, 1952	B: 370927	Dec 24, 1980	RE: 075-505
Aug. 01, 1952	B: 376146	Dec 24, 1980	RE: 075-506
Aug. 08, 1952	B: 376147	Dec 24, 1980	RE: 075-507
Aug. 15, 1952	B: 376148	Dec 24, 1980	RE: 075-508
Aug. 22, 1952	B: 376149	Dec 24, 1980	RE: 075-509
Aug. 29, 1952	B: 376150	Dec 24, 1980	RE: 075-510
Sep. 05, 1952	B: 380322	Dec 24, 1980	RE: 075-511
Sep. 12, 1952	B: 380323	Dec 24, 1980	RE: 075-512
Sep. 19, 1952	B: 380324	Dec 24, 1980	RE: 075-513
Sep. 26, 1952	B: 380325	Dec 24, 1980	RE: 075-514

United Feature Comics

4

UNITED FEATURE SYNDICATE

Oct. 03, 1952	B: 383400	Dec 24, 1980	RE: 075-515
Oct. 10, 1952	B: 383401	Dec 24, 1980	RE: 075-516
Oct. 17, 1952	B: 383402	Dec 24, 1980	RE: 075-517
Oct. 24, 1952	B: 383403	Dec 24, 1980	RE: 075-518
Oct. 31, 1952	B: 383404	Dec 24, 1980	RE: 075-519
Nov. 07, 1952	B: 393866	Dec 24, 1980	RE: 075-520
Nov. 14, 1952	B: 393867	Dec 24, 1980	RE: 075-521
Nov. 21, 1952	B: 393868	Dec 24, 1980	RE: 075-522
Nov. 28, 1952	B: 393689	Dec 24, 1980	RE: 075-523
Dec. 05, 1952	B: 395908	Dec 24, 1980	RE: 075-524
Dec. 12, 1952	B: 395909	Dec 24, 1980	RE: 075-525
Dec. 19, 1952	B: 395910	Dec 24, 1980	RE: 075-526
Dec. 26, 1952	B: 395911	Dec 24, 1980	RE: 075-527
Jan. 02, 1953	B: 399417	Dec 24, 1980	RE: 075-528
(in notice: 1952)
Jan. 09, 1953	B: 399418	Dec 24, 1980	RE: 075-529
(in notice: 1952)
Jan. 16, 1953	B: 399419	Dec 24, 1980	RE: 075-530
(in notice: 1952)
Jan. 23, 1953	B: 399420	Dec 24, 1980	RE: 075-531
(in notice: 1952)
Jan. 30, 1953	B: 399421	Dec 24, 1980	RE: 075-532
(in notice: 1952)
Feb. 06, 1953	B: 403809	Dec 22, 1981	RE: 110-516
Feb. 13, 1953	B: 403810	Dec 22, 1981	RE: 110-517
Feb. 21, 1953	B: 403811	Dec 22, 1981	RE: 110-518
Feb. 28, 1953	B: 403812	Dec 22, 1981	RE: 110-519
Mar. 06, 1953	B: 422183	Dec 22, 1981	RE: 110-529
Mar. 13, 1953	B: 422184	Dec 22, 1981	RE: 110-530
Mar. 20, 1953	B: 422485	Dec 22, 1981	RE: 110-531
Mar. 27, 1953	B: 422486	Dec 22, 1981	RE: 110-532
Apr. 03, 1953	B: 413865	Dec 22, 1981	RE: 110-523
Apr. 10, 1953	B: 403864	Dec 22, 1981	RE: 110-522
Apr. 17, 1953	B: 403863	Dec 22, 1981	RE: 110-521
Apr. 24, 1953	B: 403862	Dec 22, 1981	RE: 110-520
May 01, 1953	B: 420364	Dec 22, 1981	RE: 110-524
May 08, 1953	B: 420365	Dec 22, 1981	RE: 110-525
May 15, 1953	B: 420266	Dec 22, 1981	RE: 110-526
May 22, 1953	B: 420267	Dec 22, 1981	RE: 110-527
May 29, 1953	B: 420268	Dec 22, 1981	RE: 110-528
June 05, 1953	B: 424210	Dec 22, 1981	RE: 110-533
June 12, 1953	B: 424211	Dec 22, 1981	RE: 110-534
June 19, 1953	B: 429149	Dec 22, 1981	RE: 110-541
June 26, 1953	B: 424212	Dec 22, 1981	RE: 110-535
July 03, 1953	B: 427577	Dec 22, 1981	RE: 110-536
July 10, 1053	B: 427578	Dec 22, 1981	RE: 110-537
July 17, 1953	B: 427579	Dec 22, 1981	RE: 110-538
July 24, 1953	B: 427580	Dec 22, 1981	RE: 110-539
July 31, 1953	B: 427581	Dec 22, 1981	RE: 110-540

United Feature Comics

5

UNITED FEATURE SYNDICATE

Aug. 07, 1953	B: 435465	Dec 22, 1981	RE: 110-542
Aug. 14, 1953	B: 435466	Dec 22, 1981	RE: 110-543
Aug. 21, 1953	B: 435467	Dec 22, 1981	RE: 110-544
Aug. 28, 1953	B: 435468	Dec 22, 1981	RE: 110-545
Sep. 04, 1953	B: 438577	Dec 22, 1981	RE: 110-546
Sep. 11, 1953	B: 438578	Dec 22, 1981	RE: 110-547
Sep. 18, 1953	B: 438579	Dec 22, 1981	RE: 110-548
Sep. 25, 1953	B: 438580	Dec 22, 1981	RE: 110-549
Oct. 02, 1953	B: 444870	Dec 22, 1981	RE: 110-550
Oct. 09, 1953	B: 444871	Dec 22, 1981	RE: 110-551
Oct. 16, 1953	B: 444872	Dec 22, 1981	RE: 110-552
Oct. 23, 1953	B: 444873	Dec 22, 1981	RE: 110-553
Oct. 30, 1953	B: 444874	Dec 22, 1981	RE: 110-554
Nov. 06, 1953	B: 448468	Dec 22, 1981	RE: 110-555
Nov. 13, 1953	B: 448469	Dec 22, 1981	RE: 110-556
Nov. 20, 1953	B: 448470	Dec 22, 1981	RE: 110-557
Nov. 27, 1953	B: 448471	Dec 22, 1981	RE: 110-558
Dec. 04, 1953	B: 455877	Dec 22, 1981	RE: 110-559
Dec. 11, 1953	B: 455878	Dec 22, 1981	RE: 110-560
Dec. 18, 1953	B: 455879	Dec 22, 1981	RE: 110-561
Dec. 25, 1953	B: 455880	Dec 22, 1981	RE: 110-562
Jan. 01, 1954	B: 457940	Jun 04, 1982	RE: 129-669
Jan. 08, 1954	B: 457941	Jun 04, 1982	RE: 129-670
Jan. 15, 1954	B: 457942	Jun 04, 1982	RE: 129-671
Jan. 22, 1954	B: 457943	Jun 04, 1982	RE: 129-672
Jan. 29, 1954	B: 457944	Jun 04, 1982	RE: 129-673
Feb. 05, 1954	B: 462737	Jun 04, 1982	RE: 129-674
Feb. 12, 1954	B: 462738	Jun 04, 1982	RE: 129-675
Feb. 19, 1954	B: 462739	Jun 04, 1982	RE: 129-676
Feb. 26, 1954	B: 462740	Jun 04, 1982	RE: 129-677
Mar. 05, 1954	B: 466385	Jun 04, 1982	RE: 129-678
Mar. 12, 1954	B: 466386	Jun 04, 1982	RE: 129-679
Mar. 19, 1954	B: 466387	Jun 04, 1982	RE: 129-680
Mar. 26, 1954	B: 466388	Jun 04, 1982	RE: 129-681
Apr. 02, 1954	B: 472708	Jun 04, 1982	RE: 129-682
Apr. 09, 1954	B: 472709	Jun 04, 1982	RE: 129-683
Apr. 16, 1954	B: 472710	Jun 04, 1982	RE: 129-684
Apr. 23, 1954	B: 472711	Jun 04, 1982	RE: 129-685
Apr. 30, 1954	B: 472712	Jun 04, 1982	RE: 129-686
May 07, 1954	B: 477439	Jun 04, 1982	RE: 129-687
May 14, 1954	B: 477440	Jun 04, 1982	RE: 129-688
May 21, 1954	B: 477441	Jun 04, 1982	RE: 129-689
May 28, 1954	B: 477442	Jun 04, 1982	RE: 129-690
June 04, 1954	B: 483696	Jun 04, 1982	RE: 129-691
June 11, 1954	B: 483697	Jun 04, 1982	RE: 129-692
June 18, 1954	B: 483698	Jun 04, 1982	RE: 129-693
June 25, 1954	B: 483699	Jun 04, 1982	RE: 129-694
July 02, 1954	B: 488612	Jun 04, 1982	RE: 129-695
July 09, 1954	B: 488613	Jun 04, 1982	RE: 129-696

United Feature Comics

6

UNITED FEATURE SYNDICATE

July 16, 1954	B: 488614	Jun 04, 1982	RE: 129-697
July 23, 1954	B: 488615	Jun 04, 1982	RE: 129-698
July 30, 1954	B: 488616	Jun 04, 1982	RE: 129-699
Aug. 06, 1954	B: 494215	Jun 04, 1982	RE: 129-700
Aug. 13, 1954	B: 494214	Jun 04, 1982	RE: 129-701
Aug. 20, 1954	B: 494212	Jun 04, 1982	RE: 129-702
Aug. 27, 1954	B: 494213	Jun 04, 1982	RE: 129-703
Sep. 03, 1954	B: 501043	Jun 04, 1982	RE: 129-704
Sep. 10, 1954	B: 501044	Jun 04, 1982	RE: 129-705
Sep. 17, 1954	B: 501045	Jun 04, 1982	RE: 129-706
Sep. 24, 1954	B: 501046	Jun 04, 1982	RE: 129-707
Oct. 01, 1954	B: 505137	Jun 04, 1982	RE: 129-708
Oct. 08, 1954	B: 505138	Jun 04, 1982	RE: 129-709
Oct. 15, 1954	B: 505139	Jun 04, 1982	RE: 129-710
Oct. 22, 1954	B: 505140	Jun 04, 1982	RE: 129-711
Oct. 29, 1954	B: 505141	Jun 04, 1982	RE: 129-712
Nov. 05, 1954	B: 510564	Jun 04, 1982	RE: 134-562
Nov. 12, 1954	B: 510565	Jun 04, 1982	RE: 129-713
Nov. 19, 1954	B: 510566	Jun 04, 1982	RE: 129-714
Nov. 26, 1954	B: 510567	Jun 04, 1982	RE: 129-715
Dec. 03, 1954	B: 514131	Jun 04, 1982	RE: 129-716
Dec. 10, 1954	B: 514130	Jun 04, 1982	RE: 129-717
Dec. 17, 1954	B: 514129	Jun 04, 1982	RE: 129-718
Dec. 24, 1954	B: 514128	Jun 04, 1982	RE: 129-719
Dec. 31, 1954	B: 514127	Jun 04, 1982	RE: 129-720
Jan. 07, 1955	B: 521136	Dec 30, 1983	RE: 187-678
Jan. 14, 1955	B: 521135	Dec 30, 1983	RE: 187-677
Jan. 21, 1955	B: 521134	Dec 30, 1983	RE: 187-676
Jan. 28, 1955	B: 521133	Dec 30, 1983	RE: 187-675
Feb. 04, 1955	B: 524101	Dec 30, 1983	RE: 187-679
Feb. 11, 1955	B: 524102	Dec 30, 1983	RE: 187-680
Feb. 18, 1955	B: 524103	Dec 30, 1983	RE: 187-681
Feb. 25, 1955	B: 528203	Dec 30, 1983	RE: 187-682
Mar. 04, 1955	B: 528820	Dec 30, 1983	RE: 187-683
Mar. 11, 1955	B: 528821	Dec 30, 1983	RE: 187-684
Mar. 18, 1955	B: 571953	Dec 30, 1983	RE: 187-673
Mar. 25, 1955	B: 582429	Dec 30, 1983	RE: 187-674
Apr. 01. 1955	B: 534003	Dec 30, 1983	RE: 187-685
Apr. 08, 1955	B: 534004	Dec 30, 1983	RE: 187-686
Apr. 15, 1955	B: 534005	Dec 30, 1983	RE: 187-687
Apr. 22, 1955	B: 534006	Dec 30, 1983	RE: 187-688
Apr. 29, 1955	B: 534007	Dec 30, 1983	RE: 187-689
May 06, 1955	B: 540265	Dec 30, 1983	RE: 187-693
May 13, 1955	B: 540264	Dec 30, 1983	RE: 187-692
May 20, 1955	B: 540263	Dec 30, 1983	RE: 187-691
May 27, 1955	B: 540262	Dec 30, 1983	RE: 187-690
June 03, 1955	B: 542666	Dec 30, 1983	RE: 187-696
June 10, 1955	B: 542667	Dec 30, 1983	RE: 187-697
June 17, 1955	B: 542665	Dec 30, 1983	RE: 187-695

United Feature Comics

7

June 24, 1955	B: 542664	Dec 30, 1983	RE: 187-694
July 01, 1955	B: 547992	Dec 30, 1983	RE: 187-698
July 08, 1955	B: 547993	Dec 30, 1983	RE: 187-699
July 15, 1955	B: 547994	Dec 30, 1983	RE: 187-700
July 22, 1955	B: 547995	Dec 30, 1983	RE: 187-701
July 29, 1955	B: 547996	Dec 30, 1983	RE: 187-702
Aug. 05, 1955	B: 554345	Dec 30, 1983	RE: 187-703
Aug. 12, 1955	B: 554346	Dec 30, 1983	RE: 187-704
Aug. 19, 1955	B: 554347	Dec 30, 1983	RE: 187-653
Aug. 26, 1955	B: 554348	Dec 30, 1983	RE: 187-654
Sep. 02, 1955	B: 560365	Dec 30, 1983	RE: 187-659
Sep, 09, 1955	B; 560366	Dec 30, 1983	RE: 187-660
Sep. 16, 1955	B: 560367	Dec 30, 1983	RE: 187-661
Sep. 23, 1955	B: 560368	Dec 30, 1983	RE: 187-662
Sep. 30, 1955	B: 560369	Dec 30, 1983	RE: 187-663
Oct. 07, 1955	B: 559811	Dec 30, 1983	RE: 187-655
Oct. 14, 1955	B: 559812	Dec 30, 1983	RE: 187-656
Oct. 21, 1955	B: 559813	Dec 30, 1983	RE: 187-657
Oct. 28, 1955	B: 559814	Dec 30, 1983	RE: 187-658
Nov. 04, 1955	B: 565534	Dec 30, 1983	RE: 187-664
Nov. 11, 1955	B: 565535	Dec 30, 1983	RE: 187-665
Nov. 18, 1955	B: 570898	Dec 30, 1983	RE: 187-672
Nov. 25, 1955	B: 565536	Dec 30, 1983	RE: 187-666
Dec. 02, 1955	B: 569813	Dec 30, 1983	RE: 187-671
Dec. 09, 1955	B: 569809	Dec 30, 1983	RE: 187-667
Dec. 16, 1955	B: 569810	Dec 30, 1983	RE: 187-668
Dec. 23, 1955	B: 569811	Dec 30, 1983	RE: 187-669
Dec. 30, 1955	B: 569812	Dec 30, 1983	RE: 187-670
Jan. 06, 1956	B: 576544	Nov 23, 1984	RE: 240-866
Jan. 13, 1956	B: 576545	Nov 23, 1984	RE: 240-865
Jan. 20, 1956	B: 576546	Nov 23, 1984	RE: 240-864
Jan. 27, 1956	B: 576547	Nov 23, 1984	RE: 240-863
Feb. 03, 1956	B: 583454	Nov 23, 1984	RE: 240-862
Feb. 10, 1956	B: 583456	Nov 23, 1984	RE: 240-860
Feb. 17, 1956	B: 583457	Nov 23, 1984	RE: 240-859
Feb. 24, 1956	B: 583455	Nov 23, 1984	RE: 240-861
Mar. 02, 1956	B: 591037	Nov 23, 1984	RE: 240-854
Mar. 09, 1956	B: 591038	Nov 23, 1984	RE: 240-853
Mar. 16, 1956	B: 591039	Nov 23, 1984	RE: 240-852
Mar. 23, 1956	B: 591040	Nov 23, 1984	RE: 240-851
Mar. 30, 1956	B: 591041	Nov 23, 1984	RE: 240-850
Apr. 06, 1956	B: 591034	Nov 23, 1984	RE: 240-857
Apr. 13, 1956	B: 591035	Nov 23, 1984	RE: 240-856
Apr. 20, 1956	B: 590036	Nov 23, 1984	RE: 240-855
Apr. 27, 1956	B: 590033	Nov 23, 1984	RE: 240-858
May 04, 1956	B: 594431	Nov 23, 1984	RE: 240-849
May 11, 1956	B: 594432	Nov 23, 1984	RE: 240-848
May 18, 1956	B: 594433	Nov 23, 1984	RE: 240-847
May 25, 1956	B: 594434	Nov 23, 1984	RE: 240-846
June 01, 1956	B: 605763	Nov 23, 1984	RE: 240-845

June 08, 1956	B: 605764	Nov 23, 1984	RE: 240-844
June 15, 1956	B: 605765	Nov 23, 1984	RE: 240-843
June 22, 1956	B: 605766	Nov 23, 1984	RE: 240-842

8

UNITED FEATURE SYNDICATE

June 29, 1956	B: 605767	Nov 23, 1984	RE: 240-841
July 06, 1956	B: 606510	Nov 23, 1984	RE: 240-840
July 13, 1956	B: 606511	Nov 23, 1984	RE: 240-839
July 20, 1956	B: 606512	Nov 23, 1984	RE: 240-838
July 27, 1956	B: 606513	Nov 23, 1984	RE: 240-837
Aug.. 3, 1956	B: 611805	Nov 23, 1984	RE: 240-836
Aug. 10, 1956	B: 611806	Nov 23, 1984	RE: 240-835
Aug. 17, 1956	B: 611807	Nov 23, 1984	RE: 240-834
Aug. 24, 1956	B: 611808	Nov 23, 1984	RE: 240-833
Aug. 31, 1956	B: 611809	Nov 23, 1984	RE: 240-832
Sep. 07, 1956	B: 637615	Nov 23, 1984	RE: 240-816
Sep. 14, 1956	B: 637614	Nov 23, 1984	RE: 240-815
Sep. 21, 1956	B: 637613	Nov 23, 1984	RE: 240-817
Sep. 28, 1956	B: 637612	Nov 23, 1984	RE: 240-818
Oct. 05, 1956	B: 621990	Nov 23, 1984	RE: 240-831
Oct. 12, 1956	B: 621991	Nov 23, 1984	RE: 240-830
Oct. 19, 1956	B: 621992	Nov 23, 1984	RE: 240-829
Oct. 26, 1965	B: 621993	Nov 23, 1984	RE: 240-828
Nov. 02, 1956	B: 625725	Nov 23, 1984	RE: 240-823
Nov. 09, 1956	B: 625724	Nov 23, 1984	RE: 240-824
Nov. 16, 1956	B: 625723	Nov 23, 1984	RE: 240-825
Nov. 23, 1956	B: 625722	Nov 23, 1984	RE: 240-826
Nov. 30, 1956	B: 625721	Nov 23, 1984	RE: 240-827
Dec. 07, 1956	B: 633119	Nov 23, 1984	RE: 240-822
Dec. 14, 1956	B: 633120	Nov 23, 1984	RE: 240-821
Dec. 21, 1956	B: 633121	Nov 23, 1984	RE: 240-820
Dec. 28,1956	B: 633122	Nov 23, 1984	RE: 240-819
Jan. 04, 1957	B: 631848	Jun 20, 1985	RE: 251-785
Jan. 11, 1957	B: 631847	Jun 20, 1985	RE: 251-784
Jan. 18, 1957	B: 631846	Jun 20, 1985	RE: 251-783
Jan. 25, 1957	B: 631845	Jun 20, 1985	RE: 251-782
Feb. 01, 1957	B: 637433	Jun 20, 1985	RE: 251-789
Feb. 08, 1957	B: 637432	Jun 20, 1985	RE: 251-788
Feb. 15, 1957	B: 637431	Jun 20, 1985	RE: 251-787
Feb. 22, 1957	B: 637430	Jun 20, 1985	RE: 251-786
Mar. 01, 1957	B: 645051	Jun 20, 1985	RE: 251-790
Mar. 08, 1957	B: 645052	Jun 20, 1985	RE: 251-791
Mar. 15, 1957	B: 645053	Jun 20, 1985	RE: 251-792
Mar. 22, 1957	B: 645054	Jun 20, 1985	RE: 251-793
Mar. 29, 1957	B: 645055	Jun 20, 1985	RE: 251-794
Apr. 05, 1957	B: 651576	Jun 20, 1985	RE: 251-795
Apr. 12, 1957	B: 651577	Jun 20, 1985	RE: 251-796
Apr. 19, 1957	B: 651578	Jun 20, 1985	RE: 251-797
Apr. 26, 1957	B: 651579	Jun 20, 1985	RE: 251-798
May 03, 1957	B: 655950	Jun 20, 1985	RE: 251-799
May 10, 1957	B: 655951	Jun 20, 1985	RE: 251-800
May 17, 1957	B: 655952	Jun 20, 1985	RE: 251-801
May 24, 1957	B: 655953	Jun 20, 1985	RE: 251-802
May 31, 1957	B: 655954	Jun 20, 1985	RE: 251-803

United Feature Comics

9

UNITED FEATURE SYNDICATE

June 07, 1957	B: 662024	Jun 20, 1985	RE: 251-804
June 14, 1957	B: 662025	Jun 20, 1985	RE: 251-805
June 21, 1957	B: 662026	Jun 20, 1985	RE: 251-806
June 28, 1957	B: 662027	Jun 20, 1985	RE: 251-807
July 05, 1957	B: 663474	Jun 20, 1985	RE: 251-808
July 12, 1957	B: 663475	Jim 20, 1985	RE: 251-809
July 19, 1957	B: 663476	Jun 20, 1985	RE: 251-810
July 26, 1957	B: 663477	Jun 20, 1985	RE: 251-811
Aug. 02, 1957	B: 669817	Jun 20, 1985	RE: 251-812
Aug. 09, 1957	B: 669818	Jun 20, 1985	RE: 251-813
Aug. 16, 1957	B: 669819	Jun 20, 1985	RE: 251-814
Aug. 23, 1957	B: 669820	Jun 20, 1985	RE: 251-815
Aug. 30, 1957	B: 669821	Jun 20, 1985	RE: 251-816
Sep. 06, 1957	B: 675043	Jun 20, 1985	RE: 251-817
Sep. 13, 1957	B: 675044	Jun 20, 1985	RE: 251-818
Sep. 20, 1957	B: 675045	Jun 20, 1985	RE: 251-819
Sep. 27, 1957	B: 675046	Jun 20, 1985	RE: 251-820
Oct. 04, 1957	B: 678074	Jun 20, 1985	RE: 251-821
Oct. 11, 1957	B: 678075	Jun 20, 1985	RE: 251-822
Oct. 18, 1957	B: 678076	Jun 20, 1985	RE: 251-823
Oct. 25, 1957	B: 678077	Jun 20, 1985	RE: 251-824
Nov. 01, 1957	B: 686392	Jun 20, 1985	RE: 251-825
Nov. 08, 1957	B: 686393	Jun 20, 1985	RE: 251-826
Nov. 15, 1957	B: 686394	Jun 20, 1985	RE: 251-827
Nov. 22, 1957	B: 686395	Jun 20, 1985	RE: 251-828
Nov. 29, 1957	B: 686396	Jun 20, 1985	RE: 251-829
Dec. 06, 1957	B: 691362	Jun 20, 1985	RE: 251-830
Dec. 13, 1957	B: 691363	Jun 20, 1985	RE: 251-831
Dec. 20, 1957	B: 691364	Jun 20, 1985	RE: 251-832
Dec. 27, 1957	B: 691365	Jun 20, 1985	RE: 251-833
Jan. 03, 1958	B: 699389	May 05, 1986	RE: 293-086
Jan. 10, 1958	B: 699390	May 05, 1986	RE: 293-087
Jan. 17, 1958	B: 699391	May 05, 1986	RE: 293-088
Jan. 24, 1958	B: 699392	May 05, 1986	RE: 293-089
Jan. 31, 1958	B: 699393	May 05, 1986	RE: 293-090
Feb. 07, 1958	B: 701006	May 05, 1986	RE: 293-091
Feb. 14, 1958	B: 701007	May 05, 1986	RE: 293-092
Feb. 21, 1958	B: 701008	May 05, 1986	RE: 293-093
Feb. 28, 1958	B: 701009	May 05, 1986	RE: 293-094
Mar. 07, 1958	B: 707619	May 05, 1986	RE: 293-095
Mar. 14, 1958	B: 707620	May 05, 1986	RE: 293-096
Mar. 21, 1958	B: 707621	May 05, 1986	RE: 293-097
Mar. 28, 1958	B: 707622	May 05, 1986	RE: 293-098
Apr. 04, 1958	B: 710540	May 05, 1986	RE: 293-099
Apr. 11, 1958	B: 710541	May 05, 1986	RE: 293-100
Apr. 18, 1958	B: 710542	May 05, 1986	RE: 293-101
Apr. 25, 1958	B: 710543	May 05, 1986	RE: 293-102
May 02, 1958	B: 715564	May 05, 1986	RE: 293-103
May 09, 1958	B: 715565	May 05, 1986	RE: 293-104

United Feature Comics

10

UNITED FEATURE SYNDICATE

May 16, 1958	B: 715566	May 05, 1986	RE: 293-105
May 23, 1958	B: 715567	May 05, 1986	RE: 293-106
May 30, 1958	B: 715568	May 05, 1986	RE: 293-107

June 06, 1958	B: 725541	May 05, 1986	RE: 293-110
June 13, 1958	B: 725542	May 05, 1986	RE: 293-111
June 20, 1958	B: 721461	May 05, 1986	RE: 293-108
June 27, 1958	B: 721462	May 05, 1986	RE: 293-109
July 04, 1958	B: 727304	May 05, 1986	RE: 293-112
July 11, 1958	B: 727305	May 05, 1986	RE: 293-113
July 18, 1958	B: 727306	May 05, 1986	RE: 293-114
July 25, 1958	B: 727307	May 05, 1986	RE: 293-115
Aug. 01, 1958	B: 730139	May 05, 1986	RE: 293-116
Aug. 08, 1958	B: 730140	May 05, 1986	RE: 293-117
Aug. 15, 1958	B: 730141	May 05, 1986	RE: 293-118
Aug. 22, 1958	B: 730142	May 05, 1986	RE: 293-119
Aug. 29, 1958	B: 730143	May 05, 1986	RE: 293-120
Sep. 05, 1958	B: 736334	May 05, 1986	RE: 293-121
Sep. 12, 1958	B: 736335	May 05, 1986	RE: 293-122
Sep. 19, 1958	B: 736336	May 05, 1986	RE: 293-123
Sep. 26, 1958	B: 736337	May 05, 1986	RE: 293-124
Oct. 03, 1958	B: 742434	May 05, 1986	RE: 293-129
Oct. 10, 1958	B: 742433	May 05, 1986	RE: 293-128
Oct. 17, 1958	B: 742432	May 05, 1986	RE: 293-127
Oct. 24, 1958	B: 742431	May 05, 1986	RE: 293-126
Oct. 31, 1958	B: 742430	May 05, 1986	RE: 293-125
Nov. 07, 1958	B: 747180	May 05, 1986	RE: 293-130
Nov. 14, 1958	B: 747181	May 05, 1986	RE: 293-131
Nov. 21, 1958	B: 747182	May 05, 1986	RE: 293-133
Nov. 28, 1958	B: 747179	May 05, 1986	RE: 293-132
Dec. 05, 1958	B: 755695	May 05, 1986	RE: 293-134
Dec. 12, 1958	B: 755696	May 05, 1986	RE: 293-135
Dec. 19, 1958	B: 755697	May 05, 1986	RE: 293-136
Dec. 26, 1958	B: 755698	May 05, 1986	RE: 293-982
Jan. 02, 1959	B: 760988	Sep 28, 1987	RE: 350-492
Jan. 09, 1959	B: 760987	Sep 28, 1987	RE: 350-491
Jan. 16, 1959	B: 760986	Sep 28, 1987	RE: 350-490
Jan. 23, 1959	B: 760985	Sep 28, 1987	RE: 350-489
Jan. 30, 1959	B: 760984	Sep 28, 1987	RE: 350-488
Feb. 06, 1959	B: 767009	Sep 28, 1987	RE: 350-493
Feb. 13, 1959	B: 767010	Sep 28, 1987	RE: 350-494
Feb. 20, 1959	B: 767011	Sep 28, 1987	RE: 350-495
Feb. 27, 1959	B: 767012	Sep 28, 1987	RE: 350-496
Mar. 06, 1959	B: 771234	Sep 28, 1987	RE: 350-498
Mar. 13, 1959	B: 771233	Sep 28, 1987	RE: 350-497
Mar. 20, 1959	B: 774956	Sep 28, 1987	RE: 350-503
Mar. 27, 1959	B: 774957	Sep 28, 1987	RE: 350-504
Apr. 03, 1959	B: 773743	Sep 28, 1987	RE: 350-499
Apr. 10, 1959	B: 773744	Sep 28, 1987	RE: 350-500

United Feature Comics

11

Apr. 17, 1959	B: 773745	Sep 28, 1987	RE: 350-501
Apr. 24, 1959	B: 773746	Sep 28, 1987	RE: 350-502
May 01, 1959	B: 780258	Sep 28, 1987	RE: 350-506
May 08, 1959	B: 780259	Sep 28, 1987	RE: 350-507
May 15, 1959	B: 780260	Sep 28, 1987	RE: 350-508
May 22, 1959	B: 780261	Sep 28, 1987	RE: 350-509
May 29, 1959	B: 780257	Sep 28, 1987	RE: 350-505
June 05, 1959	B: 784784	Sep 28, 1987	RE: 350-510
June 12, 1959	B: 784785	Sep 28, 1987	RE: 350-511
June 19, 1959	B: 784786	Sep 28, 1987	RE: 350-512
June 26, 1959	B: 784787	Sep 28, 1987	RE: 350-513
July 03, 1959	B: 788549	Sep 28, 1987	RE: 350-514
July 10, 1959	B: 788550	Sep 28, 1987	RE: 350-515
July 17, 1959	B: 788551	Sep 28, 1987	RE: 350-516
July 24, 1959	B: 788552	Sep 28, 1987	RE: 350-517
July 31, 1959	B: 788553	Sep 28, 1987	RE: 350-518
Aug. 07, 1959	B: 793319	Sep 28, 1987	RE: 350-519
Aug. 14, 1959	B: 793320	Sep 28, 1987	RE: 350-520
Aug. 21, 1959	B: 793321	Sep 28, 1987	RE: 350-521
Aug. 28, 1959	B: 793322	Sep 28, 1987	RE: 350-522
Sep. 04, 1959	B: 799070	Sep 28, 1987	RE: 350-523
Sep. 11, 1959	B: 799071	Sep 28, 1987	RE: 350-524
Sep. 18, 1959	B: 799072	Sep 28, 1987	RE: 350-525
Sep. 25, 1959	B: 799073	Sep 28, 1987	RE: 350-526
Oct. 02, 1959	B: 806163	Sep 28, 1987	RE: 350-527
Oct. 09, 1959	B: 806164	Sep 28, 1987	RE: 350-528
Oct. 16, 1959	B: 806165	Sep 28, 1987	RE: 350-529
Oct. 23, 1959	B: 806166	Sep 28, 1987	RE: 350-530
Oct. 30, 1959	B: 806167	Sep 28, 1987	RE: 350-531
Nov. 06, 1959	B: 810808	Sep 28, 1987	RE: 350-534
Nov. 13, 1959	B: 810809	Sep 28, 1987	RE: 350-535
Nov. 20, 1959	B: 810806	Sep 28, 1987	RE: 350-532
Nov. 27, 1959	B: 810807	Sep 28, 1987	RE: 350-533
Dec. 04, 1959	B: 814655	Sep 28, 1987	RE: 350-539
Dec. 11, 1959	B: 814652	Sep 28, 1987	RE: 350-536
Dec. 18, 1959	B: 814653	Sep 28, 1987	RE: 350-537
Dec. 25, 1959	B: 814653	Sep 28, 1987	RE: 350-538
Jan. 01, 1960	B: 822103	Apr 18, 1988	RE: 381-804
Jan. 08, 1960	B: 822101	Apr 18, 1988	RE: 381-802
Jan. 15, 1960	B: 822102	Apr 18, 1988	RE: 381-803
Jan. 22, 1960	B: 822104	Apr 18, 1988	RE: 381-805
Jan. 29, 1960	B: 824921	Apr 18, 1988	RE: 381-810
Feb. 05, 1960	B: 824915	Apr 18, 1988	RE: 381-809
Feb. 12, 1960	B: 824912	Apr 18, 1988	RE: 381-806
Feb. 19, 1960	B: 824913	Apr 18, 1988	RE: 381-807
Feb. 26, 1960	B: 824914	Apr 18, 1988	RE: 381-808
Mar. 04, 1960	B: 830958	Apr 18, 1988	RE: 381-814
Mar. 11, 1960	B: 830957	Apr 18, 1988	RE: 381-813
Mar. 18, 1960	B: 830956	Apr 18, 1988	RE: 381-812
Mar. 25, 1960	B: 830855	Apr 18, 1988	RE: 381-811
Apr. 01, 1960	B: 836242	Apr 18, 1988	RE: 381-815
Apr. 08, 1960	B: 836243	Apr 18, 1988	RE: 381-816
Apr. 15, 1960	B: 836244	Apr 18, 1988	RE: 381-817
Apr. 22, 1960	B: 836245	Apr 18, 1988	RE: 381-818

12

UNITED FEATURE SYNDICATE

Apr. 29, 1960	B: 836246	Apr 18, 1988	RE: 381-819
May 06, 1960	B: 842511	Apr 18, 1988	RE: 381-820
May 13, 1960	B: 842512	Apr 18, 1988	RE: 381-821
May 20, 1960	B: 842513	Apr 18, 1988	RE: 381-822
May 27, 1960	B: 842514	Apr 18, 1988	RE: 381-823
June 03, 1960	B: 850408	Apr 18, 1988	RE: 381-825
June 10, 1960	B: 850409	Apr 18, 1988	RE: 381-826
June 17, 1960	B: 850407	Apr 18, 1988	RE: 381-824
June 24, 1960	B: 850410	Apr 18, 1988	RE: 381-861
July 01, 1960	B: 853298	Apr 18, 1988	RE: 381-862
July 08, 1960	B: 853297	Apr 18, 1988	RE: 381-830
July 15, 1960	B: 853296	Apr 18, 1988	RE: 381-829
July 22, 1960	B: 853295	Apr 18, 1988	RE: 381-828
July 29, 1960	B: 853294	Apr 18, 1988	RE: 381-827
Aug. 05, 1960	B: 858660	Apr 18, 1988	RE: 381-831
Aug. 12, 1960	B: 858661	Apr 18, 1988	RE: 381-832
Aug. 19, 1960	B: 858662	Apr 18, 1988	RE: 381-833
Aug. 26, 1960	B: 858663	Apr 18, 1988	RE: 381-834
Sep. 02, 1960	B: 864451	Apr 18, 1988	RE: 381-835
Sep. 09, 1960	B: 864452	Apr 18, 1988	RE: 381-836
Sep. 16, 1960	B: 864453	Apr 18, 1988	RE: 381-837
Sep. 23, 1960	B: 864454	Apr 18, 1988	RE: 381-838
Sep. 30, 1960	B: 864455	Apr 18, 1988	RE: 381-839
Oct. 07, 1960	B: 868372	Apr 18, 1988	RE: 381-840
Oct. 14, 1960	B: 868373	Apr 18, 1988	RE: 381-841
Oct. 21, 1960	B: 868374	Apr 18, 1988	RE: 381-842
Oct. 28, 1960	B: 868375	Apr 18, 1988	RE: 381-843
Nov. 04, 1960	B: 873010	Apr 18, 1988	RE: 381-848
Nov. 11, 1960	B: 873009	Apr 18, 1988	RE: 381-846
Nov. 18, 1960	B: 873008	Apr 18, 1988	RE: 381-845
Nov. 25, 1960	B: 873007	Apr 18, 1988	RE: 381-844
Dec. 02, 1960	B: 881866	Apr 18, 1988	RE: 381-847
Dec. 09, 1960	B: 881867	Apr 18, 1988	RE: 391-438
Dec. 16, 1960	B: 881868	Apr 18, 1988	RE: 381-849
Dec. 23, 1960	B: 881869	Apr 18, 1988	RE: 381-850
Dec. 30, 1960	B: 881870	Apr 18, 1988	RE: 381-851
Jan. 06, 1961	B: 884829	Mar 24, 1989	RE: 418-653
Jan. 13, 1961	B: 884828	Mar 24, 1989	RE: 418-652
Jan. 20, 1961	B: 884827	Mar 24, 1989	RE: 418-651
Jan. 27, 1961	B: 888207	Mar 24, 1989	RE: 418-654
Feb. 03, 1961	B: 889756	Mar 24, 1989	RE: 418-658
Feb. 10, 1961	B: 889755	Mar 24, 1989	RE: 418-657
Feb. 17, 1961	B: 889754	Mar 24, 1989	RE: 418-656
Feb. 24, 1961	B: 889753	Mar 24, 1989	RE: 418-655
Mar. 03, 1961	B: 896364	Mar 24, 1989	RE: 418-659
Mar. 10, 1961	B: 896365	Mar 24, 1989	RE: 418-660
Mar. 17, 1961	B: 896368	Mar 24, 1989	RE: 418-663
Mar, 24, 1961	B: 896367	Mar 24, 1989	RE: 418-662
Mar. 31, 1961	B: 896366	Mar 24, 1989	RE: 418-661

United Feature Comics

13

UNITED FEATURE SYNDICATE

Apr. 07, 1961	B: 899722	Mar 24, 1989	RE: 418-667
Apr. 14, 1961	B: 899719	Mar 24, 1989	RE: 418-664
Apr, 21, 1961	B: 899720	Mar 24, 1989	RE: 418-665
Apr. 28, 1961	B: 899721	Mar 24, 1989	RE: 418-666
May 05, 1961	B: 906803	Mar 24, 1989	RE: 418-670
May 12, 1961	B: 906804	Mar 24, 1989	RE: 418-671
May 19, 1961	B: 906801	Mar 24, 1989	RE: 418-668
May 26, 1961	B: 906802	Mar 24, 1989	RE: 418-669
June 02, 1961	B: 914210	Mar 24, 1989	RE: 418-675
June 09, 1961	B: 914209	Mar 24, 1989	RE: 418-674
June 16, 1961	B: 914208	Mar 24, 1989	RE: 418-673
June 23, 1961	B: 914207	Mar 24, 1989	RE: 418-672
June 30, 1961	B: 916462	Mar 24, 1989	RE: 418-676
July 07, 1961	B: 917303	Mar 24, 1989	RE: 418-680
July 14, 1961	B: 917302	Mar 24, 1989	RE: 418-679
July 21, 1961	B: 917301	Mar 24, 1989	RE: 418-678
July 28, 1961	B: 917300	Mar 24, 1989	RE: 418-677
Aug. 04, 1961	B: 921932	Mar 24, 1989	RE: 418-681
Aug. 11, 1961	B: 921933	Mar 24, 1989	RE: 418-682
Aug. 18, 1961	B: 921934	Mar 24, 1989	RE: 418-683
Aug. 25, 1961	B: 921935	Mar 24, 1989	RE: 418-684
Sep. 01, 1961	B: 927442	Mar 24, 1989	RE: 418-685
Sep. 08, 1961	B: 927443	Mar 24, 1989	RE: 418-686
Sep. 15, 1961	B: 927444	Mar 24, 1989	RE: 418-687
Sep. 22, 1961	B: 927445	Mar 24, 1989	RE: 418-688
Sep. 29, 1961	B: 927446	Mar 24, 1989	RE: 418-689
Oct. 06, 1961	B: 935109	Mar 24, 1989	RE: 418-690
Oct. 13, 1961	B: 935110	Mar 24, 1989	RE: 418-691
Oct. 20, 1961	B: 935111	Mar 24, 1989	RE: 418-692
Oct. 27, 1961	B: 935112	Mar 24, 1989	RE: 418-693
Nov. 03, 1961	B: 937262	Mar 24, 1989	RE: 418-694
Nov. 10, 1961	B: 937263	Mar 24, 1989	RE: 418-695
Nov. 17, 1961	B: 937264	Mar 24, 1989	RE: 418-696
Nov. 24, 1961	B: 697265	Mar 24, 1989	RE: 418-697
Dec. 01, 1961	B: 943740	Mar 24, 1989	RE: 418-698
Dec. 08, 1961	B: 943741	Mar 24, 1989	RE: 418-699
Dec. 15, 1961	B: 943742	Mar 24, 1989	RE: 418-700
Dec. 22, 1961	B: 943743	Mar 24, 1989	RE: 418-701
Dec. 29, 1961	B: 943744	Mar 24, 1989	RE: 418-702
Jan. 05, 1962	B: 951181	May 09, 1990	RE: 478-581
Jan. 12, 1962	B: 951182	May 09, 1990	RE: 478-582
Jan. 19, 1962	B: 951183	May 09, 1990	RE: 478-583
Jan. 26, 1962	B: 951184	May 09, 1990	RE: 478-584
Feb. 02, 1962	B: 957759	May 09, 1990	RE: 478-585
Feb. 09, 1962	B: 957760	May 09, 1990	RE: 478-586
Feb. 16, 1962	B: 957761	May 09, 1990	RE: 478-587
Feb. 23, 1962	B: 957762	May 09, 1990	RE: 478-588
Mar. 02, 1962	B: 963172	May 09, 1990	RE: 478-589
Mar. 09, 1962	B: 963173	May 09, 1990	RE: 478-590

United Feature Comics

14

UNITED FEATURE SYNDICATE

Mar. 16, 1962	B: 963174	May 09, 1990	RE: 478-591
Mar. 23, 1962	B: 963175	May 09, 1990	RE: 478-592
Mar. 30, 1962	B: 963176	May 09, 1990	RE: 478-593
Apr. 06, 1962	B: 967710	May 09, 1990	RE: 478-594
Apr. 13, 1962	B: 967711	May 09, 1990	RE: 478-595
Apr. 20, 1962	B: 967712	May 09, 1990	RE: 478-596
Apr. 27, 1962	B: 967713	May 09, 1990	RE: 478-597
May 04, 1962	B: 975044	May 09, 1990	RE: 478-598
May 11,1962	B: 975045	May 09, 1990	RE: 478-599
May 18, 1962	B: 975046	May 09, 1990	RE: 478-600
May 25, 1962	B: 975047	May 09, 1990	RE: 478-601
June 01, 1962	B: 979994	May 09, 1990	RE: 478-602
June 08, 1962	B: 979995	May 09, 1990	RE: 478-603
June 15, 1962	B: 979996	May 09, 1990	RE: 478-604
June 22, 1962	B: 979997	May 09, 1990	RE: 478-605
June 29, 1962	B: 979998	May 09, 1990	RE: 478-606
July 06, 1962	B: 982567	May 09, 1990	RE: 478-607
July 13, 1962	B: 982568	May 09, 1990	RE: 478-608
July 20, 1962	B: 982569	May 09, 1990	RE: 478-609
July 27, 1962	B: 982570	May 09, 1990	RE: 478-610
Aug. 03, 1962	B: 990613	May 09, 1990	RE: 478-611
Aug. 10, 1962	B: 990614	May 09, 1990	RE: 478-612
Aug. 17, 1962	B: 990615	May 09, 1990	RE: 478-613
Aug. 24, 1962	B: 990616	May 09, 1990	RE: 478-614
Aug. 31, 1962	B: 990617	May 09, 1990	RE: 478-615
Sep. 07, 1962	B: 995910	May 09, 1990	RE: 478-616
Sep. 14, 1962	B: 995911	May 09, 1990	RE: 478-617
Sep. 21, 1962	B: 995912	May 09, 1990	RE: 478-618
Sep. 28, 1962	B: 995913	May 09, 1990	RE: 478-619
Oct. 05, 1962	B: 999655	May 09, 1990	RE: 478-620
Oct. 12, 1962	B: 999656	May 09, 1990	RE: 478-621
Oct. 19, 1962	B: 999657	May 09, 1990	RE: 478-622
Oct. 26, 1962	B: 999658	May 09, 1990	RE: 478-623
Nov. 02, 1962	B: 8212	May 09, 1990	RE: 478-624
Nov. 09, 1962	B: 8213	May 09, 1990	RE: 478-625
Nov. 16, 1962	B: 8214	May 09, 1990	RE: 478-626
Nov. 23, 1962	B: 8215	May 09, 1990	RE: 478-627
Nov. 30, 1962	B: 8216	May 09, 1990	RE: 478-628
Dec. 07, 1962	B: 13712	May 09, 1990	RE: 478-629
Dec. 14, 1962	B: 13713	May 09, 1990	RE: 478-630
Dec. 21, 1962	B: 13715	May 09, 1990	RE: 478-632
Dec. 28, 1962	B: 13714	May 09, 1990	RE: 478-631
Jan. 04, 1963	B: 19439	Aug 16, 1991	RE: 540-999
Jan. 11, 1963	B: 19440	Aug 16, 1991	RE: 541-000
Jan. 18, 1963	B: 19441	Aug 16, 1991	RE: 541-001
Jan. 25, 1963	B: 19442	Aug 16, 1991	RE: 541-002
Feb. 01, 1963	B: 24110	Aug 16, 1991	RE: 541-003
Feb. 08, 1963	B: 24111	Aug 16, 1991	RE: 541-004
Feb. 15, 1963	B: 24112	Aug 16, 1991	RE: 541-005

United Feature Comics

15

Feb. 22, 1963	B: 24113	Aug 16, 1991	RE: 541-006
Mar. 01, 1963	B: 33102	Aug 16, 1991	RE: 541-007
Mar. 08, 1963	B: 33103	Aug 16, 1991	RE: 541-008
Mar. 15, 1963	B: 33104	Aug 16, 1991	RE: 541-009
Mar. 22, 1963	B: 33105	Aug 16, 1991	RE: 541-010
Mar. 29, 1963	B: 33106	Aug 16, 1991	RE: 541-011
Apr. 05, 1963	B: 39322	Aug 16, 1991	RE: 541-012
Apr. 12, 1963	B: 39323	Aug 16, 1991	RE: 541-013
Apr. 19, 1963	B: 39324	Aug 16, 1991	RE: 541-014
Apr. 26, 1963	B: 39325	Aug 16, 1991	RE: 541-015
May 03, 1963	B: 45183	Aug 16, 1991	RE: 541-016
May 10, 1963	B: 45184	Aug 16, 1991	RE: 541-017
May 17, 1963	B: 45185	Aug 16, 1991	RE: 541-018
May 24, 1963	B: 45186	Aug 16, 1991	RE: 541-019
May 31, 1963	B: 45187	Aug 16, 1991	RE: 541-020
June 07, 1963	B: 49856	Aug 16, 1991	RE: 541-021
June 14, 1963	B: 49857	Aug 16, 1991	RE: 541-022
June 21, 1963	B: 49858	Aug 16, 1991	RE: 541-023
June 28, 1963	B: 49859	Aug 16, 1991	RE: 541-024
July 05, 1963	B: 55366	Aug 16, 1991	RE: 541-025
July 12, 1963	B: 55367	Aug 16, 1991	RE: 541-026
July 19, 1963	B: 55368	Aug 16, 1991	RE: 541-027
July 26, 1963	B: 55369	Aug 16, 1991	RE: 541-028
Aug. 02, 1963	B: 61352	Aug 16, 1991	RE: 541-029
Aug. 09, 1963	B: 61353	Aug 16, 1991	RE: 541-030
Aug. 16, 1963	B: 61354	Aug 16, 1991	RE: 541-031
Aug. 23, 1963	B: 61355	Aug 16, 1991	RE: 541-032
Aug. 30, 1963	B: 61356	Aug 16, 1991	RE: 541-033
Sep. 06, 1963	B: 72227	Aug 16, 1991	RE: 541-036
Sep. 13, 1963	B: 72228	Aug 16, 1991	RE: 541-037
Sep. 20, 1963	B: 72226	Aug 16, 1991	RE: 541-035
Sep. 27, 1963	B: 72225	Aug 16, 1991	RE: 541-034
Oct. 04, 1963	B: 75541	Aug 16, 1991	RE: 541-039
Oct. 11, 1963	B: 75542	Aug 16, 1991	RE: 541-040
Oct. 18, 1963	B: 75543	Aug 16, 1991	RE: 541-041
Oct. 25, 1963	B: 75540	Aug 16, 1991	RE: 541-038
Nov. 01, 1963	B: 76155	Aug 16, 1991	RE: 541-042
Nov. 08, 1963	B: 76156	Aug 16, 1991	RE: 541-043
Nov. 15, 1963	B: 76157	Aug 16, 1991	RE: 541-044
Nov. 22, 1963	B: 76158	Aug 16, 1991	RE: 541-045
Nov. 29, 1963	B: 76059	Aug 16, 1991	RE: 541-046
Dec. 06, 1963	B: 83479	Aug 16, 1991	RE: 541-049
Dec. 13, 1963	B: 83480	Aug 16, 1991	RE: 541-050
Dec. 20, 1963	B: 83477	Aug 16, 1991	RE: 541-047
Dec. 27, 1963	B: 83478	Aug 16, 1991	RE: 541-048
Jan. 03, 1964	B: 92178	Apr 14, 1992	RE: 575-122
Jan. 10, 1964	B: 92182	Apr 14, 1992	RE: 575-126
Jan. 17, 1964	B: 92181	Apr 14, 1992	RE: 575-125
Jan. 24, 1964	B: 92180	Apr 14, 1992	RE: 575-124
Jan. 31, 1964	B: 92179	Apr 14, 1992	RE: 575-123
Feb. 07, 1964	B: 98947	Apr 14, 1992	RE: 575-127
Feb. 14, 1964	B: 98948	Apr 14, 1992	RE: 575-128
Feb. 21, 1964	B: 98949	Apr 14, 1992	RE: 575-129
Feb. 28, 1964	B: 98950	Apr 14, 1992	RE: 575-130

16

UNITED FEATURE SYNDICATE

Mar. 06, 1964	B: 105942	Apr 14, 1992	RE: 575-131
Mar. 13, 1964	B: 105943	Apr 14, 1992	RE: 575-132
Mar. 20, 1964	B: 105944	Apr 14, 1992	RE: 575-133
Mar. 27, 1964	B: 105945	Apr 14, 1992	RE: 575-134
Apr. 03, 1964	B: 109172	Apr 14, 1992	RE: 575-242
Apr. 10, 1964	B: 109173	Apr 14, 1992	RE: 575-243
Apr. 17, 1964	B: 109174	Apr 14, 1992	RE: 575-244
Apr. 24, 1964	B: 109175	Apr 14, 1992	RE: 575-245
May 01, 1964	B: 114596	Apr 14, 1992	RE: 575-246
May 08, 1964	B: 114597	Apr 14, 1992	RE: 575-247
May 15, 1964	B: 114598	Apr 14, 1992	RE: 575-248
May 22, 1964	B: 114599	Apr 14, 1992	RE: 575-249
May 29, 1964	B: 114600	Apr 14, 1992	RE: 575-250
June 05, 1964	B: 120570	Apr 14, 1992	RE: 575-251
June 12, 1964	B: 120571	Apr 14, 1992	RE: 575-252
June 19, 1964	B: 120572	Apr 14, 1992	RE: 575-253
June 26, 1964	B: 120573	Apr 14, 1992	RE: 575-254
July 03, 1964	B: 127855	Apr 14, 1992	RE: 575-255
July 10, 1964	B: 127856	Apr 14, 1992	RE: 575-256
July 17, 1964	B: 127857	Apr 14, 1992	RE: 575-257
July 24, 1964	B: 127858	Apr 14, 1992	RE: 575-258
July 31, 1964	B: 137570	Apr 14, 1992	RE: 575-263
Aug. 07, 1964	B: 137453	Apr 14, 1992	RE: 575-259
Aug. 14, 1964	B: 137454	Apr 14, 1992	RE: 575-260
Aug. 21, 1964	B: 137455	Apr 14, 1992	RE: 575-261
Aug. 28, 1964	B: 137456	Apr 14, 1992	RE: 575-262
Sep. 04, 1964	B: 146656	Apr 14, 1992	RE: 575-267
Sep. 11, 1964	B: 146654	Apr 14, 1992	RE: 575-265
Sep. 18, 1964	B: 146655	Apr 14, 1992	RE: 575-266
Sep. 25, 1964	B: 146653	Apr 14, 1992	RE: 575-264
Oct. 02, 1964	B: 151203	Apr 14, 1992	RE: 575-273
Oct. 09, 1964	B: 151204	Apr 14, 1992	RE: 575-274
Oct. 16, 1964	B: 151205	Apr 14, 1992	RE: 575-275
Oct. 23, 1964	B: 151206	Apr 14, 1992	RE: 575-276
Oct. 30, 1964	B: 151202	Apr 14, 1992	RE: 575-272
Nov. 06, 1964	B: 156638	Apr 14, 1992	RE: 575-282
Nov. 13, 1964	B: 156639	Apr 14, 1992	RE: 575-283
Nov. 20, 1964	B: 156640	Apr 14, 1992	RE: 575-284
Nov. 27, 1964	B: 156641	Apr 14, 1992	RE: 575-285
Dec. 04, 1964	B: 162186	Apr 14, 1992	RE: 575-291
Dec. 11, 1964	B: 162184	Apr 14, 1992	RE: 575-289
Dec. 18, 1964	B: 162187	Apr 14, 1992	RE: 575-292
Dec 25, 1964	B: 162185	Apr 14 1992	RE: 575-290

Jan. 01, 1965	B: 166318
Jan. 08, 1965	B: 166319
Jan. 15, 1965	B: 166320
Jan. 22, 1965	B: 166321

United Feature Comics

17

UNITED FEATURE SYNDICATE

Jan. 29, 1965	B: 166322
Feb. 05,1965	B: 176455
Feb. 12, 1965	B: 176454
Feb. 19, 1965	B: 176456
Feb. 26, 1965	B: 176453
Mar 5, 1965	B: 182794
Mar. 12, 1965	B: 182795
Mar. 19, 1965	B: 182796
Mar. 26, 1965	B: 182797
Apr. 02, 1965	B: 198515
Apr. 09, 1965	B: 198516
Apr. 16, 1965	B: 198517
Apr. 23, 1965	B: 198518
Apr. 30, 1965	B: 198519
May 07, 1965	B: 195759
May 14, 1965	B: 195760
May 21, 1965	B: 195761
May 28, 1965	B: 195762
June 04,1965	B: 201431
June 11, 1965	B: 201430
June 18, 1965	B: 201429
June 25, 1965	B: 201428
July 02, 1965	B: 210051
July 09, 1965	B: 210050
July 16, 1965	B: 210049
July 23, 1965	B: 210048
July 30, 1965	B: 210047
Aug. 06, 1965	B: 213923
Aug. 13, 1965	B: 213922
Aug. 20, 1965	B: 213921
Aug. 27, 1965	B: 213920
Sep. 03, 1965	B: 221840
Sep. 10, 1965	B: 221841
Sep. 17, 1965	B: 221842
Sep. 24, 1965	B: 221843
Oct. 01, 1965	B: 226130
Oct. 08, 1965	B: 226131
Oct. 15, 1965	B: 226132
Oct. 22, 1965	B: 226133
Oct. 29, 1965	B: 226134
Nov. 05, 1965	B: 249334
Nov. 12, 1965	B: 249335
Nov. 19, 1965	B: 249337
Nov. 26, 1965	B: 249336
Dec. 03, 1965	B: 267233
Dec. 10, 1965	B: 267234
Dec. 17, 1965	B: 243892
Dec. 19, 1965	B: 267235
Jan. 01, 1966	B: 271650

United Feature Comics

18

UNITED FEATURE SYNDICATE

Jan. 07, 1966	B: 271549
Jan. 14, 1966	B: 271651
Jan. 21, 1966	B: 271548
Jan. 28, 1966	B: 271653
Feb. 04, 1966	B: 258197
Feb. 11, 1966	B: 258198
Feb. 18, 1966	B: 258199
Feb. 25, 1966	B: 258200
Mar. 04, 1966	B: 264859
Mar. 11, 1966	B: 264860
Mar. 18, 1966	B: 264861
Mar. 25, 1966	B: 264862
Apr. 01, 1966	B: 266568
Apr. 08, 1966	B: 266569
Apr. 15, 1966	B: 266570
Apr. 22, 1966	B: 266571
Apr. 29, 1966	B: 266572
May 06, 1966	B: 274535
May 13, 1966	B: 274534
May 20, 1966	B: 274533
May 27, 1966	B: 274532
June 03, 1966	B: 279342
June 10, 1966	B: 279343
June 17, 1966	B: 279344
June 25, 1966	B: 279345
July 01, 1966	B: 283858
July 08, 1966	B: 283862
July 15, 1966	B: 283861
July 22, 1966	B: 283860
July 29, 1966	B: 283859
Aug. 05, 1966	B: 293580
Aug. 12, 1966	B: 293577
Aug. 19, 1966	B: 293578
Aug. 26, 1966	B: 293579
Sep. 02, 1966	B: 305390
Sep. 09, 1966	B: 305398
Sep. 16, 1966	B: 305397
Sep. 23, 1966	B: 305396
Sep. 30, 1966	B: 305395
Oct. 07, 1966	B: 305394
Oct. 14, 1966	B: 305393
Oct. 21, 1966	B: 305392
Oct. 28, 1966	B: 305391
Nov. 04, 1966	B: 312730
Nov. 11, 1966	B: 312731
Nov. 18, 1966	B: 312732
Nov. 25, 1966	B: 312733
Dec. 02, 1966	B: 318484
Dec. 09, 1966	B: 318487

United Feature Comics

19

UNITED FEATURE SYNDICATE

Dec. 16, 1966	B: 318486
Dec. 23,1966	B: 318485
Jan. 01, 1967	B: 322525
Jan. 06, 1967	B: 322526
Jan. 13, 1967	B: 322527
Jan. 20, 1967	B: 322528
Jan. 27, 1967	B: 322529
Feb. 03, 1967	B: 331658
Feb. 10, 1967	B: 331659
Feb. 17, 1967	B: 331660
Feb. 24, 1967	B: 331661
Mar. 03, 1967	B: 337476
Mar. 10, 1967	B: 337475
Mar. 17, 1967	B: 337474
Mar. 24, 1967	B: 337473
Mar. 31, 1967	B: 337472
Apr. 07, 1967	B: 350191
Apr. 14, 1967	B: 350190
Apr. 21, 1967	B: 350189
Apr. 28, 1967	B: 350188
May 05, 1967	B: 348920
May 12, 1967	B: 348919
May 19, 1967	B: 348918
May 26, 1967	B: 648917
June 02, 1967	B: 361529
June 09, 1967	B: 361530
June 16, 1967	B: 361531
June 23, 1967	B: 361532
June 30, 1967	B: 361533
July 07, 1967	B: 371623
July 14, 1967	B: 371622
July 21, 1967	B: 371621
July 28, 1967	B: 371620
Aug. 04, 1967	B: 371619
Aug. 11, 1967	B: 371618
Aug. 18, 1967	B: 371617
Aug. 25, 1967	B: 371624
Sep. 01, 1967	B: 377211
Sep. 08, 1967	B: 377214
Sep. 15, 1967	B: 377213
Sep. 22, 1967	B: 377212
Sep. 29, 1967	B: 377215
Oct. 06, 1967	B: 385823
Oct. 13, 1967	B: 385320
Oct. 20, 1967	B: 385321
Oct. 27, 1967	B: 385322
Nov. 03, 1967	B: 394606
Nov. 10, 1967	B: 394603
Nov. 17, 1967	B: 394604

United Feature Comics

20

UNITED FEATURE SYNDICATE

Nov. 24, 1967	B: 394605
Dec. 01, 1967	B: 404276
Dec. 08, 1967	B: 404272
Dec. 15, 1967	B: 404273
Dec 22, 1967	B: 408436
Jan. 01, 1968	B: 404271
Jan. 05, 1968	B: 404278
Jan. 12, 1968	B: 404277
Jan. 19, 1968	B: 404274
Jan. 26, 1968	B: 404275
Feb. 02, 1968	B: 414823
Feb. 09, 1968	B: 414824
Feb, 16, 1968	B: 414825
Feb. 23, 1968	B: 414826
Mar. 01, 1968	B: 421346
Mar. 08, 1968	B: 421345
Mar. 15, 1968	B: 421244
Mar. 22, 1968	B: 421243
Mar. 29, 1968	B: 421242
Apr. 05, 1968	B: 424066
Apr. 12, 1968	B: 424065
Apr. 19, 1968	B: 424064
Apr. 26, 1968	B: 424063
May 03, 1968	B: 435446
May 10, 1968	B: 435445
May 17, 1968	B: 435444
May 24,1968	B: 435443
May 31, 1968	B: 435442
June 07, 1968	B: 442027
June 14, 1968	B: 442026
June 21, 1968	B: 442025
June 28, 1968	B: 442024
July 05, 1968	B: 444282
July 12, 1968	B: 444283
July 19, 1968	B: 444284
July 26, 1968	B: 444281
Aug. 02, 1968	B: 453320
Aug. 09, 1968	B: 453316
Aug. 16, 1968	B: 453317
Aug. 23, 1968	B: 453318
Aug. 30, 1968	B: 453319
Sep. 06, 1968	B: 460056
Sep. 13, 1968	B: 460055
Sep. 20, 1968	B: 460054
Sep. 27, 1968	B: 460053
Oct. 04, 1968	B: 470961
Oct. 11, 1968	B: 470962
Oct. 18, 1968	B: 470963
Oct. 25, 1968	B: 470964

United Feature Comics

21

UNITED FEATURE SYNDICATE

Nov. 01, 1968	B: 470965
Nov. 08, 1968	B: 470966
Nov. 15, 1968	B: 470967
Nov. 22, 1968	B: 470968
Nov. 29, 1968	B: 470969
Dec. 06, 1968	B: 484344
Dec. 13, 1968	B: 484345
Dec. 20, 1968	B: 484346
Dec. 27, 1968	B: 484347

Jan. 03, 1969	B: 484339
Jan. 10, 1969	B: 484340
Jan. 17, 1969	B: 484341
Jan. 24, 1969	B: 484342
Jan. 31, 1969	B: 484343
Feb. 07, 1969	B: 495285
Feb. 14, 1969	B: 495284
Feb. 21, 1969	B: 492283
Feb. 28, 1969	B: 512198
Mar. 07, 1969	B: 501402
Mar. 14, 1969	B: 501403
Mar. 21, 1969	B: 501404
Mar. 28, 1969	B: 501405
Apr. 04, 1969	B: 506718
Apr. 11, 1969	B: 506719
Apr. 18, 1969	B: 506720
Apr. 25, 1969	B: 506721
May 02, 1969	B: 515173
May 09, 1969	B: 515174
May 16, 1969	B: 515175
May 23, 1969	B: 515176
May 30, 1969	B: 515177
June 06, 1969	B: 522355
June 13, 1969	B: 522354
June 20, 1969	B: 522353
June 27, 1969	B: 522352
July 04, 1969	B: 529493
July 11, 1969	B: 529494
July 18, 1969	B: 529495
July 25, 1969	B: 529496
Aug. 01, 1969	B: 535926
Aug. 08, 1969	B: 535927
Aug. 15, 1969	B: 535928
Aug. 22, 1969	B: 535925
Aug. 29, 1969	B: 535924
Sep. 05, 1969	B: 540208
Sep. 12, 1969	B: 540209
Sep. 19, 1969	B: 540211
Sep. 26, 1969	B: 540210

United Feature Comics

22

UNITED FEATURE SYNDICATE

Oct. 03, 1969	B: 547863
Oct. 10, 1969	B: 547862
Oct. 17, 1969	B: 547861
Oct. 24, 1969	B: 547860
Oct. 31, 1969	B: 547859
Nov. 07, 1969	B: 552688
Nov. 14, 1969	B: 552687
Nov. 21, 1969	B: 552686
Nov. 28, 1969	B: 552685
Dec. 05, 1969	B: 561286
Dec. 12, 1969	B: 561287
Dec. 19, 1969	B: 561288
Dec. 26, 1969	B: 561289
Jan. 02, 1970	B: 566097
Jan. 09. 1970	B: 566093
Jan. 16, 1970	B: 566094
Jan. 23, 1970	B: 566095
Jan. 30, 1970	B: 566096
Feb. 06, 1970	B: 573639
Feb. 13, 1970	B: 573640
Feb. 20, 1970	B: 573641
Feb. 27, 1970	B: 573642
Mar. 06, 1970	B: 579090
Mar. 13, 1970	B: 579091
Mar. 20, 1970	B: 579089
Mar. 27, 1970	B: 579092
Apr. 03, 1970	B: 589010
Apr. 10, 1970	B: 589009
Apr. 17, 1970	B: 589008
Apr. 24, 1970	B: 589011
May 01, 1970	B: 596127
May 08, 1970	B: 596126
May 15, 1970	B: 596125
May 22, 1970	B: 596124
May 29, 1970	B: 596123
June 05, 1970	B: 608583
June 12, 1970	B: 608582
June 19, 1970	B: 608581
June 26, 1970	B: 608584
July 03, 1970	B: 608522
July 10, 1970	B: 608523
July 17, 1970	B: 608520
July 24, 1970	B: 613190
July 31, 1970	B: 608521
Aug. 07, 1970	B: 619478
Aug. 14, 1970	B: 619479
Aug. 21, 1970	B: 619477
Aug. 28, 1970	B: 619480
Sep. 04, 1970	B: 623564

United Feature Comics

23

UNITED FEATURE SYNDICATE

Sep.11, 1970	B: 623565
Sep. 18, 1970	B: 623566
Sep. 25, 1970	B: 623567
Oct. 02, 1970	B: 627984
Oct. 09, 1970	B: 627985
Oct. 16, 1970	B: 627986
Oct. 23, 1970	B: 627987
Oct. 30, 1970	B: 627988
Nov. 06, 1970	B: 635071
Nov. 13, 1970	B: 635072
Nov. 20, 1970	B: 635073
Nov. 27, 1970	B: 635074
Dec. 04, 1970	B: 645955
Dec. 11, 1970	B: 645956
Dec. 18, 1970	B: 645957
Dec. 25, 1970	B: 645958
Jan. 01, 1971	B: 654058
Jan. 08, 1971	B: 654062
Jan, 15, 1971	B: 654060
Jan. 22, 1971	B: 654059
Jan. 29, 1971	B: 654061
Feb. 05, 1971	B: 657809
Feb. 12, 1971	B: 657808
Feb. 19, 1971	B: 567807
Feb. 26, 1971	B: 567810
Mar. 05, 1971	B: 662419
Mar. 12, 1971	B: 662420
Mar. 19, 1971	B: 662421
Mar. 26, 1971	B: 678700
Apr. 02, 1971	B: 669500
Apr. 09, 1971	B: 669499
Apr. 16, 1971	B: 669498
Apr. 23, 1971	B: 669502
Apr. 30, 1971	B: 669501
May 07, 1971	B: 679554
May 14, 1971	B: 679553
May 21, 1971	B: 679552
May 28, 1971	B: 679551
June 04, 1971	B: 685830
June 11, 1971	B: 685831
June 18, 1971	B: 685828
June 25, 1971	B: 685829
July 02, 1971	B: 692024
July 09, 1971	B: 692025
July 16, 1971	B: 698026
July 23, 1971	B: 698027
July 30, 1971	B: 692023
Aug. 06, 1971	B: 723094
Aug. 13, 1971	B: 723093

United Feature Comics

24

UNITED FEATURE SYNDICATE

Aug. 20, 1971	B: 723092
Aug. 27, 1971	B: 723091
Sep. 03, 1971	B: 705904
Sep. 10, 1971	B: 705093
Sep. 17, 1971	B: 705092
Sep. 24, 1971	B: 705905
Oct. 01, 1971	B: 712136
Oct. 08, 1971	B: 712137
Oct. 15, 1971	B: 712138
Oct. 22, 1971	B: 712139
Oct. 29, 1971	B: 712140
Nov. 05, 1971	B: 720397
Nov. 12, 1971	B: 720398
Nov. 19, 1971	B: 720399
Nov. 26, 1971	B: 720400
Dec. 03, 1971	B: 727338
Dec. 10, 1971	B: 727341
Dec. 17, 1971	B: 727340
Dec. 24, 1971	B: 727339
Jan. 01, 1972	B: 731973
Jan. 07, 1972	B: 739577
Jan. 14, 1972	B: 739578
Jan. 21, 1972	B: 739580
Jan. 28, 1972	B: 739579
Feb. 04, 1972	B: 738473
Feb. 11, 1972	B: 738472
Feb. 18, 1972	B: 738471
Feb. 25, 1972	B: 738470
Mar. 03, 1972	B: 749278
Mar. 10, 1972	B: 749279
Mar. 17, 1972	B: 749280
Mar. 24, 1972	B: 749281
Mar. 31, 1972	B: 749277
Apr. 07, 1972	B: 755559
Apr. 14, 1972	B: 755562
Apr. 21, 1972	B: 755561
Apr. 28, 1972	B: 755560
May 05, 1972	B: 762095
May 12, 1972	B: 762094
May 19, 1972	B: 762093
May 26, 1972	B: 762092
June 02, 1972	B: 771783
June 09, 1972	B: 771781
June 16, 1972	B: 771780
June 23, 1972	B: 771782
June 30, 1972	B: 771784
July 07, 1972	B: 775734
July 14, 1972	B: 775733
July 21, 1972	B: 775735

United Feature Comics

25

UNITED FEATURE SYNDICATE

July 28, 1972	B: 772736
Aug. 04, 1972	B: 782249
Aug. 11, 1972	B: 782251
Aug. 19, 1972	B: 782250
Aug. 25, 1972	B: 782248
Sep. 01, 1972	B: 806586
Sep. 08, 1972	B: 806574
Sep. 15, 1972	B: 806575
Sep. 22, 1972	B: 806576
Sep. 29, 1972	B: 806577
Oct. 06, 1972	B: 806578
Oct. 13, 1972	B: 806579
Oct. 20, 1972	B: 806580
Oct. 27, 1972	B: 806581
Nov. 03, 1972	B: 806582
Nov. 10, 1972	B: 806583
Nov. 17, 1972	B: 806584
Nov. 24, 1972	B: 806585
Dec. 01, 1972	B: 808808
Dec. 08, 1972	B: 808807
Dec. 15, 1972	B: 808806
Dec. 22, 1972	B: 808805
Dec. 29, 1972	B: 808804
Jan. 01, 1973	B: 828013
Jan. 08, 1973	B: 828012
Jan. 15, 1973	B: 828011
Jan. 22, 1973	B: 828010
Jan. 29, 1973	B: 828009
Feb. 02, 1973	B: 828008
Feb. 09, 1973	B: 828007
Feb. 16, 1973	B: 828006
Feb. 23, 1973	B: 828005
Mar. 02, 1973	B: 838730
Mar. 09, 1973	B: 838731
Mar. 16, 1973	B: 838732
Mar. 23, 1973	B: 838733
Mar. 30, 1973	B: 838734
Apr. 06, 1973	B: 846231
Apr. 13, 1973	B: 846232
Apr. 20, 1973	B: 846233
Apr. 27, 1973	B: 846234
May 04, 1973	B: 846235
May 11, 1973	B: 846236
May 18, 1973	B: 846237
May 25, 1973	B: 846238
June 01, 1973	B: 870658
June 08, 1973	B: 870659
June 15, 1973	B: 870660
June 22, 1973	B: 870661

United Feature Comics

26

UNITED FEATURE SYNDICATE

June 29, 1973	B: 870662
July 06, 1973	B: 866865
July 13, 1973	B: 905294
July 20, 1973	B: 866864
July 27, 1973	B: 866863
Aug. 03, 1973	B: 886025
Aug. 10, 1973	B: 886024
Aug. 17, 1973	B: 886023
Aug. 24, 1973	B: 886022
Aug. 31, 1973	B: 886021
Sep. 07, 1973	B: 905298
Sep. 14, 1973	B: 905297
Sep. 21, 1973	B: 905296
Sep. 28, 1973	B: 905295
Oct. 05, 1973	B: 886137
Oct, 12, 1973	B: 886139
Oct. 19, 1973	B: 886138
Oct. 26, 1973	B: 886140
Nov. 02, 1973	B: 899608
Nov. 09, 1973	B: 899607
Nov. 16, 1973	B: 899606
Nov. 23, 1973	B: 899605
Nov. 30, 1973	B: 899604
Dec. 07, 1973	B: 899612
Dec. 14, 1973	B: 899611
Dec. 21, 1973	B: 899610
Dec. 28, 1973	B: 899609

Jan. 01, 1974	B: 907574
Jan. 04, 1974	B: 907570
Jan. 11, 1974	B: 907571
Jan. 18, 1974	B: 907572
Jan. 25, 1974	B: 907573
Feb. 01, 1974	B: 929027
Feb. 08, 1974	B: 929029
Feb. 15, 1974	B: 929025
Feb. 22, 1974	B: 929026
Mar. 01, 1974	B: 929030
Mar. 08, 1974	B: 929031
Mar. 15, 1974	B: 928996
Mar. 22, 1974	B: 928997
Mar. 29, 1974	B: 929028
Apr. 05, 1974	B: 940641
Apr. 12, 1974	B: 940642
Apr. 19, 1974	B: 940643
Apr. 26, 1974	B: 940639
May 03, 1974	B: 940640
May 10, 1974	B: 940637
May 17, 1974	B: 940638

United Feature Comics

27

UNITED FEATURE SYNDICATE

May 24, 1974	B: 940636
May 31, 1974	B; 940644
June 07, 1974	B: 964955
June 14, 1974	B: 964954
June 21, 1974	B: 964953
June 28, 1974	B: 964952
July 05, 1974	B: 964951
July 12, 1974	B: 964950
July 19, 1974	B: 964949
July 26, 1974	B: 964948
Aug. 02, 1974	B: 964947
Aug. 09, 1974	B: 964946
Aug. 16, 1974	B: 964945
Aug. 23, 1974	B: 964944
Aug. 30, 1974	B: 964943
Sep. 06, 1974	B: 964942
Sep. 13, 1974	B: 964941
Sep. 20, 1974	B: 964940
Sep. 27, 1974	B: 964956
Oct. 04, 1974	B: 982375
Oct. 11, 1974	B: 982376
Oct. 18, 1974	B: 982377
Oct. 25, 1974	B: 982378
Nov. 01, 1974	B: 982370
Nov. 08, 1974	B: 982371
Nov. 15, 1974	B: 982372
Nov. 22, 1974	B: 982373
Nov. 29, 1974	B: 982374
Dec. 06, 1974	B: 2972
Dec. 13, 1974	B: 2971
Dec. 20, 1974	B: 2970
Dec. 27, 1974	B: 2969
Jan. 01, 1975	B: 2968
Jan. 03, 1975	B: 2967
Jan. 10, 1975	B: 2966
Jan. 17, 1975	B: 2965
Jan. 24, 1975	B: 2964
Jan. 31, 1975	B: 2963
Feb. 07, 1975	B: 2962
Feb. 14, 1975	B: 2961
Feb. 21, 1975	B: 2960
Feb. 28, 1975	B: 2959
Mar. 07, 1975	B: 27016
Mar. 14, 1975	B: 27015
Mar. 21, 1975	B: 27014
Mar. 28, 1975	B: 27013
Apr. 04, 1975	B: 27012
Apr. 11, 1975	B: 27011
Apr. 18, 1975	B: 27010

United Feature Comics

28

UNITED FEATURE SYNDICATE

Apr. 25, 1975	B: 27009
May 02, 1975	B: 47585
May 09, 1975	B: 47596
May 16, 1975	B: 47595
May 23, 1975	B: 47594
May 30, 1975	B: 47593
June 06, 1975	B: 47592
June 13, 1975	B: 47591
June 20, 1975	B: 47590
June 27, 1975	B: 47589
July 04, 1975	B: 47588
July 11, 1975	B: 47587
July 18, 1975	B: 47586
July 25, 1975	B: 47597
Aug. 01, 1975	B: 66540
Aug. 08, 1975	B: 66541
Aug. 15, 1975	B: 66542
Aug. 22, 1975	B: 66543
Aug. 29, 1975	B: 66544
Sep. 05, 1975	B: 66545
Sep. 12, 1975	B: 66546
Sep. 19, 1975	B: 66547
Sep. 26, 1975	B: 66548
Oct. 03, 1975	B: 78996
Oct. 10, 1975	B: 78997
Oct. 17, 1975	B: 78998
Oct. 24, 1975	B: 78999
Oct. 31, 1975	B: 79000
Nov. 07, 1975	B: 79001
Nov. 14, 1975	B: 79002
Nov. 21, 1975	B: 78994
Nov. 28, 1975	B: 78995
Dec. 05, 1975	B: 83555
Dec. 12, 1975	B: 83554
Dec. 19, 1975	B: 83556
Dec. 26, 1975	B: 83557
Jan. 02, 1976	B: 93931
Jan. 09, 1976	B: 93932
Jan. 16, 1976	B: 93933
Jan. 23, 1976	B: 93934
Jan. 30, 1976	B: 93935
Feb. 06, 1976	B: 102565
Feb. 13, 1976	B: 102564
Feb. 20, 1976	B: 102563
Feb. 27, 1976	B: 102562
Mar. 05, 1976	B: 102561
(in notice: 1975)
Mar. 12, 1976	B: 102566
(in notice: 1975)

United Feature Comics

29

UNITED FEATURE SYNDICATE

Mar. 19, 1976	B: 110500
Mar. 26, 1976	B: 110499
Apr. 02, 1976	B: 119027
Apr. 09, 1976	B: 119026
Apr. 16, 1976	B: 119025
Apr. 23, 1976	B: 119024
Apr. 30, 1976	B: 119028
May 07, 1976	B: 132396
May 14, 1976	B: 132398
May 21, 1976	B: 132397
May 28, 1976	B: 132391
June 04, 1976	B: 132392
June 11, 1976	B: 132393
June 18, 1976	B: 132395
June 25, 1976	B: 132394
July 02, 1976	B: 140831
July 09, 1976	B: 140832
July 16, 1976	B: 140833
July 23, 1976	B: 140834
July 30, 1976	B: 140835
Aug. 06, 1976	B: 162822
Aug. 13, 1976	B: 162828
Aug. 20, 1976	B: 162824
Aug. 27, 1976	B: 162825
Sep. 03, 1976	B: 162826
Sep. 10, 1976	B: 162823
Sep. 17, 1976	B: 162829
Sep. 24, 1976	B: 162827
Oct. 01, 1976	B: 176953
Oct. 08, 1976	B: 176954
Oct. 15, 1976	B: 176955
Oct. 22, 1976	B: 176956
Oct. 29, 1976	B: 176957
Nov. 05, 1976	B: 176958
Nov. 12, 1976	B: 176959
Nov. 19, 1976	B: 176960
Nov. 26, 1976	B: 176961
Dec. 03, 1976	B: 185517
Dec. 10, 1976	B: 199865
Dec. 17, 1976	B: 185516
Dec. 24, 1976	B: 185515
Dec. 31, 1976	B: 188514
Jan. 07, 1977	B: 188548
Jan. 14, 1977	B: 188547
Jan. 21, 1977	B: 188549
Jan. 28, 1977	B: 185550
Feb. 04, 1977	B: 197757
Feb. 11, 1977	B: 197758
Feb. 18, 1977	B: 197759

United Feature Comics

30

UNITED FEATURE SYNDICATE, INC.

THE COLORFUL WORLD OF SNOOPY, LINUS, SCHROEDER, LUCY AND CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 1, 1968
Date of Registration: (if unpublished):
Registration Number: A: 95985
New Matter:
Notes: Adapted from the comic strip Peanuts
Renewal Claimant: N/A

PEANUTS
Alternate Title:
Description: Book
Author:
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: December 31, 1957 (in notice: 1958)
Date of Registration: (if unpublished):
Registration Number: A: 331683
New Matter:
Notes: Dell No. 878. Authorized edition
Renewal Claimant: N/A

PEANUTS
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 2, 1958
Date of Registration: (if unpublished):
Registration Number: A: 335140
New Matter:
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS
Alternate Title:
Description: Work of Art
Author:
Application Author: Determined Productions, Inc.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: January 12, 1968

31

UNITED FEATURE SYNDICATE, INC.

Date of Registration: (if unpublished):
Registration Number: GP: 59162
New Matter:
Notes: Snoopy Dog; stuffed, plush.
Renewal Claimant: N/A

PEANUTS
Alternate Title:
Description:
Author:
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: December 30, 1958
Date of Registration: (if unpublished):
Registration Number: A: 390983
New Matter:
Notes: Authorized edition. Dell, No. 969
Renewal Claimant: N/A

PEANUTS AUG-OCT 1959
Alternate Title:
Description: Book
Author:
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 16, 1959
Date of Registration: (if unpublished):
Registration Number: A: 409154
New Matter:
Notes: Authorized edition. Dell, No. 1015.
Renewal Claimant:
Capacity:
Renewal Date:
Renewal Number:

PEANUTS; A BOOK TO COLOR
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: November 26, 1965
Date of Registration: (if unpublished):
Registration Number: A: 836825
New Matter:
Notes: Authorized edition. From the famous comic strip created by the author

32

UNITED FEATURE SYNDICATE, INC.

Renewal Claimant: N/A

PEANUTS; A CHRISTMAS BOOK TO COLOR
Alternate Title:
Description: Book
Author:
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 27, 1968
Date of Registration: (if unpublished):
Registration Number: A: 20525
New Matter: Illustrations on cover
Notes: From the famous comic strip by Charles M. Schulz
Renewal Claimant: N/A

PEANUTS, A DATE BOOK FOR 1964
Alternate Title:
Description: Book
Author: Charles M. Schulz, project director: Connie Boucher, art director, graphics: Jim Young
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: August 15, 1963
Date of Registration: (if unpublished):
Registration Number: A: 646173
New Matter:
Notes:
Renewal Claimant: N/A

PEANUTS, A DATE BOOK FOR 1965 WITH CHARLIE BROWN, LUCY, SHROEDER, LINUS, VIOLET, SNOOPY AND FRIEDA
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 1, 1964
Date of Registration: (if unpublished):
Registration Number: A: 753789
New Matter:
Notes:
Renewal Claimant: N/A

PEANUTS; PICTURES TO COLOR
Alternate Title:
Description: Book

33

UNITED FEATURE SYNDICATE, INC.

Author:
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 9, 1959
Date of Registration: (if unpublished):
Registration Number: A: 399004
New Matter:
Notes: Authorized edition
Renewal Claimant:
Capacity:
Renewal Date:
Renewal Number:

PEANUTS; PICTURES TO COLOR
Alternate Title:
Description: Book
Author:
Application Author: Saalfield Pub. Co.
Copyright Claimant: United Feature Syndicate, Inc. (in notice: United Feature Syndicate)
Date of Publication: December 13, 1966
Date of Registration: (if unpublished):
Registration Number: A: 922276
New Matter:
Notes: From the famous comic strip created by Charles M. Schulz. Authorized edition.
Renewal Claimant:
Capacity:
Renewal Date:
Renewal Number:

PEANUTS PICTURES TO COLOR
Alternate Title:
Description: Book
Author:
Application Author:
Copyright Claimant: United Features Syndicate
Date of Publication: April 21, 1960
Date of Registration: (if unpublished):
Registration Number: A: 466565
New Matter: New covers
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS DATE BOOK, 1969
Alternate Title:
Description: Book
Author: Charles M. Schulz

34

UNITED FEATURE SYNDICATE, INC.

Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 20, 1968
Date of Registration: (if unpublished):
Registration Number: A: 181927
New Matter:
Notes:
Renewal Claimant: N/A

SNOOPY OF THE PEANUTS COMIC STRIP
Alternate Title:
Description: Work of Art
Author:
Application Author:
Copyright Claimant: Lego a.a.d.o. Goldman & Morgen, Inc. and United Feature Syndicate, Inc.
Date of Publication: October 25, 1962
Date of Registration: (if unpublished):
Registration Number: GP: 38392
New Matter:
Notes: Snoopy bobbing head figure. Smiling dog figurine on base.
Renewal Claimant: N/A

WE ALL HAVE OUR HANG-UPS
Alternate Title:
Description: Print
Author: Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: Septemer 24, 1970
Date of Registration: (if unpublished):
Registration Number: K: 95328
New Matter:
Notes: Snoopy playing the vulture in tree; poster. Peanuts characters
Renewal Claimant: N/A

WIN A FEW, LOST A FEW, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 14, 1974
Date of Registration: (if unpublished):
Registration Number: A: 610656
New Matter: Compilation
Notes:
Renewal Claimant: N/A

35

YOU’RE A GOOD SPORT, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author: Random House, Inc., employer for hire
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 5, 1976
Date of Registration: (if unpublished):
Registration Number: A: 827481
New Matter:
Notes: Based on the Lee Meldelson-Bill Melendez television production. Copyright is claimed on new text and pictorial matter.
Renewal Claimant: N/A

YOU’RE A GOOD SPORT, CHARLIE BROWN
Alternate Title:
Description: Motion picture
Author:
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 28, 1975
Date of Registration: (if unpublished):
Registration Number: LP: 45094
New Matter:
Notes: Produced in association with Charles M. Schulz Creative Associates
Renewal Claimant: N/A

YOU’RE ELECTED, CHARLIE BROWN
Alternate Title:
Description: Motion picture
Author:
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 29, 1972
Date of Registration: (if unpublished):
Registration Number: LP: 41427
New Matter:
Notes:
Renewal Claimant: N/A

YOU’RE IN LOVE, CHARLIE BROWN
Alternate Title:
Registration Number: A: 494027
New Matter: Compilation
Notes:
Renewal Claimant:
Capacity:
Renewal Date:
Renewal Number:

36

YOU’VE COME A LONG WAY, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 14, 1971
Date of Registration: (if unpublished):
Registration Number: A: 291573
New Matter: Compilation
Notes: A Peanuts Book
Renewal Claimant: N/A

UNITED FEATURE SYNDICATE, INC.

THE PARABLES OF PEANUTS
Alternate Title:
Description: Book
Author: Robert L. Short
Application Author: United Feature Syndicate, Inc.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: November 6, 1968
Date of Registration: (if unpublished):
Registration Number: A: 49193
New Matter:
Notes: Copyright is claimed on design and arrangement of cartoon; United Feature Syndicate, Inc.
Renewal Claimant: N/A

38 8

UNITED FEATURE SYNDICATE, INC.

PEANUTS; A BOOK TO COLOR
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: November 26, 1965
Date of Registration: (if unpublished):
Registration Number: A: 836825
New Matter: New covers
Notes: Authorized edition. From the famous comic strip created by the author. Artcraft, 4629
Renewal Claimant: This registration is eligible for renewal this year. However, the renewal has not yet been processed

39 9

UNITED FEATURE SYNDICATE, INC.

Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 19, 1967
Date of Registration: (if unpublished):
Registration Number: K: 81333
New Matter: Addition
Notes: With Lucy and others. Saalfield Super Slate, 8814
Renewal Claimant: This registration is eligible for renewal this year. However, the renewal has not yet been processed

PEANUTS CLASSICS
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 2, 1970
Date of Registration: (if unpublished):
Registration Number: A: 198246
New Matter: Compilation
Notes:
Renewal Claimant: N/A

PEANUTS COLORING BOOK
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author: Saalfield Pub. Co.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: January 15, 1970
Date of Registration: (if unpublished):
Registration Number: A: 156854
New Matter: New cover
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS COLORING BOOK
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author: Saalfield Pub. Co.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 6, 1970
Date of Registration: (if unpublished):
Registration Number: A: 156853
New Matter: New cover

41 11

UNITED FEATURE SYNDICATE, INC.

Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS COLORING BOOK
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 24, 1968
Date of Registration: (if unpublished):
Registration Number: A: 18344
New Matter: Compilation
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS COLORING BOOK
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author: Saalfield Pub. Co.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: February 18, 1968
Date of Registration: (if unpublished):
Registration Number: A: 993014
New Matter: New covers
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS COLORING BOOK. ANOTHER PEANUT BUTTER SANDWICH!
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author: Saalfield Pub. Co.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 26, 1969
Date of Registration: (if unpublished):
Registration Number: A: 81763
New Matter: New cover
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS COLORING BOOK. DON'T YOU KNOW YOU'RE NOT SUPPOSED TO FLY KITES UNDERGROUND?
Alternate Title:

42 12

UNITED FEATURE SYNDICATE, INC.

Description: Book
Author: Charles M. Schultz
Application Author: Saalfield Pub. Co.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 25, 1969
Date of Registration: (if unpublished):
Registration Number: A: 81757
New Matter: New cover
Notes:
Renewal Claimant: N/A

PEANUTS COLORING BOOK, FEATURING CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 20, 1967
Date of Registration: (if unpublished):
Registration Number: A: 951194
New Matter:
Notes: Authorized edition. Application states some pictures previously published.
Renewal Claimant: N/A

PEANUTS COLORING BOOK, FEATURING LINUS
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author: Saalfield Pub. Co.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 31, 1970
Date of Registration: (if unpublished):
Registration Number: A: 156855

13

UNITED FEATURE SYNDICATE, INC.

New Matter:
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS COLORING BOOK, FEATURING LINUS
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 20, 1967
Date of Registration: (if unpublished):
Registration Number: A: 951191
New Matter:
Notes: Authorized edition. Application states some pictures previously published
Renewal Claimant: N/A

PEANUTS COLORING BOOK, FEATURING LUCY
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 21, 1967
Date of Registration: (if unpublished):
Registration Number: A: 951193
New Matter:
Notes: Authorized edition. Application states some pictures previously published
Renewal Claimant: N/A

PEANUTS COLORING BOOK, FEATURING LUCY
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author: Saalfield Pub. Co.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: January 14, 1970
Date of Registration: (if unpublished):
Registration Number: A: 156856
New Matter:
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS COLORING BOOK, FEATURING SNOOPY
Alternate Title:

44|4

UNITED FEATURE SYNDICATE, INC.

Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 11, 1967
Date of Registration: (if unpublished):
Registration Number: A: 951190
New Matter: New cover
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS COLORING BOOK, FEATURING SNOOPY
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 21, 1968
Date of Registration: (if unpublished):
Registration Number: A: 18348
New Matter: Compilation
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS COLORING BOOK, FEATURING SNOOPY
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author: Saalfield Pub. Co.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 30, 1970
Date of Registration: (if unpublished):
Registration Number: A: 156857
New Matter:
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS COLORING BOOK, FEATURING VIOLET
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 21, 1967
Date of Registration: (if unpublished):
Registration Number: A: 951192

45 | 5

UNITED FEATURE SYNDICATE, INC.

New Matter:
Notes: Authorized edition. Application states previously published
Renewal Claimant: N/A

PEANUTS COLORING BOOK. LET'S PLAY BALL!
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 20, 1968
Date of Registration: (if unpublished):
Registration Number: A: 18336
New Matter: Compilation
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS COLORING BOOK. LIFE IS DIFFICULT, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 21, 1968
Date of Registration: (if unpublished):
Registration Number: A: 18337
New Matter:
Notes:
Renewal Claimant: N/A

PEANUTS COLORING BOOK (PEANUTS PICTURES TO COLOR)
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 18, 1968
Date of Registration: (if unpublished):
Registration Number: A: 18338
New Matter: New covers
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS COLORING BOOK, TYPICALLY LUCY
Alternate Title:

46 | 6

UNITED FEATURE SYNDICATE, INC.

Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 23, 1969
Date of Registration: (if unpublished):
Registration Number: A: 18346
New Matter: Compilation
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS COLORING BOOK. WHEN I ASKED HIM TO GO FOR A WALK, THIS ISN'T EXACTLY WHAT I HAD IN MIND
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author: Saalfield Pub. Co.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 9, 1969
Date of Registration: (if unpublished):
Registration Number: A: 81759
New Matter: Cover illustrations and compilation of cover illustrations and comic strips
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS COOK BOOK. CARTOONS BY CHARLES M. SCHULTZ
Alternate Title:
Description: Book
Author: Charles M. Schultz, recipes by June Dation
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 9, 1969
Date of Registration: (if unpublished):
Registration Number: A: 74533
New Matter:
Notes:
Renewal Claimant: N/A

PEANUTS DATE BOOK, 1968
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 17, 1967
Date of Registration: (if unpublished):

47 | 7

UNITED FEATURE SYNDICATE, INC.

Registration Number: A: 181926
New Matter:
Notes:
Renewal Claimant: N/A

PEANUTS DATE BOOK, 1970
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 23, 1969
Date of Registration: (if unpublished):
Registration Number: A: 95982
New Matter:
Notes:
Renewal Claimant: N/A

PEANUTS DATEBOOK, 1971
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 20, 1970
Date of Registration: (if unpublished):
Registration Number: A: 181928
New Matter:
Notes:
Renewal Claimant: N/A

PEANUTS EVERY SUNDAY
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 22, 1961
Date of Registration: (if unpublished):
Registration Number: A: 501539
New Matter: Compilation
Notes:
Renewal Claimant: No record of renewal is found

48 | 8

UNITED FEATURE SYNDICATE, INC.

PEANUTS LINUS COLORING BOOK
Alternate Title:
Description: Work of Art
Author: Charles M. Schultz
Application Author: Charles Schultz and Determined Productions, Inc.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 23, 1968
Date of Registration: (if unpublished):
Registration Number: A: 18345
New Matter: Compilation
Notes: Authorized edition
Renewal Claimant: N/A

PEANUTS LUNCH BAG
Alternate Title:
Description: Work of Art
Author:
Application Author: Determined Productions, Inc. and others
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 29, 1970
Date of Registration: (if unpublished):
Registration Number: GP: 69183
New Matter: Reproduction of drawing
Notes:
Renewal Claimant: N/A

PEANUTS LUNCH BAG COOK BOOK
Alternate Title:
Description:
Author: Charles M. Schultz, recipes by June Dation
Application Author: Determined Productions, Inc. and others
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 29, 1970
Date of Registration: (if unpublished):
Registration Number: A: 157658
New Matter:
Notes:
Renewal Claimant: N/A

PEANUTS MOBILE
Alternate Title:
Description: Work of Art
Author: Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 9, 1970

49|9

UNITED FEATURE SYNDICATE, INC.

Date of Registration: (if unpublished):
Registration Number: GP: 67587
New Matter:
Notes: Col. reproduction of drawing. Five comic strip characters and doghouse
Renewal Claimant: N/A

PEANUTS 1970-1971 SCHOOL YEAR DATE BOOK
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author: Charles M. Schultz and Determined Productions, Inc.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 28, 1970
Date of Registration: (if unpublished):
Registration Number: A: 157659
New Matter:
Notes:
Renewal Claimant: N/A

5020

UNITED FEATURE SYNDICATE, INC.

PEANUTS SCHOOL YEAR DATE BOOK, 68-69
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Features Syndicate, Inc.
Date of Publication: May 20, 1968
Date of Registration: (if unpublished):
Registration Number: A: 181929
New Matter:
Notes:
Renewal Claimant: N/A

PEANUTS SCHOOL YEAR DATE BOOK, 1969-1970
Alternate Title:
Description: Book
Author:
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 5, 1969
Date of Registration: (if unpublished):
Registration Number: A: 95983
New Matter:
Notes:
Renewal Claimant: N/A

PEANUTS SECURITY BAG
Alternate Title:
Description: Book
Author: Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 7, 1969
Date of Registration: (if unpublished):
Registration Number: GP: 68059
New Matter:
Notes: Reproduction of drawing on fabric. [wit Lucy, Linus and Charlie Brown]
Renewal Claimant: N/A

PEANUTS SUPER SLATE FUN
Alternate Title:
Description: Print
Author: Saalfield
Application Author:
Copyright Claimant: United Features Syndicate, Inc.
Date of Publication: June 7, 1961

5121

UNITED FEATURE SYNDICATE, INC.

Date of Registration: (if unpublished):
Registration Number: KK: 161018
New Matter:
Notes: Authorized edition. From the famous comic strip created by Charles M. Schultz.
Renewal Claimant: No record of renewal is found

PEANUTS 3 PIECE CHINA SET
Alternate Title:
Description: Work of Art
Author: Signed: Schultz, designed by Determined Productions, made by Iroquois China
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: August 28, 1968
Date of Registration: (if unpublished):
Registration Number: GP: 69237
New Matter:
Notes: Snoopy and others on bowl, plate and cup
Renewal Claimant: N/A

PEANUTS TREASURY
Alternate Title:
Description: Book
Author: Charles M. Schultz, foreword by Johnny Hart
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 24, 1968
Date of Registration: (if unpublished):
Registration Number: A: 32953
New Matter: Revisions
Notes:
Renewal Claimant: N/A

PLASTIC DOLL IN FORM OF CHARLIE BROWN FROM PEANUTS COMIC STRIP; WEARING SHIRT, SHORTS AND BASEBALL CAP
Alternate Title:
Description: Work of Art
Author:
Application Author: Charles M. Schultz
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: November 7, 1966
Date of Registration: (if unpublished):
Registration Number: GP: 64318
New Matter:
Notes: A Peanuts Pocket doll
Renewal Claimant: N/A

5222

UNITED FEATURE SYNDICATE, INC.

PLASTIC DOLL IN FORM OF LINUS FROM PEANUTS COMIC STRIP; HOLDING BLANKET
Alternate Title:
Description: Work of Art
Author:
Application Author: Charles M. Schultz
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: November 7, 1966
Date of Registration: (if unpublished):
Registration Number: GP: 64319
New Matter: A Peanuts pocket doll
Notes:
Renewal Claimant: N/A

PLASTIC DOLL IN FORM OF SNOOPY FROM PEANUT [SIC] COMIC STRIP; WEARING GOGGLES AND SCARF
Alternate Title:
Description: Work of Art
Author:
Application Author: Charles M. Schultz
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: November 7, 1966
Date of Registration: (if unpublished):
Registration Number: GP: 61789
New Matter:
Notes:
Renewal Claimant: N/A

REVIENS, SNOOPY (SNOOPY, COME HOME)
Alternate Title:
Description:
Author: Charles M. Schultz
Application Author: Maurice J.H. Ghnassia and Francois Herbert, translators
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: August 8, 1969
Date of Registration: (if unpublished):
Registration Number: A: 122126
New Matter: Translation
Notes:
Renewal Claimant: N/A

SCHROEDER CHARACTER DOLL; STUFFED
Alternate Title:
Description: Work of Art
Author:
Application Author: Charles M. Schultz
Copyright Claimant: United Feature Syndicate, Inc.

5323

UNITED FEATURE SYNDICATE, INC.

Date of Publication: October 1, 1963
Date of Registration: (if unpublished):
Registration Number: GP: 65162
New Matter:
Notes: A Peanut character doll
Renewal Claimant: No record of renewal is found

SECURITY IS A THUMB AND A BLANKET
Alternate Title:
Description: Work of Art
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 24, 1967
Date of Registration: (if unpublished):
Registration Number: GP: 62707
New Matter:
Notes: Reproduction of drawing on fabric. Linus with blanket; pillow.
Renewal Claimant: N/A

SECURITY IS A THUMB AND A BLANKET
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 1, 1963
Date of Registration: (if unpublished):
Registration Number: A: 756309
New Matter:
Notes:
Renewal Claimant: No record of renewal is found

SECURITY IS HAVING SOMEONE TO LEAN ON
Alternate Title:
Description: Work of Art
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 24, 1967
Date of Registration: (if unpublished):
Registration Number: GP: 62711
New Matter:
Notes: Reproduction of drawing on fabric. Charlie Brown and Snoopy; pillow
Renewal Claimant: N/A

54 24

UNITED FEATURE SYNDICATE, INC.

SECURITY IS KNOWING YOU'RE NOT ALONE
Alternate Title:
Description: Work of Art
Author:
Application Author: Charles M. Schultz
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: February 5, 1968
Date of Registration: (if unpublished):
Registration Number: GP: 62706
New Matter:
Notes: Linus kneeling beside bed; pillow. Reproduction of drawing on fabric.
Renewal Claimant: N/A

SNOOPY
Alternate Title:
Description: Work of Art
Author:
Application Author: Charles Schultz
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 9, 1970
Date of Registration: (if unpublished):
Registration Number: GP: 67754
New Matter:
Notes: Snoopy wearing sunglasses; design on director's chair. Reproduction of drawing on fabric.
Renewal Claimant: N/A

SNOOPY
Alternate Title: Application Title: Ceramic Bank, Snoopy
Description: Work of Art
Author:
Application Author: Charles Schultz
Copyright Claimant: United Feature Syndicate, Inc. (in notice: United Feature)
Date of Publication: December 15, 1968
Date of Registration: (if unpublished):
Registration Number: GP: 68245
New Matter:
Notes:
Renewal Claimant: N/A

SNOOPY AND CHARLIE BROWN; SOMEHOW I HAVE THE FEELING THAT A CRISIS HAS ARISEN
Alternate Title:
Description: Work of Art
Author: Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 1, 1970

25

UNITED FEATURE SYNDICATE, INC.

Date of Registration: (if unpublished):
Registration Number: GP: 67753
New Matter:
Notes: Reproduction of drawing on fabric. Dog clutching boy, banner
Renewal Claimant: N/A

SNOOPY AND HIS SOPWITH CAMEL
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 29, 1969
Date of Registration: (if unpublished):
Registration Number: A: 105927
New Matter:
Notes:
Renewal Claimant: N/A

SNOOPY AND THE RED BARON
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 7, 1966
Date of Registration: (if unpublished):
Registration Number: A: 865857
New Matter:
Notes:
Renewal Claimant: N/A

SNOOPY ASTRONAUT COMMEMORATIVE COIN
Alternate Title:
Description: Print
Author:
Application Author: Charles M. Schultz
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 2, 1969
Date of Registration: (if unpublished):
Registration Number: KK: 217374
New Matter:
Notes:
Renewal Claimant: N/A

56 26

UNITED FEATURE SYNDICATE, INC.

SNOOPY CHARACTER DOLL; STUFFED
Alternate Title:
Description: Work of Art
Author:
Application Author: Charles M. Schultz
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 1, 1963
Date of Registration: (if unpublished):
Registration Number: GP: 65159
New Matter:
Notes: A Peanuts character doll. Snoopy character doll; stuffed
Renewal Claimant: No record of renewal is found

SNOOPY, COME HOME; A NEW PEANUTS BOOK
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: January 11, 1963 (in notice: 1962)
Date of Registration: (if unpublished):
Registration Number: A: 610668
New Matter: Compilation of cartoons previously published
Notes:
Renewal Claimant: No record of renewal is found

SNOOPY, CURSE THIS STUPID WAR! CURSE YOU, TOO, RED BARON!
Alternate Title:
Description: Work of Art
Author: Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 1, 1970
Date of Registration: (if unpublished):
Registration Number: GP: 67756
New Matter:
Notes: Snoopy holding flight goggles; banner. Reproduction of drawing on fabric.
Renewal Claimant: N/A

SNOOPY, CURSE YOU, RED BARON!
Alternate Title:
Description: Work of Art
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 15, 1965

57 27

UNITED FEATURE SYNDICATE, INC.

Date of Registration: (if unpublished):
Registration Number: G: 65627
New Matter:
Notes: A Peanuts sweat shirt. Reproduction of drawing on fabric. Snoopy in pilot helmet and goggles, seated on doghouse; sweat shirt
Renewal Claimant: This registration is eligible for renewal this year. However, the renewal has not yet been processed

SNOOPY DOG HOUSE BANK
Alternate Title:
Description: Work of Art
Author:
Application Author: Charles Schultz and Determined Productions, Inc.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 1, 1970
Date of Registration: (if unpublished):
Registration Number: GP: 67747
New Matter:
Notes:
Renewal Claimant: N/A

SNOOPY, DOGS ARE BORN TO SLEEP IN THE SUN
Alternate Title:
Description: Work of Art
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 1, 1968
Date of Registration: (if unpublished):
Registration Number: GP: 69005
New Matter:
Notes: Smiling Snoopy reclining on rock; sweatshirt. Reproduction of drawing on fabric.
Renewal Claimant: N/A

SNOOPY, JOGGING IS MY THING
Alternate Title:
Description: Work of Art
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: August 14, 1968
Date of Registration: (if unpublished):
Registration Number: GP: 65626
New Matter:
Notes: Snoopy running; sweat shirt. Reproduction of drawing on fabric.
Renewal Claimant: N/A

58 28

UNITED FEATURE SYNDICATE, INC.

SNOOPY, SLEEPING IS AN ART ... YOU HAVE TO BE COMPLETELY RELAXED
Alternate Title:
Description: Work of Art
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 13, 1966 (in notice: 1965)
Date of Registration: (if unpublished):
Registration Number: GP: 65629
New Matter:
Notes: Snoopy lying on roof of doghouse; night shirt. Reproduction of drawing on fabric.
Renewal Claimant: This registration is eligible for renewal this year. However, the renewal has not yet been processed

SNOOPY, SURF'S UP
Alternate Title:
Description: Work of Art
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 21, 1965
Date of Registration: (if unpublished):
Registration Number: GP: 65630
New Matter:
Notes: Snoopy holding up surfboard and running; sweat shirt. Reproduction of drawing on fabric. A Peanuts sweat shirt
Renewal Claimant: This registration is eligible for renewal this year. However, the renewal has not yet been processed

SNOOPY, THE MOON IS MADE OF AMERICAN CHEESE
Alternate Title:

59 29

UNITED FEATURE SYNDICATE, INC.

Description: Work of Art
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: February 24, 1969
Date of Registration: (if unpublished):
Registration Number: GP: 65625
New Matter:
Notes: Smiling Snoopy in space suit on moon; pennant. Reproduction of drawing on felt.
Renewal Claimant: N/A

SNOOPY, THE SECRET OF LIFE IS TO REDUCE YOUR WORRIES TO A MINIMUM
Alternate Title:
Description: Work of Art
Author: Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 1, 1970
Date of Registration: (if unpublished):
Registration Number: GP: 67750
New Matter:
Notes: Snoopy on roof of doghouse; banner. Reproduction of drawing on fabric.
Renewal Claimant: N/A

SNOOPY; STUFFED
Alternate Title:
Description: Work of Art
Author:
Application Author: Charles Schultz
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: February 24, 1970
Date of Registration: (if unpublished):
Registration Number: GP: 67746
New Matter:
Notes: A Peanuts character plush dog
Renewal Claimant: N/A

SNOOPY, TO LIVE IS TO DANCE ... TO DANCE IS TO LIVE
Alternate Title:
Description: Work of Art
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 15, 1965
Date of Registration: (if unpublished):
Registration Number: GP: 65631

60 30

UNITED FEATURE SYNDICATE, INC.

New Matter:
Notes: Snoopy dancing; sweat shirt. A Peanuts sweat shirt.
Renewal Claimant: This registration is eligible for renewal this year. However, the renewal has not yet been processed

SNOOPY, TRACK
Alternate Title:
Description: Work of Art
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 17, 1967
Date of Registration: (if unpublished):
Registration Number: GP: 65632
New Matter:
Notes: Snoopy skiing; sweat shirt. Reproduction of drawing on fabric. A Peanuts sweat shirt.
Renewal Claimant: N/A

SNOOPY, VUELVE A CASE (SNOOPY, COME HOME)
Alternate Title:
Description: Book
Author:
Application Author: Jorge Tallet and Marta Celerio, translators
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 17, 1969
Date of Registration: (if unpublished):
Registration Number: A: 122129
New Matter: Translation
Notes:
Renewal Claimant: N/A

STARS OF THE MOVIE, A BOY NAMED CHARLIE BROWN
Alternate Title:
Description: Work of Art
Author: Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 6, 1970
Date of Registration: (if unpublished):
Registration Number: GP: 69026
New Matter:
Notes: Snoopy and others in directors' chairs; pennant. Design on fabric
Renewal Claimant: N/A

61 31

UNITED FEATURE SYNDICATE, INC.

SUNDAY'S FUN DAY
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 13, 1965
Date of Registration: (if unpublished):
Registration Number: A; 795573
New Matter: Compilation of previously publication cartoons
Notes:
Renewal Claimant: This registration is eligible for renewal this year. However, the renewal has not yet been processed

SUPPER TIME!
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 30, 1968
Date of Registration: (if unpublished):
Registration Number: A: 74531
New Matter:
Notes:
Renewal Claimant: N/A

VAS-Y, CHARLIE BROWN (YOU CAN DO IT, CHARLIE BROWN)
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author: Maurice J.H. Ghnassia and Francois Herbert, translators
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: August 8, 1969
Date of Registration: (if unpublished):
Registration Number: A: 122127
New Matter: Translation
Notes:
Renewal Claimant: N/A

VIEW-MASTER STEREO PICTURES
Alternate Title:
Description: Book
Author:
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.

62 32

UNITED FEATURE SYNDICATE, INC.

Date of Publication: June 25, 1969
Date of Registration: (if unpublished):
Registration Number: A: 94863
New Matter:
Notes: Packet No. B 544. Snoopy and the Red Baron.
Renewal Claimant: N/A

WE'RE RIGHT BEHIND YOU, CHARLIE BROWN; A NEW PEANUTS BOOK
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Features Syndicate, Inc.
Date of Publication: January 2, 1964
Date of Registration: (if unpublished):
Registration Number: A: 669671
New Matter: Compilation
Notes:
Renewal Claimant: No record of renewal is found

AS YOU LIKE IT, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Features Syndicate, Inc.
Date of Publication: October 12, 1964
Date of Registration: (if unpublished):
Registration Number: A: 745078
New Matter:
Notes:
Renewal Claimant: No record of renewal found

WHAT IS THE MOST WONDERFUL FEELING IN THE WORLD? HERE'S A GLANCE IN ADVANCE AT AN ENCHANTING NEW BOOK OF CARTOONS
Alternate Title:
Description: Textual work
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 19, 1963
Date of Registration: (if unpublished):
Registration Number: BB: 24433
New Matter:

63 33

UNITED FEATURE SYNDICATE, INC.

Notes: In McCall's, October 1963
Renewal Claimant: No record of renewal is found

WINNING MAY NOT BE EVERYTHING, BUT LOSING ISN'T ANYTHING
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 1, 1970
Date of Registration: (if unpublished):
Registration Number: A: 143040
New Matter:
Notes:
Renewal Claimant: N/A

THE WONDERFUL WORLD OF PEANUTS
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 15, 1962
Date of Registration: (if unpublished):
Registration Number: A: 601868
New Matter: Compilation
Notes: Crest Book, s564. Selected cartoons from More Peanuts, Vol. 1.
Renewal Claimant: No record of renewal is found

YOU CAN DO IT, CHARLIE BROWN; A NEW PEANUTS BOOK
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 17, 1963
Date of Registration: (if unpublished):
Registration Number: A: 644286
New Matter: Compilation of previously published cartoons
Notes:
Renewal Claimant: No record of renewal is found

YOU CAN'T WIN, CHARLIE BROWN
Alternate Title:
Description: Book

64 34

UNITED FEATURE SYNDICATE, INC.

Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 6, 1962
Date of Registration: (if unpublished):
Registration Number: A: 581357
New Matter:
Notes: A New Peanuts Book
Renewal Claimant: No record of renewal is found

YOU NEED HELP, CHARLIE BROWN; A NEW PEANUTS BOOK
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: February 21, 1966 (in notice: 1965)
Date of Registration: (if unpublished):
Registration Number: A: 823487
New Matter:
Notes:
Renewal Claimant: This registration is eligible for renewal this year. However, the renewal has not yet been processed

YOU'LL FLIP, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: August 11, 1967
Date of Registration: (if unpublished):
Registration Number: A: 937805
New Matter: Compilation
Notes:
Renewal Claimant: N/A

6535

YOU'RE IN LOVE, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: February 6, 1968
Date of Registration: (if unpublished):
Registration Number: A: 68059
New Matter:
Notes: Application states all new except illustrations
Renewal Claimant: N/A

YOU'RE OUT OF YOUR MIND, CHARLIE BROWN!
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: January 16, 1959
Date of Registration: (if unpublished):
Registration Number: A: 372378
New Matter: New illustrations
Notes:
Renewal Claimant: No record of renewal is found

YOU'RE SOMETHING ELSE, CHARLIE BROWN; A NEW PEANUTS BOOK
Alternate Title:

36 66

UNITED FEATURE SYNDICATE, INC.

Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 1, 1968 (in notice: 1967)
Date of Registration: (if unpublished):
Registration Number: A: 986920
New Matter: Compilation
Notes:
Renewal Claimant: N/A

YOU'RE YOU, CHARLIE BROWN, A NEW PEANUTS BOOK
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: November 18, 1968
Date of Registration: (if unpublished):
Registration Number: A: 87810
New Matter: Compilation of previously published cartoons
Notes:
Renewal Claimant: N/A

YOU'VE HAD IT, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schultz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: August 11, 1969
Date of Registration: (if unpublished):
Registration Number: A: 122128
New Matter: Compilation
Notes:
Renewal Claimant: N/A

67 37

UNITED FEATURE SYNDICATE, INC.

A BOY NAMED CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: November 10, 1969
Date of Registration: (if unpublished):
Registration Number: A: 121590
New Matter:
Notes: 1st edition
Renewal Claimant: N/A

ADELANTE, CHARLIE BROWN (YOU CAN DO IT, CHARLIE BROWN)
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author: Jorge Tallet and Marta Celerio, translators
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 17, 1969
Date of Registration: (if unpublished):
Registration Number: A: 112271
New Matter:
Notes:
Renewal Claimant: N/A

388

UNITED FEATURE SYNDICATE, INC.

CHARLIE BROWN AND CHARLIE SCHULZ, IN CELEBRATION OF THE 20TH ANNIVERSARY OF PEANUTS. IN ASSOCIATION WITH CHARLES M. SCHULZ
Alternate Title:
Description: Book
Author: Lee Mendelson
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 23, 1970
Date of Registration: (if unpublished):
Registration Number: A: 183866
New Matter:
Notes:
Renewal Claimant: N/A

CHARLIE BROWN CHARACTER DOLL; STUFFED
Alternate Title:
Description: Work of Art
Author:
Application Author: Charles M. Schulz
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 10, 1963
Date of Registration: (if unpublished):
Registration Number: GP: 65158
New Matter:
Notes: A Peanuts Character Doll
Renewal Claimant: No record of renewal found

A CHARLIE BROWN CHRISTMAS
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: November 29, 1965
Date of Registration: (if unpublished):
Registration Number: A: 826698
New Matter:
Notes: Adapted from a Bill Melendez production
Renewal Claimant: This registration is eligible for renewal this year. However, the renewal has not yet been processed

A CHARLIE BROWN CHRISTMAS
Alternate Title:
Description: Print

69 39

UNITED FEATURE SYNDICATE, INC.

Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: November 29, 1965
Date of Registration: (if unpublished):
Registration Number: KK: 193344
New Matter:
Notes: Book jacket
Renewal Claimant: This registration is eligible for renewal this year. However, the renewal has not yet been processed

CHARLIE BROWN, HOW CAN WE LOSE WHEN WE'RE SO SINCERE?
Alternate Title:
Description: Work of Art
Author: Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: August 15, 1966
Date of Registration: (if unpublished):
Registration Number: GP: 68060
New Matter:
Notes: Sweatshirt. Reproduction of drawing of fabric (A Peanuts sweatshirt
Renewal Claimant: N/A

CHARLIE BROWN, I AM SUDDENLY OVERCOME BY A BURST OF WISHY-WASHINESS!
Alternate Title:
Description: Work of Art
Author: Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 1, 1970
Date of Registration: (if unpublished):
Registration Number: GP: 67755
New Matter:
Notes: Forlorn boy with baseball cap and glove; banner. Reproduction of drawing on fabric
Renewal Claimant: N/A

CHARLIE BROWN, I NEED ALL THE FRIENDS I CAN GET
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 15, 1965
Date of Registration: (if unpublished):
Registration Number: GP: 65628

70 40

UNITED FEATURE SYNDICATE, INC.

New Matter:
Notes: Charlie Brown with blank expression; sweat shirt. Reproduction of drawing on fabric.
Renewal Claimant: This registration is eligible for renewal this year. However, the renewal has not yet been processed

CHARLIE BROWN'S ALL STARS
Alternate Title:
Description: Work of Art
Author:
Application Author: Determined productions, Inc. and Charles Schulz
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 9, 1970
Date of Registration: (if unpublished):
Registration Number: GP: 67748
New Matter:
Notes: Baseball Cap. Designed by Determined Productions. Textile
Renewal Claimant: N/A

CHARLIE BROWN'S ALL-STARS
Alternate Title:
Description: Print
Author: Charles M. Schulz
Application Author: Charles M. Schulz
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 9, 1966
Date of Registration: (if unpublished):
Registration Number: KK: 202131
New Matter:
Notes:
Renewal Claimant: N/A

71 41

CA NE VA PAS, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author: Maurice J.H. Chnassia and Francois Herbert, translators
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 31, 1970
Date of Registration: (if unpublished):
Registration Number: A: 176438
New Matter:
Notes: A French translation of You need help, Charlie Brown.
Renewal Claimant: N/A

CHRISTMAS IS TOGETHER-TIME
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 15, 1964
Date of Registration: (if unpublished):
Registration Number: A: 950378
New Matter:
Notes:
Renewal Claimant: No record of renewal found

CHARLIE BROWN
Alternate Title: Application Title: CERAMIC BANK, CHARLIE BROWN
Description: Work of Art
Author:
Application Author: Charles Schulz
Copyright Claimant: United Feature Syndicate, Inc. (in notice: United Feature)
Date of Publication: December 15, 1968
Date of Registration: (if unpublished):
Registration Number: GP: 68243
New Matter:
Notes: Ceramics
Renewal Claimant: N/A

72 42

UNITED FEATURE SYNDICATE, INC.

HAPPINESS IS SLEEPING IN YOUR OWN BED
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 26, 1967
Date of Registration: (if unpublished):
Registration Number: GP: 62708
New Matter:
Notes: Linus in bed; pillow. Reproduction of drawing on fabric.
Renewal Claimant: N/A

HAPPINESS IS A SAD SONG
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 1, 1967
Date of Registration: (if unpublished):
Registration Number: A: 976777
New Matter:
Notes:
Renewal Claimant: N/A

HAPPINESS IS HAVING A FRIEND
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 1, 1967
Date of Registration: (if unpublished):
Registration Number: GP: 65753
New Matter:
Notes: Charlie Brown and Snoopy; sweat shirt. A Peanuts sweat shirt. Reproduction of drawing on fabric.
Renewal Claimant: N/A

HAPPINESS IS SETTLING DOWN FOR A LONG WINTER'S NAP!
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.

43

UNITED FEATURE SYNDICATE, INC.

Date of Publication: February 5, 1968
Date of Registration: (if unpublished):
Registration Number: GP: 64325
New Matter:
Notes: Snoopy in nightgown, holding candle; night shirt. Reproduction of drawing on fabric.
Renewal Claimant: N/A

HAPPINESS IS A WARM PUPPY
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 24, 1967
Date of Registration: (if unpublished):
Registration Number: GP: 62710
New Matter:
Notes: Reproduction of drawing on fabric
Renewal Claimant: N/A

HAPPINESS IS BEING ONE OF THE GANG
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 1, 1967
Date of Registration: (if unpublished):
Registration Number: GP: 64327
New Matter:
Notes: Snoopy sitting on dog house surrounded by birds and children; sweat shirt. Reproduction of drawing on fabric. A peanuts sweat shirt
Renewal Claimant: N/A

HAPPINESS IS A WARM PUPPY
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 1, 1962
Date of Registration: (if unpublished):
Registration Number: A: 643940
New Matter:
Notes:
Renewal Claimant: No record of renewal found

74 44

UNITED FEATURE SYNDICATE, INC.

HAY QUE AYUDARTE, CHARLIE BROWN (YOU NEED HELP, CHARLIE BROWN)
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author: Jorge Tallet and Marta Celerio, translators
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 31, 1970
Date of Registration: (if unpublished):
Registration Number: A: 178832
New Matter:
Notes:
Renewal Claimant: N/A

HEY, PEANUTS!
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: November 12, 1962
Date of Registration: (if unpublished):
Registration Number: A: 607889
New Matter: Compilation
Notes: Selected cartoons from More Peanuts
Renewal Claimant: No record of renewal found

HOME IS ON TOP OF A DOG HOUSE
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:

45

UNITED FEATURE SYNDICATE, INC.

Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 16, 1966
Date of Registration: (if unpublished):
Registration Number: A: 74532
New Matter:
Notes:
Renewal Claimant: N/A

I LOVE MY HOME
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 24, 1967
Date of Registration: (if unpublished):
Registration Number: GP: 62712
New Matter:
Notes: Snoopy on roof of dog house; pillow. Reproduction of drawing on fabric.
Renewal Claimant: N/A

I NEED ALL THE FRIENDS I CAN GET
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 1, 1964
Date of Registration: (if unpublished):
Registration Number: A: 755227
New Matter:
Notes:
Renewal Claimant: No record of renewal found

I THINK I'M ALLERGIC TO MORNING, SNOOPY
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: February 5, 1968
Date of Registration: (if unpublished):
Registration Number: GP: 64321
New Matter:
Notes: On dog house; pennant. Reproduction of drawing on fabric. A Peanuts pennant.
Renewal Claimant: N/A

76 46

UNITED FEATURE SYNDICATE, INC.

GO FLY A KITE, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 15, 1960
Date of Registration: (if unpublished):
Registration Number: A: 477043
New Matter: Compilation
Notes: A New Peanuts book
Renewal Claimant: No record of renewal found

FIRST LANDING ON THE MOON COMMEMORATIVE, 1969
Alternate Title: Application Title: Snoopy Astro
Description: Work of Art
Author: Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 2, 1969
Date of Registration: (if unpublished):
Registration Number: GP: 68241
New Matter:
Notes: Snoopy as astronaut on doghouse; relief medal
Renewal Claimant: N/A

I'VE GOT TO START ACTING MORE SENSIBLE ... TOMORROW!
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 1, 1967
Date of Registration: (if unpublished):
Registration Number: GP: 64322
New Matter:
Notes: Snoopy dancing; pennant. Reproduction of drawing on felt.. A Peanuts pennant.
Renewal Claimant: N/A

FOR A NICKEL I CAN CUR ANYTHING!
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.

747

UNITED FEATURE SYNDICATE, INC.

SNOOPY, DOGS ARE BORN TO SLEEP IN THE SUN
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 1, 1968
Date of Registration: (if unpublished):
Registration Number: GP: 69005
New Matter:
Notes: Smiling Snoopy reclining on rock; sweatshirt. Reproduction of drawing
Renewal Claimant: N/A

MERRY CHRISTMAS FROM ALL OF US, THE PEANUTS GANG
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 6, 1967
Date of Registration: (if unpublished):
Registration Number: GP: 70216
New Matter:
Notes: Grouped around piano; banner. Reproduction of drawing on fabric.
Renewal Claimant: N/A

IT REALLY DOESN'T TAKE MUCH TO MAKE A DAD HAPPY
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 1, 1970
Date of Registration: (if unpublished):
Registration Number: A: 143039
New Matter:
Notes:
Renewal Claimant: N/A

IT'S A DOG'S LIFE, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Date of Publication: April 1, 1970
Date of Registration: (if unpublished):
Registration Number: A: 143041
New Matter:
Notes:
Renewal Claimant: N/A

78 48

UNITED FEATURE SYNDICATE, INC.

Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: January 5, 1962
Date of Registration: (if unpublished):
Registration Number: A: 554653
New Matter: Compilation
Notes: A New Peanuts Book
Renewal Claimant: No record of renewal found

IT'S FUN TO LIE HERE AND LISTEN TO THE SOUNDS OF THE NIGHT!
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 1, 1970
Date of Registration: (if unpublished):
Registration Number: A: 143042
New Matter:
Notes:
Renewal Claimant: N/A

IT'S NICE TO GET HOME TO YOUR OWN BED
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: February 5, 1968
Date of Registration: (if unpublished):
Registration Number: GP: 64329
New Matter:
Notes: Snoopy on roof of dog house; pillow. Reproduction of drawing on fabric.
Renewal Claimant: N/A

79 49

UNITED FEATURE SYNDICATE, INC.

LINUS
Alternate Title: Application Title: Ceramic
Description: Work of Art
Author:
Application Author: Charles Schulz
Copyright Claimant: United Feature Syndicate, Inc. (in notice: United Feature)
Date of Publication: December 15, 1968
Date of Registration: (if unpublished):
Registration Number: GP: 68244
New Matter:
Notes: With blanket, sucking thumb. Ceramics.
Renewal Claimant: N/A

LINUS CHARACTER DOLL; STUFFED
Alternate Title:
Description: Work of Art
Author:
Application Author: Charles M. Schulz
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 1, 1963
Date of Registration: (if unpublished):
Registration Number: GP: 65160
New Matter:
Notes: A Peanuts character doll
Renewal Claimant: No record of renewal found

LINUS, I LOVE MANKIND ... IT'S PEOPLE I CAN'T STAND
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 15, 1965
Date of Registration: (if unpublished):
Registration Number: GP: 64326
New Matter:
Notes: Linus sucking thumb, holding blanket, sweat shirt. Reproduction of drawing on fabric. A Peanuts sweat shirt.
Renewal Claimant: This registration is eligible for renewal this year. However, the renewal has not yet been processed

LINUS, IT DOESN'T MATTER WHAT YOU BELIEVE AS LONG AS YOU'RE SINCERE
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz

80 50

UNITED FEATURE SYNDICATE, INC.

Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 1, 1967
Date of Registration: (if unpublished):
Registration Number: GP: 65624
New Matter:
Notes: Linus raising clenched fist; pennant. Reproduction of drawing on felt. A Peanuts pennant.
Renewal Claimant: N/A

LINUS, PEACE
Alternate Title:
Description: Work of Art
Author:
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 18, 1970
Date of Registration: (if unpublished):
Registration Number: GP: 69184
New Matter:
Notes: Boy with hand forming peace sign and holding blanket; banner. Reproduction of drawing on fabric.
Renewal Claimant: N/A

LINUS, TO KNOW ME IS TO LOVE ME
Alternate Title:
Description: Work of Art
Author: Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 9, 1970
Date of Registration: (if unpublished):
Registration Number: GP: 67749
New Matter:
Notes: Grinning boy with arms outstretched; banner. Reproduction of drawing on fabric.
Renewal Claimant: N/A

LOVE IS TICKLING
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 24, 1967
Date of Registration: (if unpublished):
Registration Number: GP: 62709
New Matter:

81 51

UNITED FEATURE SYNDICATE, INC.

Notes: Linus and Sally; pillow. Reproduction of drawing on fabric.
Renewal Claimant: N/A

LOVE IS WALKING HAND IN HAND
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 15, 1965
Date of Registration: (if unpublished):
Registration Number: A: 756310
New Matter:
Notes:
Renewal Claimant: This registration is eligible for renewal this year. However, the renewal has not yet been processed

LOVE IS WALKING HAND IN HAND
Alternate Title:
Description: Textual work
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 29, 1965
Date of Registration: (if unpublished):
Registration Number: BB: 28413
New Matter:
Notes: In Ladies' Home Journal, July 1965
Renewal Claimant: This registration is eligible for renewal this year. However, the renewal has not yet been processed

LOVE IS WALKING HAND-IN-HAND, LINUS AND SALLY
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: May 1, 1967
Date of Registration: (if unpublished):
Registration Number: GP: 64320
New Matter:
Notes: Pennant. Reproduction of drawing on felt. A Peanuts pennant.
Renewal Claimant: N/A

82 52

UNITED FEATURE SYNDICATE, INC.

LUCY, BLEACH!
Alternate Title:
Description: Work of Art
Author: Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 1, 1970
Date of Registration: (if unpublished):
Registration Number: GP: 67752
New Matter:
Notes: Little girl with protruding tongue; banner. Reproduction of drawing on fabric.
Renewal Claimant: N/A

LUCY CHARACTER DOLL; STUFFED
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author: Charles M. Schulz
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 1, 1963
Date of Registration: (if unpublished):
Registration Number: GP: 65161
New Matter:
Notes: A Peanuts character doll.
Renewal Claimant: No record of renewal found

LUCY, FOR A NICKEL I CAN CURE ANYTHING!
Alternate Title:
Description: Work of Art
Author: Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 1, 1970
Date of Registration: (if unpublished):
Registration Number: GP: 67757
New Matter:
Notes: Lucy in psychiatrist's booth; banner. Reproduction of drawing on fabric.
Renewal Claimant: N/A

LUCY, I DON'T WANT ANY DOWNS; I JUST WANT UPS AND UPS!
Alternate Title:
Description: Work of Art
Author: Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 1, 1970

83 53

UNITED FEATURE SYNDICATE, INC.

Date of Registration: (if unpublished):
Registration Number: GP: 67751
New Matter:
Notes: Irate little girl with fist upraised; banner. Reproduction of drawing on fabric.
Renewal Claimant: N/A

LUCY, I'M FRUSTRATED, INHIBITED AND NO ONE UNDERSTANDS ME
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 15, 1965
Date of Registration: (if unpublished):
Registration Number: GP: 64328
New Matter:
Notes: Lucy standing with arms open; sweat shirt. Reproduction of drawing on fabric. A Peanuts sweat shirt.
Renewal Claimant: This registration is eligible for renewal this year. However, the renewal has not yet been processed

LUCY [SCOWLING]
Alternate Title: Application Title: Ceramic Bank, Lucy
Description: Work of Art
Author:
Application Author: Charles Schulz
Copyright Claimant: United Feature Syndicate, Inc. (in notice: United Feature)
Date of Publication: December 15, 1968
Date of Registration: (if unpublished):
Registration Number: GP: 682242
New Matter:
Notes:
Renewal Claimant: N/A

THE MAD PUNTER STRIKES AGAIN
Alternate Title:
Description: Work of Art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: August 14, 1968
Date of Registration: (if unpublished):
Registration Number: GP: 64324
New Matter:
Notes: Snoopy kicking football; sweat shirt. Reproduction of drawing on fabric.
Renewal Claimant: N/A

84 54

UNITED FEATURE SYNDICATE, INC.

Date of Publication: March 2, 1970
Date of Registration: (if unpublished):
Registration Number: K: 91485
New Matter:
Notes: Two airplane pilots and brick wall motif; gameboard. Col. print.
Renewal Claimant: N/A

THE SNOOPY, COME HOME MOVIE BOOK
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 30, 1972
Date of Registration: (if unpublished):
Registration Number: A: 390665
New Matter:
Notes: Based on the Lee Meldelson-Bill Melendez feature film, Snoopy, Come Home
Renewal Claimant: N/A

THE SNOOPY FESTIVAL
Alternate Title:
Description: Book
Author: Charles M. Schulz with an introduction by Charlie Brown
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 17, 1974
Date of Registration: (if unpublished):
Registration Number: A: 585549
New Matter: Compilation
Notes:
Renewal Claimant: N/A

SNOOPY'S FIRST CODE BOOK
Alternate Title:
Description: Book
Author: Charles M. Schulz and Kathryn Wentzel Lumley
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 21, 1971
Date of Registration: (if unpublished):
Registration Number: A: 447799
New Matter:
Notes:
Renewal Claimant: N/A

85 55

UNITED FEATURE SYNDICATE, INC.

DOGS ACCEPT PEOPLE FOR WHAT THEY ARE
Alternate Title:
Description: Print
Author: Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 24, 1970
Date of Registration: (if unpublished):
Registration Number: K: 95326
New Matter:
Notes: Charlie Brown and Snoopy hugging; poster. Peanuts characters
Renewal Claimant: N/A

DON'T HASSLE ME WITH YOUR SIGHS, CHUCK
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: August 13, 1976
Date of Registration: (if unpublished):
Registration Number: A: 824968
New Matter: Compilation of newspaper strips
Notes:
Renewal Claimant: N/A

86 56

UNITED FEATURE SYNDICATE, INC.

Date of Registration: (if unpublished):
Registration Number: A: 325106
New Matter:
Notes: A Spanish translation of You're Something Else, Charlie Brown
Renewal Claimant: N/A

ERES EL COLMO, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz, translation by Marta Celorio
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 1, 1974
Date of Registration: (if unpublished):
Registration Number: A: 513111
New Matter: Translation
Notes: A Spanish translation of You're Out of Sight, Charlie Brown
Renewal Claimant: N/A

ESTAS PERDIDO, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz, translation by Marta Celorio
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 1, 1974
Date of Registration: (if unpublished):
Registration Number: A: 512691
New Matter: Spanish translation
Notes: A Spanish translation of You've Got It, Charlie Brown
Renewal Claimant: N/A

GOOD OL' CHARLIE BROWN GAME
Alternate Title:
Description: Print
Author: Author of the print: Milton Bradley Co.
Application Author:
Copyright Claimant: United Features Syndicate, Inc. (in notice: United Feature Syndicate, Inc.)
Date of Publication: March 1, 1971
Date of Registration: (if unpublished):
Registration Number: A: 94559
New Matter:
Notes: Col. print.
Renewal Claimant: N/A

87 57

UNITED FEATURE SYNDICATE, INC.

GOOD OL' CHARLIE BROWN GAME; 4139
Alternate Title:
Description: Print
Author:
Application Author: Milton Bradley Co.
Copyright Claimant: United Features [sic] Syndicate, Inc.
Date of Publication: March 1, 1971
Date of Registration: (if unpublished):
Registration Number: KK: 222381
New Matter:
Notes: On wrapper
Renewal Claimant: N/A

"HA HA, HERMAN," CHARLIE BROWN; A NEW PEANUTS BOOK
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 24, 1972
Date of Registration: (if unpublished):
Registration Number: A: 377196
New Matter: Compilation
Notes:
Renewal Claimant: N/A

HAPPINESS IS LOVING YOUR ENEMIES, SNOOPY
Alternate Title: Application Title: SNOOPY: HAPPINESS IS LOVING YOUR ENEMIES
Description: Work of art
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: February 5, 1968
Date of Registration: (if unpublished):
Registration Number: GP: 93022
New Matter:
Notes: Reproduction of drawing on fabric; pennant. Snoopy with 2 cartoon rabbits.
Renewal Claimant: N/A

88 58

UNITED FEATURE SYNDICATE, INC.

Date of Registration: (if unpublished):
Registration Number: LP: 46366
New Matter:
Notes: Production in association with Charles Schulz Creative Associates
Renewal Claimant: N/A

HE'S YOUR DOG CHARLIE BROWN
Alternate Title:
Description: Motion picture
Author: Lee Mendelson Film Productions and Bill Melendez Productions
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: February 14, 1968
Date of Registration: (if unpublished):
Registration Number: LP: 39328
New Matter:
Notes: Produced in cooperation with United Feature Syndicate
Renewal Claimant: N/A

HORRAY FOR YOU, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 13, 1977
Date of Registration: (if unpublished):
Registration Number: A: 916035
New Matter:
Notes: Copyright is claimed on text and art, editing revisions, compilation and depiction of characters
Renewal Claimant: N/A

HOW CAN YOU DO NEW MATH PROBLEMS WITH AN OLD MATH MIND?
Alternate Title:
Description: Print
Author: Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 24, 1970
Date of Registration: (if unpublished):
Registration Number: K: 95323
New Matter:
Notes: Charlie Brown at desk; poster. Peanuts characters. Col. serigraph.
Renewal Claimant: N/A

89 59

UNITED FEATURE SYNDICATE, INC.

I NEVER PROMISED YOU AN APPLE ORCHARD; THE COLLECTED WRITINGS OF SNOOPY
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 12, 1976
Date of Registration: (if unpublished):
Registration Number: A: 756679
New Matter:
Notes:
Renewal Claimant: N/A

I LOVE MANKIND, IT'S PEOPLE I CAN'T STAND!
Alternate Title:
Description: Print
Author: Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 24, 1970
Date of Registration: (if unpublished):
Registration Number: K: 95327
New Matter:
Notes: Linus clutching blanket, thumb in mouth; poster. Peanuts characters. Col. serigraph
Renewal Claimant: N/A

IT WAS A SHORT SUMMER, CHARLIE BROWN
Alternate Title:
Description: Motion picture
Author:
Application Author:
Copyright Claimant: United Feature, Inc. a.a.d.o. United Feature Syndicate, Inc.
Date of Publication: September 27, 1969
Date of Registration: (if unpublished):
Registration Number: LP: 39335
New Matter:
Notes:
Renewal Claimant: N/A

IT'S A BIRD, CHARLIE BROWN; GAF VIEWMASTER
Alternate Title:
Description: Book
Author:
Application Author: GAP Corporation
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 13, 1974 (in notice: 1973)

680

UNITED FEATURE SYNDICATE, INC.

Date of Registration: (if unpublished):
Registration Number: A: 581110
New Matter:
Notes: 1 volume and slides on 3 cards in envelope
Renewal Claimant: N/A

IT'S ANOTHER HOLIDAY, CHARLIE BROWN
Alternate Title:
Description: Textual work
Author: Charles M. Schulz
Application Author: Text, ill., editing, revisions, compilation and depiction of characters: Random House, Inc., employer for hire
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 13, 1977
Date of Registration: (if unpublished):
Registration Number: TX: 91-149
New Matter:
Notes:
Renewal Claimant: N/A

69

UNITED FEATURE SYNDICATE, INC.

IT'S ARBOR DAY, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author: Random House, Inc., employer for hire
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 5, 1977
Date of Registration: (if unpublished):
Registration Number: A: 888646
New Matter: Text and pictorial matter
Notes: Based on the television production: Its' Arbor Day, Charlie Brown
Renewal Claimant: N/A

IT'S GOOD TO HAVE A FRIEND
Alternate Title:
Description: Print
Author: Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 24, 1970
Date of Registration: (if unpublished):
Registration Number: K: 95324
New Matter:
Notes: Snoopy on roof of doghouse with bird on his stomach; poster. Peanuts characters
Renewal Claimant: N/A

652

UNITED FEATURE SYNDICATE, INC.

Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 9, 1974
Date of Registration: (if unpublished):
Registration Number: LP: 43627
New Matter:
Notes: A Lee Meldelson, Bill Melendez production. Produced in cooperation with United Feature Syndicate, Inc. and Charles M. Schulz Creative Assoc.
Renewal Claimant: N/A

L'ENCREVABLE CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 26, 1971
Date of Registration: (if unpublished):
Registration Number: A: 275462
New Matter: Translation

9363

UNITED FEATURE SYNDICATE, INC.

BE MY VALENTINE, CHARLIE BROWN
Alternate Title:
Description: Motion picture
Author: Lee Mendelson and Bill Melendez
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: January 28, 1975
Date of Registration: (if unpublished):
Registration Number: LP: 44195
New Matter:
Notes: Produced in cooperation with United Feature Syndicate, Inc. and Charles M. Schulz Creative Associates
Renewal Claimant: N/A

THE CHARLIE BROWN DICTIONARY
Alternate Title:
Description: Textual work
Author: Charles M. Schulz
Application Author: United Feature Syndicate, Inc., employer for hire
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 15, 1973
Date of Registration: (if unpublished):
Registration Number: TX: 365-990
New Matter:
Notes: Based on the Rainbow Dictionary by Wendell W. Wright
Renewal Claimant: N/A

964

UNITED FEATURE SYNDICATE, INC.

Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 6, 1973
Date of Registration: (if unpublished):
Registration Number: LP: 42787
New Matter:
Notes: Production by Lee Mendelson and Bill Melendez in cooperation with United Feature Syndicate, Inc. and Charles M. Schulz Creative Associates
Renewal Claimant: N/A

CHARLIE BROWN'S SECOND SUPER BOOK OF QUESTIONS AND ANSWERS: ABOUT THE EARTH AND SPACE, FROM PLANTS TO PLANETS!
Alternate Title:
Description: Book
Author: By Charles M. Schulz, editor: Hedda Nussbaum
Application Author: Random House, Inc.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 12, 1977
Date of Registration: (if unpublished):
Registration Number: A: 915752
New Matter:
Notes: Based on the Charlie Brown characters. Copyright is claimed on new text, editing, revisions, compilation, depiction of characters and new art.
Renewal Claimant: N/A

CHARLIE BROWN'S SUPER BOOK OF THINGS TO DO AND COLLECT
Alternate Title:
Description: Book
Author:
Application Author: Random House, Inc., employer for hire
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 17, 1975
Date of Registration: (if unpublished):
Registration Number: A: 694325

95 65

UNITED FEATURE SYNDICATE, INC.

CHARLIE BROWN'S SUPER BOOK OF QUESTIONS AND ANSWERS ABOUT ALL KINDS OF ANIMALS, FROM SNAILS TO PEOPLE!
Alternate Title:
Description: Book
Author: Art director: Eleanor Ehrhardt, editor: Hedda Nussbaum
Application Author: Random House, Inc.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 24, 1976
Date of Registration: (if unpublished):
Registration Number: A: 810281
New Matter:
Notes: Based on the Charles M. Schulz characters. Some illustrations previously published in Science for Human Value
Renewal Claimant: N/A

COMICAL BIRD
Alternate Title:
Description: Visual art
Author:
Application Author: Determined Productions, Inc., employer for hire
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: February 15, 1972
Date of Registration: (if unpublished):
Registration Number: VA: 55-638
New Matter: 3-dimensional rendition
Notes: Peanuts by Charles M. Schulz, previously registered in 1965 (B: 195761)
Renewal Claimant: N/A

COWABUNGA!
Alternate Title:
Description: Print
Author: Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 24, 1970
Date of Registration: (if unpublished):
Registration Number: K: 95325
New Matter:
Notes: Snoopy on surfboard; poster. Peanuts characters.
Renewal Claimant: N/A

96 66

UNITED FEATURE SYNDICATE, INC.

PEANUTS COLORING BOOK
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author: Saalfield Pub. Co.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: February 22, 1972
Date of Registration: (if unpublished):
Registration Number: A: 337404
New Matter: New cover
Notes: From the famous comic strip by Charles M. Schulz
Renewal Claimant: N/A

PEANUTS COLORING BOOK
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author: Saalfield Pub. Co.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: February 22, 1972 (in notice: 1971)

67

UNITED FEATURE SYNDICATE, INC.

PEANUTS COLORING BOOK
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author: Saalfield Pub. Co.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: February 22, 1972 (in notice: 1971)
Date of Registration: (if unpublished):
Registration Number: A: 337405
New Matter: New cover
Notes: From the famous comic strip by Charles M. Schulz. Authorized edition
Renewal Claimant: N/A

PEANUTS COLORING BOOK FEATURING LINUS
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author: Saalfield Pub. Co.
Copyright Claimant: United Features [i.e. Feature] Syndicate, Inc.
Date of Publication: October 15, 1971
Date of Registration: (if unpublished):
Registration Number: A: 337395
New Matter: New cover
Notes: From the famous comic strip by Charles M. Schulz
Renewal Claimant: N/A

9868

UNITED FEATURE SYNDICATE, INC.

PEANUTS JUBILEE: MY LIFE AND ART WITH CHARLIE BROWN AND OTHERS
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 2, 1975
Date of Registration: (if unpublished):
Registration Number: A: 694762
New Matter: Compilation
Notes:
Renewal Claimant: N/A

PLAY IS AGAIN, CHARLIE BROWN
Alternate Title:
Description: Motion picture
Author: Written by Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 28, 1971
Date of Registration: (if unpublished):
Registration Number: LP: 39330
New Matter:
Notes: Lee Meldelson Film Productions and Bill Melendez Productions. Production in cooperation with United Feature Syndicate
Renewal Claimant: N/A

PLAY IT AGAIN, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: October 30, 1971
Date of Registration: (if unpublished):
Registration Number: A: 295253
New Matter: Text
Notes:
Renewal Claimant: N/A

10070

UNITED FEATURE SYNDICATE, INC.

SIEMPRE A FLOTE, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 26, 1971
Date of Registration: (if unpublished):
Registration Number: A: 275463
New Matter: Translation
Notes: Spanish translation of The Unsinkable Charlie Brown
Renewal Claimant: N/A

SNOOPY!
Alternate Title:
Description: Unpublished dramatic work
Author: Book by Warren Lockhart, Arthur Whitelaw and Michael L. Grace, lyrics by Hal Hackaday, music by Larry Grossman
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 23, 1977
Date of Registration: (if unpublished):
Registration Number: DU: 105315
New Matter:
Notes: Based on the comic strip Peanuts by Charles M. Schulz
Renewal Claimant: N/A

SNOOPY AND "IT WAS A DARK AND STORMY NIGHT"
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 28, 1971
Date of Registration: (if unpublished):
Registration Number: A: 277600
New Matter:
Notes:
Renewal Claimant: N/A

SNOOPY AND THE RED BARON
Alternate Title:
Description: Print
Author: Print by Milton Bradley Co.
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.

101 71

UNITED FEATURE SYNDICATE, INC.

TE VAS A DESNUCAR, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: January 3, 1972
Date of Registration: (if unpublished):
Registration Number: A: 325108
New Matter:
Notes: A Spanish translation of You'll Flip, Charlie Brown
Renewal Claimant: N/A

102 72

UNITED FEATURE SYNDICATE, INC.

THOMPSON IS IN TROUBLE, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: June 18, 1973
Date of Registration: (if unpublished):
Registration Number: A: 450445
New Matter: Compilation
Notes: Cartoons previously published
Renewal Claimant: N/A

TU ES DANS LE VENT, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: January 3, 1972
Date of Registration: (if unpublished):
Registration Number: A: 325134
New Matter: Translation
Notes: A French translation of You're Something Else, Charlie Brown
Renewal Claimant: N/A

TU ES LE PLUS BEAU, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz, translation by Maurice Ghnassia
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 1, 1974
Date of Registration: (if unpublished):

10373

Registration Number: A: 512693
New Matter: French translation
Notes: A French translation of You're Out of Sight, Charlie Brown
Renewal Claimant: N/A

TU N'EN REVIENDRAS PAS, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: January 3, 1972
Date of Registration: (if unpublished):
Registration Number: A: 325140
New Matter: Translation
Notes: A French translation of You'll Flip, Charlie Brown
Renewal Claimant: N/A

NO ONE UNDERSTANDS US CRABBY PEOPLE!
Alternate Title:
Description: Print
Author: Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 24, 1970
Date of Registration: (if unpublished):
Registration Number: K: 95322
New Matter:
Notes: Lucy gesticulating; poster. Col. serigraph. Peanuts characters.
Renewal Claimant: N/A

PEANUTS
Alternate Title:
Description: Textual work
Author: Charles M. Schulz
Application Author: Compilation: Holt, Rinehart and Winston, C B S Educational Publishing, a division of C B S, Inc. (formerly Holt, Rinehart and Winston, Inc.), employer for hire
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: July 31, 1952
Date of Registration: (if unpublished):
Registration Number: TX: 611-087
New Matter: Selection and arrangement
Notes: Comic strips first appeared in various 1950-1952 issues of United Feature Comics.
Renewal Claimant: N/A

PEANUTS COLORING BOOK
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author: Saalfield Pub. Co.
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: November 10, 1970
Date of Registration: (if unpublished):
Registration Number: A: 274247
New Matter: New covers
104
74
Notes: From the famous comic strip by Charles M. Schulz. Authorized edition.
Renewal Claimant: N/A

UNITED FEATURE SYNDICATE, INC.

SNOOPY'S GRAND SLAM
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: November 7, 1972
Date of Registration: (if unpublished):
Registration Number: A: 395871
New Matter:
Notes:
Renewal Claimant: N/A

SNOOPY'S SECRET CODE BOOK
Alternate Title:
Description: Book
Author: Charles M. Schulz and Kathryn Wentzel Lumley
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 27, 1971
Date of Registration: (if unpublished):
Registration Number: A: 440330
New Matter:
Notes:
Renewal Claimant: N/A

SNOOPY'S YELLOW CODE BOOK
Alternate Title:
Description: Book
Author: Charles M. Schulz and Kathryn W. Lumley
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: April 25, 1972
Date of Registration: (if unpublished):
Registration Number: A: 341543
New Matter:
Notes:
Renewal Claimant: N/A

SPEAK SOFTLY AND CARRY A BEAGLE
Alternate Title:
Description: Book
Author: Charles M. Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: August 4, 1975

105 75

ME FAIRE CA A MOI, CHARLIE BROWN
Alternate Title:
Description: Book
Author: Charles M. Schulz, translation by Maurice Ghnassia
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: March 1, 1974
Date of Registration: (if unpublished):
Registration Number: A: 538835
New Matter: Translation
Notes: French translation of You've Had It, Charlie Brown
Renewal Claimant: N/A

LIFE IS ONE BIG THRILL AFTER ANOTHER!
Alternate Title:
Description: Print
Author: Schulz
Application Author:
Copyright Claimant: United Feature Syndicate, Inc.
Date of Publication: September 24, 1970
Date of Registration: (if unpublished):
Registration Number: K: 95329
New Matter:
Notes: Snoopy with entourage of birds; poster. Peanuts characters. Col. serigraph.
Renewal Claimant: N/A

LUCY'S TEA PARTY GAME
Alternate Title:
Description: Print
Author:
Application Author: Milton Bradley Co.
Copyright Claimant: United Features [sic] Syndicate, Inc.
Date of Publication: March 1, 1971
Date of Registration: (if unpublished):
Registration Number: KK: 222382
New Matter:
Notes:
Renewal Claimant: N/A

106 76

Registration Number / Date:
RE0000023033 / 1979-05-21
Renewal registration for: B00000289276 / 1951-01-05
Title: United feature comics. Vol. 12, no. 30, Jan. 5, 1951.

Registration Number / Date:
RE0000023032 / 1979-05-21
Renewal registration for: B00000289277 / 1951-01-12
Title: United feature comics. Vol. 12, no. 31, Jan. 12, 1951.

Registration Number / Date:
RE0000023034 / 1979-05-21
Renewal registration for: B00000289278 / 1951-01-19
Title: United feature comics. Vol. 12, no. 32, Jan. 19, 1951.

Registration Number / Date:
RE0000023035 / 1979-05-21
Renewal registration for: B00000289279 / 1951-01-26
Title: United feature comics. Vol. 12, no. 33, Jan. 26, 1951.

Registration Number / Date:
RE0000023036 / 1979-05-21
Renewal registration for: B00000293479 / 1951-02-02
Title: United feature comics. Vol. 12, no. 34, Feb. 2, 1951.

Registration Number / Date:
RE0000023037 / 1979-05-21
Renewal registration for: B00000293480 / 1951-02-09
Title: United feature comics. Vol. 12, no. 35, Feb. 9, 1951.

Registration Number / Date:
RE0000023038 / 1979-05-21
Renewal registration for: B00000293481 / 1951-02-16
Title: United feature comics. Vol. 12, no. 36, Feb. 16, 1951.

107

Registration Number / Date:
RE0000023039 / 1979-05-21
Renewal registration for: B00000293482 / 1951-02-23
Title: United feature comics. Vol. 12, no. 37, Feb. 23, 1951.

Registration Number / Date:
RE0000023040 / 1979-05-21
Renewal registration for: B00000300191 / 1951-03-02
Title: United feature comics. Vol. 12, no. 38, Mar. 2, 1951.

Registration Number / Date:
RE0000023041 / 1979-05-21
Renewal registration for: B00000300192 / 1951-03-09
Title: United feature comics. Vol. 12, no. 39, Mar. 9, 1951.

Registration Number / Date:
RE0000023042 / 1979-05-21
Renewal registration for: B00000300193 / 1951-03-16
Title: United feature comics. Vol. 12, no. 40, Mar. 16, 1951.

Registration Number / Date:
RE0000023043 / 1979-05-21
Renewal registration for: B00000300194 / 1951-03-23
Title: United feature comics. Vol. 12, no. 41, Mar. 23, 1951.

Registration Number / Date:
RE0000023044 / 1979-05-21
Renewal registration for: B00000300195 / 1951-03-30
Title: United feature comics. Vol. 12, no. 42, Mar. 30, 1951.

Registration Number / Date:
RE0000023045 / 1979-05-21
Renewal registration for: B00000302116 / 1951-04-06

108

Title: United feature comics. Vol. 12, no. 43, Apr. 6, 1951.

Registration Number / Date:
RE0000023046 / 1979-05-21
Renewal registration for: B00000302117 / 1951-04-13
Title: United feature comics. Vol. 12, no. 44, Apr. 13, 1951.

Registration Number / Date:
RE0000023047 / 1979-05-21
Renewal registration for: B00000302118 / 1951-04-20
Title: United feature comics. Vol. 12, no. 45, Apr. 20, 1951.

Registration Number / Date:
RE0000023048 / 1979-05-21
Renewal registration for: B00000302119 / 1951-04-27
Title: United feature comics. Vol. 12, no. 46, Apr. 27, 1951.

Registration Number / Date:
RE0000023049 / 1979-05-21
Renewal registration for: B00000309441 / 1951-05-04
Title: United feature comics. Vol. 12, no. 47, May 4, 1951.

Registration Number / Date:
RE0000023050 / 1979-05-21
Renewal registration for: B00000309442 / 1951-05-11
Title: United Feature comics. Vol. 12, no. 48, May 11, 1951.

Registration Number / Date:
RE0000023051 / 1979-05-21
Renewal registration for: B00000309443 / 1951-05-18

109

Title: United Feature comics. Vol. 12, no. 49, May 18, 1951.

Registration Number / Date:
RE0000023052 / 1979-05-21
Renewal registration for: B00000309444 / 1951-05-25
Title: United Feature comics. Vol. 12, no. 50, May 25, 1951.

Registration Number / Date:
RE0000023053 / 1979-05-21
Renewal registration for: B00000310618 / 1951-06-01
Title: United Feature comics. Vol. 12, no. 51, June 1, 1951.

Registration Number / Date:
RE0000023054 / 1979-05-21
Renewal registration for: B00000310619 / 1951-06-08
Title: United Feature comics. Vol. 12, no. 52, June 8, 1951.

Registration Number / Date:
RE0000023076 / 1979-05-21
Renewal registration for: B00000333109 / 1951-11-09
Title: United Feature comics. Vol. 13 (called 14), no. 22, Nov. 9, 1951.

Registration Number / Date:
RE0000023077 / 1979-05-21
Renewal registration for: B00000333110 / 1951-11-16
Title: United Feature comics. Vol. 13 (called 15), no. 23, Nov. 16, 1951.

Registration Number / Date:
RE0000023078 / 1979-05-21
Renewal registration for: B00000333111 / 1951-11-23

110

Title: United Feature comics. Vol. 13 (called 16), no. 24, Nov. 23, 1951.

Registration Number / Date:
RE0000023079 / 1979-05-21
Renewal registration for: B00000333112 / 1951-11-30
Title: United Feature comics. Vol. 13 (called 17), no. 25, Nov. 30, 1951.

Registration Number / Date:
RE0000023055 / 1979-05-21
Renewal registration for: B00000310620 / 1951-06-15
Title: United Feature comics. Vol. 13, no. 1, June 15, 1951.

Registration Number / Date:
RE0000023064 / 1979-05-21
Renewal registration for: B00000320938 / 1951-08-17
Title: United Feature comics. Vol. 13, no. 10, Aug. 17, 1951.

Registration Number / Date:
RE0000023065 / 1979-05-21
Renewal registration for: B00000320939 / 1951-08-24
Title: United Feature comics. Vol. 13, no. 11, Aug. 24, 1951.

Registration Number / Date:
RE0000023066 / 1979-05-21
Renewal registration for: B00000320940 / 1951-08-31
Title: United Feature comics. Vol. 13, no. 12, Aug. 31, 1951.

Registration Number / Date:
RE0000023067 / 1979-05-21
Renewal registration for: B00000326485 / 1951-09-07
Title: United Feature comics. Vol. 13, no. 13, Sept. 7, 1951.

111

Registration Number / Date:
RE0000023068 / 1979-05-21
Renewal registration for: B00000326486 / 1951-09-14
Title: United Feature comics. Vol. 13, no. 14, Sept. 14, 1951.

Registration Number / Date:
RE0000023069 / 1979-05-21
Renewal registration for: B00000326487 / 1951-09-21
Title: United Feature comics. Vol. 13, no. 15, Sept. 21, 1951.

Registration Number / Date:
RE0000023070 / 1979-05-21
Renewal registration for: B00000326488 / 1951-09-28
Title: United Feature comics. Vol. 13, no. 16, Sept. 28, 1951.

Registration Number / Date:
RE0000023071 / 1979-05-21
Renewal registration for: B00000328087 / 1951-10-05
Title: United Feature comics. Vol. 13, no. 17, Oct. 5, 1951.

Registration Number / Date:
RE0000023072 / 1979-05-21
Renewal registration for: B00000328088 / 1951-10-12
Title: United Feature comics. Vol. 13, no. 18, Oct. 12, 1951.

Registration Number / Date:
RE0000023073 / 1979-05-21
Renewal registration for: B00000328089 / 1951-10-19
Title: United Feature comics. Vol. 13, no. 19, Oct. 19, 1951.

112

Registration Number / Date:
RE0000023056 / 1979-05-21
Renewal registration for: B00000310621 / 1951-06-22
Title: United Feature comics. Vol. 13, no. 2, June 22, 1951.

Registration Number / Date:
RE0000023074 / 1979-05-21
Renewal registration for: B00000328090 / 1951-10-26
Title: United Feature comics. Vol. 13, no. 20, Oct. 26, 1951.

Registration Number / Date:
RE0000023075 / 1979-05-21
Renewal registration for: B00000333108 / 1951-11-02
Title: United Feature comics. Vol. 13, no. 21, Nov. 2, 1951.

Registration Number / Date:
RE0000023080 / 1979-05-21
Renewal registration for: B00000338443 / 1951-12-07
Title: United Feature comics. Vol. 13, no. 26, Dec. 7, 1951.

Registration Number / Date:
RE0000023081 / 1979-05-21
Renewal registration for: B00000338444 / 1951-12-14
Title: United Feature comics. Vol. 13, no. 27, Dec. 14, 1951.

Registration Number / Date:
RE0000023082 / 1979-05-21
Renewal registration for: B00000338445 / 1951-12-21
Title: United Feature comics. Vol. 13, no. 28, Dec. 21, 1951.

113

Registration Number / Date:
RE0000023083 / 1979-05-21
Renewal registration for: B00000338446 / 1951-12-28
Title: United Feature comics. Vol. 13, no. 29, Dec. 28, 1951.

Registration Number / Date:
RE0000023057 / 1979-05-21
Renewal registration for: B00000310622 / 1951-06-29
Title: United Feature comics. Vol. 13, no. 3, June 29, 1951.

Registration Number / Date:
RE0000023058 / 1979-05-21
Renewal registration for: B00000315630 / 1951-07-06
Title: United Feature comics. Vol. 13, no. 4, July 6, 1951.

Registration Number / Date:
RE0000023061 / 1979-05-21
Renewal registration for: B00000317256 / 1951-07-13
Title: United Feature comics. Vol. 13, no. 5, July 13, 1951.

Registration Number / Date:
RE0000023059 / 1979-05-21
Renewal registration for: B00000315631 / 1951-07-20
Title: United Feature comics. Vol. 13, no. 6, July 20, 1951.

Registration Number / Date:
RE0000023060 / 1979-05-21
Renewal registration for: B00000315632 / 1951-07-27
Title: United Feature comics. Vol. 13, no. 7, July 27, 1951.

Registration Number / Date:
RE0000023062 / 1979-05-21

114

Renewal registration for: B00000320936 / 1951-08-03
Title: United Feature comics. Vol. 13, no. 8, Aug. 3, 1951.

Registration Number / Date:
RE0000023063 / 1979-05-21
Renewal registration for: B00000320937 / 1951-08-10
Title: United Feature comics. Vol. 13, no. 9, Aug. 10, 1951.

Registration Number / Date:
TX0000611087 / 1980-12-31
Title: Peanuts / by Charles M. Schulz.

Registration Number / Date:
RE0000085865 / 1980-12-22
Renewal registration for: TX0000611087 / 1952-07-31
Title: Peanuts. Selection & arr. of Peanuts comic strips: Holt, Rinehart, and Winston, C B S Educational Publishing, a division of C B S, Inc.

Registration Number / Date:
RE0000075476 / 1980-12-24
Renewal registration for: B00000340457 / 1952-01-04
Title: United Feature comics. Vol. 13, no. 30, Jan. 4, 1952.

Registration Number / Date:
RE0000075477 / 1980-12-24
Renewal registration for: B00000340458 / 1952-01-11
Title: United Feature comics. Vol. 13, no. 31, Jan. 11, 1952.

Registration Number / Date:
RE0000075478 / 1980-12-24
Renewal registration for: B00000340459 / 1952-01-18
Title: United Feature comics. Vol. 13, no. 32, Jan. 18, 1952.

115

Registration Number / Date:
RE0000075479 / 1980-12-24
Renewal registration for: B00000340460 / 1952-01-25
Title: United Feature comics. Vol. 13, no. 33, Jan. 25, 1952.

Registration Number / Date:
RE0000075480 / 1980-12-24
Renewal registration for: B00000348786 / 1952-02-01
Title: United Feature comics. Vol. 13, no. 34, Feb. 1, 1952.

Registration Number / Date:
RE0000075481 / 1980-12-24
Renewal registration for: B00000348787 / 1952-02-08
Title: United Feature comics. Vol. 13, no. 35, Feb. 8, 1952.

Registration Number / Date:
RE0000075482 / 1980-12-24
Renewal registration for: B00000348788 / 1952-02-15
Title: United Feature comics. Vol. 13, no. 36, Feb. 15, 1952.

Registration Number / Date:
RE0000075483 / 1980-12-24
Renewal registration for: B00000348789 / 1952-02-22
Title: United Feature comics. Vol. 13, no. 37, Feb. 22, 1952.

Registration Number / Date:
RE0000075484 / 1980-12-24
Renewal registration for: B00000348790 / 1952-02-29
Title: United Feature comics. Vol. 13, no. 38, Feb. 29, 1952.

116

Registration Number / Date:
RE0000075485 / 1980-12-24
Renewal registration for: B00000349790 / 1952-03-07
Title: United Feature comics. Vol. 13, no. 39, Mar. 7, 1952.

Registration Number / Date:
RE0000075486 / 1980-12-24
Renewal registration for: B00000349791 / 1952-03-14
Title: United Feature comics. Vol. 13, no. 40, Mar. 14, 1952.

Registration Number / Date:
RE0000075487 / 1980-12-24
Renewal registration for: B00000349792 / 1952-03-21
Title: United Feature comics. Vol. 13, no. 41, Mar. 21, 1952.

Registration Number / Date:
RE0000075488 / 1980-12-24
Renewal registration for: B00000349793 / 1952-03-28
Title: United Feature comics. Vol. 13, no. 42, Mar. 28, 1952.

Registration Number / Date:
RE0000075489 / 1980-12-24
Renewal registration for: B00000356624 / 1952-04-04
Title: United Feature comics. Vol. 13, no. 43, Apr. 4, 1952.

Registration Number / Date:
RE0000075490 / 1980-12-24
Renewal registration for: B00000356625 / 1952-04-11
Title: United Feature comics. Vol. 13, no. 44, Apr. 11, 1952.

117

Registration Number / Date:
RE0000075491 / 1980-12-24
Renewal registration for: B00000356626 / 1952-04-18
Title: United Feature comics. Vol. 13, no. 45, Apr. 18, 1952.

Registration Number / Date:
RE0000075492 / 1980-12-24
Renewal registration for: B00000356627 / 1952-04-25
Title: United Feature comics. Vol. 13, no. 46, Apr. 25, 1952.

Registration Number / Date:
RE0000075493 / 1980-12-24
Renewal registration for: B00000359016 / 1952-05-02
Title: United Feature comics. Vol. 13, no. 47, May 2, 1952.

Registration Number / Date:
RE0000075494 / 1980-12-24
Renewal registration for: B00000359017 / 1952-05-09
Title: United Feature comics. Vol. 13, no. 48, May 9, 1952.

Registration Number / Date:
RE0000075495 / 1980-12-24
Renewal registration for: B00000359018 / 1952-05-16
Title: United Feature comics. Vol. 13, no. 49, May 16, 1952.

Registration Number / Date:
RE0000075496 / 1980-12-24
Renewal registration for: B00000359019 / 1952-05-23
Title: United Feature comics. Vol. 13, no. 50, May 23, 1952.

118

Registration Number / Date:
RE0000075497 / 1980-12-24
Renewal registration for: B00000359020 / 1952-05-30
Title: United Feature comics. Vol. 13, no. 51, May 30, 1952.

Registration Number / Date:
RE0000075498 / 1980-12-24
Renewal registration for: B00000365282 / 1952-06-06
Title: United Feature comics. Vol. 13, no. 52, June 6, 1952.

Registration Number / Date:
RE0000075499 / 1980-12-24
Renewal registration for: B00000365283 / 1952-06-13
Title: United Feature comics. Vol. 14, no. 1, June 13, 1952.

Registration Number / Date:
RE0000075508 / 1980-12-24
Renewal registration for: B00000376148 / 1952-08-15
Title: United Feature comics. Vol. 14, no. 10, Aug. 15, 1952.

Registration Number / Date:
RE0000075509 / 1980-12-24
Renewal registration for: B00000376149 / 1952-08-22
Title: United Feature comics. Vol. 14, no. 11, Aug. 22, 1952.

Registration Number / Date:
RE0000075510 / 1980-12-24
Renewal registration for: B00000376150 / 1952-08-29
Title: United Feature comics. Vol. 14, no. 12, Aug. 29, 1952.

Registration Number / Date:
RE0000075511 / 1980-12-24
Renewal registration for: B00000380322 / 1952-09-05

119

Title: United Feature comics. Vol. 14, no. 13, Sept. 5, 1952.

Registration Number / Date:
RE0000075512 / 1980-12-24
Renewal registration for: B00000380323 / 1952-09-12
Title: United Feature comics. Vol. 14, no. 14, Sept. 12, 1952.

Registration Number / Date:
RE0000075513 / 1980-12-24
Renewal registration for: B00000380324 / 1952-09-19
Title: United Feature comics. Vol. 14, no. 15, Sept. 19, 1952.
Copyright Claimant:

Registration Number / Date:
RE0000075514 / 1980-12-24
Renewal registration for: B00000380325 / 1952-09-26
Title: United Feature comics. Vol. 14, no. 16, Sept. 26, 1952.

Registration Number / Date:
RE0000075515 / 1980-12-24
Renewal registration for: B00000383400 / 1952-10-03
Title: United Feature comics. Vol. 14, no. 17, Oct. 3, 1952.

Registration Number / Date:
RE0000075516 / 1980-12-24
Renewal registration for: B00000383401 / 1952-10-10
Title: United Feature comics. Vol. 14, no. 18, Oct. 10, 1952.

Registration Number / Date:
RE0000075517 / 1980-12-24
Renewal registration for: B00000383402 / 1952-10-17

120

Title: United Feature comics. Vol. 14, no. 19, Oct. 17, 1952.

Registration Number / Date:
RE0000075500 / 1980-12-24
Renewal registration for: B00000365284 / 1952-06-20
Title: United Feature comics. Vol. 14, no. 2, June 20, 1952.

Registration Number / Date:
RE0000075518 / 1980-12-24
Renewal registration for: B00000383403 / 1952-10-24
Title: United Feature comics. Vol. 14, no. 20, Oct. 24, 1952.

Registration Number / Date:
RE0000075519 / 1980-12-24
Renewal registration for: B00000383404 / 1952-10-31
Title: United Feature comics. Vol. 14, no. 21, Oct. 31, 1952.

Registration Number / Date:
RE0000075520 / 1980-12-24
Renewal registration for: B00000393866 / 1952-11-07
Title: United Feature comics. Vol. 14, no. 22, Nov. 7, 1952.

Registration Number / Date:
RE0000075521 / 1980-12-24
Renewal registration for: B00000393867 / 1952-11-14
Title: United Feature comics. Vol. 14, no. 23, Nov. 14, 1952.

Registration Number / Date:
RE0000075522 / 1980-12-24

121

Renewal registration for: B00000393868 / 1952-11-21
Title: United Feature comics. Vol. 14, no. 24, Nov. 21, 1952.

Registration Number / Date:
RE0000075523 / 1980-12-24
Renewal registration for: B00000393869 / 1952-11-28
Title: United Feature comics. Vol. 14, no. 25, Nov. 28, 1952.

Registration Number / Date:
RE0000075524 / 1980-12-24
Renewal registration for: B00000395908 / 1952-12-05
Title: United Feature comics. Vol. 14, no. 26, Dec. 5, 1952.

Registration Number / Date:
RE0000075525 / 1980-12-24
Renewal registration for: B00000395909 / 1952-12-12
Title: United Feature comics. Vol. 14, no. 27, Dec. 12, 1952.

Registration Number / Date:
RE0000075526 / 1980-12-24
Renewal registration for: B00000395910 / 1952-12-19
Title: United Feature comics. Vol. 14, no. 28, Dec. 19, 1952.

Registration Number / Date:
RE0000075527 / 1980-12-24
Renewal registration for: B00000395911 / 1952-12-26
Title: United Feature comics. Vol. 14, no. 29, Dec. 26, 1952.

Registration Number / Date:

122

RE0000075501 / 1980-12-24
Renewal registration for: B00000365285 / 1952-06-27
Title: United Feature comics. Vol. 14, no. 3, June 27, 1952.

Registration Number / Date:
RE0000075502 / 1980-12-24
Renewal registration for: B00000370924 / 1952-07-04
Title: United Feature comics. Vol. 14, no. 4, July 4, 1952.

Registration Number / Date:
RE0000075503 / 1980-12-24
Renewal registration for: B00000370925 / 1952-07-11
Title: United Feature comics. Vol. 14, no. 5, July 11, 1952.

Registration Number / Date:
RE0000075504 / 1980-12-24
Renewal registration for: B00000370926 / 1952-07-18
Title: United Feature comics. Vol. 14, no. 6, July 18, 1952.

Registration Number / Date:
RE0000075505 / 1980-12-24
Renewal registration for: B00000370927 / 1952-07-25
Title: United Feature comics. Vol. 14, no. 7, July 25, 1952.

Registration Number / Date:
RE0000075506 / 1980-12-24
Renewal registration for: B00000376146 / 1952-08-01
Title: United Feature comics. Vol. 14, no. 8, Aug. 1, 1952.

Registration Number / Date:
RE0000075507 / 1980-12-24
Renewal registration for: B00000376147 / 1952-08-08

123

Title: United Feature comics. Vol. 14, no. 9, Aug. 8, 1952.

Registration Number / Date:
RE0000075528 / 1980-12-24
Renewal registration for: B00000399417 / 1953-01-02 (in notice: 1952)
Title: United Feature comics. Vol. 14, no. 30, Jan. 2, 1953.

Registration Number / Date:
RE0000075529 / 1980-12-24
Renewal registration for: B00000399418 / 1953-01-09 (in notice: 1952)
Title: United Feature comics. Vol. 14, no. 31, Jan. 9, 1953.

Registration Number / Date:
RE0000075530 / 1980-12-24
Renewal registration for: B00000399419 / 1953-01-16 (in notice: 1952)
Title: United Feature comics. Vol. 14, no. 32, Jan. 16, 1953.

Registration Number / Date:
RE0000075531 / 1980-12-24
Renewal registration for: B00000399420 / 1953-01-23 (in notice: 1952)
Title: United Feature comics. Vol. 14, no. 33, Jan. 23, 1953.

Registration Number / Date:
RE0000075532 / 1980-12-24
Renewal registration for: B00000399421 / 1953-01-30 (in notice: 1952)
Title: United Feature comics. Vol. 14, no. 34, Jan. 30, 1953.

124

Registration Number / Date:
RE0000110516 / 1981-12-22
Renewal registration for: B00000403809 / 1953-02-06
Title: United Feature comics. Vol. 14, no. 35.

Registration Number / Date:
RE0000110517 / 1981-12-22
Renewal registration for: B00000403810 / 1953-02-13
Title: United Feature comics. Vol. 14, no. 36.

Registration Number / Date:
RE0000110518 / 1981-12-22
Renewal registration for: B00000403811 / 1953-02-20
Title: United Feature comics. Vol. 14, no. 37.

Registration Number / Date:
RE0000110519 / 1981-12-22
Renewal registration for: B00000403812 / 1953-02-27
Title: United Feature comics. Vol. 14, no. 38.

Registration Number / Date:
RE0000110529 / 1981-12-22
Renewal registration for: B00000422183 / 1953-03-06
Title: United Feature comics. Vol. 14, no. 39.

Registration Number / Date:
RE0000110530 / 1981-12-22
Renewal registration for: B00000422184 / 1953-03-13
Title: United Feature comics. Vol. 14, no. 40.

Registration Number / Date:
RE0000110531 / 1981-12-22
Renewal registration for: B00000422185 / 1953-03-20
Title: United Feature comics. Vol. 14, no. 41.

125

Registration Number / Date:
RE0000110532 / 1981-12-22
Renewal registration for: B00000422186 / 1953-03-27
Title: United Feature comics. Vol. 14, no. 42.

Registration Number / Date:
RE0000110523 / 1981-12-22
Renewal registration for: B00000413865 / 1953-04-03
Title: United Feature comics. Vol. 14, no. 43.

Registration Number / Date:
RE0000110522 / 1981-12-22
Renewal registration for: B00000413864 / 1953-04-10
Title: United Feature comics. Vol. 14, no. 44.

Registration Number / Date:
RE0000110521 / 1981-12-22
Renewal registration for: B00000413863 / 1953-04-17
Title: United Feature comics. Vol. 14, no. 45.

Registration Number / Date:
RE0000110520 / 1981-12-22
Renewal registration for: B00000413862 / 1953-04-24
Title: United Feature comics. Vol. 14, no. 46.

Registration Number / Date:
RE0000110524 / 1981-12-22
Renewal registration for: B00000420364 / 1953-05-01
Title: United Feature comics. Vol. 14, no. 47.

Registration Number / Date:
RE0000110525 / 1981-12-22
Renewal registration for: B00000420365 / 1953-05-08
Title: United Feature comics. Vol. 14, no. 48.

Registration Number / Date:

126

RE0000110526 / 1981-12-22
Renewal registration for: B00000420366 / 1953-05-15
Title: United Feature comics. Vol. 14, no. 49.

Registration Number / Date:
RE0000110527 / 1981-12-22
Renewal registration for: B00000420367 / 1953-05-22
Title: United Feature comics. Vol. 14, no. 50.

Registration Number / Date:
RE0000110528 / 1981-12-22
Renewal registration for: B00000420368 / 1953-05-29
Title: United Feature comics. Vol. 14, no. 51.

Registration Number / Date:
RE0000110533 / 1981-12-22
Renewal registration for: B00000424210 / 1953-06-05
Title: United Feature comics. Vol. 14, no. 52.

Registration Number / Date:
RE0000110534 / 1981-12-22
Renewal registration for: B00000424211 / 1953-06-12
Title: United Feature comics. Vol. 15, no. 1.

Registration Number / Date:
RE0000110543 / 1981-12-22
Renewal registration for: B00000435466 / 1953-08-14
Title: United Feature comics. Vol. 15, no. 10.

Registration Number / Date:
RE0000110544 / 1981-12-22
Renewal registration for: B00000435467 / 1953-08-21
Title: United Feature comics. Vol. 15, no. 11.

127

Registration Number / Date:
RE0000110545 / 1981-12-22
Renewal registration for: B00000435468 / 1953-08-28
Title: United Feature comics. Vol. 15, no. 12.

Registration Number / Date:
RE0000110546 / 1981-12-22
Renewal registration for: B00000438577 / 1953-09-04
Title: United Feature comics. Vol. 15, no. 13.

Registration Number / Date:
RE0000110547 / 1981-12-22
Renewal registration for: B00000438578 / 1953-09-11
Title: United Feature comics. Vol. 15, no. 14.

Registration Number / Date:
RE0000110548 / 1981-12-22
Renewal registration for: B00000438579 / 1953-09-18
Title: United Feature comics. Vol. 15, no. 15.

Registration Number / Date:
RE0000110549 / 1981-12-22
Renewal registration for: B00000438580 / 1953-09-25
Title: United Feature comics. Vol. 15, no. 16.

Registration Number / Date:
RE0000110550 / 1981-12-22
Renewal registration for: B00000444870 / 1953-10-02
Title: United Feature comics. Vol. 15, no. 17.

Registration Number / Date:
RE0000110551 / 1981-12-22
Renewal registration for: B00000444871 / 1953-10-09
Title: United Feature comics. Vol. 15, no. 18.

128

Registration Number / Date:
RE0000110552 / 1981-12-22
Renewal registration for: B00000444872 / 1953-10-16
Title: United Feature comics. Vol. 15, no. 19.

Registration Number / Date:
RE0000110541 / 1981-12-22
Renewal registration for: B00000429149 / 1953-06-19
Title: United Feature comics. Vol. 15, no. 2.

Registration Number / Date:
RE0000110553 / 1981-12-22
Renewal registration for: B00000444873 / 1953-10-23
Title: United Feature comics. Vol. 15, no. 20.

Registration Number / Date:
RE0000110554 / 1981-12-22
Renewal registration for: B00000444874 / 1953-10-30
Title: United Feature comics. Vol. 15, no. 21.

Registration Number / Date:
RE0000110555 / 1981-12-22
Renewal registration for: B00000448468 / 1953-11-06
Title: United Feature comics. Vol. 15, no. 22.

Registration Number / Date:
RE0000110556 / 1981-12-22
Renewal registration for: B00000448469 / 1953-11-13
Title: United Feature comics. Vol. 15, no. 23.

129

Registration Number / Date:
RE0000110557 / 1981-12-22
Renewal registration for: B00000448470 / 1953-11-20
Title: United Feature comics. Vol. 15, no. 24.

Registration Number / Date:
RE0000110558 / 1981-12-22
Renewal registration for: B00000448471 / 1953-11-27
Title: United Feature comics. Vol. 15, no. 25.

Registration Number / Date:
RE0000110559 / 1981-12-22
Renewal registration for: B00000455877 / 1953-12-04
Title: United Feature comics. Vol. 15, no. 26.

Registration Number / Date:
RE0000110560 / 1981-12-22
Renewal registration for: B00000455878 / 1953-12-11
Title: United Feature comics. Vol. 15, no. 27.

Registration Number / Date:
RE0000110561 / 1981-12-22
Renewal registration for: B00000455879 / 1953-12-18
Title: United Feature comics. Vol. 15, no. 28.

Registration Number / Date:
RE0000110562 / 1981-12-22
Renewal registration for: B00000455880 / 1953-12-25
Title: United Feature comics. Vol. 15, no. 29.

Registration Number / Date:
RE0000110535 / 1981-12-22
Renewal registration for: B00000424212 / 1953-06-26
Title: United Feature comics. Vol. 15, no. 3.

130

Registration Number / Date:
RE0000110536 / 1981-12-22
Renewal registration for: B00000427577 / 1953-07-03
Title: United Feature comics. Vol. 15, no. 4.

Registration Number / Date:
RE0000110537 / 1981-12-22
Renewal registration for: B00000427578 / 1953-07-10
Title: United Feature comics. Vol. 15, no. 5.

Registration Number / Date:
RE0000110538 / 1981-12-22
Renewal registration for: B00000427579 / 1953-07-17
Title: United Feature comics. Vol. 15, no. 6.

Registration Number / Date:
RE0000110539 / 1981-12-22
Renewal registration for: B00000427580 / 1953-07-24
Title: United Feature comics. Vol. 15, no. 7.

Registration Number / Date:
RE0000110540 / 1981-12-22
Renewal registration for: B00000427581 / 1953-07-31
Title: United Feature comics. Vol. 15, no. 8.

Registration Number / Date:
RE0000110542 / 1981-12-22
Renewal registration for: B00000435465 / 1953-08-07
Title: United Feature comics. Vol. 15, no. 9.

Registration Number / Date:
TX0001052500 / 1982-12-30

131

Title: More Peanuts / Charles M. Schulz.

Registration Number / Date:
RE0000213450 / 1982-12-30
Renewal registration for: TX0001052500 / 1954-09-30
Title: More Peanuts. Selection and arr. Holt, Rinehart, and Winston, C B S Educational Publishing, a division of C B S, Inc. (formerly Holt, Rinehart, and Winston, Inc.)

Registration Number / Date:
RE0000129669 / 1982-06-04
Renewal registration for: B00000457940 / 1954-01-01
Title: United Feature comics. Vol. 15, no. 30.

Registration Number / Date:
RE0000129670 / 1982-06-04
Renewal registration for: B00000457941 / 1954-01-08
Title: United Feature comics. Vol. 15, no. 31.

Registration Number / Date:
RE0000129671 / 1982-06-04
Renewal registration for: B00000457942 / 1954-01-15
Title: United Feature comics. Vol. 15, no. 32.

Registration Number / Date:
RE0000129672 / 1982-06-04
Renewal registration for: B00000457943 / 1954-01-22
Title: United Feature comics. Vol. 15, no. 33.

Registration Number / Date:
RE0000129673 / 1982-06-04
Renewal registration for: B00000457944 / 1954-01-29
Title: United Feature comics. Vol. 15, no. 34.

132

Registration Number / Date:
RE0000129674 / 1982-06-04
Renewal registration for: B00000462737 / 1954-02-05
Title: United Feature comics. Vol. 15, no. 35, Feb. 5, 1954.

Registration Number / Date:
RE0000129675 / 1982-06-04
Renewal registration for: B00000462738 / 1954-02-12
Title: United Feature comics. Vol. 15, no. 36, Feb. 12, 1954.

Registration Number / Date:
RE0000129676 / 1982-06-04
Renewal registration for: B00000462739 / 1954-02-19
Title: United Feature comics. Vol. 15, no. 37, Feb. 19, 1954.

Registration Number / Date:
RE0000129677 / 1982-06-04
Renewal registration for: B00000462740 / 1954-02-26
Title: United Feature comics. Vol. 15, no. 38, Feb. 26, 1954.

Registration Number / Date:
RE0000129678 / 1982-06-04
Renewal registration for: B00000466385 / 1954-03-05
Title: United Feature comics. Vol. 15, no. 39, Mar. 5, 1954.

Registration Number / Date:
RE0000129679 / 1982-06-04
Renewal registration for: B00000466386 / 1954-03-12
Title: United Feature comics. Vol. 15, no. 40, Mar. 12, 1954.

Registration Number / Date:

133

RE0000129680 / 1982-06-04
Renewal registration for: B00000466387 / 1954-03-19
Title: United Feature comics. Vol. 15, no. 41, Mar. 19, 1954.

Registration Number / Date:
RE0000129681 / 1982-06-04
Renewal registration for: B00000466388 / 1954-03-26
Title: United Feature comics. Vol. 15, no. 42, Mar. 26, 1954.

Registration Number / Date:
RE0000129682 / 1982-06-04
Renewal registration for: B00000472708 / 1954-04-02
Title: United Feature comics. Vol. 15, no. 43, Apr. 2, 1954.

Registration Number / Date:
RE0000129683 / 1982-06-04
Renewal registration for: B00000472709 / 1954-04-09
Title: United Feature comics. Vol. 15, no. 44, Apr. 9, 1954.

Registration Number / Date:
RE0000129684 / 1982-06-04
Renewal registration for: B00000472710 / 1954-04-16
Title: United Feature comics. Vol. 15, no. 45, Apr. 16, 1954.

Registration Number / Date:
RE0000129685 / 1982-06-04
Renewal registration for: B00000472711 / 1954-04-23
Title: United Feature comics. Vol. 15, no. 46, Apr. 23, 1954.

Registration Number / Date:
RE0000129686 / 1982-06-04
Renewal registration for: B00000472712 / 1954-04-30

134

Title: United Feature comics. Vol. 15, no. 47, Apr. 30, 1954.

Registration Number / Date:
RE0000129687 / 1982-06-04
Renewal registration for: B00000477439 / 1954-05-07
Title: United Feature comics. Vol. 15, no. 48, May 7, 1954.

Registration Number / Date:
RE0000129688 / 1982-06-04
Renewal registration for: B00000477440 / 1954-05-14
Title: United Feature comics. Vol. 15, no. 49, May 14, 1954.

Registration Number / Date:
RE0000129689 / 1982-06-04
Renewal registration for: B00000477441 / 1954-05-21
Title: United Feature comics. Vol. 15, no. 50, May 21, 1954.

Registration Number / Date:
RE0000129690 / 1982-06-04
Renewal registration for: B00000477442 / 1954-05-28
Title: United Feature comics. Vol. 15, no. 51, May 28, 1954.

Registration Number / Date:
RE0000129691 / 1982-06-04
Renewal registration for: B00000483696 / 1954-06-04
Title: United Feature comics. Vol. 15, no. 52, June 4, 1954.

Registration Number / Date:
RE0000129692 / 1982-06-04
Renewal registration for: B00000483697 / 1954-06-11

135

Title: United Feature comics. Vol. 16, no. 1, June 11, 1954.

Registration Number / Date:
RE0000129701 / 1982-06-04
Renewal registration for: B00000494214 / 1954-08-13
Title: United Feature comics. Vol. 16, no. 10, Aug. 13, 1954.

Registration Number / Date:
RE0000129702 / 1982-06-04
Renewal registration for: B00000494212 / 1954-08-20
Title: United Feature comics. Vol. 16, no. 11, Aug. 20, 1954.

Registration Number / Date:
RE0000129703 / 1982-06-04
Renewal registration for: B00000494213 / 1954-08-27
Title: United Feature comics. Vol. 16, no. 12, Aug. 27,

Registration Number / Date:
RE0000129704 / 1982-06-04
Renewal registration for: B00000501043 / 1954-09-03
Title: United Feature comics. Vol. 16, no. 13, Sept. 3, 1954.

RE0000129705 / 1982-06-04
Renewal registration for: B00000501044 / 1954-09-10
Title: United Feature comics. Vol. 16, no. 14, Sept. 10, 1954.

Registration Number / Date:
RE0000129706 / 1982-06-04
Renewal registration for: B00000501045 / 1954-09-17
Title: United Feature comics. Vol. 16, no. 15, Sept. 17, 1954.

136

Registration Number / Date:
RE0000129707 / 1982-06-04
Renewal registration for: B00000501046 / 1954-09-24
Title: United Feature comics. Vol. 16, no. 16, Sept. 24, 1954.

Registration Number / Date:
RE0000129708 / 1982-06-04
Renewal registration for: B00000505137 / 1954-10-01
Title: United Feature comics. Vol. 16, no. 17, Oct. 1, 1954.

Registration Number / Date:
RE0000129709 / 1982-06-04
Renewal registration for: B00000505138 / 1954-10-08
Title: United Feature comics. Vol. 16, no. 18, Oct. 8, 1954.

Registration Number / Date:
RE0000129710 / 1982-06-04
Renewal registration for: B00000505139 / 1954-10-15
Title: United Feature comics. Vol. 16, no. 19, Oct. 15, 1954.

Registration Number / Date:
RE0000129693 / 1982-06-04
Renewal registration for: B00000483698 / 1954-06-18
Title: United Feature comics. Vol. 16, no. 2, June 18, 1954.

Registration Number / Date:
RE0000129711 / 1982-06-04
Renewal registration for: B00000505140 / 1954-10-22
Title: United Feature comics. Vol. 16, no. 20, Oct. 22, 1954.

Registration Number / Date:
RE0000129712 / 1982-06-04
Renewal registration for: B00000505141 / 1954-10-29
Title: United Feature comics. Vol. 16, no. 21, Oct. 29, 1954.

137

Registration Number / Date:
RE0000134562 / 1982-06-04
Renewal registration for: B00000510564 / 1954-11-05
Title: United Feature comics. Vol. 16, no. 22.

Registration Number / Date:
RE0000129713 / 1982-06-04
Renewal registration for: B00000510565 / 1954-11-12
Title: United Feature comics. Vol. 16, no. 23, Nov. 12, 1954.

Registration Number / Date:
RE0000129714 / 1982-06-04
Renewal registration for: B00000510566 / 1954-12-19
Title: United Feature comics. Vol. 16, no. 24, Nov. 19, 1954.

Registration Number / Date:
RE0000129715 / 1982-06-04
Renewal registration for: B00000510567 / 1954-11-26
Title: United Feature comics. Vol. 16, no. 25, Nov. 26, 1954.

Registration Number / Date:
RE0000129716 / 1982-06-04
Renewal registration for: B00000514131 / 1954-12-03
Title: United Feature comics. Vol. 16, no. 26, Dec. 3, 1954.

Registration Number / Date:
RE0000129717 / 1982-06-04
Renewal registration for: B00000514130 / 1954-12-10
Title: United Feature comics. Vol. 16, no. 27, Dec. 10, 1954.

Registration Number / Date:
RE0000129718 / 1982-06-04
Renewal registration for: B00000514129 / 1954-12-17
Title: United Feature comics. Vol. 16, no. 28, Dec. 17, 1954.

138

Registration Number / Date:
RE0000129719 / 1982-06-04
Renewal registration for: B00000514128 / 1954-12-24
Title: United Feature comics. Vol. 16, no. 29, Dec. 24, 1954.

Registration Number / Date:
RE0000129694 / 1982-06-04
Renewal registration for: B00000483699 / 1954-06-25
Title: United Feature comics. Vol. 16, no. 3, June 25, 1954.

Registration Number / Date:
RE0000129720 / 1982-06-04
Renewal registration for: B00000514127 / 1954-12-31
Title: United Feature comics. Vol. 16, no. 30, Dec. 31, 1954.

Registration Number / Date:
RE0000129695 / 1982-06-04
Renewal registration for: B00000488612 / 1954-07-02
Title: United Feature comics. Vol. 16, no. 4, July 2, 1954.

Registration Number / Date:
RE0000129696 / 1982-06-04
Renewal registration for: B00000488613 / 1954-07-09
Title: United Feature comics. Vol. 16, no. 5, July 9, 1954.

Registration Number / Date:
RE0000129697 / 1982-06-04
Renewal registration for: B00000488614 / 1954-07-16
Title: United Feature comics. Vol. 16, no. 6, July 16, 1954.

Registration Number / Date:
RE0000129698 / 1982-06-04
Renewal registration for: B00000488615 / 1954-07-23
Title: United Feature comics. Vol. 16, no. 7, July 23, 1954.

139

Registration Number / Date:
RE0000129699 / 1982-06-04
Renewal registration for: B00000488616 / 1954-07-30
Title: United Feature comics. Vol. 16, no. 8, July 30, 1954.

Registration Number / Date:
RE0000129700 / 1982-06-04
Renewal registration for: B00000494215 / 1954-08-06
Title: United Feature comics. Vol. 16, no. 9, Aug. 6, 1954.

Registration Number / Date:
RE0000187678 / 1983-12-30
Renewal registration for: B00000521136 / 1955-01-07
Title: United Feature comics. Vol. 16, no. 31, Jan. 7, 1955.

Registration Number / Date:
RE0000187677 / 1983-12-30
Renewal registration for: B00000521135 / 1955-01-14
Title: United Feature comics. Vol. 16, no. 32, Jan. 14, 1955.

Registration Number / Date:
RE0000187676 / 1983-12-30
Renewal registration for: B00000521134 / 1955-01-21
Title: United Feature comics. Vol. 16, no. 33, Jan. 21, 1955.

Registration Number / Date:
RE0000187675 / 1983-12-30
Renewal registration for: B00000521133 / 1955-01-28
Title: United Feature comics. Vol. 16, no. 34, Jan. 28, 1955.

Registration Number / Date:
RE0000187679 / 1983-12-30
Renewal registration for: B00000524101 / 1955-02-04
Title: United Feature comics. Vol. 16, no. 35, Feb. 4, 1955.

Registration Number / Date:

140

RE0000187680 / 1983-12-30
Renewal registration for: B00000524102 / 1955-02-11
Title: United Feature comics. Vol. 16, no. 36, Feb. 11, 1955.

Registration Number / Date:
RE0000187681 / 1983-12-30
Renewal registration for: B00000524103 / 1955-02-18
Title: United Feature comics. Vol. 16, no. 37, Feb. 18, 1955.

Registration Number / Date:
RE0000187682 / 1983-12-30
Renewal registration for: B00000528203 / 1955-02-25
Title: United Feature comics. Vol. 16, no. 38, Feb. 25, 1955.

Registration Number / Date:
RE0000187683 / 1983-12-30
Renewal registration for: B00000528820 / 1955-03-04
Title: United Feature comics. Vol. 16, no. 39, Mar. 4, 1955.

Registration Number / Date:
RE0000187684 / 1983-12-30
Renewal registration for: B00000528821 / 1955-03-11
Title: United Feature comics. Vol. 16, no. 40, Mar. 11, 1955.

Registration Number / Date:
RE0000187673 / 1983-12-30
Renewal registration for: B00000571953 / 1955-03-18
Title: United Feature comics. Vol. 16, no. 41.

Registration Number / Date:
RE0000187674 / 1983-12-30
Renewal registration for: B00000582429 / 1955-03-25
Title: United Feature comics. Vol. 16, no. 42.

Registration Number / Date:
RE0000187685 / 1983-12-30
Renewal registration for: B00000534003 / 1955-04-01
Title: United Feature comics. Vol. 16, no. 43, Apr. 1, 1955.

141

Registration Number / Date:
RE0000187686 / 1983-12-30
Renewal registration for: B00000534004 / 1955-04-08
Title: United Feature comics. Vol. 16, no. 44, Apr. 8, 1955.

Registration Number / Date:
RE0000187687 / 1983-12-30
Renewal registration for: B00000534005 / 1955-04-15
Title: United Feature comics. Vol. 16, no. 45, Apr. 15, 1955.

Registration Number / Date:
RE0000187688 / 1983-12-30
Renewal registration for: B00000534006 / 1955-04-22
Title: United Feature comics. Vol. 16, no. 46, Apr. 22, 1955.

Registration Number / Date:
RE0000187689 / 1983-12-30
Renewal registration for: B00000534007 / 1955-04-29
Title: United Feature comics. Vol. 16, no. 47, Apr. 29, 1955.

Registration Number / Date:
RE0000187693 / 1983-12-30
Renewal registration for: B00000540265 / 1955-05-06
Title: United Feature comics. Vol. 16, no. 48, May 6, 1955.

Registration Number / Date:
RE0000187692 / 1983-12-30
Renewal registration for: B00000540264 / 1955-05-13
Title: United Feature comics. Vol. 16, no. 49, May 13, 1955.

Registration Number / Date:
RE0000187691 / 1983-12-30
Renewal registration for: B00000540263 / 1955-05-20
Title: United Feature comics. Vol. 16, no. 50, May 20, 1955.
Copyright Claimant:

142

Registration Number / Date:
RE0000187690 / 1983-12-30
Renewal registration for: B00000540262 / 1955-05-27
Title: United Feature comics. Vol. 16, no. 51, May 27, 1955.

Registration Number / Date:
RE0000187696 / 1983-12-30
Renewal registration for: B00000542666 / 1955-06-03
Title: United Feature comics. Vol. 16, no. 52, June 3, 1955.

Registration Number / Date:
RE0000187697 / 1983-12-30
Renewal registration for: B00000542667 / 1955-06-10
Title: United Feature comics. Vol. 17, no. 1, June 10, 1955.

Registration Number / Date:
RE0000187704 / 1983-12-30
Renewal registration for: B00000554346 / 1955-08-12
Title: United Feature comics. Vol. 17, no. 10, Aug. 12, 1955.

Registration Number / Date:
RE0000187653 / 1983-12-30
Renewal registration for: B00000554347 / 1955-08-19
Title: United Feature comics. Vol. 17, no. 11.

Registration Number / Date:
RE0000187654 / 1983-12-30
Renewal registration for: B00000554348 / 1955-08-26
Title: United Feature comics. Vol. 17, no. 12.

Registration Number / Date:
RE0000187659 / 1983-12-30
Renewal registration for: B00000560365 / 1955-09-02
Title: United Feature comics. Vol. 17, no. 13.

Registration Number / Date:
RE0000187660 / 1983-12-30
Renewal registration for: B00000560366 / 1955-09-09
Title: United Feature comics. Vol. 17, no. 14.

143

Registration Number / Date:
RE0000187661 / 1983-12-30
Renewal registration for: B00000560367 / 1955-09-16
Title: United Feature comics. Vol. 17, no. 15.

Registration Number / Date:
RE0000187662 / 1983-12-30
Renewal registration for: B00000560368 / 1955-09-23
Title: United Feature comics. Vol. 17, no. 16.

Registration Number / Date:
RE0000187663 / 1983-12-30
Renewal registration for: B00000560369 / 1955-09-30
Title: United Feature comics. Vol. 17, no. 17.

Registration Number / Date:
RE0000187655 / 1983-12-30
Renewal registration for: B00000559811 / 1955-10-07
Title: United Feature comics. Vol. 17, no. 18.

Registration Number / Date:
RE0000187656 / 1983-12-30
Renewal registration for: B00000559812 / 1955-10-14
Title: United Feature comics. Vol. 17, no. 19.

Registration Number / Date:
RE0000187695 / 1983-12-30
Renewal registration for: B00000542665 / 1955-06-17
Title: United Feature comics. Vol. 17, no. 2, June 17, 1955.

Registration Number / Date:
RE0000187657 / 1983-12-30
Renewal registration for: B00000559813 / 1955-10-21
Title: United Feature comics. Vol. 17, no. 20.

Registration Number / Date:

144

RE0000187658 / 1983-12-30
Renewal registration for: B00000559814 / 1955-10-28
Title: United Feature comics. Vol. 17, no. 21.

Registration Number / Date:
RE0000187664 / 1983-12-30
Renewal registration for: B00000565534 / 1955-11-04
Title: United Feature comics. Vol. 17, no. 22.

Registration Number / Date:
RE0000187665 / 1983-12-30
Renewal registration for: B00000565535 / 1955-11-11
Title: United Feature comics. Vol. 17, no. 23.

Registration Number / Date:
RE0000187672 / 1983-12-30
Renewal registration for: B00000570898 / 1955-11-18
Title: United Feature comics. Vol. 17, no. 24.

Registration Number / Date:
RE0000187666 / 1983-12-30
Renewal registration for: B00000565536 / 1955-11-25
Title: United Feature comics. Vol. 17, no. 25.

Registration Number / Date:
RE0000187671 / 1983-12-30
Renewal registration for: B00000569813 / 1955-12-02
Title: United Feature comics. Vol. 17, no. 26.

Registration Number / Date:
RE0000187667 / 1983-12-30
Renewal registration for: B00000569809 / 1955-12-09
Title: United Feature comics. Vol. 17, no. 27.

Registration Number / Date:
RE0000187668 / 1983-12-30
Renewal registration for: B00000569810 / 1955-12-16
Title: United Feature comics. Vol. 17, no. 28.

Registration Number / Date:
RE0000187669 / 1983-12-30
Renewal registration for: B00000569811 / 1955-12-23

145

Title: United Feature comics. Vol. 17, no. 29.

Registration Number / Date:
RE0000187694 / 1983-12-30
Renewal registration for: B00000542664 / 1955-06-24
Title: United Feature comics. Vol. 17, no. 3, June 24, 1955.

Registration Number / Date:
RE0000187670 / 1983-12-30
Renewal registration for: B00000569812 / 1955-12-30
Title: United Feature comics. Vol. 17, no. 30.

Registration Number / Date:
RE0000187698 / 1983-12-30
Renewal registration for: B00000547992 / 1955-07-01
Title: United Feature comics. Vol. 17, no. 4, July 1, 1955.

Registration Number / Date:
RE0000187699 / 1983-12-30
Renewal registration for: B00000547993 / 1955-07-08
Title: United Feature comics. Vol. 17, no. 5, July 8, 1955.

Registration Number / Date:
RE0000187700 / 1983-12-30
Renewal registration for: B00000547994 / 1955-07-15
Title: United Feature comics. Vol. 17, no. 6, July 15, 1955.

Registration Number / Date:
RE0000187701 / 1983-12-30
Renewal registration for: B00000547995 / 1955-07-22
Title: United Feature comics. Vol. 17, no. 7, July 22, 1955.

Registration Number / Date:
RE0000187702 / 1983-12-30
Renewal registration for: B00000547996 / 1955-07-29
Title: United Feature comics. Vol. 17, no. 8, July 29, 1955.

Registration Number / Date:

146

RE0000187703 / 1983-12-30
Renewal registration for: B00000554345 / 1955-08-05
Title: United Feature comics. Vol. 17, no. 9, Aug. 5, 1955.

Registration Number / Date:
TX0001681942 / 1984-12-31
Title: Good grief, more Peanuts! / by Charles M. Schulz.

Registration Number / Date:
RE0000268419 / 1984-12-31
Renewal registration for: TX0001681942 / 1956-10-01
Title: Good grief, more Peanuts! By Holt, Rinehart and Winston, C B S Educational Publishing, a division of C B S, Inc. (formerly Holt, Rinehart and Winston, Inc.)

Registration Number / Date:
RE0000240866 / 1984-11-23
Renewal registration for: B00000576544 / 1956-01-06
Title: United Feature comics. Vol. 17, no. 31.

Registration Number / Date:
RE0000240865 / 1984-11-23
Renewal registration for: B00000576545 / 1956-01-13
Title: United Feature comics. Vol. 17, no. 32.

Registration Number / Date:
RE0000240864 / 1984-11-23
Renewal registration for: B00000576546 / 1956-01-20
Title: United Feature comics. Vol. 17, no. 33.

Registration Number / Date:
RE0000240863 / 1984-11-23
Renewal registration for: B00000576547 / 1956-01-27
Title: United Feature comics. Vol. 17, no. 34.

Registration Number / Date:
RE0000240862 / 1984-11-23
Renewal registration for: B00000583454 / 1956-02-03
Title: United Feature comics. Vol. 17, no. 35.

147

Registration Number / Date:
RE0000240860 / 1984-11-23
Renewal registration for: B00000583456 / 1956-02-10
Title: United Feature comics. Vol. 17, no. 36.

Registration Number / Date:
RE0000240859 / 1984-11-23
Renewal registration for: B00000583457 / 1956-02-17
Title: United Feature comics. Vol. 17, no. 37.

Registration Number / Date:
RE0000240861 / 1984-11-23
Renewal registration for: B00000583455 / 1956-02-24
Title: United Feature comics. Vol. 17, no. 38.

Registration Number / Date:
RE0000240854 / 1984-11-23
Renewal registration for: B00000591037 / 1956-03-02
Title: United Feature comics. Vol. 17, no. 39.

Registration Number / Date:
RE0000240853 / 1984-11-23
Renewal registration for: B00000591038 / 1956-03-09
Title: United Feature comics. Vol. 17, no. 40.

Registration Number / Date:
RE0000240852 / 1984-11-23
Renewal registration for: B00000591039 / 1956-03-16
Title: United Feature comics. Vol. 17, no. 41.

Registration Number / Date:
RE0000240851 / 1984-11-23
Renewal registration for: B00000591040 / 1956-03-23
Title: United Feature comics. Vol. 17, no. 42.

Registration Number / Date:
RE0000240850 / 1984-11-23
Renewal registration for: B00000591041 / 1956-03-30
Title: United Feature comics. Vol. 17, no. 43.

148

Registration Number / Date:
RE0000240857 / 1984-11-23
Renewal registration for: B00000591034 / 1956-04-06
Title: United Feature comics. Vol. 17, no. 44.

Registration Number / Date:
RE0000240856 / 1984-11-23
Renewal registration for: B00000591035 / 1956-04-13
Title: United Feature comics. Vol. 17, no. 45.

Registration Number / Date:
RE0000240855 / 1984-11-23
Renewal registration for: B00000591036 / 1956-04-20
Title: United Feature comics. Vol. 17, no. 46.

Registration Number / Date:
RE0000240858 / 1984-11-23
Renewal registration for: B00000591033 / 1956-04-27
Title: United Feature comics. Vol. 17, no. 47.

Registration Number / Date:
RE0000240849 / 1984-11-23
Renewal registration for: B00000594431 / 1956-05-04
Title: United Feature comics. Vol. 17, no. 48.

Registration Number / Date:
RE0000240848 / 1984-11-23
Renewal registration for: B00000594432 / 1956-05-11
Title: United Feature comics. Vol. 17, no. 49.

Registration Number / Date:
RE0000240847 / 1984-11-23
Renewal registration for: B00000594433 / 1956-05-18
Title: United Feature comics. Vol. 17, no. 50.

Registration Number / Date:
RE0000240846 / 1984-11-23
Renewal registration for: B00000594434 / 1956-05-25

149

Title: United Feature comics. Vol. 17, no. 51.

Registration Number / Date:
RE0000240845 / 1984-11-23
Renewal registration for: B00000605763 / 1956-06-01
Title: United Feature comics. Vol. 17, no. 52.

Registration Number / Date:
RE0000240844 / 1984-11-23
Renewal registration for: B00000605764 / 1956-06-08
Title: United Feature comics. Vol. 18, no. 1.

Registration Number / Date:
RE0000240835 / 1984-11-23
Renewal registration for: B00000611806 / 1956-08-10
Title: United Feature comics. Vol. 18, no. 10.

Registration Number / Date:
RE0000240834 / 1984-11-23
Renewal registration for: B00000611807 / 1956-08-17
Title: United Feature comics. Vol. 18, no. 11.

Registration Number / Date:
RE0000240833 / 1984-11-23
Renewal registration for: B00000611808 / 1956-08-24
Title: United Feature comics. Vol. 18, no. 12.

Registration Number / Date:
RE0000240832 / 1984-11-23
Renewal registration for: B00000611809 / 1956-08-31
Title: United Feature comics. Vol. 18, no. 13.

Registration Number / Date:
RE0000240816 / 1984-11-23
Renewal registration for: B00000637615 / 1956-09-07
Title: United Feature comics. Vol. 18, no. 14.

150

Registration Number / Date:
RE0000240815 / 1984-11-23
Renewal registration for: B00000637614 / 1956-09-14
Title: United Feature comics. Vol. 18, no. 15.

Type of Work: Serial
Registration Number / Date:
RE0000240817 / 1984-11-23
Renewal registration for: B00000637613 / 1956-09-21
Title: United Feature comics. Vol. 18, no. 16.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000240818 / 1984-11-23
Renewal registration for: B00000637612 / 1956-09-28
Title: United Feature comics. Vol. 18, no. 17.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000240831 / 1984-11-23
Renewal registration for: B00000621990 / 1956-10-05
Title: United Feature comics. Vol. 18, no. 18.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000240830 / 1984-11-23
Renewal registration for: B00000621991 / 1956-10-12
Title: United Feature comics. Vol. 18, no. 19.
Copyright Claimant:

151

Type of Work: Serial
Registration Number / Date:
RE0000240843 / 1984-11-23
Renewal registration for: B00000605765 / 1956-06-15
Title: United Feature comics. Vol. 18, no. 2.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000240829 / 1984-11-23
Renewal registration for: B00000621992 / 1956-10-19
Title: United Feature comics. Vol. 18, no. 20.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000240828 / 1984-11-23
Renewal registration for: B00000621993 / 1956-10-26
Title: United Feature comics. Vol. 18, no. 21.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000240823 / 1984-11-23
Renewal registration for: B00000625725 / 1956-11-02
Title: United Feature comics. Vol. 18, no. 22.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)

152

Type of Work: Serial
Registration Number / Date:
                   RE0000240824 / 1984-11-23
                   Renewal registration for: B00000625724 / 1956-11-09
Title: United Feature comics. Vol. 18, no. 23.
Copyright Claimant:
                   United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
                   RE0000240825 / 1984-11-23
                   Renewal registration for: B00000625723 / 1956-11-16
Title: United Feature comics. Vol. 18, no. 24.
Copyright Claimant:
                   United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
                   RE0000240826 / 1984-11-23
                   Renewal registration for: B00000625722 / 1956-11-23
Title: United Feature comics. Vol. 18, no. 25.
Copyright Claimant:
                   United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
                   RE0000240827 / 1984-11-23
                   Renewal registration for: B00000625721 / 1956-11-30
Title: United Feature comics. Vol. 18, no. 26.
Copyright Claimant:
                   United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.

153

Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000240822 / 1984-11-23
Renewal registration for: B00000633119 / 1956-12-07
Title: United Feature comics. Vol. 18, no. 27.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000240821 / 1984-11-23
Renewal registration for: B00000633120 / 1956-12-14
Title: United Feature comics. Vol. 18, no. 28.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000240820 / 1984-11-23
Renewal registration for: B00000633121 / 1956-12-21
Title: United Feature comics. Vol. 18, no. 29.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000240842 / 1984-11-23
Renewal registration for: B00000605766 / 1956-06-22
Title: United Feature comics. Vol. 18, no. 3.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

154

Type of Work: Serial
Registration Number / Date:
RE0000240819 / 1984-11-23
Renewal registration for: B00000633122 / 1956-12-28
Title: United Feature comics. Vol. 18, no. 30.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000240841 / 1984-11-23
Renewal registration for: B00000605767 / 1956-06-29
Title: United Feature comics. Vol. 18, no. 4.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000240840 / 1984-11-23
Renewal registration for: B00000606510 / 1956-07-06
Title: United Feature comics. Vol. 18, no. 5.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000240839 / 1984-11-23
Renewal registration for: B00000606511 / 1956-07-13
Title: United Feature comics. Vol. 18, no. 6.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

155

Type of Work: Serial
Registration Number / Date:
RE0000240838 / 1984-11-23
Renewal registration for: B00000606512 / 1956-07-20
Title: United Feature comics. Vol. 18, no. 7.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000240837 / 1984-11-23
Renewal registration for: B00000606513 / 1956-07-27
Title: United Feature comics. Vol. 18, no. 8.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000240836 / 1984-11-23
Renewal registration for: B00000611805 / 1956-08-03
Title: United Feature comics. Vol. 18, no. 9.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Visual Material
Registration Number / Date:
TX0001752266 / 1985-12-24
Title: Good ol' Charlie Brown.
Notes: Cataloged from appl.
Copyright Claimant:
United Feature Syndicate, Inc.
Date of Creation: 1957
Date of Publication:
1957-08-31
Authorship on Application:

156

compilation: Holt, Rinehart and Winston, C B S
Educational
Publishing, a division of C B S, Inc. (formerly
Holt,
Rinehart and Winston, Inc.), employer for hire.
Basis of Claim: New Matter: "selection and arrangement of Peanuts comic
strips."
Copyright Note: C.O. correspondence.
Names: United Feature Syndicate, Inc.
CBS, Inc. C B S Educational Publishing. Holt,
Rinehart
and Winston
Holt, Rinehart and Winston, C B S Educational
Publishing, a
division of C B S, Inc.

Type of Work: Text
Registration Number / Date:
RE0000282923 / 1985-12-24
Renewal registration for: TX0001752266 / 1957-08-31
Title: Good ol' Charlie Brown. By Holt, Rinehart and
Winston, C B
S Educational Publishing, a division of C B S,
Inc.
(formerly Holt, Rinehart and Winston, Inc.)
Copyright Claimant:
United Feature Syndicate, Inc. (PWH)
Basis of Claim: New Matter: selection and arr. of Peanuts comic strips.
Variant title: Good ol' Charlie Brown.
Names: United Feature Syndicate, Inc.
CBS, Inc. C B S Educational Publishing. Holt,
Rinehart
and Winston
Holt, Rinehart and Winston, C B S Educational
Publishing, a
division of C B S, Inc.
Holt Rinehart and Winston, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251785 / 1985-06-20
Renewal registration for: B00000631848 / 1957-01-04
Title: United Feature comics. Vol. 18, no. 31.

157

Type of Work: Serial
Registration Number / Date:
RE0000251784 / 1985-06-20
Renewal registration for: B00000631847 / 1957-01-11
Title: United Feature comics. Vol. 18, no. 32.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251783 / 1985-06-20
Renewal registration for: B00000631846 / 1957-01-18
Title: United Feature comics. Vol. 18, no. 33.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251782 / 1985-06-20
Renewal registration for: B00000631845 / 1957-01-25
Title: United Feature comics. Vol. 18, no. 34.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251789 / 1985-06-20
Renewal registration for: B00000637433 / 1957-02-01
Title: United Feature comics. Vol. 18, no. 35.
Copyright Claimant:

158

Type of Work: Serial
Registration Number / Date:
RE0000251788 / 1985-06-20
Renewal registration for: B00000637432 / 1957-02-08
Title: United Feature comics. Vol. 18, no. 36.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251787 / 1985-06-20
Renewal registration for: B00000637431 / 1957-02-15
Title: United Feature comics. Vol. 18, no. 37.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251786 / 1985-06-20
Renewal registration for: B00000637430 / 1957-02-22
Title: United Feature comics. Vol. 18, no. 38.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251790 / 1985-06-20
Renewal registration for: B00000645051 / 1957-03-01
Title: United Feature comics. Vol. 18, no. 39.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)

159

Type of Work: Serial
Registration Number / Date:
RE0000251791 / 1985-06-20
Renewal registration for: B00000645052 / 1957-03-08
Title: United Feature comics. Vol. 18, no. 40.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251792 / 1985-06-20
Renewal registration for: B00000645053 / 1957-03-15
Title: United Feature comics. Vol. 18, no. 41.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251793 / 1985-06-20
Renewal registration for: B00000645054 / 1957-03-22
Title: United Feature comics. Vol. 18, no. 42.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251794 / 1985-06-20
Renewal registration for: B00000645055 / 1957-03-29
Title: United Feature comics. Vol. 18, no. 43.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.

160

Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251795 / 1985-06-20
Renewal registration for: B00000651576 / 1957-04-05
Title: United Feature comics. Vol. 18, no. 44.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251796 / 1985-06-20
Renewal registration for: B00000651577 / 1957-04-12
Title: United Feature comics. Vol. 18, no. 45.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251797 / 1985-06-20
Renewal registration for: B00000651578 / 1957-04-19
Title: United Feature comics. Vol. 18, no. 46.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251798 / 1985-06-20
Renewal registration for: B00000651579 / 1957-04-26
Title: United Feature comics. Vol. 18, no. 47.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

161

Type of Work: Serial
Registration Number / Date:
RE0000251799 / 1985-06-20
Renewal registration for: B00000655950 / 1957-05-03
Title: United Feature comics. Vol. 18, no. 48.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251800 / 1985-06-20
Renewal registration for: B00000655951 / 1957-05-10
Title: United Feature comics. Vol. 18, no. 49.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251801 / 1985-06-20
Renewal registration for: B00000655952 / 1957-05-17
Title: United Feature comics. Vol. 18, no. 50.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251802 / 1985-06-20
Renewal registration for: B00000655953 / 1957-05-24
Title: United Feature comics. Vol. 18, no. 51.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

162

Type of Work: Serial
Registration Number / Date:
RE0000251803 / 1985-06-20
Renewal registration for: B00000655954 / 1957-05-31
Title: United Feature comics. Vol. 18, no. 52.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251804 / 1985-06-20
Renewal registration for: B00000662024 / 1957-06-07
Title: United Feature comics. Vol. 19, no. 1.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251813 / 1985-06-20
Renewal registration for: B00000669818 / 1957-08-09
Title: United Feature comics. Vol. 19, no. 10.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251814 / 1985-06-20
Renewal registration for: B00000669819 / 1957-08-16
Title: United Feature comics. Vol. 19, no. 11.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

163

Type of Work: Serial
Registration Number / Date:
RE0000251815 / 1985-06-20
Renewal registration for: B00000669820 / 1957-08-23
Title: United Feature comics. Vol. 19, no. 12.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251816 / 1985-06-20
Renewal registration for: B00000669821 / 1957-08-30
Title: United Feature comics. Vol. 19, no. 13.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251817 / 1985-06-20
Renewal registration for: B00000675043 / 1957-09-06
Title: United Feature comics. Vol. 19, no. 14.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251818 / 1985-06-20
Renewal registration for: B00000675044 / 1957-09-13
Title: United Feature comics. Vol. 19, no. 15.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

164

Type of Work: Serial
Registration Number / Date:
RE0000251819 / 1985-06-20
Renewal registration for: B00000675045 / 1957-09-20
Title: United Feature comics. Vol. 19, no. 16.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251820 / 1985-06-20
Renewal registration for: B00000675046 / 1957-09-27
Title: United Feature comics. Vol. 19, no. 17.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251821 / 1985-06-20
Renewal registration for: B00000678074 / 1957-10-04
Title: United Feature comics. Vol. 19, no. 18.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251822 / 1985-06-20
Renewal registration for: B00000678075 / 1957-10-11
Title: United Feature comics. Vol. 19, no. 19.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

165

Type of Work: Serial
Registration Number / Date:
RE0000251805 / 1985-06-20
Renewal registration for: B00000662025 / 1957-06-14
Title: United Feature comics. Vol. 19, no. 2.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251823 / 1985-06-20
Renewal registration for: B00000678076 / 1957-10-18
Title: United Feature comics. Vol. 19, no. 20.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251824 / 1985-06-20
Renewal registration for: B00000678077 / 1957-10-25
Title: United Feature comics. Vol. 19, no. 21.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251825 / 1985-06-20
Renewal registration for: B00000686392 / 1957-11-01
Title: United Feature comics. Vol. 19, no. 22.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

166

Type of Work: Serial
Registration Number / Date:
RE0000251826 / 1985-06-20
Renewal registration for: B00000686393 / 1957-11-08
Title: United Feature comics. Vol. 19, no. 23.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251827 / 1985-06-20
Renewal registration for: B00000686394 / 1957-11-15
Title: United Feature comics. Vol. 19, no. 24.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251828 / 1985-06-20
Renewal registration for: B00000686395 / 1957-11-22
Title: United Feature comics. Vol. 19, no. 25.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251829 / 1985-06-20
Renewal registration for: B00000686396 / 1957-11-29
Title: United Feature comics. Vol. 19, no. 26.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

167

Type of Work: Serial
Registration Number / Date:
RE0000251830 / 1985-06-20
Renewal registration for: B00000691362 / 1957-12-06
Title: United Feature comics. Vol. 19, no. 27.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251831 / 1985-06-20
Renewal registration for: B00000691363 / 1957-12-13
Title: United Feature comics. Vol. 19, no. 28.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251832 / 1985-06-20
Renewal registration for: B00000691364 / 1957-12-20
Title: United Feature comics. Vol. 19, no. 29.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251806 / 1985-06-20
Renewal registration for: B00000662026 / 1957-06-21
Title: United Feature comics. Vol. 19, no. 3.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial

168

Registration Number / Date:
RE0000251833 / 1985-06-20
Renewal registration for: B00000691365 / 1957-12-27
Title: United Feature comics. Vol. 19, no. 30.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251807 / 1985-06-20
Renewal registration for: B00000662027 / 1957-06-28
Title: United Feature comics. Vol. 19, no. 4.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251808 / 1985-06-20
Renewal registration for: B00000663474 / 1957-07-05
Title: United Feature comics. Vol. 19, no. 5.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251809 / 1985-06-20
Renewal registration for: B00000663475 / 1957-07-12
Title: United Feature comics. Vol. 19, no. 6.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:

169

RE0000251810 / 1985-06-20
Renewal registration for: B00000663476 / 1957-07-19
Title: United Feature comics. Vol. 19, no. 7.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251811 / 1985-06-20
Renewal registration for: B00000663477 / 1957-07-26
Title: United Feature comics. Vol. 19, no. 8.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000251812 / 1985-06-20
Renewal registration for: B00000669817 / 1957-08-02
Title: United Feature comics. Vol. 19, no. 9.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293086 / 1986-05-05
Renewal registration for: B00000699389 / 1958-01-03
Title: United Feature comics. Vol. 19, no. 31.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293087 / 1986-05-05

170

Renewal registration for: B00000699390 / 1958-01-10
Title: United Feature comics. Vol. 19, no. 32.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293088 / 1986-05-05
Renewal registration for: B00000699391 / 1958-01-17
Title: United Feature comics. Vol. 19, no. 33.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293089 / 1986-05-05
Renewal registration for: B00000699392 / 1958-01-24
Title: United Feature comics. Vol. 19, no. 34.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293090 / 1986-05-05
Renewal registration for: B00000699393 / 1958-01-31
Title: United Feature comics. Vol. 19, no. 35.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293091 / 1986-05-05
Renewal registration for: B00000701006 / 1958-02-07

171

Title: United Feature comics. Vol. 19, no. 36.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293092 / 1986-05-05
Renewal registration for: B00000701007 / 1958-02-14
Title: United Feature comics. Vol. 19, no. 37.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293093 / 1986-05-05
Renewal registration for: B00000701008 / 1958-02-21
Title: United Feature comics. Vol. 19, no. 38.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293094 / 1986-05-05
Renewal registration for: B00000701009 / 1958-02-28
Title: United Feature comics. Vol. 19, no. 39.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293095 / 1986-05-05
Renewal registration for: B00000707619 / 1958-03-07
Title: United Feature comics. Vol. 19, no. 40.

172

Type of Work: Serial
Registration Number / Date:
RE0000293096 / 1986-05-05
Renewal registration for: B00000707620 / 1958-03-14
Title: United Feature comics. Vol. 19, no. 41.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293097 / 1986-05-05
Renewal registration for: B00000707621 / 1958-03-21
Title: United Feature comics. Vol. 19, no. 43 (called v. 19, no.
42)
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293099 / 1986-05-05
Renewal registration for: B00000710540 / 1958-04-04
Title: United Feature comics. Vol. 19, no. 44.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293098 / 1986-05-05
Renewal registration for: B00000707622 / 1958-03-28

173

Title: United Feature comics. Vol. 19, no. 44 (called v. 19, no. 43)
Copyright Claimant: United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date: RE0000293100 / 1986-05-05
Renewal registration for: B00000710541 / 1958-04-11
Title: United Feature comics. Vol. 19, no. 45.
Copyright Claimant: United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date: RE0000293101 / 1986-05-05
Renewal registration for: B00000710542 / 1958-04-18
Title: United Feature comics. Vol. 19, no. 46.
Copyright Claimant: United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date: RE0000293102 / 1986-05-05
Renewal registration for: B00000710543 / 1958-04-25
Title: United Feature comics. Vol. 19, no. 47.
Copyright Claimant: United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date: RE0000293103 / 1986-05-05

174

Renewal registration for: B00000715564 / 1958-05-02
Title: United Feature comics. Vol. 19, no. 48.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293104 / 1986-05-05
Renewal registration for: B00000715565 / 1958-05-09
Title: United Feature comics. Vol. 19, no. 49.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293105 / 1986-05-05
Renewal registration for: B00000715566 / 1958-05-16
Title: United Feature comics. Vol. 19, no. 50.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293106 / 1986-05-05
Renewal registration for: B00000715567 / 1958-05-23
Title: United Feature comics. Vol. 19, no. 51.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293107 / 1986-05-05
Renewal registration for: B00000715568 / 1958-05-30

175

Title: United Feature comics. Vol. 19, no. 52.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293110 / 1986-05-05
Renewal registration for: B00000725541 / 1958-06-06
Title: United Feature comics. Vol. 20, no. 1.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293117 / 1986-05-05
Renewal registration for: B00000730140 / 1958-08-08
Title: United Feature comics. Vol. 20, no. 10.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293118 / 1986-05-05
Renewal registration for: B00000730141 / 1958-08-15
Title: United Feature comics. Vol. 20, no. 11.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293119 / 1986-05-05
Renewal registration for: B00000730142 / 1958-08-22

176

Title: United Feature comics. Vol. 20, no. 12.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293120 / 1986-05-05
Renewal registration for: B00000730143 / 1958-08-29
Title: United Feature comics. Vol. 20, no. 13.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293121 / 1986-05-05
Renewal registration for: B00000736334 / 1958-09-05
Title: United Feature comics. Vol. 20, no. 14.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293122 / 1986-05-05
Renewal registration for: B00000736335 / 1958-09-12
Title: United Feature comics. Vol. 20, no. 15.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293123 / 1986-05-05
Renewal registration for: B00000736336 / 1958-09-19
Title: United Feature comics. Vol. 20, no. 16.

177

Type of Work: Serial
Registration Number / Date:
RE0000293124 / 1986-05-05
Renewal registration for: B00000736337 / 1958-09-26
Title: United Feature comics. Vol. 20, no. 17.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293129 / 1986-05-05
Renewal registration for: B00000742434 / 1958-10-03
Title: United Feature comics. Vol. 20, no. 18.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293128 / 1986-05-05
Renewal registration for: B00000742433 / 1958-10-10
Title: United Feature comics. Vol. 20, no. 19.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293111 / 1986-05-05
Renewal registration for: B00000725542 / 1958-06-13
Title: United Feature comics. Vol. 20, no. 2.
Copyright Claimant:

178

Type of Work: Serial
Registration Number / Date:
RE0000293127 / 1986-05-05
Renewal registration for: B00000742432 / 1958-10-17
Title: United Feature comics. Vol. 20, no. 20.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293126 / 1986-05-05
Renewal registration for: B00000742431 / 1958-10-24
Title: United Feature comics. Vol. 20, no. 21.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293125 / 1986-05-05
Renewal registration for: B00000742430 / 1958-10-31
Title: United Feature comics. Vol. 20, no. 22.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293130 / 1986-05-05
Renewal registration for: B00000747180 / 1958-11-07
Title: United Feature comics. Vol. 20, no. 23.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)

179

Type of Work: Serial
Registration Number / Date:
RE0000293131 / 1986-05-05
Renewal registration for: B00000747181 / 1958-11-14
Title: United Feature comics. Vol. 20, no. 24.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293133 / 1986-05-05
Renewal registration for: B00000747182 / 1958-11-21
Title: United Feature comics. Vol. 20, no. 25.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293132 / 1986-05-05
Renewal registration for: B00000747179 / 1958-11-28
Title: United Feature comics. Vol. 20, no. 26.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293134 / 1986-05-05
Renewal registration for: B00000755695 / 1958-12-05
Title: United Feature comics. Vol. 20, no. 27.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.

180

Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293135 / 1986-05-05
Renewal registration for: B00000755696 / 1958-12-12
Title: United Feature comics. Vol. 20, no. 28.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293136 / 1986-05-05
Renewal registration for: B00000755697 / 1958-12-19
Title: United Feature comics. Vol. 20, no. 29.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293108 / 1986-05-05
Renewal registration for: B00000721461 / 1958-06-20
Title: United Feature comics. Vol. 20, no. 3.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293982 / 1986-05-05
Renewal registration for: B00000755698 / 1958-12-26
Title: United Feature comics. Vol. 20, no. 30.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

181

Type of Work: Serial
Registration Number / Date:
RE0000293109 / 1986-05-05
Renewal registration for: B00000721462 / 1958-06-27
Title: United Feature comics. Vol. 20, no. 4.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293112 / 1986-05-05
Renewal registration for: B00000727304 / 1958-07-04
Title: United Feature comics. Vol. 20, no. 5.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293113 / 1986-05-05
Renewal registration for: B00000727305 / 1958-07-11
Title: United Feature comics. Vol. 20, no. 6.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293114 / 1986-05-05
Renewal registration for: B00000727306 / 1958-07-18
Title: United Feature comics. Vol. 20, no. 7.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

182

Type of Work: Serial
Registration Number / Date:
RE0000293115 / 1986-05-05
Renewal registration for: B00000727307 / 1958-07-25
Title: United Feature comics. Vol. 20, no. 8.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000293116 / 1986-05-05
Renewal registration for: B00000730139 / 1958-08-01
Title: United Feature comics. Vol. 20, no. 9.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350492 / 1987-09-28
Renewal registration for: B00000760988 / 1959-01-02
Title: United Feature comics. Vol. 20, no. 31.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350491 / 1987-09-28
Renewal registration for: B00000760987 / 1959-01-09

183

Title: United Feature comics. Vol. 20, no. 32.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350490 / 1987-09-28
Renewal registration for: B00000760986 / 1959-01-16
Title: United Feature comics. Vol. 20, no. 33.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350489 / 1987-09-28
Renewal registration for: B00000760985 / 1959-01-23
Title: United Feature comics. Vol. 20, no. 34.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350488 / 1987-09-28
Renewal registration for: B00000760984 / 1959-01-30
Title: United Feature comics. Vol. 20, no. 35.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350493 / 1987-09-28
Renewal registration for: B00000767009 / 1959-02-06
Title: United Feature comics. Vol. 20, no. 36.

184

Type of Work: Serial
Registration Number / Date:
RE0000350494 / 1987-09-28
Renewal registration for: B00000767010 / 1959-02-13
Title: United Feature comics. Vol. 20, no. 37.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350495 / 1987-09-28
Renewal registration for: B00000767011 / 1959-02-20
Title: United Feature comics. Vol. 20, no. 38.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350496 / 1987-09-28
Renewal registration for: B00000767012 / 1959-02-27
Title: United Feature comics. Vol. 20, no. 39.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350498 / 1987-09-28
Renewal registration for: B00000771234 / 1959-03-06
Title: United Feature comics. Vol. 20, no. 40.
Copyright Claimant:

185

Type of Work: Serial
Registration Number / Date:
RE0000350497 / 1987-09-28
Renewal registration for: B00000771233 / 1959-03-13
Title: United Feature comics. Vol. 20, no. 41.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350503 / 1987-09-28
Renewal registration for: B00000774956 / 1959-03-20
Title: United Feature comics. Vol. 20, no. 42.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350504 / 1987-09-28
Renewal registration for: B00000774957 / 1959-03-27
Title: United Feature comics. Vol. 20, no. 43.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350499 / 1987-09-28
Renewal registration for: B00000773743 / 1959-04-03
Title: United Feature comics. Vol. 20, no. 44.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)

186

Type of Work: Serial
Registration Number / Date:
RE0000350500 / 1987-09-28
Renewal registration for: B00000773744 / 1959-04-10
Title: United Feature comics. Vol. 20, no. 45.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350501 / 1987-09-28
Renewal registration for: B00000773745 / 1959-04-17
Title: United Feature comics. Vol. 20, no. 46.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350502 / 1987-09-28
Renewal registration for: B00000773746 / 1959-04-24
Title: United Feature comics. Vol. 20, no. 47.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350506 / 1987-09-28
Renewal registration for: B00000780258 / 1959-05-01
Title: United Feature comics. Vol. 20, no. 48.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.

187

Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350507 / 1987-09-28
Renewal registration for: B00000780259 / 1959-05-08
Title: United Feature comics. Vol. 20, no. 49.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350508 / 1987-09-28
Renewal registration for: B00000780260 / 1959-05-15
Title: United Feature comics. Vol. 20, no. 50.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350509 / 1987-09-28
Renewal registration for: B00000780261 / 1959-05-22
Title: United Feature comics. Vol. 20, no. 51.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350505 / 1987-09-28
Renewal registration for: B00000780257 / 1959-05-29
Title: United Feature comics. Vol. 20, no. 52.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

188

Type of Work: Serial
Registration Number / Date:
RE0000350510 / 1987-09-28
Renewal registration for: B00000784784 / 1959-06-05
Title: United Feature comics. Vol. 21, no. 1.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350519 / 1987-09-28
Renewal registration for: B00000793319 / 1959-08-07
Title: United Feature comics. Vol. 21, no. 10.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350520 / 1987-09-28
Renewal registration for: B00000793320 / 1959-08-14
Title: United Feature comics. Vol. 21, no. 11.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350521 / 1987-09-28
Renewal registration for: B00000793321 / 1959-08-21
Title: United Feature comics. Vol. 21, no. 12.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

189

Type of Work: Serial
Registration Number / Date:
RE0000350522 / 1987-09-28
Renewal registration for: B00000793322 / 1959-08-28
Title: United Feature comics. Vol. 21, no. 13.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350523 / 1987-09-28
Renewal registration for: B00000799070 / 1959-09-04
Title: United Feature comics. Vol. 21, no. 14.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350524 / 1987-09-28
Renewal registration for: B00000799071 / 1959-09-11
Title: United Feature comics. Vol. 21, no. 15.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350525 / 1987-09-28
Renewal registration for: B00000799072 / 1959-09-18
Title: United Feature comics. Vol. 21, no. 16.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

190

Type of Work: Serial
Registration Number / Date:
RE0000350526 / 1987-09-28
Renewal registration for: B00000799073 / 1959-09-25
Title: United Feature comics. Vol. 21, no. 17.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350527 / 1987-09-28
Renewal registration for: B00000806163 / 1959-10-02
Title: United Feature comics. Vol. 21, no. 18.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350528 / 1987-09-28
Renewal registration for: B00000806164 / 1959-10-09
Title: United Feature comics. Vol. 21, no. 19.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350511 / 1987-09-28
Renewal registration for: B00000784785 / 1959-06-12
Title: United Feature comics. Vol. 21, no. 2.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

191

Type of Work: Serial
Registration Number / Date:
RE0000350529 / 1987-09-28
Renewal registration for: B00000806165 / 1959-10-16
Title: United Feature comics. Vol. 21, no. 20.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350530 / 1987-09-28
Renewal registration for: B00000806166 / 1959-10-23
Title: United Feature comics. Vol. 21, no. 21.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350531 / 1987-09-28
Renewal registration for: B00000806167 / 1959-10-30
Title: United Feature comics. Vol. 21, no. 22.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350534 / 1987-09-28
Renewal registration for: B00000810808 / 1959-11-06
Title: United Feature comics. Vol. 21, no. 23.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

192

Type of Work: Serial
Registration Number / Date:
RE0000350535 / 1987-09-28
Renewal registration for: B00000810809 / 1959-11-13
Title: United Feature comics. Vol. 21, no. 24.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350532 / 1987-09-28
Renewal registration for: B00000810806 / 1959-11-20
Title: United Feature comics. Vol. 21, no. 25.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350533 / 1987-09-28
Renewal registration for: B00000810807 / 1959-11-27
Title: United Feature comics. Vol. 21, no. 26.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350539 / 1987-09-28
Renewal registration for: B00000814655 / 1959-12-04
Title: United Feature comics. Vol. 21, no. 27.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

193

Type of Work: Serial
Registration Number / Date:
RE0000350538 / 1987-09-28
Renewal registration for: B00000814654 / 1959-12-11
Title: United Feature comics. Vol. 21, no. 28.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350536 / 1987-09-28
Renewal registration for: B00000814652 / 1959-12-18
Title: United Feature comics. Vol. 21, no. 29.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350512 / 1987-09-28
Renewal registration for: B00000784786 / 1959-06-19
Title: United Feature comics. Vol. 21, no. 3.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350537 / 1987-09-28
Renewal registration for: B00000814653 / 1959-12-25
Title: United Feature comics. Vol. 21, no. 30.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

194

Type of Work: Serial
Registration Number / Date:
RE0000350513 / 1987-09-28
Renewal registration for: B00000784787 / 1959-06-26
Title: United Feature comics. Vol. 21, no. 4.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350514 / 1987-09-28
Renewal registration for: B00000788549 / 1959-07-03
Title: United Feature comics. Vol. 21, no. 5.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350515 / 1987-09-28
Renewal registration for: B00000788550 / 1959-07-10
Title: United Feature comics. Vol. 21, no. 6.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350516 / 1987-09-28
Renewal registration for: B00000788551 / 1959-07-17
Title: United Feature comics. Vol. 21, no. 7.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial

195

Registration Number / Date:
RE0000350517 / 1987-09-28
Renewal registration for: B00000788552 / 1959-07-24
Title: United Feature comics. Vol. 21, no. 8.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000350518 / 1987-09-28
Renewal registration for: B00000789227 / 1959-07-31
Title: United Feature comics. Vol. 21, no. 9.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381804 / 1987-04-18
Renewal registration for: B00000822103 / 1960-01-01
Title: United Feature comics. Vol. 21, no. 31.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381802 / 1987-04-18
Renewal registration for: B00000822101 / 1960-01-08
Title: United Feature comics. Vol. 21, no. 32.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

196

Type of Work: Serial
Registration Number / Date:
RE0000381803 / 1987-04-18
Renewal registration for: B00000822102 / 1960-01-15
Title: United Feature comics. Vol. 21, no. 33.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381805 / 1987-04-18
Renewal registration for: B00000822104 / 1960-01-22
Title: United Feature comics. Vol. 21, no. 34.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381810 / 1987-04-18
Renewal registration for: B00000824921 / 1960-01-29
Title: United Feature comics. Vol. 21, no. 35.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381809 / 1987-04-18
Renewal registration for: B00000824915 / 1960-02-05
Title: United Feature comics. Vol. 21, no. 36.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

197

Type of Work: Serial
Registration Number / Date:
RE0000381806 / 1987-04-18
Renewal registration for: B00000824912 / 1960-02-12
Title: United Feature comics. Vol. 21, no. 37.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381807 / 1987-04-18
Renewal registration for: B00000824913 / 1960-02-19
Title: United Feature comics. Vol. 21, no. 38.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381808 / 1987-04-18
Renewal registration for: B00000824914 / 1960-02-26
Title: United Feature comics. Vol. 21, no. 39.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381814 / 1987-04-18
Renewal registration for: B00000830958 / 1960-03-04
Title: United Feature comics. Vol. 21, no. 40.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

198

Type of Work: Serial
Registration Number / Date:
RE0000381813 / 1987-04-18
Renewal registration for: B00000830957 / 1960-03-11
Title: United Feature comics. Vol. 21, no. 41.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381812 / 1987-04-18
Renewal registration for: B00000830956 / 1960-03-18
Title: United Feature comics. Vol. 21, no. 42.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381811 / 1987-04-18
Renewal registration for: B00000830955 / 1960-03-25
Title: United Feature comics. Vol. 21, no. 43.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381815 / 1987-04-18
Renewal registration for: B00000836242 / 1960-04-01
Title: United Feature comics. Vol. 21, no. 44.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

199

Type of Work: Serial
Registration Number / Date:
RE0000381816 / 1987-04-18
Renewal registration for: B00000836243 / 1960-04-08
Title: United Feature comics. Vol. 21, no. 45.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381817 / 1987-04-18
Renewal registration for: B00000836244 / 1960-04-15
Title: United Feature comics. Vol. 21, no. 46.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381818 / 1987-04-18
Renewal registration for: B00000836245 / 1960-04-22
Title: United Feature comics. Vol. 21, no. 47.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381819 / 1987-04-18
Renewal registration for: B00000836246 / 1960-04-29
Title: United Feature comics. Vol. 21, no. 48.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

200

Type of Work: Serial
Registration Number / Date:
RE0000381820 / 1987-04-18
Renewal registration for: B00000842511 / 1960-05-06
Title: United Feature comics. Vol. 21, no. 49.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381821 / 1987-04-18
Renewal registration for: B00000842512 / 1960-05-13
Title: United Feature comics. Vol. 21, no. 50.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381822 / 1987-04-18
Renewal registration for: B00000842513 / 1960-05-20
Title: United Feature comics. Vol. 21, no. 51.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381823 / 1987-04-18
Renewal registration for: B00000842514 / 1960-05-27
Title: United Feature comics. Vol. 21, no. 52.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial

201

Registration Number / Date:
RE0000381825 / 1988-04-18
Renewal registration for: B00000850408 / 1960-06-03
Title: United Feature comics. Vol. 21, no. 53.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381826 / 1988-04-18
Renewal registration for: B00000850409 / 1960-06-10
Title: United Feature comics. Vol. 21, no. 54.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381824 / 1987-04-18
Renewal registration for: B00000850407 / 1960-06-17
Title: United Feature comics. Vol. 21, no. 55.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381861 / 1988-04-18
Renewal registration for: B00000850410 / 1960-06-24
Title: United Feature comics. Vol. 21, no. 56.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:

202

RE0000381862 / 1988-04-18
Renewal registration for: B00000853298 / 1960-07-01
Title: United Feature comics. Vol. 21, no. 57.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381830 / 1988-04-18
Renewal registration for: B00000853297 / 1960-07-08
Title: United Feature comics. Vol. 21, no. 58.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381829 / 1988-04-18
Renewal registration for: B00000853296 / 1960-07-15
Title: United Feature comics. Vol. 21, no. 59.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381828 / 1988-04-18
Renewal registration for: B00000853295 / 1960-07-22
Title: United Feature comics. Vol. 21, no. 60.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381827 / 1988-04-18

203

Renewal registration for: B00000853294 / 1960-07-29
Title: United Feature comics. Vol. 21, no. 61.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381831 / 1988-04-18
Renewal registration for: B00000858660 / 1960-08-05
Title: United Feature comics. Vol. 21, no. 62.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381832 / 1988-04-18
Renewal registration for: B00000858661 / 1960-08-12
Title: United Feature comics. Vol. 21, no. 63.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381833 / 1988-04-18
Renewal registration for: B00000858662 / 1960-08-19
Title: United Feature comics. Vol. 21, no. 64.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381834 / 1988-04-18
Renewal registration for: B00000858663 / 1960-08-26

204

Title: United Feature comics. Vol. 21, no. 65.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381835 / 1988-04-18
Renewal registration for: B00000864451 / 1960-09-02
Title: United Feature comics. Vol. 21, no. 66.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381836 / 1988-04-18
Renewal registration for: B00000864452 / 1960-09-09
Title: United Feature comics. Vol. 21, no. 67.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381837 / 1988-04-18
Renewal registration for: B00000864453 / 1960-09-16
Title: United Feature comics. Vol. 21, no. 68.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381838 / 1988-04-18
Renewal registration for: B00000864454 / 1960-09-23
Title: United Feature comics. Vol. 21, no. 69.

205

Type of Work: Serial
Registration Number / Date:
RE0000381839 / 1988-04-18
Renewal registration for: B00000864455 / 1960-09-30
Title: United Feature comics. Vol. 21, no. 70.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381840 / 1988-04-18
Renewal registration for: B00000868372 / 1960-10-07
Title: United Feature comics. Vol. 21, no. 71.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381841 / 1988-04-18
Renewal registration for: B00000868373 / 1960-10-14
Title: United Feature comics. Vol. 21, no. 72.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381842 / 1988-04-18
Renewal registration for: B00000868374 / 1960-10-21
Title: United Feature comics. Vol. 21, no. 73.
Copyright Claimant:

206

Type of Work: Serial
Registration Number / Date:
RE0000381843 / 1988-04-18
Renewal registration for: B00000868375 / 1960-10-28
Title: United Feature comics. Vol. 21, no. 74.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381848 / 1988-04-18
Renewal registration for: B00000873010 / 1960-11-04
Title: United Feature comics. Vol. 21, no. 75.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381846 / 1988-04-18
Renewal registration for: B00000873009 / 1960-11-11
Title: United Feature comics. Vol. 21, no. 76.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381845 / 1988-04-18
Renewal registration for: B00000873008 / 1960-11-18
Title: United Feature comics. Vol. 21, no. 77.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)

207

Type of Work: Serial
Registration Number / Date:
RE0000381844 / 1988-04-18
Renewal registration for: B00000873007 / 1960-11-25
Title: United Feature comics. Vol. 21, no. 78.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381847 / 1988-04-18
Renewal registration for: B00000881866 / 1960-12-02
Title: United Feature comics. Vol. 21, no. 79.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000391438 / 1988-07-29
Renewal registration for: B00000881867 / 1960-12-09
Title: United Feature comics. Vol. 21, no. 80, Dec. 9, 1960.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381849 / 1988-04-18
Renewal registration for: B00000881868 / 1960-12-16
Title: United Feature comics. Vol. 21, no. 81.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)

208

Type of Work: Serial
Registration Number / Date:
RE0000381850 / 1988-04-18
Renewal registration for: B00000881869 / 1960-12-23
Title: United Feature comics. Vol. 21, no. 82.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000381851 / 1988-04-18
Renewal registration for: B00000881870 / 1960-12-30
Title: United Feature comics. Vol. 21, no. 83.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418653 / 1989-03-24
Renewal registration for: B00000884829 / 1961-01-06
Title: United Feature comics. Vol. 22, no. 1.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418660 / 1989-03-24
Renewal registration for: B00000896365 / 1961-03-10
Title: United Feature comics. Vol. 22, no. 10.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

209

Type of Work: Serial
Registration Number / Date:
RE0000418663 / 1989-03-24
Renewal registration for: B00000896368 / 1961-03-24
Title: United Feature comics. Vol. 22, no. 11.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418662 / 1989-03-24
Renewal registration for: B00000896367 / 1961-03-24
Title: United Feature comics. Vol. 22, no. 12.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418661 / 1989-03-24
Renewal registration for: B00000896366 / 1961-03-31
Title: United Feature comics. Vol. 22, no. 13.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418667 / 1989-03-24
Renewal registration for: B00000899722 / 1961-04-07
Title: United Feature comics. Vol. 22, no. 14.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

210

Type of Work: Serial
Registration Number / Date:
RE0000418664 / 1989-03-24
Renewal registration for: B00000899719 / 1961-04-14
Title: United Feature comics. Vol. 22, no. 15.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418665 / 1989-03-24
Renewal registration for: B00000899720 / 1961-04-21
Title: United Feature comics. Vol. 22, no. 16.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418666 / 1989-03-24
Renewal registration for: B00000899721 / 1961-04-28
Title: United Feature comics. Vol. 22, no. 17.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418670 / 1989-03-24
Renewal registration for: B00000906803 / 1961-05-05
Title: United Feature comics. Vol. 22, no. 18.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

211

Type of Work: Serial
Registration Number / Date:
RE0000418671 / 1989-03-24
Renewal registration for: B00000906804 / 1961-05-12
Title: United Feature comics. Vol. 22, no. 19.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418652 / 1989-03-24
Renewal registration for: B00000884828 / 1961-01-20
Title: United Feature comics. Vol. 22, no. 2.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418668 / 1989-03-24
Renewal registration for: B00000906801 / 1961-05-19
Title: United Feature comics. Vol. 22, no. 20.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418669 / 1989-03-24
Renewal registration for: B00000906802 / 1961-05-26
Title: United Feature comics. Vol. 22, no. 21.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

212

Type of Work: Serial
Registration Number / Date:
RE0000418675 / 1989-03-24
Renewal registration for: B00000914210 / 1961-06-02
Title: United Feature comics. Vol. 22, no. 22.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418674 / 1989-03-24
Renewal registration for: B00000914209 / 1961-06-09
Title: United Feature comics. Vol. 22, no. 23.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418673 / 1989-03-24
Renewal registration for: B00000914208 / 1961-06-16
Title: United Feature comics. Vol. 22, no. 24.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418672 / 1989-03-24
Renewal registration for: B00000914207 / 1961-06-23
Title: United Feature comics. Vol. 22, no. 25.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial

213

Registration Number / Date:
RE0000418676 / 1989-03-24
Renewal registration for: B00000916462 / 1961-06-30
Title: United Feature comics. Vol. 22, no. 26.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418680 / 1989-03-24
Renewal registration for: B00000917303 / 1961-07-07
Title: United Feature comics. Vol. 22, no. 27.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418679 / 1989-03-24
Renewal registration for: B00000917302 / 1961-07-14
Title: United Feature comics. Vol. 22, no. 28.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418678 / 1989-03-24
Renewal registration for: B00000917301 / 1961-07-21
Title: United Feature comics. Vol. 22, no. 29.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:

214

RE0000418651 / 1989-03-24
Renewal registration for: B00000884827 / 1961-01-20
Title: United Feature comics. Vol. 22, no. 3.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418677 / 1989-03-24
Renewal registration for: B00000917300 / 1961-07-28
Title: United Feature comics. Vol. 22, no. 30.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418681 / 1989-03-24
Renewal registration for: B00000921932 / 1961-08-04
Title: United Feature comics. Vol. 22, no. 31.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418682 / 1989-03-24
Renewal registration for: B00000921933 / 1961-08-11
Title: United Feature comics. Vol. 22, no. 32.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418683 / 1989-03-24

215

Renewal registration for: B00000921934 / 1961-08-18
Title: United Feature comics. Vol. 22, no. 33.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418684 / 1989-03-24
Renewal registration for: B00000921935 / 1961-08-25
Title: United Feature comics. Vol. 22, no. 34.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418685 / 1989-03-24
Renewal registration for: B00000927442 / 1961-09-01
Title: United Feature comics. Vol. 22, no. 35.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418686 / 1989-03-24
Renewal registration for: B00000927443 / 1961-09-08
Title: United Feature comics. Vol. 22, no. 36.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418687 / 1989-03-24
Renewal registration for: B00000927444 / 1961-09-15

216

Title: United Feature comics. Vol. 22, no. 37.
Copyright Claimant:
                    United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
                    RE0000418688 / 1989-03-24
                    Renewal registration for: B00000927445 / 1961-09-22
Title: United Feature comics. Vol. 22, no. 38.
Copyright Claimant:
                    United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
                    RE0000418689 / 1989-03-24
                    Renewal registration for: B00000927446 / 1961-09-29
Title: United Feature comics. Vol. 22, no. 39.
Copyright Claimant:
                    United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
                    RE0000418654 / 1989-03-24
                    Renewal registration for: B00000888207 / 1961-01-27
Title: United Feature comics. Vol. 22, no. 4.
Copyright Claimant:
                    United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
                    RE0000418690 / 1989-03-24
                    Renewal registration for: B00000935109 / 1961-10-06
Title: United Feature comics. Vol. 22, no. 40.

217

Type of Work: Serial
Registration Number / Date:
RE0000418691 / 1989-03-24
Renewal registration for: B00000935110 / 1961-10-13
Title: United Feature comics. Vol. 22, no. 41.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418692 / 1989-03-24
Renewal registration for: B00000935111 / 1961-10-20
Title: United Feature comics. Vol. 22, no. 42.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418693 / 1989-03-24
Renewal registration for: B00000935112 / 1961-10-27
Title: United Feature comics. Vol. 22, no. 43.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418694 / 1989-03-24
Renewal registration for: B00000937262 / 1961-11-03
Title: United Feature comics. Vol. 22, no. 44.
Copyright Claimant:

218

Type of Work: Serial
Registration Number / Date:
RE0000418695 / 1989-03-24
Renewal registration for: B00000937263 / 1961-11-10
Title: United Feature comics. Vol. 22, no. 45.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418696 / 1989-03-24
Renewal registration for: B00000937264 / 1961-11-17
Title: United Feature comics. Vol. 22, no. 46.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418697 / 1989-03-24
Renewal registration for: B00000937265 / 1961-11-24
Title: United Feature comics. Vol. 22, no. 47.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418698 / 1989-03-24
Renewal registration for: B00000943740 / 1961-12-01
Title: United Feature comics. Vol. 22, no. 48.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)

219

Type of Work: Serial
Registration Number / Date:
                   RE0000418699 / 1989-03-24
                   Renewal registration for: B00000943741 / 1961-12-08
Title: United Feature comics. Vol. 22, no. 49.
Copyright Claimant:
                   United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
                   RE0000418658 / 1989-03-24
                   Renewal registration for: B00000889756 / 1961-02-03
Title: United Feature comics. Vol. 22, no. 5.
Copyright Claimant:
                   United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
                   RE0000418700 / 1989-03-24
                   Renewal registration for: B00000943742 / 1961-12-15
Title: United Feature comics. Vol. 22, no. 50.
Copyright Claimant:
                   United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
                   RE0000418701 / 1989-03-24
                   Renewal registration for: B00000943743 / 1961-12-22
Title: United Feature comics. Vol. 22, no. 51.
Copyright Claimant:
                   United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.

220

Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418702 / 1989-03-24
Renewal registration for: B00000943744 / 1961-12-29
Title: United Feature comics. Vol. 22, no. 52.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418657 / 1989-03-24
Renewal registration for: B00000889755 / 1961-02-10
Title: United Feature comics. Vol. 22, no. 6.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418656 / 1989-03-24
Renewal registration for: B00000889754 / 1961-02-17
Title: United Feature comics. Vol. 22, no. 7.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000418655 / 1989-03-24
Renewal registration for: B00000889753 / 1961-02-24
Title: United Feature comics. Vol. 22, no. 8.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

221

Type of Work: Serial
Registration Number / Date:
RE0000418659 / 1989-03-24
Renewal registration for: B00000896364 / 1961-03-03
Title: United Feature comics. Vol. 22, no. 9.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478581 / 1990-05-09
Renewal registration for: B00000951181 / 1962-01-05
Title: United Feature comics. Vol. 23, no. 1.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478590 / 1990-05-09
Renewal registration for: B00000963173 / 1962-03-09
Title: United Feature comics. Vol. 23, no. 10.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

222

Type of Work: Serial
Registration Number / Date:
RE0000478591 / 1990-05-09
Renewal registration for: B00000963174 / 1962-03-16
Title: United Feature comics. Vol. 23, no. 11.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478592 / 1990-05-09
Renewal registration for: B00000963175 / 1962-03-23
Title: United Feature comics. Vol. 23, no. 12.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478593 / 1990-05-09
Renewal registration for: B00000963176 / 1962-03-30
Title: United Feature comics. Vol. 23, no. 13.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478594 / 1990-05-09
Renewal registration for: B00000967710 / 1962-04-06
Title: United Feature comics. Vol. 23, no. 14.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

223

Type of Work: Serial
Registration Number / Date:
RE0000478595 / 1990-05-09
Renewal registration for: B00000967711 / 1962-04-13
Title: United Feature comics. Vol. 23, no. 15.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478596 / 1990-05-09
Renewal registration for: B00000967712 / 1962-04-20
Title: United Feature comics. Vol. 23, no. 16.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478597 / 1990-05-09
Renewal registration for: B00000967713 / 1962-04-27
Title: United Feature comics. Vol. 23, no. 17.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478598 / 1990-05-09
Renewal registration for: B00000975044 / 1962-05-04
Title: United Feature comics. Vol. 23, no. 18.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

224

Type of Work: Serial
Registration Number / Date:
RE0000478599 / 1990-05-09
Renewal registration for: B00000975045 / 1962-05-11
Title: United Feature comics. Vol. 23, no. 19.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478582 / 1990-05-09
Renewal registration for: B00000951182 / 1962-01-12
Title: United Feature comics. Vol. 23, no. 2.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478600 / 1990-05-09
Renewal registration for: B00000975046 / 1962-05-18
Title: United Feature comics. Vol. 23, no. 20.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478601 / 1990-05-09
Renewal registration for: B00000975047 / 1962-05-25
Title: United Feature comics. Vol. 23, no. 21.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

225

Type of Work: Serial
Registration Number / Date:
RE0000478602 / 1990-05-09
Renewal registration for: B00000979994 / 1962-06-01
Title: United Feature comics. Vol. 23, no. 22.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478603 / 1990-05-09
Renewal registration for: B00000979995 / 1962-06-08
Title: United Feature comics. Vol. 23, no. 23.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478604 / 1990-05-09
Renewal registration for: B00000979996 / 1962-06-15
Title: United Feature comics. Vol. 23, no. 24.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478605 / 1990-05-09
Renewal registration for: B00000979997 / 1962-06-22
Title: United Feature comics. Vol. 23, no. 25.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial

226

Registration Number / Date:
RE0000478606 / 1990-05-09
Renewal registration for: B00000979998 / 1962-06-29
Title: United Feature comics. Vol. 23, no. 26.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478607 / 1990-05-09
Renewal registration for: B00000982567 / 1962-07-06
Title: United Feature comics. Vol. 23, no. 27.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478608 / 1990-05-09
Renewal registration for: B00000982568 / 1962-07-13
Title: United Feature comics. Vol. 23, no. 28.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478609 / 1990-05-09
Renewal registration for: B00000982569 / 1962-07-20
Title: United Feature comics. Vol. 23, no. 29.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:

227

RE0000478583 / 1990-05-09
Renewal registration for: B00000951183 / 1962-01-19
Title: United Feature comics. Vol. 23, no. 3.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478610 / 1990-05-09
Renewal registration for: B00000982570 / 1962-07-27
Title: United Feature comics. Vol. 23, no. 30.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478611 / 1990-05-09
Renewal registration for: B00000990613 / 1962-08-03
Title: United Feature comics. Vol. 23, no. 31.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478612 / 1990-05-09
Renewal registration for: B00000990614 / 1962-08-10
Title: United Feature comics. Vol. 23, no. 32.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478613 / 1990-05-09

228

Renewal registration for: B00000990615 / 1962-08-17
Title: United Feature comics. Vol. 23, no. 33.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478614 / 1990-05-09
Renewal registration for: B00000990616 / 1962-08-24
Title: United Feature comics. Vol. 23, no. 34.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478615 / 1990-05-09
Renewal registration for: B00000990617 / 1962-08-31
Title: United Feature comics. Vol. 23, no. 35.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478616 / 1990-05-09
Renewal registration for: B00000995910 / 1962-09-07
Title: United Feature comics. Vol. 23, no. 36.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478617 / 1990-05-09
Renewal registration for: B00000995911 / 1962-09-14

229

Title: United Feature comics. Vol. 23, no. 37.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478618 / 1990-05-09
Renewal registration for: B00000995912 / 1962-09-21
Title: United Feature comics. Vol. 23, no. 38.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478619 / 1990-05-09
Renewal registration for: B00000995913 / 1962-09-28
Title: United Feature comics. Vol. 23, no. 39.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478584 / 1990-05-09
Renewal registration for: B00000951184 / 1962-01-26
Title: United Feature comics. Vol. 23, no. 4.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478620 / 1990-05-09
Renewal registration for: B00000999655 / 1962-10-05
Title: United Feature comics. Vol. 23, no. 40.

230

Type of Work: Serial
Registration Number / Date:
RE0000478621 / 1990-05-09
Renewal registration for: B00000999656 / 1962-10-12
Title: United Feature comics. Vol. 23, no. 41.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478622 / 1990-05-09
Renewal registration for: B00000999657 / 1962-10-19
Title: United Feature comics. Vol. 23, no. 42.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478623 / 1990-05-09
Renewal registration for: B00000999658 / 1962-10-26
Title: United Feature comics. Vol. 23, no. 43.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478624 / 1990-05-09
Renewal registration for: B00000008212 / 1962-11-02
Title: United Feature comics. Vol. 23, no. 44.
Copyright Claimant:

231

Type of Work: Serial
Registration Number / Date:
RE0000478625 / 1990-05-09
Renewal registration for: B00000008213 / 1962-11-09
Title: United Feature comics. Vol. 23, no. 45.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478626 / 1990-05-09
Renewal registration for: B00000008214 / 1962-11-16
Title: United Feature comics. Vol. 23, no. 46.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478627 / 1990-05-09
Renewal registration for: B00000008215 / 1962-11-23
Title: United Feature comics. Vol. 23, no. 47.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478628 / 1990-05-09
Renewal registration for: B00000008216 / 1962-11-30
Title: United Feature comics. Vol. 23, no. 48.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)

232

Type of Work: Serial
Registration Number / Date:
RE0000478629 / 1990-05-09
Renewal registration for: B00000013712 / 1962-12-07
Title: United Feature comics. Vol. 23, no. 49.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478585 / 1990-05-09
Renewal registration for: B00000957759 / 1962-02-02
Title: United Feature comics. Vol. 23, no. 5.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478630 / 1990-05-09
Renewal registration for: B00000013713 / 1962-12-14
Title: United Feature comics. Vol. 23, no. 50.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478632 / 1990-05-09
Renewal registration for: B00000013715 / 1962-12-21
Title: United Feature comics. Vol. 23, no. 51.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.

233

Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478631 / 1990-05-09
Renewal registration for: B00000013714 / 1962-12-28
Title: United Feature comics. Vol. 23, no. 52.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478586 / 1990-05-09
Renewal registration for: B00000957760 / 1962-02-09
Title: United Feature comics. Vol. 23, no. 6.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478587 / 1990-05-09
Renewal registration for: B00000957761 / 1962-02-16
Title: United Feature comics. Vol. 23, no. 7.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000478588 / 1990-05-09
Renewal registration for: B00000957762 / 1962-02-23
Title: United Feature comics. Vol. 23, no. 8.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

234

Type of Work: Serial
Registration Number / Date:
RE0000478589 / 1990-05-09
Renewal registration for: B00000963172 / 1962-03-02
Title: United Feature comics. Vol. 23, no. 9.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000540999 / 1991-08-16
Renewal registration for: B00000019439 / 1963-01-04
Title: United Feature comics. Vol. 24, no. 1.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541008 / 1991-08-16
Renewal registration for: B00000033103 / 1963-03-08
Title: United Feature comics. Vol. 24, no. 10.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541009 / 1991-08-16
Renewal registration for: B00000033104 / 1963-03-15
Title: United Feature comics. Vol. 24, no. 11.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

235

Type of Work: Serial
Registration Number / Date:
RE0000541010 / 1991-08-16
Renewal registration for: B00000033105 / 1963-03-22
Title: United Feature comics. Vol. 24, no. 12.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541011 / 1991-08-16
Renewal registration for: B00000033106 / 1963-03-29
Title: United Feature comics. Vol. 24, no. 13.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541012 / 1991-08-16
Renewal registration for: B00000039322 / 1963-04-05
Title: United Feature comics. Vol. 24, no. 14.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541013 / 1991-08-16
Renewal registration for: B00000039323 / 1963-04-12
Title: United Feature comics. Vol. 24, no. 15.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

236

Type of Work: Serial
Registration Number / Date:
RE0000541014 / 1991-08-16
Renewal registration for: B00000039324 / 1963-04-19
Title: United Feature comics. Vol. 24, no. 16.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541015 / 1991-08-16
Renewal registration for: B00000039325 / 1963-04-26
Title: United Feature comics. Vol. 24, no. 17.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541016 / 1991-08-16
Renewal registration for: B00000045183 / 1963-05-03
Title: United Feature comics. Vol. 24, no. 18.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541017 / 1991-08-16
Renewal registration for: B00000045184 / 1963-05-10
Title: United Feature comics. Vol. 24, no. 19.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

237

Type of Work: Serial
Registration Number / Date:
RE0000541000 / 1991-08-16
Renewal registration for: B00000019440 / 1963-01-11
Title: United Feature comics. Vol. 24, no. 2.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541018 / 1991-08-16
Renewal registration for: B00000045185 / 1963-05-17
Title: United Feature comics. Vol. 24, no. 20.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541019 / 1991-08-16
Renewal registration for: B00000045186 / 1963-05-24
Title: United Feature comics. Vol. 24, no. 21.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541020 / 1991-08-16
Renewal registration for: B00000045187 / 1963-05-31
Title: United Feature comics. Vol. 24, no. 22.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

238

Type of Work: Serial
Registration Number / Date:
RE0000541021 / 1991-08-16
Renewal registration for: B00000049856 / 1963-06-07
Title: United Feature comics. Vol. 24, no. 23.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541022 / 1991-08-16
Renewal registration for: B00000049857 / 1963-06-14
Title: United Feature comics. Vol. 24, no. 24.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541023 / 1991-08-16
Renewal registration for: B00000049858 / 1963-06-21
Title: United Feature comics. Vol. 24, no. 25.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541024 / 1991-08-16
Renewal registration for: B00000049859 / 1963-06-28
Title: United Feature comics. Vol. 24, no. 26.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

239

Type of Work: Serial
Registration Number / Date:
RE0000541025 / 1991-08-16
Renewal registration for: B00000055366 / 1963-07-05
Title: United Feature comics. Vol. 24, no. 27.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541026 / 1991-08-16
Renewal registration for: B00000055367 / 1963-07-12
Title: United Feature comics. Vol. 24, no. 28.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541027 / 1991-08-16
Renewal registration for: B00000055368 / 1963-07-19
Title: United Feature comics. Vol. 24, no. 29.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541001 / 1991-08-16
Renewal registration for: B00000019441 / 1963-01-18
Title: United Feature comics. Vol. 24, no. 3.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics
Names: United Feature Syndicate, Inc.

Type of Work: Serial

240

Registration Number / Date:
RE0000541028 / 1991-08-16
Renewal registration for: B00000055369 / 1963-07-26
Title: United Feature comics. Vol. 24, no. 30.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541029 / 1991-08-16
Renewal registration for: B00000061352 / 1963-08-02
Title: United Feature comics. Vol. 24, no. 31.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541030 / 1991-08-16
Renewal registration for: B00000061353 / 1963-08-09
Title: United Feature comics. Vol. 24, no. 32.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541031 / 1991-08-16
Renewal registration for: B00000061354 / 1963-08-16
Title: United Feature comics. Vol. 24, no. 33.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:

241

RE0000541032 / 1991-08-16
Renewal registration for: B00000061355 / 1963-08-23
Title: United Feature comics. Vol. 24, no. 34.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541033 / 1991-08-16
Renewal registration for: B00000061356 / 1963-08-30
Title: United Feature comics. Vol. 24, no. 35.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Type of Work: Serial
Registration Number / Date:
RE0000541036 / 1991-08-16
Renewal registration for: B00000072227 / 1963-09-06
Title: United Feature comics. Vol. 24, no. 36.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title: United Feature comics.
Names: United Feature Syndicate, Inc.

Registration Number: / Date:
RE0000541037 / 1991-08-16
Renewal registration for: B00000072228 / 1963-09-13
Title: United Feature comics. Vol. 24, no. 37.

Registration Number / Date:
RE0000541035 / 1991-08-16
Renewal registration for: B00000072226 / 1963-09-20
Title: United Feature comics. Vol. 24, no. 38.

Registration Number / Date:
RE0000541034 / 1991-08-16
Renewal registration for: B00000072225 / 1963-09-27
Title: United Feature comics. Vol. 24, no. 39.

242

Registration Number / Date:
RE0000541002 / 1991-08-16
Renewal registration for: B00000019442 / 1963-01-25
Title: United Feature comics. Vol. 24, no. 4.

Registration Number / Date:
RE0000541039 / 1991-08-16
Renewal registration for: B00000075541 / 1963-10-04
Title: United Feature comics. Vol. 24, no. 40.

Registration Number / Date:
RE0000541040 / 1991-08-16
Renewal registration for: B00000075542 / 1963-10-11
Title: United Feature comics. Vol. 24, no. 41.

243

Registration Number / Date:
RE0000541041 / 1991-08-16
Renewal registration for: B00000075543 / 1963-10-18
Title: United Feature comics. Vol. 24, no. 42.

Registration Number / Date:
RE0000541038 / 1991-08-16
Renewal registration for: B00000075540 / 1963-10-25
Title: United Feature comics. Vol. 24, no. 43.

Registration Number / Date:
RE0000541042 / 1991-08-16
Renewal registration for: B00000076155 / 1963-11-01
Title: United Feature comics. Vol. 24, no. 44.

Registration Number / Date:
RE0000541043 / 1991-08-16
Renewal registration for: B00000076156 / 1963-11-08
Title: United Feature comics. Vol. 24, no. 45.

Registration Number / Date:
RE0000541044 / 1991-08-16
Renewal registration for: B00000076157 / 1963-11-15
Title: United Feature comics. Vol. 24, no. 46.

Registration Number / Date:
RE0000541045 / 1991-08-16
Renewal registration for: B00000076158 / 1963-11-22
Title: United Feature comics. Vol. 24, no. 47.

Registration Number / Date:
RE0000541046 / 1991-08-16
Renewal registration for: B00000076159 / 1963-11-29
Title: United Feature comics. Vol. 24, no. 48.

Registration Number / Date:
RE0000541049 / 1991-08-16
Renewal registration for: B00000083479 / 1963-12-06
Title: United Feature comics. Vol. 24, no. 49.

Registration Number / Date:
RE0000541003 / 1991-08-16
Renewal registration for: B00000024110 / 1963-02-01
Title: United Feature comics. Vol. 24, no. 5.

244

Registration Number / Date:
RE0000541050 / 1991-08-16
Renewal registration for: B00000083480 / 1963-12-13
Title: United Feature comics. Vol. 24, no. 50.

Registration Number / Date:
RE0000541047 / 1991-08-16
Renewal registration for: B00000083477 / 1963-12-20
Title: United Feature comics. Vol. 24, no. 51.

Registration Number / Date:
RE0000541048 / 1991-08-16
Renewal registration for: B00000083478 / 1963-12-27
Title: United Feature comics. Vol. 24, no. 52.

Registration Number / Date:
RE0000541004 / 1991-08-16
Renewal registration for: B00000024111 / 1963-02-08
Title: United Feature comics. Vol. 24, no. 6.

Registration Number / Date:
RE0000541005 / 1991-08-16
Renewal registration for: B00000024112 / 1963-02-15
Title: United Feature comics. Vol. 24, no. 7.

Registration Number / Date:
RE0000541006 / 1991-08-16
Renewal registration for: B00000024113 / 1963-02-22
Title: United Feature comics. Vol. 24, no. 8.

Registration Number / Date:
RE0000541007 / 1991-08-16
Renewal registration for: B00000033102 / 1963-03-01
Title: United Feature comics. Vol. 24, no. 9.

Registration Number / Date:
RE0000575122 / 1992-04-14
Renewal registration for: B00000092178 / 1964-01-03
Title: United Feature comics. Vol. 25, no. 1.

245

Registration Number / Date:
RE0000575131 / 1992-04-14
Renewal registration for: B00000105942 / 1964-03-06
Title: United Feature comics. Vol. 25, no. 10.

Registration Number / Date:
RE0000575132 / 1992-04-14
Renewal registration for: B00000105943 / 1964-03-13
Title: United Feature comics. Vol. 25, no. 11.

Registration Number / Date:
RE0000575133 / 1992-04-14
Renewal registration for: B00000105944 / 1964-03-20
Title: United Feature comics. Vol. 25, no. 12.

Registration Number / Date:
RE0000575134 / 1992-04-14
Renewal registration for: B00000105945 / 1964-03-27
Title: United Feature comics. Vol. 25, no. 13.

Registration Number / Date:
RE0000575242 / 1992-04-14
Renewal registration for: B00000109172 / 1964-04-03
Title: United Feature comics. Vol. 25, no. 14.

Registration Number / Date:
RE0000575243 / 1992-04-14
Renewal registration for: B00000109173 / 1964-04-10
Title: United Feature comics. Vol. 25, no. 15.

Registration Number / Date:
RE0000575244 / 1992-04-14
Renewal registration for: B00000109174 / 1964-04-17
Title: United Feature comics. Vol. 25, no. 16.

Registration Number / Date:
RE0000575245 / 1992-04-14
Renewal registration for: B00000109175 / 1964-04-24
Title: United Feature comics. Vol. 25, no. 17.

Registration Number / Date:
RE0000575246 / 1992-04-14

246

Renewal registration for: B00000114596 / 1964-05-01
Title: United Feature comics. Vol. 25, no. 18.

Registration Number / Date:
RE0000575247 / 1992-04-14
Renewal registration for: B00000114597 / 1964-05-08
Title: United Feature comics. Vol. 25, no. 19.

Registration Number / Date:
RE0000575126 / 1992-04-14
Renewal registration for: B00000092182 / 1964-01-10
Title: United Feature comics. Vol. 25, no. 2.

Registration Number / Date:
RE0000575248 / 1992-04-14
Renewal registration for: B00000114598 / 1964-05-15
Title: United Feature comics. Vol. 25, no. 20.

Registration Number / Date:
RE0000575249 / 1992-04-14
Renewal registration for: B00000114599 / 1964-05-22
Title: United Feature comics. Vol. 25, no. 21.

Registration Number / Date:
RE0000575250 / 1992-04-14
Renewal registration for: B00000114600 / 1964-05-29
Title: United Feature comics. Vol. 25, no. 22.

Registration Number / Date:
RE0000575251 / 1992-04-14
Renewal registration for: B00000120570 / 1964-06-05
Title: United Feature comics. Vol. 25, no. 23.
Copyright Claimant:

Registration Number / Date:
RE0000575252 / 1992-04-14
Renewal registration for: B00000120571 / 1964-06-12
Title: United Feature comics. Vol. 25, no. 24.

Registration Number / Date:
RE0000575253 / 1992-04-14
Renewal registration for: B00000120572 / 1964-06-19
Title: United Feature comics. Vol. 25, no. 25.

247

Registration Number / Date:
RE0000575254 / 1992-04-14
Renewal registration for: B00000120573 / 1964-06-26
Title: United Feature comics. Vol. 25, no. 26.

Registration Number / Date:
RE0000575255 / 1992-04-14
Renewal registration for: B00000127855 / 1964-07-03
Title: United Feature comics. Vol. 25, no. 27.

Registration Number / Date:
RE0000575256 / 1992-04-14
Renewal registration for: B00000127856 / 1964-07-10
Title: United Feature comics. Vol. 25, no. 28.

Registration Number / Date:
RE0000575257 / 1992-04-14
Renewal registration for: B00000127857 / 1964-07-17
Title: United Feature comics. Vol. 25, no. 29.

Registration Number / Date:
RE0000575125 / 1992-04-14
Renewal registration for: B00000092181 / 1964-01-17
Title: United Feature comics. Vol. 25, no. 3.

Registration Number / Date:
RE0000575258 / 1992-04-14
Renewal registration for: B00000127858 / 1964-07-24
Title: United Feature comics. Vol. 25, no. 30.

Registration Number / Date:
RE0000575263 / 1992-04-14
Renewal registration for: B00000137570 / 1964-07-31
Title: United Feature comics. Vol. 25, no. 31.

Registration Number / Date:
RE0000575259 / 1992-04-14
Renewal registration for: B00000137453 / 1964-08-07
Title: United Feature comics. Vol. 25, no. 32.

248

Registration Number / Date:
RE0000575260 / 1992-04-14
Renewal registration for: B00000137454 / 1964-08-14
Title: United Feature comics. Vol. 25, no. 33.

Registration Number / Date:
RE0000575261 / 1992-04-14
Renewal registration for: B00000137455 / 1964-08-21
Title: United Feature comics. Vol. 25, no. 34.

Registration Number / Date:
RE0000575262 / 1992-04-14
Renewal registration for: B00000137456 / 1964-08-28
Title: United Feature comics. Vol. 25, no. 35.

Registration Number / Date:
RE0000575267 / 1992-04-14
Renewal registration for: B00000146656 / 1964-09-04
Title: United Feature comics. Vol. 25, no. 36.

Registration Number / Date:
RE0000575265 / 1992-04-14
Renewal registration for: B00000146654 / 1964-09-11
Title: United Feature comics. Vol. 25, no. 37.

Registration Number / Date:
RE0000575266 / 1992-04-14
Renewal registration for: B00000146655 / 1964-09-18
Title: United Feature comics. Vol. 25, no. 38.

Registration Number / Date:
RE0000575264 / 1992-04-14
Renewal registration for: B00000146653 / 1964-09-25
Title: United Feature comics. Vol. 25, no. 39.

Registration Number / Date:
RE0000575124 / 1992-04-14
Renewal registration for: B00000092180 / 1964-01-24
Title: United Feature comics. Vol. 25, no. 4.
Copyright Claimant:

249

Registration Number / Date:
RE0000575273 / 1992-04-14
Renewal registration for: B00000151203 / 1964-10-02
Title: United Feature comics. Vol. 25, no. 40.

Registration Number / Date:
RE0000575274 / 1992-04-14
Renewal registration for: B00000151204 / 1964-10-09
Title: United Feature comics. Vol. 25, no. 41.

Registration Number / Date:
RE0000575275 / 1992-04-14
Renewal registration for: B00000151205 / 1964-10-16
Title: United Feature comics. Vol. 25, no. 42.

Registration Number / Date:
RE0000575276 / 1992-04-14
Renewal registration for: B00000151206 / 1964-10-23
Title: United Feature comics. Vol. 25, no. 43.

Registration Number / Date:
RE0000575272 / 1992-04-14
Renewal registration for: B00000151202 / 1964-10-30
Title: United Feature comics. Vol. 25, no. 44.

Registration Number / Date:
RE0000575282 / 1992-04-14
Renewal registration for: B00000156638 / 1964-11-06
Title: United Feature comics. Vol. 25, no. 45.

Registration Number / Date:
RE0000575283 / 1992-04-14
Renewal registration for: B00000156639 / 1964-11-13
Title: United Feature comics. Vol. 25, no. 46.

Registration Number / Date:
RE0000575284 / 1992-04-14
Renewal registration for: B00000156640 / 1964-11-20
Title: United Feature comics. Vol. 25, no. 47.

Registration Number / Date:

250

RE0000575285 / 1992-04-14
Renewal registration for: B00000156641 / 1964-11-27
Title: United Feature comics. Vol. 25, no. 48.

Registration Number / Date:
RE0000575291 / 1992-04-14
Renewal registration for: B00000162186 / 1964-12-04
Title: United Feature comics. Vol. 25, no. 49.

Registration Number / Date:
RE0000575123 / 1992-04-14
Renewal registration for: B00000092179 / 1964-01-31
Title: United Feature comics. Vol. 25, no. 5.

Registration Number / Date:
RE0000575289 / 1992-04-14
Renewal registration for: B00000162184 / 1964-12-11
Title: United Feature comics. Vol. 25, no. 50.

Registration Number / Date:
RE0000575292 / 1992-04-14
Renewal registration for: B00000162187 / 1964-12-18
Title: United Feature comics. Vol. 25, no. 51.

Registration Number / Date:
RE0000575290 / 1992-04-14
Renewal registration for: B00000162185 / 1964-12-25
Title: United Feature comics. Vol. 25, no. 52.

Registration Number / Date:
RE0000575127 / 1992-04-14
Renewal registration for: B00000098947 / 1964-02-07
Title: United Feature comics. Vol. 25, no. 6.

Registration Number / Date:
RE0000575128 / 1992-04-14
Renewal registration for: B00000098948 / 1964-02-14
Title: United Feature comics. Vol. 25, no. 7.

251

Registration Number / Date:
RE0000575129 / 1992-04-14
Renewal registration for: B00000098949 / 1964-02-21
Title: United Feature comics. Vol. 25, no. 8.

Registration Number / Date:
RE0000575130 / 1992-04-14
Renewal registration for: B00000098950 / 1964-02-28
Title: United Feature comics. Vol. 25, no. 9.

Registration Number / Date:
PA0000415492 / 1988-11-23
Title: A Charlie Brown Christmas / a Lee Mendelson, Bill

Registration Number / Date:
RE0000655106 / 1993-12-17
Renewal registration for: PA0000415492 / 1965-12-09
Title: A Charlie Brown Christmas; motion picture.

Registration Number / Date:
RE0000631555 / 1993-08-31
Renewal registration for: B00000166318 / 1965-01-01
Title: United Feature comics. Vol. 26, no. 1.

Registration Number / Date:
RE0000631564 / 1993-08-31
Renewal registration for: B00000182794 / 1965-03-05
Title: United Feature comics. Vol. 26, no. 10.

Registration Number / Date:
RE0000631565 / 1993-08-31
Renewal registration for: B00000182795 / 1965-03-12
Title: United Feature comics. Vol. 26, no. 11.

Registration Number / Date:
RE0000631566 / 1993-08-31
Renewal registration for: B00000182796 / 1965-03-19
Title: United Feature comics. Vol. 26, no. 12.

Registration Number / Date:
RE0000631567 / 1993-08-31
Renewal registration for: B00000182797 / 1965-03-26

252

Title: United Feature comics. Vol. 26, no. 13.

Registration Number / Date:
                    RE0000631572 / 1993-08-31
                    Renewal registration for: B00000198515 / 1965-04-02
Title: United Feature comics. Vol. 26, no. 14.

Registration Number / Date:
                    RE0000631573 / 1993-08-31
                    Renewal registration for: B00000198516 / 1965-04-09
Title: United Feature comics. Vol. 26, no. 15.

Registration Number / Date:
                    RE0000631574 / 1993-08-31
                    Renewal registration for: B00000198517 / 1965-04-16
Title: United Feature comics. Vol. 26, no. 16.

Registration Number / Date:
                    RE0000631575 / 1993-08-31
                    Renewal registration for: B00000198518 / 1965-04-23
Title: United Feature comics. Vol. 26, no. 17.

Registration Number / Date:
                    RE0000631576 / 1993-08-31
                    Renewal registration for: B00000198519 / 1965-04-30
Title: United Feature comics. Vol. 26, no. 18.

Registration Number / Date:
                    RE0000631568 / 1993-08-31
                    Renewal registration for: B00000195759 / 1965-05-07
Title: United Feature comics. Vol. 26, no. 19.

Registration Number / Date:
                    RE0000631556 / 1993-08-31
                    Renewal registration for: B00000166319 / 1965-01-08
Title: United Feature comics. Vol. 26, no. 2.

Registration Number / Date:
                    RE0000631569 / 1993-08-31
                    Renewal registration for: B00000195760 / 1965-05-14
Title: United Feature comics. Vol. 26, no. 20.

253

Registration Number / Date:
RE0000631570 / 1993-08-31
Renewal registration for: B00000195761 / 1965-05-21
Title: United Feature comics. Vol. 26, no. 21.

Registration Number / Date:
RE0000631571 / 1993-08-31
Renewal registration for: B00000195762 / 1965-05-22
Title: United Feature comics. Vol. 26, no. 22.

Registration Number / Date:
RE0000631580 / 1993-08-31
Renewal registration for: B00000201431 / 1965-06-04
Title: United Feature comics. Vol. 26, no. 23.

Registration Number / Date:
RE0000631579 / 1993-08-31
Renewal registration for: B00000201430 / 1965-06-11
Title: United Feature comics. Vol. 26, no. 24.

Registration Number / Date:
RE0000631578 / 1993-08-31
Renewal registration for: B00000201429 / 1965-06-18
Title: United Feature comics. Vol. 26, no. 25.

Registration Number / Date:
RE0000631577 / 1993-08-31
Renewal registration for: B00000201428 / 1965-06-25
Title: United Feature comics. Vol. 26, no. 26.

Registration Number / Date:
RE0000631585 / 1993-08-31
Renewal registration for: B00000210051 / 1965-07-02
Title: United Feature comics. Vol. 26, no. 27.

Registration Number / Date:
RE0000631584 / 1993-08-31
Renewal registration for: B00000210050 / 1965-07-09
Title: United Feature comics. Vol. 26, no. 28.

Registration Number / Date:

254

RE0000631583 / 1993-08-31
Renewal registration for: B00000210049 / 1965-07-16
Title: United Feature comics. Vol. 26, no. 29.

Registration Number / Date:
RE0000631557 / 1993-08-31
Renewal registration for: B00000166320 / 1965-01-15
Title: United Feature comics. Vol. 26, no. 3.

Registration Number / Date:
RE0000631582 / 1993-08-31
Renewal registration for: B00000210048 / 1965-07-23
Title: United Feature comics. Vol. 26, no. 30.

Registration Number / Date:
RE0000631581 / 1993-08-31
Renewal registration for: B00000210047 / 1965-07-30
Title: United Feature comics. Vol. 26, no. 31.

Registration Number / Date:
RE0000631589 / 1993-08-31
Renewal registration for: B00000213923 / 1965-08-06
Title: United Feature comics. Vol. 26, no. 32.

Registration Number / Date:
RE0000631588 / 1993-08-31
Renewal registration for: B00000213922 / 1965-08-13
Title: United Feature comics. Vol. 26, no. 33.

Registration Number / Date:
RE0000631587 / 1993-08-31
Renewal registration for: B00000213921 / 1965-08-20
Title: United Feature comics. Vol. 26, no. 34.

Registration Number / Date:
RE0000631586 / 1993-08-31
Renewal registration for: B00000213920 / 1965-08-27
Title: United Feature comics. Vol. 26, no. 35.

Registration Number / Date:
RE0000631590 / 1993-08-31
Renewal registration for: B00000221840 / 1965-09-03

255

Title: United Feature comics. Vol. 26, no. 36.

Registration Number / Date:
RE0000631591 / 1993-08-31
Renewal registration for: B00000221841 / 1965-09-10
Title: United Feature comics. Vol. 26, no. 37.

Registration Number / Date:
RE0000631592 / 1993-08-31
Renewal registration for: B00000221842 / 1965-09-17
Title: United Feature comics. Vol. 26, no. 38.

Registration Number / Date:
RE0000631593 / 1993-08-31
Renewal registration for: B00000221843 / 1965-09-24
Title: United Feature comics. Vol. 26, no. 39.

Registration Number / Date:
RE0000631558 / 1993-08-31
Renewal registration for: B00000166321 / 1965-01-22
Title: United Feature comics. Vol. 26, no. 4.

Registration Number / Date:
RE0000631594 / 1993-08-31
Renewal registration for: B00000226130 / 1965-10-01
Title: United Feature comics. Vol. 26, no. 40.

Registration Number / Date:
RE0000631595 / 1993-08-31
Renewal registration for: B00000226131 / 1965-10-08
Title: United Feature comics. Vol. 26, no. 41.

Registration Number / Date:
RE0000631596 / 1993-08-31
Renewal registration for: B00000226132 / 1965-10-15
Title: United Feature comics. Vol. 26, no. 42.

Registration Number / Date:
RE0000631597 / 1993-08-31
Renewal registration for: B00000226133 / 1965-10-22
Title: United Feature comics. Vol. 26, no. 43.

256

Registration Number / Date:
RE0000631598 / 1993-08-31
Renewal registration for: B00000226134 / 1965-10-29
Title: United Feature comics. Vol. 26, no. 44.

Registration Number / Date:
RE0000631600 / 1993-08-31
Renewal registration for: B00000249334 / 1965-11-05
Title: United Feature comics. Vol. 26, no. 45.

Registration Number / Date:
RE0000631601 / 1993-08-31
Renewal registration for: B00000249335 / 1965-11-12
Title: United Feature comics. Vol. 26, no. 46.

Registration Number / Date:
RE0000631603 / 1993-08-31
Renewal registration for: B00000249337 / 1965-11-19
Title: United Feature comics. Vol. 26, no. 47.

Registration Number / Date:
RE0000631602 / 1993-08-31
Renewal registration for: B00000249336 / 1965-11-26
Title: United Feature comics. Vol. 26, no. 48.

Registration Number / Date:
RE0000631604 / 1993-08-31
Renewal registration for: B00000267233 / 1965-12-03
Title: United Feature comics. Vol. 26, no. 49.

Registration Number / Date:
RE0000631559 / 1993-08-31
Renewal registration for: B00000166322 / 1965-01-29
Title: United Feature comics. Vol. 26, no. 5.

Registration Number / Date:
RE0000631605 / 1993-08-31
Renewal registration for: B00000267234 / 1965-12-10
Title: United Feature comics. Vol. 26, no. 50.

257

Registration Number / Date:
RE0000631599 / 1993-08-31
Renewal registration for: B00000243892 / 1965-12-17
Title: United Feature comics. Vol. 26, no. 51.

Registration Number / Date:
RE0000631606 / 1993-08-31
Renewal registration for: B00000267235 / 1965-12-24
Title: United Feature comics. Vol. 26, no. 52.

Registration Number / Date:
RE0000631562 / 1993-08-31
Renewal registration for: B00000176455 / 1965-02-05
Title: United Feature comics. Vol. 26, no. 6.

Registration Number / Date:
RE0000631561 / 1993-08-31
Renewal registration for: B00000176454 / 1965-02-12
Title: United Feature comics. Vol. 26, no. 7.

Registration Number / Date:
RE0000631563 / 1993-08-31
Renewal registration for: B00000176456 / 1965-02-19
Title: United Feature comics. Vol. 26, no. 8.

Registration Number / Date:
RE0000631560 / 1993-08-31
Renewal registration for: B00000176453 / 1965-02-26
Title: United Feature comics. Vol. 26, no. 9.

Registration Number / Date:
RE0000717369 / 1995-12-29
Renewal registration for: PA0000593457 / 1966-06-08
Title: Charlie Brown's all stars.

Registration Number / Date:
PA0000593457 / 1992-10-30
Title: Charlie Brown's all stars! / a Lee Mendelson, Bill

Registration Number / Date:
RE0000717368 / 1995-12-29

258

Renewal registration for: PA0000415574 / 1966-10-27
Title: It's the Great Pumpkin, Charlie Brown.

Registration Number / Date:
RE0000658080 / 1994-02-28
Renewal registration for: B00000271650 / 1966-01-01

Registration Number / Date:
RE0000658069 / 1994-02-28
Renewal registration for: B00000264859 / 1966-03-04
Title: United Feature comics. Vol. 27, no. 10.

Registration Number / Date:
RE0000658070 / 1994-02-28
Renewal registration for: B00000264860 / 1966-03-11
Title: United Feature comics. Vol. 27, no. 11.
Copyright Claimant:

Registration Number / Date:
RE0000658071 / 1994-02-28
Renewal registration for: B00000264861 / 1966-03-18

Registration Number / Date:
RE0000658072 / 1994-02-28
Renewal registration for: B00000264862 / 1966-03-25
Title: United Feature comics. Vol. 27, no. 13.

Registration Number / Date:
RE0000658074 / 1994-02-28
Renewal registration for: B00000266568 / 1966-04-01
Title: United Feature comics. Vol. 27, no. 14.

Registration Number / Date:
RE0000658075 / 1994-02-28
Renewal registration for: B00000266569 / 1966-04-08
Title: United Feature comics. Vol. 27, no. 15.

259

Registration Number / Date:
RE0000658076 / 1994-02-28
Renewal registration for: B00000266570 / 1966-04-15
Title: United Feature comics. Vol. 27, no. 16.

Registration Number / Date:
RE0000658077 / 1994-02-28
Renewal registration for: B00000266571 / 1966-04-22
Title: United Feature comics. Vol. 27, no. 17.

Registration Number / Date:
RE0000658073 / 1994-02-28
Renewal registration for: B00000266567 / 1966-04-29
Title: United Feature comics. Vol. 27, no. 18.

Registration Number / Date:
RE0000658087 / 1994-02-28
Renewal registration for: B00000274535 / 1966-05-06
Title: United Feature comics. Vol. 27, no. 19.

Registration Number / Date:
RE0000658079 / 1994-02-28
Renewal registration for: B00000271649 / 1966-01-07
Title: United Feature comics. Vol. 27, no. 2.

Registration Number / Date:
RE0000658086 / 1994-02-28
Renewal registration for: B00000274534 / 1966-05-13
Title: United Feature comics. Vol. 27, no. 20.

Registration Number / Date:
RE0000658085 / 1994-02-28
Renewal registration for: B00000274533 / 1966-05-20
Title: United Feature comics. Vol. 27, no. 21.
Copyright Claimant:

Registration Number / Date:
RE0000658084 / 1994-02-28
Renewal registration for: B00000274532 / 1966-05-27
Title: United Feature comics. Vol. 27, no. 22.

260

Registration Number / Date:
RE0000658088 / 1994-02-28
Renewal registration for: B00000279342 / 1966-06-03
Title: United Feature comics. Vol. 27, no. 23.

Registration Number / Date:
RE0000658089 / 1994-02-28
Renewal registration for: B00000279343 / 1966-06-10
Title: United Feature comics. Vol. 27, no. 24.

Registration Number / Date:
RE0000658090 / 1994-02-28
Renewal registration for: B00000279344 / 1966-06-17
Title: United Feature comics. Vol. 27, no. 25.

Registration Number / Date:
RE0000658091 / 1994-02-28
Renewal registration for: B00000279345 / 1966-06-24
Title: United Feature comics. Vol. 27, no. 26.

Registration Number / Date:
RE0000658092 / 1994-02-28
Renewal registration for: B00000283858 / 1966-07-01
Title: United Feature comics. Vol. 27, no. 27.

Registration Number / Date:
RE0000658096 / 1994-02-28
Renewal registration for: B00000283862 / 1966-07-08
Title: United Feature comics. Vol. 27, no. 28.

Registration Number / Date:
RE0000658095 / 1994-02-28
Renewal registration for: B00000283861 / 1966-07-15
Title: United Feature comics. Vol. 27, no. 29.

Registration Number / Date:
RE0000658081 / 1994-02-28
Renewal registration for: B00000271651 / 1966-01-14
Title: United Feature comics. Vol. 27, no. 3.

261

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RE0000658094 / 1994-02-28
Renewal registration for: B00000283860 / 1966-07-22
Title: United Feature comics. Vol. 27, no. 30.

Registration Number / Date:
RE0000658093 / 1994-02-28
Renewal registration for: B00000283859 / 1966-07-29
Title: United Feature comics. Vol. 27, no. 31.

Registration Number / Date:
RE0000658100 / 1994-02-28
Renewal registration for: B00000293580 / 1966-08-05
Title: United Feature comics. Vol. 27, no. 32.

Registration Number / Date:
RE0000658097 / 1994-02-28
Renewal registration for: B00000293577 / 1966-08-12
Title: United Feature comics. Vol. 27, no. 33.

Registration Number / Date:
RE0000658098 / 1994-02-28
Renewal registration for: B00000293578 / 1966-08-19
Title: United Feature comics. Vol. 27, no. 34.

Registration Number / Date:
RE0000658099 / 1994-02-28
Renewal registration for: B00000293579 / 1966-08-26
Title: United Feature comics. Vol. 27, no. 35.

Registration Number / Date:
RE0000658101 / 1994-02-28
Renewal registration for: B00000305390 / 1966-09-02
Title: United Feature comics. Vol. 27, no. 36.

Registration Number / Date:
RE0000658109 / 1994-02-28
Renewal registration for: B00000305398 / 1966-09-09
Title: United Feature comics. Vol. 27, no. 37.

262

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RE0000658108 / 1994-02-28
Renewal registration for: B00000305397 / 1966-09-16
Title: United Feature comics. Vol. 27, no. 38.

Registration Number / Date:
RE0000658107 / 1994-02-28
Renewal registration for: B00000305396 / 1966-09-23
Title: United Feature comics. Vol. 27, no. 39.

Registration Number / Date:
RE0000658078 / 1994-02-28
Renewal registration for: B00000271648 / 1966-01-21
Title: United Feature comics. Vol. 27, no. 4.

Registration Number / Date:
RE0000658106 / 1994-02-28
Renewal registration for: B00000305395 / 1966-09-30
Title: United Feature comics. Vol. 27, no. 40.

Registration Number / Date:
RE0000658105 / 1994-02-28
Renewal registration for: B00000305394 / 1966-10-07
Title: United Feature comics. Vol. 27, no. 41.

Registration Number / Date:
RE0000658104 / 1994-02-28
Renewal registration for: B00000305393 / 1966-10-14
Title: United Feature comics. Vol. 27, no. 42.

Registration Number / Date:
RE0000658103 / 1994-02-28
Renewal registration for: B00000305392 / 1966-10-21
Title: United Feature comics. Vol. 27, no. 43.

Registration Number / Date:
RE0000658102 / 1994-02-28
Renewal registration for: B00000305391 / 1966-10-28
Title: United Feature comics. Vol. 27, no. 44.

Registration Number / Date:
RE0000658110 / 1994-02-28
Renewal registration for: B00000312730 / 1966-11-04

263

Title: United Feature comics. Vol. 27, no. 45.

Registration Number / Date:
RE0000658111 / 1994-02-28
Renewal registration for: B00000312731 / 1966-11-11
Title: United Feature comics. Vol. 27, no. 46.

Registration Number / Date:
RE0000658112 / 1994-02-28
Renewal registration for: B00000312732 / 1966-11-18
Title: United Feature comics. Vol. 27, no. 47.

Registration Number / Date:
RE0000658113 / 1994-02-28
Renewal registration for: B00000312733 / 1966-11-25
Title: United Feature comics. Vol. 27, no. 48.

Registration Number / Date:
RE0000658114 / 1994-02-28
Renewal registration for: B00000318484 / 1966-12-02
Title: United Feature comics. Vol. 27, no. 49.

Registration Number / Date:
RE0000658082 / 1994-02-28
Renewal registration for: B00000271653 / 1966-01-28
Title: United Feature comics. Vol. 27, no. 5.

Registration Number / Date:
RE0000658083 / 1994-02-28
Renewal registration for: B00000318487 / 1966-12-09
Title: United Feature comics. Vol. 27, no. 50.

Registration Number / Date:
RE0000658115 / 1994-02-28
Renewal registration for: B00000318486 / 1966-12-16
Title: United Feature comics. Vol. 27, no. 51.

Registration Number / Date:
RE0000658116 / 1994-02-28
Renewal registration for: B00000318485 / 1966-12-23
Title: United Feature comics. Vol. 27, no. 52.

264

Registration Number / Date:
RE0000658065 / 1994-02-28
Renewal registration for: B00000258197 / 1966-02-04
Title: United Feature comics. Vol. 27, no. 6.

Registration Number / Date:
RE0000658066 / 1994-02-28
Renewal registration for: B00000258198 / 1966-02-11
Title: United Feature comics. Vol. 27, no. 7.

Registration Number / Date:
RE0000658067 / 1994-02-28
Renewal registration for: B00000258199 / 1966-02-18
Title: United Feature comics. Vol. 27, no. 8.

Registration Number / Date:
RE0000658068 / 1994-02-28
Renewal registration for: B00000258200 / 1966-02-25
Title: United Feature comics. Vol. 27, no. 9.

Registration Number / Date:
RE0000701015 / 1995-05-02
Renewal registration for: B00000322525 / 1967-01-01
Title: United Feature comics. Vol. 28, no. 1.

Registration Number / Date:
RE0000700937 / 1995-05-02
Renewal registration for: B00000337476 / 1967-03-03
Title: United Feature comics. Vol. 28, no. 10.

Registration Number / Date:
RE0000700936 / 1995-05-02
Renewal registration for: B00000337475 / 1967-03-10
Title: United Feature comics. Vol. 28, no. 11.

Registration Number / Date:
RE0000700935 / 1995-05-02
Renewal registration for: B00000337474 / 1967-03-17
Title: United Feature comics. Vol. 28, no. 12.

265

Registration Number / Date:
RE0000700934 / 1995-05-02
Renewal registration for: B00000337473 / 1967-03-24
Title: United Feature comics. Vol. 28, no. 13.

Registration Number / Date:
RE0000700933 / 1995-05-02
Renewal registration for: B00000337472 / 1967-03-31
Title: United Feature comics. Vol. 28, no. 14.

Registration Number / Date:
RE0000700949 / 1995-05-02
Renewal registration for: B00000350191 / 1967-04-07
Title: United Feature comics. Vol. 28, no. 15.

Registration Number / Date:
RE0000700948 / 1995-05-02
Renewal registration for: B00000350190 / 1967-04-14
Title: United Feature comics. Vol. 28, no. 16.

Registration Number / Date:
RE0000700947 / 1995-05-02
Renewal registration for: B00000350189 / 1967-04-21
Title: United Feature comics. Vol. 28, no. 17.

Registration Number / Date:
RE0000700946 / 1995-05-02
Renewal registration for: B00000350188 / 1967-04-28
Title: United Feature comics. Vol. 28, no. 18.

Registration Number / Date:
RE0000700945 / 1995-05-02
Renewal registration for: B00000348920 / 1967-05-05
Title: United Feature comics. Vol. 28, no. 19.

Registration Number / Date:
RE0000700912 / 1995-05-02
Renewal registration for: B00000322526 / 1967-01-06
Title: United Feature comics. Vol. 28, no. 2.

266

Registration Number / Date:
RE0000700944 / 1995-05-02
Renewal registration for: B00000348919 / 1967-05-12
Title: United Feature comics. Vol. 28, no. 20.

Registration Number / Date:
RE0000700943 / 1995-05-02
Renewal registration for: B00000348918 / 1967-05-19
Title: United Feature comics. Vol. 28, no. 21.

Registration Number / Date:
RE0000700942 / 1995-05-02
Renewal registration for: B00000348917 / 1967-05-26
Title: United Feature comics. Vol. 28, no. 22.

Registration Number / Date:
RE0000700955 / 1995-05-02
Renewal registration for: B00000361529 / 1967-06-02
Title: United Feature comics. Vol. 28, no. 23.

Registration Number / Date:
RE0000700956 / 1995-05-02
Renewal registration for: B00000361530 / 1967-06-09
Title: United Feature comics. Vol. 28, no. 24.

Registration Number / Date:
RE0000700957 / 1995-05-02
Renewal registration for: B00000361531 / 1967-06-16
Title: United Feature comics. Vol. 28, no. 25.

Registration Number / Date:
RE0000700962 / 1995-05-02
Renewal registration for: B00000361532 / 1967-06-23
Title: United Feature comics. Vol. 28, no. 26.

Registration Number / Date:
RE0000700963 / 1995-05-02
Renewal registration for: B00000361533 / 1967-06-30
Title: United Feature comics. Vol. 28, no. 27.

267

Registration Number / Date:
RE0000700981 / 1995-05-02
Renewal registration for: B00000371623 / 1967-07-07
Title: United Feature comics. Vol. 28, no. 28.

Registration Number / Date:
RE0000700980 / 1995-05-02
Renewal registration for: B00000371622 / 1967-07-14
Title: United Feature comics. Vol. 28, no. 29.

Registration Number / Date:
RE0000700913 / 1995-05-02
Renewal registration for: B00000322527 / 1967-01-13
Title: United Feature comics. Vol. 28, no. 3.

Registration Number / Date:
RE0000700979 / 1995-05-02
Renewal registration for: B00000371621 / 1967-07-21
Title: United Feature comics. Vol. 28, no. 30.

Registration Number / Date:
RE0000700978 / 1995-05-02
Renewal registration for: B00000371620 / 1967-07-28
Title: United Feature comics. Vol. 28, no. 31.

Registration Number / Date:
RE0000700977 / 1995-05-02
Renewal registration for: B00000371619 / 1967-08-04
Title: United Feature comics. Vol. 28, no. 32.

Registration Number / Date:
RE0000700976 / 1995-05-02
Renewal registration for: B00000371618 / 1967-08-11
Title: United Feature comics. Vol. 28, no. 33.

Registration Number / Date:
RE0000700975 / 1995-05-02
Renewal registration for: B00000371617 / 1967-08-18
Title: United Feature comics. Vol. 28, no. 34.

268

Registration Number / Date:
RE0000700982 / 1995-05-02
Renewal registration for: B00000371624 / 1967-08-25
Title: United Feature comics. Vol. 28, no. 35.

Registration Number / Date:
RE0000700987 / 1995-05-02
Renewal registration for: B00000377211 / 1967-09-01
Title: United Feature comics. Vol. 28, no. 36.

Registration Number / Date:
RE0000700990 / 1995-05-02
Renewal registration for: B00000377214 / 1967-09-08
Title: United Feature comics. Vol. 28, no. 37.

Registration Number / Date:
RE0000700989 / 1995-05-02
Renewal registration for: B00000377213 / 1967-09-15
Title: United Feature comics. Vol. 28, no. 38.

Registration Number / Date:
RE0000700988 / 1995-05-02
Renewal registration for: B00000377212 / 1967-09-22
Title: United Feature comics. Vol. 28, no. 39.

Registration Number / Date:
RE0000700914 / 1995-05-02
Renewal registration for: B00000322528 / 1967-01-20
Title: United Feature comics. Vol. 28, no. 4.

Registration Number / Date:
RE0000700991 / 1995-05-02
Renewal registration for: B00000377215 / 1967-09-29
Title: United Feature comics. Vol. 28, no. 40.

Registration Number / Date:
RE0000700998 / 1995-05-02
Renewal registration for: B00000385823 / 1967-10-06
Title: United Feature Comics. Vol. 28, no. 41.

269

Registration Number / Date:
RE0000700995 / 1995-05-02
Renewal registration for: B00000385820 / 1967-10-13
Title: United Feature Comics. Vol. 28, no. 42.

Registration Number / Date:
RE0000700996 / 1995-05-02
Renewal registration for: B00000385821 / 1967-10-20
Title: United Feature Comics. Vol. 28, no. 43.

Registration Number / Date:
RE0000700997 / 1995-05-02
Renewal registration for: B00000385822 / 1967-10-27
Title: United Feature Comics. Vol. 28, no. 44.

Registration Number / Date:
RE0000701006 / 1995-05-02
Renewal registration for: B00000394606 / 1967-11-03
Title: United Feature comics. Vol. 28, no. 45.

Registration Number / Date:
RE0000701003 / 1995-05-02
Renewal registration for: B00000394603 / 1967-11-10
Title: United Feature comics. Vol. 28, no. 46.

Registration Number / Date:
RE0000701004 / 1995-05-02
Renewal registration for: B00000394604 / 1967-11-17
Title: United Feature comics. Vol. 28, no. 47.

Registration Number / Date:
RE0000701005 / 1995-05-02
Renewal registration for: B00000394605 / 1967-11-24
Title: United Feature comics. Vol. 28, no. 48.

Registration Number / Date:
RE0000701013 / 1995-05-02
Renewal registration for: B00000404276 / 1967-12-01
Title: United Feature comics. Vol. 28, no. 49.

270

Registration Number / Date:
RE0000700915 / 1995-05-02
Renewal registration for: B00000322529 / 1967-01-27
Title: United Feature comics. Vol. 28, no. 5.

Registration Number / Date:
RE0000701011 / 1995-05-02
Renewal registration for: B00000404272 / 1967-12-08
Title: United Feature comics. Vol. 28, no. 50.

Registration Number / Date:
RE0000701012 / 1995-05-02
Renewal registration for: B00000404273 / 1967-12-15
Title: United Feature comics. Vol. 28, no. 51.

Registration Number / Date:
RE0000701014 / 1995-05-02
Renewal registration for: B00000408436 / 1967-12-22
Title: United Feature comics. Vol. 28, no. 52.

Registration Number / Date:
RE0000700925 / 1995-05-02
Renewal registration for: B00000331658 / 1967-02-03
Title: United Feature comics. Vol. 28, no. 6.

Registration Number / Date:
RE0000700926 / 1995-05-02
Renewal registration for: B00000331659 / 1967-02-10
Title: United Feature comics. Vol. 28, no. 7.

Registration Number / Date:
RE0000700927 / 1995-05-02
Renewal registration for: B00000331660 / 1967-02-17
Title: United Feature comics. Vol. 28, no. 8.

Type of Work: Serial
Registration Number / Date:
RE0000700928 / 1995-05-02
Renewal registration for: B00000331661 / 1967-02-24
Title: United Feature comics. Vol. 28, no. 9.

271

Registration Number / Date:
RE0000716714 / 1995-12-29
Renewal registration for: LP0000039329 / 1967-06-12
Title: You're in love, Charlie Brown.

Registration Number / Date:
RE0000741449 / 1996-12-23
Renewal registration for: LP0000039328 / 1968-02-14
Title: He's your dog, Charlie Brown.

Registration Number / Date:
TX0004506074 / 1997-05-13
Supplement to: A00000020525 / 1968
Title: Peanuts--a Christmas book to color; no. 9614. By

Registration Number / Date:
RE0000799084 / 1997-05-13
Renewal registration for: A00000020525 / 1968-06-27
Title: Peanuts a Christmas book to color. No. 9614. By Saalfield
Publishing Company.

Registration Number / Date:
RE0000754171 / 1997-06-10
Renewal registration for: GP0000069237 / 1968-08-28
Title: Peanuts china set. By Determined Productions, Inc.

Registration Number / Date:
VA0000855390 / 1997-06-10
Supplement to: GP0000069237 / 1968
Title: Peanuts china set. By Determined Productions, Inc. &
Charles M. Schulz.

Registration Number / Date:
TX0004506073 / 1997-05-13
Supplement to: A00000018337 / 1968
Title: Peanuts coloring book; no. 4560. By Charles M. Schulz.

272

Registration Number / Date:
RE0000799078 / 1997-05-13
Renewal registration for: A00000018337 / 1968-05-21
Title: Peanuts coloring book. No. 4560. By Saalfield Publishing
Company.

Registration Number / Date:
TX0004506085 / 1997-05-13
Supplement to: A00000018344 / 1968
Title: Peanuts coloring book; no. 4564. By Charles M. Schulz.

Registration Number / Date:
RE0000799080 / 1997-05-13
Renewal registration for: A00000018344 / 1968-05-24
Title: Peanuts coloring book. No. 4564. By Saalfield

Registration Number / Date:
TX0004506080 / 1997-05-13
Supplement to: A00000018338 / 1968
Title: Peanuts coloring book; no. 5628. By Charles M. Schulz.

Registration Number / Date:
RE0000799079 / 1997-05-13
Renewal registration for: A00000018338 / 1968-04-18
Title: Peanuts coloring book. No. 5628. By Saalfield Publishing
Company.

Registration Number / Date:
TX0004506081 / 1997-05-13
Supplement to: A00000018348 / 1968
Title: Peanuts coloring book--Starring Snoopy; no. 4561. By
Charles M. Schulz.

Registration Number / Date:
RE0000799083 / 1997-05-13
Renewal registration for: A00000018348 / 1968-05-21
Title: Peanuts coloring book starring Snoopy No. 4561. By
Saalfield Publishing Company.

273

Registration Number / Date:
TX0004506082 / 1997-05-13
Supplement to: A00000018346 / 1968
Title: Peanuts coloring book--Typically Lucy; no. 4562. By Charles M. Schulz.

Registration Number / Date:
RE0000799082 / 1997-05-13
Renewal registration for: A00000018346 / 1968-05-23
Title: Peanuts coloring book typically Lucy. No. 4562. By Saalfield Publishing Company.

Registration Number / Date:
TX0004506083 / 1997-05-13
Supplement to: A00000018345 / 1968
Title: Peanuts Linus coloring book; no. 4563. By Charles M.
Schulz.

Registration Number / Date:
RE0000799081 / 1997-05-13
Renewal registration for: A00000018345 / 1968-05-23
Title: Peanuts Linus coloring book. No. 4563. By Saalfield
Publishing Company.

Registration Number / Date:
RE0000753956 / 1997-04-08
Renewal registration for: GP0000059162 / 1968-01-12
Title: Peanuts; sculpture. By Determined Productions, Inc.

Registration Number / Date:
RE0000722253 / 1996-02-26
Renewal registration for: B00000404271 / 1968-01-01
Title: United Feature comics. Vol. 29, no. 1.

Registration Number / Date:
RE0000722266 / 1996-02-26
Renewal registration for: B00000421346 / 1968-03-01
Title: United Feature comics. Vol. 29, no. 10.

274

Registration Number / Date:
RE0000722265 / 1996-02-26
Renewal registration for: B00000421345 / 1968-03-08
Title: United Feature comics. Vol. 29, no. 11.

Registration Number / Date:
RE0000722264 / 1996-02-26
Renewal registration for: B00000421344 / 1968-03-15
Title: United Feature comics. Vol. 29, no. 12.

Registration Number / Date:
RE0000722263 / 1996-02-26
Renewal registration for: B00000421343 / 1968-03-22
Title: United Feature comics. Vol. 29, no. 13.

Registration Number / Date:
RE0000722262 / 1996-02-26
Renewal registration for: B00000421342 / 1968-03-29
Title: United Feature comics. Vol. 29, no. 14.

Registration Number / Date:
RE0000722270 / 1996-02-26
Renewal registration for: B00000424066 / 1968-04-05
Title: United Feature comics. Vol. 29, no. 15.

Registration Number / Date:
RE0000722269 / 1996-02-26
Renewal registration for: B00000424065 / 1968-04-12
Title: United Feature comics. Vol. 29, no. 16.

Registration Number / Date:
RE0000722268 / 1996-02-26
Renewal registration for: B00000424064 / 1968-04-19
Title: United Feature comics. Vol. 29, no. 17.

Registration Number / Date:
RE0000722267 / 1996-02-26
Renewal registration for: B00000424063 / 1968-04-26
Title: United Feature comics. Vol. 29, no. 18.

275

Registration Number / Date:
RE0000722342 / 1996-02-26
Renewal registration for: B00000435446 / 1968-05-03
Title: United Feature comics. Vol. 29, no. 19, May 3, 1968.

Registration Number / Date:
RE0000722257 / 1996-02-26
Renewal registration for: B00000404278 / 1968-01-05
Title: United Feature comics. Vol. 29, no. 2.

Registration Number / Date:
RE0000722341 / 1996-02-26
Renewal registration for: B00000435445 / 1968-05-10
Title: United Feature comics. Vol. 29, no. 20, May 10, 1968.

Registration Number / Date:
RE0000722340 / 1996-02-26
Renewal registration for: B00000435444 / 1968-05-17
Title: United Feature comics. Vol. 29, no. 21, May 17, 1968.

Registration Number / Date:
RE0000722339 / 1996-02-26
Renewal registration for: B00000435443 / 1968-05-24
Title: United Feature comics. Vol. 29, no. 22, May 24, 1968.

Registration Number / Date:
RE0000722338 / 1996-02-26
Renewal registration for: B00000435442 / 1968-05-31
Title: United Feature comics. Vol. 29, no. 23, May 31, 1968.

Registration Number / Date:
RE0000722346 / 1996-02-26
Renewal registration for: B00000442027 / 1968-06-07
Title: United Feature comics. Vol. 29, no. 24, June 7, 1968.

276

Registration Number / Date:
RE0000722345 / 1996-02-26
Renewal registration for: B00000442026 / 1968-06-14
Title: United Feature comics. Vol. 29, no. 25, June 14, 1968.

Registration Number / Date:
RE0000722344 / 1996-02-26
Renewal registration for: B00000442025 / 1968-06-21
Title: United Feature comics. Vol. 29, no. 26, June 21, 1968.

Registration Number / Date:
RE0000722343 / 1996-02-26
Renewal registration for: B00000442024 / 1968-06-28
Title: United Feature comics. Vol. 29, no. 27, June 28, 1968.

Registration Number / Date:
RE0000722348 / 1996-02-26
Renewal registration for: B00000444282 / 1968-07-05
Title: United Feature comics. Vol. 29, no. 28, July 5, 1968.

Registration Number / Date:
RE0000722349 / 1996-02-26
Renewal registration for: B00000444283 / 1968-07-12
Title: United Feature comics. Vol. 29, no. 29, July 12, 1968.

Registration Number / Date:
RE0000722256 / 1996-02-26
Renewal registration for: B00000404277 / 1968-01-12
Title: United Feature comics. Vol. 29, no. 3.

Registration Number / Date:
RE0000722350 / 1996-02-26
Renewal registration for: B00000444284 / 1968-07-19
Title: United Feature comics. Vol. 29, no. 30, July 19, 1968.

277

Registration Number / Date:
RE0000722347 / 1996-02-26
Renewal registration for: B00000444281 / 1968-07-26
Title: United Feature comics. Vol. 29, no. 31, July 26, 1968.

Registration Number / Date:
RE0000722355 / 1996-02-26
Renewal registration for: B00000453320 / 1968-08-02
Title: United Feature comics. Vol. 29, no. 32, Aug. 2, 1968.

Registration Number / Date:
RE0000722351 / 1996-02-26
Renewal registration for: B00000453316 / 1968-08-09
Title: United Feature comics. Vol. 29, no. 33, Aug. 9, 1968.

Registration Number / Date:
RE0000722352 / 1996-02-26
Renewal registration for: B00000453317 / 1968-08-16
Title: United Feature comics. Vol. 29, no. 34, Aug. 16, 1968.

Registration Number / Date:
RE0000722353 / 1996-02-26
Renewal registration for: B00000453318 / 1968-08-23
Title: United Feature comics. Vol. 29, no. 35, Aug. 23, 1968.

Registration Number / Date:
RE0000722354 / 1996-02-26
Renewal registration for: B00000453319 / 1968-08-30
Title: United Feature comics. Vol. 29, no. 36, Aug. 30, 1968.

Registration Number / Date:
RE0000722359 / 1996-02-26
Renewal registration for: B00000460056 / 1968-09-06
Title: United Feature comics. Vol. 29, no. 37, Sept. 6, 1968.

278

Registration Number / Date:
RE0000722358 / 1996-02-26
Renewal registration for: B00000460055 / 1968-09-13
Title: United Feature comics. Vol. 29, no. 38, Sept. 13, 1968.

Registration Number / Date:
RE0000722357 / 1996-02-26
Renewal registration for: B00000460054 / 1968-09-20
Title: United Feature comics. Vol. 29, no. 39, Sept. 20, 1968.

Registration Number / Date:
RE0000722254 / 1996-02-26
Renewal registration for: B00000404274 / 1968-01-19
Title: United Feature comics. Vol. 29, no. 4.

Registration Number / Date:
RE0000722356 / 1996-02-26
Renewal registration for: B00000460053 / 1968-09-27
Title: United Feature comics. Vol. 29, no. 40, Sept. 27, 1968.

Registration Number / Date:
RE0000722360 / 1996-02-26
Renewal registration for: B00000470961 / 1968-10-04
Title: United Feature comics. Vol. 29, no. 41, Oct. 4, 1968.

Registration Number / Date:
RE0000722361 / 1996-02-26
Renewal registration for: B00000470962 / 1968-10-11
Title: United Feature comics. Vol. 29, no. 42, Oct. 11, 1968.

Registration Number / Date:
RE0000722362 / 1996-02-26
Renewal registration for: B00000470963 / 1968-10-18
Title: United Feature comics. Vol. 29, no. 43, Oct. 18, 1968.

Registration Number / Date:
RE0000722363 / 1996-02-26
Renewal registration for: B00000470964 / 1968-10-25

279

Title: United Feature comics. Vol. 29, no. 44, Oct. 25, 1968.

Registration Number / Date:
RE0000722364 / 1996-02-26
Renewal registration for: B00000470965 / 1968-11-01
Title: United Feature comics. Vol. 29, no. 45, Nov. 1, 1968.

Registration Number / Date:
RE0000722365 / 1996-02-26
Renewal registration for: B00000470966 / 1968-11-08
Title: United Feature comics. Vol. 29, no. 46, Nov. 8, 1968.

Registration Number / Date:
RE0000722366 / 1996-02-26
Renewal registration for: B00000470967 / 1968-11-15
Title: United Feature comics. Vol. 29, no. 47, Nov. 15, 1968.

Registration Number / Date:
RE0000722367 / 1996-02-26
Renewal registration for: B00000470968 / 1968-11-22
Title: United Feature comics. Vol. 29, no. 48, Nov. 22, 1968.

Registration Number / Date:
RE0000722368 / 1996-02-26
Renewal registration for: B00000470969 / 1968-11-29
Title: United Feature comics. Vol. 29, no. 49, Nov. 29, 1968.

Registration Number / Date:
RE0000722255 / 1996-02-26
Renewal registration for: B00000404275 / 1968-01-26
Title: United Feature comics. Vol. 29, no. 5.

Registration Number / Date:
RE0000722369 / 1996-02-26
Renewal registration for: B00000484344 / 1968-12-06
Title: United Feature comics. Vol. 29, no. 50, Dec. 6, 1968.

280

Registration Number / Date:
RE0000722370 / 1996-02-26
Renewal registration for: B00000484345 / 1968-12-13
Title: United Feature comics. Vol. 29, no. 51, Dec. 13, 1968.

Registration Number / Date:
RE0000722371 / 1996-02-26
Renewal registration for: B00000484346 / 1968-12-20
Title: United Feature comics. Vol. 29, no. 52, Dec. 20, 1968.

Registration Number / Date:
RE0000722372 / 1996-02-26
Renewal registration for: B00000484347 / 1968-12-27
Title: United Feature comics. Vol. 29, no. 53, Dec. 27, 1968.

Registration Number / Date:
RE0000722258 / 1996-02-26
Renewal registration for: B00000414823 / 1968-02-02
Title: United Feature comics. Vol. 29, no. 6.

Registration Number / Date:
RE0000722259 / 1996-02-26
Renewal registration for: B00000414824 / 1968-02-09
Title: United Feature comics. Vol. 29, no. 7.

Registration Number / Date:
RE0000722260 / 1996-02-26
Renewal registration for: B00000414825 / 1968-02-16
Title: United Feature comics. Vol. 29, no. 8.

Registration Number / Date:
RE0000722261 / 1996-02-26
Renewal registration for: B00000414826 / 1968-02-23
Title: United Feature comics. Vol. 29, no. 9.

Registration Number / Date:

281

RE0000762488 / 1997-03-19
Renewal registration for: A00000112271 / 1969-06-17
Title: Adelante, Charlie Brown. Translation: Jorge Tallet, Marta
Celerio & Holt, Rinehart and Winston.

Registration Number / Date:
RE0000770132 / 1997-12-29
Renewal registration for: LP0000039335 / 1969-09-27
Title: It was a short summer, Charlie Brown.
Notes: Photoplay.

Registration Number / Date:
RE0000762456 / 1997-03-19
Renewal registration for: A00000081759 / 1969-06-09
Title: Peanuts coloring book. No. 4629. By Saalfield Publishing
Company.

Registration Number / Date:
RE0000762457 / 1997-03-19
Renewal registration for: A00000081763 / 1969-06-26
Title: Peanuts coloring book. No. 5651. By Saalfield Publishing
Company.

Registration Number / Date:
RE0000762455 / 1997-03-19
Renewal registration for: A00000081757 / 1969-06-25
Title: Peanuts coloring book. No. 5652. By Saalfield Publishing
Company.

Registration Number / Date:
RE0000762494 / 1997-03-19
Renewal registration for: A00000122126 / 1969-08-08
Title: Reviens, Snoopy. Translation: Maurice J. H. Ghnassia,
Francois Herbert & Holt, Rinehart and Winston.

Registration Number / Date:
RE0000762671 / 1997-03-19

282

Renewal registration for: GP0000068241 / 1969-06-02
Title: Snoopy astro coin. By Charles M. Schulz.
Notes: Sculpture.

Registration Number / Date:
RE0000762496 / 1997-03-19
Renewal registration for: A00000122129 / 1969-06-17
Title: Snoopy, Vuelve a Casa. Translation: Marta Celerio, Jorge
Tallet & Holt, Rinehart and Winston.

Registration Number / Date:
RE0000748970 / 1997-02-10
Renewal registration for: B00000484339 / 1969-01-03
Title: United feature comics. Vol. 30, no. 1, Jan. 3, 1969.

Registration Number / Date:
RE0000748978 / 1997-02-10
Renewal registration for: B00000501402 / 1969-03-07
Title: United feature comics. Vol. 30, no. 10, Mar. 7, 1969.

Registration Number / Date:
RE0000748979 / 1997-02-10
Renewal registration for: B00000501403 / 1969-03-14
Title: United feature comics. Vol. 30, no. 11, Mar. 14, 1969.

Registration Number / Date:
RE0000748980 / 1997-02-10
Renewal registration for: B00000501404 / 1969-03-21
Title: United feature comics. Vol. 30, no. 12, Mar. 21, 1969.

Registration Number / Date:
RE0000748981 / 1997-02-10
Renewal registration for: B00000501405 / 1969-03-28
Title: United feature comics. Vol. 30, no. 13, Mar. 28, 1969.

283

Registration Number / Date:
RE0000748982 / 1997-02-10
Renewal registration for: B00000506718 / 1969-04-04
Title: United feature comics. Vol. 30, no. 14, Apr. 4, 1969.

Registration Number / Date:
RE0000748983 / 1997-02-10
Renewal registration for: B00000506719 / 1969-04-11
Title: United feature comics. Vol. 30, no. 15, Apr. 11, 1969.

Registration Number / Date:
RE0000748984 / 1997-02-10
Renewal registration for: B00000506720 / 1969-04-18
Title: United Feature comics. Vol. 30, no. 16, Apr. 18, 1969.

Registration Number / Date:
RE0000748985 / 1997-02-10
Renewal registration for: B00000506721 / 1969-04-25
Title: United Feature comics. Vol. 30, no. 17, Apr. 25, 1969.

Registration Number / Date:
RE0000748987 / 1997-02-10
Renewal registration for: B00000515173 / 1969-05-02
Title: United Feature comics. Vol. 30, no. 18, May 2, 1969.

Registration Number / Date:
RE0000748988 / 1997-02-10
Renewal registration for: B00000515174 / 1969-05-09
Title: United Feature comics. Vol. 30, no. 19, May 9, 1969.

Registration Number / Date:
RE0000748971 / 1997-02-10
Renewal registration for: B00000484340 / 1969-01-10
Title: United feature comics. Vol. 30, no. 2, Jan. 10, 1969.

284

Registration Number / Date:
RE0000748989 / 1997-02-10
Renewal registration for: B00000515175 / 1969-05-16
Title: United Feature comics. Vol. 30, no. 20, May 16, 1969.

Registration Number / Date:
RE0000748990 / 1997-02-10
Renewal registration for: B00000515176 / 1969-05-23
Title: United Feature comics. Vol. 30, no. 21, May 23, 1969.

Registration Number / Date:
RE0000748991 / 1997-02-10
Renewal registration for: B00000515177 / 1969-05-30
Title: United Feature comics. Vol. 30, no. 22, May 30, 1969.

Registration Number / Date:
RE0000748995 / 1997-02-10
Renewal registration for: B00000522355 / 1969-06-06
Title: United Feature comics. Vol. 30, no. 23, June 6, 1969.

Registration Number / Date:
RE0000748994 / 1997-02-10
Renewal registration for: B00000522354 / 1969-06-13
Title: United Feature comics. Vol. 30, no. 24, June 13, 1969.

Registration Number / Date:
RE0000748993 / 1997-02-10
Renewal registration for: B00000522353 / 1969-06-20
Title: United Feature comics. Vol. 30, no. 25, June 20, 1969.

Registration Number / Date:
RE0000748992 / 1997-02-10
Renewal registration for: B00000522352 / 1969-06-27
Title: United Feature comics. Vol. 30, no. 26, June 27, 1969.

285

Registration Number / Date:
RE0000748996 / 1997-02-10
Renewal registration for: B00000529493 / 1969-07-04
Title: United Feature comics. Vol. 30, no. 27, July 4, 1969.

Registration Number / Date:
RE0000748997 / 1997-02-10
Renewal registration for: B00000529494 / 1969-07-11
Title: United Feature comics. Vol. 30, no. 28, July 11, 1969.

Registration Number / Date:
RE0000748998 / 1997-02-10
Renewal registration for: B00000529495 / 1969-07-18
Title: United Feature comics. Vol. 30, no. 29, July 18, 1969.

Registration Number / Date:
RE0000748972 / 1997-02-10
Renewal registration for: B00000484341 / 1969-01-17
Title: United feature comics. Vol. 30, no. 3, Jan. 17, 1969.

Registration Number / Date:
RE0000748999 / 1997-02-10
Renewal registration for: B00000529496 / 1969-07-25
Title: United Feature comics. Vol. 30, no. 30, July 25, 1969.

Registration Number / Date:
RE0000749002 / 1997-02-10
Renewal registration for: B00000535926 / 1969-08-01
Title: United Feature comics. Vol. 30, no. 31, Aug. 1, 1969.

Registration Number / Date:
RE0000749003 / 1997-02-10

286

Renewal registration for: B00000535927 / 1969-08-08
Title: United Feature comics. Vol. 30, no. 32, Aug. 8, 1969.

Registration Number / Date:
RE0000749004 / 1997-02-10
Renewal registration for: B00000535928 / 1969-08-15
Title: United Feature comics. Vol. 30, no. 33, Aug. 15, 1969.

Registration Number / Date:
RE0000749001 / 1997-02-10
Renewal registration for: B00000535925 / 1969-08-22
Title: United Feature comics. Vol. 30, no. 34, Aug. 22, 1969.

Registration Number / Date:
RE0000749000 / 1997-02-10
Renewal registration for: B00000535924 / 1969-08-29
Title: United Feature comics. Vol. 30, no. 35, Aug. 29, 1969.

Registration Number / Date:
RE0000749005 / 1997-02-10
Renewal registration for: B00000540208 / 1969-09-05
Title: United Feature comics. Vol. 30, no. 36, Sept. 5, 1969.

Registration Number / Date:
RE0000749006 / 1997-02-10
Renewal registration for: B00000540209 / 1969-09-12
Title: United Feature comics. Vol. 30, no. 37, Sept. 12, 1969.

Registration Number / Date:
RE0000749008 / 1997-02-10
Renewal registration for: B00000540211 / 1969-09-13
Title: United Feature comics. Vol. 30, no. 38, Sept. 19, 1969.

287

Registration Number / Date:
RE0000749007 / 1997-02-10
Renewal registration for: B00000540210 / 1969-09-26
Title: United Feature comics. Vol. 30, no. 39, Sept. 26, 1969.

Registration Number / Date:
RE0000748973 / 1997-02-10
Renewal registration for: B00000484342 / 1969-01-24
Title: United feature comics. Vol. 30, no. 4, Jan. 24, 1969.

Registration Number / Date:
RE0000749013 / 1997-02-10
Renewal registration for: B00000547863 / 1969-10-03
Title: United Feature comics. Vol. 30, no. 40, Oct. 3, 1969.

Registration Number / Date:
RE0000749012 / 1997-02-10
Renewal registration for: B00000547862 / 1969-10-10
Title: United Feature comics. Vol. 30, no. 41, Oct. 10, 1969.

Registration Number / Date:
RE0000749011 / 1997-02-10
Renewal registration for: B00000547861 / 1969-10-17
Title: United Feature comics. Vol. 30, no. 42, Oct. 17, 1969.

Registration Number / Date:
RE0000749010 / 1997-02-10
Renewal registration for: B00000547860 / 1969-10-24
Title: United Feature comics. Vol. 30, no. 43, Oct. 24, 1969.

Registration Number / Date:
RE0000749009 / 1997-02-10
Renewal registration for: B00000547859 / 1969-10-31
Title: United Feature comics. Vol. 30, no. 44, Oct. 31, 1969.

288

Registration Number / Date:
RE0000749017 / 1997-02-10
Renewal registration for: B00000552688 / 1969-11-07
Title: United Feature comics. Vol. 30, no. 45, Nov. 7, 1969.

Registration Number / Date:
RE0000749016 / 1997-02-10
Renewal registration for: B00000552687 / 1969-11-14
Title: United Feature comics. Vol. 30, no. 46, Nov. 14, 1969.

Registration Number / Date:
RE0000749015 / 1997-02-10
Renewal registration for: B00000552686 / 1969-11-21
Title: United Feature comics. Vol. 30, no. 47, Nov. 21, 1969.

Registration Number / Date:
RE0000749014 / 1997-02-10
Renewal registration for: B00000552685 / 1969-11-28
Title: United Feature comics. Vol. 30, no. 48, Nov. 28, 1969.

Registration Number / Date:
RE0000749018 / 1997-02-10
Renewal registration for: B00000561286 / 1969-12-05
Title: United Feature comics. Vol. 30, no. 49, Dec. 5, 1969.

Registration Number / Date:
RE0000748974 / 1997-02-10
Renewal registration for: B00000484343 / 1969-01-31
Title: United feature comics. Vol. 30, no. 5, Jan. 31, 1969.

Registration Number / Date:
RE0000749019 / 1997-02-10
Renewal registration for: B00000561287 / 1969-12-12

289

Title: United Feature comics. Vol. 30, no. 50, Dec. 12, 1969.

Registration Number / Date:
RE0000749020 / 1997-02-10
Renewal registration for: B00000561288 / 1969-12-19
Title: United Feature comics. Vol. 30, no. 51, Dec. 19, 1969.

Registration Number / Date:
RE0000749021 / 1997-02-10
Renewal registration for: B00000561289 / 1969-12-26
Title: United Feature comics. Vol. 30, no. 52, Dec. 26, 1969.

Registration Number / Date:
RE0000748977 / 1997-02-10
Renewal registration for: B00000495285 / 1969-02-07
Title: United feature comics. Vol. 30, no. 6, Feb. 7, 1969.

Registration Number / Date:
RE0000748976 / 1997-02-10
Renewal registration for: B00000495284 / 1969-02-14
Title: United feature comics. Vol. 30, no. 7, Feb. 14, 1969.

Registration Number / Date:
RE0000748975 / 1997-02-10
Renewal registration for: B00000495283 / 1969-02-21
Title: United feature comics. Vol. 30, no. 8, Feb. 21, 1969.

Registration Number / Date:
RE0000748986 / 1997-02-10
Renewal registration for: B00000512198 / 1969-02-28
Title: United Feature comics. Vol. 30, no. 9, Feb. 28, 1969.

Registration Number / Date:

290

RE0000762495 / 1997-03-19
Renewal registration for: A00000122127 / 1969-08-08
Title: Vas-Y, Charlie Brown. Translation: Maurice J. H. Ghnassia,
Francois Herbert & Holt, Rinehart and Winston.

Registration Number / Date:
RE0000796963 / 1998-12-28
Renewal registration for: A00000176438 / 1970-07-31
Title: Ca ne va pas, Charlie Brown. French translation: Maurice
J. H. Chnassia & Francois Herbert.

Registration Number / Date:
VA0000863163 / 1997-07-31
Supplement to: GP0000067755 / 1970
Title: Charlie Brown: I am suddenly overcome by a burst of
wishy-washiness! By Charles M. Schulz.

Registration Number / Date:
RE0000792497 / 1998-12-28
Renewal registration for: GP0000067755 / 1970-04-01
Title: Charlie Brown: "I am suddenly overcome by a burst of
wishy-washiness!" By Determined Productions, Inc.

Registration Number / Date:
RE0000792491 / 1998-12-28
Renewal registration for: GP0000067748 / 1970-03-09
Title: Charlie Brown's all stars. By Determined Productions, Inc.

Registration Number / Date:
VA0000861413 / 1997-07-31
Supplement to: GP0000067748 / 1970
Title: Charlie Brown's All Stars. By Determined Productions, Inc.
& Charles Schulz.

Registration Number / Date:
RE0000792483 / 1998-12-28

291

Renewal registration for: K00000095325 / 1970-09-24
Title: Cowabunga. By Hallmark Cards, Inc.
Series: "Peanuts" poster

Registration Number / Date:
RE0000792484 / 1998-12-28
Renewal registration for: K00000095326 / 1970-09-24
Title: Dogs accept people for what they are. By Hallmark Cards,
Inc.

Registration Number / Date:
VA0000863162 / 1997-07-31
Supplement to: A00000143041 / 1970
Title: For a nickel I can cure anything! By Charles M. Schulz.

Registration Number / Date:
RE0000792464 / 1998-12-28
Renewal registration for: A00000143041 / 1970-04-01
Title: For a nickel, I can cure anything! By Determined Productions, Inc.

Registration Number / Date:
RE0000796964 / 1998-12-28
Renewal registration for: A00000178832 / 1970-07-31
Title: Hay que ayudarte, Charlie Brown. Spanish translation:
Jorge Tallet & Marta Celerio.

Registration Number / Date:
RE0000792481 / 1998-12-28
Renewal registration for: K00000095323 / 1970-09-24
Title: How can you do "new math" problems with an "old math" mind?
By Hallmark Cards, Inc.

Registration Number / Date:
RE0000792485 / 1998-12-28
Renewal registration for: K00000095327 / 1970-09-24
Title: I love mankind...it's people I can't stand. By Hallmark

292

Cards, Inc.

Registration Number / Date:
RE0000792503 / 1998-12-28
Renewal registration for: A00000143039 / 1970-04-01
Title: It really doesn't take much to a make a day happy! By
Determined Productions, Inc.

Registration Number / Date:
VA0000863161 / 1997-07-31
Supplement to: A00000143039 / 1970
Title: It really doesn't take much to make a dad happy! By
Charles M. Schulz.

Registration Number / Date:
VA0000861425 / 1997-07-31
Supplement to: A00000143042 / 1970
Title: It's fun to lie here and listen to the sounds of the night!
By Charles M. Schulz.

Registration Number / Date:
RE0000792465 / 1998-12-28
Renewal registration for: A00000143042 / 1970-04-01
Title: It's fun to lie here and listen to the sounds of the night!
By Determined Productions, Inc.

Registration Number / Date:
RE0000792482 / 1998-12-28
Renewal registration for: K00000095324 / 1970-09-24
Title: It's good to have a friend. By Hallmark Cards, Inc.
Series: "Peanuts" poster

Registration Number / Date:
RE0000792487 / 1998-12-28
Renewal registration for: K00000095329 / 1970-09-24
Title: Life is one big thrill after another! By Hallmark Cards,
Inc.

293

Registration Number / Date:
VA0000861424 / 1997-07-31
Supplement to: GP0000069184 / 1970
Title: Linus: Peace. By Charles M. Schulz.

Registration Number / Date:
RE0000792502 / 1998-12-28
Renewal registration for: GP0000069184 / 1970-05-18
Title: Linus: "Peace" By Determined Productions, Inc.

Registration Number / Date:
VA0000861423 / 1997-07-31
Supplement to: GP0000067749 / 1970
Title: Linus: To know me is to love me! By Charles M. Schulz.

Registration Number / Date:
RE0000792492 / 1998-12-28
Renewal registration for: GP0000067749 / 1970-03-09
Title: Linus: "To know me is to love me!" By Determined Productions, Inc.

Registration Number / Date:
VA0000861422 / 1997-07-31
Supplement to: GP0000067752 / 1970
Title: Lucy: Bleah! By Charles M. Schulz.

Registration Number / Date:
RE0000792495 / 1998-12-28
Renewal registration for: GP0000067752 / 1970-04-01
Title: Lucy: "Bleah!" By Determined Productions, Inc.

Registration Number / Date:
VA0000861421 / 1997-07-31
Supplement to: GP0000067757 / 1970
Title: Lucy: For a nickel I can cure anything! By Charles M. Schulz.

294

Registration Number / Date:
RE0000792499 / 1998-12-28
Renewal registration for: GP0000067757 / 1970-04-01
Title: Lucy: "For a nickel, I can cure anything!" By Determined
Productions, Inc.

Registration Number / Date:
VA0000861420 / 1997-07-31
Supplement to: GP0000067751 / 1970
Title: Lucy: I don't want any "downs"! I just want "ups" and "ups"
and "ups"!. By Charles M. Schulz.

Registration Number / Date:
RE0000792494 / 1998-12-28
Renewal registration for: GP0000067751 / 1970-04-01
Title: Lucy: "I don't want any 'Downs'! I just want 'Ups' and
'Ups' and 'Ups'!" By Determined Productions, Inc.

Registration Number / Date:
RE0000792480 / 1998-12-28
Renewal registration for: K00000095322 / 1970-09-24
Title: No one understands us crabby people! By Hallmark Cards,
Inc.

Registration Number / Date:
VA0000861419 / 1997-07-31
Supplement to: GP0000067746 / 1970
Title: Peanuts character plush dog from the Peanuts comic strip.
By Charles M. Schulz.

Registration Number / Date:
RE0000792489 / 1998-12-28
Renewal registration for: GP0000067746 / 1970-02-02

295

Title: Peanuts character Plush dog from the Peanuts comic strip.
By Determined Productions, Inc.

Registration Number / Date:
TX0004529710 / 1997-07-31
Supplement to: A00000198246 / 1970
Title: Peanuts classics. By Charles M. Schulz.

Registration Number / Date:
RE0000792470 / 1998-12-28
Renewal registration for: A00000198246 / 1970-10-02
Title: Peanuts classics. By Holt, Rinehart and Winston, Inc.

Registration Number / Date:
RE0000792476 / 1998-12-28
Renewal registration for: A00000156858 / 1970-03-27
Title: Peanuts coloring book featuring Charlie Brown. No. 4591.
By Saalfield Publishing Company.

Registration Number / Date:
RE0000792473 / 1998-12-28
Renewal registration for: A00000156855 / 1970-03-31
Title: Peanuts coloring book featuring Linus. No. 4594. By
Saalfield Publishing Company.

Registration Number / Date:
RE0000792474 / 1998-12-28
Renewal registration for: A00000156856 / 1970-01-14
Title: Peanuts coloring book featuring Lucy. No. 4593. By
Saalfield Publishing Company.

Registration Number / Date:
RE0000792475 / 1998-12-28
Renewal registration for: A00000156857 / 1970-03-30

296

Title: Peanuts coloring book featuring Snoopy. No. 4592. By
Saalfield Publishing Company.

Registration Number / Date:
RE0000792472 / 1998-12-28
Renewal registration for: A00000156854 / 1970-01-15
Title: Peanuts coloring book. No. 4595. By Saalfield Publishing
Company.

Registration Number / Date:
RE0000792471 / 1998-12-28
Renewal registration for: A00000156853 / 1970-04-06
Title: Peanuts coloring book. No. 4596. By Saalfield Publishing
Company.

Registration Number / Date:
RE0000792479 / 1998-12-28
Renewal registration for: A00000274248 / 1970-11-10
Title: Peanuts coloring book. No. 5674. By Saalfield Publishing
Company.

Registration Number / Date:
RE0000792478 / 1998-12-28
Renewal registration for: A00000274247 / 1970-11-10
Title: Peanuts coloring book. No. 5675. By Saalfield Publishing
Company.

Registration Number / Date:
RE0000792477 / 1998-12-28
Renewal registration for: A00000274246 / 1970-11-11
Title: Peanuts coloring book. No. 5676. By Saalfield Publishing
Company.

Registration Number / Date:

297

RE0000792468 / 1998-12-28
Renewal registration for: A00000181928 / 1970-05-20
Title: Peanuts date book 1971. By Determined Productions, Inc.

Registration Number / Date:
VA0000861418 / 1997-07-31
Supplement to: A00000181928 / 1970
Title: Peanuts datebook 1971. By Charles M. Schulz.

Registration Number / Date:
VA0000861416 / 1997-07-31
Supplement to: GP0000069183 / 1970
Title: Peanuts lunch bag. By Charles M. Schulz & Determined Productions, Inc.

Registration Number / Date:
RE0000792501 / 1998-12-28
Renewal registration for: GP0000069183 / 1970-05-29
Title: Peanuts lunch bag. By Determined Productions, Inc.

Registration Number / Date:
VA0000861417 / 1997-07-31
Supplement to: A00000157658 / 1970
Title: Peanuts lunch bag cook book. By Charles M. Schulz & Determined Productions, Inc.

Registration Number / Date:
RE0000792466 / 1998-12-28
Renewal registration for: A00000157658 / 1970-05-29
Title: Peanuts lunch bag cook book. By Determined Productions, Inc.

Registration Number / Date:
VA0000954340 / 1998-12-28
Supplement to: GP0000067587 / 1970
Title: Peanuts mobile. By Charles M. Schulz.

298

Registration Number / Date:
RE0000792488 / 1998-12-28
Renewal registration for: GP0000067587 / 1970-03-09
Title: Peanuts mobile. By Determined Productions, Inc.

Registration Number / Date:
VA0000863173 / 1997-07-31
Supplement to: K00000095325 / 1970
Title: Peanuts poster: Cowabunga! By Charles M. Schulz.

Registration Number / Date:
VA0000863167 / 1997-07-31
Supplement to: K00000095326 / 1970
Title: Peanuts poster: Dogs accept people for what they are. By
Charles M. Schulz.

Registration Number / Date:
VA0000863168 / 1997-07-31
Supplement to: K00000095323 / 1970
Title: Peanuts poster: How can you do "new math" problems with an
"old math" mind? By Charles M. Schulz.

Registration Number / Date:
VA0000863169 / 1997-07-31
Supplement to: K00000095327 / 1970
Title: Peanuts poster: I love mankind ... it's people I can't stand! By Charles M. Schulz.

Registration Number / Date:
VA0000863172 / 1997-07-31
Supplement to: K00000095324 / 1970
Title: Peanuts poster: It's good to have a friend. By Charles M.
Schulz.

299

Registration Number / Date:
VA0000863171 / 1997-07-31
Supplement to: K00000095329 / 1970
Title: Peanuts poster: Life is one big thrill after another! By
Charles M. Schulz.

Registration Number / Date:
VA0000863170 / 1997-07-31
Supplement to: K00000095322 / 1970
Title: Peanuts poster: No one understands us crabby people! By
Charles M. Schulz.

Registration Number / Date:
VA0000863174 / 1997-07-31
Supplement to: K00000095328 / 1970
Title: Peanuts poster: We all have our hang-ups. By Charles M.
Schulz.

Registration Number / Date:
VA0000861414 / 1997-07-31
Supplement to: A00000157659 / 1970
Title: Peanuts school year date book 1970/1971. By Charles M.
Schulz & Determined Productions, Inc.

Registration Number / Date:
RE0000792467 / 1998-12-28
Renewal registration for: A00000157659 / 1970-04-28
Title: Peanuts school year date book 1970/1971. By Determined
Productions, Inc.

Registration Number / Date:
VA0000861411 / 1997-07-31
Supplement to: GP0000067753 / 1970
Title: Snoopy & Charlie Brown: Somehow I have the feeling that a crisis has arisen. By Charles M. Schulz.

Registration Number / Date:

300

RE0000792496 / 1998-12-28
Renewal registration for: GP0000067753 / 1970-04-01
Title:	Snoopy & Charlie Brown: "Somehow I have the feeling
that a crisis has arisen" By Determined Productions, Inc.

Registration Number / Date:
VA0000861415 / 1997-07-31
Supplement to: GP0000067754 / 1970
Title:	Snoopy. By Charles M. Schulz.

Registration Number / Date:
VA0000861412 / 1997-07-31
Supplement to: GP0000067756 / 1970
Title:	Snoopy: Curse this stupid war! Curse you, too, Red Baron!
By Charles M. Schulz.

Registration Number / Date:
RE0000792498 / 1998-12-28
Renewal registration for: GP0000067756 / 1970-04-01
Title:	Snoopy: "Curse this stupid war! Curse you, too, red
baron!" By Determined Productions, Inc.

Registration Number / Date:
VA0000954339 / 1998-12-28
Supplement to: GP0000067747 / 1970
Title:	"Snoopy" dog house bank from Peanuts comic strip.
By Charles M. Schulz.

Registration Number / Date:
RE0000792490 / 1998-12-28
Renewal registration for: GP0000067747 / 1970-04-01
Title:	"Snoopy" dog house bank from Peanuts comic strip;
sculpture. By Determined Productions, Inc.

Registration Number / Date:
VA0000863166 / 1997-07-31
Supplement to: GP0000067750 / 1970
Title:	Snoopy: The secret to life is to reduce your worries
to a minimum! By Charles M. Schulz.

Registration Number / Date:
RE0000792493 / 1998-12-28
Renewal registration for: GP0000067750 / 1970-04-01
Title:	Snoopy: "The secret to life is to reduce your worries
to a minimum" By Determined Productions, Inc.

Registration Number / Date:
VA0000863165 / 1997-07-31
Supplement to: GP0000069026 / 1970
Title:	Stars of the movie A boy named Charlie Brown. By Charles M. Schulz.

Registration Number / Date:
RE0000792500 / 1998-12-28
Renewal registration for: GP0000069026 / 1970-01-06
Title:	Stars of the movie: "A boy named Charlie Brown." By
Determined Productions, Inc.

Registration Number / Date:
RE0000774948 / 1998-01-12
Renewal registration for: B00000566097 / 1970-01-02
Title:	United Feature comics. Vol. 31, no. 1.

Registration Number / Date:
RE0000774954 / 1998-01-12
Renewal registration for: B00000579090 / 1970-03-06
Title:	United Feature comics. Vol. 31, no. 10.

Registration Number / Date:
RE0000774955 / 1998-01-12
Renewal registration for: B00000579091 / 1970-03-13
Title:	United Feature comics. Vol. 31, no. 11.

Registration Number / Date:
RE0000774953 / 1998-01-12
Renewal registration for: B00000579089 / 1970-03-20
Title:	United Feature comics. Vol. 31, no. 12.

Registration Number / Date:
RE0000774956 / 1998-01-12
Renewal registration for: B00000579092 / 1970-03-27
Title:	United Feature comics. Vol. 31, no. 13.

Registration Number / Date:
RE0000774959 / 1998-01-12
Renewal registration for: B00000589010 / 1970-04-03

Registration Number / Date:
RE0000774958 / 1998-01-12
Renewal registration for: B00000589009 / 1970-04-10
Title:	United Feature comics. Vol. 31, no. 15.

Registration Number / Date:
RE0000774957 / 1998-01-12
Renewal registration for: B00000589008 / 1970-04-17
Title:	United Feature comics. Vol. 31, no. 16.

Registration Number / Date:
RE0000774960 / 1998-01-12
Renewal registration for: B00000589011 / 1970-04-24
Title:	United Feature comics. Vol. 31, no. 17.

Registration Number / Date:
RE0000774965 / 1998-01-12
Renewal registration for: B00000596127 / 1970-05-01
Title:	United Feature comics. Vol. 31, no. 18.

Registration Number / Date:
RE0000774964 / 1998-01-12
Renewal registration for: B00000596126 / 1970-05-08
Title:	United Feature comics. Vol. 31, no. 19.
Copyright Claimant:
United Feature Syndicate, Inc. (PCW)
Variant title:	United Feature comics
Names:	United Feature Syndicate, Inc.

Registration Number / Date:
RE0000774944 / 1998-01-12
Renewal registration for: B00000566093 / 1970-01-09
Title:	United Feature comics. Vol. 31, no. 2.

Registration Number / Date:
RE0000774963 / 1998-01-12
Renewal registration for: B00000596125 / 1970-05-15
Title:	United Feature comics. Vol. 31, no. 20.

Registration Number / Date:
RE0000774962 / 1998-01-12
Renewal registration for: B00000596124 / 1970-05-22
Title:	United Feature comics. Vol. 31, no. 21.

Registration Number / Date:
RE0000774961 / 1998-01-12
Renewal registration for: B00000596123 / 1970-05-29
Title:	United Feature comics. Vol. 31, no. 22.

Registration Number / Date:
RE0000774972 / 1998-01-12
Renewal registration for: B00000608583 / 1970-06-05
Title:	United Feature comics. Vol. 31, no. 23.

Registration Number / Date:
RE0000774971 / 1998-01-12
Renewal registration for: B00000608582 / 1970-06-12
Title:	United Feature comics. Vol. 31, no. 24.

Registration Number / Date:
RE0000774970 / 1998-01-12
Renewal registration for: B00000608581 / 1970-06-19
Title:	United Feature comics. Vol. 31, no. 25.

Registration Number / Date:
RE0000774973 / 1998-01-12
Renewal registration for: B00000608584 / 1970-06-26
Title:	United Feature comics. Vol. 31, no. 26.

Registration Number / Date:
RE0000774968 / 1998-01-12
Renewal registration for: B00000608522 / 1970-07-03
Title:	United Feature comics. Vol. 31, no. 27.

Registration Number / Date:
RE0000774969 / 1998-01-12
Renewal registration for: B00000608523 / 1970-07-10
Title:	United Feature comics. Vol. 31, no. 28.

Registration Number / Date:
RE0000774966 / 1998-01-12
Renewal registration for: B00000608520 / 1970-07-17
Title:	United Feature comics. Vol. 31, no. 29.

Registration Number / Date:
RE0000774945 / 1998-01-12
Renewal registration for: B00000566094 / 1970-01-10
Title:	United Feature comics. Vol. 31, no. 3.

Registration Number / Date:
RE0000774974 / 1998-01-12
Renewal registration for: B00000613190 / 1970-07-24
Title:	United Feature comics. Vol. 31, no. 30.

Registration Number / Date:
RE0000774967 / 1998-01-12
Renewal registration for: B00000608521 / 1970-07-31
Title:	United Feature comics. Vol. 31, no. 31.

Registration Number / Date:
RE0000774976 / 1998-01-12
Renewal registration for: B00000619478 / 1970-08-07
Title:	United Feature comics. Vol. 31, no. 32.

Registration Number / Date:
RE0000774977 / 1998-01-12
Renewal registration for: B00000619479 / 1970-08-14
Title:	United Feature comics. Vol. 31, no. 33.

Registration Number / Date:
RE0000774975 / 1998-01-12
Renewal registration for: B00000619477 / 1970-08-21
Title:	United Feature comics. Vol. 31, no. 34.

Registration Number / Date:
RE0000774978 / 1998-01-12
Renewal registration for: B00000619480 / 1970-08-28
Title:	United Feature comics. Vol. 31, no. 35.

Registration Number / Date:
RE0000774979 / 1998-01-12
Renewal registration for: B00000623564 / 1970-09-04
Title:	United Feature comics. Vol. 31, no. 36.

Registration Number / Date:
RE0000774980 / 1998-01-12
Renewal registration for: B00000623565 / 1970-09-11
Title:	United Feature comics. Vol. 31, no. 37.

Registration Number / Date:
RE0000774981 / 1998-01-12
Renewal registration for: B00000623566 / 1970-09-18
Title:	United Feature comics. Vol. 31, no. 38.

Registration Number / Date:
RE0000774982 / 1998-01-12
Renewal registration for: B00000623567 / 1970-09-25
Title:	United Feature comics. Vol. 31, no. 39.

Registration Number / Date:
RE0000774946 / 1998-01-12
Renewal registration for: B00000566095 / 1970-01-23
Title:	United Feature comics. Vol. 31, no. 4.

Registration Number / Date:
RE0000774983 / 1998-01-12
Renewal registration for: B00000627984 / 1970-10-02
Title:	United Feature comics. Vol. 31, no. 40.

Registration Number / Date:
RE0000774984 / 1998-01-12
Renewal registration for: B00000627985 / 1970-10-09
Title:	United Feature comics. Vol. 31, no. 41.

Registration Number / Date:
RE0000774985 / 1998-01-12
Renewal registration for: B00000627986 / 1970-10-16
Title:	United Feature comics. Vol. 31, no. 42.

Registration Number / Date:
RE0000774986 / 1998-01-12
Renewal registration for: B00000627987 / 1970-10-23
Title:	United Feature comics. Vol. 31, no. 43.

Registration Number / Date:
RE0000774987 / 1998-01-12
Renewal registration for: B00000627988 / 1970-10-30
Title:	United Feature comics. Vol. 31, no. 44.

Registration Number / Date:
RE0000774988 / 1998-01-12
Renewal registration for: B00000635071 / 1970-11-06
Title:	United Feature comics. Vol. 31, no. 45.

Registration Number / Date:
RE0000774989 / 1998-01-12
Renewal registration for: B00000635072 / 1970-11-13
Title:	United Feature comics. Vol. 31, no. 46.

Registration Number / Date:
RE0000774990 / 1998-01-12
Renewal registration for: B00000635073 / 1970-11-20
Title:	United Feature comics. Vol. 31, no. 47.

Registration Number / Date:
RE0000774991 / 1998-01-12
Renewal registration for: B00000635074 / 1970-11-27
Title:	United Feature comics. Vol. 31, no. 48.

Registration Number / Date:
RE0000774992 / 1998-01-12
Renewal registration for: B00000645955 / 1970-12-04
Title:	United Feature comics. Vol. 31, no. 49.

Registration Number / Date:
RE0000774947 / 1998-01-12
Renewal registration for: B00000566096 / 1970-01-30
Title:	United Feature comics. Vol. 31, no. 5.

Registration Number / Date:
RE0000774993 / 1998-01-12
Renewal registration for: B00000645956 / 1970-12-11
Title:	United Feature comics. Vol. 31, no. 50.

Registration Number / Date:
RE0000774994 / 1998-01-12
Renewal registration for: B00000645957 / 1970-12-18
Title:	United Feature comics. Vol. 31, no. 51.

Registration Number / Date:
RE0000774995 / 1998-01-12
Renewal registration for: B00000645958 / 1970-12-25
Title:	United Feature comics. Vol. 31, no. 52.

Registration Number / Date:
RE0000774949 / 1998-01-12
Renewal registration for: B00000573639 / 1970-02-06
Title:	United Feature comics. Vol. 31, no. 6.

Registration Number / Date:
RE0000774950 / 1998-01-12
Renewal registration for: B00000573640 / 1970-02-13
Title:	United Feature comics. Vol. 31, no. 7.

Registration Number / Date:
RE0000774951 / 1998-01-12
Renewal registration for: B00000573641 / 1970-02-20
Title:	United Feature comics. Vol. 31, no. 8.

Registration Number / Date:
RE0000774952 / 1998-01-12
Renewal registration for: B00000573642 / 1970-02-27
Title:	United Feature comics. Vol. 31, no. 9.

Registration Number / Date:
RE0000792486 / 1998-12-28
Renewal registration for: K00000095328 / 1970-09-24
Title:	We all have our hang-ups. By Hallmark Cards, Inc.

Registration Number / Date:
VA0000863164 / 1997-07-31
Supplement to: A00000143040 / 1970
Title:	Winning may not be everything, but losing isn't anything!
By Charles M. Schulz.

Registration Number / Date:
RE0000792463 / 1998-12-28
Renewal registration for: A00000143040 / 1970-04-01
Title:	Winning may not be everything, but losing isn't anything!
By Determined Productions, Inc.

Registration Number / Date:
TX0004529711 / 1997-07-31
Supplement to: A00000188677 / 1970
Title:	You're out of sight, Charlie Brown. By Charles M. Schulz.

Registration Number / Date:
RE0000792469 / 1998-12-28
Renewal registration for: A00000188677 / 1970-08-28
Title:	You're out of sight, Charlie Brown. By Holt, Rinehart and Winston, Inc.

Registration Number / Date:
RE0000809909 / 1999-05-17
Renewal registration for: A00000337399 / 1971-10-15
Title:	Peanuts coloring book featuring Charlie Brown. No. 3961.
By Saalfield Publishing Company.

Registration Number / Date:
RE0000809906 / 1999-05-17
Renewal registration for: A00000337395 / 1971-10-15
Title:	Peanuts coloring book featuring Linus. No. 3964.
By Saalfield Publishing Company.

Registration Number / Date:
RE0000809910 / 1999-05-17
Renewal registration for: A00000337402 / 1971-10-15
Title:	Peanuts coloring book featuring Lucy. No. 3963.
By Saalfield Publishing Company.

Registration Number / Date:
RE0000809907 / 1999-05-17
Renewal registration for: A00000337396 / 1971-10-15
Title:	Peanuts coloring book featuring Peppermint Patty. No. 3965.
By Saalfield Publishing Company.

Registration Number / Date:
RE0000809905 / 1999-05-17
Renewal registration for: A00000337394 / 1971-10-15
Title:	Peanuts coloring book featuring Sally. No. 3966.
By Saalfield Publishing Company.

Registration Number / Date:
RE0000809908 / 1999-05-17
Renewal registration for: A00000337398 / 1971-10-15
Title:	Peanuts coloring book featuring Snoopy. No. 3962.
By Saalfield Publishing Company.

Registration Number / Date:
RE0000844604 / 2001-04-12
Renewal registration for: LP0000039330 / 1971-03-28
Title:	Play it again, Charlie Brown.
Notes:	Photoplay.

Registration Number / Date:
TX0004529713 / 1997-07-31
Supplement to: A00000295253 / 1971
Title:	Play it again, Charlie Brown. By Charles M. Schulz.

Registration Number / Date:
RE0000805524 / 1999-04-26
Renewal registration for: B00000654058 / 1971-01-01
Title:	United Feature comics. Vol. 32, no. 1.

Registration Number / Date:
RE0000805534 / 1999-04-26
Renewal registration for: B00000662419 / 1971-03-05
Title:	United Feature comics. Vol. 32, no. 10.

Registration Number / Date:
RE0000805535 / 1999-04-26
Renewal registration for: B00000662420 / 1971-03-12
Title:	United Feature comics. Vol. 32, no. 11.

Registration Number / Date:
RE0000805533 / 1999-04-26
Renewal registration for: B00000662418 / 1971-03-19
Title:	United Feature comics. Vol. 32, no. 12.

Registration Number / Date:
RE0000805545 / 1999-04-26
Renewal registration for: B00000678700 / 1971-03-26
Title:	United Feature comics. Vol. 32, no. 13.

Registration Number / Date:
RE0000805538 / 1999-04-26
Renewal registration for: B00000669500 / 1971-04-02
Title:	United Feature comics. Vol. 32, no. 14.

Registration Number / Date:
RE0000805537 / 1999-04-26
Renewal registration for: B00000669499 / 1971-04-09
Title:	United Feature comics. Vol. 32, no. 15.

Registration Number / Date:
RE0000805536 / 1999-04-26
Renewal registration for: B00000669498 / 1971-04-16
Title:	United Feature comics. Vol. 32, no. 16.

Registration Number / Date:
RE0000805540 / 1999-04-26
Renewal registration for: B00000669502 / 1971-04-23
Title:	United Feature comics. Vol. 32, no. 17.

Registration Number / Date:
RE0000805539 / 1999-04-26
Renewal registration for: B00000669501 / 1971-04-30
Title:	United Feature comics. Vol. 32, no. 18.

Registration Number / Date:
RE0000805544 / 1999-04-26
Renewal registration for: B00000678554 / 1971-05-07
Title:	United Feature comics. Vol. 32, no. 19.

Registration Number / Date:
RE0000805528 / 1999-04-26
Renewal registration for: B00000654062 / 1971-01-08
Title:	United Feature comics. Vol. 32, no. 2.

Registration Number / Date:
RE0000805543 / 1999-04-26
Renewal registration for: B00000678553 / 1971-05-14
Title:	United Feature comics. Vol. 32, no. 20.

Registration Number / Date:
RE0000805542 / 1999-04-26
Renewal registration for: B00000678552 / 1971-05-21
Title:	United Feature comics. Vol. 32, no. 21.

Registration Number / Date:
RE0000805541 / 1999-04-26
Renewal registration for: B00000678551 / 1971-05-28
Title:	United Feature comics. Vol. 32, no. 22.

Registration Number / Date:
RE0000805548 / 1999-04-26
Renewal registration for: B00000685830 / 1971-06-04
Title:	United Feature comics. Vol. 32, no. 23.

Registration Number / Date:
RE0000805549 / 1999-04-26
Renewal registration for: B00000685831 / 1971-06-11
Title:	United Feature comics. Vol. 32, no. 24.

Registration Number / Date:
RE0000805546 / 1999-04-26
Renewal registration for: B00000685828 / 1971-06-18
Title:	United Feature comics. Vol. 32, no. 25.

Registration Number / Date:
RE0000805547 / 1999-04-26
Renewal registration for: B00000685829 / 1971-06-25
Title:	United Feature comics. Vol. 32, no. 26.

Registration Number / Date:
RE0000805551 / 1999-04-26
Renewal registration for: B00000692024 / 1971-07-02
Title:	United Feature comics. Vol. 32, no. 27.

Registration Number / Date:
RE0000805552 / 1999-04-26
Renewal registration for: B00000692025 / 1971-07-09
Title:	United Feature comics. Vol. 32, no. 28.

Registration Number / Date:
RE0000805553 / 1999-04-26
Renewal registration for: B00000692026 / 1971-07-16
Title:	United Feature comics. Vol. 32, no. 29.

Registration Number / Date:
RE0000805526 / 1999-04-26
Renewal registration for: B00000654060 / 1971-01-15
Title:	United Feature comics. Vol. 32, no. 3.

Registration Number / Date:
RE0000805554 / 1999-04-26
Renewal registration for: B00000692027 / 1971-07-23
Title:	United Feature comics. Vol. 32, no. 30.

Type of Work:	Serial
Registration Number / Date:
RE0000805550 / 1999-04-26
Renewal registration for: B00000692023 / 1971-07-30
Title:	United Feature comics. Vol. 32, no. 31.

Registration Number / Date:
RE0000805571 / 1999-04-26
Renewal registration for: B00000723094 / 1971-08-06
Title:	United Feature comics. Vol. 32, no. 32.

Registration Number / Date:
RE0000805570 / 1999-04-26
Renewal registration for: B00000723093 / 1971-08-13
Title:	United Feature comics. Vol. 32, no. 33.

Registration Number / Date:
RE0000805569 / 1999-04-26
Renewal registration for: B00000723092 / 1971-08-20
Title:	United Feature comics. Vol. 32, no. 34.

Registration Number / Date:
RE0000805568 / 1999-04-26
Renewal registration for: B00000723091 / 1971-08-27
Title:	United Feature comics. Vol. 32, no. 35.

Registration Number / Date:
RE0000805557 / 1999-04-26
Renewal registration for: B00000705904 / 1971-09-03
Title:	United Feature comics. Vol. 32, no. 36.

Registration Number / Date:
RE0000805556 / 1999-04-26
Renewal registration for: B00000705903 / 1971-09-10
Title:	United Feature comics. Vol. 32, no. 37.

Registration Number / Date:
RE0000805555 / 1999-04-26
Renewal registration for: B00000705902 / 1971-09-17
Title:	United Feature comics. Vol. 32, no. 38.

Registration Number / Date:
RE0000805558 / 1999-04-26
Renewal registration for: B00000705905 / 1971-09-17
Title:	United Feature comics. Vol. 32, no. 39.

Registration Number / Date:
RE0000805525 / 1999-04-26
Renewal registration for: B00000654059 / 1971-01-22
Title:	United Feature comics. Vol. 32, no. 4.

Registration Number / Date:
RE0000805559 / 1999-04-26
Renewal registration for: B00000712136 / 1971-10-01
Title:	United Feature comics. Vol. 32, no. 40.

Registration Number / Date:
RE0000805560 / 1999-04-26
Renewal registration for: B00000712137 / 1971-10-08
Title:	United Feature comics. Vol. 32, no. 41.

Registration Number / Date:
RE0000805561 / 1999-04-26
Renewal registration for: B00000712138 / 1971-10-15
Title:	United Feature comics. Vol. 32, no. 42.

Registration Number / Date:
RE0000805562 / 1999-04-26
Renewal registration for: B00000712139 / 1971-10-22
Title:	United Feature comics. Vol. 32, no. 43.

Registration Number / Date:
RE0000805563 / 1999-04-26
Renewal registration for: B00000712140 / 1971-10-29
Title:	United Feature comics. Vol. 32, no. 44.

Registration Number / Date:
RE0000805564 / 1999-04-26
Renewal registration for: B00000720397 / 1971-11-05
Title:	United Feature comics. Vol. 32, no. 45.

Registration Number / Date:
RE0000805565 / 1999-04-26
Renewal registration for: B00000720398 / 1971-11-12
Title:	United Feature comics. Vol. 32, no. 46.

Registration Number / Date:
RE0000805566 / 1999-04-26
Renewal registration for: B00000720399 / 1971-11-19
Title:	United Feature comics. Vol. 32, no. 47.

Registration Number / Date:
RE0000805567 / 1999-04-26
Renewal registration for: B00000720400 / 1971-11-26
Title:	United Feature comics. Vol. 32, no. 48.

Registration Number / Date:
RE0000805572 / 1999-04-26
Renewal registration for: B00000727338 / 1971-12-03
Title:	United Feature comics. Vol. 32, no. 49.

Registration Number / Date:
RE0000805527 / 1999-04-26
Renewal registration for: B00000654061 / 1971-01-29
Title:	United Feature comics. Vol. 32, no. 5.

Registration Number / Date:
RE0000805575 / 1999-04-26
Renewal registration for: B00000727341 / 1971-12-10
Title:	United Feature comics. Vol. 32, no. 50.

Registration Number / Date:
RE0000805574 / 1999-04-26
Renewal registration for: B00000727340 / 1971-12-17
Title:	United Feature comics. Vol. 32, no. 51.

Registration Number / Date:
RE0000805573 / 1999-04-26
Renewal registration for: B00000727339 / 1971-12-24
Title:	United Feature comics. Vol. 32, no. 52.

Registration Number / Date:
RE0000805531 / 1999-04-26
Renewal registration for: B00000657809 / 1971-02-05
Title:	United Feature comics. Vol. 32, no. 6.

Registration Number / Date:
RE0000805530 / 1999-04-26
Renewal registration for: B00000657808 / 1971-02-12
Title:	United Feature comics. Vol. 32, no. 7.

Registration Number / Date:
RE0000805529 / 1999-04-26
Renewal registration for: B00000657807 / 1971-02-19
Title:	United Feature comics. Vol. 32, no. 8.

Registration Number / Date:
RE0000805532 / 1999-04-26
Renewal registration for: B00000657810 / 1971-02-26
Title:	United Feature comics. Vol. 32, no. 9.

Registration Number / Date:
RE0000813844 / 2000-01-03
Renewal registration for: A00000337405 / 1972-02-22
(in notice: 1971)
Title:	I got a "C" in everything. By Saalfield Publishing Company.

Registration Number / Date:
RE0000813843 / 2000-01-03
Renewal registration for: A00000337404 / 1972-02-22
(in notice: 1971)
Title:	Sheep dog. By Saalfield Publishing Company.

Registration Number / Date:
RE0000818147 / 2000-02-22
Renewal registration for: B00000731973 / 1972-01-01
Title:	United Feature comics. Vol. 33, no. 1.

Registration Number / Date:
RE0000818159 / 2000-02-22
Renewal registration for: B00000749278 / 1972-03-03
Title:	United Feature comics. Vol. 33, no. 10.

Registration Number / Date:
RE0000818160 / 2000-02-22
Renewal registration for: B00000749279 / 1972-03-10
Title:	United Feature comics. Vol. 33, no. 11.

Registration Number / Date:
RE0000818161 / 2000-02-22
Renewal registration for: B00000749280 / 1972-03-17
Title:	United Feature comics. Vol. 33, no. 12.

Registration Number / Date:
RE0000818162 / 2000-02-22
Renewal registration for: B00000749281 / 1972-03-24
Title:	United Feature comics. Vol. 33, no. 13.

Registration Number / Date:
RE0000818158 / 2000-02-22
Renewal registration for: B00000749277 / 1972-03-31
Title:	United Feature comics. Vol. 33, no. 14.

Registration Number / Date:
RE0000818163 / 2000-02-22
Renewal registration for: B00000755559 / 1972-04-07
Title:	United Feature comics. Vol. 33, no. 15.

Registration Number / Date:
RE0000818166 / 2000-02-22
Renewal registration for: B00000755562 / 1972-04-14
Title:	United Feature comics. Vol. 33, no. 16.

Registration Number / Date:
RE0000818165 / 2000-02-22
Renewal registration for: B00000755561 / 1972-04-21
Title:	United Feature comics. Vol. 33, no. 17.

Registration Number / Date:
RE0000818164 / 2000-02-22
Renewal registration for: B00000755560 / 1972-04-28
Title:	United Feature comics. Vol. 33, no. 18.

Registration Number / Date:
RE0000818170 / 2000-02-22
Renewal registration for: B00000762095 / 1972-05-05
Title:	United Feature comics. Vol. 33, no. 19.

Registration Number / Date:
RE0000818154 / 2000-02-22
Renewal registration for: B00000739577 / 1972-01-07
Title:	United Feature comics. Vol. 33, no. 2.

Registration Number / Date:
RE0000818169 / 2000-02-22
Renewal registration for: B00000762094 / 1972-05-12
Title:	United Feature comics. Vol. 33, no. 20.

Registration Number / Date:
RE0000818168 / 2000-02-22
Renewal registration for: B00000762093 / 1972-05-19
Title:	United Feature comics. Vol. 33, no. 21.

Registration Number / Date:
RE0000818167 / 2000-02-22
Renewal registration for: B00000762092 / 1972-05-26
Title:	United Feature comics. Vol. 33, no. 22.

Registration Number / Date:
RE0000818174 / 2000-02-22
Renewal registration for: B00000771783 / 1972-06-02
Title:	United Feature comics. Vol. 33, no. 23.

Registration Number / Date:
RE0000818172 / 2000-02-22
Renewal registration for: B00000771781 / 1972-06-09
Title:	United Feature comics. Vol. 33, no. 24.

Registration Number / Date:
RE0000818171 / 2000-02-22
Renewal registration for: B00000771780 / 1972-06-16
Title:	United Feature comics. Vol. 33, no. 25.

Registration Number / Date:
RE0000818173 / 2000-02-22
Renewal registration for: B00000771782 / 1972-06-23
Title:	United Feature comics. Vol. 33, no. 26.

Registration Number / Date:
RE0000818175 / 2000-02-22
Renewal registration for: B00000771784 / 1972-06-30
Title:	United Feature comics. Vol. 33, no. 27.

Registration Number / Date:
RE0000818177 / 2000-02-22
Renewal registration for: B00000775734 / 1972-07-07
Title:	United Feature comics. Vol. 33, no. 28.

Registration Number / Date:
RE0000818176 / 2000-02-22
Renewal registration for: B00000775733 / 1972-07-14
Title:	United Feature comics. Vol. 33, no. 29.

Registration Number / Date:
RE0000818155 / 2000-02-22
Renewal registration for: B00000739578 / 1972-01-14
Title:	United Feature comics. Vol. 33, no. 3.

Registration Number / Date:
RE0000818178 / 2000-02-22
Renewal registration for: B00000775735 / 1972-07-21
Title:	United Feature comics. Vol. 33, no. 30.

Registration Number / Date:
RE0000818179 / 2000-02-22
Renewal registration for: B00000775736 / 1972-07-28
Title:	United Feature comics. Vol. 33, no. 31.

Registration Number / Date:
RE0000818181 / 2000-02-22
Renewal registration for: B00000782249 / 1972-08-04
Title:	United Feature comics. Vol. 33, no. 32.

Registration Number / Date:
RE0000818183 / 2000-02-22
Renewal registration for: B00000782251 / 1972-08-11
Title:	United Feature comics. Vol. 33, no. 33.

Registration Number / Date:
RE0000818182 / 2000-02-22
Renewal registration for: B00000782250 / 1972-08-18
Title:	United Feature comics. Vol. 33, no. 34.

Registration Number / Date:
RE0000818180 / 2000-02-22
Renewal registration for: B00000782248 / 1972-08-25
Title:	United Feature comics. Vol. 33, no. 35.

Registration Number / Date:
RE0000818196 / 2000-02-22
Renewal registration for: B00000806586 / 1972-09-01
Title:	United Feature comics. Vol. 33, no. 36.

Registration Number / Date:
RE0000818184 / 2000-02-22
Renewal registration for: B00000806574 / 1972-09-08
Title:	United Feature comics. Vol. 33, no. 37.

Registration Number / Date:
RE0000818185 / 2000-02-22
Renewal registration for: B00000806575 / 1972-09-15
Title:	United Feature comics. Vol. 33, no. 38.

Registration Number / Date:
RE0000818186 / 2000-02-22
Renewal registration for: B00000806576 / 1972-09-22
Title:	United Feature comics. Vol. 33, no. 39.

Registration Number / Date:
RE0000818157 / 2000-02-22
Renewal registration for: B00000739580 / 1972-01-21
Title:	United Feature comics. Vol. 33, no. 4.

Registration Number / Date:
RE0000818187 / 2000-02-22
Renewal registration for: B00000806577 / 1972-09-29
Title:	United Feature comics. Vol. 33, no. 40.

Registration Number / Date:
RE0000818188 / 2000-02-22
Renewal registration for: B00000806578 / 1972-10-06
Title:	United Feature comics. Vol. 33, no. 41.

Registration Number / Date:
RE0000818189 / 2000-02-22
Renewal registration for: B00000806579 / 1972-10-13
Title:	United Feature comics. Vol. 33, no. 42.

Registration Number / Date:
RE0000818190 / 2000-02-22
Renewal registration for: B00000806580 / 1972-10-20
Title:	United Feature comics. Vol. 33, no. 43.

Registration Number / Date:
RE0000818191 / 2000-02-22
Renewal registration for: B00000806581 / 1972-10-27
Title:	United Feature comics. Vol. 33, no. 44.

Registration Number / Date:
RE0000818192 / 2000-02-22
Renewal registration for: B00000806582 / 1972-11-03
Title:	United Feature comics. Vol. 33, no. 45.

Registration Number / Date:
RE0000818193 / 2000-02-22
Renewal registration for: B00000806583 / 1972-11-10
Title:	United Feature comics. Vol. 33, no. 46.

Registration Number / Date:
RE0000818194 / 2000-02-22
Renewal registration for: B00000806584 / 1972-11-17
Title:	United Feature comics. Vol. 33, no. 47.

Registration Number / Date:
RE0000818195 / 2000-02-22
Renewal registration for: B00000806585 / 1972-11-24
Title:	United Feature comics. Vol. 33, no. 48.

Registration Number / Date:
RE0000818201 / 2000-02-22
Renewal registration for: B00000808808 / 1972-12-01
Title:	United Feature comics. Vol. 33, no. 49.

Registration Number / Date:
RE0000818156 / 2000-02-22
Renewal registration for: B00000739579 / 1972-01-28
Title:	United Feature comics. Vol. 33, no. 5.

Registration Number / Date:
RE0000818200 / 2000-02-22
Renewal registration for: B00000808807 / 1972-12-08
Title:	United Feature comics. Vol. 33, no. 50.

Registration Number / Date:
RE0000818199 / 2000-02-22
Renewal registration for: B00000808806 / 1972-12-15
Title:	United Feature comics. Vol. 33, no. 51.

Registration Number / Date:
RE0000818198 / 2000-02-22
Renewal registration for: B00000808805 / 1972-12-22
Title:	United Feature comics. Vol. 33, no. 52.

Registration Number / Date:
RE0000818197 / 2000-02-22
Renewal registration for: B00000808804 / 1972-12-29
Title:	United Feature comics. Vol. 33, no. 53.

Registration Number / Date:
RE0000818151 / 2000-02-22
Renewal registration for: B00000738473 / 1972-02-04
Title:	United Feature comics. Vol. 33, no. 6.

Registration Number / Date:
RE0000818150 / 2000-02-22
Renewal registration for: B00000738472 / 1972-02-11
Title:	United Feature comics. Vol. 33, no. 7.

Registration Number / Date:
RE0000818149 / 2000-02-22
Renewal registration for: B00000738471 / 1972-02-18
Title:	United Feature comics. Vol. 33, no. 8.

Registration Number / Date:
RE0000818148 / 2000-02-22
Renewal registration for: B00000738470 / 1972-02-25
Title:	United Feature comics. Vol. 33, no. 9.

Registration Number / Date:
RE0000813845 / 2000-01-03
Renewal registration for: A00000337405 / 1972-02-22
(in notice: 1971)
Title:	With dog on cover. By Saalfield Publishing Company.
Series:	Peanuts coloring book, no. 5330

Registration Number / Date:
VA0000055638 / 1980-07-07
Title:	Woodstock doll.

Registration Number / Date:
RE0000844605 / 2001-04-12
Renewal registration for: LP0000041427 / 1972-10-29
Title:	You're elected, Charlie Brown.

Registration Number / Date:
PA0001001954 / 2000-06-09
Supplement to: LP0000041427 / 1972
Application Title:	You're not elected, Charlie Brown (on original appl.:
You're elected, Charlie Brown)
Title:	You're elected, Charlie Brown. By United Feature
Syndicate, Inc.

Registration Number / Date:
RE0000853413 / 2002-01-04
Renewal registration for: TX0000365990 / 1973-04-15
Title:	The Charlie Brown dictionary.

Registration Number / Date:
TX0000365990 / 1979-08-24
Supplemented by: TX0004797237 / 1997-07-31
Title:	The Charlie Brown dictionary / by Charles M. Schulz.

Registration Number / Date:
RE0000844485 / 2001-04-12
Renewal registration for: LP0000042787 / 1973-10-06
Title:	A Charlie Brown Thanksgiving.

Registration Number / Date:
RE0000844484 / 2001-04-12
Renewal registration for: LP0000042158 / 1973-03-11
Title:	There's no time for love, Charlie Brown.

Registration Number / Date:
RE0000848786 / 2001-03-09
Renewal registration for: B00000828013 / 1973-01-01
Title:	United Feature comics. Vol. 34, no. 1.

Registration Number / Date:
RE0000848787 / 2001-03-09
Renewal registration for: B00000838730 / 1973-03-02
Title:	United Feature comics. Vol. 34, no. 10.

Registration Number / Date:
RE0000848788 / 2001-03-09
Renewal registration for: B00000838731 / 1973-03-09
Title:	United Feature comics. Vol. 34, no. 11.

Registration Number / Date:
RE0000848789 / 2001-03-09
Renewal registration for: B00000838732 / 1973-03-16
Title:	United Feature comics. Vol. 34, no. 12.

Registration Number / Date:
RE0000848790 / 2001-03-09
Renewal registration for: B00000838733 / 1973-03-23
Title:	United Feature comics. Vol. 34, no. 13.

Registration Number / Date:
RE0000848791 / 2001-03-09
Renewal registration for: B00000838734 / 1973-03-30
Title:	United Feature comics. Vol. 34, no. 14.

Registration Number / Date:
RE0000848792 / 2001-03-09
Renewal registration for: B00000846231 / 1973-04-06
Title:	United Feature comics. Vol. 34, no. 15.

Registration Number / Date:
RE0000848793 / 2001-03-09
Renewal registration for: B00000846232 / 1973-04-13
Title:	United Feature comics. Vol. 34, no. 16.

Registration Number / Date:
RE0000848794 / 2001-03-09
Renewal registration for: B00000846233 / 1973-04-20
Title:	United Feature comics. Vol. 34, no. 17.

Registration Number / Date:
RE0000848795 / 2001-03-09
Renewal registration for: B00000846234 / 1973-04-27
Title:	United Feature comics. Vol. 34, no. 18.

Registration Number / Date:
RE0000848796 / 2001-03-09
Renewal registration for: B00000846235 / 1973-05-04
Title:	United Feature comics. Vol. 34, no. 19.

Registration Number / Date:
RE0000848785 / 2001-03-09
Renewal registration for: B00000828012 / 1973-01-05
Title:	United Feature comics. Vol. 34, no. 2.

Registration Number / Date:
RE0000848797 / 2001-03-09
Renewal registration for: B00000846236 / 1973-05-11
Title:	United Feature comics. Vol. 34, no. 20.

Registration Number / Date:
RE0000848798 / 2001-03-09
Renewal registration for: B00000846237 / 1973-05-18
Title:	United Feature comics. Vol. 34, no. 21.

Registration Number / Date:
RE0000848799 / 2001-03-09
Renewal registration for: B00000846238 / 1973-05-25
Title:	United Feature comics. Vol. 34, no. 22.

Registration Number / Date:
RE0000848803 / 2001-03-09
Renewal registration for: B00000870658 / 1973-06-01
Title:	United Feature comics. Vol. 34, no. 23.

Registration Number / Date:
RE0000848804 / 2001-03-09
Renewal registration for: B00000870659 / 1973-06-08
Title:	United Feature comics. Vol. 34, no. 24.

Registration Number / Date:
RE0000848805 / 2001-03-09
Renewal registration for: B00000870660 / 1973-06-15
Title:	United Feature comics. Vol. 34, no. 25.

Registration Number / Date:
RE0000848806 / 2001-03-09
Renewal registration for: B00000870661 / 1973-06-22
Title:	United Feature comics. Vol. 34, no. 26.

Registration Number / Date:
RE0000848807 / 2001-03-09
Renewal registration for: B00000870662 / 1973-06-29
Title:	United Feature comics. Vol. 34, no. 27.

Registration Number / Date:
RE0000848802 / 2001-03-09
Renewal registration for: B00000866865 / 1973-07-06
Title:	United Feature comics. Vol. 34, no. 28.

Registration Number / Date:
RE0000848826 / 2001-03-09
Renewal registration for: B00000905294 / 1973-07-13
Title:	United Feature comics. Vol. 34, no. 29.

Registration Number / Date:
RE0000848784 / 2001-03-09
Renewal registration for: B00000828011 / 1973-01-12
Title:	United Feature comics. Vol. 34, no. 3.

Registration Number / Date:
RE0000848801 / 2001-03-09
Renewal registration for: B00000866864 / 1973-07-20
Title:	United Feature comics. Vol. 34, no. 30.

Registration Number / Date:
RE0000848800 / 2001-03-09
Renewal registration for: B00000866863 / 1973-07-27
Title:	United Feature comics. Vol. 34, no. 31.

Registration Number / Date:
RE0000848812 / 2001-03-09
Renewal registration for: B00000886025 / 1973-08-03
Title:	United Feature comics. Vol. 34, no. 32.

Registration Number / Date:
RE0000848811 / 2001-03-09
Renewal registration for: B00000886024 / 1973-08-10
Title:	United Feature comics. Vol. 34, no. 33.

Registration Number / Date:
RE0000848810 / 2001-03-09
Renewal registration for: B00000886023 / 1973-08-17
Title:	United Feature comics. Vol. 34, no. 34.

Registration Number / Date:
RE0000848809 / 2001-03-09
Renewal registration for: B00000886022 / 1973-08-24
Title:	United Feature comics. Vol. 34, no. 35.

Registration Number / Date:
RE0000848808 / 2001-03-09
Renewal registration for: B00000886021 / 1973-08-31
Title:	United Feature comics. Vol. 34, no. 36.

Registration Number / Date:
RE0000848830 / 2001-03-09
Renewal registration for: B00000905298 / 1973-09-07
Title:	United Feature comics. Vol. 34, no. 37.

Registration Number / Date:
RE0000848829 / 2001-03-09
Renewal registration for: B00000905297 / 1973-09-14
Title:	United Feature comics. Vol. 34, no. 38.

Registration Number / Date:
RE0000848828 / 2001-03-09
Renewal registration for: B00000905296 / 1973-09-21
Title:	United Feature comics. Vol. 34, no. 39.

Registration Number / Date:
RE0000848783 / 2001-03-09
Renewal registration for: B00000828010 / 1973-01-19
Title:	United Feature comics. Vol. 34, no. 4.

Registration Number / Date:
RE0000848827 / 2001-03-09
Renewal registration for: B00000905295 / 1973-09-28
Title:	United Feature comics. Vol. 34, no. 40.

Registration Number / Date:
RE0000848813 / 2001-03-09
Renewal registration for: B00000886137 / 1973-10-05
Title:	United Feature comics. Vol. 34, no. 41.

Registration Number / Date:
RE0000848815 / 2001-03-09
Renewal registration for: B00000886139 / 1973-10-12
Title:	United Feature comics. Vol. 34, no. 42.

Registration Number / Date:
RE0000848814 / 2001-03-09
Renewal registration for: B00000886138 / 1973-10-19
Title:	United Feature comics. Vol. 34, no. 43.

Registration Number / Date:
RE0000848816 / 2001-03-09
Renewal registration for: B00000886140 / 1973-10-26
Title:	United Feature comics. Vol. 34, no. 44.

Registration Number / Date:
RE0000848821 / 2001-03-09
Renewal registration for: B00000899608 / 1973-11-02
Title:	United Feature comics. Vol. 34, no. 45.

Registration Number / Date:
RE0000848820 / 2001-03-09
Renewal registration for: B00000899607 / 1973-11-09
Title:	United Feature comics. Vol. 34, no. 46.

Registration Number / Date:
RE0000848819 / 2001-03-09
Renewal registration for: B00000899606 / 1973-11-16
Title:	United Feature comics. Vol. 34, no. 47.

Registration Number / Date:
RE0000848818 / 2001-03-09
Renewal registration for: B00000899605 / 1973-11-23
Title:	United Feature comics. Vol. 34, no. 48.

Registration Number / Date:
RE0000848817 / 2001-03-09
Renewal registration for: B00000899604 / 1973-11-30
Title:	United Feature comics. Vol. 34, no. 49.

Registration Number / Date:
RE0000848782 / 2001-03-09
Renewal registration for: B00000828009 / 1973-01-26
Title:	United Feature comics. Vol. 34, no. 5.

Registration Number / Date:
RE0000848825 / 2001-03-09
Renewal registration for: B00000899612 / 1973-12-07
Title:	United Feature comics. Vol. 34, no. 50.

Registration Number / Date:
RE0000848824 / 2001-03-09
Renewal registration for: B00000899611 / 1973-12-14
Title:	United Feature comics. Vol. 34, no. 51.

Registration Number / Date:
RE0000848823 / 2001-03-09
Renewal registration for: B00000899610 / 1973-12-21
Title:	United Feature comics. Vol. 34, no. 52.

Registration Number / Date:
RE0000848822 / 2001-03-09
Renewal registration for: B00000899609 / 1973-12-28
Title:	United Feature comics. Vol. 34, no. 53.

Registration Number / Date:
RE0000848781 / 2001-03-09
Renewal registration for: B00000828008 / 1973-02-02
Title:	United Feature comics. Vol. 34, no. 6.

Registration Number / Date:
RE0000848780 / 2001-03-09
Renewal registration for: B00000828007 / 1973-02-09
Title:	United Feature comics. Vol. 34, no. 7.

Registration Number / Date:
RE0000848779 / 2001-03-09
Renewal registration for: B00000828006 / 1973-02-16
Title:	United Feature comics. Vol. 34, no. 8.

Registration Number / Date:
RE0000848778 / 2001-03-09
Renewal registration for: B00000828005 / 1973-02-23
Title:	United Feature comics. Vol. 34, no. 9.

Registration Number / Date:
PA0000405941 / 1989-01-17
Title:	You're a good man, Charlie Brown / produced by Gene Persson,
Arthur Whitelaw ; directed by Walter C. Miller; directed for the theater and adapted for television by Joseph Hardy.

Registration Number / Date:
RE0000853412 / 2002-01-04
Renewal registration for: TX0000322119 / 1973-05-15
Title:	You're not elected, Charlie Brown.

Registration Number / Date:
TX0000322119 / 1979-08-24
Supplemented by: TX0004563837 / 1997-06-20
Title:	You're not elected, Charlie Brown / Charles M. Schulz.

Registration Number / Date:
RE0000929193 / 2007-02-09
Renewal registration for: LP0000043227 / 1974-02-01
Title:	It's a mystery, Charlie Brown.

Registration Number / Date:
RE0000929194 / 2007-02-09
Renewal registration for: LP0000043627 / 1974-04-09
Title:	It's the Easter Beagle, Charlie Brown.

Registration Number / Date:
RE0000867796 / 2002-06-27
Renewal registration for: B00000907574 / 1974-01-01
Title:	United Feature comics. Vol. 35, no. 1.

Registration Number / Date:
RE0000867804 / 2002-06-27
Renewal registration for: B00000929030 / 1974-03-01
Title:	United Feature comics. Vol. 35, no. 10.

Registration Number / Date:
RE0000867805 / 2002-06-27
Renewal registration for: B00000929031 / 1974-03-08
Title:	United Feature comics. Vol. 35, no. 11.

Registration Number / Date:
RE0000867797 / 2002-06-27
Renewal registration for: B00000928996 / 1974-03-15
Title:	United Feature comics. Vol. 35, no. 12.

Registration Number / Date:
RE0000867798 / 2002-06-27
Renewal registration for: B00000928997 / 1974-03-22
Title:	United Feature comics. Vol. 35, no. 13.

Registration Number / Date:
RE0000867802 / 2002-06-27
Renewal registration for: B00000929028 / 1974-03-29
Title:	United Feature comics. Vol. 35, no. 14.

Registration Number / Date:
RE0000867811 / 2002-06-27
Renewal registration for: B00000940641 / 1974-04-05
Title:	United Feature comics. Vol. 35, no. 15.

Registration Number / Date:
RE0000867812 / 2002-06-27
Renewal registration for: B00000940642 / 1974-04-12
Title:	United Feature comics. Vol. 35, no. 16.

Registration Number / Date:
RE0000867813 / 2002-06-27
Renewal registration for: B00000940643 / 1974-04-19
Title:	United Feature comics. Vol. 35, no. 17.

Registration Number / Date:
RE0000867809 / 2002-06-27
Renewal registration for: B00000940639 / 1974-04-26
Title:	United Feature comics. Vol. 35, no. 18.

Registration Number / Date:
RE0000867810 / 2002-06-27
Renewal registration for: B00000940640 / 1974-05-03
Title:	United Feature comics. Vol. 35, no. 19.

Registration Number / Date:
RE0000867792 / 2002-06-27
Renewal registration for: B00000907570 / 1974-01-04
Title:	United Feature comics. Vol. 35, no. 2.

Registration Number / Date:
RE0000867807 / 2002-06-27
Renewal registration for: B00000940637 / 1974-05-10
Title:	United Feature comics. Vol. 35, no. 20.

Registration Number / Date:
RE0000867808 / 2002-06-27
Renewal registration for: B00000940638 / 1974-05-17
Title:	United Feature comics. Vol. 35, no. 21.

Registration Number / Date:
RE0000867806 / 2002-06-27
Renewal registration for: B00000940636 / 1974-05-24
Title:	United Feature comics. Vol. 35, no. 22.

Registration Number / Date:
RE0000867814 / 2002-06-27
Renewal registration for: B00000940644 / 1974-05-31
Title:	United Feature comics. Vol. 35, no. 23.

Registration Number / Date:
RE0000867830 / 2002-06-27
Renewal registration for: B00000964955 / 1974-06-07
Title:	United Feature comics. Vol. 35, no. 24.

Registration Number / Date:
RE0000867829 / 2002-06-27
Renewal registration for: B00000964954 / 1974-06-14
Title:	United Feature comics. Vol. 35, no. 25.

Registration Number / Date:
RE0000867828 / 2002-06-27
Renewal registration for: B00000964953 / 1974-06-21
Title:	United Feature comics. Vol. 35, no. 26.

Registration Number / Date:
RE0000867827 / 2002-06-27
Renewal registration for: B00000964952 / 1974-06-28
Title:	United Feature comics. Vol. 35, no. 27.

Registration Number / Date:
RE0000867826 / 2002-06-27
Renewal registration for: B00000964951 / 1974-07-05
Title:	United Feature comics. Vol. 35, no. 28.

Registration Number / Date:
RE0000867825 / 2002-06-27
Renewal registration for: B00000964950 / 1974-07-12
Title:	United Feature comics. Vol. 35, no. 29.

Registration Number / Date:
RE0000867793 / 2002-06-27
Renewal registration for: B00000907571 / 1974-01-11
Title:	United Feature comics. Vol. 35, no. 3.

Registration Number / Date:
RE0000867824 / 2002-06-27
Renewal registration for: B00000964949 / 1974-07-19
Title:	United Feature comics. Vol. 35, no. 30.

Registration Number / Date:
RE0000867823 / 2002-06-27
Renewal registration for: B00000964948 / 1974-07-26
Title:	United Feature comics. Vol. 35, no. 31.

Registration Number / Date:
RE0000867822 / 2002-06-27
Renewal registration for: B00000964947 / 1974-08-02
Title:	United Feature comics. Vol. 35, no. 32.

Registration Number / Date:
RE0000867821 / 2002-06-27
Renewal registration for: B00000964946 / 1974-08-09
Title:	United Feature comics. Vol. 35, no. 33.

Registration Number / Date:
RE0000867820 / 2002-06-27
Renewal registration for: B00000964945 / 1974-08-16
Title:	United Feature comics. Vol. 35, no. 34.

Registration Number / Date:
RE0000867819 / 2002-06-27
Renewal registration for: B00000964944 / 1974-08-23
Title:	United Feature comics. Vol. 35, no. 35.

Registration Number / Date:
RE0000867818 / 2002-06-27
Renewal registration for: B00000964943 / 1974-08-30
Title:	United Feature comics. Vol. 35, no. 36.

Registration Number / Date:
RE0000867817 / 2002-06-27
Renewal registration for: B00000964942 / 1974-09-06
Title:	United Feature comics. Vol. 35, no. 37.

Registration Number / Date:
RE0000867816 / 2002-06-27
Renewal registration for: B00000964941 / 1974-09-13
Title:	United Feature comics. Vol. 35, no. 38.

Registration Number / Date:
RE0000867815 / 2002-06-27
Renewal registration for: B00000964940 / 1974-09-20
Title:	United Feature comics. Vol. 35, no. 39.

Registration Number / Date:
RE0000867794 / 2002-06-27
Renewal registration for: B00000907572 / 1974-01-18
Title:	United Feature comics. Vol. 35, no. 4.

Registration Number / Date:
RE0000867831 / 2002-06-27
Renewal registration for: B00000964956 / 1974-09-27
Title:	United Feature comics. Vol. 35, no. 40.

Registration Number / Date:
RE0000867837 / 2002-06-27
Renewal registration for: B00000982375 / 1974-10-04
Title:	United Feature comics. Vol. 35, no. 41.

Registration Number / Date:
RE0000867838 / 2002-06-27
Renewal registration for: B00000982376 / 1974-10-11
Title:	United Feature comics. Vol. 35, no. 42.

Registration Number / Date:
RE0000867839 / 2002-06-27
Renewal registration for: B00000982377 / 1974-10-18
Title:	United Feature comics. Vol. 35, no. 43.

Registration Number / Date:
RE0000867840 / 2002-06-27
Renewal registration for: B00000982378 / 1974-10-25
Title:	United Feature comics. Vol. 35, no. 44.

Registration Number / Date:
TX0006351111 / 2006-04-05
Title:	It goes without saying : Peanuts at its silent best
/ by Charles M. Schulz.

Registration Number / Date:
TX0006189554 / 2005-06-27
Title:	Peanuts 2005-2006 16-month engagement calendar.

Registration Number / Date:
TX0006195472 / 2005-06-27
Title:	Peanuts 2006 day-to-day calendar.

Registration Number / Date:
TX0006185523 / 2005-06-27
Title:	Peanuts 2006 mini day-to-day calendar.

Registration Number / Date:
TX0006173848 / 2005-05-25
Title:	Peanuts 2006 mini wall calendar.

Title:	United Feature comics.
Issues Registered:	v. 67, no. 1, 2Jan05. Created 2005; Pub. 2005-01-02; Reg.
2005-01-18; TX0006115606
v. 67, no. 2, 9Jan05. Created 2005; Pub. 2005-01-09; Reg.
2005-01-27; TX0006115100
v. 67, no. 2, 16Jan05. Created 2005; Pub. 2005-01-16; Reg.
2005-02-14; TX0006125842
v. 67, no. 4, 23Jan05. Created 2005; Pub. 2005-01-23; Reg.
2005-02-14; TX0006125844
v. 67, no. 5, 30Jan05. Created 2005; Pub. 2005-01-30; Reg.
2005-02-10; TX0006119760
v. 67, no. 6, 6Feb05. Created 2005; Pub. 2005-02-06; Reg.
2005-03-01; TX0006142854

v. 67, no. 7, 13Feb05. Created 2005; Pub. 2005-02-13; Reg.
2005-03-07; TX0006149586
v. 67, no. 8, 20Feb05. Created 2005; Pub. 2005-02-20; Reg.
2005-03-25; TX0006158171
v. 67, no. 9, 27Feb05. Created 2005; Pub. 2005-02-27; Reg.
2005-03-25; TX0006158177
v. 67, no. 10, 6Mar05. Created 2005; Pub. 2005-03-06; Reg.
2005-03-25; TX0006158176
v. 67, no. 11, 13Mar05. Created 2005; Pub. 2005-03-13; Reg.
2005-03-25; TX0006158173
v. 67, no. 12, 20Mar05. Created 2005; Pub. 2005-03-20; Reg.
2005-04-11; TX0006153501
v. 67, no. 13, 27Mar05. Created 2005; Pub. 2005-03-27; Reg.
2005-04-11; TX0006152769
v. 67, no. 14, 3Apr05. Created 2005; Pub. 2005-04-03; Reg.
2005-04-11; TX0006152585
v. 67, no. 15, 10Apr05. Created 2005; Pub. 2005-04-11; Reg.
2005-04-26; TX0006167223
v. 67, no. 16, 17Apr05. Created 2005; Pub. 2005-04-17; Reg.
2005-04-26; TX0006167220
v. 67, no. 16, 24Apr05. Created 2005; Pub. 2005-04-24; Reg.
2005-05-02; TX0006216387
v. 67, no. 18, 1May05. Created 2005; Pub. 2005-05-02; Reg.
2005-05-16; TX0006177504
v. 67, no. 19, 8May05. Created 2005; Pub. 2005-05-09; Reg.
2005-06-03; TX0006185877
v. 67, no. 20, 15May05. Created 2005; Pub. 2005-05-16; Reg.
2005-06-06; TX0006201380
v. 67, no. 21, 22May05. Created 2005; Pub. 2005-05-23; Reg.
2005-06-03; TX0006190596
v. 67, no. 22, 29May05. Created 2005; Pub. 2005-05-30; Reg.
2005-06-10; TX0006177500
v. 67, no. 23, 5Jun05. Created 2005; Pub. 2005-06-06; Reg.
2005-06-21; TX0006189185
v. 67, no. 24, 12Jun05. Created 2005; Pub. 2005-06-13; Reg.
2005-06-22; TX0006193054
v. 67, no. 24, 19Jun05. Created 2005; Pub. 2005-06-20; Reg.
2005-07-22; TX0006202417

v. 67, no. 25, 26Jun05. Created 2005; Pub. 2005-06-27; Reg.
2005-07-22; TX0006202411
v. 67, no. 27, 3Jul05. Created 2005; Pub. 2005-07-04; Reg.
2005-07-22; TX0006202414
v. 67, no. 28, 10Jul05. Created 2005; Pub. 2005-07-11; Reg.
2005-07-22; TX0006202416
v. 67, no. 17Jul05. Created 2005; Pub. 2005-07-17; Reg.
2005-07-28; TX0006202565
v. 67, no. 29, 17Jul05. Created 2005; Pub. 2005-07-18; Reg.
2005-07-22; TX0006202410
v. 67, no. 30, 24Jul05. Created 2005; Pub. 2005-07-25; Reg.
2005-08-05; TX0006233540
v. 67, no. 31, 31Jul05. Created 2005; Pub. 2005-08-01; Reg.
2005-09-30; TX0006241238
v. 67, no. 32, 7Aug05. Created 2005; Pub. 2005-08-08; Reg.
2005-09-29; TX0006241770
v. 67, no. 33, 14Aug05. Created 2005; Pub. 2005-08-15; Reg.
2005-09-30; TX0006211067
v. 67, no. 34, 21Aug05. Created 2005; Pub. 2005-08-22; Reg.
2005-09-29; TX0006241816
v. 67, no. 35, 28Aug05. Created 2005; Pub. 2005-08-29; Reg.
2005-09-19; TX0006222486
v. 67, no. 36, 4Sep05. Created 2005; Pub. 2005-09-05; Reg.
2005-09-16; TX0006237696
v. 67, no. 37, 11Sep05. Created 2005; Pub. 2005-09-12; Reg.
2005-10-03; TX0006241875
v. 67, no. 38, 18Sep05. Created 2005; Pub. 2005-09-19; Reg.
2005-10-03; TX0006241876
v. 67, no. 39, 25Sep05. Created 2005; Pub. 2005-09-26; Reg.
2005-10-03; TX0006241874
v. 67, no. 40, 2Oct05. Created 2005; Pub. 2005-10-03; Reg.
2005-10-18; TX0006242559
v. 67, no. 41, 9Oct05. Created 2005; Pub. 2005-10-10; Reg.
2006-11-09; TX0006502831
v. 67, no. 42, 16Oct05. Created 2005; Pub. 2005-10-17; Reg.
2007-02-14; TX0006544964
v. 67, no. 43, 23Oct05. Created 2005; Pub. 2005-10-24; Reg.
2005-11-07; TX0006348401

v. 67, no. 44, 30Oct05. Created 2005; Pub. 2005-10-31; Reg.
2005-12-13; TX0006296284
v. 67, no. 45, 6Nov05. Created 2005; Pub. 2005-11-07; Reg.
2005-11-16; TX0006267075
v. 67, no. 46, 13Nov05. Created 2005; Pub. 2005-11-14; Reg.
2005-12-12; TX0006428115
v. 67, no. 47, 20Nov05. Created 2005; Pub. 2005-11-21; Reg.
2005-12-12; TX0006293115
v. 67, no. 48, 27Nov05. Created 2005; Pub. 2005-11-28; Reg.
2005-12-21; TX0006339950
v. 67, no. 49, 4Dec05. Created 2005; Pub. 2005-12-05; Reg.
2005-12-21; TX0006296273
v. 67, no. 50, 11Dec05. Created 2005; Pub. 2005-12-12; Reg.
2005-12-30; TX0006296840
v. 67, no. 51, 18Dec05. Created 2005; Pub. 2005-12-19; Reg.
2006-01-13; TX0006315164
v. 67, no. 52, 25Dec05. Created 2005; Pub. 2005-12-26; Reg.
2006-01-20; TX0006315162

Registration Number / Date:
TX0006317695 / 2005-11-09
Title:	Woodstock : a bird's-eye view.

Registration Number / Date:
PA0001353728 / 2007-01-22
Title:	HE'S A BULLY, CHARLIE BROWN.

Registration Number / Date:
TX0006399926 / 2006-07-17
Title:	It's off to camp, Charlie Brown.

Registration Number / Date:
TX0006517365 / 2007-01-29
Title:	It's the great pumpkin, Charlie Brown.

Registration Number / Date:
TX0006503484 / 2007-01-29
Title:	The many faces of Snoopy.

Registration Number / Date:
TX0006350150 / 2006-05-17
Title:	Peanuts 2006-2007 16-month engagement calendar.

Registration Number / Date:
TX0006378858 / 2006-06-08
Title:	Peanuts 2007 day-to-day calendar.

Registration Number / Date:
TX0006376354 / 2006-06-08
Title:	Peanuts 2007 mini day-to-day calendar.

Registration Number / Date:
TX0006413436 / 2006-08-08
Title:	Peanuts 2007 mini wall calendar.

Registration Number / Date:
TX0006404688 / 2006-07-17
Title:	Peanuts all-stars.

Registration Number / Date:
TX0006522564 / 2007-01-29
Title:	Peanuts lunchtime cookbook.

Registration Number / Date:
TX0006308417 / 2006-02-06
Title:	A Peanuts valentine : Peanuts.

Title:	United Feature comics.
Issues Registered:	v. 68, no. 2, 1Jan06. Created 2006; Pub. 2006-01-02; Reg.
2006-02-13; TX0006301470
v. 68, no. 2, 8Jan06. Created 2006; Pub. 2006-01-09; Reg.
2006-02-13; TX0006312928
v. 68, no. 3, 15Jan06. Created 2006; Pub. 2006-01-16; Reg.
2006-02-13; TX0006301474
v. 68, no. 4, 22Jan06. Created 2006; Pub. 2006-01-23; Reg.
2006-02-13; TX0006301475
v. 68, no. 5, 29Jan06. Created 2006; Pub. 2006-01-30; Reg.
2006-02-13; TX0006301472
v. 68, no. 6, 5Feb06. Created 2006; Pub. 2006-02-06; Reg.
2006-02-17; TX0006318848
v. 68, no. 7, 12Feb06. Created 2006; Pub. 2006-02-13; Reg.
2006-03-06; TX0006337478
v. 68, no. 8, 20Feb06. Created 2006; Pub. 2006-02-20; Reg.
2006-03-23; TX0006340766
v. 68, no. 9, 26Feb06. Created 2006; Pub. 2006-02-27; Reg.
2006-03-23; TX0006340765
v. 68, no. 10, 5Mar06. Created 2006; Pub. 2006-03-06; Reg.
2006-03-22; TX0006340057
v. 68, no. 11, 12Mar06. Created 2006; Pub. 2006-03-13; Reg.
2006-03-30; TX0006365039
v. 68, no. 12, 19Mar06. Created 2006; Pub. 2006-03-20; Reg.
2006-03-31; TX0006339294
v. 68, no. 13, 26Mar06. Created 2006; Pub. 2006-03-27; Reg.
2006-04-10; TX0006369162
v. 68, no. 14, 2Apr06. Created 2006; Pub. 2006-04-03; Reg.
2006-04-10; TX0006369160
v. 68, no. 15, 9Apr06. Created 2006; Pub. 2006-04-10; Reg.
2006-05-08; TX0006365063
v. 68, no. 16, 16Apr06. Created 2006; Pub. 2006-04-17; Reg.
2006-05-08; TX0006365065
v. 68, no. 17, 23Apr06. Created 2006; Pub. 2006-04-24; Reg.
2006-05-24; TX0006369135
v. 68, no. 18, 30Apr06. Created 2006; Pub. 2006-05-01; Reg.
2006-05-22; TX0006369138
v. 68, no. 19, 7May06. Created 2006; Pub. 2006-05-08; Reg.
2006-05-23; TX0006362929

v. 68, no. 20, 14May06. Created 2006; Pub. 2006-05-15; Reg.
2006-07-17; TX0006398327
v. 68, no. 21, 21May06. Created 2006; Pub. 2006-05-22; Reg.
2006-07-17; TX0006398325
v. 68, no. 22, 28May06. Created 2006; Pub. 2006-05-29; Reg.
2006-06-30; TX0006419748
v. 68, no. 23, 4Jun06. Created 2006; Pub. 2006-06-05; Reg.
2006-06-30; TX0006419745
v. 68, no. 24, 11Jun06. Created 2006; Pub. 2006-06-12; Reg.
2006-06-30; TX0006419742
v. 68, no. 25, 18Jun06. Created 2006; Pub. 2006-06-19; Reg.
2006-06-30; TX0006419746
v. 68, no. 26, 25Jun06. Created 2006; Pub. 2006-06-26; Reg.
2006-06-30; TX0006412452
v. 68, no. 27, 2Jul06. Created 2006; Pub. 2006-07-03; Reg.
2006-08-01; TX0006420543
v. 68, no. 28, 9Jul06. Created 2006; Pub. 2006-07-10; Reg.
2006-07-31; TX0006423172
v. 68, no. 29, 16Jul06. Created 2006; Pub. 2006-07-17; Reg.
2006-07-31; TX0006425450
v. 68, no. 30, 23Jul06. Created 2006; Pub. 2006-07-24; Reg.
2006-07-31; TX0006423174
v. 68, no. 31, 30Jul06. Created 2006; Pub. 2006-07-31; Reg.
2006-08-14; TX0006495804
v. 68, no. 32, 6Aug06. Created 2006; Pub. 2006-08-07; Reg.
2006-08-14; TX0006495803
v. 68, no. 33, 13Aug06. Created 2006; Pub. 2006-08-14; Reg.
2006-09-07; TX0006433766
v. 68, no. 34, 20Aug06. Created 2006; Pub. 2006-08-21; Reg.
2006-09-07; TX0006433764
v. 68, no. 35, week of 27Aug06. Created 2006; Pub.
2006-08-28; Reg. 2006-06-07; TX0006484460
v. 68, no. 36, 3Sep06. Created 2006; Pub. 2006-09-04; Reg.
2006-11-06; TX0006484434
v. 68, no. 37, 10Sep06. Created 2006; Pub. 2006-09-11; Reg.
2006-10-02; TX0006438786
v. 68, no. 38, 17Sep06. Created 2006; Pub. 2006-09-18; Reg.
2006-10-02; TX0006438780

v. 68, no. 39, 24Sep06. Created 2006; Pub. 2006-09-25; Reg.
2006-10-23; TX0006465881
v. 68, no. 40, 1Oct06. Created 2006; Pub. 2006-10-02; Reg.
2006-10-23; TX0006465879
v. 68, no. 41, 8Oct06. Created 2006; Pub. 2006-10-09; Reg.
2006-11-29; TX0006491829
v. 68, no. 42, 15Oct06. Created 2006; Pub. 2006-10-16; Reg.
2006-11-29; TX0006491831
v. 68, no. 43, 22Oct06. Created 2006; Pub. 2006-10-19; Reg.
2007-01-08; TX0006501897
v. 68, no. 44, 29Oct06. Created 2006; Pub. 2006-10-26; Reg.
2006-12-18; TX0006498673
v. 68, no. 44, 29Oct06. Created 2006; Pub. 2006-10-26; Reg.
2007-01-08; TX0006502148
v. 68, no. 45, 5Nov06. Created 2006; Pub. 2006-11-03; Reg.
2006-11-29; TX0006493997
v. 68, no. 46, 12Nov06. Created 2OO6; Pub. 2006-11-10; Reg.
2006-11-29; TX0006493999
v. 68, no. 47, 19Nov06. Created 2006; Pub. 2006-11-16; Reg.
2006-12-18; TX0006498674
v. 68, no. 48, 26Nov06. Created 2006; Pub. 2006-11-28; Reg.
2007-01-08; TX0006512169
v. 68, no. 49, 3Dec06. Created 2006; Pub. 2006-12-01; Reg.
2006-12-27; TX0006501811
v. 68, no. 50, 10Dec06. Created 2006; Pub. 2006-12-07; Reg.
2006-12-27; TX0006501810
v. 68, no. 50, 10Dec06. Created 2006; Pub. 2006-12-07; Reg.
2006-12-18; TX0006498675
v. 68, no. 51, 17Dec06. Created 2006; Pub. 2006-12-14; Reg.
2006-12-18; TX0006497533
v. 68, no. 52, 24Dec06. Created 2006; Pub. 2006-12-21; Reg.
2007-01-08; TX0006504616

Title:	United Feature comics.
Issues Registered:

v. 68, no. 45, 5Nov06. Claimant: United Feature Syndicate, Inc. (C.O.
correspondence) Created 2006; Pub. 2006-11-03; Reg. 2006-12-11;
TX0006625682

v. 68, no. 46, 12Nov06. Claimant: United Feature Syndicate,Inc. (C.O.
correspondence) Created 2006; Pub. 2006-11-10; Reg. 2006-12-11;
TX0006625683

Registration Number / Date:
TX0007009758 / 2008-02-11
Title:	Be My Valentine, Charlie Brown.

Registration Number / Date:
TX0006856414 / 2008-02-05
Title:	Be My Valentine, Charlie Brown.

Registration Number / Date:
TX0006576369 / 2007-04-23
Title:	The dirt of on pigpen.

Registration Number / Date:
TX0006882111 / 2007-10-10
Title:	It's the Great Pumpkin, Charlie Brown.

Registration Number / Date:
TX0006515221 / 2007-01-29
Title:	It's your first crush, Charlie Brown!

Registration Number / Date:
TX0006599450 / 2007-07-05
Title:	Peanuts : 2008 day-to-day calendar.

Registration Number / Date:
TX0006604777 / 2007-07-05
Title:	Peanuts : 2008 mini day-to-day calendar.

Registration Number / Date:
TX0006606247 / 2007-07-25
Title:	Peanut's 2008 mini wall calendar.

Registration Number / Date:
TX0006987819 / 2007-11-16
Title:	Peanuts: A Charlie Brown Christmas.

Registration Number / Date:
TX0006870261 / 2008-06-25
Title:	Peanuts: A Charlie Brown Christmas.

Registration Number / Date:
TX0007063177 / 2008-06-30
Title:	PLAY IT AGAIN, SCHROEDER!

Registration Number / Date:
TX0006921296 / 2007-12-07
Title:	UNITED FEATURE COMICS.

Registration Number / Date:
TX0006921292 / 2007-12-07
Title:	UNITED FEATURE COMICS.

Title:	United Feature comics.
Issues Registered:	v. 69, no. 1, 31Dec06. Claimant: United Feature Syndicate,
Inc. (employer for hire) Created 2007; Pub. 2007-01-04;
Reg. 2007-01-16; TX0006513416

v. 69, no. 2, 7Jan07. Claimant: United Feature Syndicate,
Inc. (employer for hire) CO correspondence;
Created 2007; Pub. 2007-01-05; Reg. 2007-01-25; TX0006575008

v. 69, no. 3, 14Jan07. Claimant: United Feature Syndicate,
Inc. (employer for hire) Created 2007; Pub. 2007- 01-11;
Reg. 2007-01-22; TX0006513030

v. 69, no. 5, 28Jan07. Claimant: United Feature Syndicate,
Inc. (employer for hire) Created 2007; Pub. 2007-01-24;
Reg. 2007-01-31; TX0006512943

v. 69, no. 6, 4Feb07. Claimant: United Feature Syndicate,
Inc. (employer for hire) Created 2007; Pub. 2007-02-01;
Reg. 2007-02-09; TX0006513877

v. 69, no. 7, 11Feb07. Claimant: United Features Syndicate,
Inc. (employer for hire) Created 2007; Pub. 2007-02-08;
Reg. 2007-02-21; TX0006537829

v. 69, no. 8, 18Feb07. Claimant: United Feature Syndicate,
Inc. (employer for hire) Created 2007; Pub. 2007-02-14;
Reg. 2007-02-27; TX0006518174

v. 69, no. 9, 25Feb07. Claimant: United Features Syndicate,
Inc. (emploeyr for hire) Created 2007; Pub. 2007-02-23;
Reg. 2007-03-02; TX0006549580

v. 69, no. 10, 4Mar07. Created 2007; Pub. 2007-03-01; Reg.
2007-03-15; TX0006546813

v. 69, no. 11, 11Mar07. Created 2007; Pub. 2007-03-09; Reg.
2007-03-19; TX0006542949

v. 69, no. 13, 25Mar07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-03-23; Reg. 2007-04-03; TX0006559392

v. 69, no. 14, 1Apr07. Claimant: United Features Syndicate,
Inc. (employer for hire) Created not given on
application; Pub. 2007-03-30; Reg. 2007-04-10;
TX0006555307

v. 69, no. 15, 8Apr07. Claimant: United Features Syndicate,
Inc. (employer for hire) Created 2007; Pub. 2007-04-05;
Reg. 2007-04-10; TX0006559138

v. 69, no. 16, 15Apr07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-04-12; Reg. 2007-04-23; TX0006563514

v. 69, no. 17, 22Apr07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-04-20; Reg. 2007-05-02; TX0006569013

v. 69, no. 18, 18Mar07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-03-15; Reg. 2007-04-04; TX0006566952

v. 69, no. 18, 29Apr07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-04-26; Reg. 2007-10-01; TX0006852459

v. 69, no. 19, 6May07. Claimant: United Features Syndicate,
Inc. (employer for hire) Created 2007; Pub. 2007-05-04;
Reg. 2007-10-22; TX0006852786

v. 69, no. 20, 13May07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-05-10; Reg. 2007-09-28; TX0006856162

v. 69, no. 21, 20May07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-05-16; Reg. 2007-09-24; TX0006843625

v. 69, no. 22, 27May07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-05-24; Reg. 2007-10-22; TX0006852821

v. 69, no. 23, 3Jun07. Claimant: United Features Syndicate,
Inc. (employer for hire) Created 2007; Pub. 2007-05-31;
Reg. 2007-09-24; TX0006843634

v. 69, no. 26, week of 24Jun07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-06-22; Reg. 2007-10-01; TX0006852467

v. 69, no. 27, week of 1Jul07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-06-29; Reg. 2007-09-24; TX0006843613

v. 69, no. 28, 8Jul07. Created 2007; Pub. 2007-07-06 Reg.
2007-09-28; TX0006862487

v. 69, no. 29, 15Jul07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-07-13; Reg. 2007-09-28; TX0006856152

v. 69, no. 30, 22Jul07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-07-19; Reg. 2007-09-28; TX0006862710

v. 69, no. 31, 29Jul07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-07-26; Reg. 2007-09-28; TX0006870464

v. 69, no. 32, 5Aug07. Claimant: United Features Syndicate,
Inc. (employer for hire) Created 2007; Pub. 2007-08-07;
Reg. 2007-09-28; TX0006842981

v. 69, no. 33, 12Aug07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-08-09; Reg. 2007-09-28; TX0006864195

v. 69, no. 34, 19Aug07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-08-16; Reg. 2007-09-28; TX0006864155

v. 69, no. 35, 26Aug07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-08-23; Reg. 2007-09-28; TX0006842945

v. 69, no. 36, 2Sep07. Created 2007; Pub. 2007-08-30; Reg.
2007-09-28; TX0006862507

v. 69, no. 37, 10Sep07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-09-07; Reg. 2007-09-28; TX0006862726

v. 69, no. 39, 16Sep07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-09-14; Reg. 2007-09-28; TX0006862523

v. 69, no. 40, 23Sep07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-09-20; Reg. 2007-10-22; TX0006852796

v. 69, no. 41, 30Sep07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-09-26; Reg. 2007-10-22; TX0006849450

v. 69, no. 42, week of 7Oct07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-10-03; Reg. 2007-10-16; TX0006886573

v. 69, no. 43, week of 14Oct07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-10-10; Reg. 2007-10-16; TX0006886588

v. 69, no. 45, 28Oct07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created 2007; Pub.
2007-10-25; Reg. 2007-10-29; TX0006893094

v. 69, no. 50, 2Dec07. Claimant: United Features Syndicate,
Inc. (employer for hire) Created not given on appl.;
Pub. 2007-11-30; Reg. 2007-12-07; TX0006932249

v. 69, no. 51, 9Dec07. Claimant: United Features Syndicate,
Inc. (employer for hire) Created 2007; Pub. 2007-12-06;
Reg. 2007-12-20; TX0006942482

v. 69, no. 52, 16Dec07. Claimant: United Features
Syndicate, Inc. (employer for hire) Created not given on
appl.; Pub. 2007-12-13; Reg. 2007-12-20; TX0006932079

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Title:	UNITED FEATURE COMICS. [Published: 2007-06-08.

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Title:	UNITED FEATURE COMICS. [Published: 2007-10-31.

Title:	UNITED FEATURE COMICS V. 69 N.49 D. Week of Nov. 25, 2007.
Issues Registered:	vol. 69, no. 49, Week Of Nov. 25, 2007. Created
2007; Pub. 2007-11-28. Reg. 2007-12-07; TX0006924817

Type of Work:	Serial
Registration Number / Date:
TX0006843607 / 2007-09-24
Title:	UNITED FEATURE COMICS, Vol 69, No 25, Week of June 17, 2007.

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TX0006843625 / 2007-09-24
Title:	UNITED FEATURE COMICS; Volume 69 Number 21 Date on copies Week of May 20, 2007.

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Title:	UNITED FEATURE COMICS, Volume 69, Number 23, Date on copies WEEK OF JUNE 3, 2007.

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Title:	UNITED FEATURE COMICS; VOLUME 69, NUMBER 41, DATE ON COPIES 9-30-2007.

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TX0006902040 / 2008-10-10
Title:	A Charlie Brown Thanksgiving.

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TX0006931898 / 2008-10-09
Title:	It's The Great Pumpkin, Charlie Brown.

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TX0006922292 / 2008-12-12
Title:	Peanuts 2009 Desk Calendar.

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TX0006875660 / 2008-08-14
Title:	PEANUTS 2009 DTD Calendar.

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TX0006907581 / 2008-08-21
Title:	PEANUTS 2009 Mini DTD Calendar.

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TX0006886082 / 2008-11-17
Title:	Peanuts, A Charlie Brown Christmas.

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TX0006840334 / 2008-03-03
Title:	Peanuts: It's the Easter Beagle Charlie Brown.

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TX0006906784 / 2008-09-16
Title:	Peanuts: Linus Learns to Share.

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TX0006845749 / 2008-03-20
Title:	Peanuts: Snoopy at the Bat.

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TX0006877726 / 2008-04-08
Title:	Peanuts: The Grand Piano Book.

Registration Number / Date:
TX0006855159 / 2008-04-10
Title:	Peanuts: Where is Woodstock?

Title:	United Feature comics.
Issues Registered:

v. 70, no. 1, 6Jan08. Claimant: United Features Syndicate,Inc.
(employer for hire) Created 2008; Pub. 2008-01-03; Reg. 2008-01-09;
TX0006899749

v. 70, no. 2, 13Jan08. Claimant: United Features Syndicate, Inc.
(employer for hire) Created 2008; Pub. 2008-01-10; Reg. 2008-01-09;
TX0006899719

v. 70, no. 9, 2Mar08. Claimant: United Features Syndicate, Inc.
(employer for hire) Created not given on appl.; Pub. 2008-02-27; Reg.
2008-03-12; TX0006977700

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TX0007024993 / 2008-03-12
Title:	UNITED FEATURE COMICS. [Published: 2008-02-14.

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TX0007047759 / 2008-07-17
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Title:	UNITED FEATURE COMICS. [Published: 2008-10-09.

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TX0006899719 / 2008-01-16
Title:	UNITED FEATURE COMICS V: 70, N: 2, WEEK OF JAN. 13, 2008.

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Title:	UNITED FEATURE COMICS, vol. 70, no. 1, week of Jan. 6, 2008.

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TX0006957649 / 2009-02-03
Title:	Peanuts: The Easter Beagle Egg Hunt.

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TX0006970992 / 2009-04-28
Title:	Peanuts: You Can Be Anything!

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TX0007057476 / 2009-03-20
Title:	UNITED FEATURE COMICS : 11. [Published: 2009-03-06.
Issue: vol. 71, no. 11, Week of March 15, 2009]

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TX0007058494 / 2009-03-25
Title:	UNITED FEATURE COMICS. [Published: 2009-03-16.

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Title:	UNITED FEATURE COMICS. [Published: 2009-03-27.

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RE0000867832 / 2002-06-27
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Title:	United Feature comics. Vol. 35, no. 45.

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Title:	United Feature comics. Vol. 35, no. 8.

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Title:	United Feature comics. Vol. 35, no. 9.

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Title:	Be my valentine, Charlie Brown.

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TX0004529712 / 1997-07-31
Supplement to: A00000694762 / 1975
Title:	Peanuts jubilee. By Charles M. Schulz.

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Title:	United Feature comics. Vol. 36, no. 1, Jan. 1, 1975.

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RE0000889558 / 2003-12-22
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Title:	United Feature comics. Vol. 36, no. 10, Feb. 28, 1975.

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Title:	United Feature comics. Vol. 36, no. 11, Mar. 7, 1975.

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Title:	United Feature comics. Vol. 36, no. 13, Mar. 21, 1975.

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Title:	United Feature comics. Vol. 36, no. 14, Mar. 28, 1975.

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Title:	United Feature comics. Vol. 36, no. 15.

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Title:	United Feature comics. Vol. 36, no. 16, Apr. 11, 1975.

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Title:	United Feature comics. Vol. 36, no. 17, Apr. 18, 1975.

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Title:	United Feature comics. Vol. 36, no. 18, Apr. 25, 1975.

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Renewal registration for: B00000047585 / 1975-05-02
Title:	United Feature comics. Vol. 36, no. 19, May 2, 1975.

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Renewal registration for: B00000002967 / 1975-01-03
Title:	United Feature comics. Vol. 36, no. 2, Jan. 3, 1975.

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Renewal registration for: B00000047596 / 1975-05-09
Title:	United Feature comics. Vol. 36, no. 20.

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Renewal registration for: B00000047595 / 1975-05-16
Title:	United Feature comics. Vol. 36, no. 21.

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Title:	United Feature comics. Vol. 36, no. 22.

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Title:	United Feature comics. Vol. 36, no. 23.

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Title:	United Feature comics. Vol. 36, no. 24.

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Title:	United Feature comics. Vol. 36, no. 25.

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Title:	United Feature comics. Vol. 36, no. 26.

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Renewal registration for: B00000047589 / 1975-06-27
Title:	United Feature comics. Vol. 36, no. 27.

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Renewal registration for: B00000047588 / 1975-07-04
Title:	United Feature comics. Vol. 36, no. 28.

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Title:	United Feature comics. Vol. 36, no. 29.

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Title:	United Feature comics. Vol. 36, no. 3, Jan. 10, 1975.

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Renewal registration for: B00000047586 / 1975-07-18
Title:	United Feature comics. Vol. 36, no. 30, July 18, 1975.

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Title:	United Feature comics. Vol. 36, no. 31.

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Title:	United Feature comics. Vol. 36, no. 32.

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Title:	United Feature comics. Vol. 36, no. 33.

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Title:	United Feature comics. Vol. 36, no. 34.

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Title:	United Feature comics. Vol. 36, no. 35.

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RE0000889593 / 2003-12-22
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Title:	United Feature comics. Vol. 36, no. 36.

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Title:	United Feature comics. Vol. 36, no. 37.

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Title:	United Feature comics. Vol. 36, no. 38.

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Renewal registration for: B00000066547 / 1975-09-19
Title:	United Feature comics. Vol. 36, no. 39.

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RE0000889564 / 2003-12-22
Renewal registration for: B00000002965 / 1975-01-17
Title:	United Feature comics. Vol. 36, no. 4, Jan. 17, 1975.

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Renewal registration for: B00000066548 / 1975-09-26
Title:	United Feature comics. Vol. 36, no. 40.

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Title:	United Feature comics. Vol. 36, no. 41.

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Title:	United Feature comics. Vol. 36, no. 42.

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Title:	United Feature comics. Vol. 36, no. 43.

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Title:	United Feature comics. Vol. 36, no. 44.

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Renewal registration for: B00000079000 / 1975-10-31
Title:	United Feature comics. Vol. 36, no. 45.

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Renewal registration for: B00000079001 / 1975-11-07
Title:	United Feature comics. Vol. 36, no. 46.

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Renewal registration for: B00000079002 / 1975-11-14
Title:	United feature comics. Vol. 36, no. 47.

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Renewal registration for: B00000078994 / 1975-11-21
Title:	United Feature comics. Vol. 36, no. 48.

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Renewal registration for: B00000078995 / 1975-11-28
Title:	United Feature comics. Vol. 36, no. 49.

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Renewal registration for: B00000002964 / 1975-01-24
Title:	United Feature comics. Vol. 36, no. 5, Jan. 24, 1975.

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Title:	United Feature comics. Vol. 36, no. 50.

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Title:	United Feature comics. Vol. 36, no. 51.

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Renewal registration for: B00000083556 / 1975-12-19
Title:	United Feature comics. Vol. 36, no. 52.

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Renewal registration for: B00000083557 / 1975-12-26
Title:	United Feature comics. Vol. 36, no. 53.

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Title:	United Feature comics. Vol. 36, no. 6, Jan. 31, 1975.

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Renewal registration for: B00000002962 / 1975-02-07
Title:	United Feature comics. Vol. 36, no. 7, Feb. 7, 1975.

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Renewal registration for: B00000002961 / 1975-02-14
Title:	United Feature comics. Vol. 36, no. 8, Feb. 14, 1975.

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Renewal registration for: B00000002960 / 1975-02-21
Title:	United Feature comics. Vol. 36, no. 9, Feb. 21, 1975.

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RE0000929196 / 2007-02-09
Renewal registration for: LP0000045094 / 1975-10-28
Title:	You're a good sport, Charlie Brown.

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RE0000905635 / 2004-12-10
Renewal registration for: A00000737590 / 1976-01-16
Title:	Be my Valentine, Charlie Brown. By Random House, Inc.

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Renewal registration for: LP0000046365 / 1976-03-16
Title:	It's Arbor Day, Charlie Brown.

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RE0000925293 / 2005-12-27
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Title:	Charlie Brown Christmas / by Random House, Inc.

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Renewal registration for: A00000915752 / 1977-09-12
Title:	Charlie Brown second super book of questions and answers about the earth and space, from plants to planets! / by Random House, Inc.

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Renewal registration for: A00000916035 / 1977-10-13
Title:	Hooray for you, Charlie Brown / by Random House, Inc.

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Renewal registration for: TX0000091149 / 1977-10-13
Title:	It's another holiday, Charlie Brown / by Random House, Inc.

Registration Number / Date:
TX0000091149 / 1978-08-08
Title:	It's another holiday, Charlie Brown / Charles M. Schulz.

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Renewal registration for: A00000888646 / 1977-04-05
Title:	It's arbor day Charlie Brown / by Random House, Inc.

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Renewal registration for: LP0000049901 / 1977-10-24
Title:	It's your first kiss, Charlie Brown.

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RE0000929321 / 2007-04-02
Renewal registration for: LP0000049225 / 1977-05-25
Title:	Race for your life, Charlie Brown! Photoplay: Lee
Mendelson-Bill Melendez.

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TX0000203957 / 1979-02-14
Title:	Sandlot Peanuts / Charles M. Schulz ; with an introd. by Joe Garagiola.

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PAu000353930 / 1981-10-23
Supplement to: DU0000105315 / 1977
Title:	Snoopy! By Arthur Whitelaw, Michael L. Grace & Warren Lockhart.

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RE0000921613 / 2005-09-20
Renewal registration for: B00000188548 / 1977-01-07
Title:	United Feature comics. Vol. 38, no. 1.

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Renewal registration for: B00000214707 / 1977-03-11
Title:	United Feature comics. Vol. 38, no. 10.

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Renewal registration for: B00000214706 / 1977-03-18
Title:	United Feature comics. Vol. 38, no. 11.

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Renewal registration for: B00000214705 / 1977-03-25
Title:	United Feature comics. Vol. 38, no. 12.

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Renewal registration for: B00000214916 / 1977-04-01
Title:	United Feature comics. Vol. 38, no. 13.

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Renewal registration for: B00000214917 / 1977-04-08
Title:	United Feature comics. Vol. 38, no. 14.

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Renewal registration for: B00000214918 / 1977-04-15
Title:	United Feature comics. Vol. 38, no. 15.

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Renewal registration for: B00000214915 / 1977-04-22
Title:	United Feature comics. Vol. 38, no. 16.

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Renewal registration for: B00000214914 / 1977-04-29
Title:	United Feature comics. Vol. 38, no. 17.

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Renewal registration for: B00000222341 / 1977-05-06
Title:	United Feature comics. Vol. 38, no. 18.

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Renewal registration for: B00000222342 / 1977-05-13
Title:	United Feature comics. Vol. 38, no. 19.

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Renewal registration for: B00000188547 / 1977-01-14
Title:	United Feature comics. Vol. 38, no. 2.

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Renewal registration for: B00000222343 / 1977-05-20
Title:	United Feature comics. Vol. 38, no. 20.

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Renewal registration for: B00000222344 / 1977-05-27
Title:	United Feature comics. Vol. 38, no. 21.

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Renewal registration for: B00000236088 / 1977-06-03
Title:	United Feature comics. Vol. 38, no. 22.

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Renewal registration for: B00000236087 / 1977-06-10
Title:	United Feature comics. Vol. 38, no. 23.

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Renewal registration for: B00000236086 / 1977-06-17
Title:	United Feature comics. Vol. 38, no. 24.

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Renewal registration for: B00000236085 / 1977-06-24
Title:	United Feature comics. Vol. 38, no. 25.

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Renewal registration for: B00000245751 / 1977-07-01
Title:	United Feature comics. Vol. 38, no. 26.

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Renewal registration for: B00000245752 / 1977-07-08
Title:	United Feature comics. Vol. 38, no. 27.

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Renewal registration for: B00000245753 / 1977-07-15
Title:	United Feature comics. Vol. 38, no. 28.

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Renewal registration for: B00000245750 / 1977-07-22
Title:	United Feature comics. Vol. 38, no. 29.

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Renewal registration for: B00000188549 / 1977-01-21
Title:	United Feature comics. Vol. 38, no. 3.

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Renewal registration for: B00000245749 / 1977-07-29
Title:	United Feature comics. Vol. 38, no. 30.

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Renewal registration for: B00000251160 / 1977-08-05
Title:	United Feature comics. Vol. 38, no. 31.

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Renewal registration for: B00000251159 / 1977-08-12
Title:	United Feature comics. Vol. 38, no. 32.

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Title:	United Feature comics. Vol. 38, no. 33.

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RE0000921642 / 2005-09-20
Renewal registration for: B00000251157 / 1977-08-26
Title:	United Feature comics. Vol. 38, no. 34.

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RE0000921646 / 2005-09-20
Renewal registration for: B00000259798 / 1977-09-02
Title:	United Feature comics. Vol. 38, no. 35.

Registration Number / Date:
RE0000921647 / 2005-09-20
Renewal registration for: B00000259799 / 1977-09-09
Title:	United Feature comics. Vol. 38, no. 36.

Registration Number / Date:
RE0000921648 / 2005-09-20
Renewal registration for: B00000259800 / 1977-09-16
Title:	United Feature comics. Vol. 38, no. 37.

Registration Number / Date:
RE0000921649 / 2005-09-20
Renewal registration for: B00000259801 / 1977-09-23
Title:	United Feature comics. Vol. 38, no. 38.

Registration Number / Date:
RE0000921650 / 2005-09-20
Renewal registration for: B00000259802 / 1977-09-30
Title:	United Feature comics. Vol. 38, no. 39.

Registration Number / Date:
RE0000921615 / 2005-09-20
Renewal registration for: B00000188550 / 1977-01-28
Title:	United Feature comics. Vol. 38, no. 4.

Registration Number / Date:
RE0000921651 / 2005-09-20
Renewal registration for: B00000267751 / 1977-10-07
Title:	United Feature comics. Vol. 38, no. 40.

Registration Number / Date:
RE0000921652 / 2005-09-20
Renewal registration for: B00000267752 / 1977-10-14
Title:	United Feature comics. Vol. 38, no. 41.

Registration Number / Date:
RE0000921653 / 2005-09-20
Renewal registration for: B00000267753 / 1977-10-21
Title:	United Feature comics. Vol. 38, no. 42.

Registration Number / Date:
RE0000921654 / 2005-09-20
Renewal registration for: B00000267754 / 1977-10-28
Title:	United Feature comics. Vol. 38, no. 43.

Registration Number / Date:
RE0000921655 / 2005-09-20
Renewal registration for: B00000285503 / 1977-11-04
Title:	United Feature comics. Vol. 38, no. 44.

Registration Number / Date:
RE0000921656 / 2005-09-20
Renewal registration for: B00000285504 / 1977-11-11
Title:	United Feature comics. Vol. 38, no. 45.

Registration Number / Date:
RE0000921657 / 2005-09-20
Renewal registration for: B00000285505 / 1977-11-18
Title:	United Feature comics. Vol. 38, no. 46.

Registration Number / Date:
RE0000921658 / 2005-09-20
Renewal registration for: B00000285506 / 1977-11-25
Title:	United Feature comics. Vol. 38, no. 47.

Registration Number / Date:
RE0000921616 / 2005-09-20
Renewal registration for: B00000197757 / 1977-02-04
Title:	United Feature comics. Vol. 38, no. 5.

Registration Number / Date:
RE0000921617 / 2005-09-20
Renewal registration for: B00000197758 / 1977-02-11
Title:	United Feature comics. Vol. 38, no. 6.

Registration Number / Date:
RE0000921618 / 2005-09-20
Renewal registration for: B00000197759 / 1977-02-18
Title:	United Feature comics. Vol. 38, no. 7.

Registration Number / Date:
RE0000921619 / 2005-09-20
Renewal registration for: B00000197760 / 1977-02-25
Title:	United Feature comics. Vol. 38, no. 8.

Registration Number / Date:
RE0000921623 / 2005-09-20
Renewal registration for: B00000214708 / 1977-03-04
Title:	United Feature comics. Vol. 38, no. 9.

Registration Number / Date:
TX0000170625 / 1979-01-16
Supplemented by: TX0004797215 / 1997-07-31
Title:	Charlie Brown's third super book of questions and answers :... about all kinds of boats and planes, cars and trains, and other things that move!.

Registration Number / Date:
TX0000173530 / 1979-01-16
Title:	It's your first kiss, Charlie Brown / Charles M. Schulz.

Registration Number / Date:
TX0000194018 / 1979-02-13
Title:	Race for your life, Charlie Brown / Charles M. Schulz

Registration Number / Date:
PA0000029442 / 1978-10-26
Title:	Snoopy's musical on ice / director, Walter C. Miller; producer[s], Lee Mendelson & Warren L. Lockhart.

Title:	United feature comics.

Issues Registered:	v. 39, no. 9, 3Mar78. Created 1978; Pub. 1978-03-03; Reg.
1978-11-06; TX0000586707

v. 39, no. 10, 10Mar78. (C.O. correspondence.) Created
1978; Pub. 1978-03-10; Reg. 1978-11-06; TX0000586708

v. 39, no. 11, 17Mar78. (C.O. correspondence.) Created
1978; Pub. 1978-03-17; Reg. 1978-11-06; TX0000586710

v. 39, no. 12, 24Mar78. (C.O. correspondence.) Created
1978; Pub. 1978-03-24; Reg. 1978-11-06; TX0000586709

v. 39, no. 13, 31Mar78. (C.O. correspondence.) Created
1978; Pub. 1978-03-31; Reg. 1978-11-06; TX0000586706

v. 39, no. 14, 7Apr78. (C.O. correspondence.) Created 1978;
Pub. 1978-04-07; Reg. 1978-11-06; TX0000586705

v. 39, no. 15, 14Apr78. Created 1978; Pub. 1978-04-14; Reg.
1978-11-06; TX0000586704

v. 39, no. 16, 21Apr78. (C.O. correspondence.) Created
1978; Pub. 1978-04-21; Reg. 1978-11-06; TX0000586703

v. 39, no. 17, 28Apr78. (C.O. correspondence.) Created
1978; Pub. 1978-04-28; Reg. 1978-11-06; TX0000586702

v. 39, no. 18, 5May78. (C.O. correspondence.) Created 1978;
Pub. 1978-05-05; Reg. 1978-11-06; TX0000599253

v. 39, no. 19, 12May78. (C.O. correspondence.) Created
1978; Pub. 1978-05-12; Reg. 1978-11-06; TX0000599252

v. 39, no. 20, 19May78. (C.O. correspondence.) Created
1978; Pub. 1978-05-19; Reg. 1978-11-06; TX0000599251

v. 39, no. 21, 26May78. (C.O. correspondence.) Created
1978; Pub. 1978-05-26; Reg. 1978-11-06; TX0000599254

v. 39, no. 22, 2Jun78. (C.O. correspondence.) Created 1978;
Pub. 1978-06-02; Reg. 1978-11-06; TX0000599259

v. 39, no. 23, 9Jun78. (C.O. correspondence.) Created 1978;
Pub. 1978-06-09; Reg. 1978-11-06; TX0000599260

v. 39, no. 24, 16Jun78. (C.O. correspondence.) Created
1978; Pub. 1978-06-16; Reg. 1978-11-06; TX0000599261

v. 39, no. 25, 23Jun78. (C.O. correspondence.) Created
1978; Pub. 1978-06-23; Reg. 1978-11-06; TX0000599262

v. 39, no. 26, 30Jun78. (C.O. correspondence.) Created
1978; Pub. 1978-06-30; Reg. 1978-11-06; TX0000599263

v. 39, no. 27, 7Jul78. Created 1978; Pub. 1978-07-07; Reg.
1978-11-06; TX0000599264

v. 39, no. 28, 14Jul78. (C.O. correspondence.) Created
1978; Pub. 1978-07-14; Reg. 1978-11-06; TX0000599265

v. 39, no. 29, 21Jul78. (C.O. correspondence.) Created
1978; Pub. 1978-07-21; Reg. 1978-11-06; TX0000599266

v. 39, no. 30, 28Jul78. (C.O. correspondence.) Created
1978; Pub. 1978-07-28; Reg. 1978-11-06; TX0000599267

v. 39, no. 31, 4Aug78. (C.O. correspondence.) Created 1978;
Pub. 1978-08-04; Reg. 1978-11-06; TX0000599255
v. 39, no. 32, 11Aug78. (C.O. correspondence.) Created
1978; Pub. 1978-08-11; Reg. 1978-11-06; TX0000599256

v. 39, no. 33, 18Aug78. (C.O. correspondence.) Created
1978; Pub. 1978-08-18; Reg. 1978-11-06; TX0000599257

v. 39, no. 35, 28Aug78. (C.O. correspondence.) Created
1978; Pub. 1978-08-28; Reg. 1978-11-06; TX0000599268

v. 39, no. 34, 25Aug78. Created 1978; Pub. 1978-08-28; Reg.
1978-11-06; TX0000599258

Title:	United feature comics.
Issues Registered:	v. 39, no. 36, 4Sep78. Created 1978; Pub. 1978-09-04; Reg.
1978-11-09; TX0000245507

v. 39, no. 37, 11Sep78. Created 1978; Pub. 1978-09-11; Reg.
1978-11-09; TX0000245513

v. 39, no. 38, 18Sep78. Created 1978; Pub. 1978-09-18; Reg.
1978-11-09; TX0000245505

v. 39, no. 39, 25Sep78. Created 1978; Pub. 1978-09-25; Reg.
1978-11-09; TX0000245511

v. 39, no. 40, 2Oct78. Created 1978; Pub. 1978-10-02; Reg.
1978-11-09; TX0000245512

v. 39, no. 41, 9Oct78. Created 1978; Pub. 1978-10-09; Reg.
1978-11-09; TX0000245506

v. 39, no. 42, 16Oct78. Created 1978; Pub. 1978-10-16; Reg.
1978-11-09; TX0000245510

v. 39, no. 43, 23Oct78. Created 1978; Pub. 1978-10-23; Reg.
1978-11-09; TX0000245508

v. 39, no. 44, 30Oct78. Created 1978; Pub. 1978-10-30; Reg.
1978-11-09; TX0000245509

v. 39, no. 45, 6Nov78. Created 1978; Pub. 1978-11-06; Reg.
1978-12-06; TX0000264163

v. 39, no. 46, 13Nov78. Created 1978; Pub. 1978-11-13; Reg.
1978-12-06; TX0000264164

v. 39, no. 47, 20Nov78. Created 1978; Pub. 1978-11-20; Reg.
1978-12-06; TX0000264165

v. 39, no. 48, 27Nov78. Created 1978; Pub. 1978-11-27; Reg.
1978-12-06; TX0000264166

v. 39, no. 49, 4Dec78. Created 1978; Pub. 1978-12-04; Reg.
1979-04-25; TX0000257916

v. 39, no. 50, 11Dec78. Created 1978; Pub. 1978-12-11; Reg.
1979-04-25; TX0000257915

v. 39, no. 51, 18Dec78. Created 1978; Pub. 1978-12-18; Reg.
1979-04-25; TX0000257914

v. 39, no. 52, 25Dec78. Created 1978; Pub. 1978-12-25; Reg.
1979-04-25; TX0000257913

Registration Number / Date:
PA0000015380 / 1978-05-18
Title:	What a nightmare, Charlie Brown / a Lee Mendelson – Bill Melendez production ; in cooperation with United Feature Syndicate, Inc., and Charles M. Schulz Creative Associates ; director[s], Phil Roman and Bill Melendez; producer, Bill Melendez.

Registration Number / Date:
TX0000161138 / 1978-09-07
Title:	What a nightmare, Charlie Brown / Charles M. Schulz.

Registration Number / Date:
TX0000334567 / 1979-09-11
Title:	Alphabet fun with Charlie Brown and friends.

Registration Number / Date:
TX0000364364 / 1979-11-05
Title:	And a Woodstock in a birch tree / by Charles M. Schulz.

Registration Number / Date:
TX0000279049 / 1979-06-28
Title:	The Charlie Brown activity book.

Registration Number / Date:
TX0000279040 / 1979-06-28
Title:	The Charlie Brown all day coloring book.

Registration Number / Date:
TX0000304135 / 1979-08-09
Title:	The Charlie Brown Christmas activity book.

Registration Number / Date:
TX0000347789 / 1979-10-01
Title:	The "Charlie Brown" Christmas activity book.

Registration Number / Date:
TX0000373609 / 1979-10-26
Title:	The Charlie Brown Christmas activity book.

Registration Number / Date:
TX0000351916 / 1979-11-01
Title:	The Charlie Brown Christmas coloring book.

Registration Number / Date:
TX0000297925 / 1979-07-17
Title:	The "Charlie Brown" crossword puzzle book.

Registration Number / Date:
TX0004797237 / 1997-07-31
Supplement to: TX0000365990 / 1979
Title:	The Charlie Brown dictionary. By United Features Syndicate, Inc.

Registration Number / Date:
TX0000266393 / 1979-06-06
Title:	The "Charlie Brown" ghostly word puzzle book.

Registration Number / Date:
TX0000266395 / 1979-06-06
Title:	The "Charlie Brown" Great Pumpkin maze book.

Registration Number / Date:
TX0000385880 / 1979-12-31
Title:	The Charlie Brown holiday puzzle book.

Registration Number / Date:
TX0000231499 / 1979-04-02
Title:	The "Charlie Brown" magic maze book.

Registration Number / Date:
TX0000275627 / 1979-06-28
Title:	The "Charlie Brown" search-a-word puzzle book.

Registration Number / Date:
TX0000361807 / 1979-11-01
Title:	The "Charlie Brown" Valentine Day activity book.

Registration Number / Date:
TX0000245919 / 1979-04-02
Title:	Charlie Brown's all star activities.

Registration Number / Date:
TX0000433633 / 1980-03-10
Title:	Charlie Brown's Fourth super book of questions and answers about all kinds of people and how they live! / [Editor, Hedda Nussbaum].

Registration Number / Date:
TX0004797215 / 1997-07-31
Supplement to: TX0000170625 / 1979
Title:	Charlie Brown's third super book of questions and answers. By United Feature Syndicate, Inc. & Random House, Inc.

Registration Number / Date:
PA0000029441 / 1979-01-11
Title:	Happy birthday, Charlie Brown / a Lee Mendelson production; in association with Charles M. Schulz Creative Associates, and Bill Melendez Productions ; written, produced, and directed by Lee Mendelson.

Registration Number / Date:
TX0004470852 / 1997-07-31
Supplement to: TX0000389322 / 1979
Title:	Happy birthday, Charlie Brown. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0000389322 / 1979-12-18
Supplemented by: TX0004470852 / 1997-07-31
Title:	Happy birthday, Charlie Brown / Lee Mendelson in association with Charles Schulz [i.e. Charles M. Schulz].

Registration Number / Date:
TX0000334568 / 1979-09-11
Title:	Know your colors with Charlie Brown and friends.

Registration Number / Date:
TX0000379130 / 1979-10-01
Title:	Let's count with Charlie Brown and friends.

Registration Number / Date:
TX0000279048 / 1979-06-28
Title:	The Lucy activity book.

Registration Number / Date:
TX0000304134 / 1979-08-09
Title:	The Lucy Christmas activity book.

Registration Number / Date:
TX0000373608 / 1979-10-26
Title:	The Lucy Christmas activity book.

Registration Number / Date:
TX0000351918 / 1979-11-01
Title:	Merry Christmas, Snoopy! : Coloring book.

Registration Number / Date:
TX0000279046 / 1979-06-28
Title:	The Peanuts activity book.

Registration Number / Date:
TX0000385879 / 1979-12-31
Title:	The Peanuts all-star word-search puzzle book.

Registration Number / Date:
TX0000304136 / 1979-08-09
Title:	The Peanuts Christmas activity book.

Registration Number / Date:
TX0000373610 / 1979-10-26
Title:	The Peanuts Christmas activity book.

Registration Number / Date:
TX0000351915 / 1979-11-01
Title:	The Peanuts Christmas coloring book.

Registration Number / Date:
TX0000304137 / 1979-08-09
Title:	The Peanuts Christmas dot-to-dot book.

Registration Number / Date:
TX0000272643 / 1979-06-06
Title:	The Peanuts dot-to-dot book.

Registration Number / Date:
TX0000279044 / 1979-06-28
Title:	The Peanuts fun time coloring book.

Registration Number / Date:
TX0000361806 / 1979-11-01
Title:	The Peanuts funtime crossword puzzle book.

Registration Number / Date:
TX0000279041 / 1979-06-28
Title:	The Peanuts Gang coloring book.

Registration Number / Date:
TX0000266394 / 1979-06-06
Title:	The Peanuts Halloween activity book.

Registration Number / Date:
TX0000275628 / 1979-06-28
Title:	The Peanuts mystery maze book.

Registration Number / Date:
TX0000231498 / 1979-04-02
Title:	Peanuts scrambled word-find puzzles.

Registration Number / Date:
TX0000231500 / 1979-04-02
Title:	Peanuts secret word-find puzzles.

Registration Number / Date:
TX0000279039 / 1979-06-28
Title:	The Peanuts treasury of fun and puzzles.

Registration Number / Date:
TX0000279047 / 1979-06-28
Title:	The Snoopy activity book.

Registration Number / Date:
TX0000279043 / 1979-06-28
Title:	The Snoopy busy day coloring book.

Registration Number / Date:
TX0000304139 / 1979-08-09
Title:	The Snoopy Christmas activity book.

Registration Number / Date:
TX0000373611 / 1979-10-26
Title:	The Snoopy Christmas activity book.

Registration Number / Date:
TX0000351917 / 1979-11-01
Title:	The Snoopy Christmas coloring book.

Registration Number / Date:
TX0000304138 / 1979-08-09
Title:	The Snoopy Christmas dot-to-dot book.

Registration Number / Date:
TX0000275626 / 1979-06-28
Title:	The "Snoopy" clever crossword puzzle book.

Registration Number / Date:
TX0000272644 / 1979-06-06
Title:	The Snoopy dot-to-dot book.

Registration Number / Date:
TX0000279042 / 1979-06-28
Title:	The Snoopy fun time coloring book.

Registration Number / Date:
TX0000347787 / 1979-10-01
Title:	The "Snoopy" haunted house activity book.

Registration Number / Date:
TX0000361805 / 1979-11-01
Title:	The Snoopy maze book.

Registration Number / Date:
TX0000347788 / 1979-10-01
Title:	The "Snoopy" monster maze book.

Registration Number / Date:
TX0000279045 / 1979-06-28
Title:	The Snoopy playtime coloring book.

Registration Number / Date:
TX0000347651 / 1979-10-01
Title:	The Snoopy scrambled word-find puzzle book.

Registration Number / Date:
TX0000385881 / 1979-12-31
Title:	The Snoopy search-a-word book.

Registration Number / Date:
TX0000385878 / 1979-12-31
Title:	The Snoopy space puzzle book.

Registration Number / Date:
TX0000297924 / 1979-07-17
Title:	The Snoopy strikes again maze book.

Registration Number / Date:
TX0000385877 / 1979-12-31
Title:	The Snoopy superstar word game book.

Registration Number / Date:
TX0000245918 / 1979-04-02
Title:	Snoopy's brainteasers and mindbenders.

Registration Number / Date:
TX0000388665 / 1979-12-18
Title:	Snoopy's facts & fun book about boats.

Registration Number / Date:
TX0000388671 / 1979-12-18
Title:	Snoopy's facts & fun book about houses.

Registration Number / Date:
TX0000388666 / 1979-12-18
Title:	Snoopy's facts & fun book about planes.

Registration Number / Date:
TX0000389318 / 1979-12-18
Title:	Snoopy's facts & fun book about seasons / [ill. designed by Terry Flanagan].

Registration Number / Date:
TX0000255619 / 1979-04-02
Title:	Snoopy's flying ace fun book.

Registration Number / Date:
TX0000325473 / 1979-08-31
Title:	Snoopy's tennis book : featuring Snoopy at Wimbledon and Snoopy's tournament tips / Charles M. Schulz ; introd. by Billie Jean King.

Title:	United feature comics.

Issues Registered:	v. 40, no. 1, 1Jan79. Created 1979; Pub. 1979-01-01; Reg.
1979-04-25; TX0000257912

v. 40, no. 2, 8Jan79. Created 1979; Pub. 1979-01-08; Reg.
1979-04-25; TX0000257911

v. 40, no. 3, 15Jan79. Created 1979; Pub. 1979-01-15; Reg.
1979-04-25; TX0000257910

v. 40, no. 4, 22Jan79. Created 1979; Pub. 1979-01-22; Reg.
1979-04-25; TX0000257909

v. 40, no. 5, 29Jan79. Created 1979; Pub. 1979-01-29; Reg.

1979-04-25; TX0000257908

v. 40, no. 6, 5Feb79. Created 1979; Pub. 1979-02-05; Reg.
1979-04-25; TX0000257907

v. 40, no. 7, 12Feb79. Created 1979; Pub. 1979-02-12; Reg.
1979-04-25; TX0000257906

v. 40, no. 8, 19Feb79. Created 1979; Pub. 1979-02-19; Reg.
1979-04-25; TX0000257905

v. 40, no. 9, 26Feb79. Created 1979; Pub. 1979-02-26; Reg.
1979-04-25; TX0000257904

v. 40, no. 10, 5Mar79. Created 1979; Pub. 1979-03-05; Reg.
1979-04-25; TX0000257903

v. 40, no. 11, 12Mar79. Created 1979; Pub. 1979-03-12; Reg.
1979-04-25; TX0000257902

v. 40, no. 12, 19Mar79. Created 1979; Pub. 1979-03-19; Reg.
1979-04-25; TX0000257901

v. 40, no. 13, 26Mar79. Created 1979; Pub. 1979-03-26; Reg.
1979-04-25; TX0000257900

v. 40, no. 14, 2Apr79. Created 1979; Pub. 1979-04-02; Reg.
1979-05-09; TX0000267914

v. 40, no. 15, 9Apr79. Created 1979; Pub. 1979-04-09; Reg.
1979-05-09; TX0000267911

v. 40, no. 16, 16Apr79. Created 1979; Pub. 1979-04-16; Reg.
1979-05-09; TX0000267913

v. 40, no. 17, 23Apr79. Created 1979; Pub. 1979-04-23; Reg.
1979-05-09; TX0000267910

v. 40, no. 18, 30Apr79. Created 1979; Pub. 1979-04-30; Reg.
1979-05-09; TX0000267912

v. 40, no. 27, 2Jul79. Created 1979; Pub. 1979-07-02; Reg.
1979-08-29; TX0000319964

v. 40, no. 28, 9Jul79. Created 1979; Pub. 1979-07-09; Reg.
1979-08-29; TX0000319966

v. 40, no. 29, 16Jul79. Created 1979; Pub. 1979-07-16; Reg.
1979-08-29; TX0000319963

v. 40, no. 30, 23Jul79. Created 1979; Pub. 1979-07-23; Reg.
1979-08-29; TX0000319965

v. 40, no. 31, 30Jul79. Created 1979; Pub. 1979-07-30; Reg.
1979-08-29; TX0000319962

v. 40, no. 32, 6Aug79. Created 1979; Pub. 1979-08-06; Reg.

1979-09-10; TX0000326090

v. 40, no. 33, 13Aug79. Created 1979; Pub. 1979-08-13; Reg.
1979-09-10; TX0000326091

v. 40, no. 34, 20Aug79. Created 1979; Pub. 1979-08-20; Reg.
1979-09-10; TX0000326089

v. 40, no. 35, 27Aug79. Created 1979; Pub. 1979-08-27; Reg.
1979-09-10; TX0000326088

Title:	United feature comics.
Issues Registered: v. 40, no. 19, 7May79. Created 1979; Pub. 1979-05-07; Reg.
1980-06-30; TX0000501772

v. 40, no. 20, 14May79. Created 1979; Pub. 1979-05-14; Reg.
1980-06-30; TX0000501773

v. 40, no. 21, 21May79. (C.O. correspondence.) Created
1979; Pub. 1979-05-21; Reg. 1980-06-30; TX0000501774

v. 40, no. 22, 28May79. Created 1979; Pub. 1979-05-28; Reg.
1980-06-30; TX0000501775

v. 40, no. 23, 4Jun79. Created 1979; Pub. 1979-06-04
(In notice: 1978); Reg. 1980-06-30; TX0000501776

v. 40, no. 24, 11Jun79. Created 1979; Pub. 1979-06-
11 (In notice: 1978); Reg. 1980-06-30; TX0000501777

v. 40, no. 25, 18Jun79. Created 1979; Pub. 1979-06-18; Reg.
1980-06-30; TX0000501778

v. 40, no. 26, 25Jun79. Created 1979; Pub. 1979-06-25; Reg.
1980-06-30; TX0000501779

v. 40, no. 36, 3Sep79. (C.O. correspondence.) Created 1979;
Pub. 1979-09-03; Reg. 1980-06-30; TX0000543075

v. 40, no. 37, 10Sep79. Created 1979; Pub. 1979-09-10; Reg.
1980-06-30; TX0000501780

v. 40, no. 38, 17Sep79. Created 1979; Pub. 1979-09-17; Reg.
1980-06-30; TX0000501781

v. 40, no. 39, 24Sep79. Created 1979; Pub. 1979-09-24; Reg.
1980-06-30; TX0000501782

v. 40, no. 40, 1Oct79. Created 1979; Pub. 1979-10-01; Reg.
1980-06-30; TX0000501783

v. 40, no. 41, 8Oct79. Created 1979; Pub. 1979-10-08; Reg.
1980-06-30; TX0000501784

v. 40, no. 42, 15Oct79. Created 1979; Pub. 1979-10-15; Reg.
1980-06-30; TX0000501785

v. 40, no. 43, 22Oct79. Created 1979; Pub. 1979-10-22; Reg.
1980-06-30; TX0000501786

v. 40, no. 44, 29Oct79. Created 1979; Pub. 1979-10-29; Reg.
1980-06-30; TX0000501787

v. 40, no. 45, 5Nov79. Created 1979; Pub. 1979-11-05; Reg.
1980-06-30; TX0000501788

v. 40, no. 46, 12Nov79. Created 1979; Pub. 1979-11-12; Reg.
1980-06-30; TX0000501789

v. 40, no. 47, 19Nov79. Created 1979; Pub. 1979-11-19; Reg.
1980-06-30; TX0000501790

v. 40, no. 48, 26Nov79. Created 1979; Pub. 1979-11-26; Reg.
1980-06-30; TX0000501791

v. 40, no. 49, 3Dec79. Created 1979; Pub. 1979-12-03; Reg.
1980-06-30; TX0000501792

v. 40, no. 50, 10Dec79. Created 1979; Pub. 1979-12-10; Reg.
1980-06-30; TX0000501793

v. 40, no. 51, 17Dec79. Created 1979; Pub. 1979-12-17; Reg.
1980-06-30; TX0000501794

v. 40, no. 52, 24Dec79. Created 1979; Pub. 1979-12-24; Reg.
1980-06-30; TX0000501795

v. 40, no. 53, 31Dec79. Created 1979; Pub. 1979-12-31; Reg.
1980-06-30; TX0000501796

Registration Number / Date:
TX0004563837 / 1997-06-20
Supplement to: TX0000322119 / 1979
Title:	You're not elected, Charlie Brown. By United

Registration Number / Date:
PA0000034993 / 1979-04-03
Title:	You're the greatest, Charlie Brown / a Lee

Registration Number / Date:
TX0000536337 / 1980-08-26

Supplemented by: TX0004797230 / 1997-07-31
Title:	You're the greatest, Charlie Brown / Charles M. Schulz.

Registration Number / Date:
PA0000106805 / 1981-07-01
Title:	Bon voyage, Charlie Brown (and don't come back) / a Lee Mendelson--Bill Melendez production ; in association with Charles M. Schulz Creative Associates ; directed by Bill Melendez.

Type of Work:	Visual Material
Registration Number / Date:
TX0000642942 / 1981-03-16
Title:	Bon voyage, Charlie Brown (and don't come back!) : Based upon the feature film / written and created by Charles M. Schulz.

Registration Number / Date:
PA0000099365 / 1980-11-28
Title:	Charles M. Schulz--to remember / a film by Karen and David Crommie; produced by Crommie & Crommie, Inc., Charles M. Schulz Creative Associates, Lee Mendelson Productions.

Registration Number / Date:
TX0000813298 / 1981-11-30
Supplemented by: TX0004797229 / 1997-07-31
Title:	Charlie Brown's 'cyclopedia : v. 1, Super questions and answers and amazing facts featuring your body.

Registration Number / Date:
TX0000813303 / 1981-11-30
Supplemented by: TX0004797222 / 1997-07-31
Title:	Charlie Brown's 'cyclopedia : v. 10, Super questions and answers and amazing facts featuring people around the world.

Registration Number / Date:
TX0000813306 / 1981-11-30

Supplemented by: TX0004797221 / 1997-07-31
Title:	Charlie Brown's 'cyclopedia : v. 11, Super questions and answers and amazing facts featuring what we wear.

Registration Number / Date:
TX0000813304 / 1981-11-30
Supplemented by: TX0004797219 / 1997-07-31
Title:	Charlie Brown's 'cyclopedia : v. 12, Super questions and answers and amazing facts featuring holidays.

Registration Number / Date:
TX0000813296 / 1981-11-30
Supplemented by: TX0004797228 / 1997-07-31
Title:	Charlie Brown's 'cyclopedia : v. 2, Super questions and answers and amazing facts featuring all kinds of animals from fish to frogs.

Registration Number / Date:
TX0000813295 / 1981-11-30
Supplemented by: TX0004797227 / 1997-07-31
Title:	Charlie Brown's 'cyclopedia : v. 3, Super questions and answers and amazing facts featuring all kinds of animals from dinosaurs to elephants.

Registration Number / Date:
TX0000813307 / 1981-11-30
Supplemented by: TX0004797226 / 1997-07-31
Title:	Charlie Brown's 'cyclopedia : v. 4, Super questions and answers and amazing facts featuring cars and trains and other things that move.

Registration Number / Date:
TX0000813308 / 1981-11-30
Supplemented by: TX0004797225 / 1997-07-31
Title:	Charlie Brown's 'cyclopedia : v. 5, Super questions and answers and amazing facts featuring boats and other things that float.

Registration Number / Date:
TX0000813297 / 1981-11-30
Supplemented by: TX0004797224 / 1997-07-31
Title:	Charlie Brown's 'cyclopedia : v. 6, Super questions and answers and amazing facts featuring planes and other things that fly.

Registration Number / Date:
TX0000813294 / 1981-11-30
Supplemented by: TX0004797223 / 1997-07-31
Title:	Charlie Brown's 'cyclopedia : v. 7, Super questions and answers and amazing facts featuring space travel.

Registration Number / Date:
TX0000813299 / 1981-11-30
Supplemented by: TX0004470848 / 1997-07-31
Title:	Charlie Brown's 'cyclopedia : v. 8, Super questions and answers and amazing facts featuring stars and planets and plants.

Registration Number / Date:
TX0000813300 / 1981-11-30
Supplemented by: TX0004797231 / 1997-07-31
Title:	Charlie Brown's 'cyclopedia : v. 9, Super questions and answers and amazing facts featuring the Earth, weather, and climate.

Registration Number / Date:
TX0000570936 / 1980-10-23
Title:	Here comes the April fool! / By Charles M. Schulz.

Registration Number / Date:
TX0004797235 / 1997-07-31
Supplement to: TX0000595836 / 1980
Title:	It's the Great Pumpkin, Charlie Brown. By United Feature Syndicate, Inc. & Random House, Inc.

Registration Number / Date:
TX0000595836 / 1980-11-26
Supplemented by: TX0004797235 / 1997-07-31
Title:	It's the Great Pumpkin, Charlie Brown / Charles M. Schulz.

Registration Number / Date:
PA0000090354 / 1980-11-20
Title:	Life is a circus, Charlie Brown / a Lee Mendelson-Bill Melendez production ; in cooperation with United Feature Syndicate, Inc., and Charles M. Schulz Creative Associates ; directed by Phil Roman.

Registration Number / Date:
PA0000064919 / 1980-03-20
Title:	She's a good skate, Charlie Brown / a Lee Mendelson-Bill Melendez production, in cooperation with United Feature Syndicate, Inc. and Charles M. Schulz Creative Associates.

Registration Number / Date:
TX0000786689 / 1981-10-07
Title:	Snoopy & Woodstock Christmas dot-to-dot.

Registration Number / Date:
TX0000786688 / 1981-10-07
Title:	Snoopy & Woodstock springtime mazes.

Registration Number / Date:
TX0000668629 / 1981-03-26
Title:	Snoopy and Woodstock Christmas giant activity book.

Registration Number / Date:
TX0000786690 / 1981-10-07
Title:	Snoopy dot-to-dot.

Registration Number / Date:
VA0000177158 / 1985-01-16
Title:	Snoopy superstar.

Registration Number / Date:
TX0000586381 / 1980-12-01
Title:	Snoopy's facts & fun book about farms / [designed by Terry Flanagan].

Registration Number / Date:
TX0000595833 / 1980-12-01
Title:	Snoopy's facts & fun book about nature / [designed by Terry Flanagan].

Registration Number / Date:
TX0000925362 / 1982-05-11
Supplemented by: TX0004797216 / 1997-07-31
Title:	Snoopy's facts & fun book about seashores.

Registration Number / Date:
TX0000925361 / 1982-05-11
Supplemented by: TX0004797217 / 1997-07-31
Title:	Snoopy's facts & fun book about trucks.

Title:	United feature comics.

Issues Registered:	v. 41, no. 1, 7Jan80. Created 1980; Pub. 1980-01-07; Reg.
1980-06-30; TX0000501797

v. 41, no. 2, 14Jan80. Created 1980; Pub. 1980-01-
14; Reg.
1980-06-30; TX0000501798
v. 41, no. 3, 21Jan80. Created 1980; Pub. 1980-01-
21; Reg.
1980-06-30; TX0000501799
v. 41, no. 4, 28Jan80. Created 1980; Pub. 1980-01-
28; Reg.
1980-06-30; TX0000501800
v. 41, no. 5, 4Feb80. Created 1980; Pub. 1980-02-04;
Reg.
1980-06-30; TX0000505103
v. 41, no. 6, 11Feb80. Created 1980; Pub. 1980-02-
11; Reg.
1980-06-30; TX0000505104
v. 41, no. 7, 18Feb80. Created 1980; Pub. 1980-02-
18; Reg.
1980-06-30; TX0000505105
v. 41, no. 8, 25Feb80. Created 1980; Pub. 1980-02-
25; Reg.
1980-06-30; TX0000505106
v. 41, no. 9, 3Mar80. (C.O. correspondence.) Created
1980;
Pub. 1980-03-03; Reg. 1980-06-30; TX0000543069
v. 41, no. 10, 10Mar80. Created 1980; Pub. 1980-03-
10; Reg.
1980-06-30; TX0000543070
v. 41, no. 11, 17Mar80. (C.O. correspondence.)
Created
1980; Pub. 1980-03-17; Reg. 1980-06-30;
TX0000543071
v. 41, no. 12, 24Mar80. Created 1980; Pub. 1980-03-
24; Reg.
1980-06-30; TX0000505107
v. 41, no. 13, 31Mar80. Created 1980; Pub. 1980-03-
31; Reg.
1980-06-30; TX0000505108
v. 41, no. 14, 7Apr80. (C.O. correspondence.)
Created 1980;
Pub. 1980-04-07; Reg. 1980-06-30; TX0000543072
v. 41, no. 15, 14Apr80. Created 1980; Pub. 1980-04-
14; Reg.
1980-06-30; TX0000505109
v. 41, no. 16, 21Apr80. (C.O. correspondence.)
Created
1980; Pub. 1980-04-21; Reg. 1980-06-30;
TX0000543073
v. 41, no. 17, 28Apr80. (C.O. correspondence.)
Created
1980; Pub. 1980-04-28; Reg. 1980-06-30;
TX0000543074
v. 41, no. 18, 5May80. Created 1980; Pub. 1980-05-
05; Reg.
1980-06-30; TX0000505110
v. 41, no. 19, 12May80. Created 1980; Pub. 1980-05-
12; Reg.
1980-06-30; TX0000505111

v. 41, no. 20, 19May80. Created 1980; Pub. 1980-05-
19; Reg.
1980-06-30; TX0000505112
v. 41, no. 21, 26May80. Created 1980; Pub. 1980-05-
26; Reg.
1980-06-30; TX0000505113
v. 41, no. 22, 2Jun80. Created 1980; Pub. 1980-06-
02; Reg.
1980-06-30; TX0000505114
v. 41, no. 23, 9Jun80. Created 1980; Pub. 1980-06-
09; Reg.
1980-06-30; TX0000505115
v. 41, no. 24, 16Jun80. Created 1980; Pub. 1980-06-
16; Reg.
1980-06-30; TX0000505116
v. 41, no. 25, 23Jun80. Created 1980; Pub. 1980-06-
23; Reg.
1980-06-30; TX0000505117
v. 41, no. 26, 30Jun80. Created 1980; Pub. 1980-06-
30; Reg.
1980-09-02; TX0000538491
v. 41, no. 27, 7Jul80. (C.O. correspondence.)
Created 1980;
Pub. 1980-07-07; Reg. 1980-09-02; TX0000538489
v. 41, no. 28, 14Jul80. Created 1980; Pub. 1980-07-
14; Reg.
1980-09-02; TX0000538493
v. 41, no. 29, 21Jul80. Created 1980; Pub. 1980-07-
21; Reg.
1980-09-02; TX0000538492
v. 41, no. 30, 28Jul80. Created 1980; Pub. 1980-07-
28; Reg.
1980-09-02; TX0000538490
v. 41, no. 31, 4Aug80. (C.O. correspondence.)
Created 1980;
Pub. 1980-08-04; Reg. 1980-10-08; TX0000588434
v. 41, no. 32, 11Aug80. (C.O. correspondence.)
Created
1980; Pub. 1980-08-11; Reg. 1980-10-08;
TX0000588433
v. 41, no. 33, 18Aug80. (C.O. correspondence.)
Created
1980; Pub. 1980-08-18; Reg. 1980-10-08;
TX0000588432
v. 41, no. 34, 25Aug80. (C.O. correspondence.)
Created
1980; Pub. 1980-08-25; Reg. 1980-10-08;
TX0000588429
v. 41, no. 35, 1Sep80. (C.O. correspondence.)
Created 1980;
Pub. 1980-09-01; Reg. 1980-10-08; TX0000588431
v. 41, no. 36, 8Sep80. (C.O. correspondence.)
Created 1980;
Pub. 1980-09-08; Reg. 1980-10-08; TX0000588430
v. 41, no. 38, 22Sep80. (C.O. correspondence.)
Created

1980; Pub. 1980-09-22; Reg. 1980-11-17;
TX0000693065
v. 41, no. 37, 15Sep80. Created 1980; Pub. 1980-09-
22; Reg.
1981-10-09; TX0000786668
v. 41, no. 39, 29Sep80. (C.O. correspondence.)
Created
1980; Pub. 1980-09-29; Reg. 1980-11-17;
TX0000704093
v. 41, no. 40, 6Oct80. (C.O. correspondence.)
Created 1980;
Pub. 1980-10-06; Reg. 1980-11-17; TX0000693064
v. 41, no. 41, 13Oct80. (C.O. correspondence.)
Created
1980; Pub. 1980-10-13; Reg. 1980-11-17;
TX0000693066
v. 41, no. 42, 20Oct80. (C.O. correspondence.)
Created
1980; Pub. 1980-10-20; Reg. 1980-11-17;
TX0000693062
v. 41, no. 43, 27Oct80. (C.O. correspondence.)
Created
1980; Pub. 1980-10-27; Reg. 1980-11-11;
TX0000693063
v. 41, no. 44, 3Nov80. Created 1980; Pub. 1980-11-
03; Reg.
1981-03-24; TX0000658646
v. 41, no. 45, 10Nov80. Created 1980; Pub. 1980-11-
10; Reg.
1981-03-24; TX0000658628
v. 41, no. 46, 17Nov80. Created 1980; Pub. 1980-11-
17; Reg.
1981-03-24; TX0000658645
v. 41, no. 46, 17Nov80. Created 1980; Pub. 1980-11-
17; Reg.
1982-11-19; TX0001013748
v. 41, no. 47, 24Nov80. Created 1980; Pub. 1980-11-
24; Reg.
1981-03-24; TX0000658644
v. 41, no. 47, 24Nov80. Created 1980; Pub. 1980-11-
24; Reg.
1982-11-19; TX0001085637
v. 41, no. 48, 1Dec80. Created 1980; Pub. 1980-12-
01; Reg.
1981-03-24; TX0000658643
v. 41, no. 48, 1Dec80. Created 1980; Pub. 1980-12-
01; Reg.
1982-11-19; TX0001013751
v. 41, no. 49, 8Dec80. Created 1980; Pub. 1980-12-
08; Reg.
1981-03-24; TX0000658642
v. 41, no. 50, 15Dec80. Created 1980; Pub. 1980-12-
15; Reg.
1981-03-24; TX0000658640
v. 41, no. 51, 22Dec80. Created 1980; Pub. 1980-12-
22; Reg.
1981-03-24; TX0000658641

Registration Number / Date:
TX0004797230 / 1997-07-31
Supplement to: TX0000536337 / 1980
Title:	You're the greatest, Charlie Brown. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0000813305 / 1981-11-30
Supplemented by: TX0004470849 / 1997-07-31
Title:	Charlie Brown's 'cyclopedia : v. 13, Super questions and answers and amazing facts featuring machines and how they work.

Registration Number / Date:
TX0004470849 / 1997-07-31
Supplement to: TX0000813305 / 1981
Title:	Charlie Brown's 'cyclopedia, v. 13, Super questions and answers and amazing facts featuring machines and how they work. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0000813301 / 1981-11-30
Supplemented by: TX0004797220 / 1997-07-31
Title:	Charlie Brown's 'cyclopedia : v. 14, Super questions and answers and amazing facts featuring sound, light, and air.

Registration Number / Date:
TX0000813302 / 1981-11-30
Supplemented by: TX0004470850 / 1997-07-31
Title:	Charlie Brown's 'cyclopedia : v. 15, Super questions and answers and amazing facts featuring electricity and magnetism.

Registration Number / Date:
TX0004470850 / 1997-07-31
Supplement to: TX0000813302 / 1981
Title:	Charlie Brown's 'cyclopedia, v. 15, Super questions and answers and amazing facts featuring electricity and magnetism. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0004470848 / 1997-07-31
Supplement to: TX0000813299 / 1981
Title:	Charlie Brown's 'cyclopedia, v. 8, Super questions and answers and amazing facts featuring stars and planets and plants. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0004797229 / 1997-07-31
Supplement to: TX0000813298 / 1981
Title:	Charlie Brown's 'cyclopedia, vol. 1; super questions and answers and amazing facts featuring your body. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0004797222 / 1997-07-31
Supplement to: TX0000813303 / 1981
Title:	Charlie Brown's 'cyclopedia, vol. 10; super questions and answers and amazing facts featuring people around the world. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0004797221 / 1997-07-31
Supplement to: TX0000813306 / 1981
Title:	Charlie Brown's 'cyclopedia, vol. 11; super questions and answers and amazing facts featuring what we wear. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0004797219 / 1997-07-31
Supplement to: TX0000813304 / 1981
Title:	Charlie Brown's 'cyclopedia, vol. 12; super questions and answers and amazing facts featuring holidays. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0004797220 / 1997-07-31
Supplement to: TX0000813301 / 1981
Title:	Charlie Brown's 'cyclopedia, vol. 14; super questions and answers and amazing facts featuring sound, light and air. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0004797228 / 1997-07-31
Supplement to: TX0000813296 / 1981
Title:	Charlie Brown's 'cyclopedia, vol. 2; super questions and answers and amazing facts featuring all kinds of animals from fish to frogs. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0004797227 / 1997-07-31
Supplement to: TX0000813295 / 1981
Title:	Charlie Brown's 'cyclopedia, vol. 3; super questions and answers and amazing facts featuring all kinds of animals from dinosaurs to elephants. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0004797226 / 1997-07-31
Supplement to: TX0000813307 / 1981
Title:	Charlie Brown's 'cyclopedia, vol. 4; super questions and answers and amazing facts featuring cars and trains and other things that move. By United Feature Syndicate,Inc.

Registration Number / Date:
TX0004797225 / 1997-07-31
Supplement to: TX0000813308 / 1981
Title:	Charlie Brown's 'cyclopedia, vol. 5; super questions and answers and amazing facts featuring boats and other things that float. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0004797224 / 1997-07-31

Supplement to: TX0000813297 / 1981
Title:	Charlie Brown's 'cyclopedia, vol. 6; super questions and answers and amazing facts featuring planes and other things that fly. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0004797223 / 1997-07-31
Supplement to: TX0000813294 / 1981
Title:	Charlie Brown's 'cyclopedia, vol. 7; super questions and answers and amazing facts featuring people around the world. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0004797231 / 1997-07-31
Supplement to: TX0000813300 / 1981
Title:	Charlie Brown's 'cyclopedia, vol. 9; super questions and answers and amazing facts--weather and climate. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0000812063 / 1981-10-27
Supplemented by: TX0004470851 / 1997-07-31
Title:	Charlie Brown's Fifth super book of questions and answers :about all kinds of things and how they work!.

Registration Number / Date:
TX0004470851 / 1997-07-31
Supplement to: TX0000812063 / 1981
Title:	Charlie Brown's Fifth super book of questions and answers. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0000830360 / 1981-11-23
Title:	Doctor Beagle and Mister Hyde / by Charles M. Schulz.

Registration Number / Date:
PA0000107088 / 1981-05-20
Title:	It's magic, Charlie Brown / a Lee Mendelson--Bill Melendez production ; in association with Charles M. Schulz Creative Associates and United Feature Syndicate, Inc.; directed by Phil Roman.

Registration Number / Date:
TX0004470853 / 1997-07-31
Supplement to: TX0000804028 / 1981
Title:	Life is a circus, Charlie Brown. By United Feature Syndicate, Inc.

Registration Number / Date:
TX0000804028 / 1981-10-27
Supplemented by: TX0004470853 / 1997-07-31
Title:	Life is a circus, Charlie Brown / Charles M. Schulz.

Registration Number / Date:
VA0000069857 / 1981-01-30
Title:	Peanuts / by Schulz [i.e. Charles M. Schulz]

Registration Number / Date:
TX0000791323 / 1981-10-28
Title:	The Peanuts Christmas activity book.

Registration Number / Date:
TX0000814645 / 1981-11-02
Title:	The Peanuts giant activity book.

Registration Number / Date:
TX0000791324 / 1981-10-28
Title:	The Peanuts great big book of dot-to-dot.

Registration Number / Date:
TX0000684932 / 1981-04-29
Title:	She's a good skate, Charlie Brown / Charles M. Schulz.

Registration Number / Date:
PA0000122735 / 1981-11-20
Title:	Someday you'll find her, Charlie Brown / a Lee
Mendelson-Bill Melendez production ; in association with Charles M. Schulz Creative Associates and United Feature Syndicate, Inc.; directed by Phil Roman.

Registration Number / Date:
TX0000770906 / 1981-09-22
Title:	Things I learned after it was too late (and other minor truths) / Charles M. Schulz.

Title:	United feature comics.

Issues Registered:	v. 42, no. 1, 1Jan81. Created 1981; Pub. 1981-01-01
(In notice: 1980); Reg. 1981-03-24; TX0000700256
v. 42, no. 2, 5Jan81. Created 1981; Pub. 1981-01-05;
Reg.
1981-03-24; TX0000658639
v. 42, no. 3, 12Jan81. Created 1981; Pub. 1981-01-
12; Reg.
1981-03-24; TX0000658638
v. 42, no. 4, 19Jan81. Created 1981; Pub. 1981-01-
19; Reg.
1981-03-24; TX0000658636
v. 42, no. 5, 26Jan81. Created 1981; Pub. 1981-01-
26; Reg.

1981-03-24; TX0000658637
v. 42, no. 6, 2Feb81. Created 1981; Pub. 1981-02-02;
Reg.
1981-03-24; TX0000658635
v. 42, no. 7, 9Feb81. Created 1981; Pub. 1981-02-09;
Reg.
1981-03-24; TX0000658634
v. 42, no. 8, 16Feb81. Created 1981; Pub. 1981-02-
16; Reg.
1981-03-24; TX0000658633
v. 42, no. 9, 23Feb81. Created 1981; Pub. 1981-02-
23; Reg.
1981-03-24; TX0000658632
v. 42, no. 10, 2Mar81. Created 1981; Pub. 1981-03-
02; Reg.
1981-03-24; TX0000658631
v. 42, no. 11, 9Mar81. Created 1981; Pub. 1981-03-
09; Reg.
1981-03-24; TX0000658630
v. 42, no. 12, 16Mar81. Created 1981; Pub. 1981-03-
16; Reg.
1981-03-24; TX0000658629
v. 42, no. 13, 23Mar81. Created 1981; Pub. 1981-03-
23; Reg.
1982-08-16; TX0000961208
v. 42, no. 14, 30Mar81. Created 1981; Pub. 1981-03-
30; Reg.
1982-08-16; TX0000961207
v. 42, no. 15, 6Apr81. Created 1981; Pub. 1981-04-
06; Reg.
1982-08-16; TX0000961217
v. 42, no. 16, 13Apr81. Created 1981; Pub. 1981-04-
13; Reg.
1982-08-16; TX0000961209
v. 42, no. 17, 20Apr81. Created 1981; Pub. 1981-04-
20; Reg.
1982-08-17; TX0000961543
v. 42, no. 18, 27Apr81. Created 1981; Pub. 1981-04-
27; Reg.
1982-08-16; TX0000961213
v. 42, no. 19, 4May81. Created 1981; Pub. 1981-05-
04; Reg.
1982-08-17; TX0000961546
v. 42, no. 20, 11May81. Created 1981; Pub. 1981-05-
11; Reg.
1982-08-17; TX0000961545
v. 42, no. 21, 18May81. Created 1981; Pub. 1981-05-
18; Reg.
1982-08-17; TX0000961544
v. 42, no. 22, 25May81. Created 1981; Pub. 1981-05-
25; Reg.
1982-08-17; TX0000961547
v. 42, no. 23, 1Jun81. Created 1981; Pub. 1981-06-
01; Reg.
1982-08-17; TX0000961548
v. 42, no. 24, 8Jun81. Created 1981; Pub. 1981-06-
08; Reg.

1982-08-17; TX0000961549
v. 42, no. 25, 15Jun81. Created 1981; Pub. 1981-06-
15; Reg.
1982-08-17; TX0000961539
v. 42, no. 26, 22Jun81. Created 1981; Pub. 1981-06-
22; Reg.
1982-08-17; TX0000961540
v. 42, no. 27, 29Jun81. Created 1981; Pub. 1981-06-
29; Reg.
1982-08-16; TX0000961210
v. 42, no. 28, 6Jul81. Created 1981; Pub. 1981-07-
06; Reg.
1982-08-16; TX0000961211
v. 42, no. 29, 13Jul81. Created 1981; Pub. 1981-07-
13; Reg.
1982-08-16; TX0000961203
v. 42, no. 30, 20Jul81. Created 1981; Pub. 1981-07-
20; Reg.
1982-08-16; TX0000961212
v. 42, no. 31, 27Jul81. Created 1981; Pub. 1981-07-
27; Reg.
1982-08-16; TX0000961204
v. 42, no. 32, 3Aug81. Created 1981; Pub. 1981-08-
03; Reg.
1982-08-16; TX0000961214
v. 42, no. 33, 10Aug81. Created 1981; Pub. 1981-08-
10; Reg.
1982-08-16; TX0000961215
v. 42, no. 34, 17Aug81. Created 1981; Pub. 1981-08-
17; Reg.
1982-08-16; TX0000961206
v. 42, no. 35, 24Aug81. Created 1981; Pub. 1981-08-
24; Reg.
1982-08-16; TX0000961205
v. 42, no. 36, 31Aug81. Created 1981; Pub. 1981-08-
31; Reg.
1982-08-16; TX0000961216
v. 42, no. 37, 7Sep81. Created 1981; Pub. 1981-09-
07; Reg.
1982-08-16; TX0000957755
v. 42, no. 38, 14Sep81. Created 1981; Pub. 1981-09-
14; Reg.
1982-08-16; TX0000957756
v. 42, no. 39, 21Sep81. Created 1981; Pub. 1981-09-
21; Reg.
1982-08-16; TX0000957757
v. 42, no. 40, 28Sep81. Created 1981; Pub. 1981-09-
28; Reg.
1982-08-16; TX0000961218
v. 42, no. 41, 5Oct81. Created 1981; Pub. 1981-10-
05; Reg.
1982-08-16; TX0000961219
v. 42, no. 42, 12Oct81. Created 1981; Pub. 1981-10-
12; Reg.
1982-08-16; TX0000961223
v. 42, no. 43, 19Oct81. Created 1981; Pub. 1981-10-
19; Reg.

1982-08-16; TX0000961222
v. 42, no. 44, 26Oct81. Created 1981; Pub. 1981-10-
26; Reg.
1982-08-16; TX0000961221
v. 42, no. 45, 2Nov81. Created 1981; Pub. 1981-11-
02; Reg.
1982-08-16; TX0000957754
v. 42, no. 46, 9Nov81. Created 1981; Pub. 1981-11-
09; Reg.
1982-08-17; TX0000961541
v. 42, no. 47, 16Nov81. Created 1981; Pub. 1981-11-
16; Reg.
1982-08-16; TX0000957753
v. 42, no. 48, 23Nov81. Created 1981; Pub. 1981-11-
23; Reg.
1982-08-16; TX0000957752
v. 42, no. 49, 30Nov81. Created 1981; Pub. 1981-11-
30; Reg.
1982-08-16; TX0000961220
v. 42, no. 50, 7Dec81. Created 1981; Pub. 1981-12-
07; Reg.
1982-08-17; TX0000961542
v. 42, no. 51, 14Dec81. Created 1981; Pub. 1981-12-
14; Reg.
1982-08-16; TX0000961202
v. 42, no. 52, 21Dec81. Created 1981; Pub. 1981-12-
21; Reg.
1982-08-16; TX0000957750
v. 42, no. 53 (called 52), 28Dec81. Created 1981;
Pub.
1981-12-28; Reg. 1982-08-16; TX0000957751

Registration Number / Date:
TX0001043952 / 1982-12-07
Title:	Le Beagle est revenu sur terre / Charles M. Schulz ;
traduit et adapte par Irene Lamarre.

Registration Number / Date:
TX0001097102 / 1983-01-12
Title:	Un Beagle qui a du chien / Charles M. Schulz ;
traduit et adapte par Irene Lamarre.

Registration Number / Date:
PA0000146259 / 1982-06-02
Title:	A Charlie Brown celebration / produced in association with
Charles M. Schulz Creative Associates and United Feature Syndicate, Inc. ; produced by Lee Mendelson, Bill Melendez ; directed by Bill Melendez.

Registration Number / Date:
TX0001053230 / 1983-01-12
Title:	Charlie Brown's encyclopedia of energy : based on the Charles M. Schulz characters / [editor, Hedda Nussbaum].

Registration Number / Date:
TX0001453824 / 1984-10-25
Title:	Classroom Peanuts / Charles M. Schulz.

Registration Number / Date:
TX0001052568 / 1983-01-11
Title:	Les Dieux du tennis etaient contre moi : Charlie Brown et sa bande / Charles M. Schulz ; traduit et adapte par Irene Lamarre.

Registration Number / Date:
TX0000890653 / 1982-03-24
Title:	It's magic, Charlie Brown / Charles M. Schulz.

Registration Number / Date:
TX0001067107 / 1983-02-24
Title:	Je ne t'ai jamais promis un verger de pommiers / traduit et adapte par Irene Lamarre ; Charles M. Schulz.

Registration Number / Date:
TX0001069822 / 1983-02-22
Title:	Meme mes critiques ratent la cible / Charles M. Schulz ;traduit et adapte par Irene Lamarre.

Registration Number / Date:
TX0001074120 / 1983-02-24
Title:	Ne me casse pas les oreilles avec tes soupirs, Charlie Brown / Charles M. Schulz ; traduit et adapte par Irene Lamarre.

Registration Number / Date:
TX0001074051 / 1983-02-22
Title:	Paroles de soie et chien qui aboie / Charles M. Schulz ;traduit et adapte par Irene Lamarre.

Registration Number / Date:
VA0000135442 / 1983-02-25
Application Title:	Peanuts puzzle.
Title:	Peanuts : 100 puzzle pieces : ages 5 to 10 : [no.]
4382-5 / Schulz.

Registration Number / Date:
VA0000135444 / 1983-02-25
Application Title:	Peanuts puzzle.
Title:	Peanuts : 100 puzzle pieces : ages 5 to 10 : [no.]
4382-6 / Schulz.

Registration Number / Date:
VA0000135443 / 1983-02-25
Application Title:	Peanuts puzzle.
Title:	Peanuts : 100 puzzle pieces : ages 5 to 10 : [no.]
4382-7 /Schulz.

Registration Number / Date:
VA0000135441 / 1983-02-25

Application Title:	Peanuts puzzle.
Title:	Peanuts : 100 puzzle pieces : ages 5 to 10 : [no.]
4382-8 /Schulz.

Registration Number / Date:
VA0000125462 / 1983-05-02
Title:	Peanuts : no. 4383-5.

Registration Number / Date:
VA0000125461 / 1983-05-02
Title:	Peanuts : no. 4383-6.

Registration Number / Date:
VA0000125460 / 1983-05-02
Title:	Peanuts : no. 4383-7.

Registration Number / Date:
VA0000125459 / 1983-05-02
Title:	Peanuts : no. 4383-8.

Registration Number / Date:
VA0000120813 / 1983-02-22
Title:	Peppermint Patty.

Registration Number / Date:
TX0001483397 / 1984-12-06
Title:	The Snoopy collection / edited and designed by J-C Suares ;introd. by Nancy Smart ; photos. by Don Hamerman.

Registration Number / Date:
TX0004797216 / 1997-07-31
Supplement to: TX0000925362 / 1982
Title:	Snoopy's facts & fun book about seashores. By United Feature Syndicate, Inc. & Terry Flanagan.

Registration Number / Date:
TX0004797217 / 1997-07-31
Supplement to: TX0000925361 / 1982
Title:	Snoopy's facts & fun book about trucks. By United Feature Syndicate, Inc. & Terry Flanagan.

Registration Number / Date:
TX0001042476 / 1983-01-26
Title:	Someday you'll find her, Charlie Brown / Charles M. Schulz.

Registration Number / Date:
TX0001043953 / 1983-01-07
Title:	Tu cours apres l'ete et l'hiver te rattrape / Charles M.Schulz ; traduit et adapte par Irene Lamarre.

Title:	United feature comics.

Issues Registered:	v. 43, no. 1, 4Jan82. Created 1982; Pub. 1982-01-04; Reg.
1982-09-20; TX0000983465

v. 43, no. 2, 11Jan82. Created 1982; Pub. 1982-01-11; Reg.
1982-09-20; TX0000983464

v. 43, no. 3, 18Jan82. Created 1982; Pub. 1982-01-18; Reg.
1982-09-20; TX0000983466

v. 43, no. 4, 25Jan82. Created 1982; Pub. 1982-01-25; Reg.
1982-09-20; TX0000983458

v. 43, no. 5, 1Feb82. Created 1982; Pub. 1982-02-01; Reg.
1982-09-20; TX0000983459

v. 43, no. 6, 8Feb82. Created 1982; Pub. 1982-02-08; Reg.
1982-09-20; TX0000983461

v. 43, no. 7, 15Feb82. Created 1982; Pub. 1982-02-15; Reg.
1982-09-20; TX0000983460

v. 43, no. 8, 22Feb82. Created 1982; Pub. 1982-02-22; Reg.
1982-09-20; TX0000983462

v. 43, no. 9, 1Mar82. Created 1982; Pub. 1982-03-01; Reg.
1982-09-20; TX0001005508

v. 43, no. 10, 8Mar82. Created 1982; Pub. 1982-03-08; Reg.
1982-09-20; TX0001005507

v. 43, no. 11, 15Mar82. Created 1982; Pub. 1982-03-15; Reg.
1982-09-20; TX0001005506

v. 43, no. 12, 22Mar82. Created 1982; Pub. 1982-03-22; Reg.
1982-09-14; TX0001081491

v. 43, no. 13, 29Mar82. Created 1982; Pub. 1982-03-29; Reg.
1982-09-14; TX0000979573

v. 43, no. 14, 5Apr82. Created 1982; Pub. 1982-04-05; Reg.
1982-09-14; TX0000979568

v. 43, no. 15, 12Apr82. (C.O. correspondence.) Created
1982; Pub. 1982-04-12; Reg. 1982-09-14; TX0000999042

v. 43, no. 16, 19Apr82. Created 1982; Pub. 1982-04-19; Reg.
1982-09-14; TX0000979569

v. 43, no. 17, 26Apr82. Created 1982; Pub. 1982-04-26; Reg.
1982-09-14; TX0000979570

v. 43, no. 18, 3May82. Created 1982; Pub. 1982-05-03; Reg.
1982-09-14; TX0000979571

v. 43, no. 19, 10May82. Created 1982; Pub. 1982-05-10; Reg.
1982-09-14; TX0000979572

v. 43, no. 20, 17May82. Created 1982; Pub. 1982-05-17; Reg.
1982-09-14; TX0000979566

v. 43, no. 21, 24May82. Created 1982; Pub. 1982-05-24; Reg.
1982-08-09; TX0000946837

v. 43, no. 22, 31May82. Created 1982; Pub. 1982-05-31; Reg.
1982-09-14; TX0001101754

v. 43, no. 23, 7Jun82. (C.O. correspondence.) Created 1982;
Pub. 1982-06-07; Reg. 1982-09-14; TX0001101753

v. 43, no. 24, 14Jun82. Created 1982; Pub. 1982-06-14; Reg.
1982-09-14; TX0000979565

v. 43, no. 25, 21Jun82. Created 1982; Pub. 1982-06-21; Reg.
1982-09-14; TX0000979567

v. 43, no. 26, 28Jun82. Created 1982; Pub. 1982-06-28; Reg.
1982-09-16; TX0000979574

v. 43, no. 27, 5Jul82. Created 1982; Pub. 1982-07-05; Reg.
1982-09-16; TX0000979575

v. 43, no. 28, 12Jul82. Created 1982; Pub. 1982-07-12; Reg.
1982-09-16; TX0000979576

v. 43, no. 29, 19Jul82. Created 1982; Pub. 1982-07-19; Reg.
1982-09-16; TX0000979577

v. 43, no. 30, 26Jul82. Created 1982; Pub. 1982-07-26; Reg.
1982-09-16; TX0000979578

v. 43, no. 31, 2Aug82. Created 1982; Pub. 1982-08-02; Reg.
1982-09-16; TX0000979579

v. 43, no. 32, 9Aug82. Created 1982; Pub. 1982-08-09; Reg.
1982-09-16; TX0000979580

v. 43, no. 33, 16Aug82. Created 1982; Pub. 1982-08-16; Reg.
1982-09-20; TX0000983463

v. 43, no. 35, 30Aug82. Created 1982; Pub. 1982-08-30; Reg.
1982-09-20; TX0001005504

v. 43, no. 36, 6Sep82. Created 1982; Pub. 1982-09-06; Reg.
1982-09-20; TX0001005505

v. 43, no. 37, 13Sep82. Created 1982; Pub. 1982-09-13; Reg.
1982-09-16; TX0001079784

v. 43, no. 38, 20Sep82. Created 1982; Pub. 1982-09-20; Reg.
1982-10-07; TX0001081490

v. 43, no. 39, 27Sep82. Created 1982; Pub. 1982-09-27; Reg.
1982-11-19; TX0001013753

v. 43, no. 40, 4Oct82. Created 1982; Pub. 1982-10-04; Reg.
1982-11-19; TX0001013752

v. 43, no. 41, 11Oct82. Created 1982; Pub. 1982-10-11; Reg.
1982-11-19; TX0001013750

v. 43, no. 42, 18Oct82. Created 1982; Pub. 1982-10-18; Reg.
1982-11-19; TX0001013749

v. 43, no. 43, 25Oct82. Created 1982; Pub. 1982-10-25; Reg.
1982-11-19; TX0001013747

v. 43, no. 44, 1Nov82. Created 1982; Pub. 1982-11-01; Reg.
1982-11-19; TX0001013755

v. 43, no. 45 (called 44), 8Nov82. Created 1982; Pub.
1982-11-08; Reg. 1982-11-19; TX0001013754

v. 43, no. 46, 15Nov82. Created 1982; Pub. 1982-11-15; Reg.
1983-02-16; TX0001165942

v. 43, no. 47, 22Nov82. Created 1982; Pub. 1982-11-22; Reg.
1983-02-16; TX0001165937

v. 43, no. 48, 29Nov82. Created 1982; Pub. 1982-11-29; Reg.
1983-02-16; TX0001165938

v. 43, no. 49, 6Dec82. Created 1982; Pub. 1982-12-06; Reg.
1983-02-16; TX0001165939

v. 43, no. 50, 13Dec82. Created 1982; Pub. 1982-12-13; Reg.
1983-02-16; TX0001165940

v. 43, no. 51, 20Dec82. Created 1982; Pub. 1982-12-20; Reg.
1983-02-16; TX0001165941

v. 43, no. 52, 27Dec82. Created 1982; Pub. 1982-12-27; Reg.
1983-02-16; TX0001165935

Title:	United Feature comics.

Issues Registered:
issue of 19Nov54 (on original appl.: 19Dec54)(SUPPLEMENTARY REG. for B50000010566, 1954) Reg. 1982-06-04; TX0000990189

v. 43, no. 34, 23Aug82. Created 1982; Pub. 1982-08-23; Reg.1994-05-31;
TX0003817488

Registration Number / Date:
TX0001081722 / 1983-02-22
Title:	Y'a qu'un Woodstock / Charles M. Schulz ; traduit et adapte par Irene Lamarre.

Registration Number / Date:
TX0001277257 / 1984-01-20
Title:	You're weird, sir! / By Charles M. Schulz.

Title:	Beagle bugle : quarterly newsletter of the Snoopy Fan Club.

Registration Number / Date:
PA0000171370 / 1983-03-28
Title:	Is this goodbye, Charlie Brown? / A Lee Mendelson, Bill Melendez production, in association with Charles M. Schulz Creative Associates and United Media Productions; directed by Phil Roman.

Registration Number / Date:
PA0000182783 / 1983-07-18
Title:	It's an adventure, Charlie Brown / a Lee Mendelson, Bill Melendez production in association with Charles M. Schulz Creative Associates and United Feature Syndicate, Inc. ; directed by Bill Melendez.

Registration Number / Date:
TX0001277146 / 1984-01-30
Title:	Kiss her, you blockhead! / By Charles M. Schulz.

Registration Number / Date:
TX0001460400 / 1984-11-16
Title:	Peanuts punch-out action games.

Registration Number / Date:
TX0001460399 / 1984-11-16
Title:	Peanuts punch-out summer camp.

Registration Number / Date:
VA0000141198 / 1983-10-07
Supplemented by: VA0000936030 / 1997-07-31
Title:	Snoopy on wheels.

Registration Number / Date:
VA0000936030 / 1997-07-31
Supplement to: VA0000141198 / 1983

Title:	Snoopy on wheels. By United Feature Syndicate, Inc. & Random House, Inc.

Registration Number / Date:
VA0000150421 / 1983-12-14
Title:	Snoopy's facts & fun book about planes.

Registration Number / Date:
TX0004797218 / 1997-07-31
Supplement to: TX0001239664 / 1983
Title:	Through the seasons with Snoopy. By United Feature Syndicate, Inc. & Random House, Inc.

Registration Number / Date:
TX0001239664 / 1983-10-25
Supplemented by: TX0004797218 / 1997-07-31
Title:	Through the seasons with Snoopy / designed by Terry Flanagan.

Title:	United Feature comics.
Issues Registered:

v. 44, no. 14, 4Apr83. Created 1983; Pub. 1983-04-04; Reg.
1994-08-11; TX0003911658

v. 44, no. 20, 16May83. Created 1983; Pub. 1983-05-16; Reg.
1994-05-31; TX0003817489

Title:	United feature comics.

Issues Registered: v. 44, no. 1, 3Jan83. Created 1983; Pub. 1983-01-03;
Reg. 1983-02-16; TX0001165933

v. 44, no. 2, 10Jan83. Created 1983; Pub. 1983-01-10; Reg. 1983-02-16;
TX0001070788

v. 44, no. 3, 17Jan83. Created 1983; Pub. 1983-01-17; Reg.
1983-02-16; TX0001165934

v. 44, no. 4, 24Jan83. Created 1983; Pub. 1983-01-24; Reg.
1983-02-16; TX0001165936

v. 44, no. 5, 31Jan83. Created 1983; Pub. 1983-01-31; Reg.
1983-02-16; TX0001070787

v. 44, no. 6, 7Feb83. Created 1983; Pub. 1983-02-07; Reg.
1983-04-07; TX0001101771

v. 44, no. 7, 14Feb83. Created 1983; Pub. 1983-02-14; Reg.
1983-04-07; TX0001101772

v. 44, no. 9, 28Feb83. Created 1983; Pub. 1983-02-28; Reg.
1983-04-07; TX0001101773

v. 44, no. 10, 7Mar83. Created 1983; Pub. 1983-03-07; Reg.
1983-04-07; TX0001101774

v. 44, no. 11, 14Mar83. Created 1983; Pub. 1983-03-14; Reg.
1983-04-07; TX0001101775

v. 44, no. 8, 21Feb83. Created 1983; Pub. 1983-03-21; Reg.
1983-03-21; TX0001099974

v. 44, no. 12, 21Mar83. Created 1983; Pub. 1983-03-21; Reg.
1983-04-07; TX0001101776

v. 44, no. 12, 21Mar83. Created 1983; Pub. 1983-03-21; Reg.
1983-04-11; TX0001101767

v. 44, no. 13, 28Mar83. Created 1983; Pub. 1983-03-28; Reg.
1983-04-07; TX0001101777

v. 44, no. 14, 4Apr83. Created 1983; Pub. 1983-04-04; Reg.
1983-04-25; TX0001124151

v. 44, no. 15, 11Apr83. Created 1983; Pub. 1983-04-11; Reg.
1983-04-25; TX0001102352

v. 44, no. 16, 18Apr83. Created 1983; Pub. 1983-04-18; Reg.
1983-04-25; TX0001102353

v. 44, no. 17, 25Apr83. Created 1983; Pub. 1983-04-25; Reg.
1983-06-06; TX0001129529

v. 44, no. 18, 2May83. Created 1983; Pub. 1983-05-02; Reg.
1983-06-06; TX0001129530

v. 44, no. 19, 9May83. Created 1983; Pub. 1983-05-09; Reg.
1983-06-06; TX0001129531

v. 44, no. 21, 23May83. (C.O. correspondence.) Created
1983; Pub. 1983-05-23; Reg. 1983-06-06; TX0001191201

v. 44, no. 22, 30May83. (C.O. correspondence.) Created
1983; Pub. 1983-05-30; Reg. 1983-06-06; TX0001191200

v. 44, no. 23, 6Jun83. Created 1983; Pub. 1983-06-06; Reg.
1983-06-24; TX0001170514

v. 44, no. 24, 13Jun83. Created 1983; Pub. 1983-06-13; Reg.
1983-06-24; TX0001170515

v. 44, no. 25, 20Jun83. Created 1983; Pub. 1983-06-20; Reg.
1983-06-24; TX0001170513

v. 44, no. 26, 27Jun83. Created 1983; Pub. 1983-06-27; Reg.
1983-07-18; TX0001169649

v. 44, no. 27, 4Jul83. Created 1983; Pub. 1983-07-04; Reg.
1983-07-22; TX0001170416

v. 44, no. 28, 11Jul83. Created 1983; Pub. 1983-07-11; Reg.
1983-07-18; TX0001169648

v. 44, no. 29, 18Jul83. Created 1983; Pub. 1983-07-18; Reg.
1983-07-22; TX0001154520

v. 44, no. 30, 25Jul83. Created 1983; Pub. 1983-07-25; Reg.
1983-08-19; TX0001190165

v. 44, no. 31, 1Aug83. Created 1983; Pub. 1983-08-01; Reg.
1983-08-19; TX0001170240

v. 44, no. 32, 8Aug83. Created 1983; Pub. 1983-08-08; Reg.
1983-08-19; TX0001190166

v. 44, no. 33, 15Aug83. (C.O. correspondence.) Created
1983; Pub. 1983-08-15; Reg. 1983-08-29; TX0001262966

v. 44, no. 34, 22Aug83. Created 1983; Pub. 1983-08-22; Reg.
1983-08-29; TX0001208120

v. 44, no. 35, 29Aug83. Created 1983; Pub. 1983-08-29; Reg.
1983-09-12; TX0001202832

v. 44, no. 36, 5Sep83. Created 1983; Pub. 1983-09-05; Reg.
1983-09-12; TX0001202833

v. 44, no. 37, 12Sep83. Created 1983; Pub. 1983-09-12; Reg.
1983-10-03; TX0001207080

v. 44, no. 38, 19Sep83. Created 1983; Pub. 1983-09-19; Reg.
1983-10-03; TX0001207074

v. 44, no. 39, 26Sep83. Created 1983; Pub. 1983-09-26; Reg.
1983-10-03; TX0001207077

v. 44, no. 40, 3Oct83. Created 1983; Pub. 1983-10-03; Reg.
1983-10-17; TX0001244929

v. 44, no. 41, 10Oct83. Created 1983; Pub. 1983-10-10; Reg.
1983-10-17; TX0001244928

v. 44, no. 42, 17Oct83. Created 1983; Pub. 1983-10-17; Reg.
1983-10-28; TX0001231932

v. 44, no. 43, 24Oct83. Created 1983; Pub. 1983-10-24; Reg.
1983-11-03; TX0001238676

v. 44, no. 44, 31Oct83. Created 1983; Pub. 1983-10-31; Reg.
1983-11-15; TX0001238883

v. 44, no. 45, 7Nov83. Created 1983; Pub. 1983-11-07; Reg.
1983-11-15; TX0001238884

v. 44, no. 46, 14Nov83. Created 1983; Pub. 1983-11-14; Reg.
1983-11-21; TX0001242948

v. 44, no. 47, 21Nov83. Created 1983; Pub. 1983-11-21; Reg.
1983-12-05; TX0001264813

v. 44, no. 48, 28Nov83. Created 1983; Pub. 1983-11-28; Reg.
1983-12-05; TX0001264812

v. 44, no. 49, 5Dec83. Created 1983; Pub. 1983-12-05; Reg.
1983-12-19; TX0001293280

v. 44, no. 50, 12Dec83. Created 1983; Pub. 1983-12-12; Reg.
1983-12-19; TX0001293279

v. 44, no. 51 (called 52), 19Dec83. Created 1983; Pub.
1983-12-19; Reg. 1984-01-03; TX0001293281

v. 44, no. 53, 26Dec83. (C.O. correspondence.) Created
1983; Pub. 1983-12-26; Reg. 1984-01-16; TX0001407897

Registration Number / Date:
PA0000182782 / 1983-07-18
Title:	What have we learned, Charlie Brown? / A Lee Mendelson,Bill Melendez production in association with Charles M. Schulz Creative Associates and United Media Productions; directed by Bill Melendez.

Registration Number / Date:
TX0001386443 / 1984-07-09
Title:	And the beagles and the bunnies shall lie down together: the theology of Peanuts / Charles M. Schulz.

Title:	Beagle bugle : quarterly newsletter of the Snoopy Fan Club.

Issues Registered:	v. 2, no. 1, spring 84. Created 1984; Pub. 1984-02-
01; Reg. 1984-05-21; TX0001391024
v. 2, no. 2, summer 84. Created 1984; Pub. 1984-05-15 (In notice:
1983); Reg. 1984-05-21; TX0001391025

Registration Number / Date:
PAu000625326 / 1984-02-09
Title:	The Charlie Brown & Snoopy show / a Lee Mendelson, Bill Melendez production in association with Charles M. Schulz Creative Associates and United Media Productions; directed by Sam Jaimes, Bill Melendez, Sam Nicholson et al.

Registration Number / Date:
TX0001454050 / 1984-11-06
Supplemented by: TX0004797233 / 1997-07-31
Title:	Charlie Brown is lost!

Registration Number / Date:
TX0004797233 / 1997-07-31
Supplement to: TX0001454050 / 1984
Title:	Charlie Brown is lost! By United Feature Syndicate, Inc.

Registration Number / Date:
VA0000173384 / 1984-12-06
Supplemented by: VA0000936024 / 1997-07-31
Title:	Early words : a coloring book.

Registration Number / Date:
VA0000936024 / 1997-07-31
Supplement to: VA0000173384 / 1984
Title:	Early words; a coloring book. By United Feature Syndicate, Inc. (Charlie Brown and the gang)

Registration Number / Date:
VA0000173386 / 1984-12-06
Supplemented by: VA0000936029 / 1997-07-31
Title:	A Friend for all seasons : a coloring book.

Registration Number / Date:
VA0000936029 / 1997-07-31
Supplement to: VA0000173386 / 1984
Title:	A friend for all seasons; a coloring book. By United Feature Syndicate, Inc. (Charlie Brown and the gang)

Registration Number / Date:
TX0001376521 / 1984-07-19
Title:	Is this good-bye, Charlie Brown? / Charles M. Schulz.

Registration Number / Date:
PA0000212615 / 1984-05-03
Title:	It's Flashbeagle, Charlie Brown / a Lee Mendelson-Bill Melendez production in association with Charles M. Shultz Creative Associates and United Media Productions; directed by Bill Melendez & Sam Jaimes.

Registration Number / Date:
VA0000154101 / 1984-05-01
Title:	Peanuts : [no.] 4382-2.

Registration Number / Date:
VA0000154100 / 1984-05-01
Title:	Peanuts puzzle : no. 4382-1.

Registration Number / Date:
VA0000154098 / 1984-05-01
Title:	Peanuts puzzle : no. 4382-3.

Registration Number / Date:
VA0000154099 / 1984-05-01
Title:	Peanuts puzzle : no. 4382-4.

Registration Number / Date:
VA0000173062 / 1984-12-06
Supplemented by: VA0000936027 / 1997-07-31

Registration Number / Date:
VA0000936027 / 1997-07-31
Supplement to: VA0000173062 / 1984
Title:	School days; a learn to read coloring book. By United Feature Syndicate, Inc. (Charlie Brown and the gang)

Registration Number / Date:
VA0000172615 / 1984-11-26
Title:	Snoopy, 25 piece puzzle : no. 4484-1.

Registration Number / Date:
VA0000172614 / 1984-11-26
Title:	Snoopy, 25 piece puzzle : no. 4484-2.

Registration Number / Date:
VA0000172613 / 1984-11-26
Title:	Snoopy, 25 piece puzzle : no. 4484-3.

Registration Number / Date:
VA0000172612 / 1984-11-26
Title:	Snoopy, 25 piece puzzle : [no.] 4484-4.

Registration Number / Date:
VA0000177827 / 1984-12-11
Title:	Snoopy card game : ages 6-10 : for 2 to 5 players : [no.] 4429.

Registration Number / Date:
VA0000177828 / 1984-12-11
Title:	The Snoopy game : ages 4-8 : for 2 to 4 players : [no.] 4413.

Registration Number / Date:
TX0001454051 / 1984-11-06
Supplemented by: TX0004797232 / 1997-07-31
Title:	Snoopy's brother comes to town.

Registration Number / Date:
TX0004797232 / 1997-07-31
Supplement to: TX0001454051 / 1984
Title:	Snoopy's brother comes to town. By United Feature Syndicate, Inc.

Registration Number / Date:
VA0000177656 / 1985-01-22
Title:	Snoopy's Christmastime coloring fun : Charlie Brown and the gang / designed by Terry Flanagan.

Registration Number / Date:
TX0001460667 / 1984-12-03
Title:	Things I've had to learn over and over and over (plus a few minor discoveries) / Charles M. Schulz.

Registration Number / Date:
VA0000173387 / 1984-12-06
Supplemented by: VA0000936028 / 1997-07-31
Title:	Travels with Snoopy : a coloring book.

Registration Number / Date:
VA0000936028 / 1997-07-31
Supplement to: VA0000173387 / 1984
Title:	Travels with Snoopy; a coloring book. By United Feature Syndicate, Inc. (Charlie Brown and the gang)

Title:	United feature comics.

Issues Registered:
v. 45, no. 1, 2Jan84. Created 1984; Pub. 1984-01-02; Reg.
1984-01-16; TX0001370300

v. 45, no. 2, 9Jan84. Created 1984; Pub. 1984-01-09; Reg.
1984-01-16; TX0001276451

v. 45, no. 3, 16Jan84. Created 1984; Pub. 1984-01-16; Reg.
1984-01-30; TX0001296771

v. 45, no. 4, 23Jan84. Created 1984; Pub. 1984-01-23; Reg.
1984-01-30; TX0001296770

v. 45, no. 5, 30Jan84. Created 1984; Pub. 1984-01-30; Reg.
1984-02-13; TX0001298253

v. 45, no. 6, 6Feb84. Created 1984; Pub. 1984-02-06; Reg.
1984-02-13; TX0001298252

v. 45, no. 8, 13Feb84. Created 1984; Pub. 1984-02-13; Reg.
1984-02-27; TX0001314639

v. 45, no. 9, 20Feb84. Created 1984; Pub. 1984-02-20; Reg.
1984-02-27; TX0001314640

v. 45, no. 10, 27Feb84. Created 1984; Pub. 1984-02-27; Reg.
1984-03-08; TX0001312761

v. 45, no. 11, 5Mar84. Created 1984; Pub. 1984-03-05; Reg.
1984-03-21; TX0001325609

v. 45, no. 12, 12Mar84. Created 1984; Pub. 1984-03-12; Reg.
1984-03-21; TX0001325608

v. 45, no. 13, 19Mar84. Created 1984; Pub. 1984-03-19; Reg.
1984-04-02; TX0001336496

v. 45, no. 14, 26Mar84. Created 1984; Pub. 1984-03-26; Reg.
1984-04-11; TX0001349109

v. 45, no. 15, 2Apr84. Created 1984; Pub. 1984-04-02; Reg.
1984-04-11; TX0001349108

v. 45, no. 16, 9Apr84. Created 1984; Pub. 1984-04-09; Reg.
1984-04-20; TX0001346126

v. 45, no. 17, 16Apr84. Created 1984; Pub. 1984-04-16; Reg.
1984-04-30; TX0001387768

v. 45, no. 18, 23Apr84. Created 1984; Pub. 1984-04-23; Reg.
1984-05-07; TX0001355789

v. 45, no. 19, 30Apr84. Created 1984; Pub. 1984-04-30; Reg.
1984-05-07; TX0001355788

v. 45, no. 20, 7May84. Created 1984; Pub. 1984-05-07; Reg.
1984-05-18; TX0001369853

v. 45, no. 21, 14May84. Created 1984; Pub. 1984-05-14; Reg.
1984-05-21; TX0001458082

v. 45, no. 22, 21May84. Created 1984; Pub. 1984-05-21; Reg.
1984-05-25; TX0001353958

v. 45, no. 23, 28May84. Created 1984; Pub. 1984-05-28; Reg.
1984-06-07; TX0001373189

v. 45, no. 24, 4Jun84. Created 1984; Pub. 1984-06-04; Reg.
1984-06-21; TX0001391326

v. 45, no. 25, 11Jun84. Created 1984; Pub. 1984-06-11; Reg.
1984-06-21; TX0001391327

v. 45, no. 26, 18Jun84. Created 1984; Pub. 1984-06-18; Reg.
1984-06-25; TX0001389977

v. 45, no. 27, 25Jun84. Created 1984; Pub. 1984-06-25; Reg.
1984-07-13; TX0001387646

v. 45, no. 28, 2Jul84. Created 1984; Pub. 1984-07-02; Reg.
1984-07-13; TX0001387644

v. 45, no. 29, 9Jul84. Created 1984; Pub. 1984-07-09; Reg.
1984-07-13; TX0001387645

v. 45, no. 30, 16Jul84. Created 1984; Pub. 1984-07-16; Reg.
1984-07-26; TX0001406174

v. 45, no. 31, 23Jul84. Created 1984; Pub. 1984-07-23; Reg.
1984-08-10; TX0001419438

v. 45, no. 32, 30Jul84. Created 1984; Pub. 1984-07-30; Reg.
1984-08-10; TX0001419437

v. 45, no. 33, 6Aug84. Created 1984; Pub. 1984-08-06; Reg.
1984-08-22; TX0001405825

v. 45, no. 34, 13Aug84. Created 1984; Pub. 1984-08-13; Reg.
1984-08-22; TX0001405824

v. 45, no. 35, 20Aug84. Created 1984; Pub. 1984-08-20; Reg.
1984-09-07; TX0001419440

v. 45, no. 36, 27Aug84. Created 1984; Pub. 1984-08-27; Reg.
1984-09-07; TX0001419439

v. 45, no. 37, 3Sep84. Created 1984; Pub. 1984-09-03; Reg.
1984-09-20; TX0001433516

v. 45, no. 38, 10Sep84. Created 1984; Pub. 1984-09-10; Reg.
1984-09-20; TX0001433518

v. 45, no. 39, 17Sep84. Created 1984; Pub. 1984-09-17; Reg.
1984-09-24; TX0001422581

v. 45, no. 40, 24Sep84. Created 1984; Pub. 1984-09-24; Reg.
1984-10-12; TX0001437508

v. 45, no. 41, 1Oct84. Created 1984; Pub. 1984-10-01; Reg.
1984-10-12; TX0001437503

v. 45, no. 42, 8Oct84. Created 1984; Pub. 1984-10-08; Reg.
1984-10-22; TX0001457773

v. 45, no. 43, 15Oct84. Created 1984; Pub. 1984-10-15; Reg.
1984-10-25; TX0001469999

v. 45, no. 44, 22Oct84. Created 1984; Pub. 1984-10-22; Reg.
1984-11-02; TX0001464399

v. 45, no. 45, 29Oct84. Created 1984; Pub. 1984-10-29; Reg.
1984-11-13; TX0001457982

v. 45, no. 46, 5Nov84. Created 1984; Pub. 1984-11-05; Reg.
1984-11-13; TX0001457983

v. 45, no. 47, 12Nov84. Created 1984; Pub. 1984-11-12; Reg.
1984-11-20; TX0001471227

v. 45, no. 48, 19Nov84. Created 1984; Pub. 1984-11-19; Reg.
1984-11-28; TX0001522421

v. 45, no. 49, 26Nov84. Created 1984; Pub. 1984-11-26; Reg.
1984-12-03; TX0001500582

v. 45, no. 50, 3Dec84. Created 1984; Pub. 1984-12-03; Reg.
1984-12-11; TX0001501548

v. 45, no. 51, 10Dc84. Created 1984; Pub. 1984-12-10; Reg.
1984-12-21; TX0001497651

v. 45, no. 52, 17Dec84. Created 1984; Pub. 1984-12-17; Reg.
1984-12-31; TX0001496545

v. 45, no. 53, 24Dec84. Created 1984; Pub. 1984-12-24; Reg.
1985-01-08; TX0001492046

v. 45, no. 54, 31Dec84. Created 1984; Pub. 1984-12-31; Reg.
1985-01-23; TX0001509648

Registration Number / Date:
VA0000173385 / 1984-12-06
Supplemented by: VA0000936026 / 1997-07-31
Title:	Woodstock's woodland adventures : a coloring book.

Registration Number / Date:
VA0000936026 / 1997-07-31
Supplement to: VA0000173385 / 1984
Title:	Woodstock's woodland adventures; a coloring book.
By United Feature Syndicate, Inc. (Charlie Brown and the gang)

Registration Number / Date:
VA0000173063 / 1984-12-06
Supplemented by: VA0000936025 / 1997-07-31
Title:	You're a good sport, Charlie Brown : a coloring book.

Registration Number / Date:
VA0000936025 / 1997-07-31
Supplement to: VA0000173063 / 1984
Title:	You're a good sport, Charlie Brown; a coloring book.
By United Feature Syndicate, Inc. (Charlie Brown and the gang)

Registration Number / Date:
TX0001698321 / 1985-11-20
Title:	Big league Peanuts / by Charles M. Schulz.

Registration Number / Date:
PAu000794290 / 1985-10-29
Title:	Charlie Brown and Snoopy show / a Lee Mendelson-Bill Melendez production in association with Charles M. Schulz Creative Associates and United Media Productions; series director, Bill Melendez.

Type of Work:	Visual Material
Registration Number / Date:
VA0000207212 / 1985-11-19
Title:	Charlie Brown Magic picture riddle book : based on the Charles M. Schulz characters / designed by Terry Flanagan.

Type of Work:	Motion Picture
Registration Number / Date:
PA0000273026 / 1985-05-30
Title:	It's your 20th TV anniversary, Charlie Brown

Type of Work:	Visual Material
Registration Number / Date:
VA0000212872 / 1985-07-23
Title:	Peanuts 100 puzzle pieces

Registration Number / Date:
VA0000212874 / 1985-07-23
Title:	Peanuts 100 puzzle pieces : no. 4382-6.

Registration Number / Date:
VA0000212873 / 1985-07-23
Title:	Peanuts 100 puzzle pieces : no. 4382-7.

Registration Number / Date:
VA0000212871 / 1985-07-23
Title:	Peanuts 100 puzzle pieces : no. 4382-8.

Registration Number / Date:
VA0000219579 / 1985-11-19
Title:	Snoopy paint with water.

Registration Number / Date:
PA0000250067 / 1985-04-08
Title:	Snoopy's getting married, Charlie Brown / a Lee Mendelson-Bill Melendez production in association with Charles M. Shultz Creative Associates and United Features Syndicate, Inc. ; directed by Bill Melendez.

Title:	United feature comics.

Issues Registered:

v. 46, no. 1, 7Jan85. Created 1985; Pub. 1985-01-07 (In
notice: 1984); Reg. 1985-01-23; TX0001509649

v. 46, no. 2, 14Jan85. Created 1985; Pub. 1985-01-14 (In
notice: 1984); Reg. 1985-02-11; TX0001520460

v. 46, no. 3, 21Jan85. Created 1985; Pub. 1985-01-15 (In
notice: 1984); Reg. 1985-02-11; TX0001520458

v. 46, no. 4, 28Jan85. (C.O. correspondence.) Created 1985;
Pub. 1985-01-28; Reg. 1985-02-19; TX0001600361

v. 46, no. 5, 4Feb85. Created 1985; Pub. 1985-02-04; Reg.
1985-02-28; TX0001526352

v. 46, no. 6, 11Feb85. Created 1985; Pub. 1985-02-11; Reg.
1985-02-28; TX0001524272

v. 46, no. 7, 18Feb85. Created 1985; Pub. 1985-02-18; Reg.
1985-03-19; TX0001542118

v. 46, no. 8, 25Feb85. Created 1985; Pub. 1985-02-25; Reg.
1985-03-28; TX0001556604

v. 46, no. 9, 4Mar85. Created 1985; Pub. 1985-03-04; Reg.
1985-03-28; TX0001556608

v. 46, no. 10, 11Mar85. Created 1985; Pub. 1985-03-11; Reg.
1985-03-28; TX0001556605

v. 46, no. 11, 18Mar85. Created 1985; Pub. 1985-03-18; Reg.
1985-04-12; TX0001615095

v. 46, no. 12, 25Mar85. Created 1985; Pub. 1985-03-25; Reg.
1985-04-12; TX0001593275

v. 46, no. 13, 1Apr85. Created 1985; Pub. 1985-04-01; Reg.
1985-04-12; TX0001593347

v. 46, no. 14, 8Apr85. Created 1985; Pub. 1985-04-08; Reg.
1985-04-29; TX0001575994

v. 46, no. 15, 15Apr85. Created 1985; Pub. 1985-04-15; Reg.
1985-04-29; TX0001575993

v. 46, no. 17, 29Apr85. Created 1985; Pub. 1985-04-19; Reg.
1985-05-24; TX0001609067

v. 46, no. 16, 22Apr85. Created 1985; Pub. 1985-04-22; Reg.
1985-04-29; TX0001575992

v. 46, no. 18, 6May85. Created 1985; Pub. 1985-05-06; Reg.
1985-05-24; TX0001609076

v. 46, no. 19, 13May85. Created 1985; Pub. 1985-05-13; Reg.
1985-05-24; TX0001582471

v. 46, no. 20, 20May85. Created 1985; Pub. 1985-05-20; Reg.
1985-06-26; TX0001600009

v. 46, no. 21, 27May85. Created 1985; Pub. 1985-05-27; Reg.
1985-06-26; TX0001625812

v. 46, no. 22, 3Jun85. Created 1985; Pub. 1985-06-03; Reg.
1985-06-26; TX0001600011

v. 46, no. 23, 10Jun85. Created 1985; Pub. 1985-06-10; Reg.
1985-06-26; TX0001600018

v. 46, no. 24, 17Jun85. Created 1985; Pub. 1985-06-10; Reg.
1985-06-26; TX0001600010

v. 46, no. 25, 24Jun85. Created 1985; Pub. 1985-06-24; Reg.
1985-07-23; TX0001624006

v. 46, no. 26, 1Jul85. Created 1985; Pub. 1985-07-01; Reg.
1985-07-23; TX0001628590

v. 46, no. 27, 8Jul85. Created 1985; Pub. 1985-07-08; Reg.
1985-07-23; TX0001624008

v. 46, no. 28, 15Jul85. Created 1985; Pub. 1985-07-15; Reg.
1985-08-12; TX0001648622

v. 46, no. 29, 22Jul85. Created 1985; Pub. 1985-07-22; Reg.
1985-08-26; TX0001654686

v. 46, no. 30, 29Jul85. Created 1985; Pub. 1985-07-29; Reg.
1985-08-12; TX0001648624

v. 46, no. 31, 5Aug85. Created 1985; Pub. 1985-08-05; Reg.
1985-08-16; TX0001645770

v. 46, no. 32, 12Aug85. Created 1985; Pub. 1985-08-12; Reg.
1985-08-26; TX0001654684

v. 46, no. 33, 19Aug85. Created 1985; Pub. 1985-08-19; Reg.
1985-08-26; TX0001654682

v. 46, no. 34, 26Aug85. Created 1985; Pub. 1985-08-26; Reg.
1985-10-03; TX0001668501

v. 46, no. 35, 2Sep85. Created 1985; Pub. 1985-09-02; Reg.
1985-10-03; TX0001668508

v. 46, no. 36, 9Sep85. Created 1985; Pub. 1985-09-09; Reg.
1985-10-03; TX0001668502

v. 46, no. 37, 16Sep85. Created 1985; Pub. 1985-09-16; Reg.
1985-10-03; TX0001668504

v. 46, no. 38, 23Sep85. Created 1985; Pub. 1985-09-23; Reg.
1985-10-03; TX0001668506

v. 46, no. 39, 30Sep85. Created 1985; Pub. 1985-09-30; Reg.
1985-11-04; TX0001722232

v. 46, no. 40, 7Oct85. Created 1985; Pub. 1985-10-07; Reg.
1985-11-04; TX0001698843

v. 46, no. 41, 14Oct85. Created 1985; Pub. 1985-10-14; Reg.
1985-11-04; TX0001717374

v. 46, no. 42, 21Oct85. Created 1985; Pub. 1985-10-21; Reg.
1985-11-04; TX0001690187

v. 46, no. 43, 28Oct85. Created 1985; Pub. 1985-10-28; Reg.
1985-12-02; TX0001713586

v. 46, no. 44, 4Nov85. Created 1985; Pub. 1985-11-04; Reg.
1985-12-02; TX0001713588

v. 46, no. 45, 11Nov85. Created 1985; Pub. 1985-11-11; Reg.
1985-12-02; TX0001713587

v. 46, no. 46, 18Nov85. Created 1985; Pub. 1985-11-18; Reg.
1985-12-02; TX0001713585

v. 46, no. 47, 25Nov85. Created 1985; Pub. 1985-11-25; Reg.
1985-12-17; TX0001716399

v. 46, no. 48, 2Dec85. Created 1985; Pub. 1985-12-02; Reg.
1985-12-17; TX0001712987

v. 46, no. 49, 9Dec85. Created 1985; Pub. 1985-12-09; Reg.
1986-01-29; TX0001746119

v. 46, no. 50, 16Dec85. Created 1985; Pub. 1985-12-16; Reg.
1986-01-15; TX0001758239

v. 46, no. 51, 23Dec85. Created 1985; Pub. 1985-12-23; Reg.
1986-01-15; TX0001758238

v. 46, no. 52, 30Dec85. Created 1985; Pub. 1985-12-30; Reg.
1986-01-29; TX0001746118

Title:	United Feature comics.

Issues Registered:	v. 46, no. 3, 21Jan85. Created 1985; Pub. 1985-01-21; Reg.
1994-05-31; TX0003817490

Registration Number / Date:
TX0001693771 / 1985-11-15
Title:	You don't look 35, Charlie Brown! / Charles M. Schulz.

Registration Number / Date:
PA0000288339 / 1985-11-21
Title:	You're a good man, Charlie Brown / a Lee Mendelson-Bill Melendez production in association with Charles Schulz Creative Associates and United Media Productions; directed by Sam Jaimes.

Registration Number / Date:
PA0000289032 / 1986-01-16
Title:	Happy new year, Charlie Brown / a Lee Mendelson, Bill Melendez production in association with Charles M. Schulz Creative Associates and United Media Productions; directed by Bill Melendez and Sam Jaimes.

Registration Number / Date:
VA0000260430 / 1987-04-15
Title:	Happy New Year, Charlie Brown / Charles M. Schulz.

Registration Number / Date:
VA0000237668 / 1986-09-12
Title:	Snoopy does it all! / designed by Terry Flanagan; written by Emma Bruns.

Registration Number / Date:
VA0000260876 / 1987-04-15
Title:	Snoopy's getting married, Charlie Brown / Charles M. Schulz.

Title:	United Feature comics.

Issues Registered:

v. 47, no. 38, 22Sep86. Created 1986; Pub. 1986-09-22; Reg.
1994-05-31; TX0003817491

v. 47, no. 41, 13Oct86. Created 1986; Pub. 1986-10-13; Reg.
1994-05-31; TX0003817492

v. 47, no. 47, 24Nov86. Created 1986; Pub. 1986-11-24; Reg.
1994-05-31; TX0003817493

v. 47, no. 48, 1Dec86. Created 1986; Pub. 1986-12-01; Reg.
1994-05-31; TX0003817494

Title:	United feature comics.

Issues Registered:

v. 47, no. 1, 6Jan86. (C.O. correspondence.) Created 1986;
Pub. 1986-01-06; Reg. 1986-01-31; TX0001796053

v. 47, no. 2, 13Jan86. (C.O. correspondence.) Created 1986;
Pub. 1986-01-13; Reg. 1986-01-31; TX0001796054

v. 47, no. 3, 20Jan86. Created 1986; Pub. 1986-01-20; Reg.
1986-03-05; TX0001773705

v. 47, no. 4, 27Jan86. Created 1986; Pub. 1986-01-27; Reg.
1986-03-05; TX0001773706

v. 47, no. 5, 5Feb86. Created 1986; Pub. 1986-02-03; Reg.
1986-03-05; TX0001773701

v. 47, no. 6, 10Feb86. Created 1986; Pub. 1986-02-10; Reg.
1986-03-05; TX0001773699

v. 47, no. 7, 17Feb86. Created 1986; Pub. 1986-02-17; Reg.
1986-03-05; TX0001773697

v. 47, no. 8, 24Feb86. Created 1986; Pub. 1986-02-24; Reg.
1986-04-07; TX0001809940

v. 47, no. 9, 3Mar86. Created 1986; Pub. 1986-03-03; Reg.
1986-04-07; TX0001809932

v. 47, no. 10, 10Mar86. Created 1986; Pub. 1986-03-10; Reg.
1986-04-07; TX0001809934

v. 47, no. 11, 17Mar86. Created 1986; Pub. 1986-03-17; Reg.
1986-04-07; TX0001809936 SEE ALSO v. 47, no. 11, 17Mar86. Reg. 1991-
09-23; TX0003193374

v. 47, no. 11, 17Mar86 SUPPLEMENTARY REG. for:
TX0001809936, 1986 Appl. title: United Feature comics (on original appl.: United Feature Syndicate) Appl. author: United Feature
Syndicate, Inc. (on original appl.: United Feature Syndicate) Reg.
1991-09-23; TX0003193374

v. 47, no. 12, 24Mar86. Created 1986; Pub. 1986-03-24; Reg.
1986-04-07; TX0001809938

v. 47, no. 13, 31Mar86. Created 1986; Pub. 1986-03-31; Reg.
1986-07-02; TX0001860592

v. 47, no. 14, 7Apr86. Created 1986; Pub. 1986-04-07; Reg.
1986-07-02; TX0001860591

v. 47, no. 15, 14Apr86. Created 1986; Pub. 1986-04-14; Reg.
1986-07-02; TX0001872333

v. 47, no. 16, 21Apr86. Created 1986; Pub. 1986-04-21; Reg.
1986-07-02; TX0001872334

v. 47, no. 17, 28Apr86. Created 1986; Pub. 1986-04-28; Reg.
1986-07-02; TX0001872335

v. 47, no. 18, 5May86. Created 1986; Pub. 1986-05-05; Reg.
1986-07-02; TX0001855839

v. 47, no. 19, 12May86. Created 1986; Pub. 1986-05-12; Reg.
1986-07-02; TX0001855838

v. 47, no. 20, 19May86. Created 1986; Pub. 1986-05-19; Reg.
1986-07-02; TX0001855837

v. 47, no. 21, 26May86. Created 1986; Pub. 1986-05-26; Reg.
1986-07-02; TX0001855836

v. 47, no. 22, 2Jun86. Created 1986; Pub. 1986-06-02; Reg.
1986-07-02; TX0001855835

v. 47, no. 23, 9Jun86. Created 1986; Pub. 1986-06-09; Reg.
1986-07-02; TX0001860593

v. 47, no. 24, 16Jun86. Created 1986; Pub. 1986-06-16; Reg.
1986-07-02; TX0001872332

v. 47, no. 25, 23Jun86. Created 1986; Pub. 1986-06-23; Reg.
1986-07-02; TX0001872336

v. 47, no. 26, 30Jun86. Created 1986; Pub. 1986-06-30; Reg.
1986-07-14; TX0001886106

v. 47, no. 27, 7Jul86. Created 1986; Pub. 1986-07-07; Reg.
1986-07-14; TX0001886104

v. 47, no. 28, 14Jul86. Created 1986; Pub. 1986-07-14; Reg.
1986-07-23; TX0001886849

v. 47, no. 29, 21Jul86. Created 1986; Pub. 1986-07-21; Reg.
1986-07-28; TX0001880453

v. 47, no. 30, 28Jul86. Created 1986; Pub. 1986-07-28; Reg.
1986-08-06; TX0001889045

v. 47, no. 31, 4Aug86. Created 1986; Pub. 1986-08-04; Reg.
1986-08-18; TX0001899867

v. 47, no. 32, 11Aug86. Created 1986; Pub. 1986-08-11; Reg.
1986-08-18; TX0001899870

v. 47, no. 33, 18Aug86. Created 1986; Pub. 1986-08-18; Reg.
1986-10-03; TX0001924236

v. 47, no. 34, 25Aug86. Created 1986; Pub. 1986-08-25; Reg.
1986-10-03; TX0001924240

v. 47, no. 35, 1Sep86. Created 1986; Pub. 1986-09-01; Reg.
1986-10-03; TX0001924237

v. 47, no. 36, 8Sep86. Created 1986; Pub. 1986-09-08; Reg.
1986-10-03; TX0001924239

v. 47, no. 37, 15Sep86. Created 1986; Pub. 1986-09-15; Reg.
1986-10-03; TX0001924238

v. 47, no. 39, 29Sep86. Created 1986; Pub. 1986-09-29; Reg.
1986-11-06; TX0001937909

v. 47, no. 40, 6Oct86. Created 1986; Pub. 1986-10-06; Reg.
1986-11-06; TX0001938580

v. 47, no. 41, 13Oct86. Created 1986; Pub. 1986-10-13; Reg.
1986-10-24; TX0001935719

v. 47, no. 42, 20Oct86. Created 1986; Pub. 1986-10-20; Reg.
1986-11-06; TX0001949419

v. 47, no. 43, 27Oct86. Created 1986; Pub. 1986-10-27; Reg.
1986-11-21; TX0001949406

v. 47, no. 44, 3Nov86. Created 1986; Pub. 1986-11-03; Reg.
1986-11-21; TX0001949411

v. 47, no. 45, 10Nov86. Created 1986; Pub. 1986-11-10; Reg.
1986-11-21; TX0001949408

v. 47, no. 46, 17Nov86. Created 1986; Pub. 1986-11-17; Reg.
1986-12-30; TX0001987335

v. 47, no. 49, 8Dec86. Created 1986; Pub. 1986-12-08; Reg.
1986-12-30; TX0001987336

v. 47, no. 49, 8Dec86. Created 1986; Pub. 1986-12-08; Reg.
1987-02-04; TX0001998272

v. 47, no. 51, 22Dec86. (C.O. correspondence.) Created
1986; Pub. 1986-12-22; Reg. 1987-02-04; TX0002023840

v. 47, no. 52, 29Dec86. Created 1986; Pub. 1986-12-29; Reg.
1987-03-09; TX0002027575

Registration Number / Date:
TX0004522859 / 1997-07-31
Supplement to: TX0002091426 / 1987
Title:	Dogs don't eat dessert. By Charles M. Schulz.

Registration Number / Date:
TX0002091426 / 1987-04-13
Supplemented by: TX0004522859 / 1997-07-31
Title:	Dogs don't eat dessert / Charles M. Schulz.

Registration Number / Date:
SR0000087099 / 1987-09-22
Title:	He's your dog, Charlie Brown.

Registration Number / Date:
TX0002184358 / 1987-11-20
Title:	Let's fly a kite, Charlie Brown! : a book about the seasons/ Peanuts characters created and drawn by Charles M.
Schulz ; text by Harry Coe Verr ; backgrounds illustrated by Art and Kim Ellis.

Registration Number / Date:
VA0000293510 / 1988-02-09
Title:	Snoopy and friends.

Registration Number / Date:
VA0000280622 / 1987-10-30
Title:	Snoopy and friends : a big coloring book : [no.] 1110.

Registration Number / Date:
VA0000280620 / 1987-10-30
Title:	Snoopy and friends : a big coloring book : [no.] 1110.

Registration Number / Date:
VA0000287099 / 1987-12-10
Title:	Snoopy and friends coloring book : no. 3293.

Registration Number / Date:
VA0000280618 / 1987-10-30
Title:	Snoopy and friends Paint with Water : [no.] 1798.

Registration Number / Date:
VA0000280628 / 1987-10-30
Title:	Snoopy and friends sticker fun : [no.] 2326.

Registration Number / Date:
SR0000087101 / 1987-09-22
Title:	Snoopy, come home.

Registration Number / Date:
TX0002192240 / 1987-11-30
Title:	Snoopy's 1, 2, 3 / Peanuts characters created and drawn by Charles M. Schulz ; text by Nancy Hall ; background ill. by Art and Kim Ellis.

Registration Number / Date:
TX0002192239 / 1987-11-30
Title:	Snoopy's A B C's / Peanuts characters created and drawn by Charles M. Schulz ; text by Nancy Hall ; background ill. by Art and Kim Ellis.

Registration Number / Date:
TX0002201622 / 1987-11-30
Title:	Snoopy's a little help from my friend / Peanuts characters created and drawn by Charles M. Schulz ; text by Justine Korman ; backgrounds illustrated by Art and Kim Ellis.

Registration Number / Date:
TX0002192243 / 1987-11-30
Title:	Snoopy's book of colors / Peanuts characters created and drawn by Charles M. Schulz ; text by Nancy Hall; background ill. by Art and Kim Ellis.

Registration Number / Date:
TX0002192242 / 1987-11-30
Title:	Snoopy's book of opposites / Peanuts characters created and drawn by Charles M. Schulz ; text by Nancy Hall; background ill. by Art and Kim Ellis.

Registration Number / Date:
TX0002192218 / 1987-11-30
Title:	Snoopy's book of shapes / Peanuts characters created and drawn by Charles M. Schulz ; text by Nancy Hall ; background ill. by Art and Kim Ellis.

Registration Number / Date:
TX0002192241 / 1987-11-30
Title:	Snoopy's word book / Peanuts characters created and drawn by Charles M. Schulz ; text by Nancy Hall ; background ill. by Art and Kim Ellis.

Title:	United feature comics.

Issues Registered:

v. 48, no. 1, 5Jan87. Created 1987; Pub. 1987-01-05 (In
notice: 1986); Reg. 1987-03-09; TX0002027581

v. 48, no. 2, 12Jan87. Created 1987; Pub. 1987-01-12; Reg.
1987-03-09; TX0002027582

v. 48, no. 3, 19Jan87. Created 1987; Pub. 1987-01-19; Reg.
1987-03-09; TX0002027576

v. 48, no. 4, 26Jan87. Created 1987; Pub. 1987-01-26; Reg.
1987-03-09; TX0002027583

v. 48, no. 5, 2Feb87; Created 1987; Pub. 1987-02-02; Reg.
1987-03-25; TX0002038429

v. 48, no. 6, 9Feb87. Created 1987; Pub. 1987-02-09; Reg.
1987-03-25; TX0002033555

v. 48, no. 7, 16Feb87. Created 1987; Pub. 1987-02-16; Reg.
1987-03-25; TX0002038428

v. 48, no. 8, 23Feb87. Created 1987; Pub. 1987-02-16; Reg.
1987-03-25; TX0002033554

v. 48, no. 9, 2Mar87. Created 1987; Pub. 1987-03-02; Reg.
1987-03-25; TX0002038430

v. 48, no. 10, 9Mar87. Created 1987; Pub. 1987-03-09; Reg.
1987-03-25; TX0002033557

v. 48, no. 11, 16Mar87. Created 1987; Pub. 1987-03-16; Reg.
1987-03-29; TX0002033665

v. 48, no. 12, 23Mar87. Created 1987; Pub. 1987-03-23; Reg.
1987-04-13; TX0002057837

v. 48, no. 13, 30Mar87. (C.O. correspondence.) Created
1987; Pub. 1987-03-30; Reg. 1987-04-13; TX0002087588

v. 48, no. 14, 6Apr87. Created 1987; Pub. 1987-04-06; Reg.
1987-04-14; TX0002057857

v. 48, no. 15, 13Apr87. Created 1987; Pub. 1987-04-13; Reg.
1987-04-24; TX0002058077

v. 48, no. 16, 20Apr87. Created 1987; Pub. 1987-04-20; Reg.
1987-05-04; TX0002066857

v. 48, no. 17, 27Apr87. Created 1987; Pub. 1987-04-27; Reg.
1987-05-06; TX0002087576

v. 48, no. 18, 4May87. Created 1987; Pub. 1987-05-04; Reg.
1987-05-11; TX0002057746

v. 48, no. 19, 11May87. Created 1987; Pub. 1987-05-11; Reg.
1987-06-01; TX0002086006

v. 48, no. 20, 18May87. Created 1987; Pub. 1987-05-18; Reg.
1987-06-03; TX0002092997

v. 48, no. 21, 25May87. Created 1987; Pub. 1987-05-25; Reg.
1987-06-05; TX0002092798

v. 48, no. 22, 1Jun87. Created 1987; Pub. 1987-06-01; Reg.
1987-06-12; TX0002090925

v. 48, no. 23, 8Jun87. Created 1987; Pub. 1987-06-08; Reg.
1987-06-17; TX0002088812

v. 48, no. 24, 15Jun87. Created 1987; Pub. 1987-06-15; Reg.
1987-06-25; TX0002102250

v. 48, no. 25, 22Jun87. Created 1987; Pub. 1987-06-22; Reg.
1987-07-13; TX0002102557

v. 48, no. 26, 29Jun87. Created 1987; Pub. 1987-06-29; Reg.
1987-07-15; TX0002108035

v. 48, no. 27, 6Jul87. Created 1987; Pub. 1987-07-06; Reg.
1987-07-22; TX0002117543

v. 48, no. 28, 13Jul87. Created 1987; Pub. 1987-07-13; Reg.
1987-08-03; TX0002140243

v. 48, no. 29, 20Jul87. Created 1987; Pub. 1987-07-20; Reg.
1987-08-12; TX0002143137

v. 48, no. 30, 27Jul87. Created 1987; Pub. 1987-07-27; Reg.
1987-08-17; TX0002170403

v. 48, no. 31, 3Aug87. Created 1987; Pub. 1987-08-03; Reg.
1987-08-21; TX0002133132

v. 48, no. 32, 10Aug87. Created 1987; Pub. 1987-08-10; Reg.
1987-08-26; TX0002137099

v. 48, no. 33, 17Aug87. Created 1987; Pub. 1987-08-17; Reg.
1987-09-14; TX0002196990

v. 48, no. 34, 24Aug87. Created 1987; Pub. 1987-08-24; Reg.
1987-09-14; TX0002146581

v. 48, no. 35, 31Aug87. Created 1987; Pub. 1987-08-31; Reg.
1987-09-16; TX0002196991

v. 48, no. 36, 7Sep87. Created 1987; Pub. 1987-09-07; Reg.
1987-09-21; TX0002199889

v. 48, no. 37, 14Sep87. Created 1987; Pub. 1987-09-14; Reg.
1987-10-21; TX0002169755

v. 48, no. 38, 21Sep87. Created 1987; Pub. 1987-09-21; Reg.
1987-10-20; TX0002171478

v. 48, no. 39, 28Sep87. Created 1987; Pub. 1987-09-28; Reg.
1987-10-20; TX0002171479

v. 48, no. 40, 5Oct87. Created 1987; Pub. 1987-10-05; Reg.
1987-10-26; TX0002183817

v. 48, no. 41, 12Oct87. Created 1987; Pub. 1987-10-12; Reg.
1987-11-09; TX0002195048

v. 48, no. 42, 19Oct87. Created 1987; Pub. 1987-10-19; Reg.
1987-11-17; TX0002196291

v. 48, no. 43, 26Oct87. Created 1987; Pub. 1987-10-26; Reg.
1987-11-20; TX0002200549

v. 48, no. 44, 2Nov87. Created 1987; Pub. 1987-11-02; Reg.
1987-12-11; TX0002215134

v. 48, no. 45, 9Nov87. Created 1987; Pub. 1987-11-09; Reg.
1987-12-11; TX0002215136

v. 48, no. 46, 16Nov87. Created 1987; Pub. 1987-11-16; Reg.
1987-12-11; TX0002215138

v. 48, no. 47, 23Nov87. Created 1987; Pub. 1987-11-23; Reg.
1987-12-11; TX0002215139

v. 48, no. 48, 30Nov87. Created 1987; Pub. 1987-11-30; Reg.
1987-12-11; TX0002215142

v. 48, no. 49, 7Dec87. Created 1987; Pub. 1987-12-07; Reg.
1988-01-26; TX0002252792

v. 48, no. 50, 14Dec87. Created 1987; Pub. 1987-12-14; Reg.
1988-01-26; TX0002252793

v. 48, no. 51, 21Dec87. Created 1987; Pub. 1987-12-21; Reg.
1988-02-11; TX0002257939

v. 48, no. 52, 28Dec87. Created 1987; Pub. 1987-12-28; Reg.
1988-02-02; TX0002270408

Registration Number / Date:
TX0004522861 / 1997-07-31
Supplement to: TX0002175806 / 1987
Title:	You're on the wrong foot again, Charlie Brown. By Charles M. Schulz.

Registration Number / Date:
TX0002175806 / 1987-10-16
Supplemented by: TX0004522861 / 1997-07-31
Title:	You're on the wrong foot again, Charlie Brown / Charles M. Schulz.

Registration Number / Date:
PA0000400650 / 1988-11-08
Title:	The Birth of the Constitution.

Registration Number / Date:
TX0002855696 / 1988-01-26
Title:	By supper possessed / Charles M. Schulz.

Registration Number / Date:
TX0002387040 / 1988-09-06
Title:	A Charlie Brown Christmas / Peanuts characters created and drawn by Charles M. Schulz ; text adapted by Diane Namm; background ill. by Art and Kim Ellis.

Registration Number / Date:
TX0004522863 / 1997-07-31
Supplement to: TX0002460911 / 1988
Title:	Charlie Brown: this is your life. By Charles M. Schulz.

Registration Number / Date:
TX0002460911 / 1988-12-13
Supplemented by: TX0004522863 / 1997-07-31
Title:	Charlie Brown : this is your life / Schulz.

Registration Number / Date:
SR0000099426 / 1988-12-23
Title:	Charlie Brown's all-stars.

Registration Number / Date:
TX0002347287 / 1988-06-30
Title:	Charlie Brown's two-minute stories / drawn by Charles M. Schulz ; text by Margo Lundell ; background ill. by Art and Kim Ellis.

Registration Number / Date:
TX0002325808 / 1988-05-05
Title:	Come back, Snoopy / Peanuts characters created and drawn by Charles M. Schulz ; text by Norma Simone ; background ill. by Art and Kim Ellis.

Registration Number / Date:
TX0002241194 / 1988-02-12
Title:	Here's Snoopy! / Peanuts characters created and drawn by Charles M. Schulz ; text by Diane Namm : background ill. by Art and Kim Ellis.

Registration Number / Date:
TX0002424573 / 1988-10-20
Title:	It's how you play the game / Peanuts characters created and drawn by Charles M. Schulz ; text by Justine Korman ; background ill. by Art and Kim Ellis.

Registration Number / Date:
PA0000408542 / 1988-10-11
Title:	It's the girl in the red truck, Charlie Brown.

Registration Number / Date:
PA0000404376 / 1988-11-02
Title:	The Mayflower voyagers.

Registration Number / Date:
PA0000404342 / 1988-11-21
Title:	The NASA space station.

Registration Number / Date:
TX0002584608 / 1988-12-14
Title:	Sally : school is my world / [Charles M. Schulz].

Registration Number / Date:
TX0004522860 / 1997-07-31
Supplement to: TX0002463443 / 1988
Title:	Schroeder: music is my life. By Charles M. Schulz.

Registration Number / Date:
TX0002463443 / 1988-12-13
Supplemented by: TX0004522860 / 1997-07-31
Title:	Schroeder : music is my life / Charles M. Schulz.

Registration Number / Date:
VA0000318005 / 1988-06-30
Title:	Snoopy and friends : [a deluxe color/activity book]

Registration Number / Date:
VA0000320067 / 1988-09-06
Title:	Snoopy and friends Paint 'n' Marker book : high quality paper for paints, markers, crayons, pencils.

Registration Number / Date:
TX0002686075 / 1989-06-27
Title:	Snoopy in fashion / Connie Boucher, Kazuko Koike ; photos. by Taishi Hirokawa.

Registration Number / Date:
TX0004522864 / 1997-07-31
Supplement to: TX0002460912 / 1988
Title:	Snoopy: my greatest adventures. By Charles M. Schulz.

Registration Number / Date:
TX0002460912 / 1988-12-13
Supplemented by: TX0004522864 / 1997-07-31
Title:	Snoopy : my greatest adventures / Schulz.

Registration Number / Date:
PA0000367855 / 1988-02-09
Title:	Snoopy, the musical / a Lee Mendelson, Bill Melendez production in association with Charles M. Schulz Creative Associates and United Media Productions; produced by Bill Melendez ; directed by Sam Jaimes.

Registration Number / Date:
TX0002429903 / 1988-10-20
Title:	Snoopy, the world's greatest author : Peanuts characters created and drawn by Charles M. Schulz / text by Marci McGill ; background ill. by Art and Kim Ellis.

Registration Number / Date:
TX0002347288 / 1988-06-30
Title:	Snoopy's two-minute stories / drawn by Charles M. Schulz; text by Justine Korman ; background ill. by Art and Kim Ellis.

Registration Number / Date:
TX0004522862 / 1997-07-31
Supplement to: TX0002448022 / 1988
Title:	Talk is cheap, Charlie Brown. By Charles M. Schulz.

Registration Number / Date:
TX0002448022 / 1988-09-21
Supplemented by: TX0004522862 / 1997-07-31
Title:	Talk is cheep, Charlie Brown / Charles M. Schulz.

Registration Number / Date:
PA0000405874 / 1988-11-15
Title:	This is America, Charlie Brown : The Wright Brothers at Kittyhawk.

Title:	United Feature comics.

Issues Registered:

v. 49, no. 7, 15Feb88. Created 1988; Pub. 1988-02-15; Reg.
1994-05-31; TX0003817495

v. 49, no. 14, 4Apr88. Created 1988; Pub. 1988-04-04; Reg.
1994-05-31; TX0003817496

v. 49, no. 29, 18Jul88. Created 1988; Pub. 1988-07-18; Reg.
1988-08-02; TX0002362739

v. 49, no. 40, 3Oct88. Created 1988; Pub. 1988-10-03; Reg.
1989-04-13; TX0002571160

v. 49, no. 40, 3Oct88. Created 1988; Pub. 1988-10-03; Reg.
1994-05-31; TX0003817497

v. 49, no. 45, 7Nov88. Created 1988; Pub. 1988-11-07; Reg.
1988-11-18; TX0002452385 SEE ALSO v. 49, no. 45, 7Nov88.
Reg. 1991-06-24; TX0003112740

v. 49, no. 45, 7Nov88. Statements re reg. SUPPLEMENTARY
REG. for: TX0002452385, 1988 Reg. 1991-06-24;
TX0003112740

v. 49, no. 47, 21Nov88. Created 1988; Pub. 1988-11-21; Reg.
1988-12-02; TX0002455434 SEE ALSO v. 49, no. 47,
21Nov88. Reg. 1991-06-24; TX0003112738

v. 49, no. 47, 21Nov88. Statements re reg. SUPPLEMENTARY
REG. for: TX0002455434, 1988 Reg. 1991-06-24;
TX0003112738

v. 49, no. 48, 28Nov88. Created 1988; Pub. 1988-11-28; Reg.
1988-12-02; TX0002455433 SEE ALSO v. 49, no. 48,
28Nov88. Reg. 1991-06-24; TX0003112737

v. 49, no. 48, 28Nov88. Statements re reg. SUPPLEMENTARY
REG. for: TX0002455433, 1988 Reg. 1991-06-24;
TX0003112737

v. 49, no. 49, 5Dec88. Created 1988; Pub. 1988-12-05; Reg.
1988-12-07; TX0002451953 SEE ALSO v. 49, no. 49, 5Dec88.
Reg. 1991-06-24; TX0003112736

v. 49, no. 49, 5Dec88. Statements re reg. SUPPLEMENTARY
REG. for: TX0002451953, 1988 Reg. 1991-06-24;
TX0003112736

v. 49, no. 50, 12Dec88. Created 1988; Pub. 1988-12-12; Reg.
1989-01-09; TX0002474966 SEE ALSO v. 49, no. 50,
12Dec88. Reg. 1991-06-24; TX0003112735

v. 49, no. 50, 12Dec88. Statements re reg. SUPPLEMENTARY
REG. for: TX0002474966, 1989 Reg. 1991-06-24;
TX0003112735

v. 49, no. 51, 19Dec88. Created 1988; Pub. 1988-12-19; Reg.
1989-01-09; TX0002474960 SEE ALSO v. 49, no. 51,
19Dec88. Reg. 1991-06-24; TX0003112734

v. 49, no. 51, 19Dec88. Statements re reg. SUPPLEMENTARY
REG. for: TX0002474960, 1989 Reg. 1991-06-24;
TX0003112734

v. 49, no. 52, 26Dec88. Created 1988; Pub. 1988-12-26; Reg.
1989-01-09; TX0002474961 SEE ALSO v. 49, no. 52,
26Dec88. Reg. 1991-06-24; TX0003112730

v. 49, no. 52, 26Dec88. Statements re reg. SUPPLEMENTARY
REG for: TX0002474961, 1989 Reg. 1991-06-24;
TX0003112730

Title:	United feature comics.

Issues Registered:

v. 49, no. 1, 4Jan88. Created 1988; Pub. 1988-01-04 (In
notice: 1987); Reg. 1988-02-02; TX0002270409

v. 49, no. 2, 11Jan88. Created 1988; Pub. 1988-01-11 (In
notice: 1987); Reg. 1988-02-12; TX0002262999

v. 49, no. 3, 18Jan88. Created 1988; Pub. 1988-01-18 (In
notice: 1987); Reg. 1988-02-12; TX0002262998

v. 49, no. 4, 25Jan88. Created 1988; Pub. 1988-01-25; Reg.
1988-02-29; TX0002300567

v. 49, no. 5, 1Feb88. Created 1988; Pub. 1988-02-01; Reg.
1988-02-29; TX0002300566

v. 49, no. 6, 8Feb88. Created 1988; Pub. 1988-02-08; Reg.
1988-02-29; TX0002300565

v. 49, no. 8, 22Feb88. Created 1988; Pub. 1988-02-22 (In
notice: 1987); Reg. 1988-03-07; TX0002300824

v. 49, no. 9, 29Feb88. (C.O. correspondence.) Created 1988;
Pub. 1988-02-29; Reg. 1988-03-30; TX0002319695

v. 49, no. 10, 7Mar88. (C.O. correspondence.) Created 1988;
Pub. 1988-03-07; Reg. 1988-03-30; TX0002319696

v. 49, no. 11, 14Mar88. (C.O. correspondence.) Created
1988; Pub. 1988-03-14; Reg. 1988-03-30; TX0002299899

v. 49, no. 12, 21Mar88. (C.O. correspondence.) Created
1988; Pub. 1988-03-21; Reg. 1988-03-30; TX0002299900

v. 49, no. 13, 28Mar88. Created 1988; Pub. 1988-03-28; Reg.
1988-04-08; TX0002296703

v. 49, no. 15, 11Apr88. Created 1988; Pub. 1988-04-11; Reg.
1988-04-28; TX0002319693

v. 49, no. 16, 18Apr88. Created 1988; Pub. 1988-04-18; Reg.
1988-05-09; TX0002307793

v. 49, no. 17, 25Apr88. Created 1988; Pub. 1988-04-25; Reg.
1988-05-09; TX0002307791

v. 49, no. 18, 2May88. Created 1988; Pub. 1988-05-02; Reg.
1988-05-26; TX0002349177

v. 49, no. 19, 9May88. Created 1988; Pub. 1988-05-09; Reg.
1988-05-26; TX0002349180

v. 49, no. 20, 16May88. Created 1988; Pub. 1988-05-16; Reg.
1988-05-26; TX0002349175

v. 49, no. 21, 23May88. Created 1988; Pub. 1988-05-23; Reg.
1988-06-15; TX0002351439

v. 49, no. 22, 30May88. Created 1988; Pub. 1988-05-30; Reg.
1988-06-15; TX0002351441

v. 49, no. 23, 6Jun88. Created 1988; Pub. 1988-06-06; Reg.
1988-06-28; TX0002351072

v. 49, no. 24, 13Jun88. Created 1988; Pub. 1988-06-13; Reg.
1988-06-28; TX0002351073

v. 49, no. 25, 20Jun88. Created 1988; Pub. 1988-06-20; Reg.
1988-06-28; TX0002351069

v. 49, no. 26, 27Jun88. Created 1988; Pub. 1988-06-27; Reg.
1988-07-13; TX0002354963

v. 49, no. 27, 4Jul88. Created 1988; Pub. 1988-07-04; Reg.
1988-07-11; TX0002421137

v. 49, no. 28, 11Jul88. Appl. title: United Feature
Syndicate. Created 1988; Pub. 1988-07-11; Reg.
1988-08-05; TX0002376160 SEE ALSO v. 49, no. 28,
11Jul88. Reg. 1991-06-24; TX000312724

v. 49, no. 28, 11Jul88. Statements re reg. SUPPLEMENTARY
REG. for: TX0002376160, 1988 Reg. 1991-06-24; TX0003112724

v. 49, no. 30, 25Jul88. Appl. title: United Feature
Syndicate. Created 1988; Pub. 1988-07-25; Reg.
1988-08-05; TX0002376161

v. 49, no. 31, 1Aug88. Appl. title: United Feature
Syndicate. Created 1988; Pub. 1988-08-01; Reg.
1988-08-11; TX0002369120

v. 49, no. 31, 1Aug88. Appl. title: United Feature
Syndicate. Created 1988; Pub. 1988-08-08; Reg.
1988-08-19; TX0002372801 SEE ALSO

v. 49, no. 31, 1Aug88.
Reg. 1991-06-24; TX0003112722

v. 49, no. 31, 1Aug88. SUPPLEMENTARY REG. for:
TX0002372801, 1988 Appl. title: United Feature comics
(on original appl.: United Feature Syndicate) Appl.
author: United Feature Syndicate, Inc. (on original
appl.: United Feature Syndicate) Reg. 1991-06-24;
TX0003112722

v. 49, no. 32, 8Aug88. Created 1988; Pub. 1988-08-08; Reg.
1988-08-19; TX0002375849 SEE ALSO v. 49, no. 32, 8Aug88.
Reg. 1991-06-24; TX0003112723

v. 49, no. 32, 8Aug88. Statements re reg. SUPPLEMENTARY
REG. for: TX0002375849, 1988 Reg. 1991-06-24;
TX0003112723

v. 49, no. 33, 15Aug88. Created 1988; Pub. 1988-08-15; Reg.
1988-08-24; TX0002404267

v. 49, no. 34, 22Aug88. Created 1988; Pub. 1988-08-22; Reg.
1988-08-31; TX0002401870

v. 49, no. 35, 29Aug88. Created 1988; Pub. 1988-08-29; Reg.
1988-09-08; TX0002403909

v. 49, no. 36, 5Sep88. Appl. title: United Feature
Syndicate. Created 1988; Pub. 1988-09-05; Reg.
1988-09-26; TX0002404348 SEE ALSO v. 49, no. 36, 5Sep88.
Reg. 1991-06-24; TX0003112733

v. 49, no. 36, 5Sep88. Statements re reg. SUPPLEMENTARY
REG. for: TX0002404348, 1988 Reg. 1991-06-24;
TX0003112733

v. 49, no. 37, 12Sep88. Appl. title: United Feature
Syndicate. Created 1988; Pub. 1988-09-12; Reg.
1988-09-26; TX0002404350 SEE ALSO v. 49, no. 37,
12Sep88. Reg. 1991-06-24; TX0003112732

v. 49, no. 37, 12Sep88. Statements re reg. SUPPLEMENTARY
REG. for: TX0002404350, 1988 Reg. 1991-06-24;
TX0003112732

v. 49, no. 38, 19Sep88. Appl. title: United Feature
Syndicate. Created 1988; Pub. 1988-09-19; Reg.
1988-09-28; TX0002405493 SEE ALSO v. 49, no. 38,
19Sep88. Reg. 1991-06-24; TX0003112731

v. 49, no. 38, 19Sep88. Statements re reg. SUPPLEMENTARY
REG. for: TX0002405493, 1988 Reg. 1991-06-24;
TX0003112731

v. 49, no. 39, 26Sep88. Created 1988; Pub. 1988-09-26; Reg.
1988-10-03; TX0002399383 SEE ALSO v. 49, no. 39,
26Sep88. Reg. 1991-06-24; TX0003112725

v. 49, no. 39, 26Sep88. Statements re reg. SUPPLEMENTARY
REG. for: TX0002399383, 1988 Reg. 1991-06-24;
TX0003112725

v. 49, no. 41, 10Oct88. Appl. title: United Feature
Syndicate. Created 1988; Pub. 1988-10-10; Reg.
1988-10-17; TX0002450036 SEE ALSO v. 49, no. 41,
10Oct88. Reg. 1991-06-24; TX0003112742

v. 49, no. 41, 10Oct88. Statements re reg. SUPPLEMENTARY
REG. for: TX0002450036, 1988 Reg. 1991-06-24;
TX0003112742

v. 49, no. 42, 17Oct88. Appl. title: United Feature
Syndicate. Created 1988; Pub. 1988-10-17; Reg.
1988-11-02; TX0002441372

v. 49, no. 43, 24Oct88. Appl. title: United Feature
Syndicate. Created 1988; Pub. 1988-10-24; Reg.
1988-11-02; TX0002441370

v. 49, no. 44, 31Oct88. Appl. title: United Feature
Syndicate. Created 1988; Pub. 1988-10-31; Reg.
1988-11-07; TX0002437763 SEE ALSO v. 49, no. 44,
31Oct88. REg. 1991-06-24; TX0003112741

v. 49, no. 44, 31Oct88. Statements re reg. SUPPLEMENTARY
REG. for: TX0002437763, 1988 Reg. 1991-06-24;
TX0003112741

v. 49, no. 46, 14Nov88. Appl. title: United Feature
Syndicate. Created 1988; Pub. 1988-11-14; Reg.
1988-11-28; TX0002444357 SEE ALSO v. 49, no. 46,
14Nov88. Reg. 1991-06-24; TX0003112739

v. 49, no. 46, 14Nov88. Statements re reg. SUPPLEMENTARY
REG. for: TX0002444357, 1988 Reg. 1991-06-24;
TX0003112739

Registration Number / Date:
TX0002427773 / 1988-10-20
Title:	We're busy, Charlie Brown! : Peanuts characters created and drawn by Charles M. Schulz / text by Diane Namm; background ill. by Art and Kim Ellis.

Registration Number / Date:
TX0002424569 / 1988-10-20
Title:	Where's Woodstock? / Peanuts characters created and drawn by Charles M. Schulz ; text by Margo Lundell; background ill. by Art and Kim Ellis.

Registration Number / Date:
TX0002524496 / 1989-01-25
Title:	Brothers & sisters : it's all relative / Charles M. Schulz.

Registration Number / Date:
PA0000412432 / 1989-03-02
Title:	The Building of the transcontinental railroad / produced by Bill Melendez ; directed by Sam Nicholson.

Registration Number / Date:
TX0002826429 / 1990-05-15
Title:	An Educated slice : starring Snoopy as the world famous golfer / Charles M. Schulz.

Registration Number / Date:
TX0002695412 / 1989-08-24
Title:	Get in shape, Snoopy! / text by Linda Williams Aber; background ill. by Art and Kim Ellis.

Registration Number / Date:
PA0000410593 / 1989-03-31
Title:	The Great inventors / a Lee Mendelson, Bill Melendez production in association with Charles M. Schulz Creative Associates and United Media Productions; produced & directed by Bill Melendez.

Registration Number / Date:
TX0002630588 / 1989-08-18
Title:	Happy Halloween, Snoopy! / Peanuts characters created and drawn by Charles M. Schulz ; text by Jack C. Harris; background ill. by Art and Kim Ellis.

Registration Number / Date:
TX0002671275 / 1989-10-20
Title:	It doesn't take much to attract a crowd / Charles M. Schulz.

Registration Number / Date:
PA0000442185 / 1989-11-02
Title:	Linus & Lucy--David Benoit.

Registration Number / Date:
PA0000416832 / 1989-04-27
Title:	The Smithsonian and the presidency.

Registration Number / Date:
TX0002524887 / 1989-03-17
Title:	Snoopy and firends : a giant color/activity book.

Registration Number / Date:
VA0000342655 / 1989-03-17
Title:	Snoopy and friends.

Registration Number / Date:
PA0000419035 / 1989-06-13
Title:	This is America, Charlie Brown : no. 88-484, Music & heroes of America.

Title:	United Feature comics.

Issues Registered:

v. 50, no. 1, 2Jan89. Created 1988; Pub. 1989-01-02 (In
notice: 1988); Reg. 1989-01-09; TX0002474962 SEE ALSO v.
50, no. 1, 2Jan89. Reg. 1991-09-23; TX0003193377

v. 50, no. 1, 2Jan89 SUPPLEMENTARY REG. for: TX0002474962,
1989 Appl. title: United Feature comics (on original appl.: United
Feature Syndicate) Appl. author: United Feature Syndicate, Inc. (on original appl.: United Feature Syndicate) Reg. 1991-09-23; TX0003193377

v. 50, no. 2, 9Jan89. Created 1989; Pub. 1989-01-09 (In
notice: 1988); Reg. 1989-01-17; TX0002482911 SEE ALSO v.
50, no. 2, 9Jan89. Reg. 1991-06-24; TX0003112729

v. 50, no. 2, 9Jan89. Statements re reg. SUPPLEMENTARY REG.
for: TX0002482911, 1989 Reg. 1991-06-24; TX0003112729

v. 50, no. 3, 16Jan89. Created 1989; Pub. 1989-01-16 (In
notice: 1988); Reg. 1989-01-25; TX0002491516 SEE ALSO v.
50, no. 3, 16Jan89. Reg. 1991-06-24; TX0003112728

v. 50, no. 3, 16Jan89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002491516, 1989 Reg. 1991-06-24;
TX0003112728

v. 50, no. 4, 23Jan89. Created 1989; Pub. 1989-01-23 (In
notice: 1988); Reg. 1989-01-30; TX0002493499 SEE ALSO v.
50, no. 4, 23Jan89. Reg. 1991-06-24; TX0003112727

v. 50, no. 4, 23Jan89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002493499, 1989 Reg. 1991-06-24;
TX0003112727

v. 50, no. 5, 30Jan89. Created 1989; Pub. 1989-01-30 (In
notice: 1988); Reg. 1989-02-03; TX0002498791 SEE ALSO v.
50, no. 5, 30Jan89. Reg. 1991-06-24; TX0003112726

v. 50, no. 5, 30Jan89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002498791, 1989 Reg. 1991-06-24;
TX0003112726

v. 50, no. 6, 6Feb89. Created 1989; Pub. 1989-02-06 (In
notice: 1988); Reg. 1989-02-22; TX0002537451 SEE ALSO v.
50, no. 6, 6Feb89. Reg. 1991-06-24; TX0003112763

v. 50, no. 6, 6Feb89. Statements re reg. SUPPLEMENTARY REG.
for: TX0002537451, 1989 Reg. 1991-06-24; TX0003112763

v. 50, no. 7, 13Feb89. Created 1989; Pub. 1989-02-13 (In
notice: 1988); Reg. 1989-02-22; TX0002561214 SEE ALSO v.
50, no. 7, 13Feb89. Reg. 1991-06-24; TX0003112762

v. 50, no. 7, 13Feb89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002561214, 1989 Reg. 1991-06-24;
TX0003112762

v. 50, no. 8, 20Feb89. Created 1989; Pub. 1989-02-20 (In
notice: 1988); Reg. 1989-02-27; TX0002523198 SEE ALSO v.
50, no. 8, 20Feb89. Reg. 1991-06-24; TX0003112761

v. 50, no. 8, 20Feb89. Statements re reg. SUPPLEMENTARY
REG. for TX0002523198, 1989 Reg. 1991-06-24;
TX0003112761

v. 50, no. 9, 27Feb89. Created 1989; Pub. 1989-02-27; Reg.
1989-03-13; TX0002515848 SEE ALSO v. 50, no. 9, 27Feb89.
Reg. 1991-06-24; TX0003112760

v. 50, no. 9, 27Feb89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002515848, 1989 Reg. 1991-06-24;
TX0003112760

v. 50, no. 10, 6Mar89. Created 1989; Pub. 1989-03-06; Reg.
1989-03-13; TX0002515847 SEE ALSO v. 50, no. 10, 6Mar89.
Reg. 1991-06-24; TX0003112759

v. 50, no. 10, 6Mar89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002515847, 1989 Reg. 1991-06-24;
TX0003112759

v. 50, no. 11, 13Mar89. Created 1989; Pub. 1989-03-13; Reg.
1989-03-23; TX0002537452 SEE ALSO v. 50, no. 11,
13Mar89. Reg. 1991-06-24; TX0003112758

v. 50, no. 11, 13Mar89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002537452, 1989 Reg. 1991-06-24;
TX0003112758

v. 50, no. 12, 20Mar89. Created 1989; Pub. 1989-03-20; Reg.
1989-06-26; TX0002587528 SEE ALSO v. 50, no. 12,
20Mar89. Reg. 1991-06-24; TX0003112757

v. 50, no. 12, 20Mar89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002587528, 1989 Reg. 1991-06-24;
TX0003112757

v. 50, no. 13, 27Mar89. Created 1989; Pub. 1989-03-27 (In
notice: 1988); Reg. 1989-04-06; TX0002536122 SEE ALSO v.
50, no. 13, 27Mar89. Reg. 1991-06-24; TX0003112756

v. 50, no. 13, 27Mar89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002536122, 1989 Reg. 1991-06-24;
TX0003112756

v. 50, no. 14, 3Apr89. Created 1989; Pub. 1989-04-03 (In
notice: 1988); Reg. 1989-04-10; TX0002554566

v. 50, no. 15, 10Apr89. Created 1989; Pub. 1989-04-10 (In
notice: 1988); Reg. 1989-04-17; TX0002541209 SEE ALSO v. 50, no. 15,
10Apr89. Reg. 1991-06-24; TX0003112755

v. 50, no. 15, 10Apr89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002541209, 1989 Reg. 1991-06-24;
TX0003112755

v. 50, no. 16, 17Apr89. Created 1989; Pub. 1989-04-17 (In
notice: 1988); Reg. 1989-04-26; TX0002561008 SEE ALSO v.
50, no. 16, 17Apr89. Reg. 1991-06-24; TX0003112754

v. 50, no. 16, 17Apr89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002561008, 1989 Reg. 1991-06-24;
TX0003112754

v. 50, no. 17, 24Apr89. Created 1989; Pub. 1989-04-24 (In
notice: 1988); Reg. 1989-05-05; TX0002560679 SEE ALSO v.
50, no. 17, 24Apr89. Reg. 1991-06-24; TX0003112753
v. 50, no. 17, 24Apr89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002560679, 1989 Reg. 1991-06-24;
TX0003112753

v. 50, no. 18, 1May89. Created 1989; Pub. 1989-05-01 (In
notice: 1988); Reg. 1989-05-10; TX0002561959 SEE ALSO v.
50, no. 18, 1May89. Reg. 1991-06-24; TX0003112752

v. 50, no. 18, 1May89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002561959, 1989 Reg. 1991-06-24;
TX0003112752

v. 50, no. 19, 8May89. Appl. title: United Feature
Syndicate. Created 1989; Pub. 1989-05-08 (In notice:
1988); Reg. 1989-05-15; TX0002564518 SEE ALSO v. 50, no.
19, 8May89. Reg. 1991-06-24; TX0003112751

v. 50, no. 19, 8May89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002564518, 1989 Reg. 1991-06-24;
TX0003112751

v. 50, no. 20, 15May89. Created 1989; Pub. 1989-05-15; Reg.
1989-05-19; TX0002565975 SEE ALSO v. 50, no. 20,
15May89. Reg. 1991-06-24; TX0003112750

v. 50, no. 20, 15May89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002565975, 1989 Reg. 1991-06-24;
TX0003112750

v. 50, no. 21, 22May89. Appl. title: United Feature
Syndicate. Created 1989; Pub. 1989-05-22; Reg.
1989-05-31; TX0002568544 SEE ALSO v. 50, no. 21,
22May89. Reg. 1991-06-24; TX0003112749

v. 50, no. 21, 22May89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002568544, 1989 Reg. 1991-06-24;
TX0003112749

v. 50, no. 22, 29May89. Created 1989; Pub. 1989-05-29 (In
notice: 1988); Reg. 1989-06-06; TX0002600721 SEE ALSO v.
50, no. 22, 29May89. Reg. 1991-06-24; TX0003112776
v. 50, no. 22, 29May89 Statements re reg. SUPPLEMENTARY
REG. for: TX0002600721, 1989 Reg. 1991-06-24;
TX0003112776

v. 50, no. 23, 5Jun89. Created 1989; Pub. 1989-06-05; Reg.
1989-06-08; TX0002668027 SEE ALSO v. 50, no. 23, 5Jun89.
Reg. 1991-06-24; TX0003112775

v. 50, no. 23, 5Jun89 Statements re reg. SUPPLEMENTARY REG.
for: TX0002668027, 1989 Reg. 1991-06-24; TX0003112775

v. 50, no. 24, 12Jun89. Created 1989; Pub. 1989-06-12 (In
notice: 1988); Reg. 1989-06-19; TX0002583260 SEE ALSO v.
50, no. 24, 12Jun89. Reg. 1991-06-24; TX0003112764

v. 50, no. 24, 12Jun89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002583260, 1989 Reg. 1991-06-24;
TX0003112764

v. 50, no. 25, 19Jun89. Created 1989; Pub. 1989-06-19; Reg.
1989-06-23; TX0002626713

v. 50, no. 26, 26Jun89. Created 1989; Pub. 1989-06-26; Reg.
1989-07-10; TX0002602460 SEE ALSO v. 50, no. 26,
26Jun89. Reg. 1991-06-24; TX0003112779

v. 50, no. 26, 26Jun89 Statements re reg. SUPPLEMENTARY
REG. for: TX0002602460, 1989 Reg. 1991-06-24;
TX0003112779

v. 50, no. 27, 3Jul89. Created 1989; Pub. 1989-07-03 (In
notice: 1988); Reg. 1989-07-14; TX0002613783 SEE ALSO v.
50, no. 27, 3Jul89. Reg. 1991-06-24; TX0003112778

v. 50, no. 27, 3Jul89 Statements re reg. SUPPLEMENTARY REG.
for: TX0002613783, 1989 Reg. 1991-06-24; TX0003112778

v. 50, no. 28, 10Jul89. Created 1989; Pub. 1989-07-10 (In
notice: 1988); Reg. 1989-07-20; TX0002613218 SEE ALSO v.
50, no. 28, 10Jul89. Reg. 1991-06-24; TX0003112777

v. 50, no. 28, 10Jul89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002613218, 1989 Reg. 1991-06-24;
TX0003112777

v. 50, no. 29, 17Jul89. Created 1989; Pub. 1989-07-17; Reg.
1989-07-26; TX0002595001 SEE ALSO v. 50, no. 29,
17Jul89. Reg. 1991-06-24; TX0003112765

v. 50, no. 29, 17Jul89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002595001, 1989 Reg. 1991-06-24;
TX0003112765

v. 50, no. 30, 24Jul89. Created 1989; Pub. 1989-07-24; Reg.
1989-08-01; TX0002607421 SEE ALSO v. 50, no. 30,
24Jul89. Reg. 1991-06-24; TX0003112783

v. 50, no. 30, 24Jul89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002607421, 1989 Reg. 1991-06-24;
TX0003112783

v. 50, no. 31, 31Jul89. Created 1989; Pub. 1989-07-31 (In
notice: 1988); Reg. 1989-08-15; TX0002631172 SEE ALSO v.
50, no. 31, 31Jul89. Reg. 1991-06-24; TX0003112782

v. 50, no. 31, 31Jul89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002631172, 1989 Reg. 1991-06-24;
TX0003112782

v. 50, no. 32, 7Aug89. Created 1989; Pub. 1989-08-07 (In
notice: 1988); Reg. 1989-08-14; TX0002631171 SEE ALSO v.
50, no. 32, 7Aug89. Reg. 1991-06-24; TX0003112781

v. 50, no. 32, 7Aug89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002631171, 1989 Reg. 1991-06-24;
TX0003112781

v. 50, no. 33, 14Aug89. Created 1989; Pub. 1989-08-14; Reg.
1989-08-21; TX0002714421 SEE ALSO v. 50, no. 33,
14Aug89. Reg. 1991-06-24; TX0003112796

v. 50, no. 33, 14Aug89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002714421, 1989 Reg. 1991-06-24;
TX0003112796

v. 50, no. 33, 14Aug89. Created 1989; Pub. 1989-08-14; Reg.
1989-08-18; TX0002623417 SEE ALSO v. 50, no. 33,
14Aug89. Reg. 1991-06-24; TX0003112780

v. 50, no. 33, 14Aug89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002623417, 1989 Reg. 1991-06-24;
TX0003112780

v. 50, no. 34, 21Aug89. Created 1989; Pub. 1989-08-21; Reg.
1989-08-28; TX0002626714 SEE ALSO v. 50, no. 34,
21Aug89. Reg. 1991-06-24; TX0003112793

v. 50, no. 34, 21Aug89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002626714, 1989 Reg. 1991-06-24;
TX0003112793

v. 50, no. 35, 28Aug89. Created 1989; Pub. 1989-08-28; Reg.
1989-09-06; TX0002636704 SEE ALSO v. 50, no. 35,
28Aug89. Reg. 1991-06-24; TX0003112792

v. 50, no. 35, 28Aug89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002636704, 1989 Reg. 1991-06-24;
TX0003112792

v. 50, no. 36, 4Sep89. Created 1989; Pub. 1989-09-04; Reg.
1989-09-14; TX0002643025 SEE ALSO v. 50, no. 36, 4Sep89.
Reg. 1991-06-24; TX0003112791

v. 50, no. 36, 4Sep89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002643025, 1989 Reg. 1991-06-24;
TX0003112791

v. 50, no. 37, 11Sep89. Created 1989; Pub. 1989-09-11 (In
notice: 1988); Reg. 1989-09-15; TX0002644090 SEE ALSO v.
50, no. 37, 11Sep89. Reg. 1991-06-24; TX0003112790

v. 50, no. 37, 11Sep89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002644090, 1989 Reg. 1991-06-24;
TX0003112790

v. 50, no. 38, 18Sep89. Created 1989; Pub. 1989-09-18 (In
notice: 1988); Reg. 1989-10-02; TX0002651702 SEE ALSO v.
50, no. 38, 18Sep89. Reg. 1991-06-24; TX0003112789

v. 50, no. 38, 18Sep89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002651702, 1989 Reg. 1991-06-24;
TX0003112789

v. 50, no. 39, 25Sep89. Created 1989; Pub. 1989-09-25 (In
notice: 1988); Reg. 1989-10-02; TX0002651005 SEE ALSO v.
50, no. 39, 25Sep89. Reg. 1991-06-24; TX0003112788

v. 50, no. 39, 25Sep89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002651005, 1989 Reg. 1991-06-24;
TX0003112788

v. 50, no. 40, 2Oct89. Created 1989; Pub. 1989-10-02 (In
notice: 1988); Reg. 1989-10-13; TX0002661827

v. 50, no. 41, 9Oct89. Created 1989; Pub. 1989-10-09 (In
notice: 1988); Reg. 1989-10-13; TX0002661762

v. 50, no. 42, 16Oct89. Created 1989; Pub. 1989-10-16; Reg.
1989-10-24; TX0002666055 SEE ALSO v. 50, no. 42,
16Oct89. Reg. 1991-06-24; TX0003112787

v. 50, no. 42, 16Oct89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002666055, 1989 Reg. 1991-06-24;
TX0003112787

v. 50, no. 43, 23Oct89. Created 1989; Pub. 1989-10-23 (In
notice: 1988); Reg. 1989-10-27; TX0002670229 SEE ALSO v.
50, no. 43, 23Oct89. Reg. 1991-06-24; TX0003112786

v. 50, no. 43, 23Oct89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002670229, 1989 Reg. 1991-06-24;
TX0003112786

v. 50, no. 44, 30Oct89. Created 1989; Pub. 1989-10-30 (In
notice: 1988); Reg. 1989-11-09; TX0002687614 SEE ALSO v.
50, no. 44, 30Oct89. Reg. 1991-06-24; TX0003112785

v. 50, no. 44, 30Oct89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002687614, 1989 Reg. 1991-06-24;
TX0003112785

v. 50, no. 45, 6Nov89. Created 1989; Pub. 1989-11-06; Reg.
1989-11-16; TX0002687736 SEE ALSO v. 50, no. 45, 6Nov89.
Reg. 1991-06-24; TX0003112784

v. 50, no. 45, 6Nov89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002687736, 1989 Reg. 1991-06-24;
TX0003112784

v. 50, no. 46, 13Nov89. Created 1989; Pub. 1989-11-13; Reg.
1989-11-27; TX0002717432 SEE ALSO v. 50, no. 46,
13Nov89. Reg. 1991-06-24; TX0003112800

v. 50, no. 46, 13Nov89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002717432, 1989 Reg. 1991-06-24;
TX0003112800

v. 50, no. 47, 20Nov89. Created 1989; Pub. 1989-11-20; Reg.
1989-11-27; TX0002717433 SEE ALSO v. 50, no. 47,
20Nov89. Reg. 1991-06-24; TX0003112799

v. 50, no. 47, 20Nov89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002717433, 1989 Reg. 1991-06-24;
TX0003112799

v. 50, no. 48, 27Nov89. Created 1989; Pub. 1989-11-27; Reg.
1989-12-11; TX0002710506 SEE ALSO v. 50, no. 48,
27Nov89. Reg. 1991-06-24; TX0003112798

v. 50, no. 48, 27Nov89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002710506, 1989 Reg. 1991-06-24;
TX0003112798

v. 50, no. 49, 4Dec89. Appl. title: United Feature
Syndicate. Created 1989; Pub. 1989-12-04; Reg.
1989-12-12; TX0002717188 SEE ALSO v. 50, no. 49, 4Dec89.
Reg. 1991-06-24; TX0003112797

v. 50, no. 49, 4Dec89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002717188, 1989 Reg. 1991-06-24;
TX0003112797

v. 50, no. 50, 11Dec89. Created 1989; Pub. 1989-12-11; Reg.
1989-12-26; TX0002662408 SEE ALSO v. 50, no. 50,
11Dec89. Reg. 1991-06-24; TX0003112795

v. 50, no. 50, 11Dec89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002662408, 1989 Reg. 1991-06-24;
TX0003112795

v. 50, no. 51, 18Dec89. Created 1989; Pub. 1989-12-18; Reg.
1989-12-26; TX0002662389 SEE ALSO v. 50, no. 51,
18Dec89. Reg. 1991-06-24; TX0003112794

v. 50, no. 51, 18Dec89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002662389, 1989 Reg. 1991-06-24;
TX0003112794

v. 50, no. 52, 25Dec89. Created 1989; Pub. 1989-12-25; Reg.
1989-12-29; TX0002715156 SEE ALSO v. 50, no. 52,
25Dec89. Reg. 1991-06-24; TX0003112805

v. 50, no. 52, 25Dec89. Statements re reg. SUPPLEMENTARY
REG. for: TX0002715156, 1989 Reg. 1991-06-24;
TX0003112805

Registration Number / Date:
TX0002886357 / 1990-08-10
Title:	Don't be sad, Flying Ace / Charles M. Schulz.

Registration Number / Date:
VA0000474825 / 1991-10-03
Title:	Olaf.

Title:	United Feature comics.

Issues Registered:

v. 51, no. 1, 1Jan90. Created 1989; Pub. 1990-01-01; Reg.
1990-01-04; TX0002703968 SEE ALSO v. 51, no. 1, 1Jan90.
Reg. 1991-09-23; TX0003193376

v. 51, no. 1, 1Jan90 SUPPLEMENTARY REG. for: TX0002703968,
1990 Appl. title: United Feature comics (on original
appl.: United Feature Syndicate) Appl. author: United
Feature Syndicate, Inc. (on original appl.: United
Feature Syndicate) Reg. 1991-09-23; TX0003193376

v. 51, no. 2, 8Jan90. Created 1990; Pub. 1990-01-08; Reg.
1990-01-11; TX0002703942 SEE ALSO v. 51, no. 2, 8Jan90.
Reg. 1991-06-24; TX0003112804

v. 51, no. 2, 8Jan90. Statements re reg. SUPPLEMENTARY REG.
for: TX0002703942, 1990 Reg. 1991-06-24; TX0003112804

v. 51, no. 3, 15Jan90. Created 1990; Pub. 1990-01-17; Reg.
1990-01-23; TX0002739760 SEE ALSO v. 51, no. 3, 15Jan90.
Reg. 1991-06-24; TX0003112803

v. 51, no. 3, 15Jan90. Statements re reg. SUPPLEMENTARY
REG. for: TX0002739760, 1990 Reg. 1991-06-24;
TX0003112803

v. 51, no. 4, 22Jan90. Created 1990; Pub. 1990-01-22; Reg.
1990-01-30; TX0002742798 SEE ALSO v. 51, no. 4, 22Jan90.
Reg. 1991-06-24 TX0003112802

v. 51, no. 4, 22Jan90. Statements re reg. SUPPLEMENTARY
REG. for: TX0002742798, 1990 Reg. 1991-06-24;
TX0003112802

v. 51, no. 5, 29Jan90. Appl. title: United Feature
Syndicate. Created 1990; Pub. 1990-01-29; Reg.
1990-02-02; TX0002769324 SEE ALSO v. 51, no. 5, 29Jan90.
Reg. 1991-06-24; TX0003112801

v. 51, no. 5, 29Jan90. Statements re reg. SUPPLEMENTARY
REG. for: TX0002769324, 1990 Reg. 1991-06-24;
TX0003112801

v. 51, no. 6, 5Feb90. Created 1990; Pub. 1990-02-05; Reg.
1990-03-08; TX0002750382 SEE ALSO v. 51, no. 6, 5Feb90.
Reg. 1991-06-24; TX0003112806

v. 51, no. 6, 5Feb90. Statements re reg. SUPPLEMENTARY REG.
for: TX0002750382, 1990 Reg. 1991-06-24; TX0003112806

v. 51, no. 7, 12Feb90. Created 1990; Pub. 1990-02-12; Reg.
1990-02-20; TX0002816658 SEE ALSO v. 51, no. 7, 12Feb90.
Reg. 1991-06-24; TX0003112743

v. 51, no. 7, 12Feb90. Statements re reg. SUPPLEMENTARY
REG. for: TX0002816658, 1990 Reg. 1991-06-24;
TX0003112743

v. 51, no. 8, 19Feb90. Created 1990; Pub. 1990-02-19; Reg.
1990-02-26; TX0002756230 SEE ALSO v. 51, no. 8, 19Feb90.
Reg. 1991-06-24; TX0003112812

v. 51, no. 8, 19Feb90. Statements re reg. SUPPLEMENTARY
REG. for: TX0002756230, 1990 Reg. 1991-06-24;
TX0003112812

v. 51, no. 9, 26Feb90. Created 1990; Pub. 1990-02-26; Reg.
1990-03-02; TX0002769659 SEE ALSO v. 51, no. 9, 26Feb90.
Reg. 1991-06-24 TX0003112811

v. 51, no. 9, 26Feb90. Statements re reg. SUPPLEMENTARY
REG. for: TX0002769659, 1990 Reg. 1991-06-24;
TX0003112811

v. 51, no. 10, 5Mar90. Created 1990; Pub. 1990-03-05; Reg.
1990-03-12; TX0002774164 SEE ALSO v. 51, no. 10, 5Mar90.
Reg. 1991-06-24; TX0003112810

v. 51, no. 10, 5Mar90. Statements re reg. SUPPLEMENTARY
REG. for: TX0002774164, 1990 Reg. 1991-06-24;
TX0003112810

v. 51, no. 11, 12Mar90. Created 1990; Pub. 1990-03-12; Reg.
1990-03-16; TX0002780178 SEE ALSO v. 51, no. 11,
12Mar90. Reg. 1991-06-24; TX0003112809

v. 51, no. 11, 12Mar90. Statements re reg. SUPPLEMENTARY
REG. for: TX0002780178, 1990 Reg. 1991-06-24;
TX0003112809

v. 51, no. 12, 19Mar90. Appl. title: United Feature
Syndicate. Created 1990; Pub. 1990-03-19; Reg.
1990-03-26; TX0002781950 SEE ALSO v. 51, no. 12,
19Mar90. Reg. 1991-06-24; TX0003112808

v. 51, no. 12, 19Mar90. Statements re reg. SUPPLEMENTARY
REG. for: TX0002781950, 1990 Reg. 1991-06-24;
TX0003112808

v. 51, no. 13, 26Mar90. Appl. title: United Feature
Syndicate. Created 1990; Pub. 1990-03-26; Reg.
1990-03-29; TX0002781128 SEE ALSO v. 51, no. 13,
26Mar90. Reg. 1991-09-23; TX0003193375

v. 51, no. 13, 26Mar90. SUPPLEMENTARY REG. for:
TX0002781128, 1990 Appl. title: United Feature comics
(on original appl.: United Feature Syndicate) Appl.
author: United Feature Syndicate, Inc. (on original
appl.: United Feature Syndicate) Reg. 1991-09-23;
TX0003193375

v. 51, no. 14, 2Apr90. Created 1990; Pub. 1990-04-02; Reg.
1990-04-10; TX0002799639 SEE ALSO v. 51, no. 14, 2Apr90.
Reg. 1991-06-24; TX0003112807

v. 51, no. 14, 2Apr90. Statements re reg. SUPPLEMENTARY
REG. for: TX0002799639, 1990 Reg. 1991-06-24;
TX0003112807

v. 51, no. 15, 19Apr90. Created 1990; Pub. 1990-04-09; Reg.
1990-04-13; TX0002816657

v. 51, no. 16, 16Apr90. Appl. title: United Feature
Syndicate. Created 1990; Pub. 1990-04-16; Reg.
1990-04-19; TX0002814752 SEE ALSO v. 51, no. 16,
16Apr90. Reg. 1991-06-24; TX0003112748

v. 51, no. 16, 16Apr90. Statements re reg. SUPPLEMENTARY
REG. for: TX0002814752, 1990 Reg. 1991-06-24;
TX0003112748

v. 51, no. 17, 23Apr90. Appl. title: United Feature
Syndicate. Created 1990; Pub. 1990-04-23; Reg.
1990-04-30; TX0002814828 SEE ALSO v. 51, no. 17,
23Apr90. Reg. 1991-06-24; TX0003112747

v. 51, no. 17, 23Apr90. Statements re reg. SUPPLEMENTARY
REG. for: TX0002814828, 1990 Reg. 1991-06-24;
TX0003112747

v. 51, no. 18, 30Apr90. Created 1990; Pub. 1990-04-30; Reg.
1990-05-04; TX0002819791 SEE ALSO v. 51, no. 18,

30Apr90. Reg. 1991-06-24; TX0003112746

v. 51, no. 18, 30Apr90. Statements re reg. SUPPLEMENTARY
REG. for: TX0002819791, 1990 Reg. 1991-06-24;
TX0003112746

v. 51, no. 19, 7May90. Created 1990; Pub. 1990-05-07; Reg.
1990-05-10; TX0002820698 SEE ALSO v. 51, no. 19, 7May90.
reg. 1991-06-24; TX0003112745

v. 51, no. 19, 7May90. Statements re reg. SUPPLEMENTARY
REG. for: TX0002820698, 1990 Reg. 1991-06-24;
TX0003112745

v. 51, no. 20, 14May90. Created 1990; Pub. 1990-05-14; Reg.
1990-05-18; TX0002823898 SEE ALSO v. 51, no. 20,
14May90. Reg. 1991-06-24; TX0003112744

v. 51, no. 20, 14May90. Statements re reg. SUPPLEMENTARY
REG. for: TX0002823898, 1990 Reg. 1991-06-24;
TX0003112744

v. 51, no. 21, 21May90. Created 1990; Pub. 1990-05-21; Reg.
1990-05-25; TX0002846095

v. 51, no. 22, 28May90. Created 1990; Pub. 1990-05-28; Reg.
1990-06-01; TX0002844161

v. 51, no. 23, 4Jun90. Created 1990; Pub. 1990-06-04; Reg.
1990-06-07; TX0002840239

v. 51, no. 24, 11Jun90. Created 1990; Pub. 1990-06-11; Reg.
1990-06-21; TX0002870639

v. 51, no. 25, 18Jun90. Created 1990; Pub. 1990-06-18; Reg.
1990-06-25; TX0002840009

v. 51, no. 26, 25Jun90. Created 1990; Pub. 1990-06-25; Reg.
1990-07-02; TX0002873089

v. 51, no. 27, 2Jul90. Created 1990; Pub. 1990-07-02; Reg.
1991-07-02; TX0003186345

v. 51, no. 28, 9Jul90. Created 1990; Pub. 1990-07-09; Reg.
1990-07-11; TX0002870636

v. 51, no. 29, 16Jul90. Created 1990; Pub. 1990-07-16; Reg.
1990-07-17; TX0002873087

v. 51, no. 30, 23Jul90. Created 1990; Pub. 1990-07-23; Reg.
1990-07-25; TX0002862199

v. 51, no. 31, 30Jul90. Created 1990; Pub. 1990-07-31; Reg.
1990-08-01; TX0002865172

v. 51, no. 32, 6Aug90. Created 1990; Pub. 1990-08-06; Reg.
1990-08-14; TX0002876853

v. 51, no. 33, 13Aug90. Created 1990; Pub. 1990-08-13; Reg.
1990-08-23; TX0002879599

v. 51, no. 34, 20Aug90. Created 1990; Pub. 1990-08-20; Reg.
1990-08-23; TX0002879600

v. 51, no. 35, 27Aug90. Created 1990; Pub. 1990-08-27; Reg.
1990-08-30; TX0002891466

v. 51, no. 36, 3Sep90. Created 1990; Pub. 1990-09-03; Reg.
1990-09-06; TX0002895448

v. 51, no. 37, 10Sep90. Created 1990; Pub. 1990-09-10; Reg.
1990-09-12; TX0002902003

v. 51, no. 38, 17Sep90. Created 1990; Pub. 1990-09-17; Reg.
1990-09-21; TX0002909975

v. 51, no. 39, 24Sep90. Created 1990; Pub. 1990-09-24; Reg.
1990-09-26; TX0002909974

v. 51, no. 40, 1Oct90. Created 1990; Pub. 1990-10-01; Reg.
1990-10-03; TX0002913243

v. 51, no. 41, 8Oct90. Created 1990; Pub. 1990-10-08; Reg.
1990-10-11; TX0002924008

v. 51, no. 42, 15Oct90. Created 1990; Pub. 1990-10-15; Reg.
1990-10-17; TX0002928997

v. 51, no. 43, 22Oct90. Created 1990; Pub. 1990-10-22; Reg.
1990-10-25; TX0002928994

v. 51, no. 44, 29Oct90. Created 1990; Pub. 1990-10-29; Reg.
1990-12-14; TX0002964934

v. 51, no. 45, 5Nov90. Created 1990; Pub. 1990-11-05; Reg.
1990-12-14; TX0002964935

v. 51, no. 46, 12Nov90. Created 1990; Pub. 1990-11-12; Reg.
1990-12-26; TX0002980137

v. 51, no. 47, 19Nov90. Created 1990; Pub. 1990-11-19; Reg.
1990-12-14; TX0002964936

v. 51, no. 48, 26Nov90. Created 1990; Pub. 1990-11-26; Reg.
1990-12-14; TX0002964937

v. 51, no. 49, 3Dec90. Created 1990; Pub. 1990-12-03; Reg.
1990-12-26; TX0002964947

v. 51, no. 50, 10Dec90. Created 1990; Pub. 1990-12-10; Reg.
1990-12-14; TX0002964938

v. 51, no. 51, 17Dec90. Created 1990; Pub. 1990-12-17; Reg.
1991-01-02; TX0002980086

v. 51, no. 52, 24Dec90. Created 1990; Pub. 1990-12-24; Reg.
1991-01-02; TX0002980085

v. 51, no. 53, 31Dec90. Created 1990; Pub. 1990-12-31; Reg.
1991-01-22; TX0003004394

Registration Number / Date:
PA0000464047 / 1990-03-28
Title:	Why, Charlie Brown? Why? / a Lee Mendelson, Bill Melendez production in association with Charles M. Schulz Creative Associates and United Media Productions.

Registration Number / Date:
TX0002737644 / 1990-01-12
Title:	Why, Charlie Brown, why? : a story about what happens when a friend is very ill / created by Charles M. Schulz; introd. by Paul Newman.

Registration Number / Date:
PA0000453729 / 1990-02-13
Title:	You don't look 40, Charlie Brown! / written, produced, and directed by Lee Mendelson.

Registration Number / Date:
TX0002901528 / 1990-05-29
Title:	You're a star, Snoopy! / Peanuts characters created and drawn by Charles M. Schulz ; text by Linda Williams Aber; background ill. by Art and Kim Ellis.

Registration Number / Date:

TX0003123815 / 1991-05-31
Title:	Could you be more pacific? / Charles M. Schulz.

Registration Number / Date:
TX0003123930 / 1991-07-24
Title:	Snoopy 1992 calendar : a beagle for all seasons / by Charles M. Schulz.

Registration Number / Date:
PA0000519614 / 1991-05-28
Title:	Snoopy's reunion / a Lee Mendelson, Bill Melendez production in association with Charles N. Schulz Creative Association and United Media Productions; directed by Sam Jaimes.

Title:	United Feature comics.

Issues Registered:

v. 52, no. 1, 7Jan91. Created 1991; Pub. 1991-01-07; Reg.
1991-01-22; TX0003004392

v. 52, no. 2, 14Jan91. Created 1991; Pub. 1991-01-14; Reg.
1991-01-22; TX0003004390

v. 52, no. 3, 21Jan91. Created 1991; Pub. 1991-01-21; Reg.
1991-02-14; TX0003005393

v. 52, no. 4, 28Jan91. Created 1991; Pub. 1991-01-28; Reg.
1991-02-14; TX0003005391

v. 52, no. 5, 4Feb91. Created 1991; Pub. 1991-02-04; Reg.
1991-03-20; TX0003033935

v. 52, no. 6, 11Feb91. Created 1991; Pub. 1991-02-11; Reg.
1991-03-06; TX0003033929

v. 52, no. 7, 18Feb91. Created 1991; Pub. 1991-02-18; Reg.
1991-03-06; TX0003033930

v. 52, no. 8, 25Feb91. Created 1991; Pub. 1991-02-25; Reg.
1991-03-06; TX0003033931

v. 52, no. 9, 4Mar91. Created 1991; Pub. 1991-03-04; Reg.
1991-03-20; TX0003033936

v. 52, no. 10, 11Mar91. Created 1991; Pub. 1991-03-11; Reg.
1991-03-20; TX0003033937

v. 52, no. 11, 18Mar91. Created 1991; Pub. 1991-03-18; Reg.
1991-04-26; TX0003052946

v. 52, no. 12, 25Mar91. Created 1991; Pub. 1991-03-25; Reg.
1991-04-26; TX0003052945

v. 52, no. 13, 1Apr91. Created 1991; Pub. 1991-04-01; Reg.
1991-04-26; TX0003052944

v. 52, no. 14, 8Apr91. DCR 1991; Pub. 1991-04-08; Reg.
1991-04-26; TX0003052943

v. 52, no. 15, 15Apr91. Created 1991; Pub. 1991-04-15; Reg.
1991-04-26; TX0003052951

v. 52, no. 16, 22Apr91. Created 1991; Pub. 1991-04-22; Reg.
1991-04-26; TX0003060670

v. 52, no. 17, 29Apr91. Created 1991; Pub. 1991-04-29; Reg.
1991-05-15; TX0003067722

v. 52, no. 18, 6May91. Created 1991; Pub. 1991-05-06; Reg.
1991-05-13; TX0003102889

v. 52, no. 19, 13May91. Created 1991; Pub. 1991-05-13; Reg.
1991-05-16; TX0003067723

v. 52, no. 20, 20May91. Created 1991; Pub. 1991-05-20; Reg.
1991-05-30; TX0003109311

v. 52, no. 21, 27May91. Created 1991; Pub. 1991-05-27; Reg.
1991-06-03; TX0003067719

v. 52, no. 22, 3Jun91. Created 1991; Pub. 1991-06-03; Reg.
1991-06-13; TX0003084437

v. 52, no. 23, 10Jun91. Created 1991; Pub. 1991-06-10; Reg.
1991-06-18; TX0003102942

v. 52, no. 24, 17Jun91. Created 1991; Pub. 1991-06-17; Reg.
1991-06-20; TX0003088360

v. 52, no. 25, 24Jun91. Created 1991; Pub. 1991-06-24; Reg.
1991-07-03; TX0003093212

v. 52, no. 26, 1Jul91. Created 1991; Pub. 1991-07-01; Reg.
1991-07-09; TX0003093170

v. 52, no. 27, 8Jul91. Created 1991; Pub. 1991-07-08; Reg.
1991-07-11; TX0003093253

v. 52, no. 28, 15Jul91. Created 1991; Pub. 1991-07-15; Reg.
1991-07-22; TX0003109511

v. 52, no. 29, 22Jul91. Created 1991; Pub. 1991-07-22; Reg.
1991-07-29; TX0003109499

v. 52, no. 30, 29Jul91. Created 1991; Pub. 1991-07-29; Reg.
1991-08-02; TX0003122723

v. 52, no. 31, 5Aug91. Created 1991; Pub. 1991-08-05; Reg.
1991-08-09; TX0003116617

v. 52, no. 32, 12Aug91. Created 1991; Pub. 1991-08-12; Reg.
1991-08-19; TX0003127554

v. 52, no. 33, 19Aug91. Created 1991; Pub. 1991-08-19; Reg.
1991-08-26; TX0003127552

v. 52, no. 34, 26Aug91. Created 1991; Pub. 1991-08-26; Reg.
1991-08-30; TX0003140045

v. 52, no. 35, 2Sep91. Created 1991; Pub. 1991-09-02; Reg.
1991-09-06; TX0003140043

v. 52, no. 36, 9Sep91. Created 1991; Pub. 1991-09-09; Reg.
1991-09-18; TX0003164710

v. 52, no. 37, 16Sep91. Created 1991; Pub. 1991-09-16; Reg.
1991-09-25; TX0003164804

v. 52, no. 38, 23Sep91. Created 1991; Pub. 1991-09-23; Reg.
1991-09-30; TX0003165468

v. 52, no. 39, 30Sep91. Created 1991; Pub. 1991-09-30; Reg.
1991-10-09; TX0003165544

v. 52, no. 40, 7Oct91. Created 1991; Pub. 1991-10-07; Reg.
1991-10-15; TX0003165418

v. 52, no. 41, 14Oct91. Created 1991; Pub. 1991-10-14; Reg.
1991-10-21; TX0003165420

v. 52, no. 42, 21Oct91. Created 1991; Pub. 1991-10-21; Reg.
1991-10-28; TX0003165469

v. 52, no. 43, 23Oct91. Created 1991; Pub. 1991-10-23; Reg.
1991-11-04; TX0003182442

v. 52, no. 43, 28Oct91 (on original appl.: 23Oct91)
(SUPPLEMENTARY REG. for TX0003182442, 1991); Pub.
1991-10-28 (on original appl.: 23Oct91) Reg. 1992-03-27;
TX0003309832

v. 52, no. 44, 4Nov91. Created 1991; Pub. 1991-11-04; Reg.
1991-11-12; TX0003191487

v. 52, no. 45, 11Nov91. Created 1991; Pub. 1991-11-11; Reg.
1991-11-15; TX0003191468

v. 52, no. 46, 18Nov91. Created 1991; Pub. 1991-11-18; Reg.
1992-05-20; TX0003312358

v. 52, no. 47, 25Nov91. Created 1991; Pub. 1991-11-25; Reg.
1991-12-04; TX0003202228

v. 52, no. 48, 2Dec91. Created 1991; Pub. 1991-12-02; Reg.
1991-12-09; TX0003202320

v. 52, no. 49, 9Dec91. Created 1991; Pub. 1991-12-09; Reg.
1991-12-16; TX0003210831

v. 52, no. 50, 16Dec91. Created 1991; Pub. 1991-12-16; Reg.
1991-12-24; TX0003245933

v. 52, no. 51, 23Dec91. Created 1991; Pub. 1991-12-23; Reg.
1991-12-30; TX0003219875

v. 52, no. 52, 30Dec91. Created 1991; Pub. 1991-12-30; Reg.
1992-01-06; TX0003219797

Registration Number / Date:
VA0000518715 / 1992-08-04
Title:	1993 Snoopy calendar.

Registration Number / Date:
PA0000596491 / 1992-12-21
Title:	It's Christmastime again, Charlie Brown / a Lee Mendelson, Bill Melendez production in association with Charles M. Schulz Creative Associates and United Media Productions; produced and directed by Bill Melendez.

Registration Number / Date:
PA0000599613 / 1993-01-28
Title:	It's spring training, Charlie Brown! / directed by Sam Jaimes.

Title:	United Feature comics.

Issues Registered:

v. 53, no. 1, 6Jan92. Created 1992; Pub. 1992-01-06; Reg.
1992-01-13; TX0003245961

v. 53, no. 2, 13Jan92. Created 1992; Pub. 1992-01-13; Reg.
1992-01-21; TX0003245993

v. 53, no. 3, 20Jan92. Created 1992; Pub. 1992-01-20; Reg.
1992-01-27; TX0003238447

v. 53, no. 4, 27Jan92. Created 1992; Pub. 1992-01-27; Reg.
1992-02-03; TX0003247377

v. 53, no. 5, 3Feb92. Created 1992; Pub. 1992-02-03; Reg.
1992-02-10; TX0003247944

v. 53, no. 6, 10Feb92. Created 1992; Pub. 1992-02-10; Reg.
1992-02-14; TX0003253541

v. 53, no. 7, 17Feb92. Created 1992; Pub. 1992-02-17; Reg.
1992-02-20; TX0003253994

v. 53, no. 8, 24Feb92. Created 1992; Pub. 1992-02-24; Reg.
1992-03-02; TX0003265141

v. 53, no. 9, 2Mar92. Created 1992; Pub. 1992-03-02; Reg.
1992-03-05; TX0003265140

v. 53, no. 10, 9Mar92. Created 1992; Pub. 1992-03-09; Reg.
1992-03-12; TX0003271986

v. 53, no. 11, 16Mar92. Created 1992; Pub. 1992-03-16; Reg.
1992-03-20; TX0003271951

v. 53, no. 12, 23Mar92. Created 1992; Pub. 1992-03-23; Reg.
1992-03-30; TX0003279441

v. 53, no. 13, 30Mar92. Created 1992; Pub. 1992-03-30; Reg.
1992-04-08; TX0003275974

v. 53, no. 14, 6Apr92. Created 1992; Pub. 1992-04-06; Reg.
1992-04-13; TX0003296180

v. 53, no. 15, 13Apr92. Created 1992; Pub. 1992-04-13; Reg.
1992-04-24; TX0003303861

v. 53, no. 16, 20Apr92. Created 1992; Pub. 1992-04-20; Reg.
1992-04-27; TX0003296173

v. 53, no. 17, 27Apr92. Created 1992; Pub. 1992-04-27; Reg.
1992-05-04; TX0003304332

v. 53, no. 18, 4May92. Created 1992; Pub. 1992-05-04; Reg.
1992-05-18; TX0003312191

v. 53, no. 19, 11May92. Created 1992; Pub. 1992-05-11; Reg.
1992-05-18; TX0003314563

v. 53, no. 20, 18May92. Created 1992; Pub. 1992-05-18; Reg.
1992-05-26; TX0003314882

v. 53, no. 21, 25May92. Created 1992; Pub. 1992-05-25; Reg.
1992-06-01; TX0003314879

v. 53, no. 22, 1Jun92. Created 1992; Pub. 1992-06-01; Reg.
1992-06-08; TX0003331141

v. 53, no. 23, 8Jun92. Created 1992; Pub. 1992-06-08; Reg.
1992-06-17; TX0003331151

v. 53, no. 24, 15Jun92. Created 1992; Pub. 1992-06-15; Reg.
1992-06-19; TX0003330551

v. 53, no. 25, 22Jun92. Created 1992; Pub. 1992-06-22; Reg.
1992-07-02; TX0003343073

v. 53, no. 26, 29Jun92. Created 1992; Pub. 1992-06-29; Reg.
1992-07-06; TX0003336900

v. 53, no. 27, 6Jul92. Created 1992; Pub. 1992-07-06; Reg.
1992-07-17; TX0003351720

v. 53, no. 28, 13Jul92. Created 1992; Pub. 1992-07-13; Reg.
1992-07-20; TX0003352737

v. 53, no. 29, 20Jul92. Created 1992; Pub. 1992-07-20; Reg.
1992-07-27; TX0003361874

v. 53, no. 30, 27Jul92. Created 1992; Pub. 1992-07-27; Reg.
1992-08-03; TX0003361798

v. 53, no. 31, 3Aug92. Created 1992; Pub. 1992-08-03; Reg.
1992-08-10; TX0003366022

v. 53, no. 32, 10Aug92. Created 1992; Pub. 1992-08-10; Reg.
1992-08-14; TX0003372040

v. 53, no. 33, 17Aug92. Created 1992; Pub. 1992-08-17; Reg.
1992-08-20; TX0003372272

v. 53, no. 34, 24Aug92. Created 1992; Pub. 1992-08-24; Reg.
1992-08-28; TX0003373990

v. 53, no. 35, 31Aug92. Created 1992; Pub. 1992-08-31; Reg.
1992-09-09; TX0003379166

v. 53, no. 36, 7Sep92. Created 1992; Pub. 1992-09-07; Reg.
1992-09-10; TX0003379604

v. 53, no. 37, 14Sep92. Created 1992; Pub. 1992-09-14; Reg.
1992-09-18; TX0003417343

v. 53, no. 38, 21Sep92. Created 1992; Pub. 1992-09-21; Reg.
1992-09-23; TX0003388972

v. 53, no. 39, 28Sep92. Created 1992; Pub. 1992-09-28; Reg.
1992-09-29; TX0003397379

v. 53, no. 40, 5Oct92. Created 1992; Pub. 1992-10-05; Reg.
1992-10-14; TX0003412362

v. 53, no. 41, 12Oct92. Created 1992; Pub. 1992-10-12; Reg.
1992-10-19; TX0003417513

v. 53, no. 42, 19Oct92. Created 1992; Pub. 1992-10-19; Reg.
1992-10-26; TX0003417574

v. 53, no. 43, 26Oct92. Created 1992; Pub. 1992-10-26; Reg.
1992-10-30; TX0003421420

v. 53, no. 44, 2Nov92. Created 1992; Pub. 1992-11-02; Reg.
1992-11-09; TX0003423989

v. 53, no. 45, 9Nov92. Created 1992; Pub. 1992-11-09; Reg.
1992-11-16; TX0003428820

v. 53, no. 46, 16Nov92. Created 1992; Pub. 1992-11-16; Reg.
1992-11-24; TX0003440613

v. 53, no. 47, 23Nov92. Created 1992; Pub. 1992-11-23; Reg.
1992-11-30; TX0003430953

v. 53, no. 48, 30Nov92. Created 1992; Pub. 1992-11-30; Reg.
1992-12-08; TX0003440512

v. 53, no. 49, 7Dec92. Created 1992; Pub. 1992-12-07; Reg.
1992-12-14; TX0003441338

v. 53, no. 50, 14Dec92. Created 1992; Pub. 1992-12-14; Reg.
1992-12-29; TX0003455887

v. 53, no. 51, 21Dec92. Created 1992; Pub. 1992-12-21; Reg.
1992-12-24; TX0003474152

v. 53, no. 52, 28Dec92. Created 1992; Pub. 1992-12-28; Reg.
1992-12-28; TX0003454751

Names:	United Feature Syndicate, Inc.

Registration Number / Date:
VAu000267006 / 1993-06-08
Title:	Daisy Hill puppies.

Registration Number / Date:
TX0003731257 / 1994-01-24
Title:	Dr. Snoopy's advice to pet owners / by Dr. Snoopy; ill. By Charles M. Schulz.

Registration Number / Date:
TX0004155138 / 1995-11-24
Title:	Mischief on Daisy Hill.

Registration Number / Date:
TXu000575911 / 1993-06-28
Title:	Mischief on Daisy Hill based on the Peanuts comic strip by Charles M. Schulz.

Title:	United Feature comics.

Issues Registered:

v. 54, no. 1, 4Jan93. Created 1993; Pub. 1993-01-04; Reg.
1993-01-08; TX0003474146

v. 54, no. 2, 11Jan93. Created 1993; Pub. 1993-01-11; Reg.
1993-01-15; TX0003474144

v. 54, no. 3, 18Jan93. Created 1993; Pub. 1993-01-18; Reg.
1993-01-21; TX0003470083

v. 54, no. 4, 25Jan93. Created 1993; Pub. 1993-01-25; Reg.
1993-02-02; TX0003479100

v. 54, no. 5, 1Feb93. Created 1993; Pub. 1993-02-01; Reg.
1993-02-08; TX0003479099

v. 54, no. 6, 8Feb93. Created 1993; Pub. 1993-02-08; Reg.
1993-02-12; TX0003502827

v. 54, no. 7, 15Feb93. Created 1993; Pub. 1993-02-15; Reg.
1993-02-22; TX0003491853

v. 54, no. 8, 22Feb93. Created 1993; Pub. 1993-02-22; Reg.
1993-02-26; TX0003491963

v. 54, no. 9, 1Mar93. Created 1993; Pub. 1993-03-01; Reg.
1993-03-09; TX0003491944

v. 54, no. 10, 8Mar93. Created 1993; Pub. 1993-03-08; Reg.
1993-03-16; TX0003491948

v. 54, no. 11, 15Mar93. Created 1993; Pub. 1993-03-15; Reg.
1993-03-22; TX0003528541

v. 54, no. 12, 22Mar93. Created 1993; Pub. 1993-03-22; Reg.
1993-03-26; TX0003530856

v. 54, no. 13, 29Mar93. Created 1993; Pub. 1993-03-29; Reg.
1993-04-05; TX0003530923

v. 54, no. 14, 5Apr93. Created 1993; Pub. 1993-04-05; Reg.
1993-04-12; TX0003529881

v. 54, no. 15, 12Apr93. Created 1993; Pub. 1993-04-12; Reg.
1993-04-20; TX0003525502

v. 54, no. 16, 19Apr93. Created 1993; Pub. 1993-04-19; Reg.
1993-04-27; TX0003548974

v. 54, no. 17, 26Apr93. Created 1993; Pub. 1993-04-26; Reg.
1993-04-29; TX0003540275

v. 54, no. 18, 3May93. Created 1993; Pub. 1993-05-03; Reg.
1993-05-11; TX0003540234

v. 54, no. 19, 10May93. Created 1993; Pub. 1993-05-10; Reg.
1993-05-14; TX0003536193

v. 54, no. 20, 17May93. Created 1993; Pub. 1993-05-17; Reg.
1993-05-19; TX0003536238

v. 54, no. 21 (SUPPLEMENTARY REG. for TX0003574320, 1993);
Pub. 1993-05-24 (on original appl.: 25May93) Reg.
1993-08-06; TX0003659811

v. 54, no. 21, 25May93. Created 1993; Pub. 1993-05-25; Reg.
1993-05-27; TX0003574320

v. 54, no. 22, 31May93. Created 1993; Pub. 1993-05-31; Reg.
1993-06-08; TX0003561999

v. 54, no. 23, 7Jun93. Created 1993; Pub. 1993-06-07; Reg.
1993-06-16; TX0003638381

v. 54, no. 24, 14Jun93. Created 1993; Pub. 1993-06-14; Reg.
1993-06-21; TX0003638931

v. 54, no. 25, 21Jun93. Created 1993; Pub. 1993-06-21; Reg.
1993-06-24; TX0003597291

v. 54, no. 26, 28Jun93. Created 1993; Pub. 1993-06-28; Reg.
1993-07-07; TX0003587045

v. 54, no. 27, 5Jul93. Created 1993; Pub. 1993-07-05; Reg.
1993-07-12; TX0003587044

v. 54, no. 28, 12Jul93. Created 1993; Pub. 1993-07-12; Reg.
1993-07-16; TX0003587065

v. 54, no. 29, 19Jul93. Created 1993; Pub. 1993-07-19; Reg.
1993-08-02; TX0003630092

v. 54, no. 29, 19Jul93. Created 1993; Pub. 1993-07-19; Reg.
1993-07-26; TX0003589418

v. 54, no. 30, 26Jul93. Created 1993; Pub. 1993-07-26; Reg.
1993-08-06; TX0003638932

v. 54, no. 31, 2Aug93. Created 1993; Pub. 1993-08-02; Reg.
1993-08-17; TX0003671022

v. 54, no. 31, 2Aug93. Created 1993; Pub. 1993-08-02; Reg.
1993-08-12; TX0003630695

v. 54, no. 32, 9Aug93. Created 1993; Pub. 1993-08-09; Reg.
1993-08-13; TX0003610133

v. 54, no. 33, 16Aug93. Created 1993; Pub. 1993-08-16; Reg.
1993-08-19; TX0003744074

v. 54, no. 34, 23Aug93. Created 1993; Pub. 1993-08-23; Reg.
1993-09-01; TX0003630979

v. 54, no. 35, 30Aug93. Created 1993; Pub. 1993-08-30; Reg.
1993-09-07; TX0003645041

v. 54, no. 36, 6Sep93. Created 1993; Pub. 1993-09-06; Reg.
1993-09-16; TX0003681893

v. 54, no. 37, 13Sep93. Created 1993; Pub. 1993-09-13; Reg.
1993-09-21; TX0003702131

v. 54, no. 38, 20Sep93. Created 1993; Pub. 1993-09-20; Reg.
1993-09-24; TX0003641121

v. 54, no. 39, 27Sep93. Created 1993; Pub. 1993-09-27; Reg.
1993-10-01; TX0003911665

v. 54, no. 39, 27Sep93. Created 1993; Pub. 1993-09-27; Reg.
1994-08-11; TX0003911662

v. 54, no. 40, 4Oct93. Created 1993; Pub. 1993-10-04; Reg.
1993-10-12; TX0003630432

v. 54, no. 41, 11Oct93. Created 1993; Pub. 1993-10-11; Reg.
1993-10-14; TX0003725060

v. 54, no. 42, 18Oct93. Created 1993; Pub. 1993-10-18; Reg.
1993-10-26; TX0003681892

v. 54, no. 43, 25Oct93. Created 1993; Pub. 1993-10-25; Reg.
1993-10-29; TX0003733040

v. 54, no. 44, 1Nov93. Created 1993; Pub. 1993-11-01; Reg.
1993-11-08; TX0003702140

v. 54, no. 45, 8Nov93. Created 1993; Pub. 1993-11-08; Reg.
1993-11-16; TX0003692474

v. 54, no. 46, 15Nov93. Created 1993; Pub. 1993-11-15; Reg.
1993-11-22; TX0003780670

v. 54, no. 47, 22Nov93. Created 1993; Pub. 1993-11-22; Reg.
1993-11-26; TX0003725270

v. 54, no. 48, 29Nov93. Created 1993; Pub. 1993-11-29; Reg.
1993-12-03; TX0003744400

v. 54, no. 49, 6Dec93. Created 1993; Pub. 1993-12-06; Reg.
1993-12-10; TX0003737276

v. 54, no. 50, 13Dec93. Created 1993; Pub. 1993-12-13; Reg.
1993-12-16; TX0003744459

v. 54, no. 51, 20Dec93. Created 1993; Pub. 1993-12-20; Reg.
1993-12-27; TX0003747188

v. 54, no. 52, 27Dec93. Created 1993; Pub. 1993-12-27; Reg.
1993-12-21; TX0003744762

Names:	United Feature Syndicate, Inc.

Registration Number / Date:
PA0000688589 / 1994-03-03
Title:	You're in the Super Bowl, Charlie Brown! / a Lee Mendelson Bill Melendez production in association with Charles M. Schulz Creative Associates and United Media Productions; produced and directed by Bill Melendez.

Registration Number / Date:
TX0003996803 / 1995-02-08
Title:	Around the world in 45 years / by Charles M. Schulz.

Registration Number / Date:
TX0003833765 / 1994-07-01
Title:	Being a dog is a full-time job : a Peanuts collection / by Charles M. Schulz.

Registration Number / Date:
TX0003789612 / 1994-04-18
Title:	Snoopy's love book / Charles M. Schulz.

Title:	United Feature comics.

Issues Registered:

v. 55, no. 1, 3Jan94. Created 1994; Pub. 1994-01-03; Reg.
1994-01-03; TX0003747192

v. 55, no. 2, 10Jan94. Created 1994; Pub. 1994-01-10; Reg.
1994-01-14; TX0003744662

v. 55, no. 3, 17Jan94. Created 1994; Pub. 1994-01-17; Reg.
1994-01-24; TX0003744747

v. 55, no. 4, 24Jan94. Created 1994; Pub. 1994-01-24; Reg.
1994-01-31; TX0003744751

v. 55, no. 5, 31Jan94. Created 1994; Pub. 1994-01-31; Reg.
1994-02-07; TX0003744750

v. 55, no. 6, 7Feb94. Created 1994; Pub. 1994-02-07; Reg.
1994-02-07; TX0003737502

v. 55, no. 7, 14Feb94. Created 1994; Pub. 1994-02-14; Reg.
1994-02-23; TX0003747354

v. 55, no. 8, 21Feb94. Created 1994; Pub. 1994-02-21; Reg.
1994-03-16; TX0003751833

v. 55, no. 9, 28Feb94. Created 1994; Pub. 1994-02-28; Reg.
1994-03-07; TX0003784540

v. 55, no. 10, 7Mar94. Created 1994; Pub. 1994-03-07; Reg.
1994-03-14; TX0003751880

v. 55, no. 11, 14Mar94. Created 1994; Pub. 1994-03-14; Reg.
1994-03-17; TX0003786887

v. 55, no. 12, 21Mar94. Created 1994; Pub. 1994-03-21; Reg.
1994-03-22; TX0003780658

v. 55, no. 13, 28Mar94. Created 1994; Pub. 1994-03-28; Reg.
1994-04-01; TX0003773236

v. 55, no. 14, 4Apr94. Created 1994; Pub. 1994-04-04; Reg.
1994-04-11; TX0003780557

v. 55, no. 15, 11Apr94. Created 1994; Pub. 1994-04-11; Reg.
1994-04-20; TX0003784576

v. 55, no. 16, 18Apr94. Created 1994; Pub. 1994-04-18; Reg.
1994-04-25; TX0003836543

v. 55, no. 17, 25Apr94. Created 1994; Pub. 1994-04-25; Reg.
1994-05-02; TX0003780674

v. 55, no. 18, 2May94. Created 1994; Pub. 1994-05-02; Reg.
1994-05-16; TX0003791842

v. 55, no. 19, 9May94. Created 1994; Pub. 1994-05-09; Reg.
1994-05-13; TX0003836542

v. 55, no. 20, 16May94. Created 1994; Pub. 1994-05-16; Reg.
1994-05-31; TX0003911655

v. 55, no. 21, 23May94. Created 1994; Pub. 1994-05-23; Reg.
1994-05-23; TX0003817498

v. 55, no. 22, 30May94. Created 1994; Pub. 1994-05-30; Reg.
1994-06-09; TX0003911652

v. 55, no. 23, 6Jun94. Created 1994; Pub. 1994-06-06; Reg.
1994-06-13; TX0003817485

v. 55, no. 24, 13Jun94. Created 1994; Pub. 1994-06-13; Reg.
1994-06-14; TX0003816933

v. 55, no. 25, 20Jun94. Created 1994; Pub. 1994-06-20; Reg.
1994-06-28; TX0003911668

v. 55, no. 26, 27Jun94. Created 1994; Pub. 1994-06-27; Reg.
1994-06-28; TX0003911667

v. 55, no. 27, 4Jul94. Created 1994; Pub. 1994-07-04; Reg.
1994-07-11; TX0003817486

v. 55, no. 28, 11Jul94. Created 1994; Pub. 1994-07-11; Reg.
1994-07-18; TX0003911659

v. 55, no. 29, 18Jul94. Created 1994; Pub. 1994-07-18; Reg.
1994-08-03; TX0003911670

v. 55, no. 30, 25Jul94. Created 1994; Pub. 1994-07-25; Reg.
1994-08-05; TX0003953664

v. 55, no. 31, 1Aug94. Created 1994; Pub. 1994-08-01; Reg.
1994-08-11; TX0003911661

v. 55, no. 32, 8Aug94. (CO correspondence.) Created 1994;
Pub. 1994-08-08; Reg. 1994-09-07; TX0003930496

v. 55, no. 33, 15Aug94. (CO correspondence.) Created 1994;
Pub. 1994-08-15; Reg. 1994-09-07; TX0003930494

v. 55, no. 34, 22Aug94. Created 1994; Pub. 1994-08-22; Reg.
1994-09-07; TX0003911645

v. 55, no. 35, 29Aug94. Created 1994; Pub. 1994-08-29; Reg.
1994-09-07; TX0003911649

v. 55, no. 36, 5Sep94. Created 1994; Pub. 1994-09-05; Reg.
1994-09-15; TX0003911650

v. 55, no. 37, 12Sep94. Created 1994; Pub. 1994-09-12; Reg.
1994-09-20; TX0003911644

v. 55, no. 38, 19Sep94. Created 1994; Pub. 1994-09-19; Reg.
1994-10-05; TX0003915602

v. 55, no. 39, 26Sep94. Created 1994; Pub. 1994-09-26; Reg.
1994-10-04; TX0003915604

v. 55, no. 40, 3Oct94. Created 1994; Pub. 1994-10-03; Reg.
1994-10-14; TX0003922710

v. 55, no. 41, 10Oct94. Created 1994; Pub. 1994-10-10; Reg.
1994-10-14; TX0003922709

v. 55, no. 42, 17Oct94. Created 1994; Pub. 1994-10-17; Reg.
1994-10-28; TX0003935851

v. 55, no. 43, 24Oct94. Created 1994; Pub. 1994-10-24; Reg.
1994-10-31; TX0003937197

v. 55, no. 44, 31Oct94. Created 1994; Pub. 1994-10-31; Reg.
1994-11-16; TX0003941440

v. 55, no. 45, 7Nov94. Created 1994; Pub. 1994-11-07; Reg.
1994-11-18; TX0003943765

v. 55, no. 46, 14Nov94. Created 1994; Pub. 1994-11-14; Reg.
1994-11-18; TX0003943803

v. 55, no. 47, 21Nov94. Created 1994; Pub. 1994-11-21; Reg.
1994-12-01; TX0003949112

v. 55, no. 48, 28Nov94. Created 1994; Pub. 1994-11-28; Reg.
1994-12-05; TX0003949109

v. 55, no. 49, 5Dec94. Created 1994; Pub. 1994-12-05; Reg.
1994-12-14; TX0003949356

v. 55, no. 50, 12Dec94. Created 1994; Pub. 1994-12-12; Reg.
1994-12-15; TX0003957741

v. 55, no. 51, 19Dec94. Created 1994; Pub. 1994-12-19; Reg.
1995-01-03; TX0003968854

v. 55, no. 52, 26Dec94. Created 1994; Pub. 1994-12-26; Reg.
1995-01-09; TX0003968856

Names:	United Feature Syndicate, Inc.

Registration Number / Date:
VA0000815395 / 1996-08-05
Title:	Charlie Brown plays baseball card game.

Registration Number / Date:
VA0000815396 / 1996-08-05
Title:	The comic strip card game.

Registration Number / Date:
TX0004094937 / 1995-08-08
Title:	Good grief--the story of Charles M. Schulz / Rheta Grimsley Johnson.

Registration Number / Date:
TX0004084364 / 1995-08-08
Title:	Make way for the king of the jungle : a Peanuts collection/ by Charles M. Schulz.

Registration Number / Date:
VA0000802051 / 1996-08-05
Title:	Snoopy playing cards.

Title:	United Feature comics.

Issues Registered:

v. 56, no. 1, 2Jan95. Created 1995; Pub. 1995-01-02; Reg.
1995-01-10; TX0003966256

v. 56, no. 2, 9Jan95. Created 1995; Pub. 1995-01-09; Reg.
1995-01-19; TX0003973839

v. 56, no. 3, 16Jan95. Created 1995; Pub. 1995-01-16; Reg.
1995-02-01; TX0003976656

v. 56, no. 4, 23Jan95. Created 1995; Pub. 1995-01-23; Reg.
1995-02-01; TX0003976657

v. 56, no. 5, 30Jan95. Created 1995; Pub. 1995-01-30; Reg.
1995-02-09; TX0003983050

v. 56, no. 6, 6Feb95. Created 1995; Pub. 1995-02-06; Reg.
1995-02-09; TX0003983053

v. 56, no. 7, 13Feb95. Created 1995; Pub. 1995-02-13; Reg.
1995-02-21; TX0003995818

v. 56, no. 8, 20Feb95. Created 1995; Pub. 1995-02-20; Reg.
1995-02-27; TX0003995815

v. 56, no. 9, 27Feb95. Created 1995; Pub. 1995-02-27; Reg.
1995-03-03; TX0003999657

v. 56, no. 10, 6Mar95. Created 1995; Pub. 1995-03-06; Reg.
1995-03-13; TX0003999656

v. 56, no. 11, 13Mar95. Created 1995; Pub. 1995-03-13; Reg.
1995-03-13; TX0003999484

v. 56, no. 12, 20Mar95. Created 1995; Pub. 1995-03-20; Reg.
1995-04-07; TX0003695602

v. 56, no. 13, 27Mar95. Created 1995; Pub. 1995-03-27; Reg.
1995-03-31; TX0003650541

v. 56, no. 14, 3Apr95. Created 1995; Pub. 1995-04-03; Reg.
1995-04-10; TX0004064075

v. 56, no. 15, 10Apr95. Created 1995; Pub. 1995-04-10; Reg.
1995-04-24; TX0004099742

v. 56, no. 16, 17Apr95. Created 1995; Pub. 1995-04-17; Reg.
1995-04-26; TX0004099646

v. 56, no. 17, 24Apr95. Created 1995; Pub. 1995-04-24; Reg.
1995-05-03; TX0004015928

v. 56, no. 18, 1May95. Created 1995; Pub. 1995-05-01; Reg.
1995-07-19; TX0004141951

v. 56, no. 18, 1May95. Created 1995; Pub. 1995-05-01; Reg.
1995-05-12; TX0004013457

v. 56, no. 19, 8May95. Created 1995; Pub. 1995-05-08; Reg.
1995-05-18; TX0004034035

v. 56, no. 20, 15May95. Created 1995; Pub. 1995-05-15; Reg.
1995-05-26; TX0004034033

v. 56, no. 21, 22May95. Created 1995; Pub. 1995-05-22; Reg.
1995-06-08; TX0004022740

v. 56, no. 22, 29May95. Created 1995; Pub. 1995-05-29; Reg.
1995-06-12; TX0004064116

v. 56, no. 23, 5Jun95. Created 1995; Pub. 1995-06-05; Reg.
1995-06-21; TX0004054620

v. 56, no. 24, 12Jun95. Created 1995; Pub. 1995-06-12; Reg.
1995-06-21; TX0004054621

v. 56, no. 25, 19Jun95. Created 1995; Pub. 1995-06-19; Reg.
1995-07-03; TX0004054290

v. 56, no. 26, 26Jun95. Created 1995; Pub. 1995-06-26; Reg.
1995-07-03; TX0004064117

v. 56, no. 27, 3Jul95. Created 1995; Pub. 1995-07-03; Reg.
1995-07-17; TX0004063821

v. 56, no. 28, 10Jul95. Created 1995; Pub. 1995-07-10; Reg.
1995-07-20; TX0004063947

v. 56, no. 29, 17Jul95. Created 1995; Pub. 1995-07-17; Reg.
1995-07-31; TX0004103148

v. 56, no. 30, 24Jul95. Created 1995; Pub. 1995-07-24; Reg.
1995-08-04; TX0004097199

v. 56, no. 31, 31Jul95. Created 1995; Pub. 1995-07-31; Reg.
1995-08-14; TX0004088937

v. 56, no. 32, 7Aug95. Created 1995; Pub. 1995-08-07; Reg.
1995-08-21; TX0004094535

v. 56, no. 33, 14Aug95. Created 1995; Pub. 1995-08-14; Reg.
1995-08-24; TX0004094529

v. 56, no. 34, 21Aug95. Created 1995; Pub. 1995-08-21; Reg.
1995-09-05; TX0004106102

v. 56, no. 35, 28Aug95. Created 1995; Pub. 1995-08-28; Reg.
1995-09-12; TX0004106392

v. 56, no. 36, 4Sep95. Created 1995; Pub. 1995-09-04; Reg.
1995-09-14; TX0004106086

v. 56, no. 37, 11Sep95. Created 1995; Pub. 1995-09-11; Reg.
1995-09-25; TX0004109850

v. 56, no. 38, 18Sep95. Created 1995; Pub. 1995-09-18; Reg.
1995-09-28; TX0004108859

v. 56, no. 39, 25Sep95. Created 1995; Pub. 1995-09-25; Reg.
1995-10-05; TX0004116711

v. 56, no. 40, 2Oct95. Created 1995; Pub. 1995-10-02; Reg.
1995-10-17; TX0004150059

v. 56, no. 41, 9Oct95. Created 1995; Pub. 1995-10-09; Reg.
1995-10-19; TX0004124193

v. 56, no. 42, 16Oct95. Created 1995; Pub. 1995-10-16; Reg.
1995-11-02; TX0004125608

v. 56, no. 43, 23Oct95. Created 1995; Pub. 1995-10-23; Reg.
1995-11-06; TX0004130506

v. 56, no. 44, 30Oct95. Created 1995; Pub. 1995-10-30; Reg.
1995-11-21; TX0004165579

v. 56, no. 45, 6Nov95. Created 1995; Pub. 1995-11-06; Reg.
1995-11-21; TX0004131016

v. 56, no. 46, 13Nov95. Created 1995; Pub. 1995-11-13; Reg.
1995-12-04; TX0004165476

v. 56, no. 47, 20Nov95. Created 1995; Pub. 1995-11-20; Reg.
1995-12-12; TX0004156134

v. 56, no. 48, 27Nov95. Created 1995; Pub. 1995-11-27; Reg.
1995-12-11; TX0004156138

v. 56, no. 49, 4Dec95. Created 1995; Pub. 1995-12-04; Reg.
1995-12-21; TX0004165427

v. 56, no. 50, 11Dec95. Created 1995; Pub. 1995-12-11; Reg.
1995-12-22; TX0004165638

v. 56, no. 51, 18Dec95. Created 1995; Pub. 1995-12-18; Reg.
1995-12-22; TX0004165639

v. 56, no. 52, 25Dec95. Created 1995; Pub. 1995-12-25; Reg.
1996-01-29; TX0004186187

Registration Number / Date:
TX0004486976 / 1997-02-25
Title:	Bah, humbug! / by Schulz.

Registration Number / Date:
TX0004471456 / 1997-02-14
Title:	Birthdays are no piece of cake / by Schulz.

Registration Number / Date:
TX0004471463 / 1997-02-14
Title:	Dogs are from Jupiter (cats are from the Moon) / by Schulz.

Registration Number / Date:
TX0004471457 / 1997-02-14
Title:	Friends for life / by Schulz.

Registration Number / Date:
TX0004386434 / 1996-10-01
Title:	Funny pictures : cartooning with Charles M. Schulz.

Registration Number / Date:
TX0004491650 / 1997-02-14
Application Title: Peanuts at work & play.
Title:	A good caddie is hard to find / by Schulz.

Registration Number / Date:
TX0004486977 / 1997-02-25
Title:	Happy birthday! (and one to glow on) / by Schulz.

Registration Number / Date:
TX0004471464 / 1997-02-14
Title:	Have another cookie (it'll make you feel better) / by Schulz.

Registration Number / Date:
TX0004471458 / 1997-02-14
Title:	I love you! / by Schulz.

Registration Number / Date:
TX0004486978 / 1997-02-25
Title:	It's Christmas / by Schulz.

Registration Number / Date:
TX0004381719 / 1996-09-13
Title:	Kick the ball, Marcie! / Charles M. Schulz.

Registration Number / Date:
TX0004471465 / 1997-02-14
Title:	Life's answers (and much, much more) / by Schulz.

Registration Number / Date:
TX0004471460 / 1997-02-14
Title:	Love isn't easy / by Schulz.

Registration Number / Date:
TX0004471466 / 1997-02-14
Title:	Me, stressed out? / by Schulz.

Registration Number / Date:
TX0004471492 / 1997-02-14

Application Title:	Festive Peanuts.
Title:	Peanuts Christmas ornament book.

Registration Number / Date:
TX0004471494 / 1997-02-14
Title:	Pop! goes the beagle.

Registration Number / Date:
TX0004380215 / 1996-09-13
Title:	Sally's Christmas miracle / Charles M. Schulz.

Registration Number / Date:
TX0004471459 / 1997-02-14
Title:	Season's greetings! / by Schulz.

Registration Number / Date:
TX0004471462 / 1997-02-14
Title:	See you later, litigator! / by Schulz.

Registration Number / Date:
TX0004486880 / 1997-02-25
Title:	Snoopy, not your average dog / by Schulz.

Registration Number / Date:
TX0004471495 / 1997-02-14
Title:	Snoopy's Christmas tree.

Registration Number / Date:
TX0004486864 / 1997-02-25
Application Title:	Passionate Peanuts.
Title:	Somebody loves you / by Schulz.

Registration Number / Date:
TX0004486865 / 1997-02-25
Title:	Tis the season to be crabby / by Schulz.

Registration Number / Date:
TX0004380095 / 1996-09-13
Title:	Trick or treat, Great Pumpkin / Charles M. Schulz.

Title:	United Feature comics.

Issues Registered:

v. 57, no. 1, 1Jan96. Created 1996; Pub. 1996-01-01; Reg.
1996-01-16; TX0004146308

v. 57, no. 2, 8Jan96. Created 1996; Pub. 1996-01-08; Reg.
1996-01-26; TX0004186486

v. 57, no. 3, 15Jan96. Created 1996; Pub. 1996-01-15; Reg.
1996-02-06; TX0004219935

v. 57, no. 4, 22Jan96. Created 1996; Pub. 1996-01-22; Reg.
1996-02-12; TX0004219966

v. 57, no. 5, 29Jan96. Created 1996; Pub. 1996-01-29; Reg.
1996-02-12; TX0004219965

v. 57, no. 6, 5Feb96. Created 1996; Pub. 1996-02-05; Reg.
1996-02-28; TX0004247802

v. 57, no. 7, 12Feb96. Created 1996; Pub. 1996-02-12; Reg.
1996-02-22; TX0004186459

v. 57, no. 8, 19Feb96. Created 1996; Pub. 1996-02-19; Reg.
1996-02-28; TX0004247801

v. 57, no. 9, 26Feb96. Created 1996; Pub. 1996-02-26; Reg.
1996-03-12; TX0004024090

v. 57, no. 10, 4Mar96. Created 1996; Pub. 1996-03-04; Reg.
1996-03-22; TX0004177167

v. 57, no. 11, 11Mar96. Created 1996; Pub. 1996-03-11; Reg.
1996-03-27; TX0004230791

v. 57, no. 12, 18Mar96. Created 1996; Pub. 1996-03-18; Reg.
1996-04-02; TX0004219964

v. 57, no. 13, 25Mar96. Created 1996; Pub. 1996-03-25; Reg.
1996-04-02; TX0004024087

v. 57, no. 14, 1Apr96. Created 1996; Pub. 1996-04-01; Reg.
1996-04-17; TX0004216498

v. 57, no. 17, 22Apr96. Created 1996; Pub. 1996-04-22; Reg.
1996-05-07; TX0004287126

v. 57, no. 18, 29Apr96. Created 1996; Pub. 1996-04-29; Reg.
1996-05-10; TX0003771439

v. 57, no. 19, 6May96. Created 1996; Pub. 1996-05-06; Reg.
1996-05-23; TX0004280615

v. 57, no. 20, 13May96. Created 1996; Pub. 1996-05-13; Reg.
1996-05-23; TX0004280612

v. 57, no. 21, 20May96. Created 1996; Pub. 1996-05-20; Reg.
1996-06-03; TX0004306447

v. 57, no. 22, 27May96. Created 1996; Pub. 1996-05-27; Reg.
1996-06-10; TX0004306446

v. 57, no. 23, 3Jun96. Created 1996; Pub. 1996-06-03; Reg.
1996-06-13; TX0003771490

v. 57, no. 24, 10Jun96. Created 1996; Pub. 1996-06-10; Reg.
1996-06-17; TX0004288433

v. 57, no. 25, 17Jun96. Created 1996; Pub. 1996-06-17; Reg.
1996-07-09; TX0004287160

v. 57, no. 26, 24Jun96. Created 1996; Pub. 1996-06-24; Reg.
1996-07-08; TX0004287149

v. 57, no. 27, 1Jul96. Created 1996; Pub. 1996-07-01; Reg.
1996-07-22; TX0004304037

v. 57, no. 28, 8Jul96. Created 1996; Pub. 1996-07-08; Reg.
1996-07-23; TX0004307658

v. 57, no. 29, 15Jul96. Created 1996; Pub. 1996-07-15; Reg.
1996-07-22; TX0004307660

v. 57, no. 30, 22Jul96. Created 1996; Pub. 1996-07-22; Reg.
1996-08-05; TX0004307662

v. 57, no. 31, 29Jul96. Created 1996; Pub. 1996-07-29; Reg.
1996-08-09; TX0004321774

v. 57, no. 32, 5Aug96. Created 1996; Pub. 1996-08-05; Reg.
1996-09-03; TX0004326177

v. 57, no. 33, 12Aug96. Created 1996; Pub. 1996-08-12; Reg.
1996-09-03; TX0004326174

v. 57, no. 34, 19Aug96. Created 1996; Pub. 1996-08-19; Reg.
1996-09-06; TX0004336549

v. 57, no. 35, 26Aug96. Created 1996; Pub. 1996-08-26; Reg.
1996-09-05; TX0004328669

v. 57, no. 36, 2Sep96. Created 1996; Pub. 1996-09-02; Reg.
1996-09-20; TX0004348104

v. 57, no. 37, 9Sep96. Created 1996; Pub. 1996-09-09; Reg.
1996-09-23; TX0004339853

v. 57, no. 38, 16Sep96. Created 1996; Pub. 1996-09-16; Reg.
1996-09-30; TX0004339852

v. 57, no. 39, 23Sep96. Created 1996; Pub. 1996-09-23; Reg.
1996-10-21; TX0004356410

v. 57, no. 41, 7Oct96. Created 1996; Pub. 1996-10-07; Reg.
1996-10-21; TX0004356409

v. 57, no. 42, 14Oct96. Created 1996; Pub. 1996-10-14; Reg.
1996-10-31; TX0004364102

v. 57, no. 43, 21Oct96. Created 1996; Pub. 1996-10-21; Reg.
1996-11-04; TX0004373533

v. 57, no. 44, 28Oct96. Created 1996; Pub. 1996-10-28; Reg.
1996-11-22; TX0004373535

v. 57, no. 45, 4Nov96. Created 1996; Pub. 1996-11-04; Reg.
1996-12-12; TX0004398073

v. 57, no. 46, 11Nov96. Created 1996; Pub. 1996-11-11; Reg.
1996-12-12; TX0004398075

v. 57, no. 47, 18Nov96. Created 1996; Pub. 1996-11-18; Reg.
1996-12-09; TX0004398035

v. 57, no. 48, 25Nov96. Created 1996; Pub. 1996-11-25; Reg.
1996-12-09; TX0004398034

v. 57, no. 49, 2Dec96. Created 1996; Pub. 1996-12-02; Reg.
1996-12-18; TX0004397990

v. 57, no. 50, 9Dec96. Created 1996; Pub. 1996-12-09; Reg.
1996-12-30; TX0004399228

v. 57, no. 51, 16Dec96. Created 1996; Pub. 1996-12-16; Reg.
1997-01-08; TX0004407625

v. 57, no. 52, 23Dec96. Created 1996; Pub. 1996-12-23; Reg.
1997-01-09; TX0004434370

v. 57, no. 53, 30Dec96. Created 1996; Pub. 1996-12-30; Reg.
1997-01-13; TX0004403763

Names:	United Feature Syndicate, Inc.

Registration Number / Date:
TX0004471461 / 1997-02-14
Title:	Way beyond therapy / by Schulz.

Registration Number / Date:
TX0004471455 / 1997-02-14
Title:	You can count on me / by Schulz.

Registration Number / Date:
TX0004387607 / 1996-09-13
Title:	Your dog plays hockey? / Charles M. Schulz.

Registration Number / Date:
TX0004691036 / 1997-12-15
Title:	Born crabby / by Schulz.

Registration Number / Date:
TX0004684853 / 1997-12-15
Title:	Charlie Brown blank journal.

Registration Number / Date:
TX0004564928 / 1997-12-15
Title:	Charlie Brown, not your average blockhead / by Schulz.

Registration Number / Date:
TX0004723321 / 1998-02-17
Title:	Insights from the outfield / by Schulz.

Registration Number / Date:
PA0000851114 / 1997-07-10
Title:	It was my best birthday ever, Charlie Brown! / a Lee Mendelson, Bill Melendez production; produced and directed by Bill Melendez.

Title:	United Feature comics.

Issues Registered:

v. 58, no. 1, 6Jan97. Created 1997; Pub. 1997-01-06; Reg.
1997-01-22; TX0004448808

v. 58, no. 2, 13Jan97. Created 1997; Pub. 1997-01-13; Reg.
1997-02-04; TX0004439130

v. 58, no. 3, 20Jan97. Created 1997; Pub. 1997-01-20; Reg.
1997-02-11; TX0004425421

v. 58, no. 4, 27Jan97. Created 1997; Pub. 1997-01-27; Reg.
1997-02-13; TX0004434560

v. 58, no. 5, 3Feb97. Created 1997; Pub. 1997-02-03; Reg.
1997-02-24; TX0004425750

v. 58, no. 6, 10Feb97. Created 1997; Pub. 1997-02-10; Reg.
1997-03-03; TX0004445007

v. 58, no. 7, 17Feb97. Created 1997; Pub. 1997-02-17; Reg.
1997-03-06; TX0004456880

v. 58, no. 8, 24Feb97. Created 1997; Pub. 1997-02-27; Reg.
1997-03-18; TX0004456860

v. 58, no. 9, 3Mar97. Created 1997; Pub. 1997-03-03; Reg.
1997-03-17; TX0004444995

v. 58, no. 10, 10Mar97. Created 1997; Pub. 1997-03-10; Reg.
1997-04-07; TX0004469458

v. 58, no. 11, 17Mar97. Created 1997; Pub. 1997-03-17; Reg.
1997-04-07; TX0004469457

v. 58, no. 12, 24Mar97. Created 1997; Pub. 1997-03-24; Reg.
1997-04-22; TX0004468802

v. 58, no. 13, 31Mar97. Created 1997; Pub. 1997-03-31; Reg.
1997-04-22; TX0004468803

v. 58, no. 14, 7Apr97. Created 1997; Pub. 1997-04-07; Reg.
1997-04-22; TX0004462517

v. 58, no. 15, 14Apr97. Created 1997; Pub. 1997-04-14; Reg.
1997-05-02; TX0004517616

v. 58, no. 16, 21Apr97. Created 1997; Pub. 1997-04-16; Reg.
1997-05-12; TX0004513134 SEE ALSO v. 58, no. 16,
21Apr97. Reg. 1998-03-27; TX0004766469

v. 58, no. 16, 21Apr97.; SUPPLEMENTARY REG. for:
TX0004513134, 1997 Pub. 1997-04-21 (on original appl.:
16Apr97) Reg. 1998-03-27; TX0004766469

v. 58, no. 17, 28Apr97. Created 1997; Pub. 1997-04-28; Reg.
1997-05-12; TX0004513133

v. 58, no. 17, 28Apr97. Created 1997; Pub. 1997-04-28; Reg.
1997-05-16; TX0004525880

v. 58, no. 18, 5May97. Created 1997; Pub. 1997-05-05; Reg.
1997-05-19; TX0004485373

v. 58, no. 18, 5May97. Created 1997; Pub. 1997-05-05; Reg.
1997-05-20; TX0004513113

v. 58, no. 19, 12May97. Created 1997; Pub. 1997-05-12; Reg.
1997-06-09; TX0004499229

v. 58, no. 20, 19May97. Created 1997; Pub. 1997-05-19; Reg.
1997-06-09; TX0004499231

v. 58, no. 21, 26May97. Created 1997; Pub. 1997-05-26; Reg.
1997-06-12; TX0004513135

v. 58, no. 22, 2Jun97. Created 1997; Pub. 1997-06-02; Reg.
1997-06-16; TX0004501412

v. 58, no. 23, 9Jun97. Created 1997; Pub. 1997-06-09; Reg.
1997-06-16; TX0004513112

v. 58, no. 24, 16Jun97. Created 1997; Pub. 1997-06-16; Reg.
1997-07-01; TX0004500786

v. 58, no. 25, 23Jun97. Created 1997; Pub. 1997-06-23; Reg.
1997-07-14; TX0004513131

v. 58, no. 26, 30Jun97. Created 1997; Pub. 1997-06-30; Reg.
1997-07-24; TX0004517768

v. 58, no. 27, 7Jul97. Created 1997; Pub. 1997-07-07; Reg.
1997-07-25; TX0004531469

v. 58, no. 29, 21Jul97. Created 1997; Pub. 1997-07-21; Reg.
1997-08-04; TX0004521463

v. 58, no. 30, 28Jul97. Created 1997; Pub. 1997-07-28; Reg.
1997-08-12; TX0004521657

v. 58, no. 31, 4Aug97. Created 1997; Pub. 1997-08-04; Reg.
1997-08-11; TX0004531468

v. 58, no. 32, 11Aug97. Created 1997; Pub. 1997-08-11; Reg.
1997-08-27; TX0004531470

v. 58, no. 33, 18Aug97. Created 1997; Pub. 1997-08-18; Reg.
1997-09-04; TX0004536292

v. 58, no. 34, 25Aug97. Created 1997; Pub. 1997-08-25; Reg.
1997-09-08; TX0004536295

v. 58, no. 35, 1Sep97. Created 1997; Pub. 1997-09-01; Reg.
1997-09-19; TX0004546357

v. 58, no. 36, 8Sep97. Created 1997; Pub. 1997-09-08; Reg.
1997-09-19; TX0004546356

v. 58, no. 37, 15Sep97. Created 1997; Pub. 1997-09-15; Reg.
1997-09-29; TX0004569631

v. 58, no. 38, 22Sep97. Created 1997; Pub. 1997-09-22; Reg.
1997-10-06; TX0004574987

v. 58, no. 39, 29Sep97. Created 1997; Pub. 1997-09-29; Reg.
1997-10-16; TX0004556986

v. 58, no. 40, 6Oct97. Created 1997; Pub. 1997-10-06; Reg.
1997-10-21; TX0004570482

v. 58, no. 41, 13Oct97. Created 1997; Pub. 1997-10-13; Reg.
1997-11-12; TX0004577287

v. 58, no. 42, 20Oct97. Created 1997; Pub. 1997-10-20; Reg.
1997-11-05; TX0004569628

v. 58, no. 43, 27Oct97. Created 1997; Pub. 1997-10-27; Reg.
1997-11-10; TX0004574989

v. 58, no. 44, 3Nov97. (CO correspondence.) Created 1997;
Pub. 1997-11-03; Reg. 1997-11-10; TX0004602814

v. 58, no. 45, 10Nov97. Created 1997; Pub. 1997-11-10; Reg.
1997-11-26; TX0004585635

v. 58, no. 46, 17Nov97. Created 1997; Pub. 1997-11-17; Reg.
1997-12-12; TX0004586755

v. 58, no. 47, 24Nov97. Created 1997; Pub. 1997-11-24; Reg.
1997-12-01; TX0004585589

v. 58, no. 48, 1Dec97. Created 1997; Pub. 1997-12-01; Reg.
1997-12-22; TX0004586754

v. 58, no. 49, 8Dec97. Created 1997; Pub. 1997-12-08; Reg.
1997-12-30; TX0004587226

v. 58, no. 50, 15Dec97. Created 1997; Pub. 1997-12-15; Reg.
1997-12-30; TX0004587224

v. 58, no. 51, 22Dec97. Created 1997; Pub. 1997-12-22; Reg.
1998-01-12; TX0004609063

v. 58, no. 52, 29Dec97. Created 1997; Pub. 1997-12-29; Reg.
1998-01-16; TX0004609060

Registration Number / Date:
RE0000825004 / 2000-06-09
Supplement to: RE0000770131 / 1997
Title:	The world of Charlie Brown and Charles Schulz. By Lee Mendelson Productions.

Registration Number / Date:
TX0004856649 / 1998-10-01
Title:	Beware of the snoring ghost! / Charles M. Schulz.

Registration Number / Date:
TX0004775525 / 1998-05-22
Title:	Bon voyage! / by Schulz.

Registration Number / Date:
TX0004847988 / 1998-09-18
Title:	The doctor is in(sane) / by Schulz.

Registration Number / Date:
TX0004742477 / 1998-03-09
Title:	Everyone gets gold stars but me! / Charles M. Schulz.

Registration Number / Date:
TX0004776222 / 1998-05-22
Title:	A flying ace needs lots of root beer / Charles M. Schulz.

Registration Number / Date:
TX0004091896 / 1998-11-05
Title:	Happy New Year! / by Charles M. Schulz.

Registration Number / Date:
TX0004722201 / 1998-02-17
Title:	Happy Valentine's Day, sweet Babboo! / Charles M. Schulz.

Registration Number / Date:
TX0004776225 / 1998-05-22
Title:	Have fun at beanbag camp! / Charles M. Schulz.

Registration Number / Date:
TX0004776223 / 1998-05-22
Title:	I've been traded for a pizza? / Charles M. Schulz.

Registration Number / Date:
TX0004262425 / 1998-10-01
Title:	Leaf it to Sally Brown / Charles M. Schulz.

Registration Number / Date:
TX0004760893 / 1998-02-17
Title:	Life is like a ten-speed bicycle / by Schulz.

Registration Number / Date:
TX0004091897 / 1998-11-05
Title:	Lighten up, it's Christmas! / by Schulz.

Registration Number / Date:
TX0004838887 / 1998-08-25
Title:	[Linus VanPelt : blank journal]

Registration Number / Date:
TX0004760891 / 1998-02-17
Title:	Love is in the air / by Schulz.

Registration Number / Date:
TX0004883796 / 1998-11-18
Title:	Lucy : not just another pretty face / by Schulz.

Registration Number / Date:
TX0004091911 / 1998-11-05
Title:	Memories and mistletoe : a Christmas keepsake album.

Registration Number / Date:
TX0004776224 / 1998-05-22
Title:	My best friend, my blanket / Charles M. Schulz.

Registration Number / Date:
TX0004847989 / 1998-09-18
Title:	Our lines must be crossed! / by Schulz.

Registration Number / Date:
TX0004772324 / 1998-05-22
Title:	Peppermint patty.

Registration Number / Date:
TX0004775527 / 1998-05-22
Title:	[Pigpen : blank journal]

Registration Number / Date:
TX0004847987 / 1998-09-18
Title:	Punt, pass & peanuts / by Schulz.

Registration Number / Date:
TX0004702129 / 1998-05-22
Title:	The round-headed kid and me / Charles M. Schulz.

Registration Number / Date:
TX0004838888 / 1998-08-25
Title:	[Sally Brown : blank journal]

Registration Number / Date:
TX0004091801 / 1998-11-05
Title:	Sally's Christmas play / Charles M. Schulz.

Registration Number / Date:
TX0004262426 / 1998-10-01
Title:	Travels with my cactus / Charles M. Schulz.

Title:	United Feature comics.

Issues Registered:

v. 59, no. 1, 5Jan98. Created 1998; Pub. 1998-01-05; Reg.
1998-01-26; TX0004613075

v. 59, no. 2, 12Jan98. Created 1998; Pub. 1998-01-12; Reg.
1998-01-30; TX0004613055

v. 59, no. 3, 19Jan98. Created 1998; Pub. 1998-01-19; Reg.
1998-02-05; TX0004618490

v. 59, no. 4, 26Jan98. Created 1998; Pub. 1998-01-26; Reg.
1998-02-18; TX0004651997

v. 59, no. 5, 2Feb98. Created 1998; Pub. 1998-02-02; Reg.
1998-02-19; TX0004618908

v. 59, no. 6, 9Feb98. Created 1998; Pub. 1998-02-09; Reg.
1998-02-26; TX0004626969

v. 59, no. 7, 16Feb98. Created 1998; Pub. 1998-02-16; Reg.
1998-03-09; TX0004632144

v. 59, no. 8, 23Feb98. Created 1998; Pub. 1998-02-23; Reg.
1998-03-09; TX0004632151

v. 59, no. 9, 2Mar98. Created 1998; Pub. 1998-03-02; Reg.
1998-03-20; TX0004628637

v. 59, no. 10, 9Mar98. Created 1998; Pub. 1998-03-09; Reg.
1998-03-16; TX0004628687

v. 59, no. 11, 16Mar98. Created 1998; Pub. 1998-03-16; Reg.
1998-03-30; TX0004652037

v. 59, no. 12, 23Mar98. Created 1998; Pub. 1998-03-23; Reg.
1998-04-03; TX0004652012

v. 59, no. 13, 30Mar98. Created 1998; Pub. 1998-03-30; Reg.
1998-04-24; TX0004688726

v. 59, no. 14, 6Apr98. Created 1998; Pub. 1998-04-06; Reg.
1998-04-29; TX0004688921

v. 59, no. 15, 13Apr98. Created 1998; Pub. 1998-04-13; Reg.
1998-04-29; TX0004688625

v. 59, no. 16, 20Apr98. Created 1998; Pub. 1998-04-20; Reg.
1998-05-08; TX0004677138

v. 59, no. 17, 27Apr98. Created 1998; Pub. 1998-04-27; Reg.
1998-05-06; TX0004699522

v. 59, no. 18, 4May98. Created 1998; Pub. 1998-05-04; Reg.
1998-05-22; TX0004717730

v. 59, no. 19, 11May98. Created 1998; Pub. 1998-05-11; Reg.
1998-05-29; TX0004706423

v. 59, no. 20, 18May98. Created 1998; Pub. 1998-05-18; Reg.
1998-05-26; TX0004717729

v. 59, no. 21, 25May98. Created 1998; Pub. 1998-05-25; Reg.
1998-06-18; TX0004728937

v. 59, no. 22, 1Jun98. Created 1998; Pub. 1998-06-01; Reg.
1998-06-15; TX0004720861

v. 59, no. 23, 8Jun98. Created 1998; Pub. 1998-06-08; Reg.
1998-06-26; TX0004725753

v. 59, no. 24, 15Jun98. Created 1998; Pub. 1998-06-15; Reg.
1998-07-14; TX0004787604

v. 59, no. 25, 22Jun98. Created 1998; Pub. 1998-06-22; Reg.
1998-07-14; TX0004728935

v. 59, no. 26, 29Jun98. Created 1998; Pub. 1998-06-29; Reg.
1998-07-24; TX0004795972

v. 59, no. 27, 6Jul98. Created 1998; Pub. 1998-07-06; Reg.
1998-07-31; TX0004737923

v. 59, no. 28, 13Jul98. Created 1998; Pub. 1998-07-13; Reg.
1998-08-03; TX0004754936

v. 59, no. 29, 20Jul98. Created 1998; Pub. 1998-07-20; Reg.
1998-08-03; TX0004754938

v. 59, no. 30, 27Jul98. Created 1998; Pub. 1998-07-27; Reg.
1998-08-11; TX0004754934

v. 59, no. 31, 3Aug98. Created 1998; Pub. 1998-08-03; Reg.
1998-08-24; TX0004762898

v. 59, no. 32, 10Aug98. Created 1998; Pub. 1998-08-10; Reg.
1998-08-31; TX0004795337

v. 59, no. 33, 17Aug98. Created 1998; Pub. 1998-08-17; Reg.
1998-09-09; TX0004765969

v. 59, no. 34, 24Aug98. Created 1998; Pub. 1998-08-24; Reg.
1998-09-09; TX0004795329

v. 59, no. 35, 31Aug98. Created 1998; Pub. 1998-08-31; Reg.
1998-09-09; TX0004795235

v. 59, no. 36, 7Sep98. Created 1998; Pub. 1998-09-07; Reg.
1998-09-28; TX0004795330

v. 59, no. 37, 14Sep98. Created 1998; Pub. 1998-09-14; Reg.
1998-09-29; TX0004795333

v. 59, no. 38, 21Sep98. Created 1998; Pub. 1998-09-21; Reg.
1998-10-05; TX0004795335

v. 59, no. 39, 28Sep98. Created 1998; Pub. 1998-09-28; Reg.
1998-10-14; TX0004795334

v. 59, no. 40, 5Oct98. Created 1998; Pub. 1998-10-05; Reg.
1998-10-23; TX0004796769

v. 59, no. 41, 12Oct98. Created 1998; Pub. 1998-10-12; Reg.
1998-10-26; TX0004796771

v. 59, no. 42, 19Oct98. Created 1998; Pub. 1998-10-19; Reg.
1998-11-04; TX0004796760

v. 59, no. 43, 26Oct98. Created 1998; Pub. 1998-10-26; Reg.
1998-11-20; TX0004849121

v. 59, no. 44, 2Nov98. Created 1998; Pub. 1998-11-02; Reg.
1998-11-17; TX0004811004

v. 59, no. 45, 9Nov98. Created 1998; Pub. 1998-11-09; Reg.
1998-11-17; TX0004811002

v. 59, no. 46, 16Nov98. Created 1998; Pub. 1998-11-16; Reg.
1998-12-07; TX0004817597

v. 59, no. 47, 23Nov98. Created 1998; Pub. 1998-11-23; Reg.
1998-12-14; TX0004818111

v. 59, no. 48, 30Nov98. Created 1998; Pub. 1998-11-30; Reg.
1998-12-28; TX0004817792

v. 59, no. 49, 7Dec98. Created 1998; Pub. 1998-12-07; Reg.
1998-12-28; TX0004817598

v. 59, no. 50, 14Dec98. Created 1998; Pub. 1998-12-14; Reg.
1999-01-04; TX0004819721

v. 59, no. 51, 21Dec98. Created 1998; Pub. 1998-12-21; Reg.
1999-02-16; TX0004853757

v. 59, no. 52, 28Dec98. Created 1998; Pub. 1998-12-28; Reg.
1999-01-15; TX0004837741

Names:	United Feature Syndicate, Inc.

Registration Number / Date:
TX0004742480 / 1998-03-09
Title:	You have a brother named Spike? / Charles M. Schulz.

Registration Number / Date:
TX0004760892 / 1998-02-17
Title:	You're divine, Valentine! / by Schulz.

Registration Number / Date:
TX0004742478 / 1998-03-09
Title:	You're our new mascot, Chuck! / Charles M. Schulz.

Registration Number / Date:
TX0004775526 / 1998-05-22
Title:	You're the tops, Pops! / by Schulz.

Registration Number / Date:
VAu000468032 / 1999-08-09
Title:	Baby Snoopy and Baby Woodstock.

Registration Number / Date:
TX0004961636 / 1999-04-02
Title:	Calling all cookies! / Charles M. Schulz.

Registration Number / Date:
TX0004986035 / 1999-05-18
Title:	Dogs are worth it! / Charles M. Schulz.

Registration Number / Date:
TX0004961635 / 1999-04-02
Title:	Good grief! Gardening is hard work! / Charles M. Schulz.

Registration Number / Date:
TX0004986033 / 1999-05-18
Title:	I told you so, you blockhead! / Charles M. Schulz.

Registration Number / Date:
TX0004961634 / 1999-04-02
Title:	It's baseball season, again / Charles M. Schulz.

Registration Number / Date:
PAu002374683 / 1999-01-27
Title:	It's the pied piper, Charlie Brown.

Registration Number / Date:
TX0004986032 / 1999-05-18
Title:	Now that's profound, Charlie Brown / Charles M. Schulz.

Registration Number / Date:
TX0005155261 / 2000-04-18
Title:	Peanuts : a golden celebration : the art and story of the World's best-loved comic strip / by Schulz ; edited by David

Larkin; comic strips researched by Patrick McDonnell and Karen O'Connell.

Registration Number / Date:
TX0004961633 / 1999-04-02
Title:	Shall we dance, Charlie Brown? / Charles M. Schulz.

Registration Number / Date:
PAu002448137 / 1999-09-30
Title:	This is your life, Charlie Brown!

Title:	United Feature comics.

Issues Registered:

v. 60, no. 1, 4Jan99. Created 1999; Pub. 1999-01-04; Reg.
1999-01-15; TX0004837740

v. 60, no. 2, 11Jan99. Created 1999; Pub. 1999-01-11; Reg.
1999-02-01; TX0004841202

v. 60, no. 3, 18Jan99. Created 1999; Pub. 1999-01-18; Reg.
1999-02-01; TX0004828154

v. 60, no. 4, 25Jan99. Created 1999; Pub. 1999-01-25; Reg.
1999-02-17; TX0004849281

v. 60, no. 5, 1Feb99. Created 1999; Pub. 1999-02-01; Reg.
1999-03-03; TX0004850533

v. 60, no. 6, 8Feb99. Created 1999; Pub. 1999-02-08; Reg.
1999-03-03; TX0004850549

v. 60, no. 7, 15Feb99. Created 1999; Pub. 1999-02-15; Reg.
1999-03-29; TX0004885022

v. 60, no. 8, 22Feb99. Created 1999; Pub. 1999-02-22; Reg.
1999-03-10; TX0004865214

v. 60, no. 9, 1Mar99. Created 1999; Pub. 1999-03-01; Reg.
1999-03-17; TX0004874667

v. 60, no. 10, 8Mar99. Created 1999; Pub. 1999-03-08; Reg.
1999-03-18; TX0004899063

v. 60, no. 11, 15Mar99. Created 1999; Pub. 1999-03-15; Reg.
1999-03-30; TX0004885021

v. 60, no. 12, 22Mar99. Created 1999; Pub. 1999-03-22; Reg.

1999-04-06; TX0004902835

v. 60, no. 13, 29Mar99. Created 1999; Pub. 1999-03-29; Reg.
1999-05-21; TX0004918567

v. 60, no. 14, 5Apr99. Created 1999; Pub. 1999-04-05; Reg.
1999-05-12; TX0004928413

v. 60, no. 15, 12Apr99. Created 1999; Pub. 1999-04-12; Reg.
1999-04-28; TX0004910013

v. 60, no. 16, 19Apr99. Created 1999; Pub. 1999-04-19; Reg.
1999-05-12; TX0004910352

v. 60, no. 17, 26Apr99. Created 1999; Pub. 1999-04-26; Reg.
1999-05-14; TX0004910477

v. 60, no. 18, 3May99. Created 1999; Pub. 1999-05-03; Reg.
1999-05-12; TX0004910140

v. 60, no. 19, 10May99. Created 1999; Pub. 1999-05-10; Reg.
1999-05-24; TX0004927966

v. 60, no. 20, 17May99. Created 1999; Pub. 1999-05-17; Reg.
1999-06-21; TX0004960157

v. 60, no. 21, 24May99. Created 1999; Pub. 1999-05-24; Reg.
1999-06-21; TX0004960153

v. 60, no. 22, 31May99. Created 1999; Pub. 1999-05-31; Reg.
1999-06-21; TX0004960154

v. 60, no. 23, 7Jun99. Created 1999; Pub. 1999-06-07; Reg.
1999-07-12; TX0004946392

v. 60, no. 24, 14Jun99. Created 1999; Pub. 1999-06-14; Reg.
1999-07-12; TX0004946284

v. 60, no. 25, 21Jun99. Created 1999; Pub. 1999-06-21; Reg.
1999-07-19; TX0004946212

v. 60, no. 26, 28Jun99. Created 1999; Pub. 1999-06-28; Reg.
1999-07-22; TX0004946709

v. 60, no. 27, 5Jul99. Created 1999; Pub. 1999-07-05; Reg.
1999-07-22; TX0004946710

v. 60, no. 28, 12Jul99. Created 1999; Pub. 1999-07-12; Reg.
1999-08-12; TX0004970419

v. 60, no. 29, 19Jul99. Created 1999; Pub. 1999-07-19; Reg.
1999-08-12; TX0004970418

v. 60, no. 30, 26Jul99. Created 1999; Pub. 1999-07-26; Reg.
1999-08-13; TX0004970417

v. 60, no. 31, 2Aug99. Created 1999; Pub. 1999-08-02; Reg.
1999-08-24; TX0004970413

v. 60, no. 32, 9Aug99. Created 1999; Pub. 1999-08-09; Reg.
1999-08-24; TX0004970415

v. 60, no. 33, 16Aug99. Created 1999; Pub. 1999-08-16; Reg.
1999-08-27; TX0004970412

v. 60, no. 34, 23Aug99. Created 1999; Pub. 1999-08-23; Reg.
1999-09-02; TX0004981146

v. 60, no. 35, 30Aug99. Created 1999; Pub. 1999-08-30; Reg.
1999-10-05; TX0005016028

v. 60, no. 36, 6Sep99. Created 1999; Pub. 1999-09-06; Reg.
1999-10-05; TX0005020894

v. 60, no. 37, 13Sep99. Created 1999; Pub. 1999-09-13; Reg.
1999-09-30; TX0004992281

v. 60, no. 38, 20Sep99. Created 1999; Pub. 1999-09-20; Reg.
1999-09-30; TX0004992284

v. 60, no. 39, 27Sep99. Created 1999; Pub. 1999-09-27; Reg.
1999-10-15; TX0004992321

v. 60, no. 40, 4Oct99. Created 1999; Pub. 1999-10-04; Reg.
1999-11-17; TX0005019747

v. 60, no. 41, 11Oct99. Created 1999; Pub. 1999-10-11; Reg.
1999-11-05; TX0005015773

v. 60, no. 42, 18Oct99. Created 1999; Pub. 1999-10-18; Reg.
1999-11-04; TX0005015772

v. 60, no. 43, 25Oct99. Created 1999; Pub. 1999-10-25; Reg.
1999-11-22; TX0005023893

v. 60, no. 44, 1Nov99. Created 1999; Pub. 1999-11-01; Reg.
1999-12-01; TX0005023976

v. 60, no. 45, 8Nov99. Created 1999; Pub. 1999-11-08; Reg.
1999-12-01; TX0005023974

v. 60, no. 46, 15Nov99. Created 1999; Pub. 1999-11-15; Reg.
1999-12-03; TX0005038530

v. 60, no. 47, 22Nov99. Created 1999; Pub. 1999-11-22; Reg.
1999-12-20; TX0005054943

v. 60, no. 48, 29Nov99. Created 1999; Pub. 1999-11-29; Reg.
1999-12-20; TX0005019749

v. 60, no. 49, 6Dec99. Created 1999; Pub. 1999-12-06; Reg.
2000-01-11; TX0005019935

v. 60, no. 50, 13Dec99. Created 1999; Pub. 1999-12-13; Reg.
2000-01-11; TX0005019932

v. 60, no. 52, 27Dec99. Created 1999; Pub. 1999-12-27; Reg.
2000-02-04; TX0005205697

Names:	United Feature Syndicate, Inc.

Registration Number / Date:
TX0004986034 / 1999-05-18
Title:	The world is filled with Mondays / Charles M. Schulz.

Registration Number / Date:
TX0005302798 / 2000-11-14
Title:	A Charlie Brown Christmas : the making of a tradition / by Lee Mendelson ; with reflections by Bill Melendez; edited by Antonia Felix.

Registration Number / Date:
PA0000994408 / 2000-04-17
Title:	Good grief, Charlie Brown! : A tribute to Charles Schultz /a production of CBS News in association with Lee Mendelson Production, Inc.; directed by Rob Klug.

Registration Number / Date:
PA0000992735 / 2000-06-07
Title:	Here's to you, Charlie Brown : 50 great years/ a Lee Mendelson, Bill Melendez, Walter C. Miller production; produced & directed by Walter C. Miller.

Registration Number / Date:
PA0000985032 / 2000-04-11
Title:	It's the pied piper, Charlie Brown / directed by Bill Melendez.

Registration Number / Date:
TX0005316345 / 2000-11-30
Title:	Peanuts 2000 / by Charles M. Schulz.

Title:	United Feature comics.

Issues Registered:

v. 61, no. 1, 3Jan00. Created 2000; Pub. 2000-01-03; Reg.
2000-02-08; TX0005061785

v. 61, no. 2, 10Jan00. Created 2000; Pub. 2000-01-10; Reg.
2000-02-08; TX0005126427

v. 61, no. 3, 17Jan00. Created 2000; Pub. 2000-01-17; Reg.
2000-02-08; TX0005057845

v. 61, no. 4, 24Jan00. Created 2000; Pub. 2000-01-24; Reg.
2000-03-28; TX0005061787

v. 61, no. 5, 31Jan00. Created 2000; Pub. 2000-01-31; Reg.
2000-02-28; TX0005061788

v. 61, no. 6, 7Feb00. Created 2000; Pub. 2000-02-07; Reg.
2000-03-07; TX0005095494

v. 61, no. 7, 14Feb00. Created 2000; Pub. 2000-02-14; Reg.
2000-03-14; TX0005087511

v. 61, no. 8, 21Feb00. Created 2000; Pub. 2000-02-21; Reg.
2000-03-21; TX0005075261

v. 61, no. 9, 28Feb00. Created 2000; Pub. 2000-02-28; Reg.
2000-03-27; TX0005076855

v. 61, no. 10, 6Mar00. Created 2000; Pub. 2000-03-06; Reg.
2000-03-20; TX0005075260

v. 61, no. 11, 13Mar00. Created 2000; Pub. 2000-03-13; Reg.
2000-03-27; TX0005076858

v. 61, no. 12, 20Mar00. Created 2000; Pub. 2000-03-20; Reg.
2000-04-17; TX0005126504

v. 61, no. 13, 27Mar00. Created 2000; Pub. 2000-03-27; Reg.
2000-04-17; TX0005095493

v. 61, no. 14, 3Apr00. Created 2000; Pub. 2000-04-03; Reg.
2000-04-17; TX0005072471

v. 61, no. 15, 10Apr00. Created 2000; Pub. 2000-04-10; Reg.
2000-05-02; TX0005094826

v. 61, no. 16, 17Apr00. Created 2000; Pub. 2000-04-17; Reg.
2000-05-02; TX0005094824

v. 61, no. 17, 24Apr00. Created 2000; Pub. 2000-04-24; Reg.
2000-05-08; TX0005096026

v. 61, no. 18, 1May00. Created 2000; Pub. 2000-05-01; Reg.
2000-05-30; TX0005103388

v. 61, no. 19, 8May00. Created 2000; Pub. 2000-05-08; Reg.
2000-05-30; TX0005103389

v. 61, no. 20, 15May00. Created 2000; Pub. 2000-05-15; Reg.
2000-05-30; TX0005103387

v. 61, no. 21, 22May00. Created 2000; Pub. 2000-05-22; Reg.
2000-06-19; TX0005135831

v. 61, no. 22, 29May00. (CO correspondence.) Created 2000;
Pub. 2000-05-29; Reg. 2000-06-19; TX0005268850

v. 61, no. 22, 29May00. Created 2000; Pub. 2000-05-29; Reg.
2001-01-08; TX0005252258

v. 61, no. 23, 5Jun00. Created 2000; Pub. 2000-06-05; Reg.
2001-01-08; TX0005252257

v. 61, no. 24, 12Jun00. Created 2000; Pub. 2000-06-12; Reg.
2000-07-13; TX0005142560

v. 61, no. 25, 19Jun00. Created 2000; Pub. 2000-06-19; Reg.
2000-07-14; TX0005142562

v. 61, no. 26, 26Jun00. Created 2000; Pub. 2000-06-26; Reg.
2000-07-24; TX0005146376

v. 61, no. 27, 3Jul00. Created 2000; Pub. 2000-07-03; Reg.
2000-08-02; TX0005205423

v. 61, no. 28, 10Jul00. Created 2000; Pub. 2000-07-10; Reg.
2000-07-31; TX0005146379

v. 61, no. 29, 17Jul00. Created 2000; Pub. 2000-07-17; Reg.
2000-08-09; TX0005149643

v. 61, no. 30, 24Jul00. Created 2000; Pub. 2000-07-24; Reg.
2000-08-31; TX0005192949

v. 61, no. 31, 31Jul00. Created 2000; Pub. 2000-07-31; Reg.
2000-09-06; TX0005192951

v. 61, no. 32, 7Aug00. Created 2000; Pub. 2000-08-07; Reg.
2000-08-25; TX0005165191

v. 61, no. 33, 14Aug00. Created 2000; Pub. 2000-08-14; Reg.
2000-09-05; TX0005192952

v. 61, no. 34, 21Aug00. Created 2000; Pub. 2000-08-21; Reg.
2001-01-08; TX0005252260

v. 61, no. 35, 28Aug00. Created 2000; Pub. 2000-08-28; Reg.
2001-01-08; TX0005252264

v. 61, no. 36, 4Sep00. Created 2000; Pub. 2000-09-04; Reg.
2001-01-08; TX0005252265

v. 61, no. 37, 11Sep00. Created 2000; Pub. 2000-09-11; Reg.
2001-01-08; TX0005252270

v. 61, no. 38, 18Sep00. Created 2000; Pub. 2000-09-18; Reg.
2001-01-08; TX0005252271

v. 61, no. 39, 25Sep00. Created 2000; Pub. 2000-09-25; Reg.
2001-01-08; TX0005252266

v. 61, no. 40, 2Oct00. Created 2000; Pub. 2000-10-02; Reg.
2001-01-08; TX0005243059

v. 61, no. 41, 9Oct00. Created 2000; Pub. 2000-10-09; Reg.
2001-01-08; TX0005243054

v. 61, no. 42, 16Oct00. Created 2000; Pub. 2000-10-16; Reg.
2001-01-08; TX0005243053

v. 61, no. 43, 23Oct00. Created 2000; Pub. 2000-10-23; Reg.
2001-01-08; TX0005243055

v. 61, no. 44, 30Oct00. Created 2000; Pub. 2000-10-30; Reg.
2001-01-08; TX0005243057

v. 61, no. 45, 6Nov00. Created 2000; Pub. 2000-11-06; Reg.
2001-01-08; TX0005243058

v. 61, no. 46, 13Nov00. Created 2000; Pub. 2000-11-13; Reg.
2001-01-08; TX0005243056

v. 61, no. 47, 20Nov00. Created 2000; Pub. 2000-11-20; Reg.
2001-01-11; TX0005268420

v. 61, no. 48, 27Nov00. Created 2000; Pub. 2000-11-27; Reg.
2001-01-08; TX0005252255

v. 61, no. 49, 4Dec00. Created 2000; Pub. 2000-12-04; Reg.
2001-01-10; TX0005268417

v. 61, no. 50, 11Dec00. Created 2000; Pub. 2000-12-11; Reg.
2001-01-24; TX0005253791

v. 61, no. 50, 11Dec00. Created 2000; Pub. 2000-12-11; Reg.
2001-01-08; TX0005338583

v. 61, no. 51, 18Dec00. Created 2000; Pub. 2000-12-18; Reg.
2001-01-16; TX0005248616

v. 61, no. 51, 18Dec00. Created 2000; Pub. 2000-12-18; Reg.
2001-01-08; TX0005338584

v. 61, no. 52, 25Dec00. Created 2000; Pub. 2000-12-25; Reg.
2001-02-14; TX0005268261

v. 61, no. 52, 25Dec00.; Pub. 2000; Pub. 2000-12-25; Reg.
2001-01-08; TX0005338585

Names:	United Feature Syndicate, Inc.

Registration Number / Date:
TX0005741764 / 2003-06-16
Title:	A Charlie Brown Christmas / by Charles M. Schulz ; adapted by Justine and Ron Fontes ; illustrated by Paige Braddock.

Registration Number / Date:
PAu002579700 / 2001-03-22
Title:	A Charlie Brown valentine.

Registration Number / Date:
TX0005786437 / 2003-06-20
Title:	Friends forever, Snoopy / adapted by Patricia Boczkowski ;art adapted by Nick and Peter LoBianco.

Registration Number / Date:
TX0005461552 / 2001-10-09
Title:	How to draw Peanuts / by Charles M. Schulz ; ill. And step-by-step instructions by Matt Busch, 1972-.

Registration Number / Date:
TX0005476282 / 2001-11-02
Title:	It's a big world, Charlie Brown / by Charles M. Schulz.

Registration Number / Date:
TX0005405679 / 2001-05-23
Title:	It's a dog's life, Snoopy / by Charles M. Schulz.

Registration Number / Date:
TX0005801217 / 2003-06-20
Title:	It's the great pumpkin, Charlie Brown / by Charles M. Schulz ; adapted by Justine and Ron Fontes ; illustrated by Paige Braddock.

Registration Number / Date:
TX0005753773 / 2003-06-16
Title:	Kick the football, Charlie Brown! / adapted by Judy Katschke ; art adapted by Nick and Peter LoBianco.

Registration Number / Date:
PAu002592418 / 2001-04-19
Title:	Lucy must be traded, Charlie Brown.

Registration Number / Date:
PAu002605115 / 2001-07-19
Title:	The making of "A Charlie Brown Christmas."

Registration Number / Date:
PA0001082812 / 2002-01-10
Title:	The making of "A Charlie Brown Christmas."

Registration Number / Date:
TX0005424312 / 2001-07-16
Title:	Peanuts 2002 calendar : We all need a philosophy.

Title:	United Feature comics.

Issues Registered:

v. 62. no. 1, 1Jan01. Created 2001; Pub. 2001-01-01; Reg.
2001-02-08; TX0005286994

v. 62. no. 2, 8Jan01. Created 2001; Pub. 2001-01-08; Reg.
2001-02-08; TX0005261573

v. 62. no. 3, 15Jan01. Created 2001; Pub. 2001-01-15; Reg.
2001-02-12; TX0005254449

v. 62. no. 4, 22Jan01. Created 2001; Pub. 2001-01-22; Reg.
2001-02-15; TX0005254493

v. 62. no. 5, 29Jan01. Created 2001; Pub. 2001-01-29; Reg.
2001-02-26; TX0005268248

v. 62. no. 6, 5Feb01. Created 2001; Pub. 2001-02-05; Reg.
2001-02-20; TX0005268415

v. 62. no. 7, 12Feb01. Created 2001; Pub. 2001-02-12; Reg.
2001-02-28; TX0005268259

v. 62, no. 8, 19Feb01. Created 2001; Pub. 2001-02-19; Reg.
2001-04-03; TX0005387509

v. 62. no. 8, 19Feb01. Created 2001; Pub. 2001-02-19; Reg.
2001-03-08; TX0005279225

v. 62, no. 9, 26Feb01. Created 2001; Pub. 2001-02-26; Reg.
2001-04-03; TX0005326730

v. 62. no. 9, 26Feb01. Created 2001; Pub. 2001-02-26; Reg.
2001-03-13; TX0005279230

v. 62, no. 10, 5Mar01. Created 2001; Pub. 2001-03-05; Reg.
2001-04-03; TX0005326729

v. 62. no. 10, 5Mar01. Created 2001; Pub. 2001-03-05; Reg.
2001-03-26; TX0005274191

v. 62. no. 11, 12Mar01. Created 2001; Pub. 2001-03-12; Reg.
2001-04-02; TX0005310892

v. 62. no. 12, 19Mar01. Created 2001; Pub. 2001-03-19; Reg.
2001-04-06; TX0005321638

v. 62. no. 13, 26Mar01. Created 2001; Pub. 2001-03-26; Reg.
2001-04-18; TX0005321640

v. 62. no. 14, 2Apr01. Created 2001; Pub. 2001-04-02; Reg.
2001-04-26; TX0005283718

v. 62. no. 15, 9Apr01. Created 2001; Pub. 2001-04-09; Reg.
2001-04-26; TX0005283717

v. 62. no. 16, 16Apr01. Created 2001; Pub. 2001-04-16; Reg.
2001-05-10; TX0005283898

v. 62, no. 17, 23Apr01. Created 2001; Pub. 2001-04-23; Reg.
2001-05-18; TX0005331461

v. 62. no. 18, 30Apr01. Created 2001; Pub. 2001-04-30; Reg.
2001-05-24; TX0005322445

v. 62. no. 19, 7May01. Created 2001; Pub. 2001-05-07; Reg.
2001-05-29; TX0005283895

v. 62. no. 20, 14May01. Created 2001; Pub. 2001-05-14; Reg.
2001-06-05; TX0005283769

v. 62, no. 21, 21May01. Created 2001; Pub. 2001-05-21; Reg.
2001-06-19; TX0005366468

v. 62, no. 22, 28May01. Created 2001; Pub. 2001-05-28; Reg.
2001-06-11; TX0005366466

v. 62, no. 23, 4Jun01. Created 2001; Pub. 2001-06-04; Reg.
2001-07-03; TX0005376336

v. 62, no. 24, 11Jun01. Created 2001; Pub. 2001-06-11; Reg.
2001-08-15; TX0005396341

v. 62, no. 25, 18Jun01. Created 2001; Pub. 2001-06-18; Reg.
2001-08-15; TX0005396348

v. 62, no. 26, 25Jun01. Created 2001; Pub. 2001-06-25; Reg.
2001-07-13; TX0005376649

v. 62, no. 27, 2Jul01. Created 2001; Pub. 2001-07-02; Reg.
2001-08-15; TX0005396344

v. 62, no. 28, 9Jul01. Created 2001; Pub. 2001-07-09; Reg.
2001-08-15; TX0005396345

v. 62, no. 29, 16Jul01. Created 2001; Pub. 2001-07-16; Reg.
2001-08-15; TX0005396336

v. 62, no. 30, 23Jul01. Created 2001; Pub. 2001-07-23; Reg.
2001-08-13; TX0005396339

v. 62, no. 31, 30Jul01. Created 2001; Pub. 2001-07-30; Reg.
2001-08-17; TX0005404963

v. 62, no. 32, 6Aug01. Created 2001; Pub. 2001-08-06; Reg.
2001-08-31; TX0005415773

v. 62, no. 33, 13Aug01. Created 2001; Pub. 2001-08-13; Reg.
2001-09-04; TX0005417408

v. 62, no. 34, 20Aug01. Created 2001; Pub. 2001-08-20; Reg.
2001-09-10; TX0005417264

v. 62, no. 35, 27Aug01. Created 2001; Pub. 2001-08-27; Reg.
2001-10-01; TX0005417167

v. 62, no. 36, 3Sep01. Created 2001; Pub. 2001-09-03; Reg.
2001-09-21; TX0005417373

v. 62, no. 37, 10Sep01. Created 2001; Pub. 2001-09-10; Reg.
2001-09-20; TX0005417297

v. 62, no. 38, 17Sep01. Created 2001; Pub. 2001-09-17; Reg.
2001-10-15; TX0005468253

v. 62, no. 39, 24Sep01. Created 2001; Pub. 2001-09-24; Reg.
2001-10-15; TX0005468254

v. 62, no. 40, 1Oct01. Created 2001; Pub. 2001-10-01; Reg.
2001-10-15; TX0005456294

v. 62, no. 41, 8Oct01. Created 2001; Pub. 2001-10-08; Reg.
2001-11-23; TX0005530327

v. 62, no. 41, 8Oct01. Created 2001; Pub. 2001-10-08; Reg.
2001-11-01; TX0005548413

v. 62, no. 42, 15Oct01. Created 2001; Pub. 2001-10-15; Reg.
2001-11-02; TX0005537869

v. 62, no. 43, 22Oct01. Created 2001; Pub. 2001-10-22; Reg.
2001-11-14; TX0005556631

v. 62, no. 44, 29Oct01. Created 2001; Pub. 2001-10-29; Reg.
2001-12-07; TX0005536092

v. 62, no. 45, 5Nov01. Created 2001; Pub. 2001-11-05; Reg.
2001-12-07; TX0005536094

v. 62, no. 46, 12Nov01. Created 2001; Pub. 2001-11-12; Reg.
2001-12-07; TX0005636163

v. 62, no. 47, 19Nov01. Created 2001; Pub. 2001-11-19; Reg.
2002-04-17; TX0005512586

v. 62, no. 48, 26Nov01. Created 2001; Pub. 2001-11-26; Reg.
2001-12-26; TX0005512584

v. 62, no. 49, 3Dec01. Created 2001; Pub. 2001-12-03; Reg.
2002-01-07; TX0005560655

v. 62, no. 50, 10Dec01. Created 2001; Pub. 2001-12-10; Reg.
2002-01-04; TX0005512597

v. 62, no. 51, 17Dec01. Created 2001; Pub. 2001-12-17; Reg.
2002-01-02; TX0005530947

v. 62, no. 52, 24Dec01. Created 2001; Pub. 2001-12-24; Reg.
2002-01-15; TX0005636170

v. 62, no. 53, 31Dec01. Created 2001; Pub. 2001-12-31; Reg.
2002-01-22; TX0005512594

Names:	United Feature Syndicate, Inc.

Registration Number / Date:
VA0001218082 / 2002-12-23
Title:	A Charlie Brown Christmas / by Charles M. Schulz ; adapted by Justine and Ron Fontes ; illustrated by Paige Braddock.

Registration Number / Date:
TX0005659887 / 2003-01-07
Title:	A Charlie Brown Thanksgiving : Peanuts / by Charles M. Schuz ; adapted by Justine and Ron Fontes ; art adapted by Tom Brannon.

Registration Number / Date:
PA0001079380 / 2002-04-03
Title:	A Charlie Brown Valentine.

Registration Number / Date:
TX0005503397 / 2002-03-29
Title:	A Charlie Brown Valentine / by Charles M. Schulz ; adapted by Justine and Ron Fontes ; illustrated by Paige Braddock.

Registration Number / Date:
PAu002702775 / 2002-05-08
Title:	Charlie Brown's Christmas memories.

Registration Number / Date:
PA0001128230 / 2003-02-13
Title:	Charlie Brown's Christmas tales.

Registration Number / Date:
TX0005597830 / 2002-05-07
Title:	It's a home run, Charlie Brown! / based on the comic strips by Charles M. Schulz ; adapted by Judy Katschke ; art adapted by Nick and Peter LoBianco.

Registration Number / Date:
TX0005566284 / 2002-06-12
Title:	It's the Easter Beagle, Charlie Brown / by Charles M. Schulz ; adapted by Justine and Ron Fontes ; illustrated by Paige Braddock.

Registration Number / Date:
TX0005554888 / 2002-08-05
Title:	It's time for school, Charlie Brown / based on the comic strips by Charles M. Schulz ; adapted by Judy Katschke ; art adapted by Peter and Nick LoBianco.

Registration Number / Date:
TX0005697077 / 2003-02-25
Title:	My sweet Babboo / by Charles Schulz.

Registration Number / Date:
TX0005697634 / 2003-02-25
Title:	Oh friend of friends : Peanuts on friendship.

Registration Number / Date:
TX0005645854 / 2002-12-04
Title:	A Peanuts Christmas / by Charles M. Schulz.

Registration Number / Date:
TX0005575690 / 2002-07-24
Title:	Peanuts Let's play 2003 calendar : day-to-day.

Registration Number / Date:
TX0005580002 / 2002-07-24
Title:	Peanuts : the gang's all here : 2003 calendar.

Registration Number / Date:
TX0005594643 / 2002-08-20
Title:	Snoopy : flying ace to the rescue / adapted by Darice Bailer ; art adapted by Peter and Nick LoBianco.

Registration Number / Date:
TX0005741837 / 2003-06-16
Title:	Take a hike, Snoopy / by Charles M. Schulz.

Title:	United Feature comics.

Issues Registered:

v. 63, no. 1, 7Jan02. Created 2002; Pub. 2002-01-07; Reg.
2002-01-31; TX0005626753

v. 63, no. 2, 14Jan02. Created 2002; Pub. 2002-01-14; Reg.
2002-02-04; TX0005574745

v. 63, no. 3, 21Jan02. Created 2002; Pub. 2002-01-21; Reg.
2002-02-13; TX0005556545

v. 63, no. 4, 28Jan02. Created 2002; Pub. 2002-01-28; Reg.
2002-02-19; TX0005556301

v. 63, no. 5, 4Feb02. Created 2002; Pub. 2002-02-04; Reg.
2002-02-21; TX0005682045

v. 63, no. 6, 11Feb02. Created 2002; Pub. 2002-02-11; Reg.
2002-03-07; TX0005546351

v. 63, no. 7, 18Feb02. Created 2002; Pub. 2002-02-18; Reg.
2002-03-14; TX0005797594

v. 63, no. 8, 25Feb02. Created 2002; Pub. 2002-02-25; Reg.
2002-03-18; TX0005892960

v. 63, no. 9, 4Mar02. Created 2002; Pub. 2002-03-04; Reg.
2002-03-27; TX0005607764

v. 63, no. 10, 11Mar02. Created 2002; Pub. 2002-03-11; Reg.
2002-03-25; TX0005569502

v. 63, no. 11, 18Mar02. Created 2002; Pub. 2002-03-18; Reg.
2002-04-16; TX0005567107

v. 63, no. 12, 25Mar02. Created 2002; Pub. 2002-03-25; Reg.
2002-04-18; TX0005574419

v. 63, no. 14, 8Apr02. Created 2002; Pub. 2002-04-08; Reg.
2002-05-02; TX0005574225

v. 63, no. 16, 22Apr02. Created 2002; Pub. 2002-04-22; Reg.
2002-05-14; TX0005583191

v. 63, no. 17, 29Apr02. Created 2002; Pub. 2002-04-29; Reg.
2002-05-15; TX0005583356

v. 63, no. 18, 6May02. Created 2002; Pub. 2002-05-06; Reg.
2002-05-22; TX0005569563

v. 63, no. 19, 13May02. Created 2002; Pub. 2002-05-13; Reg.
2002-06-11; TX0005593056

v. 63, no. 20, 20May02. Created 2002; Pub. 2002-05-20; Reg.
2002-06-11; TX0005593055

v. 63, no. 21, 27May02. Created 2002; Pub. 2002-05-27; Reg.
2002-06-17; TX0005635876

v. 63, no. 21, 27May02. Created 2002; Pub. 2002-05-27; Reg.
2002-07-10; TX0005571086

v. 63, no. 22, 3Jun02. Created 2002; Pub. 2002-06-03; Reg.
2002-06-19; TX0005607669

v. 63, no. 22, 3Jun02. Created 2002; Pub. 2002-06-03; Reg.
2002-07-10; TX0005571083

v. 63, no. 23, 10Jun02. Created 2002; Pub. 2002-06-10; Reg.
2002-07-10; TX0005571084

v. 63, no. 23, 10Jun02. Created 2002; Pub. 2002-06-10; Reg.
2002-07-30; TX0005607781

v. 63, no. 24, 17Jun02. Created 2002; Pub. 2002-06-17; Reg.
2002-07-01; TX0005635877

v. 63, no. 24, 17Jun02. Created 2002; Pub. 2002-06-17; Reg.
2002-07-10; TX0005571085

v. 63, no. 25, 24Jun02. Created 2002; Pub. 2002-06-24; Reg.
2002-07-17; TX0005803338

v. 63, no. 25, 24Jun02. Created 2002; Pub. 2002-06-24; Reg.
2002-07-10; TX0005571082

v. 63, no. 26, 1Jul02. Created 2002; Pub. 2002-07-01; Reg.
2002-07-18; TX0005688338

v. 63, no. 27, 8Jul02. Created 2002; Pub. 2002-07-08; Reg.
2002-07-26; TX0005626751

v. 63, no. 28, 15Jul02. Created 2002; Pub. 2002-07-15; Reg.
2002-08-02; TX0005583137

v. 63, no. 29, 22Jul02. Created 2002; Pub. 2002-07-22; Reg.
2002-08-02; TX0005607664

v. 63, no. 30, 29Jul02. Created 2002; Pub. 2002-07-29; Reg.
2002-08-21; TX0005607634

v. 63, no. 31, 5Aug02. Created 2002; Pub. 2002-08-05; Reg.
2002-08-22; TX0005690016

v. 63, no. 32, 12Aug02. Created 2002; Pub. 2002-08-12; Reg.
2002-09-10; TX0005636192

v. 63, no. 33, 19Aug02. Created 2002; Pub. 2002-08-19; Reg.
2002-09-10; TX0005636194

v. 63, no. 34, 26Aug02. Created 2002; Pub. 2002-08-26; Reg.
2002-09-27; TX0005626755

v. 63, no. 35, 2Sep02. Created 2002; Pub. 2002-09-02; Reg.
2002-09-27; TX0005626758

v. 63, no. 36, 9Sep02. Created 2002; Pub. 2002-09-09; Reg.
2002-10-11; TX0005679494

v. 63, no. 38, 23Sep02. Created 2002; Pub. 2002-09-23; Reg.
2002-10-21; TX0005690020

v. 63, no. 37, 16Sep02. Created 2002; Pub. 2002-09-26; Reg.
2002-10-21; TX0005690019

v. 63, no. 39, 30Sep02. Created 2002; Pub. 2002-09-30; Reg.
2002-10-25; TX0005692506

v. 63, no. 39, 30Sep02. Created 2002; Pub. 2002-09-30; Reg.
2002-11-25; TX0005685858

v. 63, no. 40, 7Oct02. Created 2002; Pub. 2002-10-07; Reg.
2002-11-25; TX0005685857

v. 63, no. 40, 7Oct02. Created 2002; Pub. 2002-10-07; Reg.
2002-10-25; TX0005698075

v. 63, no. 41, 14Oct02. Created 2002; Pub. 2002-10-14; Reg.
2002-10-25; TX0005688311

v. 63, no. 42, 21Oct02. Created 2002; Pub. 2002-10-21; Reg.
2002-11-08; TX0005677989

v. 63, no. 43, 28Oct02. Created 2002; Pub. 2002-10-28; Reg.
2003-10-15; TX0005884183

v. 63, no. 44, 4Nov02. Created 2002; Pub. 2002-11-04; Reg.
2002-11-20; TX0005682535

v. 63, no. 45, 11Nov02. Created 2002; Pub. 2002-11-11; Reg.
2002-12-02; TX0005679470

v. 63, no. 46, 18Nov02. Created 2002; Pub. 2002-11-18; Reg.
2003-01-17; TX0005668014

v. 63, no. 47, 25Nov02. Created 2002; Pub. 2002-11-25; Reg.
2002-12-19; TX0005688206

v. 63, no. 48, 2Dec02. Created 2002; Pub. 2002-12-02; Reg.
2002-12-19; TX0005688215

v. 63, no. 49, 9Dec02. Created 2002; Pub. 2002-12-09; Reg.
2003-01-08; TX0005688058

v. 63, no. 50, 16Dec02. Created 2002; Pub. 2002-12-16; Reg.
2003-01-10; TX0005899831

v. 63, no. 51, 29Dec02. Created 2002; Pub. 2002-12-29; Reg.
2003-01-17; TX0005688133

Registration Number / Date:
TX0005788201 / 2003-08-16
Title:	Be my valentine, Charlie Brown : valentine craft kit.

Registration Number / Date:
TX0005855961 / 2003-11-06
Title:	Charlie Brown & Snoopy / art adapted by Peter and Nick LoBianco.

Registration Number / Date:
VA0001221382 / 2003-10-22
Title:	Hellow, world! / based on the comic strips by Charles M. Schulz ; art adapted by Tom Brannon.

Registration Number / Date:
PAu002740158 / 2003-02-27
Title:	I want a dog for Christmas, Charlie Brown!

Registration Number / Date:
PA0001207779 / 2004-01-16
Title:	I want a dog for Christmas, Charlie Brown / a Lee
Mendelson, Bill Melendez production ; directed by Bill Melendez and Larry Leichliter.

Registration Number / Date:
TX0005925949 / 2004-03-12
Title:	It's back to school, Charlie Brown! / Charles M. Schulz.

Registration Number / Date:
TX0005744943 / 2003-04-29
Title:	Lose the blanket, Linus! / based on the comic strips by Charles M. Schulz ; adapted by Darice Bailer ; art adapted by Peter and Nick LoBianco.

Registration Number / Date:
PA0001194213 / 2003-09-22
Title:	Lucy must be traded, Charlie Brown / a Lee Mendelson, Bill Melendez production ; directed by Bill Melendez and Larry Leichliter.

Registration Number / Date:
TX0005833668 / 2003-11-04
Title:	Lucy's advice / adapted by Nancy Krulik ; art adapted by Peter and Nick LoBianco.

Registration Number / Date:
TX0005739289 / 2003-06-19
Title:	Peanuts 2003-2004 16-month engagement calendar.

Registration Number / Date:
TX0005815831 / 2003-09-22
Title:	Peanuts : 2004 calendar.

Registration Number / Date:
TX0005758483 / 2003-07-30
Title:	Peanuts 2004 calendar.

Registration Number / Date:
TX0005742248 / 2003-06-19
Title:	Peanuts 2004 calendar.

Registration Number / Date:
VA0001258075 / 2004-02-03
Title:	Peanuts / based on the comic strips by Charles M. Schulz ; art adapted by Tom Brannon.

Registration Number / Date:
VA0001258023 / 2004-02-03
Title:	Peanuts / based on the comic strips by Charles M. Schulz ;art adapted by Tom Brannon.

Registration Number / Date:
TX0005718338 / 2003-04-24
Title:	The Peanuts guide to brothers and sisters : a jumbo activity book / activities by Alison Saeger Panik.

Registration Number / Date:
TX0005793482 / 2003-09-10
Title:	The Peanuts guide to camp and the great outdoors / based on the comic strip by Charles M. Schulz ; activities by Lisa and John Mullarkey.

Registration Number / Date:
TX0005866117 / 2003-10-14
Title:	The Peanuts guide to growing up : a jumbo activity book /activities by Hena Khan.

Registration Number / Date:
TX0005812769 / 2003-07-22
Title:	The Peanuts guide to happiness and friendship / based on the comic strip by Charles M. Schulz ; activities by Alison Saeger Panik.

Registration Number / Date:
TX0005742321 / 2003-06-09
Title:	The Peanuts guide to sports : a jumbo activity book based on the comic strip by Charles M. Schulz ; activities by Elizabeth Bennett.

Registration Number / Date:
TX0005788908 / 2003-08-04
Title:	The Peanuts guide to the seasons : a jumbo activity book /activities by Elizabeth Bennett.

Registration Number / Date:
TX0005704308 / 2003-03-05
Title:	A Peanuts valentine : share the love with this brand new collection of valentine's day favorites / Charles M. Schulz.

Registration Number / Date:
TX0005853789 / 2003-11-10
Title:	Puppy days.

Registration Number / Date:
VA0001221345 / 2003-10-22
Title:	Sleepy time / based on the comic strips by Charles M. Schulz ; art adapted by Tom Brannon.

Registration Number / Date:
TX0005810583 / 2003-10-07
Title:	Sweet dreams, Snoopy ; Meet Snoopy! ; My favorite things / Charles M. Schulz ; art adapted by Peter and Nick LoBianco.

Title:	United Feature comics.

Issues Registered:

v. 64, no. 1, 5Jan03. Created 2003; Pub. 2003-01-05; Reg.
2003-01-27; TX0005667698

v. 64, no. 2, 12Jan03. Created 2003; Pub. 2003-01-12; Reg.
2003-02-04; TX0005790533

v. 64, no. 3, 19Jan03. Created 2003; Pub. 2003-01-19; Reg.
2003-02-04; TX0005872058

v. 64, no. 4, 26Jan03. Created 2003; Pub. 2003-01-26; Reg.
2003-02-24; TX0005723103

v. 64, no. 5, 2Feb03. Created 2003; Pub. 2003-02-02; Reg.
2003-02-24; TX0005723071

v. 64, no. 6, 9Feb03. Created 2003; Pub. 2003-02-09; Reg.
2003-02-24; TX0005667570

v. 64, no. 7, 16Feb03. Created 2003; Pub. 2003-02-16; Reg.
2003-02-26; TX0005723790

v. 64, no. 8, 23Feb03. Created 2003; Pub. 2003-02-23; Reg.
2003-02-26; TX0005769514

v. 64, no. 9, 2Mar03. Created 2003; Pub. 2003-03-02; Reg.
2003-04-15; TX0005712809

v. 64, no. 10, 9Mar03. Created 2003; Pub. 2003-03-09; Reg.
2003-04-15; TX0005712812

v. 64, no. 11, 16Mar03. Created 2003; Pub. 2003-03-16; Reg.
2003-04-15; TX0005712813

v. 64, no. 12, 23Mar03. Created 2003; Pub. 2003-03-23; Reg.
2003-04-04; TX0005712452

v. 64, no. 13, 30Mar03. Created 2003; Pub. 2003-03-30; Reg.
2003-04-11; TX0005711563

v. 64, no. 14, 6Apr03. Created 2003; Pub. 2003-04-06; Reg.
2003-04-29; TX0005713198

v. 64, no. 15, 13Apr03. Created 2003; Pub. 2003-04-13; Reg.
2003-05-01; TX0005709365

v. 64, no. 16, 20Apr03. Created 2003; Pub. 2003-04-20; Reg.
2003-05-01; TX0005709364

v. 64, no. 17, 27Apr03. Created 2003; Pub. 2003-04-27; Reg.
2003-05-12; TX0005711541

v. 64, no. 18, 4May03. Created 2003; Pub. 2003-05-04; Reg.
2003-05-15; TX0005753917

v. 64, no. 19, 11May03. Created 2003; Pub. 2003-05-11; Reg.
2003-05-23; TX0005742113

v. 64, no. 20, 18May03. Created 2003; Pub. 2003-05-18; Reg.
2003-06-03; TX0005763586

v. 64, no. 21, 25May03. Created 2003; Pub. 2003-05-25; Reg.
2003-06-06; TX0005754409

v. 64, no. 22, 1Jun03. Created 2003; Pub. 2003-06-01; Reg.
2003-06-30; TX0005789219

v. 64, no. 33, 17Aug03. Created 2003; Pub. 2003-06-01; Reg.
2003-09-02; TX0005854775

v. 64, no. 23, 8Jun03. Created 2003; Pub. 2003-06-08; Reg.
2003-06-30; TX0005773810

v. 64, no. 24, 15Jun03. Created 2003; Pub. 2003-06-15; Reg.
2003-07-07; TX0005770428

v. 64, no. 25, 22Jun03. Created 2003; Pub. 2003-06-22; Reg.
2003-07-07; TX0005770430

v. 64, no. 26, 29Jun03. Created 2003; Pub. 2003-06-29; Reg.
2003-07-23; TX0005940887

v. 64, no. 27, 6Jul03. Created 2003; Pub. 2003-07-06; Reg.
2003-07-23; TX0005860579

v. 64, no. 28, 13Jul03. Created 2003; Pub. 2003-07-13; Reg.
2003-07-23; TX0005860580

v. 64, no. 29, 20Jul03. Created 2003; Pub. 2003-07-20; Reg.
2003-08-04; TX0005860585

v. 64, no. 30, 27Jul03. Created 2003; Pub. 2003-07-27; Reg.
2003-09-19; TX0005896958

v. 64, no. 31, 3Aug03. Created 2003; Pub. 2003-08-03; Reg.
2003-09-19; TX0005863219

v. 64, no. 32, 10Aug03. Created 2003; Pub. 2003-08-10; Reg.
2003-08-29; TX0005896957

v. 64, no. 33, 17Aug03. Created 2003; Pub. 2003-08-17; Reg.
2003-09-16; TX0005813985

v. 64, no. 34, 24Aug03. Created 2003; Pub. 2003-08-24; Reg.
2003-09-22; TX0005860577

v. 64, no. 35, 31Aug03. Created 2003; Pub. 2003-08-31; Reg.
2003-09-24; TX0005896951

v. 64, no. 36, 7Sep03. Created 2003; Pub. 2003-09-07; Reg.
2003-09-22; TX0005870225

v. 64, no. 36, 7Sep03. Created 2003; Pub. 2003-09-07; Reg.
2003-09-24; TX0005896952

v. 64, no. 37, 14Sep03. Created 2003; Pub. 2003-09-14; Reg.
2003-09-22; TX0005870224

v. 64, no. 37, 14Sep03. Created 2003; Pub. 2003-09-14; Reg.
2003-09-23; TX0005896955

v. 64, no. 38, 21Sep03. Created 2003; Pub. 2003-09-21; Reg.
2003-10-07; TX0005854774

v. 64, no. 39, 28Sep03. Created 2003; Pub. 2003-09-28; Reg.
2003-10-07; TX0005854778

v. 64, no. 40, 5Oct03. Created 2003; Pub. 2003-10-05; Reg.
2003-10-17; TX0005854770

v. 64, no. 41, 13Oct03. Created 2003; Pub. 2003-10-13; Reg.
2003-10-27; TX0005879015

v. 64, no. 42, 19Oct03. Created 2003; Pub. 2003-10-19; Reg.
2003-11-21; TX0005897043

v. 64, no. 43, 26Oct03. Created 2003; Pub. 2003-10-26; Reg.
2003-11-14; TX0005860584

v. 64, no. 44, 2Nov03. Created 2003; Pub. 2003-11-02; Reg.
2003-11-14; TX0005860581

v. 64, no. 45, 9Nov03. Created 2003; Pub. 2003-11-09; Reg.
2003-11-21; TX0005940890

v. 65, no. 46, 16Nov03. Created 2003; Pub. 2003-11-16; Reg.
2004-01-15; TX0005885319

v. 65, no. 47, 23Nov03. Created 2003; Pub. 2003-11-23; Reg.
2004-01-05; TX0005854777

v. 65, no. 48, 30Nov03. Created 2003; Pub. 2003-11-30; Reg.
2004-01-15; TX0005885455

v. 65, no. 49, 7Dec03. Created 2003; Pub. 2003-12-07; Reg.
2004-01-15; TX0005885454

v. 65, no. 50, 14Dec03. Created 2003; Pub. 2003-12-14; Reg.
2004-01-15; TX0005942237

v. 65, no. 51, 21Dec03. Created 2003; Pub. 2003-12-21; Reg.
2004-01-16; TX0005942240

v. 65, no. 52, 29Dec03. Created 2003; Pub. 2003-12-29; Reg.
2004-01-16; TX0005942236

Registration Number / Date:
TX0005947917 / 2004-03-26
Title:	Baby Woodstock's Easter eggs.

Registration Number / Date:
TX0006061435 / 2004-11-03
Title:	Colors.

Registration Number / Date:
TX0005913226 / 2004-02-27
Title:	The Easter beagle returns! / adapted by Alice Alfonsi ; art adapted by Peter and Nick LoBianco.

Registration Number / Date:
TX0006099859 / 2004-11-03
Title:	Go to school, Charlie Brown!

Registration Number / Date:
TX0006102634 / 2005-01-28
Title:	The great pumpkin strikes again.

Registration Number / Date:
PAu002860583 / 2004-04-26
Title:	He's a bully, Charlie Brown.

Registration Number / Date:
TX0006105138 / 2005-01-26
Title:	I want a dog for Christmas, Charlie Brown! / by Charles M. Schulz ; adapted by Jim Thomas ; illustrated by Tom Brannon.

Registration Number / Date:
TX0006049491 / 2004-07-26
Title:	It was a dark and stormy night, Snoopy / by Charles M. Schulz.

Registration Number / Date:
TX0006061812 / 2004-11-03
Title:	It's Father's Day, Charlie Brown! / based on the comic strip and characters created by Charles M. Schulz ; adapted by Judy Katchske ; art adapted by Tom Brannon.

Registration Number / Date:
TX0006301121 / 2005-11-09
Title:	It's par for the course, Charlie Brown.

Registration Number / Date:
PAu002863543 / 2004-05-11
Title:	Kick the football, Charlie Brown.

Registration Number / Date:
TX0005929823 / 2004-03-26
Title:	Lucy must be traded / by Charles M. Schulz ; adapted by Justine and Ron Fontes ; art adapted by Tom Brannon

Registration Number / Date:
TX0005941140 / 2004-03-12
Title:	Make a trade, Charlie Brown! / adapted by Darice Bailer ;art adapted by Peter & Nick LoBianco.

Registration Number / Date:
TX0005998484 / 2004-06-29
Title:	Peanuts 2004-2005 : 16-month engagement calendar.

Registration Number / Date:
TX0005998470 / 2004-06-29
Title:	Peanuts 2005 calendar.

Registration Number / Date:
TX0006062374 / 2004-06-29
Title:	Peanuts 2005 calendar.

Registration Number / Date:
TX0005994155 / 2004-06-29
Title:	Peanuts 2005 calendar.

Registration Number / Date:
TX0005950899 / 2004-04-13
Title:	Peanuts : Good grief, it's Mother's Day! / adapted by Alice Alfonsi ; art adapted by Peter and Nick LoBianco.

Registration Number / Date:
TX0006225053 / 2005-01-28
Title:	A pop-up celebration.

Registration Number / Date:
TX0006317730 / 2005-11-09
Title:	Trick or treat! a Peanuts Halloween

Title:	United Feature comics.

Issues Registered:

v. 66, no. 1, 4Jan04. Created 2004; Pub. 2004-01-04; Reg.
2004-01-16; TX0005942239

v. 66, no. 2, 11Jan04. Created 2004; Pub. 2004-01-11; Reg.
2004-01-16; TX0005942241

v. 66, no. 3, 18Jan04. Created 2004; Pub. 2004-01-18; Reg.
2004-02-17; TX0005924865

v. 66, no. 5, 1Feb04. Created 2004; Pub. 2004-02-01; Reg.
2004-02-17; TX0005924860

v. 66, no. 7, 15Feb04. Created 2004; Pub. 2004-02-15; Reg.
2004-02-23; TX0005923536

v. 66, no. 8, 22Feb04. Created 2004; Pub. 2004-02-22; Reg.
2004-03-04; TX0005928124

v. 66, no. 9, 29Feb04. Created 2004; Pub. 2004-02-29; Reg.
2004-04-05; TX0005965631

v. 66, no. 10, 7Mar04. Created 2004; Pub. 2004-03-07; Reg.
2004-04-12; TX0005987588

v. 66, no. 11, 14Mar04. Created 2004; Pub. 2004-03-14; Reg.
2004-04-15; TX0005970078

v. 66, no. 12, 21Mar04. Created 2004; Pub. 2004-03-21; Reg.
2004-04-15; TX0005970079

v. 66, no. 13, 28Mar04. Created 2004; Pub. 2004-03-28; Reg.
2004-05-10; TX0005976614

v. 66, no. 14, 4Apr04. Created 2004; Pub. 2004-04-04; Reg.
2004-05-10; TX0005974232

v. 66, no. 15, 11Apr04. Created 2004; Pub. 2004-04-11; Reg.
2004-05-05; TX0005970009

v. 66, no. 16, 18Apr04. Created 2004; Pub. 2004-04-18; Reg.
2004-05-07; TX0005973913

v. 66, no. 17, 25Apr04. Created 2004; Pub. 2004-04-25; Reg.
2004-05-17; TX0005976617

v. 66, no. 18, 2May04. Created 2004; Pub. 2004-05-02; Reg.
2004-05-14; TX0005969283

v. 66, no. 19, 9May04. Created 2004; Pub. 2004-05-09; Reg.
2004-06-22; TX0006002369

v. 66, no. 20, 16May04. Created 2004; Pub. 2004-05-16; Reg.
2004-06-17; TX0005994801

v. 66, no. 21, 23May04. Created 2004; Pub. 2004-05-23; Reg.
2004-06-17; TX0005991525

v. 66, no. 22, 30May04. Created 2004; Pub. 2004-05-30; Reg.
2004-06-21; TX0005987092

v. 66, no. 23, 6Jun04. Created 2004; Pub. 2004-06-06; Reg.
2004-06-21; TX0005987097

v. 66, no. 24, 13Jun04. Created 2004; Pub. 2004-06-13; Reg.
2004-06-18; TX0005994789

v. 66, no. 25, 20Jun04. Created 2004; Pub. 2004-06-20; Reg.
2004-07-15; TX0006019744

v. 66, no. 27, 27Jun04. Created 2004; Pub. 2004-06-27; Reg.
2004-07-23; TX0006002586

v. 66, no. 27, 27Jun04. Created 2004; Pub. 2004-06-27; Reg.
2004-07-19; TX0006002474

v. 66, no. 28, 4Jul04. Created 2004; Pub. 2004-07-04; Reg.
2004-07-20; TX0006002347

v. 66, no. 29, 11Jul04. Created 2004; Pub. 2004-07-11; Reg.
2004-07-20; TX0006022364

v. 66, no. 30, 19Jul04. Created 2004; Pub. 2004-07-19; Reg.
2004-08-02; TX0006024926

v. 66, no. 31, 25Jul04. Created 2004; Pub. 2004-07-25; Reg.
2004-08-03; TX0006025088

v. 66, no. 32, 1Aug04. Created 2004; Pub. 2004-08-01; Reg.
2004-08-09; TX0006012704

v. 66, no. 33, 8Aug04. Created 2004; Pub. 2004-08-08; Reg.
2004-08-16; TX0006019784

v. 66, no. 34, 15Aug04. Created 2004; Pub. 2004-08-15; Reg.
2004-09-01; TX0006024924

v. 66, no. 36, 29Aug04. Created 2004; Pub. 2004-08-29; Reg.
2004-10-08; TX0006035958

v. 66, no. 37, 5Sep04. Created 2004; Pub. 2004-09-05; Reg.
2004-10-08; TX0006053690

v. 66, no. 38, 12Sep04. Created 2004; Pub. 2004-09-12; Reg.
2004-10-08; TX0006055807

v. 66, no. 39, 19Sep04. Created 2004; Pub. 2004-09-19; Reg.
2004-10-18; TX0006058500

v. 66, no. 40, 26Sep04. Created 2004; Pub. 2004-09-26; Reg.
2004-10-18; TX0006058502

v. 66, no. 42, 10Oct04. Created 2004; Pub. 2004-10-10; Reg.
2004-10-25; TX0006068866

v. 66, no. 43, 17Oct04. Created 2004; Pub. 2004-10-17; Reg.
2004-11-08; TX0006068772

v. 66, no. 44, 24Oct04. Created 2004; Pub. 2004-10-24; Reg.
2004-11-12; TX0006067860

v. 66, no. 45, 31Oct04. Created 2004; Pub. 2004-10-31; Reg.
2004-11-15; TX0006078036

v. 66, no. 46, 7Nov04. Created 2004; Pub. 2004-11-07; Reg.
2004-11-18; TX0006076369

v. 66, no. 47, 14Nov04. Created 2004; Pub. 2004-11-14; Reg.
2004-12-09; TX0006091203

v. 66, no. 48, 21Nov04. Created 2004; Pub. 2004-11-21; Reg.
2004-12-27; TX0006103205

v. 66, no. 49, 29Nov04. Created 2004; Pub. 2004-11-29; Reg.
2004-12-27; TX0006098373

v. 66, no. 50, 5Dec04. Created 2004; Pub. 2004-12-05; Reg.
2004-12-27; TX0006105351

v. 66, no. 51, 12Dec04. Created 2004; Pub. 2004-12-12; Reg.
2005-01-10; TX0006119898

v. 66, no. 52, 19Dec04. Created 2004; Pub. 2004-12-19; Reg.
2005-01-10; TX0006119896

v. 66, no. 53, 26Dec04. Created 2004; Pub. 2004-12-26; Reg.
2005-01-10; TX0006119893

Registration Number / Date:
TX0006007367 / 2004-07-26
Title:	Who's on first, Charlie Brown? / Charles M. Schulz ; foreword by Cal Ripken, Jr.. Random House, Inc.

Registration Number / Date:
TX0006303098 / 2005-11-09
Title:	Baby Snoopy Santa : Baby Snoopy.

Registration Number / Date:
TX0006250540 / 2005-09-19
Title:	Baby Snoopy's pumpkin.

ATTACHMENT III

Section 4.18

Accounts Receivable

[**]37

37 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

PURCHASER DISCLOSURE LETTER

TO THE

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

ICON NY HOLDINGS LLC,

IBG BORROWER LLC,

ICONIX BRAND GROUP, INC.

DHX MEDIA LTD.

AND

DHX SSP HOLDINGS LLC

DATED MAY 9, 2017

This document constitutes the Purchaser Disclosure Letter (the “Purchaser Disclosures”) referenced in the Membership Interest Purchase Agreement (the “Agreement”), dated May 9, 2017, by and among Icon NY Holdings LLC, a limited liability company organized under the Laws of Delaware (“Peanuts Seller”), IBG Borrower LLC, a limited liability company organized under the Laws of Delaware (“IBG Seller” and, together with Peanuts Seller, the “Sellers,” and each, individually, a “Seller”), and, solely for purposes of Section 3.4 of the Agreement, Iconix Brand Group, Inc. a corporation organized under the laws of the State of Delaware, on the one hand, and, solely for purposes of Section 3.3 of the Agreement, DHX Media Ltd., a corporation organized under the Laws of Canada, and DHX SSP Holdings LLC, a limited liability company organized under the Laws of Delaware (“Purchaser”), on the other hand. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Agreement.

Matters reflected in the Purchaser Disclosures are not necessarily limited to matters required by the Agreement to be reflected in the Purchaser Disclosures. Purchaser may, at its option, include in the Purchaser Disclosures items that are not material in order to avoid any misunderstanding, and such inclusion shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of the Agreement, the Purchaser Disclosures or otherwise. To the extent any such additional matters are included, they are included for informational purposes and do not necessarily include other matters of a similar nature. In no event shall any disclosure of additional matters be deemed or interpreted to broaden or otherwise amend any of the covenants or representations or warranties in the Agreement. The disclosure of any matter or item in the Purchaser Disclosures shall not be deemed to constitute an acknowledgment that such matter or item is material to a representation or warranty set forth in the Agreement and shall not be used as a basis for interpreting the terms “material,” “materially” or “materiality” or any word or phrase of similar import, and does not mean that such matter or item would, alone or together with any other matter or item, reasonably be expected to be material. Headings and subheadings have been inserted in the Purchaser Disclosures for convenience of reference only and shall to no extent have the effect of amending or changing the express description thereof as set forth in the Agreement, or modifying any of the representations and warranties contained in the Agreement or any of the qualifications or exceptions set forth in the Agreement relating to such representations and warranties, including, without limitation, any qualifications based on knowledge. All references to “Sections” in the Purchaser Disclosures shall be deemed to refer to the provisions of the Agreement, unless the context requires otherwise. Disclosure of any fact or item in any Schedule referenced by a particular Section in the Agreement shall be deemed to have been disclosed with respect to every other Section in the Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure would apply to such other Sections.

2

The specification of any dollar amount or the inclusion of any item in the Purchaser Disclosures is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party to the Agreement shall use the fact of the setting of the amounts or the fact of the inclusion of any item in the Purchaser Disclosures in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in the Purchaser Disclosures is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of the Purchaser Disclosures and the Agreement.

The information contained in the Purchaser Disclosures is disclosed solely for purposes of the Agreement, and no information contained herein or therein shall be deemed to be an admission by any party to the Agreement to any third party of any matter whatsoever (including any violation of any Law or Order or breach of contract). The parties to the Agreement do not assume any responsibility to any Person that is not a party to the Agreement for the accuracy of any information set forth in the Purchaser Disclosures. The information set forth in the Purchaser Disclosures was not prepared or disclosed with a view to its potential disclosure to others. Subject to applicable Law, such information is disclosed in confidence for the purposes contemplated in the Agreement and is subject to the confidentiality provisions of the Confidentiality Agreement. Moreover, in disclosing the information in the Purchaser Disclosures, each party to the Agreement expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.

3

Section 5.3

Consents and Approvals

[**]1

1 [**] – Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portion.

Section 5.6

Finders; Brokers

None.